

UNITED STATES
SECURITIESAND EXCHANGE COMMISSION
WASHINGTON, DC 20549



FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

United Mexican States
Exact name of registrant as specified in charter

0000101368
Registrant CIK number

Form 18-K (annual report for fiscal year ended December 31, 2014)
Electronic report, schedule or registration statement of which the documents are a part (give period of report)

SEC file number, if available

Name of Person Filing the Document
(If Other than the Registrant)

SIGNATURES

The Registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized, in Mexico City, Mexico, on October 28, 2015.

United Mexican States

By: /S/ ALEJANDRO DÍAZ DE LEÓN CARRILLO
Name: Alejandro Díaz de León Carrillo
Title: Deputy Undersecretary for Public Credit of the Ministry of Finance and Public Credit

EXHIBIT C TO

FORM 18-K

For Foreign Governments and Political Subdivisions Thereof

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

ANNUAL REPORT

of the

UNITED MEXICAN STATES

(Name of Registrant)

Date of end of last fiscal year: December 31, 2014

EXHIBIT INDEX

Item	Description	Page
Exhibit A:	None	
Exhibit B:	None	
Exhibit C:	Federal Expenditure Budget for 2015 and Federal Annual Revenue Law for 2015 of the Registrant	
Exhibit D:	Current United Mexican States Description*	
Exhibit E:	Debt Tables as of December 31, 2014*	

* Filed pursuant to electronic filing of Form 18-K

EXHIBIT C

LEY DE INGRESOS DE LA FEDERACIÓN PARA EL EJERCICIO FISCAL DE 2015

TEXTO VIGENTE a partir del 01-01-2015
Nueva Ley publicada en el Diario Oficial de la Federación el 13 de noviembre de 2014

Nota de vigencia: La fracción II del artículo 22 de la presente Ley, publicada en el DOF 13-11-2014, entrará en vigor el 1 de enero de 2016.

Al margen un sello con el Escudo Nacional, que dice: Estados Unidos Mexicanos.- Presidencia de la República.

ENRIQUE PEÑA NIETO, Presidente de los Estados Unidos Mexicanos, a sus habitantes sabed:

Que el Honorable Congreso de la Unión, se ha servido dirigirme el siguiente

DECRETO

"EL CONGRESO GENERAL DE LOS ESTADOS UNIDOS MEXICANOS, D E C R E T A :

SE EXPIDE LA LEY DE INGRESOS DE LA FEDERACIÓN PARA EL EJERCICIO FISCAL DE 2015

ARTÍCULO ÚNICO. Se expide la Ley de Ingresos de la Federación para el Ejercicio Fiscal de 2015.

LEY DE INGRESOS DE LA FEDERACIÓN PARA EL EJERCICIO FISCAL DE 2015

Capítulo I
De los Ingresos y el Endeudamiento Público

Artículo 1o. En el ejercicio fiscal de 2015, la Federación percibirá los ingresos provenientes de los conceptos y en las cantidades estimadas que a continuación se enumeran:

CONCEPTO	Millones de pesos
TOTAL	**4,694,677.4**
INGRESOS DEL GOBIERNO FEDERAL (1+3+4+5+6+8+9)	**2,904,011.8**
1. Impuestos	**1,978,980.6**
1. Impuestos sobre los ingresos:	1,059,206.2
01. Impuesto sobre la renta.	1,059,206.2
2. Impuestos sobre el patrimonio.	
3. Impuestos sobre la producción, el consumo y las transacciones:	870,457.8
01. Impuesto al valor agregado.	703,848.5
02. Impuesto especial sobre producción y servicios:	159,970.6

		01.	Gasolinas, diésel para combustión automotriz:	30,321.3
			01. Artículo 2o-A, fracción I.	5,857.4
			02. Artículo 2o-A, fracción II.	24,463.9
		02.	Bebidas con contenido alcohólico y cerveza:	40,403.4
			01. Bebidas alcohólicas.	11,383.2
			02. Cervezas y bebidas refrescantes.	29,020.2
		03.	Tabacos labrados.	34,426.6
		04.	Juegos con apuestas y sorteos.	2,599.9
		05.	Redes públicas de telecomunicaciones.	8,065.4
		06.	Bebidas energetizantes.	23.9
		07.	Bebidas saborizadas.	18,271.1
		08.	Alimentos no básicos con alta densidad calórica.	15,348.4
		09.	Plaguicidas.	638.8
		10.	Combustibles fósiles.	9,871.8
	03.	Impuesto sobre automóviles nuevos.		6,638.7
4.	Impuestos al comercio exterior:			27,875.9
	01.	Impuestos al comercio exterior:		27,875.9
		01.	A la importación.	27,875.9
		02.	A la exportación.	0.0
5.	Impuestos sobre Nóminas y Asimilables.			
6.	Impuestos Ecológicos.			
7.	Accesorios:			22,704.7
	01.	Accesorios.		22,704.7
8.	Otros impuestos:			2,200.0
	01.	Impuesto por la actividad de exploración y		2,200.0



		extracción de hidrocarburos.	
	02.	Impuesto sobre servicios expresamente declarados de interés público por ley, en los que intervengan empresas concesionarias de bienes del dominio directo de la Nación.	0.0
	9.	Impuestos no comprendidos en las fracciones de la Ley de Ingresos causados en ejercicios fiscales anteriores pendientes de liquidación o pago.	-3,464.0
INGRESOS DE ORGANISMOS Y EMPRESAS (2+7)			**1,118,070.6**
2.	**Cuotas y aportaciones de seguridad social**		**243,482.8**
	1.	Aportaciones para Fondos de Vivienda.	0.0
	01.	Aportaciones y abonos retenidos a trabajadores por patrones para el Fondo Nacional de la Vivienda para los Trabajadores.	0.0
	2.	Cuotas para el Seguro Social.	243,482.8
	01.	Cuotas para el Seguro Social a cargo de patrones y trabajadores.	243,482.8
	3.	Cuotas de Ahorro para el Retiro.	0.0
	01.	Cuotas del Sistema de Ahorro para el Retiro a cargo de los patrones.	0.0
	4.	Otras Cuotas y Aportaciones para la seguridad social:	0.0
	01.	Cuotas para el Instituto de Seguridad y Servicios Sociales de los Trabajadores del Estado a cargo de los citados trabajadores.	0.0
	02.	Cuotas para el Instituto de Seguridad Social para las Fuerzas Armadas Mexicanas a cargo de los militares.	0.0
	5.	Accesorios.	0.0
3.	**Contribuciones de mejoras**		**29.8**
	1.	Contribución de mejoras por obras públicas:	29.8
	01.	Contribución de mejoras por obras públicas de infraestructura hidráulica.	29.8
	2.	Contribuciones de mejoras no comprendidas en las fracciones de la Ley de Ingresos causados en ejercicios fiscales anteriores pendientes de liquidación o pago.	0.0



4.	**Derechos**			**39,211.9**
	1.	Derechos por el uso, goce, aprovechamiento o explotación de bienes de dominio público:		33,901.2
		01.	Secretaría de Hacienda y Crédito Público.	0.0
		02.	Secretaría de la Función Pública.	0.0
		03.	Secretaría de Economía.	2,040.8
		04.	Secretaría de Comunicaciones y Transportes.	4,808.0
		05.	Secretaría de Medio Ambiente y Recursos Naturales.	20,241.5
		06.	Secretaría de Agricultura, Ganadería, Desarrollo Rural, Pesca y Alimentación.	65.8
		07.	Secretaría del Trabajo y Previsión Social.	0.0
		08.	Instituto Federal de Telecomunicaciones.	6,745.1
	2.	Derechos por prestación de servicios:		5,310.7
		01.	Servicios que presta el Estado en funciones de derecho público:	5,310.7
			01. Secretaría de Gobernación.	97.1
			02. Secretaría de Relaciones Exteriores.	2,475.6
			03. Secretaría de la Defensa Nacional.	0.0
			04. Secretaría de Marina.	0.0
			05. Secretaría de Hacienda y Crédito Público.	198.6
			06. Secretaría de la Función Pública.	11.4
			07. Secretaría de Energía.	252.1
			08. Secretaría de Economía.	20.4
			09. Secretaría de Agricultura, Ganadería, Desarrollo Rural, Pesca y Alimentación.	40.7
			10. Secretaría de Comunicaciones y Transportes.	1,057.7
			11. Secretaría de Medio Ambiente y Recursos Naturales.	62.3

			01.	Agencia Nacional de Seguridad Industrial y de Protección al Medio Ambiente del Sector Hidrocarburos.	0.0
			02.	Otros.	62.3
		12.		Secretaría de Educación Pública.	957.2
		13.		Secretaría de Salud.	30.0
		14.		Secretaría del Trabajo y Previsión Social.	3.0
		15.		Secretaría de Desarrollo Agrario, Territorial y Urbano.	57.8
		16.		Secretaría de Turismo.	0.5
		17.		Procuraduría General de la República.	0.1
		18.		Instituto Federal de Telecomunicaciones.	46.2
		19.		Comisión Nacional de Hidrocarburos.	0.0
		20.		Comisión Reguladora de Energía.	0.0
	3.			Otros Derechos.	0.0
	4.			Accesorios.	0.0
	5.			Derechos no comprendidos en las fracciones de la Ley de Ingresos causados en ejercicios fiscales anteriores pendientes de liquidación o pago.	0.0
5.				**Productos**	**6,063.4**
	1.			Productos de tipo corriente:	6.6
		01.		Por los servicios que no correspondan a funciones de derecho público.	6.6
	2.			Productos de capital:	6,056.8
		01.		Derivados del uso, aprovechamiento o enajenación de bienes no sujetos al régimen de dominio público:	6,056.8
			01.	Explotación de tierras y aguas.	0.0
			02.	Arrendamiento de tierras, locales y construcciones.	0.3

		03.	Enajenación de bienes:	1,375.8
			01. Muebles.	1,289.9
			02. Inmuebles.	85.9
		04.	Intereses de valores, créditos y bonos.	4,238.6
		05.	Utilidades:	442.0
			01. De organismos descentralizados y empresas de participación estatal.	0.0
			02. De la Lotería Nacional para la Asistencia Pública.	0.0
			03. De Pronósticos para la Asistencia Pública.	441.5
			04. Otras.	0.5
		06.	Otros.	0.1
	3.	Productos no comprendidos en las fracciones de la Ley de Ingresos causados en ejercicios fiscales anteriores pendientes de liquidación o pago.		0.0
6.	**Aprovechamientos**			**134,626.8**
	1.	Aprovechamientos de tipo corriente:		134,600.7
		01.	Multas.	1,620.6
		02.	Indemnizaciones.	1,873.0
		03.	Reintegros:	123.2
			01. Sostenimiento de las escuelas artículo 123.	0.0
			02. Servicio de vigilancia forestal.	0.1
			03. Otros.	123.1
		04.	Provenientes de obras públicas de infraestructura hidráulica.	323.6
		05.	Participaciones en los ingresos derivados de la aplicación de leyes locales sobre herencias y legados expedidas de acuerdo con la Federación.	0.0
		06.	Participaciones en los ingresos derivados de la aplicación de leyes locales sobre donaciones	0.0

		expedidas de acuerdo con la Federación.	
07.		Aportaciones de los Estados, Municipios y particulares para el servicio del Sistema Escolar Federalizado.	0.0
08.		Cooperación del Distrito Federal por servicios públicos locales prestados por la Federación.	0.0
09.		Cooperación de los Gobiernos de Estados y Municipios y de particulares para alcantarillado, electrificación, caminos y líneas telegráficas, telefónicas y para otras obras públicas.	0.0
10.		5% de días de cama a cargo de establecimientos particulares para internamiento de enfermos y otros destinados a la Secretaría de Salud.	0.0
11.		Participaciones a cargo de los concesionarios de vías generales de comunicación y de empresas de abastecimiento de energía eléctrica.	775.3
12.		Participaciones señaladas por la Ley Federal de Juegos y Sorteos.	856.6
13.		Regalías provenientes de fondos y explotación minera.	0.0
14.		Aportaciones de contratistas de obras públicas.	5.5
15.		Destinados al Fondo para el Desarrollo Forestal:	0.5
	01.	Aportaciones que efectúen los Gobiernos del Distrito Federal, Estatales y Municipales, los organismos y entidades públicas, sociales y los particulares.	0.0
	02.	De las reservas nacionales forestales.	0.0
	03.	Aportaciones al Instituto Nacional de Investigaciones Forestales y Agropecuarias.	0.0
	04.	Otros conceptos.	0.5
16.		Cuotas Compensatorias.	105.4
17.		Hospitales Militares.	0.0
18.		Participaciones por la explotación de obras del dominio público señaladas por la Ley Federal del Derecho de Autor.	0.0



	19.	Provenientes de decomiso y de bienes que pasan a propiedad del Fisco Federal.		0.0
	20.	Provenientes del programa de mejoramiento de los medios de informática y de control de las autoridades aduaneras.		0.0
	21.	No comprendidos en los incisos anteriores provenientes del cumplimiento de convenios celebrados en otros ejercicios.		0.0
	22.	Otros:		128,917.0
		01.	Remanente de operación del Banco de México.	0.0
		02.	Utilidades por Recompra de Deuda.	0.0
		03.	Rendimiento mínimo garantizado.	0.0
		04.	Otros.	128,917.0
	23.	Provenientes de servicios en materia energética:		0.0
		01.	Agencia Nacional de Seguridad Industrial y de Protección al Medio Ambiente del Sector Hidrocarburos.	0.0
		02.	Comisión Nacional de Hidrocarburos.	0.0
		03.	Comisión Reguladora de Energía.	0.0
2.	Aprovechamientos de capital.			26.1
	01.	Recuperaciones de capital:		26.1
		01.	Fondos entregados en fideicomiso, a favor de Entidades Federativas y empresas públicas.	20.4
		02.	Fondos entregados en fideicomiso, a favor de empresas privadas y a particulares.	5.7
		03.	Inversiones en obras de agua potable y alcantarillado.	0.0
		04.	Desincorporaciones.	0.0
		05.	Otros.	0.0
3.	Accesorios.			0.0
4.	Aprovechamientos no comprendidos en las fracciones de			0.0



			la Ley de Ingresos causados en ejercicios fiscales anteriores pendientes de liquidación o pago.	
7.	**Ingresos por ventas de bienes y servicios**			**874,587.8**
	1.		Ingresos por ventas de bienes y servicios de organismos descentralizados:	78,064.2
		01.	Instituto Mexicano del Seguro Social.	30,129.6
		02.	Instituto de Seguridad y Servicios Sociales para los Trabajadores del Estado.	47,934.6
	2.		Ingresos de operación de empresas productivas del Estado:	796,523.6
		01.	Petróleos Mexicanos.	439,706.9
		02.	Comisión Federal de Electricidad.	356,816.7
	3.		Ingresos de empresas de participación estatal.	0.0
	4.		Ingresos por ventas de bienes y servicios producidos en establecimientos del Gobierno Central.	0.0
8.	**Participaciones y aportaciones**			
	1.		Participaciones.	
	2.		Aportaciones.	
	3.		Convenios.	
9.	**Transferencias, asignaciones, subsidios y otras ayudas**			**745,099.3**
	1.		Transferencias internas y asignaciones al sector público.	745,099.3
		01.	Transferencias del Fondo Mexicano del Petróleo para la Estabilización y el Desarrollo.	745,099.3
			01. Ordinarias.	745,099.3
			02. Extraordinarias.	0.0
	2.		Transferencias al resto del sector público.	0.0
	3.		Subsidios y subvenciones.	0.0
	4.		Ayudas sociales.	0.0
	5.		Pensiones y jubilaciones.	0.0
	6.		Transferencias a fideicomisos, mandatos y análogos.	0.0

10.	**Ingresos derivados de financiamientos**			**672,595.0**
	1.	Endeudamiento interno:		604,450.9
		01.	Endeudamiento interno del Gobierno Federal.	573,365.9
		02.	Otros financiamientos:	31,085.0
			01. Diferimiento de pagos.	31,085.0
			02. Otros.	0.0
	2.	Endeudamiento externo:		0.0
		01.	Endeudamiento externo del Gobierno Federal.	0.0
	3.	Déficit de organismos y empresas de control directo.		-58,857.5
	4.	Déficit de empresas productivas del Estado.		127,001.6
Informativo: Endeudamiento neto del Gobierno Federal (10.1.01+10.2.01)				573,365.9

Cuando una ley que establezca alguno de los ingresos previstos en este artículo, contenga disposiciones que señalen otros ingresos, estos últimos se considerarán comprendidos en la fracción que corresponda a los ingresos a que se refiere este precepto.

Se faculta al Ejecutivo Federal para que durante el ejercicio fiscal de 2015, otorgue los beneficios fiscales que sean necesarios para dar debido cumplimiento a las resoluciones derivadas de la aplicación de mecanismos internacionales para la solución de controversias legales que determinen una violación a un tratado internacional.

Por razones de interés público y cuando se considere necesario evitar aumentos desproporcionados en el precio al usuario final, el Ejecutivo Federal fijará los precios máximos al usuario final, y de venta de primera mano del gas licuado de petróleo, sin que se requiera trámite o requisito adicional alguno. El Ejecutivo Federal deberá enviar a las comisiones de Hacienda y Crédito Público, y de Presupuesto y Cuenta Pública de la Cámara de Diputados, un informe detallado del mecanismo para fijar los precios de las gasolinas, gas y energía eléctrica.

El Ejecutivo Federal informará al Congreso de la Unión de los ingresos por contribuciones pagados en especie o en servicios, así como, en su caso, el destino de los mismos.

Derivado del monto de ingresos fiscales a obtener durante el ejercicio fiscal de 2015, se proyecta una recaudación federal participable por 2 billones 312 mil 918.2 millones de pesos.

Para el ejercicio fiscal de 2015, el gasto de inversión del Gobierno Federal y de las empresas productivas del Estado no se contabilizará para efectos del equilibrio presupuestario previsto en el artículo 17 de la Ley Federal de Presupuesto y Responsabilidad Hacendaria, hasta por un monto equivalente a 2.5% del Producto Interno Bruto, del cual 2.0% corresponde a Petróleos Mexicanos y 0.5% a la Comisión Federal de Electricidad y para inversiones de alto impacto en los términos del Presupuesto de Egresos de la Federación 2015.



Los recursos que se reciban en 2015 por concepto de los derechos a que se refieren los artículos 254 a 261 de la Ley Federal de Derechos vigentes en 2014, se transferirán a los destinos señalados en dichos artículos. En el caso de los recursos a que se refieren los artículos 256 y 257-Ter de la ley citada, se transferirán al Fondo de Estabilización de los Ingresos Presupuestarios. Tratándose de los recursos correspondientes a los fondos sectoriales CONACYT-Secretaría de Energía-Hidrocarburos y CONACYT-Secretaría de Energía-Sustentabilidad Energética, se ejercerán en los términos del artículo 88 de la Ley Federal de Presupuesto y Responsabilidad Hacendaria. En ambos casos los recursos formarán parte de las transferencias establecidas, respectivamente, en los artículos 87, fracción I y 88 de la última ley citada. El remanente será para cubrir el Presupuesto de Egresos de la Federación.

Se estima que durante el ejercicio fiscal de 2015, en términos monetarios, el pago en especie del impuesto sobre servicios expresamente declarados de interés público por ley, en los que intervengan empresas concesionarias de bienes del dominio directo de la Nación, previsto en la Ley que establece, reforma y adiciona las disposiciones relativas a diversos impuestos publicada en el Diario Oficial de la Federación el 31 de diciembre de 1968, ascenderá al equivalente de 2 mil 740.5 millones de pesos.

La aplicación de los recursos a que se refiere el párrafo anterior, se hará de acuerdo a lo establecido en el Presupuesto de Egresos de la Federación para el Ejercicio Fiscal 2015.

Con el objeto de que el Gobierno Federal continúe con la labor reconocida en el artículo segundo transitorio del "Decreto por el que se reforman y adicionan diversas disposiciones de la Ley que crea el Fideicomiso que administrará el fondo para el fortalecimiento de sociedades y cooperativas de ahorro y préstamo y de apoyo a sus ahorradores", publicado en el Diario Oficial de la Federación el 28 de enero de 2004, y a fin de atender la problemática social de los ahorradores afectados por la operación irregular de las cajas populares de ahorro y préstamo a que se refiere dicho transitorio, la Secretaría de Hacienda y Crédito Público, por conducto del área responsable de la banca y ahorro, continuará con la instrumentación, fortalecimiento y supervisión de las acciones o esquemas que correspondan para coadyuvar o intervenir en el resarcimiento de los ahorradores afectados.

En caso de que con base en las acciones o esquemas que se instrumenten conforme al párrafo que antecede sea necesaria la transmisión, administración o enajenación, por parte del Ejecutivo Federal, de los bienes y derechos del fideicomiso referido en el primer párrafo del artículo segundo transitorio del Decreto indicado en el párrafo anterior, las operaciones respectivas, en numerario o en especie, se registrarán en cuentas de orden, con la finalidad de no afectar el patrimonio o activos de los entes públicos federales que lleven a cabo esas operaciones.

El producto de la enajenación de los derechos y bienes decomisados o abandonados relacionados con los procesos judiciales y administrativos a que se refiere el artículo segundo transitorio del Decreto indicado en el párrafo precedente, se destinará en primer término, para cubrir los gastos de administración que eroguen los entes públicos federales que lleven a cabo las operaciones referidas en el párrafo anterior y, posteriormente, se destinarán para restituir al Gobierno Federal los recursos públicos aportados para el resarcimiento de los ahorradores afectados a que se refiere dicho precepto.

Los recursos que durante el ejercicio fiscal de 2015 se destinen al Fondo de Estabilización de los Ingresos de las Entidades Federativas en términos de las disposiciones aplicables, podrán utilizarse para cubrir las obligaciones derivadas de los esquemas que, a fin de mitigar la disminución en participaciones federales del ejercicio fiscal de 2015, se instrumenten para potenciar los recursos que, con cargo a dicho fondo, reciben las entidades federativas.

Hasta el 25 por ciento de las aportaciones que con cargo a los fondos de Aportaciones para el Fortalecimiento de los Municipios y de las Demarcaciones Territoriales del Distrito Federal, y para el Fortalecimiento de las Entidades Federativas, corresponda recibir a las entidades federativas, municipios y demarcaciones territoriales del Distrito Federal, podrán servir como fuente de pago o compensación de

las obligaciones que contraigan con el Gobierno Federal, siempre que exista acuerdo entre las partes y sin que sea necesario obtener la autorización de la legislatura local ni la inscripción ante la Secretaría de Hacienda y Crédito Público en el Registro de Obligaciones y Empréstitos de Entidades Federativas y Municipios.

Artículo 2o. Se autoriza al Ejecutivo Federal, por conducto de la Secretaría de Hacienda y Crédito Público, para contratar y ejercer créditos, empréstitos y otras formas del ejercicio del crédito público, incluso mediante la emisión de valores, en los términos de la Ley General de Deuda Pública y para el financiamiento del Presupuesto de Egresos de la Federación para el Ejercicio Fiscal 2015, por un monto de endeudamiento neto interno hasta por 595 mil millones de pesos, así como por el importe que resulte de conformidad con lo previsto por el Decreto por el que se reforman, adicionan y derogan diversas disposiciones de la Ley Federal de Presupuesto y Responsabilidad Hacendaria y de la Ley General de Deuda Pública, publicado en el Diario Oficial de la Federación el 11 de agosto de 2014, en caso de que se cumplan las condiciones establecidas en los transitorios Tercero y Cuarto de dicho Decreto, para que se proceda a la asunción autorizada en dichos preceptos. Asimismo, el Ejecutivo Federal podrá contratar obligaciones constitutivas de deuda pública interna adicionales a lo autorizado, siempre que el endeudamiento neto externo sea menor al establecido en el presente artículo en un monto equivalente al de dichas obligaciones adicionales. El Ejecutivo Federal queda autorizado para contratar y ejercer en el exterior créditos, empréstitos y otras formas del ejercicio del crédito público, incluso mediante la emisión de valores, para el financiamiento del Presupuesto de Egresos de la Federación para el Ejercicio Fiscal 2015, así como para canjear o refinanciar obligaciones del sector público federal, a efecto de obtener un monto de endeudamiento neto externo de hasta 6 mil millones de dólares de los Estados Unidos de América, el cual incluye el monto de endeudamiento neto externo que se ejercería con organismos financieros internacionales. De igual forma, el Ejecutivo Federal y las entidades podrán contratar obligaciones constitutivas de deuda pública externa adicionales a lo autorizado, siempre que el endeudamiento neto interno sea menor al establecido en el presente artículo en un monto equivalente al de dichas obligaciones adicionales. El cómputo de lo anterior se realizará, en una sola ocasión, el último día hábil bancario del ejercicio fiscal de 2015 considerando el tipo de cambio para solventar obligaciones denominadas en moneda extranjera pagaderas en la República Mexicana que publique el Banco de México en el Diario Oficial de la Federación, así como la equivalencia del peso mexicano con otras monedas que dé a conocer el propio Banco de México, en todos los casos en la fecha en que se hubieren realizado las operaciones correspondientes.

También se autoriza al Ejecutivo Federal para que, a través de la propia Secretaría de Hacienda y Crédito Público, emita valores en moneda nacional y contrate empréstitos para canje o refinanciamiento de obligaciones del erario federal, en los términos de la Ley General de Deuda Pública. Asimismo, el Ejecutivo Federal queda autorizado para contratar créditos o emitir valores en el exterior con el objeto de canjear o refinanciar endeudamiento externo.

Las operaciones a las que se refiere el párrafo anterior no deberán implicar endeudamiento neto adicional al autorizado para el ejercicio fiscal de 2015.

Se autoriza al Instituto para la Protección al Ahorro Bancario a contratar créditos o emitir valores con el único objeto de canjear o refinanciar exclusivamente sus obligaciones financieras, a fin de hacer frente a sus obligaciones de pago, otorgar liquidez a sus títulos y, en general, mejorar los términos y condiciones de sus obligaciones financieras. Los recursos obtenidos con esta autorización únicamente se podrán aplicar en los términos establecidos en la Ley de Protección al Ahorro Bancario incluyendo sus artículos transitorios. Sobre estas operaciones de canje y refinanciamiento se deberá informar trimestralmente al Congreso de la Unión.

El Banco de México actuará como agente financiero del Instituto para la Protección al Ahorro Bancario, para la emisión, colocación, compra y venta, en el mercado nacional, de los valores



representativos de la deuda del citado Instituto y, en general, para el servicio de dicha deuda. El Banco de México también podrá operar por cuenta propia con los valores referidos.

En el evento de que en las fechas en que corresponda efectuar pagos por principal o intereses de los valores que el Banco de México coloque por cuenta del Instituto para la Protección al Ahorro Bancario, éste no tenga recursos suficientes para cubrir dichos pagos en la cuenta que, para tal efecto, le lleve el Banco de México, el propio Banco deberá proceder a emitir y colocar valores a cargo del Instituto para la Protección al Ahorro Bancario, por cuenta de éste y por el importe necesario para cubrir los pagos que correspondan. Al determinar las características de la emisión y de la colocación, el citado Banco procurará las mejores condiciones para el mencionado Instituto dentro de lo que el mercado permita.

El Banco de México deberá efectuar la colocación de los valores a que se refiere el párrafo anterior en un plazo no mayor de 15 días hábiles contado a partir de la fecha en que se presente la insuficiencia de fondos en la cuenta del Instituto para la Protección al Ahorro Bancario. Excepcionalmente, la Junta de Gobierno del Banco de México podrá ampliar este plazo una o más veces por un plazo conjunto no mayor de tres meses, si ello resulta conveniente para evitar trastornos en el mercado financiero.

En cumplimiento de lo dispuesto por el artículo 45 de la Ley de Protección al Ahorro Bancario, se dispone que, en tanto se efectúe la colocación referida en el párrafo anterior, el Banco de México podrá cargar la cuenta corriente que le lleva a la Tesorería de la Federación, sin que se requiera la instrucción del Titular de dicha Tesorería, para atender el servicio de la deuda que emita el Instituto para la Protección al Ahorro Bancario. El Banco de México deberá abonar a la cuenta corriente de la Tesorería de la Federación el importe de la colocación de valores que efectúe en términos de este artículo.

Las acciones, los cupones o los títulos representativos del capital o partes sociales expropiados de las empresas enlistadas en el "Decreto por el que se expropian por causa de utilidad pública, a favor de la Nación, las acciones, cupones y/o los títulos representativos del capital o partes sociales de las empresas que adelante se enlistan", publicado en el Diario Oficial de la Federación los días 3 y 10 de septiembre de 2001, que se entreguen al Gobierno Federal, serán recibidas por conducto de la Secretaría de Agricultura, Ganadería, Desarrollo Rural, Pesca y Alimentación, estarán libres de gravamen mercantil y no computarán para considerar a sus emisoras como entidades paraestatales, por lo que no estarán sujetas al régimen aplicable a las mismas.

Corresponderá directamente a la Secretaría de Agricultura, Ganadería, Desarrollo Rural, Pesca y Alimentación, ejercer los derechos corporativos que deriven de la titularidad de las acciones, los cupones o los títulos representativos del capital o partes sociales expropiados a que se refiere el párrafo que antecede, designar representantes para tal efecto y resolver las situaciones de hecho o de derecho que se presenten respecto de las mismas, así como comunicarle a la Tesorería de la Federación el destino que se les dará a efecto de que ésta, sin más trámite, realice la transmisión correspondiente.

Se autoriza a la banca de desarrollo, a la Financiera Nacional de Desarrollo Agropecuario, Rural, Forestal y Pesquero, a los fondos de fomento y al Instituto del Fondo Nacional para el Consumo de los Trabajadores un monto conjunto de déficit por intermediación financiera, definida como el Resultado de Operación que considera la Constitución Neta de Reservas Crediticias Preventivas, de cero pesos para el Ejercicio Fiscal de 2015.

El monto autorizado conforme al párrafo anterior podrá ser adecuado previa autorización del órgano de gobierno de la entidad de que se trate y con la opinión favorable de la Secretaría de Hacienda y Crédito Público.

Los montos establecidos en el artículo 1o., numeral 10 "Ingresos derivados de Financiamientos" de esta Ley, así como el monto de endeudamiento neto interno consignado en este artículo, se verán, en su caso, modificados en lo conducente como resultado de la distribución, entre el Gobierno Federal y los



organismos y empresas de control directo, de los montos autorizados en el Presupuesto de Egresos de la Federación para el Ejercicio Fiscal 2015.

Se autoriza para Petróleos Mexicanos y sus empresas productivas subsidiarias la contratación y ejercicio de créditos, empréstitos y otras formas del ejercicio del crédito público, incluso mediante la emisión de valores, así como el canje o refinanciamiento de sus obligaciones constitutivas de deuda pública, a efecto de obtener un monto de endeudamiento neto interno de hasta 110 mil 500 millones de pesos, y un monto de endeudamiento neto externo de hasta 6 mil 500 millones de dólares de los Estados Unidos de América, asimismo se podrán contratar obligaciones constitutivas de deuda pública interna o externa adicionales a lo autorizado, siempre que el endeudamiento neto externo o interno, respectivamente, sea menor al establecido en este párrafo en un monto equivalente al de dichas obligaciones adicionales. El uso del endeudamiento anterior deberá cumplir con la meta de balance financiero aprobado.

Se autoriza para la Comisión Federal de Electricidad y sus empresas productivas subsidiarias la contratación y ejercicio de créditos, empréstitos y otras formas del ejercicio del crédito público, incluso mediante la emisión de valores, así como el canje o refinanciamiento de sus obligaciones constitutivas de deuda pública, a efecto de obtener un monto de endeudamiento neto interno de hasta 8 mil millones de pesos, y un monto de endeudamiento neto externo de hasta 700 millones de dólares de los Estados Unidos de América, asimismo se podrán contratar obligaciones constitutivas de deuda pública interna o externa adicionales a lo autorizado, siempre que el endeudamiento neto externo o interno, respectivamente, sea menor al establecido en este párrafo en un monto equivalente al de dichas obligaciones adicionales. El uso del endeudamiento anterior deberá cumplir con la meta de balance financiero aprobado.

El cómputo de lo establecido en los dos párrafos anteriores se realizará en una sola ocasión, el último día hábil bancario del ejercicio fiscal de 2015 considerando el tipo de cambio para solventar obligaciones denominadas en moneda extranjera pagaderas en la República Mexicana que publique el Banco de México en el Diario Oficial de la Federación, así como la equivalencia del peso mexicano con otras monedas que dé a conocer el propio Banco de México, en todos los casos en la fecha en que se hubieren realizado las operaciones correspondientes.

La Secretaría de Hacienda y Crédito Público informará al Congreso de la Unión, un avance del Programa Anual de Financiamiento a más tardar el 30 de junio de cada ejercicio, destacando el comportamiento de los diversos rubros en el cual se haga referencia al financiamiento del Gasto de Capital y Refinanciamiento.

Artículo 3o. Se autoriza para el Distrito Federal la contratación y ejercicio de créditos, empréstitos y otras formas de crédito público para un endeudamiento neto de 5 mil millones de pesos para el financiamiento de obras contempladas en el Presupuesto de Egresos del Distrito Federal para el Ejercicio Fiscal 2015. Asimismo, se autoriza la contratación y ejercicio de créditos, empréstitos y otras formas de crédito público para realizar operaciones de canje o refinanciamiento de la deuda pública del Distrito Federal.

Los financiamientos a que se refiere este artículo se sujetarán a lo siguiente:

I. Deberán contratarse con apego a lo establecido en la Ley General de Deuda Pública, en este artículo y en las directrices de contratación que, al efecto, emita la Secretaría de Hacienda y Crédito Público.

II. Las obras que se financien con el monto de endeudamiento neto autorizado deberán:

1. Producir directamente un incremento en los ingresos públicos.



2. Contemplarse en el Presupuesto de Egresos del Distrito Federal para el Ejercicio Fiscal 2015.

3. Apegarse a las disposiciones legales aplicables.

4. Previamente a la contratación del financiamiento respectivo, contar con registro en la cartera que integra y administra la Secretaría de Hacienda y Crédito Público, de conformidad con los términos y condiciones que la misma determine para ese efecto.

III. Las operaciones de financiamiento deberán contratarse en las mejores condiciones que el mercado crediticio ofrezca, que redunden en un beneficio para las finanzas del Distrito Federal y en los instrumentos que, a consideración de la Secretaría de Hacienda y Crédito Público, no afecten las fuentes de financiamiento del sector público federal o de las demás entidades federativas y municipios.

IV. El monto de los desembolsos de los recursos derivados de financiamientos que integren el endeudamiento neto autorizado y el ritmo al que procedan, deberán conllevar una correspondencia directa con las ministraciones de recursos que vayan presentando las obras respectivas, de manera que el ejercicio y aplicación de los mencionados recursos deberá darse a paso y medida en que proceda el pago de las citadas ministraciones. El desembolso de dichos recursos deberá destinarse directamente al pago de aquellas obras que ya hubieren sido adjudicadas bajo la normatividad correspondiente.

V. El Gobierno del Distrito Federal, por conducto del Jefe de Gobierno, remitirá trimestralmente al Congreso de la Unión un informe sobre el estado de la deuda pública de la entidad y el ejercicio del monto autorizado, desglosado por su origen, fuente de financiamiento y destino, especificando las características financieras de las operaciones realizadas.

VI. La Auditoría Superior de la Federación, en coordinación con la Contaduría Mayor de Hacienda de la Asamblea Legislativa del Distrito Federal, realizará auditorías a los contratos y operaciones de financiamiento, a los actos asociados a la aplicación de los recursos correspondientes y al cumplimiento de lo dispuesto en este artículo.

VII. El Jefe de Gobierno del Distrito Federal será responsable del estricto cumplimiento de las disposiciones de este artículo, así como de la Ley General de Deuda Pública y de las directrices de contratación que expida la Secretaría de Hacienda y Crédito Público. Las infracciones a los ordenamientos citados se sancionarán en los términos que legalmente correspondan y de conformidad al régimen de responsabilidades de los servidores públicos federales.

VIII. Los informes de avance trimestral que el Jefe de Gobierno rinda al Congreso de la Unión conforme a la fracción V de este artículo, deberán contener un apartado específico de deuda pública, de acuerdo con lo siguiente:

1. Evolución de la deuda pública durante el periodo que se informe.

2. Perfil de vencimientos del principal para el ejercicio fiscal correspondiente y para al menos los 5 siguientes ejercicios fiscales.

3. Colocación de deuda autorizada, por entidad receptora y aplicación a obras específicas.

4. Relación de obras a las que se hayan destinado los recursos de los desembolsos efectuados de cada financiamiento, que integren el endeudamiento neto autorizado.

5. Composición del saldo de la deuda por usuario de los recursos y por acreedor.

6. Servicio de la deuda.

7. Costo financiero de la deuda.

8. Canje o refinanciamiento.

9. Evolución por línea de crédito.

10. Programa de colocación para el resto del ejercicio fiscal.

IX. El Jefe de Gobierno del Distrito Federal, por conducto de la Secretaría de Finanzas, remitirá al Congreso de la Unión a más tardar el 31 de marzo de 2015, el programa de colocación de la deuda autorizada para el ejercicio fiscal de 2015.

Artículo 4o. En el ejercicio fiscal de 2015, la Federación percibirá los ingresos por proyectos de infraestructura productiva de largo plazo de inversión financiada directa y condicionada de la Comisión Federal de Electricidad por un total de 209,915.0 millones de pesos, de los cuales 140,906.9 millones de pesos corresponden a inversión directa y 69,008.1 millones de pesos a inversión condicionada.

Artículo 5o. Se autoriza al Ejecutivo Federal a contratar proyectos de inversión financiada de la Comisión Federal de Electricidad en los términos de los artículos 18 de la Ley General de Deuda Pública y 32, párrafos segundo a sexto, de la Ley Federal de Presupuesto y Responsabilidad Hacendaria, así como del Título Cuarto, Capítulo XIV, del Reglamento de este último ordenamiento, por un total de 97,204.4 millones de pesos, de los que 69,192.7 millones de pesos corresponden a proyectos de inversión directa y 28,011.7 millones de pesos corresponden a proyectos de inversión condicionada.

Los proyectos de inversión financiada condicionada a que se hace referencia en el párrafo anterior y en el artículo 4o. de esta Ley, se ejercerán con apego a la estimación que realice la Secretaría de Energía sobre la evolución del margen operativo de reserva del Sistema Eléctrico Nacional. Dicho indicador en su magnitud y metodología deberá ser enviado para conocimiento del Congreso de la Unión a través de la Comisión de Energía de la Cámara de Diputados.

Artículo 6o. El Ejecutivo Federal, por conducto de la Secretaría de Hacienda y Crédito Público, queda autorizado para fijar o modificar las compensaciones que deban cubrir los organismos descentralizados y las empresas de participación estatal, por los bienes federales aportados o asignados a los mismos para su explotación o en relación con el monto de los productos o ingresos brutos que perciban.

Artículo 7o. Petróleos Mexicanos, sus organismos subsidiarios y/o sus empresas productivas subsidiarias, según corresponda estarán a lo siguiente:

I. A cuenta de los pagos provisionales mensuales a que se refiere el artículo 42 de la Ley de Ingresos sobre Hidrocarburos respecto del derecho por la utilidad compartida, Petróleos Mexicanos, por si y por cuenta de sus organismos subsidiarios y/o sus empresas productivas subsidiarias que sean consideradas como asignatarios en términos de la citada Ley, efectuará un pago mensual conforme a la siguiente tabla:

Mes	Pago (Millones de pesos)
Enero	34,323

Febrero	32,580
Marzo	38,401
Abril	33,742
Mayo	34,323
Junio	37,820
Julio	34,323
Agosto	38,401
Septiembre	33,742
Octubre	34,323
Noviembre	37,820
Diciembre	34,323

Los pagos mensuales que se establecen en la presente fracción se realizarán a más tardar el día 19 de cada mes; cuando el mencionado día sea inhábil, el pago se deberá realizar al siguiente día hábil. Dichos pagos serán efectuados al Fondo Mexicano del Petróleo para la Estabilización y el Desarrollo, y formarán parte del monto establecido en el inciso g) de la fracción II del artículo 16 de la Ley del Fondo Mexicano del Petróleo para la Estabilización y el Desarrollo.

II. Cuando en un lugar o región del país se establezcan sobreprecios a los precios de la gasolina o del diésel, Petróleos Mexicanos, sus organismos subsidiarios y/o sus empresas productivas subsidiarias no estarán obligados al pago del impuesto especial sobre producción y servicios por dichos sobreprecios en la enajenación de estos combustibles.

III. Efectuar, a cuenta del impuesto sobre la renta del ejercicio fiscal de 2015, por los ingresos por las actividades de exploración y extracción de hidrocarburos, pagos mensuales de mil millones de pesos, que deberán enterar a más tardar el día 17 del mes inmediato posterior a aquél al que corresponda el pago. Contra el impuesto sobre la renta del ejercicio fiscal de 2015 que resulte se acreditarán los pagos mensuales a que se refiere esta fracción efectivamente enterados.

IV. Presentar las declaraciones, hacer los pagos y cumplir con las obligaciones de retener y enterar las contribuciones a cargo de terceros, ante la Tesorería de la Federación, a través del esquema para la presentación de declaraciones que para tal efecto establezca el Servicio de Administración Tributaria.

La Secretaría de Hacienda y Crédito Público queda facultada para modificar el monto de los pagos mensuales establecidos en este artículo y, en su caso, para determinar la suspensión de dichos pagos, cuando existan modificaciones en los ingresos de Petróleos Mexicanos, sus organismos subsidiarios y/o sus empresas productivas subsidiarias que así lo ameriten, así como para expedir las reglas específicas para la aplicación y cumplimiento de lo dispuesto en este artículo.

La Secretaría de Hacienda y Crédito Público informará y explicará las modificaciones a los montos que, por ingresos extraordinarios o una baja en los mismos, impacten en los pagos mensuales establecidos en este artículo, en un informe que se presentará a la Comisión de Hacienda y Crédito Público y al Centro de Estudios de las Finanzas Públicas, ambos de la Cámara de Diputados, dentro del mes siguiente a aquél en que se generen dichas modificaciones, así como en los Informes Trimestrales sobre la Situación Económica, las Finanzas Públicas y la Deuda Pública.

Los pagos mensuales que establece la fracción I del presente artículo deberán ser transferidos y concentrados en la Tesorería de la Federación por el Fondo Mexicano del Petróleo para la Estabilización y el Desarrollo, a más tardar el día siguiente de su recepción, a cuenta de la transferencia a que se



refiere el artículo 16, fracción II, inciso g) de la Ley del Fondo Mexicano del Petróleo para la Estabilización y el Desarrollo.

Los gastos de mantenimiento y operación de los proyectos integrales de infraestructura de Petróleos Mexicanos que, hasta antes de la entrada en vigor del "Decreto por el que se adicionan y reforman diversas disposiciones de la Ley Federal de Presupuesto y Responsabilidad Hacendaria", publicado en el Diario Oficial de la Federación el 13 de noviembre de 2008, eran considerados proyectos de infraestructura productiva de largo plazo en términos del artículo 32 de dicha Ley, serán registrados como inversión.

Capítulo II
De las Facilidades Administrativas y Beneficios Fiscales

Artículo 8o. En los casos de prórroga para el pago de créditos fiscales se causarán recargos:

I. Al 0.75 por ciento mensual sobre los saldos insolutos.

II. Cuando de conformidad con el Código Fiscal de la Federación, se autorice el pago a plazos, se aplicará la tasa de recargos que a continuación se establece, sobre los saldos y durante el periodo de que se trate:

1. Tratándose de pagos a plazos en parcialidades de hasta 12 meses, la tasa de recargos será del 1 por ciento mensual.

2. Tratándose de pagos a plazos en parcialidades de más de 12 meses y hasta de 24 meses, la tasa de recargos será de 1.25 por ciento mensual.

3. Tratándose de pagos a plazos en parcialidades superiores a 24 meses, así como tratándose de pagos a plazo diferido, la tasa de recargos será de 1.5 por ciento mensual.

Las tasas de recargos establecidas en la fracción II de este artículo incluyen la actualización realizada conforme a lo establecido por el Código Fiscal de la Federación.

Artículo 9o. Se ratifican los acuerdos y disposiciones de carácter general expedidos en el Ramo de Hacienda, de las que hayan derivado beneficios otorgados en términos de la presente Ley, así como por los que se haya dejado en suspenso total o parcialmente el cobro de gravámenes y las resoluciones dictadas por la Secretaría de Hacienda y Crédito Público sobre la causación de tales gravámenes.

Se ratifican los convenios que se hayan celebrado entre la Federación por una parte y las entidades federativas, organismos autónomos por disposición constitucional de éstas, organismos públicos descentralizados de las mismas y los municipios, por la otra, en los que se finiquiten adeudos entre ellos. También se ratifican los convenios que se hayan celebrado o se celebren entre la Federación por una parte y las entidades federativas, por la otra, en los que se señalen los incentivos que perciben las propias entidades federativas y, en su caso, los municipios, por las mercancías o vehículos de procedencia extranjera, embargados precautoriamente por las mismas, que pasen a propiedad del Fisco Federal.

En virtud de lo señalado en el párrafo anterior, no se aplicará lo dispuesto en el artículo 6 bis de la Ley Federal para la Administración y Enajenación de Bienes del Sector Público.

Artículo 10. El Ejecutivo Federal, por conducto de la Secretaría de Hacienda y Crédito Público, queda autorizado para fijar o modificar los aprovechamientos que se cobrarán en el ejercicio fiscal de 2015,



incluso por el uso, goce, aprovechamiento o explotación de bienes sujetos al régimen de dominio público de la Federación o por la prestación de servicios en el ejercicio de las funciones de derecho público por los que no se establecen derechos o que por cualquier causa legal no se paguen.

Para establecer el monto de los aprovechamientos se tomarán en consideración criterios de eficiencia económica y de saneamiento financiero y, en su caso, se estará a lo siguiente:

I. La cantidad que deba cubrirse por concepto del uso, goce, aprovechamiento o explotación de bienes o por la prestación de servicios que tienen referencia internacional, se fijará considerando el cobro que se efectúe por el uso, goce, aprovechamiento o explotación de bienes o por la prestación de servicios, de similares características, en países con los que México mantiene vínculos comerciales.

II. Los aprovechamientos que se cobren por el uso, goce, aprovechamiento o explotación de bienes o por la prestación de servicios, que no tengan referencia internacional, se fijarán considerando el costo de los mismos, siempre que se derive de una valuación de dichos costos en los términos de eficiencia económica y de saneamiento financiero.

III. Se podrán establecer aprovechamientos diferenciales por el uso, goce, aprovechamiento o explotación de bienes o por la prestación de servicios, cuando éstos respondan a estrategias de comercialización o racionalización y se otorguen de manera general.

Durante el ejercicio fiscal de 2015, la Secretaría de Hacienda y Crédito Público, mediante resoluciones de carácter particular, aprobará los montos de los aprovechamientos que cobren las dependencias de la Administración Pública Federal, salvo cuando su determinación y cobro se encuentre previsto en otras leyes. Para tal efecto, las dependencias interesadas estarán obligadas a someter para su aprobación, durante los meses de enero y febrero de 2015, los montos de los aprovechamientos que se cobren de manera regular. Los aprovechamientos que no sean sometidos a la aprobación de la Secretaría de Hacienda y Crédito Público, no podrán ser cobrados por la dependencia de que se trate a partir del 1 de marzo de 2015. Asimismo, los aprovechamientos cuya autorización haya sido negada por la Secretaría de Hacienda y Crédito Público, no podrán ser cobrados por la dependencia de que se trate, a partir de la fecha en que surta efectos la notificación de la resolución respectiva. Las solicitudes que formulen las dependencias y la autorización de los aprovechamientos por parte de la Secretaría de Hacienda y Crédito Público, se realizarán mediante la emisión de documentos con la firma autógrafa del servidor público facultado o certificados digitales, equipos o sistemas automatizados; para lo cual, en sustitución de la firma autógrafa, se emplearán medios de identificación electrónica y la firma electrónica avanzada, en términos de las disposiciones aplicables.

El uso de los medios de identificación electrónica a que se refiere el párrafo anterior producirá los mismos efectos que las disposiciones jurídicas otorgan a los documentos con firma autógrafa y, en consecuencia, tendrán el mismo valor vinculatorio.

Las autorizaciones para fijar o modificar las cuotas de los aprovechamientos que otorgue la Secretaría de Hacienda y Crédito Público durante el ejercicio fiscal de 2015, sólo surtirán sus efectos para ese año y, en su caso, dicha Secretaría autorizará el destino específico para los aprovechamientos que perciba la dependencia correspondiente.

Cuando la Secretaría de Hacienda y Crédito Público establezca un aprovechamiento con motivo de la garantía soberana del Gobierno Federal o tratándose de recuperaciones de capital de las instituciones de banca de desarrollo, los recursos correspondientes se podrán destinar a la capitalización de los bancos de desarrollo o a fomentar acciones que permitan cumplir con el mandato de dicha banca, sin perjuicio de lo previsto en el último párrafo del artículo 12 de la presente Ley.

Los ingresos excedentes provenientes de los aprovechamientos a que se refiere el artículo 1o., numerales 6.1.11, 6.2.01.04 y 6.1.22.04 de esta Ley por concepto de participaciones a cargo de los concesionarios de vías generales de comunicación y de empresas de abastecimiento de energía, de desincorporaciones distintos de entidades paraestatales y de otros aprovechamientos, respectivamente, se podrán destinar, en los términos de la Ley Federal de Presupuesto y Responsabilidad Hacendaria, a gasto de inversión en infraestructura.

En tanto no sean autorizados los aprovechamientos a que se refiere este artículo para el ejercicio fiscal de 2015, se aplicarán los vigentes al 31 de diciembre de 2014, multiplicados por el factor que corresponda según el mes en el que fueron autorizados o, en el caso de haberse realizado una modificación posterior, a partir de la última vez en la que fueron modificados en dicho ejercicio fiscal, conforme a la tabla siguiente:

MES	FACTOR
Enero	1.0389
Febrero	1.0297
Marzo	1.0271
Abril	1.0243
Mayo	1.0262
Junio	1.0295
Julio	1.0278
Agosto	1.0249
Septiembre	1.0232
Octubre	1.0194
Noviembre	1.0143
Diciembre	1.0052

En el caso de aprovechamientos que, en el ejercicio inmediato anterior, se hayan fijado en porcentajes, se continuarán aplicando durante el 2015 los porcentajes autorizados por la Secretaría de Hacienda y Crédito Público que se encuentren vigentes al 31 de diciembre de 2014, hasta en tanto dicha Secretaría no emita respuesta respecto de la solicitud de autorización para el 2015.

Los aprovechamientos por concepto de multas, sanciones, penas convencionales, cuotas compensatorias, recuperaciones de capital, aquéllos a que se refieren la Ley Federal para la Administración y Enajenación de Bienes del Sector Público, la Ley Federal de Competencia Económica, y la Ley Federal de Telecomunicaciones y Radiodifusión, así como los accesorios de los aprovechamientos no requieren de autorización por parte de la Secretaría de Hacienda y Crédito Público para su cobro.

Tratándose de aprovechamientos que no hayan sido cobrados en el ejercicio inmediato anterior o que no se cobren de manera regular, las dependencias interesadas deberán someter para su aprobación a la Secretaría de Hacienda y Crédito Público el monto de los aprovechamientos que pretendan cobrar, en un plazo no menor a 10 días anteriores a la fecha de su entrada en vigor.

En aquellos casos en los que se incumpla con la obligación de presentar los comprobantes de pago de los aprovechamientos a que se refiere este artículo en los plazos que para tales efectos se fijen, el prestador del servicio o el otorgante del uso, goce, aprovechamiento o explotación de bienes sujetos al régimen de dominio público de la Federación de que se trate, procederá conforme a lo dispuesto en el artículo 3o. de la Ley Federal de Derechos.

El prestador del servicio o el otorgante del uso, goce, aprovechamiento o explotación de bienes sujetos al régimen de dominio público de la Federación, deberá informar a la Secretaría de Hacienda y Crédito Público, a más tardar en el mes de marzo de 2015, los conceptos y montos de los ingresos que

hayan percibido por aprovechamientos, así como de los enteros efectuados a la Tesorería de la Federación por dichos conceptos, durante el ejercicio fiscal inmediato anterior.

Los sujetos a que se refiere el párrafo anterior deberán presentar un informe a la Secretaría de Hacienda y Crédito Público, durante los primeros 15 días del mes de julio de 2015, respecto de los ingresos y su concepto que hayan percibido por aprovechamientos durante el primer semestre del ejercicio fiscal en curso, así como de los que tengan programado percibir durante el segundo semestre del mismo.

Artículo 11. El Ejecutivo Federal, por conducto de la Secretaría de Hacienda y Crédito Público, queda autorizado para fijar o modificar, mediante resoluciones de carácter particular, las cuotas de los productos que pretendan cobrar las dependencias durante el ejercicio fiscal de 2015, aun cuando su cobro se encuentre previsto en otras leyes.

Las autorizaciones para fijar o modificar las cuotas de los productos que otorgue la Secretaría de Hacienda y Crédito Público durante el ejercicio fiscal de 2015, sólo surtirán sus efectos para ese año y, en su caso, dicha Secretaría autorizará el destino específico para los productos que perciba la dependencia correspondiente.

Para los efectos del párrafo anterior, las dependencias interesadas estarán obligadas a someter para su aprobación, durante los meses de enero y febrero de 2015, los montos de los productos que se cobren de manera regular. Los productos que no sean sometidos a la aprobación de la Secretaría de Hacienda y Crédito Público, no podrán ser cobrados por la dependencia de que se trate a partir del 1 de marzo de 2015. Asimismo, los productos cuya autorización haya sido negada por la Secretaría de Hacienda y Crédito Público, no podrán ser cobrados por la dependencia de que se trate, a partir de la fecha en que surta efectos la notificación de la resolución respectiva. Las solicitudes que formulen las dependencias y la autorización de los productos por parte de la Secretaría de Hacienda y Crédito Público, se realizarán mediante la emisión de documentos con la firma autógrafa del servidor público facultado o certificados digitales, equipos o sistemas automatizados; para lo cual, en sustitución de la firma autógrafa, se emplearán medios de identificación electrónica y la firma electrónica avanzada, en términos de las disposiciones aplicables.

El uso de los medios de identificación electrónica a que se refiere el párrafo anterior producirá los mismos efectos que las disposiciones jurídicas otorgan a los documentos con firma autógrafa y, en consecuencia, tendrán el mismo valor vinculatorio.

En tanto no sean autorizados los productos a que se refiere este artículo para el ejercicio fiscal de 2015, se aplicarán los vigentes al 31 de diciembre de 2014, multiplicados por el factor que corresponda según el mes en que fueron autorizados o, en el caso de haberse realizado una modificación posterior, a partir de la última vez en la que fueron modificados en dicho ejercicio fiscal, conforme a la tabla siguiente:

MES	FACTOR
Enero	1.0389
Febrero	1.0297
Marzo	1.0271
Abril	1.0243
Mayo	1.0262
Junio	1.0295
Julio	1.0278
Agosto	1.0249
Septiembre	1.0232
Octubre	1.0194

Noviembre	1.0143
Diciembre	1.0052

En el caso de productos que, en el ejercicio inmediato anterior, se hayan fijado en porcentajes, se continuarán aplicando durante el 2015 los porcentajes autorizados por la Secretaría de Hacienda y Crédito Público que se encuentren vigentes al 31 de diciembre de 2014 hasta en tanto dicha Secretaría no emita respuesta respecto de la solicitud de autorización para el 2015.

Los productos por concepto de penas convencionales, los que se establezcan como contraprestación derivada de una licitación, subasta o remate, los intereses, así como aquellos productos que provengan de arrendamientos o enajenaciones efectuadas tanto por el Instituto de Administración y Avalúos de Bienes Nacionales como por el Servicio de Administración y Enajenación de Bienes y los accesorios de los productos, no requieren de autorización por parte de la Secretaría de Hacienda y Crédito Público para su cobro.

De los ingresos provenientes de las enajenaciones realizadas por el Servicio de Administración y Enajenación de Bienes, respecto de los bienes propiedad del Gobierno Federal que hayan sido transferidos por la Tesorería de la Federación, el Servicio de Administración y Enajenación de Bienes deberá descontar los importes necesarios para financiar otras transferencias o mandatos de la propia Tesorería; del monto restante hasta la cantidad que determine la Junta de Gobierno de dicho organismo se depositará en un fondo que se destinará a financiar, junto con los recursos fiscales y patrimoniales del organismo, las operaciones de éste, y el remanente será enterado a la Tesorería de la Federación en los términos de las disposiciones aplicables. En el mecanismo previsto en el presente párrafo, se podrá aplicar a los ingresos provenientes de las enajenaciones de bienes de comercio exterior que transfieran las autoridades aduaneras, incluso para el pago de resarcimientos de bienes procedentes de comercio exterior que el Servicio de Administración y Enajenación de Bienes deba realizar por mandato de autoridad administrativa o jurisdiccional; con independencia de que el bien haya o no sido transferido a dicho Organismo por la entidad transferente.

Para los efectos del párrafo anterior, el Servicio de Administración y Enajenación de Bienes remitirá de manera semestral a la Cámara de Diputados, un informe que contenga el desglose de las operaciones efectuadas por motivo de las transferencias de bienes del Gobierno Federal de las autoridades mencionadas en el párrafo citado.

Los ingresos netos provenientes de las enajenaciones realizadas por el Servicio de Administración y Enajenación de Bienes se podrán destinar hasta en un 100 por ciento a financiar otras transferencias o mandatos de la misma entidad transferente, así como para el pago de los créditos que hayan sido otorgados por la banca de desarrollo para cubrir los gastos de operación de los bienes transferidos, siempre que en el acta de entrega recepción de los bienes transferidos o en el convenio que al efecto se celebre se señale dicha situación. Lo previsto en este párrafo no resulta aplicable a las enajenaciones de bienes decomisados a que se refiere el penúltimo párrafo del artículo 13 de esta Ley.

Los ingresos provenientes de la enajenación de los bienes sobre los que sea declarada la extinción de dominio y de sus frutos, serán destinados a los fines que establece el artículo 54 de la Ley Federal de Extinción de Dominio, Reglamentaria del artículo 22 de la Constitución Política de los Estados Unidos Mexicanos.

Tratándose de productos que no se hayan cobrado en el ejercicio inmediato anterior o que no se cobren de manera regular, las dependencias interesadas deberán someter para su aprobación a la Secretaría de Hacienda y Crédito Público el monto de los productos que pretendan cobrar, en un plazo no menor a 10 días anteriores a la fecha de su entrada en vigor.



Las dependencias de la Administración Pública Federal deberán informar a la Secretaría de Hacienda y Crédito Público, a más tardar en el mes de marzo de 2015, los conceptos y montos de los ingresos que hayan percibido por productos, así como de los enteros efectuados a la Tesorería de la Federación por dichos conceptos durante el ejercicio fiscal inmediato anterior.

Las dependencias a que se refiere el párrafo anterior deberán presentar un informe a la Secretaría de Hacienda y Crédito Público, durante los primeros 15 días del mes de julio de 2015 respecto de los ingresos y su concepto que hayan percibido por productos durante el primer semestre del ejercicio fiscal citado, así como de los que tengan programado percibir durante el segundo semestre del mismo.

Artículo 12. Los ingresos que se recauden por parte de las dependencias de la Administración Pública Federal o sus órganos administrativos desconcentrados por los diversos conceptos que establece esta Ley deberán concentrarse en la Tesorería de la Federación el día hábil siguiente al de su recepción y deberán reflejarse, cualquiera que sea su naturaleza, tanto en los registros de la propia Tesorería como en la Cuenta de la Hacienda Pública Federal.

También se concentrarán en la Tesorería de la Federación en el plazo señalado en el párrafo anterior, los derechos y aprovechamientos, por el uso, goce, aprovechamiento o explotación del espectro radioeléctrico y los servicios vinculados a éste, así como los aprovechamientos por infracciones a la Ley Federal de Competencia Económica.

El incumplimiento en la concentración oportuna a que se refieren los párrafos anteriores, generará a las dependencias u órganos públicos la obligación de pagar cargas financieras por concepto de indemnización al Fisco Federal, sin exceder sus presupuestos autorizados o los del prestador del servicio o el otorgante del uso, goce, aprovechamiento o explotación de bienes sujetos al régimen de dominio público de la Federación. La tasa anual aplicable a dichas cargas financieras será 1.5 veces la que resulte de promediar la Tasa Ponderada de Fondeo Bancario dada a conocer diariamente por el Banco de México en su página de Internet durante el periodo que dure la falta de concentración. En el caso de que por cualquier motivo se deje de publicar la mencionada tasa se utilizará la tasa de interés que el Banco de México dé a conocer en sustitución de la misma.

El monto de las cargas financieras se determinará dividiendo la tasa anual a que se refiere el párrafo anterior entre 360 y multiplicando por el número de días transcurridos desde la fecha en que debió realizarse la concentración y hasta el día en que la misma se efectúe. El resultado obtenido se multiplicará por el importe no concentrado oportunamente.

No será aplicable la carga financiera a que se refiere este artículo cuando se acredite ante la Tesorería de la Federación la imposibilidad práctica del cumplimiento oportuno de la concentración, siempre que cuenten con la validación respectiva del órgano interno de control en la dependencia u órgano de que se trate.

Las entidades de control directo, los poderes Legislativo y Judicial y los órganos autónomos por disposición constitucional, sólo registrarán los ingresos que obtengan por cualquier concepto en el rubro correspondiente de esta Ley, salvo por lo dispuesto en el segundo párrafo de este artículo, y deberán conservar a disposición de los órganos revisores de la Cuenta de la Hacienda Pública Federal, la documentación comprobatoria de dichos ingresos.

Para los efectos del registro de los ingresos a que se refiere el párrafo anterior, se deberá presentar a la Secretaría de Hacienda y Crédito Público la documentación comprobatoria de la obtención de dichos ingresos, o bien, de los informes avalados por el órgano interno de control o de la comisión respectiva del órgano de gobierno, según sea el caso, especificando los importes del impuesto al valor agregado que hayan trasladado por los actos o las actividades que dieron lugar a la obtención de los ingresos.



Las entidades de control indirecto deberán informar a la Secretaría de Hacienda y Crédito Público sobre sus ingresos, a efecto de que se esté en posibilidad de elaborar los informes trimestrales que establece la Ley Federal de Presupuesto y Responsabilidad Hacendaria y se reflejen dentro de la Cuenta de la Hacienda Pública Federal.

No se concentrarán en la Tesorería de la Federación los ingresos provenientes de las aportaciones de seguridad social destinadas al Instituto Mexicano del Seguro Social, al Instituto de Seguridad y Servicios Sociales de los Trabajadores del Estado y al Instituto de Seguridad Social para las Fuerzas Armadas Mexicanas, los que podrán ser recaudados por las oficinas de los propios institutos o por las instituciones de crédito que autorice la Secretaría de Hacienda y Crédito Público, debiendo cumplirse con los requisitos contables establecidos y reflejarse en la Cuenta de la Hacienda Pública Federal.

No se concentrarán en la Tesorería de la Federación los ingresos provenientes de las aportaciones y de los abonos retenidos a trabajadores por patrones para el Instituto del Fondo Nacional de la Vivienda para los Trabajadores.

Los ingresos que obtengan las instituciones educativas, planteles y centros de investigación de las dependencias que prestan servicios de educación media superior, superior, de postgrado, de investigación y de formación para el trabajo del sector público, por la prestación de servicios, venta de bienes derivados de sus actividades sustantivas o por cualquier otra vía, incluidos los que generen sus escuelas, centros y unidades de enseñanza y de investigación, formarán parte de su patrimonio, en su caso, serán administrados por las propias instituciones y se destinarán para sus finalidades y programas institucionales, de acuerdo con las disposiciones presupuestarias aplicables, sin perjuicio de lo dispuesto en el primer párrafo de este artículo.

Para el ejercicio oportuno de los recursos a que se refiere el párrafo anterior, la Secretaría de Hacienda y Crédito Público podrá establecer un fondo revolvente que garantice su entrega y aplicación en un plazo máximo de 10 días hábiles, contado a partir de que dichos ingresos hayan sido concentrados en la Tesorería de la Federación.

Las instituciones educativas, los planteles y centros de investigación de las dependencias que prestan servicios de educación media superior, superior, de postgrado, de investigación y de formación para el trabajo del sector público, deberán informar semestralmente a la Secretaría de Hacienda y Crédito Público el origen y aplicación de sus ingresos.

Los ingresos que provengan de proyectos de comercialización de certificados de reducción de gases de efecto invernadero, como dióxido de carbono y metano, se destinarán a las entidades que los generen, para la realización del proyecto que los generó o proyectos de la misma naturaleza.

Las contribuciones, productos o aprovechamientos a los que las leyes de carácter no fiscal otorguen una naturaleza distinta a la establecida en las leyes fiscales, tendrán la naturaleza establecida en las leyes fiscales. Se derogan las disposiciones que se opongan a lo previsto en este artículo, en su parte conducente.

Los ingresos que obtengan las dependencias y entidades que integran la Administración Pública Federal, a los que las leyes de carácter no fiscal otorguen una naturaleza distinta a los conceptos previstos en el artículo 1o. de esta Ley, se considerarán comprendidos en la fracción que les corresponda conforme al citado artículo.

Lo señalado en el presente artículo se establece sin perjuicio de la obligación de concentrar los recursos públicos al final del ejercicio en la Tesorería de la Federación, en los términos del artículo 54, párrafo tercero, de la Ley Federal de Presupuesto y Responsabilidad Hacendaria.

Los recursos públicos remanentes a la extinción o terminación de la vigencia de un fideicomiso, mandato o contrato análogo deberán ser concentrados en la Tesorería de la Federación bajo la naturaleza de productos o aprovechamientos, según su origen, y se podrán destinar a la dependencia que aportó los recursos o a la dependencia o entidad que concuerden con los fines u objeto para los cuales se creó el fideicomiso, mandato o contrato análogo, salvo aquéllos para los que esté previsto un destino distinto en el instrumento correspondiente. Asimismo, los ingresos excedentes provenientes de los aprovechamientos a que se refiere el numeral 6.2.01, con excepción del numeral 6.2.01.04 del artículo 1o. de esta Ley, por concepto de recuperaciones de capital, se podrán destinar, en los términos de la Ley Federal de Presupuesto y Responsabilidad Hacendaria, a gasto de inversión en infraestructura.

Artículo 13. Los ingresos que se recauden por concepto de bienes que pasen a ser propiedad del Fisco Federal se enterarán a la Tesorería de la Federación hasta el momento en que se cobre la contraprestación pactada por la enajenación de dichos bienes.

Tratándose de los gastos de ejecución que reciba el Fisco Federal, éstos se enterarán a la Tesorería de la Federación hasta el momento en el que efectivamente se cobren, sin clasificarlos en el concepto de la contribución o aprovechamiento del cual son accesorios.

Los ingresos que se enteren a la Tesorería de la Federación por concepto de bienes que pasen a ser propiedad del Fisco Federal o gastos de ejecución, serán los netos que resulten de restar al ingreso percibido las erogaciones efectuadas para realizar la enajenación de los bienes o para llevar a cabo el procedimiento administrativo de ejecución que dio lugar al cobro de los gastos de ejecución, así como las erogaciones a que se refiere el párrafo siguiente.

Los ingresos netos por enajenación de acciones, cesión de derechos, negociaciones y desincorporación de entidades paraestatales son los recursos efectivamente recibidos por el Gobierno Federal, una vez descontadas las erogaciones realizadas tales como comisiones que se paguen a agentes financieros, contribuciones, gastos de administración, de mantenimiento y de venta, honorarios de comisionados especiales que no sean servidores públicos encargados de dichos procesos, así como pagos de las reclamaciones procedentes que presenten los adquirentes o terceros, por pasivos ocultos, fiscales o de otra índole, activos inexistentes y asuntos en litigio y demás erogaciones análogas a todas las mencionadas. Con excepción de lo dispuesto en el séptimo párrafo de este artículo para los procesos de desincorporación de entidades paraestatales, los ingresos netos a que se refiere este párrafo se concentrarán en la Tesorería de la Federación y deberán manifestarse tanto en los registros de la propia Tesorería como en la Cuenta de la Hacienda Pública Federal.

Lo dispuesto en el párrafo anterior será aplicable a la enajenación de acciones y cesión de derechos cuando impliquen contrataciones de terceros para llevar a cabo tales procesos, las cuales deberán sujetarse a lo dispuesto por la Ley de Adquisiciones, Arrendamientos y Servicios del Sector Público.

Además de los conceptos señalados en los párrafos tercero y cuarto del presente artículo, a los ingresos que se obtengan por la enajenación de bienes, incluyendo acciones, por la enajenación y recuperación de activos financieros y por la cesión de derechos, todos ellos propiedad del Gobierno Federal, o de cualquier entidad transferente en términos de la Ley Federal para la Administración y Enajenación de Bienes del Sector Público, así como por la desincorporación de entidades, se les podrá descontar un porcentaje, por concepto de gastos indirectos de operación, que no podrá ser mayor del 7 por ciento, a favor del Servicio de Administración y Enajenación de Bienes, cuando a éste se le haya encomendado la ejecución de dichos procedimientos. Este porcentaje será autorizado por la Junta de Gobierno de la citada entidad y se destinará a financiar, junto con los recursos fiscales y patrimoniales del organismo, las operaciones de éste.

Los recursos remanentes de los procesos de desincorporación de entidades concluidos podrán destinarse para cubrir los gastos y pasivos derivados de los procesos de desincorporación de entidades



deficitarios, directamente o por conducto del Fondo de Desincorporación de Entidades, siempre que se cuente con la opinión favorable de la Comisión Intersecretarial de Gasto Público, Financiamiento y Desincorporación, sin que sea necesario concentrarlos en la Tesorería de la Federación. Estos recursos deberán identificarse por el liquidador, fiduciario o responsable del proceso en una subcuenta específica.

Los pasivos a cargo de organismos descentralizados en proceso de desincorporación que tengan como acreedor al Gobierno Federal, con excepción de aquéllos que tengan el carácter de crédito fiscal, quedarán extinguidos de pleno derecho sin necesidad de autorización alguna, y los créditos quedarán cancelados de las cuentas públicas.

Los recursos remanentes de los procesos de desincorporación de entidades que se encuentren en el Fondo de Desincorporación de Entidades, podrán permanecer afectos a éste para hacer frente a los gastos y pasivos de los procesos de desincorporación de entidades deficitarios, previa opinión de la Comisión Intersecretarial de Gasto Público, Financiamiento y Desincorporación. No se considerará enajenación la transmisión de bienes y derechos al Fondo de Desincorporación de Entidades que, con la opinión favorable de dicha Comisión, efectúen las entidades en proceso de desincorporación, para concluir las actividades residuales del proceso respectivo.

Tratándose de los procesos de desincorporación de entidades constituidas o en las que participen entidades paraestatales no apoyadas u otras entidades con recursos propios, los recursos remanentes que les correspondan de dichos procesos ingresarán a sus respectivas tesorerías para hacer frente a sus gastos.

Los ingresos obtenidos por la venta de bienes asegurados cuya administración y destino hayan sido encomendados al Servicio de Administración y Enajenación de Bienes, en términos de la Ley Federal para la Administración y Enajenación de Bienes del Sector Público, deberán conservarse en cuentas de orden, hasta en tanto se defina el estatus jurídico de dichos bienes. Una vez que se determine el estatus jurídico, se podrán aplicar a los ingresos los descuentos aludidos en el presente artículo, previo al entero a la Tesorería de la Federación o a la entrega a la dependencia o entidad que tenga derecho a recibirlos.

Los ingresos provenientes de la enajenación de bienes decomisados y de sus frutos, a que se refiere la fracción I del artículo 1o. de la Ley Federal para la Administración y Enajenación de Bienes del Sector Público, se destinarán a la compensación a que se refieren los artículos 66, 67 y 69 de la Ley General de Víctimas y una vez que sea cubierta la misma, ésta no proceda o no sea instruida, los recursos restantes o su totalidad se entregarán en partes iguales, al Poder Judicial de la Federación, a la Procuraduría General de la República y a la Secretaría de Salud, con excepción de lo dispuesto en el párrafo décimo tercero del artículo 1o. de la presente Ley.

Los ingresos que la Federación obtenga en términos del artículo 71 de la Ley General de Víctimas, serán integrados al patrimonio del Fondo de Ayuda, Asistencia y Reparación Integral previsto en la Ley citada.

Artículo 14. Se aplicará lo establecido en esta Ley a los ingresos que por cualquier concepto reciban las entidades de la Administración Pública Federal paraestatal que estén sujetas a control en los términos de la Ley Federal de Presupuesto y Responsabilidad Hacendaria, de su Reglamento y del Presupuesto de Egresos de la Federación para el Ejercicio Fiscal 2015, entre las que se comprende de manera enunciativa a las siguientes:

I. Instituto Mexicano del Seguro Social.

II. Instituto de Seguridad y Servicios Sociales de los Trabajadores del Estado.



Las entidades a que se refiere este artículo deberán estar inscritas en el Registro Federal de Contribuyentes y llevar contabilidad en los términos de las disposiciones fiscales, así como presentar las declaraciones informativas que correspondan en los términos de dichas disposiciones.

Artículo 15. Cuando con anterioridad al 1 de enero de 2015, una persona hubiere incurrido en infracción a las disposiciones aduaneras en los casos a que se refiere el artículo 152 de la Ley Aduanera y a la fecha de entrada en vigor de esta Ley no le haya sido impuesta la sanción correspondiente, dicha sanción no le será determinada si, por las circunstancias del infractor o de la comisión de la infracción, el crédito fiscal aplicable no excede a 3,500 unidades de inversión o su equivalente en moneda nacional al 1 de enero de 2015.

Durante el ejercicio fiscal de 2015, los contribuyentes a los que se les impongan multas por infracciones derivadas del incumplimiento de obligaciones fiscales federales distintas a las obligaciones de pago, entre otras, las relacionadas con el Registro Federal de Contribuyentes, con la presentación de declaraciones, solicitudes o avisos y con la obligación de llevar contabilidad, así como aquéllos a los que se les impongan multas por no efectuar los pagos provisionales de una contribución, de conformidad con lo dispuesto en el artículo 81, fracción IV del Código Fiscal de la Federación, con excepción de las impuestas por declarar pérdidas fiscales en exceso y las contempladas en el artículo 85, fracción I del citado Código, independientemente del ejercicio por el que corrijan su situación derivado del ejercicio de facultades de comprobación, pagarán el 50 por ciento de la multa que les corresponda si llevan a cabo dicho pago después de que las autoridades fiscales inicien el ejercicio de sus facultades de comprobación y hasta antes de que se le levante el acta final de la visita domiciliaria o se notifique el oficio de observaciones a que se refiere la fracción VI del artículo 48 del Código Fiscal de la Federación, siempre y cuando, además de dicha multa, se paguen las contribuciones omitidas y sus accesorios, cuando sea procedente.

Para los efectos del párrafo que antecede, cuando los contribuyentes corrijan su situación fiscal y paguen las contribuciones omitidas junto con sus accesorios, en su caso, después de que se levante el acta final de la visita domiciliaria o se notifique el oficio de observaciones a que se refiere dicho párrafo, pero antes de que se notifique la resolución que determine el monto de las contribuciones omitidas, los contribuyentes pagarán el 60 por ciento de la multa que les corresponda siempre que se cumplan los demás requisitos exigidos en el párrafo anterior.

Artículo 16. Durante el ejercicio fiscal de 2015, se estará a lo siguiente:

A. En materia de estímulos fiscales:

I. Se otorga un estímulo fiscal a las personas que realicen actividades empresariales, excepto minería, y que para determinar su utilidad puedan deducir el diésel que adquieran para su consumo final, siempre que se utilice exclusivamente como combustible en maquinaria en general, excepto vehículos, consistente en permitir el acreditamiento del impuesto especial sobre producción y servicios a que se refiere el artículo 2o.-A, fracción I de la Ley del Impuesto Especial sobre Producción y Servicios que las personas que enajenen diésel en territorio nacional hayan causado por la enajenación de dicho combustible.

El estímulo a que se refiere el párrafo anterior también será aplicable a los vehículos marinos siempre que se cumplan los requisitos que mediante reglas de carácter general establezca el Servicio de Administración Tributaria.

II. Para los efectos de lo dispuesto en la fracción anterior, los contribuyentes estarán a lo siguiente:



1. Podrán acreditar únicamente el impuesto especial sobre producción y servicios que las personas que enajenen diésel en territorio nacional hayan causado por la enajenación del diésel en términos del artículo 2o.-A, fracción I de la Ley del Impuesto Especial sobre Producción y Servicios.

   Para los efectos del párrafo anterior, el monto que se podrá acreditar será el que resulte de aplicar el artículo 2o.-A, fracción I de la Ley del Impuesto Especial sobre Producción y Servicios, y que se señale en forma expresa y por separado en el comprobante correspondiente.

   En los casos en que el diésel se adquiera de agencias o distribuidores autorizados, el impuesto que podrán acreditar será el que resulte de aplicar el artículo 2o.-A, fracción I de la Ley del Impuesto Especial sobre Producción y Servicios, y que se señale en forma expresa y por separado en el comprobante que les expidan dichas agencias o distribuidores y que deberá ser igual al que las personas que enajenen diésel en territorio nacional hayan causado por la enajenación a dichas agencias o distribuidores del diésel, en la parte que corresponda al combustible que las mencionadas agencias o distribuidores les hayan enajenado. En ningún caso procederá la devolución de las cantidades a que se refiere este numeral.

2. Las personas que utilicen el diésel en las actividades agropecuarias o silvícolas, podrán acreditar un monto equivalente a la cantidad que resulte de multiplicar el precio de adquisición del diésel en las estaciones de servicio y que conste en el comprobante correspondiente, incluido el impuesto al valor agregado, por el factor de 0.355, en lugar de aplicar lo dispuesto en el numeral anterior. Para la determinación del estímulo en los términos de este párrafo, no se considerará el impuesto correspondiente a la fracción II del artículo 2o.-A de la Ley del Impuesto Especial sobre Producción y Servicios, incluido dentro del precio señalado.

   Lo dispuesto en este numeral no será aplicable cuando la tasa para la enajenación de diésel, de acuerdo con el procedimiento que establece la fracción I del artículo 2o.-A de la Ley del Impuesto Especial sobre Producción y Servicios, resulte negativa o igual a cero.

   Tratándose de la enajenación de diésel que se utilice para consumo final, las personas que enajenen diésel en territorio nacional o sus agencias o distribuidores autorizados, deberán desglosar expresamente y por separado en el comprobante correspondiente el impuesto especial sobre producción y servicios que en los términos del artículo 2o.-A, fracción I de la Ley del Impuesto Especial sobre Producción y Servicios, las personas que enajenen diésel en territorio nacional hubieran causado por la enajenación de que se trate.

   El acreditamiento a que se refiere la fracción anterior podrá efectuarse contra el impuesto sobre la renta que tenga el contribuyente a su cargo correspondiente al mismo ejercicio en que se determine el estímulo o contra las retenciones efectuadas en el mismo ejercicio a terceros por dicho impuesto.

III. Las personas que adquieran diésel para su consumo final en las actividades agropecuarias o silvícolas a que se refiere la fracción I del presente artículo podrán solicitar la devolución del monto del impuesto especial sobre producción y servicios que tuvieran derecho a acreditar en los términos de la fracción II que antecede, en lugar de efectuar el acreditamiento a que la misma se refiere, siempre que cumplan con lo dispuesto en esta fracción.

Las personas a que se refiere el párrafo anterior que podrán solicitar la devolución serán únicamente aquéllas cuyos ingresos en el ejercicio inmediato anterior no hayan excedido de veinte veces el salario mínimo general correspondiente al área geográfica del contribuyente elevado al año. En ningún caso el monto de la devolución podrá ser superior a 747.69 pesos mensuales por cada persona física, salvo que se trate de personas físicas que cumplan con sus obligaciones fiscales en los términos de las Secciones I o II del Capítulo II del Título IV de la Ley del Impuesto sobre la Renta, en cuyo caso podrán solicitar la devolución de hasta 1,495.39 pesos mensuales.

El Servicio de Administración Tributaria emitirá las reglas necesarias para simplificar la obtención de la devolución a que se refiere el párrafo anterior.

Las personas morales que podrán solicitar la devolución a que se refiere esta fracción serán aquéllas cuyos ingresos en el ejercicio inmediato anterior no hayan excedido de veinte veces el salario mínimo general correspondiente al área geográfica del contribuyente elevado al año, por cada uno de los socios o asociados, sin exceder de doscientas veces dicho salario mínimo. El monto de la devolución no podrá ser superior a 747.69 pesos mensuales, por cada uno de los socios o asociados, sin que exceda en su totalidad de 7,884.96 pesos mensuales, salvo que se trate de personas morales que cumplan con sus obligaciones fiscales en los términos del Capítulo VIII del Título II de la Ley del Impuesto sobre la Renta, en cuyo caso podrán solicitar la devolución de hasta 1,495.39 pesos mensuales, por cada uno de los socios o asociados, sin que en este último caso exceda en su totalidad de 14,947.81 pesos mensuales.

La devolución correspondiente deberá ser solicitada trimestralmente en los meses de abril, julio y octubre de 2015 y enero de 2016.

Las personas a que se refiere el primer párrafo de esta fracción deberán llevar un registro de control de consumo de diésel, en el que asienten mensualmente la totalidad del diésel que utilicen para sus actividades agropecuarias o silvícolas en los términos de la fracción I de este artículo, en el que se deberá distinguir entre el diésel que se hubiera destinado para los fines a que se refiere dicha fracción, del diésel utilizado para otros fines. Este registro deberá estar a disposición de las autoridades fiscales por el plazo a que se esté obligado a conservar la contabilidad en los términos de las disposiciones fiscales.

La devolución a que se refiere esta fracción se deberá solicitar al Servicio de Administración Tributaria acompañando la documentación prevista en la presente fracción, así como aquélla que dicho órgano desconcentrado determine mediante reglas de carácter general.

El derecho para la devolución del impuesto especial sobre producción y servicios tendrá una vigencia de un año contado a partir de la fecha en que se hubiere efectuado la adquisición del diésel cumpliendo con los requisitos señalados en esta fracción, en el entendido de que quien no solicite oportunamente su devolución, perderá el derecho de realizarlo con posterioridad a dicho año.

Los derechos previstos en esta fracción y en la fracción II de este artículo no serán aplicables a los contribuyentes que utilicen el diésel en bienes destinados al autotransporte de personas o efectos a través de carreteras o caminos.



Lo dispuesto en esta fracción no será aplicable cuando la tasa para la enajenación de diésel, de acuerdo con el procedimiento que establece la fracción I del artículo 2o.-A de la Ley del Impuesto Especial sobre Producción y Servicios, resulte negativa o igual a cero.

IV. Se otorga un estímulo fiscal a los contribuyentes que adquieran diésel para su consumo final y que sea para uso automotriz en vehículos que se destinen exclusivamente al transporte público y privado, de personas o de carga, consistente en permitir el acreditamiento del impuesto especial sobre producción y servicios a que se refiere el artículo 2o.-A, fracción I de la Ley del Impuesto Especial sobre Producción y Servicios, que las personas que enajenen diésel en territorio nacional hayan causado por la enajenación de este combustible.

Tratándose de la enajenación de diésel que se utilice para consumo final, las personas que enajenen diésel en territorio nacional o sus agencias o distribuidores autorizados deberán desglosar expresamente y por separado en el comprobante correspondiente el impuesto especial sobre producción y servicios que las personas que enajenen diésel en territorio nacional hubieran causado por la enajenación de que se trate en los términos del artículo 2o.-A, fracción I de la Ley del Impuesto Especial sobre Producción y Servicios. El comprobante que se expida deberá reunir los requisitos que mediante reglas de carácter general establezca el Servicio de Administración Tributaria.

El acreditamiento a que se refiere esta fracción únicamente podrá efectuarse contra el impuesto sobre la renta que tenga el contribuyente a su cargo o en su carácter de retenedor correspondiente al mismo ejercicio en que se determine el estímulo, que se deba enterar, incluso en los pagos provisionales del mes en que se adquiera el diésel, utilizando la forma oficial que mediante reglas de carácter general dé a conocer el Servicio de Administración Tributaria.

En ningún caso este beneficio podrá ser utilizado por los contribuyentes que presten preponderantemente sus servicios a otra persona moral residente en el país o en el extranjero, que se considere parte relacionada, de acuerdo al artículo 179 de la Ley del Impuesto sobre la Renta.

Los beneficiarios del estímulo previsto en esta fracción deberán llevar los controles y registros que mediante reglas de carácter general establezca el Servicio de Administración Tributaria.

V. Se otorga un estímulo fiscal a los contribuyentes que se dediquen exclusivamente al transporte terrestre público y privado, de carga o pasaje que utilizan la Red Nacional de Autopistas de Cuota, consistente en permitir un acreditamiento de los gastos realizados en el pago de los servicios por el uso de la infraestructura carretera de cuota hasta en un 50 por ciento del gasto total erogado por este concepto.

Los contribuyentes considerarán como ingresos acumulables para los efectos del impuesto sobre la renta el estímulo a que hace referencia esta fracción en el momento en que efectivamente lo acrediten.

El acreditamiento a que se refiere esta fracción únicamente podrá efectuarse contra el impuesto sobre la renta que tenga el contribuyente a su cargo correspondiente al mismo ejercicio en que se determine el estímulo, que se deba enterar, incluso en los pagos provisionales del ejercicio en que se realicen los gastos, utilizando la forma oficial que mediante reglas de carácter general dé a conocer el Servicio de Administración Tributaria. En el entendido de que quien no lo acredite contra los pagos provisionales o en la



declaración del ejercicio que corresponda, perderá el derecho de realizarlo con posterioridad a dicho ejercicio.

Se faculta al Servicio de Administración Tributaria para emitir las reglas de carácter general que determinen los porcentajes máximos de acreditamiento por tramo carretero y demás disposiciones que considere necesarias para la correcta aplicación del beneficio contenido en esta fracción.

VI. Se otorga un estímulo fiscal a los adquirentes que utilicen los combustibles fósiles a que se refiere el artículo 2o., fracción I, inciso H) de la Ley del Impuesto Especial sobre Producción y Servicios, en sus procesos productivos para la elaboración de otros bienes y que en su proceso productivo no se destinen a la combustión.

El estímulo fiscal señalado en esta fracción será igual al monto que resulte de multiplicar la cuota del impuesto especial sobre producción y servicios que corresponda, por la cantidad del combustible consumido en un mes, que no se haya sometido a un proceso de combustión.

El monto que resulte conforme a lo señalado en el párrafo anterior únicamente podrá ser acreditado contra el impuesto sobre la renta que tenga el contribuyente a su cargo en el entendido de que quien no lo acredite contra los pagos provisionales o en la declaración del ejercicio que corresponda, perderá el derecho de realizarlo con posterioridad a dicho ejercicio.

Se faculta al Servicio de Administración Tributaria para emitir reglas de carácter general que determinen los porcentajes máximos de utilización del combustible no sujeto a un proceso de combustión por tipos de industria, así como las demás disposiciones que considere necesarias para la correcta aplicación de este estímulo fiscal.

VII. Se otorga un estímulo fiscal a los contribuyentes titulares de concesiones y asignaciones mineras cuyos ingresos brutos totales anuales por venta o enajenación de minerales y sustancias a que se refiere la Ley Minera, sean menores a 50 millones de pesos, consistente en permitir el acreditamiento del derecho especial sobre minería a que se refiere el artículo 268 de la Ley Federal de Derechos que hayan pagado en el ejercicio de que se trate.

El acreditamiento a que se refiere esta fracción, únicamente podrá efectuarse contra el impuesto sobre la renta que tengan los concesionarios o asignatarios mineros a su cargo, correspondiente al mismo ejercicio en que se haya determinado el estímulo.

El Servicio de Administración Tributaria podrá expedir las disposiciones de carácter general necesarias para la correcta y debida aplicación de esta fracción.

VIII. Se otorga un estímulo fiscal a los contribuyentes que tributen en los términos del Título II de la Ley del Impuesto sobre la Renta, consistente en disminuir de la utilidad fiscal determinada de conformidad con el artículo 14, fracción II de dicha Ley, el monto de la participación de los trabajadores en las utilidades de las empresas pagada en el mismo ejercicio, en los términos del artículo 123 de la Constitución Política de los Estados Unidos Mexicanos. El citado monto de la participación de los trabajadores en las utilidades de las empresas, se deberá disminuir, por partes iguales, en los pagos provisionales correspondientes a los meses de mayo a diciembre del ejercicio fiscal. La disminución a que se refiere este artículo se realizará en los pagos provisionales del ejercicio de manera acumulativa.



Conforme a lo establecido en el artículo 28, fracción XXVI de la Ley del Impuesto sobre la Renta, el monto de la participación de los trabajadores en las utilidades que se disminuya en los términos de este artículo en ningún caso será deducible de los ingresos acumulables del contribuyente.

Para los efectos de lo previsto en la presente fracción, se estará a lo siguiente:

a) El estímulo fiscal se aplicará hasta por el monto de la utilidad fiscal determinada para el pago provisional que corresponda.

b) En ningún caso se deberá recalcular el coeficiente de utilidad determinado en los términos del artículo 14, fracción I, de la Ley del Impuesto sobre la Renta con motivo de la aplicación de este estímulo.

IX. Se otorga un estímulo fiscal a los contribuyentes que, en los términos del artículo 27, fracción XX de la Ley del Impuesto sobre la Renta, entreguen en donación bienes básicos para la subsistencia humana en materia de alimentación o salud a instituciones autorizadas para recibir donativos deducibles de conformidad con la Ley del Impuesto sobre la Renta y que estén dedicadas a la atención de requerimientos básicos de subsistencia en materia de alimentación o salud de personas, sectores, comunidades o regiones de escasos recursos, denominados bancos de alimentos o de medicinas, consistente en una deducción adicional por un monto equivalente al 5% del costo de lo vendido que le hubiera correspondido a dichas mercancías, que efectivamente se donen y sean aprovechables para el consumo humano. Lo anterior, siempre y cuando el margen de utilidad bruta de las mercancías donadas en el ejercicio en el que se efectúe la donación hubiera sido igual o superior al 10%; cuando fuera menor, el por ciento de la deducción adicional se reducirá al 50% del margen.

X. Se otorga un estímulo fiscal a los contribuyentes, personas físicas o morales del impuesto sobre la renta, que empleen a personas que padezcan discapacidad motriz, que para superarla requieran usar permanentemente prótesis, muletas o sillas de ruedas; mental; auditiva o de lenguaje, en un 80% o más de la capacidad normal o tratándose de invidentes.

El estímulo fiscal consiste en poder deducir de los ingresos acumulables del contribuyente, para los efectos del impuesto sobre la renta por el ejercicio fiscal correspondiente, un monto adicional equivalente al 25% del salario efectivamente pagado a las personas antes señaladas. Para estos efectos, se deberá considerar la totalidad del salario que sirva de base para calcular, en el ejercicio que corresponda, las retenciones del impuesto sobre la renta del trabajador de que se trate, en los términos del artículo 96 de la Ley del Impuesto sobre la Renta.

Lo dispuesto en la presente fracción será aplicable siempre que el contribuyente cumpla, respecto de los trabajadores a que se refiere la presente fracción, con las obligaciones contenidas en el artículo 15 de la Ley del Seguro Social y las de retención y entero a que se refiere el Título IV, Capítulo I de la Ley del Impuesto sobre la Renta y obtenga, respecto de los trabajadores a que se refiere este artículo, el certificado de discapacidad del trabajador expedido por el Instituto Mexicano del Seguro Social.

Los contribuyentes que apliquen el estímulo fiscal previsto en esta fracción por la contratación de personas con discapacidad, no podrán aplicar en el mismo ejercicio fiscal,



respecto de las personas por las que se aplique este beneficio, el estímulo fiscal a que se refiere el artículo 186 de la Ley del Impuesto sobre la Renta.

XI. Los contribuyentes del impuesto sobre la renta que sean beneficiados con el crédito fiscal previsto en el artículo 189 de la Ley del Impuesto sobre la Renta, por las aportaciones efectuadas a proyectos de inversión en la producción cinematográfica nacional o en la distribución de películas cinematográficas nacionales, podrán aplicar el monto del crédito fiscal que les autorice el Comité Interinstitucional a que se refiere el citado artículo, contra los pagos provisionales del impuesto sobre la renta.

XII. Las personas morales obligadas a efectuar la retención del impuesto sobre la renta y del impuesto al valor agregado en los términos de los artículos 106, último párrafo y 116, último párrafo, de la Ley del Impuesto sobre la Renta, y 1o.-A, fracción II, inciso a) y 32, fracción V, de la Ley del Impuesto al Valor Agregado, podrán optar por no proporcionar la constancia de retención a que se refieren dichos preceptos, siempre que la persona física que preste los servicios profesionales o haya otorgado el uso o goce temporal de bienes, le expida un Comprobante Fiscal Digital por Internet que cumpla con los requisitos a que se refieren los artículos 29 y 29-A del Código Fiscal de la Federación y en el comprobante se señale expresamente el monto del impuesto retenido.

Las personas físicas que expidan el comprobante fiscal digital a que se refiere el párrafo anterior, podrán considerarlo como constancia de retención de los impuestos sobre la renta y al valor agregado, y efectuar el acreditamiento de los mismos en los términos de las disposiciones fiscales.

Lo previsto en esta fracción en ningún caso libera a las personas morales de efectuar, en tiempo y forma, la retención y entero del impuesto de que se trate y la presentación de las declaraciones informativas correspondientes, en los términos de las disposiciones fiscales respecto de las personas a las que les hubieran efectuado dichas retenciones.

Los beneficiarios de los estímulos fiscales previstos en las fracciones I, IV, V, VI y VII de este apartado quedarán obligados a proporcionar la información que les requieran las autoridades fiscales dentro del plazo que para tal efecto señalen.

Los beneficios que se otorgan en las fracciones I, II y III del presente apartado no podrán ser acumulables con ningún otro estímulo fiscal establecido en esta Ley.

Los estímulos establecidos en las fracciones IV y V de este apartado podrán ser acumulables entre sí, pero no con los demás estímulos establecidos en la presente Ley.

Los estímulos fiscales que se otorgan en el presente apartado están condicionados a que los beneficiarios de los mismos cumplan con los requisitos que para cada uno de ellos se establece en la presente Ley.

B. En materia de exenciones:

I. Se exime del pago del impuesto sobre automóviles nuevos que se cause a cargo de las personas físicas o morales que enajenen al público en general o que importen definitivamente en los términos de la Ley Aduanera, automóviles cuya propulsión sea a través de baterías eléctricas recargables, así como de aquéllos eléctricos que además cuenten con motor de combustión interna o con motor accionado por hidrógeno.



II. Se exime del pago del derecho de trámite aduanero que se cause por la importación de gas natural, en los términos del artículo 49 de la Ley Federal de Derechos.

Se faculta al Servicio de Administración Tributaria para emitir las reglas generales que sean necesarias para la aplicación del contenido previsto en este artículo.

Artículo 17. Se derogan las disposiciones que contengan exenciones, totales o parciales, o consideren a personas como no sujetos de contribuciones federales, otorguen tratamientos preferenciales o diferenciales en materia de ingresos y contribuciones federales, distintos de los establecidos en la presente Ley, en el Código Fiscal de la Federación, en la Ley de Ingresos sobre Hidrocarburos, ordenamientos legales referentes a empresas productivas del Estado, organismos descentralizados federales que prestan los servicios de seguridad social, decretos presidenciales, tratados internacionales y las leyes que establecen dichas contribuciones, así como los reglamentos de las mismas.

Lo dispuesto en el párrafo anterior también será aplicable cuando las disposiciones que contengan exenciones, totales o parciales, o consideren a personas como no sujetos de contribuciones federales, otorguen tratamientos preferenciales o diferenciales en materia de ingresos y contribuciones federales, se encuentren contenidas en normas jurídicas que tengan por objeto la creación o las bases de organización o funcionamiento de los entes públicos o empresas de participación estatal, cualquiera que sea su naturaleza.

Se derogan las disposiciones que establezcan que los ingresos que obtengan las dependencias u órganos por concepto de derechos, productos o aprovechamientos, tienen un destino específico, distintas de las contenidas en el Código Fiscal de la Federación, en la presente Ley y en las demás leyes fiscales.

Se derogan las disposiciones contenidas en leyes de carácter no fiscal que establezcan que los ingresos que obtengan las dependencias u órganos, incluyendo a sus órganos administrativos desconcentrados, o entidades, por concepto de derechos, productos o aprovechamientos, e ingresos de cualquier otra naturaleza, serán considerados como ingresos excedentes en el ejercicio fiscal en que se generen.

Artículo 18. Los ingresos acumulados que obtengan en exceso a los previstos en el calendario que publique la Secretaría de Hacienda y Crédito Público de los ingresos contemplados en el artículo 1o. de esta Ley, los poderes Legislativo y Judicial de la Federación, los tribunales administrativos, los órganos autónomos por disposición constitucional, las dependencias del Ejecutivo Federal y sus órganos administrativos desconcentrados, así como las entidades, se deberán aplicar en los términos de la Ley Federal de Presupuesto y Responsabilidad Hacendaria y su Reglamento, sin perjuicio de lo dispuesto en el artículo 12 de esta Ley.

Para determinar los ingresos excedentes de la unidad generadora de las dependencias a que se refiere el primer párrafo de este artículo, se considerará la diferencia positiva que resulte de disminuir los ingresos acumulados estimados de la dependencia en la Ley de Ingresos de la Federación, a los enteros acumulados efectuados por dicha dependencia a la Tesorería de la Federación, en el periodo que corresponda.

Se entiende por unidad generadora de los ingresos de la dependencia, cada uno de los establecimientos de la misma en los que se otorga o proporciona, de manera autónoma e integral, el uso, goce, aprovechamiento o explotación de bienes o el servicio por el cual se cobra el aprovechamiento o producto, según sea el caso.

Se faculta a la Secretaría de Hacienda y Crédito Público para que, en términos de la Ley Federal de Presupuesto y Responsabilidad Hacendaria y su Reglamento, emita dictámenes y reciba notificaciones,



de ingresos excedentes que generen las dependencias, sus órganos administrativos desconcentrados y entidades.

Artículo 19. Los ingresos excedentes a que se refiere el artículo anterior, se clasifican de la siguiente manera:

I. Ingresos inherentes a las funciones de la dependencia o entidad, los cuales se generan en exceso a los contenidos en el calendario de los ingresos a que se refiere esta Ley o, en su caso, a los previstos en los presupuestos de las entidades, por actividades relacionadas directamente con las funciones recurrentes de la institución.

II. Ingresos no inherentes a las funciones de la dependencia o entidad, los cuales se obtienen en exceso a los contenidos en el calendario de los ingresos a que se refiere esta Ley o, en su caso, a los previstos en los presupuestos de las entidades, por actividades que no guardan relación directa con las funciones recurrentes de la institución.

III. Ingresos de carácter excepcional, los cuales se obtienen en exceso a los contenidos en el calendario de los ingresos a que se refiere esta Ley o, en su caso, a los previstos en los presupuestos de las entidades, por actividades de carácter excepcional que no guardan relación directa con las atribuciones de la entidad, tales como la recuperación de seguros, los donativos en dinero y la enajenación de bienes muebles.

IV. Ingresos de los poderes Legislativo y Judicial de la Federación, así como de los tribunales administrativos y de los órganos constitucionales autónomos. No se incluyen en esta fracción los aprovechamientos por infracciones a la Ley Federal de Competencia Económica ni aquéllos por concepto de derechos y aprovechamientos por el uso, goce, aprovechamiento o explotación del espectro radioeléctrico y los servicios vinculados a éste, los cuales se sujetan a lo dispuesto en el artículo 12, segundo párrafo, de esta Ley.

La Secretaría de Hacienda y Crédito Público tendrá la facultad de fijar o modificar en una lista la clasificación de los ingresos a que se refieren las fracciones I, II y III de este artículo. Dicha lista se dará a conocer a las dependencias y entidades a más tardar el último día hábil de enero de 2015 y durante dicho ejercicio fiscal, conforme se modifiquen.

Artículo 20. Quedan sin efecto las exenciones relativas a los gravámenes a bienes inmuebles previstas en leyes federales a favor de organismos descentralizados sobre contribuciones locales, salvo en lo que se refiere a bienes propiedad de dichos organismos que se consideren del dominio público de la Federación.

Artículo 21. Durante el ejercicio fiscal de 2015 la tasa de retención anual a que se refieren los artículos 54 y 135 de la Ley del Impuesto sobre la Renta será del 0.60 por ciento.

Artículo 22. Para los efectos de los impuestos sobre la renta y al valor agregado, derechos, así como en lo referente al cumplimiento de obligaciones en materia de información contable previstas en el Código Fiscal de la Federación, se estará a lo siguiente:

I. Para efectos de lo dispuesto en la fracción I, inciso a), numeral 2 del artículo 166 de la Ley del Impuesto sobre la Renta, durante el ejercicio fiscal de 2015, los intereses podrán estar sujetos a una tasa del 4.9 por ciento, siempre que el beneficiario efectivo de esos intereses sea residente de un país con el que se encuentre en vigor un tratado para evitar la doble tributación celebrado con México y se cumplan los requisitos previstos en dicho tratado para aplicar las tasas que en el mismo se prevean para este tipo de intereses.

II. Para efectos de lo dispuesto en el artículo 239 de la Ley Federal de Derechos, los concesionarios de bandas de frecuencias del espectro radioeléctrico comprendidas en el rango de frecuencias en megahertz señalados en la tabla A, pagarán anualmente el derecho por el uso, goce, aprovechamiento o explotación de bandas de frecuencia del espectro radioeléctrico, por cada región en la que operen y por cada kilohertz concesionado, de conformidad con la tabla B, como sigue:

Tabla A

Rango de frecuencias en Megahertz	
De 698 MHz	A 806 MHz

Tabla B

Cobertura	**Cuota por cada kilohertz concesionado 1 MHz=1000 KHz**
Todos los municipios de los estados de Baja California, Baja California Sur y el municipio de San Luis Río Colorado del estado de Sonora.	$2,955.96
Todos los municipios de los estados de Sinaloa y Sonora, excepto el municipio de San Luis Río Colorado del estado de Sonora.	$438.19
Todos los municipios de los estados de Chihuahua y Durango y los municipios Francisco I. Madero, Matamoros, San Pedro, Torreón y Viesca del estado de Coahuila.	$1,861.17
Todos los municipios de los estados de Nuevo León, Tamaulipas y Coahuila, con excepción de los municipios de Francisco I. Madero, Matamoros, San Pedro, Torreón y Viesca del estado de Coahuila.	$9,257.17
Todos los municipios de los estados de Colima, Michoacán, Nayarit y Jalisco, excepto los municipios de Bolaños, Colotlán, Encarnación de Díaz, Huejúcar, Huejuquilla, Lagos de Moreno, Mezquitic, Ojuelos de Jalisco, Santa María de los Ángeles, Teocaltiche, Villa Guerrero y Villa Hidalgo del estado de Jalisco.	$3,595.28
Todos los municipios de Aguascalientes, Guanajuato, Querétaro, San Luis Potosí, Zacatecas y los municipios de Bolaños, Colotlán, Encarnación de Díaz, Huejúcar, Huejuquilla, Lagos de Moreno, Mezquitic, Ojuelos de Jalisco, Santa María de los Ángeles, Teocaltiche, Villa Guerrero y Villa Hidalgo del estado de Jalisco.	$1,499.97
Todos los municipios de los estados de Guerrero, Oaxaca, Puebla, Tlaxcala y Veracruz.	$256.24
Todos los municipios de los estados de Campeche, Chiapas, Quintana Roo, Tabasco y Yucatán.	$173.20
Todos los municipios de los estados de Hidalgo, Morelos y Estado de México, y todas las delegaciones del Distrito Federal.	$13,464.24

Para las concesiones cuya área de cobertura sea menor que el área de la región en la que se ubique de acuerdo con la tabla B, la cuota del derecho que se deberá pagar será la que se obtenga de multiplicar la cuota que de conformidad con la tabla señalada corresponda a la región en la que se ubique la concesión, por la proporción que represente la población total del área concesionada entre la población total del área en la que se ubique según la tabla mencionada. Para estos cálculos se deberá utilizar la población indicada en los resultados definitivos del ejercicio inmediato anterior, referidos exclusivamente a población, provenientes de los conteos de Población y Vivienda publicados por el Instituto Nacional de Estadística y



Geografía o, en su defecto, provenientes del último Censo General de Población y Vivienda publicado por dicho Instituto.

Para los casos en que el área de cobertura de una concesión cubra más de una región de las que se señalan en la tabla B, se deberá realizar para cada región, en su caso, las operaciones descritas en el párrafo anterior y el monto del derecho a pagar será la suma de las cuotas que correspondan.

Las disposiciones generales y los artículos 239 y 253-A de la Ley Federal de Derechos, le serán aplicables a lo dispuesto en la presente fracción.

Las cuotas de los derechos previstos en la tabla B de la presente fracción, se actualizarán anualmente de conformidad con el procedimiento establecido en el artículo 1o. de la Ley Federal de Derechos.

El pago de los derechos previstos en la presente fracción se deberá realizar sin perjuicio del cumplimiento de las obligaciones fiscales contenidas en los respectivos títulos de concesión, así como contraprestaciones a que se refiere la Ley Federal de Telecomunicaciones y Radiodifusión aplicables con motivo del otorgamiento, renovación o prórroga de títulos de concesión o autorización de servicios adicionales.

III. El Servicio de Administración Tributaria deberá establecer, mediante reglas de carácter general, un esquema ágil para que las devoluciones del impuesto al valor agregado que soliciten los contribuyentes de los sectores de exportación, primario, proyectos de inversión en activo fijo, y de producción y distribución de alimentos y medicinas, se efectúen en un máximo de 20 días hábiles. En dichas reglas se establecerán los requisitos para garantizar que el beneficio a que se refiere el presente artículo sea otorgado a contribuyentes cumplidos, así como la información que deberán presentar para acreditar sus operaciones.

IV. Para los efectos de lo dispuesto por el artículo 28 fracción IV del Código Fiscal de la Federación, el ingreso de la información contable a través de la página de Internet del Servicio de Administración Tributaria deberá realizarse a partir del año 2015, de conformidad con el calendario que para tal efecto establezca dicho órgano desconcentrado mediante reglas de carácter general.

V. Para los efectos del artículo 112, fracción VIII, segundo párrafo, de la Ley del Impuesto sobre la Renta, no se considerará incumplido el plazo de presentación de las declaraciones bimestrales correspondientes al ejercicio fiscal de 2014, siempre que los contribuyentes las presenten a más tardar el 31 de enero de 2015.

VI. Para los efectos de los artículos 29, fracción V del Código Fiscal de la Federación y 99, fracción III de la Ley del Impuesto sobre la Renta, los contribuyentes podrán expedir los comprobantes fiscales digitales por las remuneraciones que cubran a sus trabajadores o a contribuyentes asimilados a salarios, dentro del periodo comprendido entre la fecha en que se realice la erogación correspondiente y a más tardar el 31 de diciembre de 2014.

Capítulo III
De la Información, la Transparencia, la Evaluación de la Eficiencia Recaudatoria, la Fiscalización y el Endeudamiento

Artículo 23. Con el propósito de coadyuvar a conocer los efectos de la política fiscal en el ingreso de los distintos grupos de la población, la Secretaría de Hacienda y Crédito Público deberá realizar un

estudio de ingreso-gasto con base en la información estadística disponible que muestre por decil de ingreso de las familias su contribución en los distintos impuestos y derechos que aporte, así como los bienes y servicios públicos que reciben con recursos federales, estatales y municipales.

La realización del estudio referido en el párrafo anterior será responsabilidad de la Secretaría de Hacienda y Crédito Público y deberá ser entregado a las comisiones de Hacienda y Crédito Público y de Presupuesto y Cuenta Pública de la Cámara de Diputados y publicado en la página de Internet de dicha Secretaría, a más tardar el 15 de marzo de 2015.

Artículo 24. Los estímulos fiscales y las facilidades administrativas que prevea la Iniciativa de Ley de Ingresos de la Federación para el Ejercicio Fiscal de 2016 se otorgarán con base en criterios de eficiencia económica, no discriminación, temporalidad definida y progresividad.

Para el otorgamiento de los estímulos fiscales deberá tomarse en cuenta si los objetivos pretendidos pudiesen alcanzarse de mejor manera con la política de gasto. Los costos para las finanzas públicas de las facilidades administrativas y los estímulos fiscales se especificarán en el Presupuesto de Gastos Fiscales.

Artículo 25. La Secretaría de Hacienda y Crédito Público deberá publicar en su página de Internet y entregar a las comisiones de Hacienda y Crédito Público y de Presupuesto y Cuenta Pública de la Cámara de Diputados, así como al Centro de Estudios de las Finanzas Públicas de dicho órgano legislativo y a la Comisión de Hacienda y Crédito Público de la Cámara de Senadores a más tardar el 30 de junio de 2015, el Presupuesto de Gastos Fiscales.

El Presupuesto de Gastos Fiscales comprenderá los montos que deja de recaudar el erario federal por conceptos de tasas diferenciadas en los distintos impuestos, exenciones, subsidios y créditos fiscales, condonaciones, facilidades administrativas, estímulos fiscales, deducciones autorizadas, tratamientos y regímenes especiales establecidos en las distintas leyes que en materia tributaria aplican a nivel federal.

El presupuesto a que se refiere el párrafo anterior deberá contener los montos referidos estimados para el ejercicio fiscal de 2016 en los siguientes términos:

I. El monto estimado de los recursos que dejará de percibir en el ejercicio el Erario Federal.

II. La metodología utilizada para realizar la estimación.

III. La referencia o sustento jurídico que respalde la inclusión de cada concepto o partida.

IV. Los sectores o actividades beneficiados específicamente de cada concepto, en su caso.

V. Los beneficios sociales y económicos asociados a cada uno de los gastos fiscales.

La Secretaría de Hacienda y Crédito Público deberá publicar en su página de Internet y entregar, a más tardar el 30 de septiembre de 2015, a las instancias a que se refiere el primer párrafo de este artículo un reporte de las personas morales y fideicomisos autorizados para recibir donativos deducibles para los efectos del impuesto sobre la renta, en el que se deberá señalar, para cada una, los montos de los donativos obtenidos en efectivo y en especie, así como los recibidos del extranjero y las entidades federativas en las que se ubiquen las mismas, clasificándolas por tipo de donataria de conformidad con los conceptos contenidos en los artículos 79, 82, 83 y 84 de la Ley del Impuesto sobre la Renta y en su Reglamento. Para la generación de este reporte, la información se obtendrá de la que las donatarias autorizadas estén obligadas a presentar en la declaración informativa de las personas morales con fines no lucrativos a la que se refiere el penúltimo párrafo del artículo 86 de la Ley del Impuesto sobre la Renta, correspondiente al ejercicio fiscal de 2014.



La información a que se refiere el párrafo anterior no se considerará comprendida dentro de las prohibiciones y restricciones que establecen los artículos 69 del Código Fiscal de la Federación y 2o., fracción VII de la Ley Federal de los Derechos del Contribuyente.

Artículo 26. En el ejercicio fiscal de 2015, toda iniciativa en materia fiscal, incluyendo aquéllas que se presenten para cubrir el Presupuesto de Egresos de la Federación para el Ejercicio Fiscal 2016, deberá incluir en su exposición de motivos el impacto recaudatorio de cada una de las medidas propuestas. Asimismo, en cada una de las explicaciones establecidas en dicha exposición de motivos se deberá incluir claramente el artículo del ordenamiento de que se trate en el cual se llevarían a cabo las reformas.

Toda iniciativa en materia fiscal que envíe el Ejecutivo Federal al Congreso de la Unión observará lo siguiente:

I. Que se otorgue certidumbre jurídica a los contribuyentes.

II. Que el pago de las contribuciones sea sencillo y asequible.

III. Que el monto a recaudar sea mayor que el costo de su recaudación y fiscalización.

IV. Que las contribuciones sean estables para las finanzas públicas.

Los aspectos anteriores deberán incluirse en la exposición de motivos de la iniciativa de que se trate, mismos que deberán ser tomados en cuenta en la elaboración de los dictámenes que emitan las comisiones respectivas del Congreso de la Unión. La Iniciativa de Ley de Ingresos de la Federación para el Ejercicio Fiscal de 2016 incluirá las estimaciones de las contribuciones contempladas en las leyes fiscales.

La Iniciativa de Ley de Ingresos de la Federación para el Ejercicio Fiscal de 2016 deberá especificar la memoria de cálculo de cada uno de los rubros de ingresos previstos en la misma, así como las proyecciones de estos ingresos para los próximos 5 años. Se deberá entender por memoria de cálculo los procedimientos descritos en forma detallada de cómo se realizaron los cálculos, con el fin de que puedan ser revisados por la Cámara de Diputados.

Transitorios

Primero. La presente Ley entrará en vigor el 1 de enero de 2015, salvo lo dispuesto en el artículo 22, fracción II de la presente Ley que entrará en vigor el 1 de enero de 2016.

Segundo. Se aprueban las modificaciones a la Tarifa de los Impuestos Generales de Importación y de Exportación efectuadas por el Ejecutivo Federal a las que se refiere el informe que, en cumplimiento de lo dispuesto en el segundo párrafo del artículo 131 de la Constitución Política de los Estados Unidos Mexicanos, ha rendido el propio Ejecutivo Federal al Congreso de la Unión en el año 2014.

Tercero. Para los efectos de la Ley de Ingresos de la Federación para el Ejercicio Fiscal de 2015, cuando de conformidad con la Ley Orgánica de la Administración Pública Federal se modifique la denominación de alguna dependencia o entidad o las existentes desaparezcan, se entenderá que los ingresos estimados para éstas en la presente Ley corresponderán a las dependencias o entidades cuyas denominaciones hayan cambiado o que absorban las facultades de aquéllas que desaparezcan, según corresponda.

Cuarto. El gasto corriente estructural a que se refiere el artículo 2, fracción XXIV BIS de la Ley Federal de Presupuesto y Responsabilidad Hacendaria excluirá, adicionalmente a los conceptos de gasto



previstos en dicha fracción, los gastos relativos a la implementación de las reformas a que se refiere el Decreto por el que se reforman y adicionan diversas disposiciones de la Constitución Política de los Estados Unidos Mexicanos en Materia de Energía, publicada en el Diario Oficial de la Federación el 20 de diciembre de 2013, así como de las leyes secundarias que derivan de dicho Decreto, publicadas en el mismo órgano de difusión oficial el 11 de agosto de 2014.

Quinto. Durante el ejercicio fiscal de 2015 el Fondo de Compensación del Régimen de Pequeños Contribuyentes y del Régimen de Intermedios creado mediante el Quinto transitorio de la Ley de Ingresos de la Federación para el Ejercicio Fiscal de 2014, publicada en el Diario Oficial de la Federación el 20 de noviembre de 2013 continuará destinándose en los términos del citado precepto.

Sexto. El Presupuesto de Egresos de la Federación para el Ejercicio Fiscal 2015 deberá prever una asignación equivalente a la recaudación estimada para la Federación por concepto del impuesto especial sobre producción y servicios aplicable a las bebidas saborizadas, de acuerdo con lo previsto en el artículo 1o. de la Ley de Ingresos de la Federación para el Ejercicio Fiscal de 2015, una vez descontadas las participaciones que correspondan a las entidades federativas, para destinarse a programas de promoción, prevención, detección, tratamiento, control y combate a la desnutrición, sobrepeso, obesidad y enfermedades crónico degenerativas relativas, así como para apoyar el incremento en la cobertura de los servicios de agua potable en localidades rurales, y proveer bebederos con suministro continúo de agua potable en inmuebles escolares públicos con mayor rezago educativo de acuerdo con el Índice de Carencias por Escuela y, de conformidad con los artículos 7 y 11 de la Ley General de la Infraestructura Física Educativa.

Séptimo. Cuando de conformidad con lo dispuesto por el inciso b) de la fracción I del artículo Décimo Cuarto transitorio de la Ley de Hidrocarburos se regulen los precios máximos al público de gasolinas y diesel, las cuotas establecidas en la fracción II del artículo 2o.-A de la Ley del Impuesto Especial sobre Producción y Servicios se actualizarán aplicando el porcentaje de incremento que tengan dichos precios respecto de los precios anteriores.

La Secretaría de Hacienda y Crédito Público publicará en el Diario Oficial de la Federación las cuotas actualizadas a que se refiere el presente artículo y entrarán en vigor el día de su publicación.

Octavo. Para efectos de lo previsto en el artículo 107, fracción I de la Ley Federal de Presupuesto y Responsabilidad Hacendaria, la Secretaría de Hacienda y Crédito Público deberá incluir en los informes trimestrales información sobre los costos recaudatorios de las medidas que representan un gasto fiscal, así como de los beneficiarios de dichos mecanismos, contenidos en los decretos que emita el Ejecutivo Federal en el ejercicio de las facultades conferidas en las fracciones II y III del artículo 39 del Código Fiscal de la Federación durante el trimestre que se reporta.

Noveno. Las entidades federativas deberán entregar los recursos federales que correspondan a los municipios o demarcaciones territoriales del Distrito Federal, en los plazos y términos que establecen las leyes federales aplicables, el Presupuesto de Egresos de la Federación o, en el caso de programas de subsidios o gasto reasignado, conforme a lo previsto en los convenios que celebren con las dependencias y entidades de la Administración Pública Federal que les transfieran recursos federales.

Las entidades federativas, por conducto de la Secretaría de Finanzas o su equivalente, deberán hacer pública la información relativa a la fecha y el monto de las transferencias de recursos federales que deriven de los proyectos aprobados en el Presupuesto de Egresos de la Federación, realizadas a sus municipios o demarcaciones territoriales del Distrito Federal, a través de sus respectivas páginas oficiales de internet, dentro de los diez días naturales siguientes a que los recursos correspondientes hayan sido efectivamente depositados en las cuentas bancarias específicas de los municipios o demarcaciones, incluyendo el número de identificación de la transferencia. Asimismo, deberán remitir en el mismo plazo dicha información a la Secretaría de Hacienda y Crédito Público.



El incumplimiento a lo previsto en el presente artículo, incluyendo el destino de los recursos correspondientes, será sancionado por las autoridades federales en los términos de la legislación federal, sin perjuicio de las responsabilidades de carácter político, penal, administrativo o civil que, en su caso, determinen las autoridades competentes.

Décimo. Para efectos de lo previsto en el artículo 107, fracción I de la Ley Federal de Presupuesto y Responsabilidad Hacendaria, la Secretaría de Hacienda y Crédito Público deberá reportar en los Informes Trimestrales la información sobre los ingresos excedentes que, en su caso, se hayan generado con respecto al calendario de ingresos derivado de la Ley de Ingresos de la Federación a que se refiere el artículo 23 de la Ley Federal de Presupuesto y Responsabilidad Hacendaria. En este reporte se presentará la comparación de los ingresos propios de las entidades paraestatales bajo control presupuestario directo, de las empresas productivas del Estado, así como del Gobierno Federal. En el caso de éstos últimos se presentará lo correspondiente a los ingresos provenientes de las transferencias del Fondo Mexicano del Petróleo para la Estabilización y el Desarrollo.

México, D.F., a 30 de octubre de 2014.- Sen. **Miguel Barbosa Huerta**, Presidente.- Dip. **Silvano Aureoles Conejo**, Presidente.- Sen. **Lilia Guadalupe Merodio Reza**, Secretaria.- Dip. **Javier Orozco Gómez**, Secretario.- Rúbricas."

En cumplimiento de lo dispuesto por la fracción I del Artículo 89 de la Constitución Política de los Estados Unidos Mexicanos, y para su debida publicación y observancia, expido el presente Decreto en la Residencia del Poder Ejecutivo Federal, en la Ciudad de México, Distrito Federal, a siete de noviembre de dos mil catorce.- **Enrique Peña Nieto**.- Rúbrica.- El Secretario de Gobernación, **Miguel Ángel Osorio Chong**.- Rúbrica.

PRESUPUESTO DE EGRESOS DE LA FEDERACIÓN PARA EL EJERCICIO FISCAL 2015

TEXTO VIGENTE a partir del 01-01-2015
Nuevo Presupuesto publicado en el Diario Oficial de la Federación el 3 de diciembre de 2014

Al margen un sello con el Escudo Nacional, que dice: Estados Unidos Mexicanos.- Presidencia de la República.

ENRIQUE PEÑA NIETO, Presidente de los Estados Unidos Mexicanos, a sus habitantes sabed:

Que la Cámara de Diputados del Honorable Congreso de la Unión, se ha servido dirigirme el siguiente

DECRETO

"LA CÁMARA DE DIPUTADOS DEL HONORABLE CONGRESO DE LA UNIÓN, EN EJERCICIO DE LA FACULTAD QUE LE OTORGA LA FRACCIÓN IV DEL ARTÍCULO 74 DE LA CONSTITUCIÓN POLÍTICA DE LOS ESTADOS UNIDOS MEXICANOS, DECRETA:

PRESUPUESTO DE EGRESOS DE LA FEDERACIÓN PARA EL EJERCICIO FISCAL 2015

TÍTULO PRIMERO
DE LAS ASIGNACIONES DEL PRESUPUESTO DE EGRESOS DE LA FEDERACIÓN

CAPÍTULO I
Disposiciones Generales

Artículo 1. El ejercicio, el control y la evaluación del gasto público federal para el ejercicio fiscal de 2015, así como la contabilidad y la presentación de la información financiera correspondiente, se realizarán conforme a lo establecido en la Ley Federal de Presupuesto y Responsabilidad Hacendaria, la Ley General de Contabilidad Gubernamental y en las disposiciones que, en el marco de dichas leyes, estén establecidas en otros ordenamientos legales y en este Presupuesto de Egresos.

La interpretación del presente Presupuesto de Egresos, para efectos administrativos y exclusivamente en el ámbito de competencia del Ejecutivo Federal, corresponde a la Secretaría y a la Función Pública, en el ámbito de sus atribuciones, conforme a las disposiciones y definiciones que establece la Ley Federal de Presupuesto y Responsabilidad Hacendaria.

La información que, en términos del presente Decreto deba remitirse a la Cámara de Diputados, será enviada a la Mesa Directiva de la misma, la cual turnará dicha información a las comisiones competentes, en forma impresa y en formato electrónico de texto modificable o de base de datos según corresponda, con el nivel de desagregación que establece la Ley Federal de Presupuesto y Responsabilidad Hacendaria y las disposiciones normativas vigentes, y será publicada en las páginas de Internet que correspondan.

En caso de que la fecha límite para presentar la información sea un día inhábil, la misma se recorrerá al día hábil siguiente.

En el ámbito de sus atribuciones, la Secretaría presentará información presupuestaria comparable respecto del ejercicio fiscal anterior y de los diversos documentos presupuestarios.



La Secretaría reportará en los Informes Trimestrales la evolución de las erogaciones correspondientes a los anexos transversales a que se refiere el artículo 41, fracción II, incisos j), o), p), q), r), s), t), u) y v), de la Ley Federal de Presupuesto y Responsabilidad Hacendaria; así como las principales causas de variación del gasto neto total al trimestre que corresponda, respecto del presupuesto autorizado modificado, por ramo y entidad.

Los entes públicos a los que se les asignen recursos del presente Presupuesto contarán con un sistema de control interno en términos de las disposiciones jurídicas aplicables y con cargo a su presupuesto aprobado, con el fin de propiciar un ambiente de prevención y de gestión de riesgos. La Auditoría y la Función Pública podrán establecer modelos para la instrumentación del sistema de control interno que serán aplicables en los términos de los convenios que suscriban para tal efecto con dichos entes públicos.

CAPÍTULO II
De las erogaciones

Artículo 2. El gasto neto total previsto en el presente Presupuesto de Egresos importa la cantidad de $4'694,677'400,000 y corresponde al total de los ingresos aprobados en la Ley de Ingresos.

En términos del artículo 17 de la Ley Federal de Presupuesto y Responsabilidad Hacendaria, para el presente ejercicio fiscal se prevé un déficit presupuestario de $641,510'000,000.

El desglose del gasto neto total por programa y, en su caso, por proyecto, incluyendo las asignaciones correspondientes, se presenta en los Tomos de este Presupuesto.

Artículo 3. El gasto neto total se distribuye conforme a lo establecido en los Anexos de este Decreto y Tomos del Presupuesto de Egresos y se observará lo siguiente:

I. Las erogaciones de los ramos autónomos, administrativos y generales, así como los capítulos específicos que incorporan los flujos de efectivo de las entidades, se distribuyen conforme a lo previsto en el Anexo 1 del presente Decreto y los Tomos II a VIII, de este Presupuesto de Egresos. En el Tomo I se incluye la información establecida en el artículo 41, fracción II, de la Ley Federal de Presupuesto y Responsabilidad Hacendaria;

II. El gasto corriente estructural se incluye en el Anexo 2 de este Decreto;

III. El capítulo específico que incorpora las erogaciones correspondientes a los gastos obligatorios, se incluye en el Anexo 3 de este Decreto;

IV. El capítulo específico que incorpora los proyectos de inversión en infraestructura que cuentan con aprobación para realizar erogaciones plurianuales en términos del artículo 74, fracción IV, párrafo primero, de la Constitución Política de los Estados Unidos Mexicanos, se incluye en el Anexo 4 de este Decreto;

V. El capítulo específico que incorpora las erogaciones correspondientes a los compromisos plurianuales sujetos a la disponibilidad presupuestaria de los años subsecuentes, se incluye en el Anexo 5 de este Decreto;

VI. El capítulo específico que incorpora las obligaciones presupuestarias de los proyectos de asociación público-privada, en términos del artículo 24 de la Ley de Asociaciones Público Privadas, se incluye en el Anexo 5.A., de este Decreto y en el Tomo VII del Presupuesto de Egresos;

VII. El capítulo específico que incorpora las erogaciones correspondientes a los compromisos derivados de proyectos de infraestructura productiva de largo plazo se incluye en el Anexo 6 de este Decreto y en el Tomo V del Presupuesto de Egresos;

VIII. El capítulo específico que incorpora las previsiones salariales y económicas, se incluye en los Anexos 7 y 24 de este Decreto y en los Tomos III a VI del Presupuesto de Egresos.

Los montos y términos aprobados en este capítulo específico en dichos Anexos y Tomos del Presupuesto de Egresos, incluyendo las previsiones para contingencias y sus ampliaciones derivadas de adecuaciones presupuestarias y ahorros necesarios durante el ejercicio fiscal para cumplir, en su caso, con las disposiciones laborales aplicables, forman parte de la asignación global a que se refiere el artículo 33 de la Ley Federal de Presupuesto y Responsabilidad Hacendaria;

IX. La suma de recursos destinados a cubrir el costo financiero de la deuda pública del Gobierno Federal; aquél correspondiente a la deuda de las empresas productivas del Estado incluidas en el Anexo 1, inciso E, de este Decreto; las erogaciones derivadas de operaciones y programas de saneamiento financiero; así como aquéllas para programas de apoyo a ahorradores y deudores de la banca, se distribuyen conforme a lo establecido en el Anexo 8 de este Decreto;

X. Para los efectos de los artículos 42 de la Ley de Adquisiciones, Arrendamientos y Servicios del Sector Público, y 43 de la Ley de Obras Públicas y Servicios Relacionados con las Mismas, los montos máximos de adjudicación directa y los de adjudicación mediante invitación a cuando menos tres personas, de las adquisiciones, arrendamientos, prestación de servicios, obras públicas y servicios relacionados con éstas, serán los señalados en el Anexo 9 de este Decreto. Los montos establecidos deberán considerarse sin incluir el importe del Impuesto al Valor Agregado;

XI. Los recursos para el desarrollo integral de los pueblos y comunidades indígenas se señalan en el Anexo 10 de este Decreto, en los términos del artículo 2, Apartado B, de la Constitución Política de los Estados Unidos Mexicanos y conforme al artículo 41, fracción II, inciso j), de la Ley Federal de Presupuesto y Responsabilidad Hacendaria, se presentan desglosados por ramo y programa presupuestario;

XII. Los recursos que conforman el Programa Especial Concurrente para el Desarrollo Rural Sustentable se señalan en el Anexo 11 de este Decreto, conforme a lo previsto en los artículos 16 y 69 de la Ley de Desarrollo Rural Sustentable;

XIII. El monto total de los recursos previstos para el programa de ciencia, tecnología e innovación, conforme a lo previsto en el artículo 22 de la Ley de Ciencia y Tecnología, se señala en el Anexo 12 de este Decreto;

XIV. Las erogaciones de los programas para la Igualdad entre Mujeres y Hombres, se señalan en el Anexo 13 de este Decreto;

XV. El presupuesto consolidado de la Estrategia Nacional para la Transición Energética y el Aprovechamiento Sustentable de la Energía, a que se refiere el artículo 25 de la Ley para el Aprovechamiento de Energías Renovables y el Financiamiento de la Transición Energética, se señala en el Anexo 15 de este Decreto;

XVI. Las erogaciones para el Ramo General 23 Provisiones Salariales y Económicas se distribuyen conforme a lo previsto en el Anexo 20 de este Decreto;

XVII. Las erogaciones para el Ramo General 25 Previsiones y Aportaciones para los Sistemas de Educación Básica, Normal, Tecnológica y de Adultos se distribuyen conforme a lo previsto en el Anexo 21 de este Decreto.

Las previsiones para servicios personales referidas en el párrafo anterior, que se destinen para sufragar las medidas salariales y económicas, deberán ser ejercidas conforme a lo que establece el segundo párrafo de la fracción VIII anterior y el artículo 18 de este Decreto y serán entregadas a las entidades federativas a través del Ramo General 33 Aportaciones Federales para Entidades Federativas y Municipios y, sólo en el caso del Distrito Federal, se ejercerán por medio del Ramo General 25 Previsiones y Aportaciones para los Sistemas de Educación Básica, Normal, Tecnológica y de Adultos;

XVIII. Las erogaciones para el Ramo General 33 Aportaciones Federales para Entidades Federativas y Municipios se distribuyen conforme a lo previsto en el Anexo 22 de este Decreto;

XIX. Los límites de las remuneraciones de los servidores públicos de la Federación se señalan en el Anexo 23 de este Decreto y en el Tomo VIII de este Presupuesto de Egresos;

XX. Las previsiones para sufragar las erogaciones correspondientes a las medidas salariales y económicas para los Ramos Generales 25 Previsiones y Aportaciones para los Sistemas de Educación Básica, Normal, Tecnológica y de Adultos, y 33 Aportaciones Federales para Entidades Federativas y Municipios, se distribuyen conforme a lo establecido en el Anexo 24 de este Decreto;

XXI. Los programas sujetos a reglas de operación se señalan en el Anexo 25 de este Decreto;

XXII. Los principales programas previstos en este Presupuesto de Egresos se detallan en el Anexo 26 de este Decreto, y

XXIII. El presupuesto de PROSPERA Programa de Inclusión Social se distribuye conforme a lo establecido en el Anexo 27 de este Decreto.

Los Anexos 14, 16 al 19 y 28 al 31 de este Decreto, comprenden los recursos para la atención de grupos vulnerables; la adaptación y mitigación de los efectos del cambio climático; el desarrollo de los jóvenes; la atención de niñas, niños y adolescentes; la prevención del delito, combate a las adicciones, rescate de espacios públicos y promoción de proyectos productivos; la conservación, mantenimiento carretero y empleo temporal; el subsidio ordinario para organismos descentralizados estatales; la distribución del programa de apoyo para fortalecer la calidad en los servicios de salud, y la distribución del programa medio ambiente y recursos naturales.

Dichos recursos deberán ser ejercidos de forma tal que permitan su debido seguimiento, evaluación y difusión para conocer su impacto conforme al Plan Nacional de Desarrollo y las políticas públicas derivadas del mismo.

Artículo 4. El gasto programable previsto para el Ramo General 23 Provisiones Salariales y Económicas, se sujeta a las siguientes reglas:

I. Para el presente ejercicio fiscal no se incluyen recursos para el Programa Erogaciones Contingentes, correspondiente a la partida secreta a que se refiere el artículo 74, fracción IV, párrafo cuarto, de la Constitución Política de los Estados Unidos Mexicanos, y

II. Los recursos para el Fondo de pavimentación y desarrollo municipal previstos en el Anexo 20 de este Decreto, se destinarán a los municipios y demarcaciones territoriales del Distrito Federal. La Secretaría, a más tardar el 31 de enero, emitirá las disposiciones para la aplicación de los recursos de

dicho Fondo, tomando en cuenta la opinión y los proyectos que le comunique a más tardar el 15 de diciembre de 2014, la Comisión de Presupuesto y Cuenta Pública.

En dichas disposiciones se establecerán los criterios conforme a los cuales, las obras de pavimentación en vías principales de las zonas urbanas se realizarán preferentemente con concreto hidráulico.

Los municipios y las demarcaciones territoriales del Distrito Federal, a través de las entidades federativas, deberán solicitar los recursos del Fondo de pavimentación y desarrollo municipal a más tardar el 15 de marzo, los cuales serán ministrados 50 por ciento a más tardar en el mes de marzo y 50 por ciento a más tardar en el mes de agosto. En caso de incumplimiento de los plazos, términos y condiciones establecidos en las disposiciones aplicables, la Secretaría podrá suspender las ministraciones o reasignar dichos recursos a programas sociales y de inversión en infraestructura.

Del monto total asignado al Fondo, la Secretaría transferirá a la Auditoría, una cantidad equivalente al 1 al millar para su fiscalización y para este efecto dicha instancia deberá seleccionar una muestra representativa de los recursos aprobados del Fondo.

Artículo 5. Para el ejercicio fiscal 2015 se aprueba para Petróleos Mexicanos una meta de balance financiero de -$154,861'779,745 y un techo de gasto de servicios personales de $90,050'304,943. Asimismo, se aprueba para la Comisión Federal de Electricidad una meta de balance financiero de $27,860'134,745 y un techo de gasto de servicios personales de $54,558'003,274.

Artículo 6. Conforme al artículo 272 de la Ley del Seguro Social, el gasto programable del Instituto Mexicano del Seguro Social será de $497,695'318,114. El Gobierno Federal aportará al Instituto la cantidad de $73,381'952,866 como aportaciones para los seguros; asimismo, dispondrá de la cantidad de $159,859'124,616, para cubrir las pensiones en curso de pago derivadas del artículo Duodécimo Transitorio de la Ley del Seguro Social publicada en el Diario Oficial de la Federación el 21 de diciembre de 1995, y aportará la cantidad de $2,998'922,518, para atender lo dispuesto en los artículos 141, 172 y 172 A de dicha Ley.

Durante el ejercicio fiscal de 2015, el Instituto Mexicano del Seguro Social deberá destinar a las Reservas Financieras y Actuariales de los seguros y a la Reserva General Financiera y Actuarial, así como al Fondo para el Cumplimiento de Obligaciones Laborales de Carácter Legal o Contractual, a que se refieren los artículos 280, fracciones III y IV, y 286 K, respectivamente, de la Ley del Seguro Social, la cantidad de $7,741'904,762 a fin de garantizar el debido y oportuno cumplimiento de las obligaciones que contraiga, derivadas del pago de beneficios y la prestación de servicios relativos a los seguros que se establecen en dicha Ley; así como para hacer frente a las obligaciones laborales que contraiga, ya sea por disposición legal o contractual con sus trabajadores.

Para los efectos del artículo 277 G de la Ley del Seguro Social, el Instituto Mexicano del Seguro Social deberá sujetarse a las normas de austeridad y disciplina presupuestaria contenidas en este Decreto, en los términos propuestos por el Consejo Técnico de dicho Instituto las cuales se aplicarán sin afectar con ellas el servicio público que está obligado a prestar a sus derechohabientes; asimismo, conforme al mismo artículo 277 G, dichas normas no deberán afectar las metas de constitución o incremento de reservas establecidas en este Decreto.

El uso de reservas de cualquier naturaleza y tipo deberá ser registrado invariablemente como gasto programable. Asimismo, las reservas del Seguro de Invalidez y Vida y de Riesgos de Trabajo, únicamente podrán destinarse para las prestaciones monetarias de esos seguros; y no para financiar gasto corriente del Instituto, salvo en los casos que así lo prevea la Ley del Seguro Social.

El titular y los servidores públicos competentes del Instituto Mexicano del Seguro Social serán responsables de que el ejercicio del gasto de dicho Instituto se sujete a los montos autorizados para cubrir su gasto programable, para las reservas y el fondo a que se refiere este artículo.

TÍTULO SEGUNDO
DEL FEDERALISMO

CAPÍTULO ÚNICO
De los recursos federales transferidos a las entidades federativas, a los municipios y a las demarcaciones territoriales del Distrito Federal

Artículo 7. El ejercicio de los recursos federales aprobados en este Presupuesto de Egresos para ser transferidos a las entidades federativas y, por conducto de éstas, a los municipios y a las demarcaciones territoriales del Distrito Federal, así como el de los recursos federales que se ejerzan de manera concurrente con recursos de dichos órdenes de gobierno, se sujetará a las disposiciones legales aplicables, al principio de anualidad y a lo siguiente:

I. El resultado de la distribución entre las entidades federativas de los recursos que integran los fondos del Ramo General 33 Aportaciones Federales para Entidades Federativas y Municipios, se presenta en el Tomo IV de este Presupuesto de Egresos, con excepción del Fondo de Aportaciones para la Seguridad Pública de los Estados y del Distrito Federal (FASP), cuya distribución se realizará conforme a lo dispuesto en el artículo 44 de la Ley de Coordinación Fiscal;

II. Los recursos federales a que se refiere este artículo, distintos a los previstos en la Ley de Coordinación Fiscal, serán ministrados siempre y cuando las entidades federativas y, en su caso, los municipios y demarcaciones territoriales del Distrito Federal, cumplan con lo previsto en la Ley Federal de Presupuesto y Responsabilidad Hacendaria, la Ley General de Contabilidad Gubernamental, el Presupuesto de Egresos y los convenios correspondientes;

III. Las entidades federativas, municipios y demarcaciones territoriales del Distrito Federal, que realicen obras de infraestructura con cargo a los recursos del Ramo General 23 Provisiones Salariales y Económicas, deberán incluir en dichas obras, la leyenda siguiente: “Esta obra fue realizada con recursos públicos federales”, sin perjuicio de las demás que establezca el presente Decreto.

Asimismo, los recursos a que se refiere el párrafo anterior que no se encuentren vinculados a compromisos y obligaciones formales de pago a más tardar el último día hábil del mes de diciembre de 2015, se deberán reintegrar a la Tesorería de la Federación, en términos de las disposiciones aplicables.

Para aquellos proyectos de inversión aprobados en el Ramo General 23 Provisiones Salariales y Económicas cuya ejecución esté a cargo de los municipios y demarcaciones territoriales del Distrito Federal, las entidades federativas deberán apegarse al mecanismo que la Secretaría establezca en los lineamientos de los fondos correspondientes, con el propósito de que los municipios y demarcaciones territoriales del Distrito Federal puedan acceder de forma oportuna a dichos recursos.

La Secretaría, deberá publicar de forma trimestral, en su portal de Internet, la información relativa a los proyectos de infraestructura aprobados en el Ramo General 23, Provisiones Salariales y Económicas, incluyendo el monto aprobado y pagado; su ubicación geográfica, y los lineamientos aplicables a dichos recursos. Asimismo, deberá informar en dicho medio el avance financiero de los proyectos con base en los reportes que, de conformidad con la normatividad aplicable, realicen las entidades federativas, municipios y demarcaciones territoriales del Distrito Federal. La información anterior, deberá estar disponible, a su vez, en formato de datos abiertos;



IV. Los programas que prevean la aportación de recursos por parte de las entidades federativas y, en su caso, municipios o demarcaciones territoriales del Distrito Federal, para ser ejercidos de manera concurrente con recursos federales, se sujetarán a lo siguiente:

a) El porcentaje o monto que corresponda aportar a las entidades federativas y, en su caso, a los municipios o demarcaciones territoriales del Distrito Federal, será establecido por las dependencias de la Administración Pública Federal a cargo de los respectivos programas, previa opinión de la Secretaría, tomando en consideración la capacidad financiera de dichos órdenes de gobierno y el ejercicio eficiente de los recursos de dichos programas;

b) Dichos órdenes de gobierno deberán realizar las aportaciones de recursos que le correspondan en las cuentas específicas respectivas, en un periodo que no deberá exceder de 20 días hábiles contados a partir de la recepción de los recursos federales. Los recursos federales deberán ser ministrados de acuerdo al calendario establecido en los convenios y de ninguna manera podrá iniciar ministraciones después del mes de marzo.

Cumplido el plazo a que se refiere el párrafo anterior sin que se haya realizado la aportación de recursos locales, las entidades federativas y, en su caso, municipios o demarcaciones territoriales del Distrito Federal, en casos debidamente justificados, podrán solicitar a la dependencia o entidad correspondiente una prórroga hasta por el mismo plazo a que se refiere el párrafo anterior;

c) La entidad federativa, municipio o demarcación territorial que se vea afectado por situaciones que obliguen al Ejecutivo Federal a emitir declaratorias de emergencia o de desastre natural, en los términos de la Ley General de Protección Civil, contará con una prórroga de 20 días hábiles adicionales para efectuar el depósito de las aportaciones que le correspondan una vez publicada la declaratoria;

d) Las entidades federativas podrán cubrir hasta en dos exhibiciones durante el ejercicio fiscal su aportación a los programas concurrentes en materia educativa para todos los niveles, y

e) Las ministraciones de recursos federales podrán ser suspendidas cuando las entidades federativas y, en su caso, los municipios y demarcaciones territoriales del Distrito Federal no aporten en los plazos previstos los recursos que les corresponden en las cuentas específicas;

V. La Secretaría de Educación Pública comunicará a las entidades federativas a más tardar el último día hábil del mes de marzo, el presupuesto para el subsidio ordinario para organismos descentralizados estatales que la Federación otorga, así como para los programas financiados con fondos concurrentes;

VI. En caso de que, en los términos de la Ley Federal de Presupuesto y Responsabilidad Hacendaria, deban realizarse ajustes o adecuaciones al Presupuesto de Egresos durante el ejercicio fiscal, una vez que se realicen las compensaciones previstas en la misma y, en su caso, una vez utilizados los recursos de las reservas que correspondan en términos de dicha ley, los ajustes que fuera necesario realizar a los recursos federales distintos a los contenidos en la Ley de Coordinación Fiscal destinados a las entidades federativas, municipios y demarcaciones territoriales del Distrito Federal, deberán efectuarse de manera proporcional a los demás ajustes al Presupuesto de Egresos, informando de tales ajustes o adecuaciones a la Cámara de Diputados;

VII. Los recursos federales vinculados con ingresos excedentes que, en los términos de los artículos 19, fracciones IV, inciso d), de la Ley Federal de Presupuesto y Responsabilidad Hacendaria y 12, sexto párrafo de su Reglamento, tengan como destino la realización de programas y proyectos de inversión en infraestructura y equipamiento de las entidades federativas, se sujetarán a las disposiciones aplicables del Fideicomiso para la Infraestructura en los Estados (FIES). En el caso de los subsidios que tengan el mismo destino, la Secretaría deberá entregar los recursos a las entidades federativas de acuerdo a un calendario establecido y podrá emitir las disposiciones correspondientes para comprobación de los

mismos en términos de los artículos 34 y 79 de la Ley Federal de Presupuesto y Responsabilidad Hacendaria;

VIII. Las entidades federativas, municipios y demarcaciones territoriales del Distrito Federal deberán enviar a la Secretaría, a través del sistema al que hace referencia el artículo 85 de la Ley Federal de Presupuesto y Responsabilidad Hacendaria la información de las evaluaciones sobre recursos federales transferidos, en los términos de las disposiciones aplicables. La Secretaría deberá reportar dicha información en los Informes Trimestrales;

IX. El Consejo Nacional de Seguridad Pública aprobará a más tardar en el mes de enero, los criterios de distribución de los recursos de los fondos de ayuda federal para la seguridad pública a que se refiere el artículo 21 de la Constitución Política de los Estados Unidos Mexicanos, en términos de lo establecido en el artículo 142 de la Ley General del Sistema Nacional de Seguridad Pública.

Para efectos del párrafo anterior, se promoverá que, por lo menos, el 20 por ciento de los recursos previstos en el Fondo de Aportaciones para el Fortalecimiento de los Municipios y de las Demarcaciones Territoriales del Distrito Federal (FORTAMUN), se destinen a la atención de necesidades directamente vinculadas con la seguridad pública.

El Consejo Nacional de Seguridad Pública, al aprobar los criterios para la distribución de los recursos de los fondos de ayuda federal para la seguridad pública considerará la incidencia delictiva y privilegiará a aquellas entidades que hayan registrado disminución en los índices delictivos y promoverá y vigilará que su erogación y aplicación por las entidades federativas se realice dentro del presente ejercicio fiscal, de acuerdo con el calendario anual que permita alcanzar los objetivos para los que están destinados.

Para tales efectos, los convenios relativos a estos fondos establecerán mecanismos que contribuyan a agilizar la recepción y el ejercicio de los recursos que reciban las entidades federativas, los municipios y las demarcaciones territoriales del Distrito Federal.

Dicho consejo promoverá que, por lo menos, el 20 por ciento de los recursos del Fondo de Aportaciones para la Seguridad Pública de los Estados y del Distrito Federal (FASP) se distribuya entre los municipios y las demarcaciones territoriales del Distrito Federal que no sean beneficiarios del subsidio a los municipios y, en su caso, a los estados cuando tengan a su cargo la función o la ejerzan coordinadamente con los municipios, así como al gobierno del Distrito Federal para la seguridad pública en sus demarcaciones territoriales, conforme a criterios que integren el número de habitantes y el avance en la aplicación del Programa Estatal de Seguridad Pública en materia de profesionalización, equipamiento, modernización tecnológica e infraestructura, así como la incidencia delictiva, estimulando a aquellos en los cuales se haya logrado una disminución en los delitos cometidos.

Las entidades federativas, los municipios y las demarcaciones territoriales del Distrito Federal, en el ejercicio de los recursos que les sean transferidos, a través del Ramo General 33 Aportaciones Federales para Entidades Federativas y Municipios deberán alinear, en su caso, la aplicación de los recursos para implementar y operar el modelo policial previsto en la ley de la materia, conforme a los acuerdos que apruebe el Consejo Nacional de Seguridad Pública, y

X. Durante los primeros 10 días naturales del mes de febrero, las entidades federativas deberán enviar a la Secretaría, en forma impresa y en formato electrónico de base de datos, el calendario de distribución y montos que de los fondos a los que se refieren los artículos 35 y 36 de la Ley de Coordinación Fiscal correspondan para el ejercicio fiscal 2015 a sus municipios o demarcaciones territoriales, según corresponda.

Artículo 8. El presente Presupuesto incluye la cantidad de $4,893'949,427, para el otorgamiento de subsidios a los municipios y, en su caso, a los estados, cuando tengan a su cargo la función o la ejerzan



coordinadamente con los municipios, así como al Gobierno del Distrito Federal para la seguridad pública en sus demarcaciones territoriales, con objeto de fortalecer el desempeño de sus funciones en materia de seguridad pública, salvaguardar los derechos e integridad de sus habitantes y preservar las libertades, el orden y la paz públicos.

Los subsidios a que se refiere este artículo serán destinados para los conceptos y conforme a las reglas que establezca el Secretariado Ejecutivo del Sistema Nacional de Seguridad Pública, con el propósito de profesionalizar y equipar a los cuerpos de seguridad pública en los municipios y en las demarcaciones territoriales del Distrito Federal mejorar la infraestructura de las corporaciones en el marco de las disposiciones legales aplicables, así como el desarrollo y aplicación de políticas públicas para la prevención social del delito.

Para el desarrollo y aplicación de políticas públicas en materia de prevención social del delito, con participación ciudadana, se destinará, cuando menos, el 20 por ciento de los recursos a que se refiere el presente artículo.

El Secretariado Ejecutivo del Sistema Nacional de Seguridad Pública dará a conocer a más tardar el 15 de enero, a través del Diario Oficial de la Federación, la lista de los municipios y demarcaciones territoriales del Distrito Federal elegibles para el otorgamiento del subsidio a que se refiere este artículo, así como la fórmula utilizada para su selección, misma que deberá considerar, entre otros criterios, el número de habitantes y la incidencia delictiva; asimismo, se dará cobertura a municipios con destinos turísticos, zonas fronterizas, municipios conurbados, así como a grupos de municipios que por su proximidad geográfica se vean afectados por la alta incidencia delictiva. En dicha publicación se establecerá igualmente el porcentaje de participación que representarán las aportaciones de recursos que realicen al fondo los municipios y el Distrito Federal. En la asignación de los recursos de este subsidio se buscará incentivar a aquellos municipios y demarcaciones territoriales que hayan logrado una disminución en la incidencia delictiva en su jurisdicción.

A más tardar el último día hábil del mes de enero de 2015, el Secretariado Ejecutivo del Sistema Nacional de Seguridad Pública deberá publicar las reglas para el otorgamiento de los subsidios, en las que deberá incluir los plazos para que las entidades federativas soliciten dichos recursos y para que el Secretariado Ejecutivo del Sistema Nacional de Seguridad Pública haga la entrega de los mismos.

El Secretariado Ejecutivo del Sistema Nacional de Seguridad Pública, en un término que no deberá exceder el 28 de febrero, deberá suscribir convenios específicos con las respectivas entidades federativas y sus municipios, así como con el Gobierno del Distrito Federal para sus demarcaciones territoriales elegibles, que deseen adherirse a este programa, con base en lo dispuesto en el último párrafo del artículo 142 de la Ley General del Sistema Nacional de Seguridad Pública, en los cuales deberá preverse lo siguiente:

I. Las acciones programáticas a las que se destinará el subsidio en el marco de las políticas generales acordadas en el seno del Consejo Nacional de Seguridad Pública;

II. Los mecanismos a través de los cuales podrá realizarse la adquisición de equipamiento, así como las condiciones y procedimientos a los que deberá sujetarse la profesionalización;

III. El compromiso de las entidades federativas de hacer entrega a los municipios del monto total de los subsidios del programa, incluyendo sus rendimientos financieros, a más tardar dentro de los 5 días hábiles posteriores a que éstas reciban los recursos de la Federación;

IV. El establecimiento por parte de las entidades federativas y los municipios de cuentas bancarias específicas para la administración de los recursos federales que les sean transferidos, para efectos de su fiscalización;

V. La obligación de las entidades federativas y los municipios de registrar los recursos que por este programa reciban en sus respectivos presupuestos e informar para efectos de la cuenta pública local y demás informes previstos en la legislación local;

VI. La obligación de los municipios, a través del estado respectivo, y del Gobierno del Distrito Federal de informar al Consejo Nacional de Seguridad Pública, a través del Secretariado Ejecutivo del Sistema Nacional de Seguridad Pública, y al Consejo Estatal, sobre las acciones realizadas con base en los convenios específicos a que se refiere este artículo, y

VII. La obligación de las entidades federativas y los municipios de reportar trimestralmente al Consejo Nacional de Seguridad Pública, lo siguiente:

a) La información sobre el ejercicio, destino y resultados obtenidos con los recursos del fondo;

b) Las disponibilidades financieras del fondo con las que, en su caso, cuenten, y

c) El presupuesto comprometido, devengado y pagado correspondiente.

Para acceder a los recursos, los municipios y el Gobierno del Distrito Federal deberán comprometerse, a través de los convenios suscritos con el Secretariado Ejecutivo del Sistema Nacional de Seguridad Pública, al cumplimiento de las políticas, lineamientos y acciones contenidos en los mismos.

El Secretariado Ejecutivo del Sistema Nacional de Seguridad Pública reportará trimestralmente a la Cámara de Diputados y a la Secretaría de Gobernación, la cual deberá, a su vez, enviar a la Secretaría, la información señalada en los incisos b) y c) de la fracción VII del presente artículo, así como las fechas en que se hayan transferido los recursos a las entidades federativas para su entrega a los municipios. Los municipios, a su vez, incorporarán en dicho sistema la fecha en que recibieron los recursos, la fecha en la que éstos fueron finalmente ejercidos, así como los destinos y conceptos específicos en los cuales fueron aplicados los recursos.

La distribución de los recursos se realizará conforme a los principios de equidad, proporcionalidad y racionalidad en el combate al fenómeno delictivo.

Los recursos a que se refiere este artículo se sujetarán a las disposiciones aplicables a los subsidios federales, incluyendo aquéllas establecidas en el artículo 7 de este Decreto.

Artículo 9. En el presente Presupuesto de Egresos se incluyen las siguientes cantidades:

A. $2,759'125,600 para el otorgamiento de subsidios a las entidades federativas que cuenten con programas en materia de equipamiento y reorganización de estructuras de mando policial, para el fortalecimiento de sus instituciones de seguridad pública en materia de mando policial, y

B. $2,683'230,000 para el otorgamiento de apoyos en el marco del Programa Nacional de Prevención del Delito.

Dichos recursos se otorgarán a aquéllas entidades federativas que cumplan los lineamientos que para tal efecto emita el Ejecutivo Federal, por conducto de la Secretaría de Gobernación.

El Ejecutivo Federal, por conducto de la Secretaría de Gobernación, a más tardar el 15 de febrero deberá emitir los lineamientos a que se refiere el párrafo anterior, los cuales contendrán, por lo menos, la distribución de los recursos a las entidades federativas bajo criterios de población beneficiada, incidencia

delictiva y cobertura territorial de las instituciones estatales de seguridad pública, así como las bases para la evaluación de la aplicación de dichos recursos y sus resultados.

El Ejecutivo Federal, por conducto de la Secretaría de Gobernación, a más tardar el 31 de marzo, deberá suscribir convenios específicos con las entidades federativas que deseen adherirse a estos subsidios, en los cuales deberá preverse lo siguiente:

I. El establecimiento por parte de las entidades federativas de cuentas bancarias específicas para la administración de los recursos federales que les sean transferidos, para efectos de su fiscalización;

II. La obligación de las entidades federativas de registrar los recursos que por estos subsidios reciban en sus respectivos presupuestos e informar para efectos de la cuenta pública local y demás informes previstos en la legislación local y federal, y

III. La obligación de las entidades federativas de reportar a la Secretaría de Gobernación, la cual deberá enviar a su vez a la Secretaría de manera trimestral, lo siguiente:

a) La información sobre el ejercicio, destino y resultados obtenidos con los recursos del fondo;

b) Las disponibilidades financieras del fondo con las que, en su caso, cuenten, y

c) El presupuesto comprometido, devengado y pagado correspondiente.

Para acceder a los recursos, las entidades federativas deberán cumplir los lineamientos, políticas y acciones contenidos en los convenios a que se refiere este artículo.

Los recursos a que se refiere este artículo se sujetarán a las disposiciones aplicables a los subsidios federales, incluyendo aquéllas establecidas en el artículo 7 de este Decreto.

Artículo 10. La Secretaría, a más tardar el 31 de enero, emitirá las disposiciones o lineamientos para la aplicación de los recursos de los siguientes fondos:

I. Fondo Regional. Este fondo tiene por objeto apoyar a los 10 estados con menor índice de desarrollo humano respecto del índice nacional, a través de programas y proyectos de inversión destinados a mantener e incrementar el capital físico o la capacidad productiva, o ambos, complementar las aportaciones de las entidades federativas relacionadas a dichos fines, así como a impulsar el desarrollo regional equilibrado mediante infraestructura pública y su equipamiento;

II. Fondo para la Accesibilidad de las Personas con Discapacidad, y

III. Fondo de Capitalidad para el Distrito Federal. Este fondo tiene por objeto apoyar al Distrito Federal, en consideración a su condición de sede de los Poderes de la Unión y capital de los Estados Unidos Mexicanos, en términos del artículo 44 de la Constitución.

La asignación prevista para dichos fondos se distribuirá conforme a lo señalado en los Anexos 20 y 20.1., de este Decreto, en los términos y condiciones que mediante convenio se determinen para tal efecto.

Los recursos de los fondos a que se refiere el presente artículo deberán solicitarse y convenirse dentro del primer semestre del ejercicio, en términos de las disposiciones que emita la Secretaría, así como reasignarse los que no hayan sido convenidos en ese periodo, a programas sociales y de inversión en infraestructura.

Las entidades federativas, municipios y demarcaciones territoriales del Distrito Federal, que tengan asignados recursos para la ejecución de proyectos con cargo a estos fondos, serán responsables de la integración e información técnica correspondiente, así como de la aplicación, seguimiento, control, rendición de cuentas y transparencia de dichos recursos en términos de las disposiciones aplicables, sin perjuicio de las atribuciones de las autoridades federales en materia de fiscalización. La información referida deberá estar disponible en la página de Internet del ejecutor de gasto o, en su caso, en otros medios accesibles a los ciudadanos.

Artículo 11. Los recursos a que se refieren el Anexo 20.3 Fondo de Cultura y el Anexo 20.4 Fondo de Infraestructura Deportiva del presente Decreto, se destinarán a las entidades federativas, municipios y demarcaciones territoriales del Distrito Federal, a través del Ramo General 23 Provisiones Salariales y Económicas, de conformidad con lo siguiente:

I. El Fondo de Cultura tendrá como finalidad la construcción, rehabilitación, remodelación y equipamiento de espacios artísticos y culturales para la consolidación de la infraestructura pública de los espacios dedicados a la difusión cultural, y

II. El Fondo de Infraestructura Deportiva tendrá como finalidad fortalecer el desarrollo del deporte y la actividad física mediante proyectos de inversión en infraestructura deportiva, que comprendan acciones de obra pública y equipamiento deportivo, a fin de crear, ampliar y mejorar los espacios para la práctica del deporte en general y el de alto nivel competitivo.

Los proyectos beneficiados con recursos de este fondo deberán considerar la instalación de bebederos con suministro continuo de agua potable para uso humano en los inmuebles deportivos, siempre y cuando la localidad en la que se ejerzan los recursos cuente con infraestructura de agua potable y energía eléctrica, y así lo solicite la entidad federativa, municipio o demarcación territorial, según corresponda.

La Secretaría emitirá, a más tardar el 31 de enero, las disposiciones específicas para la aplicación de dichos fondos. Las entidades federativas deberán solicitar los recursos correspondientes a más tardar el 15 de febrero, los cuales serán ministrados 50 por ciento en el mes de febrero y 50 por ciento a más tardar en el mes de julio. En caso de que los beneficiarios incumplan con los plazos y condiciones previstos en las disposiciones aplicables, la Secretaría podrá suspender las ministraciones o reasignar los recursos a programas sociales y de inversión en infraestructura. Del total del costo de cada proyecto, se podrá destinar hasta el 30 por ciento de los recursos para equipamiento.

Las entidades federativas, municipios y demarcaciones territoriales del Distrito Federal, que tengan asignados recursos para la ejecución de proyectos con cargo a estos fondos, serán responsables de la integración e información contenida en los expedientes técnicos correspondientes, la aplicación, seguimiento, control, rendición de cuentas y transparencia de dichos recursos en términos de las disposiciones aplicables, sin perjuicio de las atribuciones federales en materia de fiscalización. La información referida deberá estar disponible en la página de Internet del ejecutor de gasto o a través de medios accesibles a los ciudadanos, según sea el caso.

Del monto total asignado a cada uno de los fondos, la Secretaría transferirá a la Auditoría una cantidad equivalente al 1 al millar de los mismos para su fiscalización, y para este efecto dicha instancia deberá seleccionar una muestra representativa de los recursos aprobados.

Artículo 12. Los recursos a que se refieren el Anexo 20.5. Proyectos de Desarrollo Regional se destinarán para inversión en las entidades federativas, municipios y demarcaciones territoriales del Distrito Federal, quienes serán responsables de la integración e información contenida en los expedientes técnicos correspondientes, la aplicación, seguimiento, control, rendición de cuentas y transparencia de dichos recursos en términos de las disposiciones aplicables, sin perjuicio de las atribuciones de las

autoridades federales en materia de fiscalización. La información referida deberá estar disponible en la página de Internet del ejecutor de gasto, o a través de medios accesibles a los ciudadanos, según sea el caso.

La obra cuyo costo total sea mayor a $50,000,000.00 deberá contar con el análisis costo-beneficio simplificado o análisis costo-eficiencia simplificado, según sea el caso, en términos de las disposiciones que para tal efecto se emitan.

La Secretaría emitirá, a más tardar el 31 enero, las disposiciones específicas para la aplicación de los recursos de a que se refiere el presente artículo, que establecerán, entre otros, los plazos, requisitos y procedimientos que permitan el ejercicio eficiente de los mismos.

Del costo total de cada proyecto, se podrá destinar hasta el 30 por ciento de los recursos para equipamiento.

Para la fiscalización de los recursos asignados a este fondo, la Secretaría transferirá a la Auditoría una cantidad equivalente al 1 al millar del monto total asignado a cada proyecto convenido con las entidades federativas.

La Auditoría deberá seleccionar una muestra representativa de los recursos aprobados para su fiscalización.

Artículo 13. Los recursos aprobados en este Presupuesto para el Fondo de Apoyo en Infraestructura y Productividad se destinarán a los municipios y demarcaciones territoriales del Distrito Federal para la realización de obras de infraestructura que incrementen el activo del sector público a través del fideicomiso “Fondo de Apoyo en Infraestructura y Productividad” (FAIP).

El Ejecutivo Federal, por conducto de la Secretaría de Hacienda y Crédito Público, realizará las aportaciones al patrimonio del citado fideicomiso en los términos previstos en el instrumento jurídico respectivo.

Los municipios y demarcaciones territoriales del Distrito Federal deberán ajustarse a las disposiciones del Fondo para la solicitud, aplicación y rendición de cuentas de estos apoyos económicos.

TÍTULO TERCERO
DE LOS LINEAMIENTOS GENERALES PARA EL EJERCICIO FISCAL

CAPÍTULO I
Disposiciones Generales

Artículo 14. Las dependencias y entidades, conforme al sistema de compensación de créditos y adeudos a que se refiere el artículo 73 de la Ley del Servicio de Tesorería de la Federación y sin exceder sus presupuestos autorizados, responderán de las cargas financieras que se causen por no cubrir oportunamente los adeudos no fiscales contraídos entre sí, las cuales se calcularán a la tasa anual que resulte de sumar 5 puntos porcentuales al promedio de la Tasa Interbancaria de Fondeo dada a conocer diariamente por el Banco de México, durante el mes inmediato anterior a la fecha del ciclo compensatorio.

La Secretaría, analizando los objetivos macroeconómicos y la situación de las finanzas públicas, podrá autorizar compensaciones presupuestarias entre dependencias y entidades, y entre estas últimas, correspondientes a sus ingresos y egresos, cuando las mismas cubran obligaciones entre sí derivadas de variaciones respecto de la Ley de Ingresos y este Presupuesto de Egresos en los precios y volúmenes de

los bienes y servicios adquiridos por las mismas, siempre y cuando el importe del pago con cargo al presupuesto del deudor sea igual al ingreso que se registre en las distintas fracciones del artículo 1 de la Ley de Ingresos o, en su caso, que dicho importe no pueda cubrirse con ingresos adicionales de la entidad a consecuencia del otorgamiento de subsidios en los precios de los bienes o servicios por parte de la entidad deudora.

La Secretaría podrá autorizar compensaciones para el pago de obligaciones fiscales de ejercicios anteriores y sus accesorios, siempre que las mismas se realicen durante el presente ejercicio fiscal.

Los ingresos que se perciban por las operaciones a que se refiere este artículo no se considerarán para efectos del cálculo de los ingresos excedentes a que se refiere el artículo 19 de la Ley Federal de Presupuesto y Responsabilidad Hacendaria.

Artículo 15. Los recursos correspondientes a los subejercicios que no sean subsanados en el plazo que establece el artículo 23, último párrafo, de la Ley Federal de Presupuesto y Responsabilidad Hacendaria, así como el importe de los ahorros que se obtengan como resultado de la instrumentación de las medidas de austeridad y disciplina presupuestaria, serán reasignados a los programas sociales y de inversión en infraestructura previstos en este Presupuesto, así como en los términos de lo dispuesto en el artículo 61 de la Ley Federal de Presupuesto y Responsabilidad Hacendaria, respectivamente. Al efecto, la Secretaría informará trimestralmente a la Cámara de Diputados, a partir del 1 de abril, sobre dichos subejercicios. En el caso de las economías generadas durante el ejercicio, éstas deberán canalizarse a los programas y tomos aprobados en este Presupuesto.

La determinación de los subejercicios se realizará conforme a los calendarios autorizados en los términos del artículo 23 de la Ley Federal de Presupuesto y Responsabilidad Hacendaria.

Si al término de los 90 días establecidos en el artículo 23, último párrafo, de la Ley Federal de Presupuesto y Responsabilidad Hacendaria los subejercicios no hubieran sido subsanados, la Secretaría informará a la Función Pública sobre dichos subejercicios, a fin de que ésta proceda en los términos de la fracción IX del artículo 114 de la ley antes señalada.

La Función Pública informará trimestralmente a la Cámara de Diputados y a la Auditoría sobre las denuncias y las acciones realizadas en contra de los servidores públicos a que hace referencia el párrafo anterior.

Al término de dicho plazo, la Comisión del ramo de la Cámara de Diputados emitirá una opinión sobre los subejercicios informados.

CAPÍTULO II
De las disposiciones de austeridad, ajuste del gasto corriente, mejora y modernización de la gestión pública

Artículo 16. Las dependencias y entidades se sujetarán a las disposiciones de austeridad, ajuste del gasto corriente, mejora y modernización de la gestión pública que se establezcan en los términos del Título Tercero, Capítulo IV de la Ley Federal de Presupuesto y Responsabilidad Hacendaria, las cuales deberán prever como mínimo:

I. No crear plazas, salvo que los ramos y entidades cuenten expresamente con recursos aprobados para tal fin en este Presupuesto de Egresos, así como aquéllas que sean resultado de reformas jurídicas.

Para el caso de las plazas de investigadores y personal técnico de investigación que se creen a partir de los recursos que tenga aprobados el Ramo 38 para este fin, éstas se concursarán bajo los

lineamientos que para tal efecto apruebe la Junta de Gobierno del Consejo Nacional de Ciencia y Tecnología. El personal contratado en términos del párrafo anterior podrá prestar servicios de investigación y docencia en las instituciones educativas y de investigación, según se determine en los lineamientos referidos y en las disposiciones jurídicas aplicables, manteniendo la relación laboral con el Consejo Nacional de Ciencia y Tecnología;

II. Los incrementos que, en su caso, se otorguen a los servidores públicos, se sujetarán a los recursos aprobados en los Anexos 7 y 24 de este Decreto y tendrán como objetivo exclusivamente mantener el poder adquisitivo respecto del año 2014;

III. La adquisición y los arrendamientos de inmuebles procederán exclusivamente cuando no se cuente con bienes nacionales aptos para cubrir las necesidades correspondientes y previo análisis costo beneficio;

IV. La remodelación de oficinas se limitará, de acuerdo al presupuesto aprobado para tal efecto, a aquéllas que sean estructurales y no puedan postergarse, las que impliquen una ocupación más eficiente de los espacios en los inmuebles y generen ahorros en el mediano plazo, las que se destinen a reparar daños provenientes de casos fortuitos, así como las que tengan por objeto mejorar y hacer más eficiente la atención al público;

V. No procederá la adquisición de vehículos, salvo aquéllos que resulten indispensables para destinarse en forma exclusiva al uso oficial, aquéllos que presten directamente servicios públicos a la población, los necesarios para actividades de seguridad pública y nacional, o para las actividades productivas;

VI. Se realizará la contratación consolidada de materiales y suministros; servicios, incluyendo telefonía, mantenimiento de bienes muebles e inmuebles, fotocopiado, vigilancia, boletos de avión, vales de despensa, medicamentos, seguros sobre personas y bienes, entre otros, siempre y cuando se asegure la obtención de ahorros y de las mejores condiciones para el Estado en cuanto a calidad, precio y oportunidad disponibles.

Adicionalmente, se utilizará la modalidad de ofertas subsecuentes de descuentos en las licitaciones públicas que se realicen cuando los bienes a adquirir o servicios por contratar satisfagan los requisitos y condiciones que establece la normatividad en la materia y se asegure con ello la obtención de las mejores condiciones para el Estado, y

VII. Las dependencias y entidades que tengan contratadas pólizas de seguros sobre personas y bienes deberán llevar a cabo las acciones necesarias para incorporarse a las pólizas institucionales coordinadas por la Secretaría, siempre y cuando dicha incorporación represente una reducción en el gasto global y que se mantengan o mejoren las condiciones contratadas en la póliza.

La Secretaría podrá determinar las modalidades específicas de aplicación de las medidas de austeridad, disciplina presupuestaria y modernización en casos excepcionales, previa justificación de la dependencia o entidad correspondiente, así como para las dependencias y entidades que sean objeto de reformas jurídicas o de nueva creación.

Los Poderes Legislativo y Judicial, así como los entes autónomos, deberán implantar medidas equivalentes a las aplicables en las dependencias y entidades, respecto a la reducción del gasto destinado a las actividades administrativas y de apoyo y del presupuesto regularizable de servicios personales, para lo cual publicarán en el Diario Oficial de la Federación y en sus respectivas páginas de Internet, a más tardar el último día hábil del mes de febrero, sus respectivos lineamientos y el monto correspondiente a la meta de ahorro. Asimismo, reportarán en los Informes Trimestrales las medidas que hayan adoptado y los montos de ahorros obtenidos. Dichos reportes serán considerados por la Comisión

de Presupuesto y Cuenta Pública de la Cámara de Diputados en el proceso de análisis y aprobación de las erogaciones correspondientes al Presupuesto de Egresos para el siguiente ejercicio fiscal.

Artículo 17. Los Poderes Legislativo y Judicial, los entes autónomos, así como las dependencias y entidades deberán observar lo dispuesto en los artículos 41, fracción III, Apartado C, segundo párrafo y 134, octavo párrafo, de la Constitución Política de los Estados Unidos Mexicanos y 209, numeral 1, de la Ley General de Instituciones y Procedimientos Electorales, en cuanto a la limitación para difundir en los medios de comunicación social toda propaganda gubernamental durante el tiempo que comprendan las campañas electorales y hasta la conclusión de la respectiva jornada comicial.

Los Poderes Legislativo y Judicial, los entes autónomos, así como las dependencias y entidades, respetando lo previsto en el párrafo precedente, podrán destinar recursos presupuestarios para actividades de comunicación social a través de la radio y la televisión, siempre y cuando hayan solicitado en primera instancia los tiempos que por ley deben poner a disposición del Estado las empresas de comunicación que operan al amparo de concesiones federales para el uso, aprovechamiento o explotación de bienes del dominio directo de la Nación y dichos tiempos no estuvieran disponibles en los espacios y tiempos solicitados.

En virtud de lo expuesto en los párrafos precedentes, no podrán realizarse erogaciones en comunicación social en las entidades federativas en donde se lleven a cabo elecciones, durante el tiempo que comprendan las campañas electorales y hasta la conclusión de la jornada comicial. Sólo podrán realizarse erogaciones en los tiempos a que se refiere el párrafo anterior, en los casos de excepción previstos en la Constitución Política de los Estados Unidos Mexicanos y en la legislación en la materia.

El Ejecutivo Federal, a través de la Secretaría de Gobernación, observando lo dispuesto en el párrafo primero de este artículo, supervisará la administración y distribución de los tiempos fiscales cubiertos por las empresas de comunicación que operan mediante concesión federal. Dicha distribución se realizará en la proporción siguiente: 40 por ciento al Poder Ejecutivo Federal; 30 por ciento al Poder Legislativo, tiempos que se distribuirán en partes iguales a la Cámara de Diputados y a la Cámara de Senadores; 10 por ciento al Poder Judicial, y 20 por ciento a los entes autónomos.

La Secretaría de Gobernación dará seguimiento a la utilización de los tiempos fiscales. Asimismo, estará facultada para reasignar estos tiempos cuando no hubieren sido utilizados con oportunidad o se encuentren subutilizados, de conformidad con las disposiciones generales que al efecto emita. Las reasignaciones se ajustarán a la proporción prevista en este artículo.

Con base en lo anterior, la Secretaría de Gobernación informará bimestralmente a la Cámara de Diputados sobre la utilización de los tiempos fiscales, así como sobre las reasignaciones que, en su caso, realice.

La Secretaría de Gobernación autorizará las estrategias y programas de comunicación social, y registrará los gastos derivados de las partidas relativas a difusión de mensajes sobre programas y actividades gubernamentales; difusión de mensajes comerciales para promover la venta de productos o servicios; e información en medios masivos derivada de la operación y administración de las dependencias y entidades, de conformidad con las disposiciones generales que para tal efecto publique en el Diario Oficial de la Federación.

Todas las erogaciones que conforme a este artículo realicen las entidades deberán ser autorizadas por el órgano de gobierno respectivo o su equivalente.

Durante el ejercicio fiscal no podrán realizarse ampliaciones, traspasos de recursos de otros capítulos o conceptos de gasto, al concepto de gasto correspondiente a servicios de comunicación social y publicidad de los respectivos presupuestos, ni podrán incrementarse dichos conceptos de gasto, salvo



cuando se trate de mensajes para atender situaciones de carácter contingente, se requiera para promoción comercial de las entidades para que generen mayores ingresos, tengan como propósito promover a México como destino turístico en el extranjero y los que deriven de los ingresos excedentes que obtenga el Instituto Nacional de Migración para mejorar los servicios migratorios. En dichos supuestos, los ejecutores de gasto deberán obtener de la Secretaría de Gobernación la autorización a la modificación al programa de comunicación social respectiva, para lo cual señalarán el costo y su fuente de financiamiento y, posteriormente, deberán realizar el trámite de adecuación presupuestaria ante la Secretaría.

La Secretaría de Gobernación informará a la Cámara de Diputados, dentro de los 10 días naturales siguientes a la fecha en la que las dependencias y entidades cuenten con los recursos autorizados, sobre las razones que justifican la ampliación, traspaso o incremento de recursos, así como sobre su cuantía y modalidades de ejercicio.

El Ejecutivo Federal, por conducto de la Secretaría de Gobernación, remitirá a la Cámara de Diputados, en forma impresa y en formato electrónico de texto modificable de base de datos, la relación de todos los programas y campañas de comunicación social, relativos a la partida de difusión de mensajes sobre programas y actividades gubernamentales, desglosadas por dependencias y entidades, así como la programación de las erogaciones destinadas a sufragarlos. Asimismo, deberá contener la descripción de las fórmulas, modalidades y reglas para la asignación de tiempos oficiales. Dicho informe deberá presentarse una vez autorizados los programas de comunicación correspondientes.

Los programas y campañas de comunicación social se ejecutarán con arreglo a las siguientes bases:

I. Los tiempos oficiales sólo podrán destinarse a actividades de difusión, información o promoción de los programas y acciones de las dependencias o entidades, así como a las actividades análogas que prevean las disposiciones aplicables;

II. Las dependencias y entidades no podrán convenir el pago de créditos fiscales, ni de cualquier otra obligación de pago a favor de la dependencia o entidad, a través de la prestación de servicios de publicidad, impresiones, inserciones y demás actividades en materia de comunicación social. Los medios de difusión del sector público podrán convenir con los del sector privado la prestación recíproca de servicios de publicidad;

III. Las erogaciones realizadas en materia de comunicación social, se acreditarán únicamente con órdenes de transmisión para medios electrónicos, con órdenes de inserción para medios impresos y con órdenes de servicio para medios complementarios. En todos los casos se deberá especificar la tarifa convenida, concepto, descripción del mensaje, destinatarios, cobertura, pautas de difusión en medios electrónicos y circulación certificada en medios impresos;

IV. Las dependencias y entidades, previo a la contratación de servicios de producción, espacios en radio y televisión comerciales, deberán atender la información de los medios sobre cobertura geográfica, audiencias, programación y métodos para medición de audiencias, así como su capacidad técnica para la producción, postproducción y copiado. La Secretaría de Gobernación dará seguimiento a la inclusión de los medios públicos en los programas y campañas de comunicación social y publicidad de las dependencias y entidades;

V. La publicidad que adquieran las dependencias y entidades para la difusión de sus programas que otorguen subsidios o beneficios directos a la población deberá incluir, claramente visible y audible, la siguiente leyenda: "Este programa es público, ajeno a cualquier partido político. Queda prohibido el uso para fines distintos a los establecidos en el programa". En los casos de los programas de desarrollo social únicamente deberá incluirse la leyenda establecida en el artículo 28 de la Ley General de Desarrollo Social.

Para lo anterior, deberán considerarse las características de cada medio. En ningún caso los partidos políticos podrán emplear o referir estos programas en su propaganda, y

VI. Los Poderes Ejecutivo, Legislativo y Judicial, los entes autónomos, así como las dependencias y entidades harán uso de la Lengua de Señas Mexicanas por medio de un intérprete, subtítulos o en su caso tecnologías que permita el acceso a los contenidos de campañas en televisión a las personas con discapacidad auditiva.

La Secretaría de Gobernación informará bimestralmente a la Cámara de Diputados sobre la ejecución de los programas y campañas relativos a la partida de difusión de mensajes sobre programas y actividades gubernamentales. Dichos informes deberán contener, al menos, lo siguiente: monto total erogado por dependencia y entidad, empresas prestadoras de los servicios y tiempos contratados, fiscales y de estado utilizados por cada dependencia y entidad.

El gasto en comunicación social aprobado en este Presupuesto deberá destinarse, al menos, en un 5 por ciento a la contratación en medios impresos, conforme a las disposiciones aplicables.

CAPÍTULO III
De los servicios personales

Artículo 18. Los recursos previstos en los presupuestos de las dependencias y entidades en materia de servicios personales y, en su caso, en los ramos generales, incorporan la totalidad de las previsiones para sufragar las erogaciones correspondientes a las medidas salariales y económicas, y se sujetarán a lo siguiente:

I. Los incrementos a las percepciones se determinarán, conforme a:

a) La estructura ocupacional autorizada;

b) Las plazas registradas en el sistema de administración de nómina y demás elementos previstos en el caso del artículo 27-A de la Ley de Coordinación Fiscal y del Ramo General 25 Previsiones y Aportaciones para los Sistemas de Educación Básica, Normal, Tecnológica y de Adultos, para el caso del Fondo de Aportaciones para la Nómina Educativa y Gasto Operativo;

c) La plantilla de personal, tratándose del Fondo de Aportaciones para los Servicios de Salud (FASSA), y

d) Las plantillas de personal, tratándose del Fondo de Aportaciones para la Educación Tecnológica y de Adultos (FAETA); adicionalmente, en el caso de los servicios de educación para adultos, en los términos de la Ley de Coordinación Fiscal.

Las previsiones para el incremento a las percepciones, a que se refieren los Anexos 7 y 24 de este Decreto, incluyen la totalidad de los recursos para categorías y personal de confianza y sindicalizado, por lo que no deberá utilizarse la asignación prevista a un grupo para favorecer a otro;

II. En el presente ejercicio fiscal en las dependencias y entidades no se crearán plazas en nivel alguno con excepción de los casos previstos en el artículo 16, fracción I, de este Decreto;

III. Las previsiones a que se refiere el Anexo 24 de este Decreto incluyen los recursos para la educación tecnológica y de adultos correspondientes a aquellas entidades federativas que no han celebrado los convenios establecidos en el artículo 42 de la Ley de Coordinación Fiscal. Una vez que

dichas entidades celebren los convenios respectivos, dichos recursos serán entregados a éstas a través del Ramo General 33 Aportaciones Federales para Entidades Federativas y Municipios;

IV. Los recursos del Ramo General 25 Previsiones y Aportaciones para los Sistemas de Educación Básica, Normal, Tecnológica y de Adultos, incluyen las previsiones para cubrir:

a) Las medidas salariales y económicas correspondientes al fondo previsto en los artículos 26, 26-A, 27 y 27-A de la Ley de Coordinación Fiscal y al Fondo para la Educación Tecnológica y de Adultos (FAETA), que serán cubiertas a través del Ramo General 33 Aportaciones Federales para Entidades Federativas y Municipios;

b) Las medidas económicas que se requieran para la cobertura y el mejoramiento de la calidad del sistema educativo. Asimismo, las previsiones para incrementos a las percepciones incluyen las correspondientes a los sistemas de desarrollo profesional que, en su caso, correspondan en los términos de la ley de la materia;

c) Las plazas que sean creadas con cargo a los recursos establecidos en el rubro de previsiones salariales y económicas del Ramo General 25 Previsiones y Aportaciones para los Sistemas de Educación Básica, Normal, Tecnológica y de Adultos, para su aplicación a través del Ramo General 33 Aportaciones Federales para Entidades Federativas y Municipios, de acuerdo con la normatividad aplicable, y

V. Las previsiones incluidas en el Fondo de Aportaciones para los Servicios de Salud (FASSA), incluyen los recursos para cubrir aquellas medidas económicas que se requieran para la cobertura y el mejoramiento de la calidad del sistema de salud.

Las dependencias y entidades reportarán en los Informes Trimestrales el impacto de los incrementos salariales en el presupuesto regularizable.

Artículo 19. Las remuneraciones autorizadas a los servidores públicos de la Federación se detallan en el Anexo 23 de este Decreto y en el Tomo VIII de este Presupuesto, conforme a lo dispuesto en el artículo 127 de la Constitución Política de los Estados Unidos Mexicanos:

I. Las remuneraciones se integran, conforme a lo dispuesto en la referida disposición constitucional y en el artículo 2, fracciones XXXIII, XXXIV y XLVI, de la Ley Federal de Presupuesto y Responsabilidad Hacendaria, con la suma de la totalidad de percepciones ordinarias y extraordinarias que perciben los servidores públicos de la Federación.

Las percepciones ordinarias incluyen la totalidad de los elementos fijos de la remuneración. Las percepciones extraordinarias consideran los elementos variables de dicha remuneración, la cual sólo podrá cubrirse conforme a los requisitos y la periodicidad establecidos en las disposiciones aplicables.

Las contribuciones a cargo de los servidores públicos que se causen por las percepciones señaladas en el párrafo anterior, forman parte de su remuneración;

II. La remuneración total anual autorizada al Presidente de la República y los tabuladores de remuneraciones para la Administración Pública Federal se presentan en el Anexo 23.1., de este Decreto, conforme a lo siguiente:

a) Los límites mínimos y máximos de percepciones ordinarias netas mensuales para los servidores públicos de la Administración Pública Federal, las cuales incluyen la suma de la totalidad de pagos fijos, en efectivo y en especie, se presentan en el Anexo 23.1.1., de este Decreto y comprenden los conceptos



que a continuación se señalan con sus respectivos montos, una vez realizada la retención de impuestos correspondiente:

i. Los montos correspondientes a sueldos y salarios, y

ii. Los montos correspondientes a las prestaciones.

Los montos presentados en dicho Anexo no consideran los incrementos salariales que, en su caso, se autoricen para el presente ejercicio fiscal, las repercusiones que se deriven de la aplicación de las disposiciones de carácter fiscal, ni las adecuaciones a la curva salarial del tabulador;

b) Los montos máximos de percepciones extraordinarias que perciban los servidores públicos de la Administración Pública Federal que, conforme a las disposiciones aplicables, tengan derecho a percibirlas, se detallan en el Anexo 23.1.2., de este Decreto.

En aquellos puestos de personal civil y militar de las dependencias cuyo desempeño ponga en riesgo la seguridad o la salud del servidor público de mando, podrá otorgarse la potenciación del seguro de vida institucional, y un pago extraordinario por riesgo hasta por el 30 por ciento sobre la percepción ordinaria mensual, por concepto de sueldos y salarios. Lo anterior, conforme a los límites establecidos en el Anexo 23.1.2., de este Decreto y a las disposiciones que para tal efecto emita la Función Pública, la cual evaluará la gravedad del riesgo y determinará el porcentaje del pago extraordinario en función del riesgo y, en su caso, autorizará el pago, previo dictamen favorable de la Secretaría en el ámbito presupuestario, y

c) La remuneración total anual autorizada al Presidente de la República para el ejercicio fiscal de 2015 se incluye en el Anexo 23.1.3., de este Decreto, en cumplimiento a lo dispuesto en la Base II del artículo 127 de la Constitución Política de los Estados Unidos Mexicanos;

III. La remuneración total anual autorizada a la máxima representación de los ejecutores de gasto que a continuación se indican y los tabuladores correspondientes a las percepciones ordinarias y extraordinarias de los servidores públicos de dichos ejecutores de gasto, conforme a lo dispuesto en la fracción I de este artículo, se presentan en los siguientes Anexos de este Decreto:

a) Anexo 23.2. Ramo 01: Cámara de Senadores;

b) Anexo 23.3. Ramo 01: Cámara de Diputados;

c) Anexo 23.4. Ramo 01: Auditoría Superior de la Federación;

d) Anexo 23.5. Ramo 03: Suprema Corte de Justicia de la Nación;

e) Anexo 23.6. Ramo 03: Consejo de la Judicatura Federal;

f) Anexo 23.7. Ramo 03: Tribunal Electoral del Poder Judicial de la Federación;

g) Anexo 23.8. Ramo 22: Instituto Nacional Electoral;

h) Anexo 23.9. Ramo 35: Comisión Nacional de los Derechos Humanos;

i) Anexo 23.10. Ramo 41: Comisión Federal de Competencia Económica;

j) Anexo 23.11. Ramo 42: Instituto Nacional para la Evaluación de la Educación;



k) Anexo 23.12. Ramo 43: Instituto Federal de Telecomunicaciones;

l) Anexo 23.13. Ramo 44: Instituto Federal de Acceso a la Información y Protección de Datos, y

m) Anexo 23.14. Ramo 40: Instituto Nacional de Estadística y Geografía;

IV. El desglose de las percepciones por ejecutor de gasto, se presenta en el Tomo VIII de este Presupuesto.

Las dependencias y entidades podrán modificar las percepciones ordinarias de los puestos conforme a las disposiciones aplicables, sujetándose a los límites máximos establecidos en el Anexo 23.1., del presente Decreto, previa autorización y registro presupuestario en los términos de las disposiciones aplicables. Asimismo, podrán efectuarse ajustes en la composición de las percepciones ordinarias por concepto de sueldos y salarios, siempre y cuando no se incremente el monto mensual previsto en dicho Anexo para el puesto correspondiente, y no se aumente su presupuesto regularizable de servicios personales.

Las entidades que cuenten con planes de compensación acordes con el cumplimiento de las expectativas de aumento en el valor agregado, podrán determinar las percepciones aplicables, sin generar costos adicionales y siempre que dichos planes sean autorizados por la Secretaría en lo que se refiere a que el presupuesto total de la entidad no se incremente y no se afecten negativamente los objetivos y metas de sus programas, y por lo que se refiere a la Función Pública en cuanto a la congruencia del plan de compensación con la política de planeación y administración de personal de la Administración Pública Federal.

Ningún servidor público podrá recibir emolumentos extraordinarios, sueldos, compensaciones o gratificaciones por participar en consejos, órganos de gobierno o equivalentes en las dependencias y entidades o comités técnicos de fideicomisos públicos o análogos a éstos.

El Ramo Administrativo 02 Oficina de la Presidencia de la República, a que se refiere el Anexo 1, inciso B, de este Decreto, incluye los recursos para cubrir las compensaciones de quienes han desempeñado el cargo de Titular del Ejecutivo Federal o, a falta de éste, a quien en términos de las disposiciones aplicables sea su beneficiario, las que no podrán exceder el monto que se cubre al primer nivel salarial del puesto de Secretario de Estado, así como aquéllas correspondientes al personal de apoyo que tengan asignado, de conformidad con las disposiciones aplicables y con sujeción a los términos de este artículo. Asimismo, incluye los recursos que se asignan a la compensación que se otorga al personal militar del Estado Mayor Presidencial. Las remuneraciones del personal civil de apoyo deberán reportarse en los Informes Trimestrales y serán públicas en los términos de la Ley Federal de Transparencia y Acceso a la Información Pública Gubernamental.

Los ejecutores de gasto público federal publicarán en sus respectivas páginas de Internet, de manera permanente, y reportarán en la Cuenta Pública, los tabuladores y las remuneraciones que se cubren a los servidores públicos a su cargo y, en los casos correspondientes, al personal militar; personal de enlace; así como personal operativo de base y confianza, y categorías, especificando los elementos fijos y variables, tanto en efectivo como en especie.

Los Poderes Legislativo y Judicial, las dependencias y entidades, así como los entes autónomos, deberán abstenerse de cubrir cualquier tipo de estímulo, pago o compensación especial a los servidores públicos a su servicio, con motivo del término de su encargo, o bien por el término de la administración correspondiente.

Artículo 20. Los servidores públicos de mando y personal de enlace de las dependencias y entidades sólo podrán percibir las prestaciones establecidas en el manual a que se refiere el artículo 66 de la Ley

Federal de Presupuesto y Responsabilidad Hacendaria. Asimismo, las dependencias y entidades no podrán destinar recursos para cubrir prestaciones en adición a aquéllos previstos en el gasto de servicios personales aprobado en este Presupuesto de Egresos.

Los titulares de las entidades informarán a la Cámara de Diputados, así como a la Secretaría y a la Función Pública, sobre los resultados obtenidos en los procesos de revisión de las condiciones generales de trabajo, de los contratos colectivos de trabajo y de las revisiones de salario que, en su caso, realicen en el presente ejercicio fiscal. Dichos informes, incluyendo el reporte sobre el cumplimiento de lo dispuesto en el artículo 65, fracción XII, de la Ley Federal de Presupuesto y Responsabilidad Hacendaria, serán presentados, a más tardar a los 10 días hábiles posteriores a la conclusión de dichas negociaciones.

Las dependencias y entidades enviarán informes a la Secretaría con el detalle de todas las prestaciones que perciben los servidores públicos a su cargo, así como el gasto total destinado al pago de las mismas en el periodo correspondiente, a fin de que se incluyan en los Informes Trimestrales.

Artículo 21. Las dependencias y entidades observarán las siguientes disposiciones en materia de servicios personales:

I. Solicitarán autorización presupuestaria de la Secretaría, respecto a sus tabuladores, para dar cumplimiento a lo dispuesto en la Base V del artículo 127 de la Constitución Política de los Estados Unidos Mexicanos;

II. Los pagos retroactivos por ocupación de plazas, cuando procedan, deberán cubrirse al trabajador dentro de los 45 días naturales anteriores a la fecha en que el servidor público correspondiente reciba su nombramiento. Lo anterior, siempre y cuando se acredite fehacientemente la asistencia durante dicho periodo en la plaza respectiva, y

III. Podrán traspasarse las plazas necesarias de las dependencias y entidades, que con motivo de una reestructura en la Administración Pública Federal, asuman funciones de aquéllas que se transformen, compacten, eliminen o sean creadas, para lo cual se deberá contar con la autorización presupuestaria de la Secretaría, conforme al mecanismo presupuestario que establezca para dichos fines.

Artículo 22. Las dependencias y entidades deberán, según corresponda, solicitar autorización presupuestaria a la Secretaría para aplicar medidas a fin de cubrir indemnizaciones a los servidores públicos como resultado de la terminación de la relación laboral, por la implementación de reformas legales, reestructuraciones a la Administración Pública Federal, la desincorporación de entidades o la eliminación de unidades administrativas de las dependencias y entidades.

Artículo 23. Los Poderes Legislativo y Judicial y los entes autónomos deberán publicar en el Diario Oficial de la Federación, a más tardar el último día hábil del mes de febrero, el manual que regule las remuneraciones para los servidores públicos a su servicio, incluyendo a los Diputados y Senadores al Congreso de la Unión; Ministros de la Suprema Corte de Justicia de la Nación; Magistrados y Jueces del Poder Judicial y Consejeros de la Judicatura Federal; Presidentes y miembros de los órganos de gobierno de los entes autónomos; así como a los demás servidores públicos; en el que se proporcione la información completa y detallada relativa a las remuneraciones que se cubran para cada uno de los niveles jerárquicos que los conforman.

Adicionalmente, deberán publicar en el Diario Oficial de la Federación, en la fecha antes señalada, la estructura ocupacional que contenga la integración de los recursos aprobados en el capítulo de servicios personales, con la desagregación de su plantilla total, incluidas las plazas a que se refiere el párrafo anterior, junto con las del personal operativo, eventual y el contratado bajo el régimen de honorarios, en el que se identifiquen todos los conceptos de pago y aportaciones de seguridad social que se otorguen

con base en disposiciones emitidas por sus órganos competentes, así como la totalidad de las plazas vacantes con que cuenten a dicha fecha.

En tanto no se publiquen en el Diario Oficial de la Federación las disposiciones y la estructura ocupacional a que se refieren los párrafos anteriores de este artículo, no procederá el pago de estímulos, incentivos, reconocimientos o gastos equivalentes a los mismos.

CAPÍTULO IV
De la igualdad entre Mujeres y Hombres

Artículo 24. En cumplimiento a la Ley General para la Igualdad entre Mujeres y Hombres, la Ley General de Acceso de las Mujeres a una Vida Libre de Violencia, las estrategias transversales del Plan Nacional de Desarrollo 2013-2018 y el Programa Nacional para la Igualdad de Oportunidades y no Discriminación contra las Mujeres 2013-2018, el Ejecutivo Federal impulsará, de manera transversal, la igualdad sustantiva entre mujeres y hombres a través de la incorporación de la perspectiva de igualdad entre mujeres y hombres en el diseño, elaboración, aplicación, seguimiento y evaluación de resultados de los programas de la Administración Pública Federal. Para tal efecto, las dependencias y entidades deberán considerar lo siguiente:

I. Incorporar la igualdad entre mujeres y hombres y reflejarla en la matriz de indicadores para resultados de los programas bajo su responsabilidad;

II. Identificar y registrar la población objetivo y la atendida por dichos programas, diferenciada por sexo, grupo de edad, región del país, entidad federativa, municipio o demarcación territorial del Distrito Federal, y población indígena en los sistemas que disponga la Secretaría y en los padrones de beneficiarias y beneficiarios que correspondan;

III. Fomentar la igualdad entre mujeres y hombres en el diseño y la ejecución de programas en los que, aun cuando no estén dirigidos a mitigar o solventar desigualdades de género, se puedan identificar de forma diferenciada los beneficios específicos para mujeres y hombres;

IV. Establecer o consolidar en los programas bajo su responsabilidad, las metodologías de evaluación y seguimiento que generen información relacionada con indicadores para resultados con igualdad entre mujeres y hombres;

V. Incorporar la perspectiva de género en las evaluaciones de los programas, con los criterios que emitan el Instituto Nacional de las Mujeres, la Secretaría y el Consejo Nacional de Evaluación de la Política de Desarrollo Social.

Las acciones contenidas en las fracciones anteriores serán obligatorias en lo relativo a los programas y acciones incorporadas en el Anexo 13 del presente Decreto y para los demás programas federales que correspondan.

Las dependencias y entidades que tengan a su cargo programas para mujeres y la igualdad de género, así como las entidades federativas y municipios que reciban recursos etiquetados incluidos en el Anexo 13 de este Decreto, deberán suscribir los convenios respectivos, durante el primer trimestre, así como informar sobre los resultados de los mismos, los publicarán y difundirán para darlos a conocer a la población e informarle, en las lenguas nacionales reconocidas por la Ley General de Derechos Lingüísticos de los Pueblos Indígenas existentes en la entidad federativa, sobre los beneficios y requisitos para acceder a ellos, en los términos de la normativa aplicable.

Para el seguimiento de los recursos destinados a las mujeres y a la igualdad de género, todo programa federal que contenga padrones de beneficiarias y beneficiarios, además de reflejar dicho enfoque en su matriz de indicadores para resultados, generará información de manera desagregada, al menos por sexo y entidad federativa.

Las dependencias y entidades con presupuesto asignado dentro del Anexo 13, que realicen estudios y generen bases de datos o levantamientos de encuestas, deberán hacer públicos sus resultados en sus portales institucionales con el propósito de poder realizar evaluaciones y análisis posteriores. Las dependencias y entidades responsables de la coordinación de los programas contenidos en el Anexo 13 del presente Decreto informarán trimestralmente a través del sistema de información desarrollado por la Secretaría, y en el Sistema de Evaluación de Desempeño en los términos y plazos establecidos en las disposiciones respectivas, sobre los aspectos presupuestarios de los programas y los resultados alcanzados en materia de mujeres e igualdad de género, medidos a través de los indicadores y sus metas contenidos en la matriz respectiva. Asimismo, se detallarán los aspectos por cada programa presupuestario, contenido en el Anexo mencionado, la población objetivo y atendida, los indicadores utilizados, la programación y el avance en el ejercicio de los recursos.

La Secretaría presentará en los Informes Trimestrales los avances financieros y programáticos que le envíe el Instituto Nacional de las Mujeres con base en la información que a éste le proporcionen las dependencias y entidades responsables de los programas a través del sistema indicado en el párrafo anterior.

El Instituto Nacional de las Mujeres remitirá el informe mencionado anteriormente a la Cámara de Diputados, a más tardar a los 30 días naturales de concluido el trimestre que corresponda. Asimismo, deberá poner dicho informe a disposición del público en general a través de su página de Internet, en la misma fecha en que se publiquen los Informes Trimestrales.

La información que se publique trimestralmente servirá para las evaluaciones que se realicen en el marco de las disposiciones aplicables.

Los ejecutores del gasto público federal promoverán programas y acciones para cumplir con el Programa y las acciones derivadas del Sistema Nacional de Prevención, Atención, Sanción y Erradicación de la Violencia contra las Mujeres y el Sistema Nacional para la Igualdad entre Mujeres y Hombres, en los términos de la Ley General de Acceso de las Mujeres a una Vida Libre de Violencia y en la Ley General para la Igualdad entre Mujeres y Hombres, respectivamente.

Los resultados de los montos autorizados en los programas y actividades contenidas en el Anexo 13 de este Decreto se detallarán en un anexo específico dentro de la Cuenta Pública del ejercicio fiscal 2015.

La Comisión Federal de Mejora Regulatoria en conjunción con el Instituto Nacional de las Mujeres revisará las reglas de operación de los programas del Anexo 13 a fin de garantizar el cumplimiento de los objetivos de la Política Nacional para la Igualdad entre Mujeres y Hombres, en los términos de las disposiciones aplicables.

Una vez publicado el Presupuesto de Egresos en el Diario Oficial de la Federación, la Secretaría comunicará a cada dependencia y entidad con presupuesto asignado, los montos detallados por programa presupuestario y unidad responsable correspondientes al Anexo 13 del presente Decreto, informando de ello a la Cámara de Diputados.

Las menciones realizadas en el presente Decreto respecto a beneficiarios, así como a titulares y servidores públicos de los ejecutores de gasto, se entenderán referidas a las mujeres y los hombres que integren el grupo de personas correspondiente, y

VI. El Ejecutivo Federal, por conducto del Instituto Mexicano de la Juventud y con el apoyo de la Secretaría, dará seguimiento a los recursos destinados a la atención de los jóvenes entre los 12 y 29 años de edad, así como de las acciones que garanticen las condiciones necesarias para su desarrollo integral, con base en los mecanismos específicos correspondientes.

Las dependencias y entidades responsables de los programas incluidos en el Anexo 17 de este Decreto, procurarán que en el diseño y ejecución de sus programas y en sus reglas de operación se considere específicamente la atención a los jóvenes, tomando en consideración sus características y necesidades, así como generar la información estadística desagregada para el grupo de edad referido en el párrafo anterior.

Asimismo, dichas dependencias y entidades deberán informar trimestralmente al Instituto Mexicano de la Juventud, a la Secretaría y a la Comisión de Juventud de la Cámara de Diputados, sobre los recursos ejercidos y las acciones, servicios y/o apoyos realizados, en beneficio de personas jóvenes, de conformidad con la Ley del Instituto Mexicano de la Juventud y demás disposiciones aplicables.

CAPÍTULO V
Del desarrollo integral de los pueblos y comunidades indígenas

Artículo 25. El ejercicio de las erogaciones para el desarrollo integral de los pueblos y comunidades indígenas a que se refiere el Anexo 10 del presente Decreto, se dirigirá al cumplimiento de las obligaciones que señala el artículo 2o, apartado B, fracciones I a IX, de la Constitución Política de los Estados Unidos Mexicanos.

Para tal efecto, de conformidad con los artículos 42, fracción VII, y 77 de la Ley Federal de Presupuesto y Responsabilidad Hacendaria, las dependencias y entidades, al ejecutar dichas erogaciones y emitir reglas de operación, se ajustarán a lo siguiente:

I. Las disposiciones para la operación de los programas que la Administración Pública Federal desarrolle en la materia considerarán la participación que, en su caso, tenga la Comisión Nacional para el Desarrollo de los Pueblos Indígenas, contando con la intervención que corresponda a su Consejo Consultivo, y la Comisión para el Diálogo con los Pueblos Indígenas de México, para facilitar el acceso de los pueblos y comunidades indígenas a sus beneficios;

II. En la ejecución de los programas se considerará la participación de los pueblos y comunidades indígenas, con base en su cultura y formas de organización tradicionales;

III. Para los municipios indígenas comprendidos entre los 200 más pobres del país, los proyectos de inversión del Programa de Infraestructura Indígena, se podrán financiar en su totalidad con recursos federales o de manera concurrente. Asimismo, se procurará atender su pleno acceso y la satisfacción de sus necesidades tales como electricidad, agua, drenaje, educación, salud, vivienda y de infraestructura para la producción, almacenamiento y distribución de alimentos;

IV. El Ejecutivo Federal, por sí o a través de sus dependencias y entidades, podrá celebrar convenios de coordinación con los gobiernos de las entidades federativas, así como formalizar convenios de concertación de acciones con las comunidades indígenas, para proveer la mejor observancia de las previsiones del presente artículo;

V. Las reglas de operación de los programas operados por las dependencias y entidades que atiendan a la población indígena, deberán contener disposiciones que faciliten su acceso a los programas y procurarán reducir los trámites y requisitos existentes;



VI. Se dará preferencia en los programas de infraestructura a la conclusión de obras iniciadas en ejercicios anteriores, así como a las obras de mantenimiento y reconstrucción.

La Comisión de Asuntos Indígenas de la Cámara de Diputados integrará a más tardar el 14 de febrero, un Grupo de Trabajo encargado de dar seguimiento y evaluar el ejercicio del presupuesto comprendido en el Anexo 10 Erogaciones para el Desarrollo Integral de los Pueblos y Comunidades Indígenas del presente Decreto, y

VII. Se buscará la inclusión financiera de las comunidades indígenas mediante programas de la banca de desarrollo y, en su caso, Financiera Nacional de Desarrollo Agropecuario, Rural, Forestal y Pesquero.

CAPÍTULO VI
De la inversión pública

Artículo 26. En el presente ejercicio fiscal, en términos de los artículos 32 de la Ley Federal de Presupuesto y Responsabilidad Hacendaria y 18 de la Ley General de Deuda Pública, se podrán comprometer nuevos proyectos de infraestructura productiva de largo plazo de inversión directa y de inversión condicionada, por la cantidad señalada en el Anexo 6, inciso A de este Decreto, correspondientes a la Comisión Federal de Electricidad.

El monto autorizado a los proyectos de infraestructura productiva de largo plazo de inversión directa y condicionada, aprobados en ejercicios fiscales anteriores, asciende a la cantidad señalada en el Anexo 6, inciso B de este Decreto. Las variaciones en los compromisos de cada uno de dichos proyectos se detallan en el Tomo V de este Presupuesto de Egresos.

La suma de los montos autorizados de proyectos aprobados en ejercicios fiscales anteriores y los montos para nuevos proyectos se presentan en el Anexo 6, inciso C de este Decreto.

Los compromisos correspondientes a proyectos de infraestructura productiva de largo plazo de inversión directa autorizados en ejercicios fiscales anteriores, se detallan en el Anexo 6, inciso D de este Decreto y comprenden exclusivamente los costos asociados a la adquisición de los activos, excluyendo los relativos al financiamiento en el periodo de operación de dichos proyectos.

Por lo que se refiere a los proyectos de infraestructura productiva de largo plazo de inversión condicionada, en caso de que conforme a lo dispuesto en el artículo 32 de la Ley Federal de Presupuesto y Responsabilidad Hacendaria, en el presente ejercicio fiscal surja la obligación de adquirir los bienes en los términos del contrato respectivo, el monto máximo de compromiso de inversión será aquél establecido en el Anexo 6, inciso E de este Decreto.

Las previsiones necesarias para cubrir las obligaciones de inversión física por concepto de amortizaciones y costo financiero de los proyectos de infraestructura productiva de largo plazo de inversión directa, que tienen efectos en el gasto del presente ejercicio en los términos de las disposiciones aplicables, se incluyen en el Anexo 6, inciso F de este Decreto. Dichas previsiones se especifican a nivel de flujo en el Tomo V de este Presupuesto de Egresos y reflejan los montos presupuestarios autorizados, así como un desglose por proyecto.

Los montos de cada uno de los proyectos a que se refiere este artículo se detallan en el Tomo V de este Presupuesto de Egresos.

En el último Informe Trimestral del ejercicio, adicionalmente se deberá incluir la información sobre los ingresos generados por cada uno de los proyectos de infraestructura productiva de largo plazo en



operación; los proyectos que están en construcción, su monto ejercido y comprometido; el monto pendiente de pago de los proyectos concluidos, y la fecha de entrega y de entrada en operación de los proyectos. Esta información se deberá publicar en la página de Internet de la Comisión Federal de Electricidad.

Artículo 27. Los proyectos aprobados en este Presupuesto de Egresos que no cuenten con registro en la cartera de inversión, se sujetarán a lo siguiente:

I. Las entidades federativas, previa acreditación de que cuentan con la liberación del derecho de vía, así como las autorizaciones que garanticen la ejecución inmediata del proyecto, podrán presentar dichos proyectos ante el órgano o la dependencia competente según el sector, quien los remitirá a la Secretaría en un plazo máximo de 15 días hábiles, a fin de tramitar su registro en la cartera de programas y proyectos de inversión.

En caso de que se requiera subsanar uno o varios de los requisitos señalados en el artículo 34 de la Ley Federal de Presupuesto y Responsabilidad Hacendaria, dicho órgano o dependencia deberá notificar a la entidad federativa solicitante, a más tardar dentro de los 10 días hábiles siguientes a la presentación de la solicitud.

En todo caso se considerará como fecha de entrega la recepción por el órgano o dependencia primeramente mencionados, siempre y cuando la solicitud reúna los requisitos señalados o, en su caso, haya sido completada;

II. La Secretaría estará obligada a dar respuesta a las solicitudes que se le remitan dentro de un plazo no mayor a 20 días hábiles, comunicando la asignación del número del registro o las razones técnicas por las cuales no es procedente el mismo o, en su caso, solicite se precise la información;

III. Una vez que dicho proyecto cuente con registro en la cartera de programas y proyectos de inversión, se podrán realizar los trámites conducentes para efectos de la suscripción del convenio de reasignación correspondiente en términos de las disposiciones aplicables, y

IV. Los recursos reasignados a la entidad federativa estarán sujetos al cumplimiento de la normatividad federal aplicable en materia de obras públicas y servicios relacionados con las mismas, y en las demás disposiciones aplicables.

CAPÍTULO VII
De la evaluación del desempeño

Artículo 28. La evaluación de los programas presupuestarios a cargo de las dependencias y entidades, derivados del sistema de planeación democrática del desarrollo nacional, se sujetará a lo establecido en la Ley Federal de Presupuesto y Responsabilidad Hacendaria, a los lineamientos emitidos por la Secretaría, la Función Pública y el Consejo Nacional de Evaluación de la Política de Desarrollo Social, y a las demás disposiciones aplicables, y se llevará a cabo en los términos del Programa Anual de Evaluación, que emitan, de manera conjunta, dichas instituciones.

Las dependencias y entidades responsables de los programas, deberán observar lo siguiente:

I. Actualizar las matrices de indicadores para resultados de los programas presupuestarios.

Los programas que determine la Secretaría tendrán una matriz de indicadores para resultados, en la cual estarán contenidos los objetivos, indicadores y metas de los mismos, así como su vinculación con

los objetivos derivados de los programas sectoriales y metas derivadas del Plan Nacional de Desarrollo 2013-2018. Para la actualización de las matrices, se deberá considerar, al menos lo siguiente:

a) Los avances y resultados obtenidos del monitoreo que se haga respecto del cumplimiento de las metas de los programas presupuestarios y de aquellas contenidas en los programas derivados del Plan Nacional de Desarrollo 2013-2018;

b) Las evaluaciones y otros ejercicios de análisis realizados conforme al programa anual de evaluación;

c) Las disposiciones emitidas en las Reglas de Operación para los programas presupuestarios sujetos a las mismas, y

d) Los criterios y recomendaciones que en su caso emitan la Secretaría, la Función Pública y el Consejo Nacional de Evaluación de la Política de Desarrollo Social, en los términos de las disposiciones aplicables.

Las metas de los indicadores de los programas presupuestarios, incluyendo las que correspondan a indicadores de los programas derivados del Plan Nacional de Desarrollo 2013 - 2018, deberán ser registradas en las Matrices de Indicadores para Resultados a más tardar el último día hábil de febrero de 2015 en los términos que para tal efecto establezca la Secretaría.

Las matrices de indicadores para resultados deberán considerar, en el caso de los programas que así lo requieran y sea factible, los enfoques transversales de equidad de género, juventud, discapacidad, y etnicidad.

Las dependencias y entidades deberán incorporar las recomendaciones de mejora a sus matrices de indicadores para resultados y hacerlas públicas en su página de Internet.

Las dependencias y entidades que tengan a su cargo programas con beneficiarios, deberán relacionarlos a un listado o padrón. A más tardar el 31 enero, las dependencias y entidades deberán remitir a la Función Pública una relación de esos programas y señalar para cada uno de ellos los casos en los que por razón de su naturaleza, tipo de beneficiarios, zonas geográficas atendidas, normatividad aplicable o cualquier otro criterio, éstos resulten excluyentes respecto a otros programas federales.

Las dependencias y entidades llevarán a cabo las confrontas de los padrones o listados de los programas a su cargo con el propósito de identificar, si las hubiere, las concurrencias y/o duplicidades de beneficiarios o derechohabientes y señalar si, en su caso, existe improcedencia legal de la concurrencia o duplicidad de los registros. La Función Pública podrá realizar la confronta de los padrones o listas de beneficiarios para identificar concurrencias y/o duplicidades entre programas de distintas dependencias y entidades.

Las dependencias y entidades deberán informar los resultados de la identificación de las concurrencias y/o duplicidades, así como de las acciones de depuración de los padrones de beneficiarios de sus programas a la Secretaría, y a la Función Pública a más tardar el 15 de noviembre, conforme al procedimiento que establezca el Manual de Operación del Sistema Integral de Información de Padrones de Programas Gubernamentales. Dicha información será publicada por las dependencias, entidades y la Función Pública en sus respectivas páginas de Internet.

Los resultados de los procesos de depuración, mejora o actualización de los padrones o listados serán tomados en cuenta por las dependencias y entidades para adecuar las reglas de operación de los programas correspondientes;



II. El seguimiento a los avances en las metas de los indicadores se reportará en los sistemas que disponga la Secretaría, y se utilizará en las evaluaciones que se realicen;

III. La evaluación externa se realizará de acuerdo con lo establecido en el programa anual de evaluación y presentará los resultados de las evaluaciones de acuerdo con los plazos previstos en dicho programa, a la Cámara de Diputados, a la Auditoría, a la Secretaría, a la Función Pública y al Consejo Nacional de Evaluación de la Política de Desarrollo Social, de conformidad con las disposiciones aplicables.

Las dependencias y entidades deberán entregar los resultados de las evaluaciones de tipo complementarias a las que haga referencia el programa anual de evaluación y los Lineamientos generales para la evaluación de los programas federales de la Administración Pública Federal, a más tardar 30 días posteriores a su realización, a la Cámara de Diputados, a la Auditoría, a la Secretaría, a la Función Pública y al Consejo Nacional de Evaluación de la Política de Desarrollo Social, de conformidad con las disposiciones aplicables.

Las dependencias y entidades deberán continuar y, en su caso, concluir con lo establecido en los programas anuales de evaluación de años anteriores, así como ejecutar lo relacionado con las evaluaciones para 2015;

IV. Elaborar un programa de trabajo para dar seguimiento a los principales resultados de las evaluaciones con que cuenten e integrar los aspectos que sean susceptibles de mejora en el diseño de las políticas públicas y de los programas correspondientes.

Los compromisos se formalizarán mediante instrumentos específicos, se reportarán los avances y resultados que se alcancen mediante el sistema de evaluación del desempeño y se publicarán en los términos de las disposiciones aplicables.

La información que se haya obtenido del seguimiento a los compromisos de mejora y de las evaluaciones, correspondiente a los ejercicios fiscales 2007 a 2014, se tomará en cuenta, según corresponda, como parte de un proceso gradual y progresivo, durante 2015 y para los procesos presupuestarios subsecuentes;

V. Cubrir el costo de las evaluaciones de los programas operados o coordinados por ellas con cargo a su presupuesto y conforme al mecanismo de pago que se determine. Las evaluaciones deberán realizarse por instituciones académicas y de investigación, personas físicas o morales especializadas en la materia u organismos especializados, de carácter nacional o internacional, que cuenten con reconocimiento y experiencia en las respectivas materias de los programas en los términos de las disposiciones aplicables. Asimismo, podrán realizar contrataciones para que las evaluaciones a que se refiere este artículo abarquen varios ejercicios fiscales, en los términos de la Ley Federal de Presupuesto y Responsabilidad Hacendaria.

La contratación, operación y supervisión de la evaluación externa, objetiva, imparcial, transparente e independiente, al interior de cada dependencia y entidad, se deberá realizar por una unidad administrativa ajena a la operación del programa a evaluar y al ejercicio de los recursos presupuestarios, en los términos de las disposiciones aplicables.

El total de las erogaciones que se lleven a cabo para realizar las diferentes etapas de las evaluaciones se deberá registrar de manera específica para su plena transparencia y rendición de cuentas;

VI. Publicar y dar transparencia a las evaluaciones, en los términos de las disposiciones aplicables.



Las dependencias y entidades deberán reportar el avance en el cumplimiento de las metas de los programas establecidas en las matrices de indicadores para resultados de cada programa, los resultados de las evaluaciones y el grado de cumplimiento de los aspectos que sean susceptibles de mejora derivados de las mismas, en los Informes Trimestrales que corresponda, de conformidad con las disposiciones de la Secretaría y del Consejo Nacional de Evaluación de la Política de Desarrollo Social.

Dicha información será publicada en las respectivas páginas de Internet de las dependencias y entidades.

Por su parte, la Secretaría integrará la información relativa al avance de cumplimiento de metas, a los resultados de las evaluaciones y al seguimiento a los aspectos que sean susceptibles de mejora. Asimismo, las dependencias y entidades publicarán dicha información en su página de Internet y la integrarán a los informes correspondientes en términos de las disposiciones aplicables.

La Secretaría deberá publicar trimestralmente en Internet los avances en el cumplimiento de los aspectos que sean susceptibles de mejora que se deriven de las evaluaciones externas contempladas en los programas anuales de evaluación. Para tal efecto, la Función Pública y el Consejo Nacional para la Evaluación de la Política de Desarrollo Social, en el ámbito de sus respectivas competencias, remitirán a la Secretaría la información derivada de las evaluaciones que hayan coordinado dentro de los 15 días naturales siguientes al término del trimestre que se informa, en la forma que para tal efecto determine la Secretaría.

La Secretaría, la Función Pública y el Consejo Nacional de Evaluación de la Política de Desarrollo Social, establecerán los modelos de términos de referencia y demás elementos particulares que se requieran para las evaluaciones y coordinarán el proceso correspondiente, de conformidad con las disposiciones aplicables y sus competencias respectivas;

VII. La Cámara de Diputados, a través de las comisiones legislativas, la Auditoría y los centros de estudios correspondientes que lo soliciten, en los términos previstos en las disposiciones aplicables, tendrán acceso a la información relativa a la matriz de indicadores para resultados de los programas, al seguimiento del avance de cumplimiento de las metas de los indicadores de los programas, y a las evaluaciones realizadas, misma que será pública y estará disponible en las respectivas páginas de Internet de las entidades o dependencias correspondientes.

La Secretaría definirá los criterios específicos a seguir al respecto y proporcionará capacitación y asistencia técnica para que las instancias de la Cámara de Diputados que lo soliciten puedan llevar a cabo directamente la operación de las consultas y la generación de los reportes que requieran, con base en la información disponible en el sistema correspondiente;

VIII. La Secretaría podrá apoyar a las entidades federativas y, por conducto de éstas, a los municipios, en materia de planeación, programación, presupuesto, contabilidad y sistemas, así como para instrumentar la evaluación del desempeño, de conformidad con los artículos 134 de la Constitución Política de los Estados Unidos Mexicanos, 85 y 110 de la Ley Federal de Presupuesto y Responsabilidad Hacendaria, 49 de la Ley de Coordinación Fiscal y 80 de la Ley General de Contabilidad Gubernamental;

IX. Implantar mecanismos para innovar y modernizar el funcionamiento organizacional y el proceso de presupuesto y gasto público, con el objeto de que la información obtenida del seguimiento del cumplimiento de las metas de los indicadores de los programas, de las evaluaciones realizadas a los programas, y del seguimiento a los resultados de éstas, se utilice gradualmente en las decisiones presupuestarias y en la gestión de los programas. Lo anterior será coordinado por la Secretaría;

X. Capacitar y coadyuvar a la especialización de los servidores públicos involucrados en las funciones de planeación, evaluación, coordinación de las políticas y programas, así como de programación y

presupuesto, para impulsar una mayor calidad del gasto público con base en el presupuesto basado en resultados y la evaluación del desempeño;

XI. Publicar en los portales de Internet de cada dependencia o entidad, para dar transparencia, a todas las evaluaciones, estudios y encuestas, que con cargo a recursos fiscales hagan las dependencias y entidades, aun cuando no sean parte del programa anual de evaluación, y

XII. Las entidades federativas, municipios y demarcaciones territoriales del Distrito Federal, a más tardar a los 20 días naturales posteriores al término del segundo trimestre de 2015, deberán enviar, en los términos que establezca la Secretaría y mediante el sistema al que hace referencia el artículo 85 de la Ley Federal de Presupuesto y Responsabilidad Hacendaria, informes definitivos sobre el ejercicio, destino, resultados y, en su caso, reintegros, de los recursos federales que les fueron transferidos durante 2014. Lo anterior, sin perjuicio de la información que deben reportar al finalizar cada trimestre de 2015.

La Secretaría deberá incluir en el segundo Informe Trimestral la información definitiva anual a que hace referencia el párrafo anterior.

Las entidades federativas, municipios y demarcaciones territoriales del Distrito Federal serán responsables de la información de su competencia que se entregue a la Secretaría, incluyendo su veracidad y calidad.

TÍTULO CUARTO
DE LA OPERACIÓN DE LOS PROGRAMAS

CAPÍTULO I
Disposiciones Generales

Artículo 29. Los programas que deberán sujetarse a reglas de operación son aquéllos señalados en el Anexo 25 de este Decreto. El Ejecutivo Federal por conducto de la Secretaría, podrá incluir otros programas que, por razones de su impacto social, deban sujetarse a reglas de operación:

I. Las reglas de operación de los programas federales deberán sujetarse a los siguientes criterios generales:

a) Deberán ser simples, precisas y de fácil acceso para los beneficiarios;

b) Se procurará que la ejecución de las acciones correspondientes a los programas federales que por su naturaleza así lo permitan, sea desarrollada por los órdenes de gobierno más cercanos a la población, debiendo reducir al mínimo indispensable los gastos administrativos y de operación del programa respectivo; los gobiernos municipales deberán llevar un registro de beneficiarios y realizar el seguimiento para verificar la efectividad y coadyuvar en la evaluación de las acciones;

c) Se deberán tomar en cuenta las características de las diferentes regiones socioeconómicas del país;

d) Se deberán considerar las características sociales, económicas y culturales de la población objetivo;

e) Preverán que las aportaciones acordadas se realicen oportunamente y sean ejercidas de inmediato;

f) Se promoverá una calendarización eficiente para el ejercicio de los recursos federales respectivos;

g) Se asegurará la transparencia en la distribución, aplicación y comprobación de recursos;

h) Se promoverán los principios de igualdad, no discriminación, interés superior de la niñez, integridad, integración familiar, igualdad de género, libre determinación de las comunidades indígenas, protección al medio ambiente, protección a la vida, salud e integridad de las personas, según corresponda, así como transparencia y acceso a la información, y eficiencia y eficacia de los recursos públicos, y

i) Articular las políticas públicas en materia de promoción y fomento al turismo, con la participación que corresponda a la dependencia coordinadora de sector;

II. La Cámara de Diputados, a través de la comisión ordinaria que en razón de su competencia corresponda, emitirá opinión sobre las reglas de operación publicadas por el Ejecutivo Federal en los términos del artículo 77 de la Ley Federal de Presupuesto y Responsabilidad Hacendaria. Dicha opinión deberá fundarse y motivarse conforme a los criterios a que se refiere el último párrafo de dicho artículo.

En caso de que las comisiones ordinarias de la Cámara de Diputados no emitan su opinión a más tardar el 31 de marzo, se entenderá como opinión favorable.

El Ejecutivo Federal, por conducto de la dependencia a cargo del programa sujeto a reglas de operación correspondiente, dará respuesta a la Cámara de Diputados en un plazo que no excederá de 30 días naturales posteriores a la recepción de la opinión respectiva, realizando las adecuaciones que procedan, y

III. Las dependencias y entidades que tengan a su cargo dichos programas deberán observar las siguientes disposiciones para fomentar la transparencia de los mismos:

a) La papelería y documentación oficial para los programas deberán incluir la siguiente leyenda: "Este programa es público, ajeno a cualquier partido político. Queda prohibido el uso para fines distintos a los establecidos en el programa".

Todo el gasto en comunicación social relacionado con la publicidad que se adquiera para estos programas, por parte de las dependencias y entidades, así como aquél relacionado con los recursos presupuestarios federales que se transfieran a las entidades federativas, municipios y las demarcaciones territoriales del Distrito Federal, que se aplique a través de anuncios en medios electrónicos, impresos, complementarios o de cualquier otra índole, deberá señalar que se realiza con los recursos federales aprobados en este Presupuesto y restringirse a lo establecido en el artículo 17 de este Decreto;

b) En el caso de programas que no cuenten con padrón de beneficiarios deberán manejarse invariablemente mediante convocatoria abierta y, en ningún caso, se podrá etiquetar o predeterminar de manera específica recursos a determinadas personas físicas o morales u otorgarles preferencias o ventajas sobre el resto de la población objetivo;

c) Poner a disposición del público en general un medio de contacto directo, en el cual se proporcione asesoría sobre el llenado de los formatos y sobre el cumplimiento de los requisitos y trámite que deben observarse para obtener los recursos o los beneficios de los programas, y

d) Las reglas de operación, los formatos, las solicitudes y demás requisitos que se establezcan para obtener los recursos o los beneficios de los programas; los indicadores de desempeño de los programas, y los medios de contacto de las unidades responsables de los mismos deberán estar disponibles en las páginas de Internet de las dependencias y entidades.

De igual manera, queda estrictamente prohibida la utilización de los programas de apoyo para promover o inducir la afiliación de la población objetivo a determinadas asociaciones o personas morales.

Artículo 30. Las dependencias y entidades que tengan a su cargo programas sujetos a reglas de operación deberán observar las siguientes disposiciones para asegurar la aplicación eficiente, eficaz, oportuna y equitativa de los recursos públicos asignados a los mismos:

I. Publicar en sus páginas de Internet los plazos de respuesta a las solicitudes que reciban. Los rechazos deberán estar fundados y motivados;

II. Tratándose de facultades concurrentes, cuando el Ejecutivo Federal por conducto de la dependencia competente y las entidades federativas decidan suscribir convenios de coordinación en términos de la Ley de Planeación, éstos deberán celebrarse a más tardar en el mes de febrero, en condiciones de oportunidad y certeza para beneficio de la población objetivo. Dichos convenios especificarán como mínimo: los programas a que se refieren, las zonas dentro de la respectiva entidad federativa a que se destinarán los recursos, las aportaciones monetarias de cada parte y su calendarización.

El Gobierno Federal y los gobiernos estatales, previa opinión de los Comités de Planeación para el Desarrollo o su equivalente, y dentro del marco del Convenio de Coordinación respectivo, decidirán a qué orden de gobierno corresponde la ejecución de los programas de acuerdo a la naturaleza de cada uno de ellos y a las características de las zonas donde se van a aplicar los programas, para lograr el mejor desarrollo e impacto social de los mismos;

III. Brindar asesoría a los municipios para la integración de los expedientes técnicos que, en su caso, requiera el programa, especialmente a los que se encuentran en condiciones de muy alta y alta marginación, y

IV. Incluir, en los términos y plazos que disponga la Secretaría, la información sobre la cobertura de su población potencial, población objetivo y población atendida.

CAPÍTULO II
De los criterios específicos para la operación de los programas

Artículo 31. Los programas de subsidios del Ramo Administrativo 20 Desarrollo Social se destinarán, en las entidades federativas, en los términos de las disposiciones aplicables, exclusivamente a la población en condiciones de pobreza, de vulnerabilidad, rezago y de marginación, de acuerdo con los criterios de resultados que defina el Consejo Nacional de Población y a las evaluaciones del Consejo Nacional de Evaluación de la Política de Desarrollo Social, en los programas que resulte aplicable y la Declaratoria de Zonas de Atención Prioritaria formulada por la Cámara de Diputados, mediante acciones que promuevan la superación de la pobreza a través de la educación, la salud, la alimentación, la generación de empleo e ingreso, autoempleo y capacitación; protección social y programas asistenciales; y el fomento del sector social de la economía; conforme lo establece el artículo 14 de la Ley General de Desarrollo Social, y tomando en consideración los criterios que propongan las entidades federativas.

Para estos fines, el Ramo Administrativo 20 Desarrollo Social considera los programas establecidos en el Anexo 25 para dicho ramo.

En los términos de los convenios de coordinación suscritos entre el Ejecutivo Federal, a través de la Secretaría de Desarrollo Social, y los gobiernos de las entidades federativas se impulsará el trabajo



corresponsable en materia de superación de pobreza, vulnerabilidad, rezago y marginación y se promoverá el desarrollo humano, familiar, comunitario y productivo.

Este instrumento promoverá que las acciones y recursos dirigidos a la población en situación de pobreza se efectúen en un marco de coordinación de esfuerzos, manteniendo en todo momento el respeto a los órdenes de gobierno, así como el fortalecimiento del respectivo Comité de Planeación para el Desarrollo Estatal.

Derivado de este instrumento se suscribirán acuerdos y convenios específicos y anexos de ejecución en los que se establecerán: la distribución de los recursos de cada programa o región de acuerdo con sus condiciones de rezago, marginación y pobreza, indicando en lo posible la asignación correspondiente a cada municipio; las atribuciones y responsabilidades de la Federación, las entidades federativas y municipios, y las asignaciones presupuestarias de los órdenes de gobierno en que concurran en sujeción a los programas concertados.

Los convenios a que se refiere este artículo, deberán ser publicados en el Diario Oficial de la Federación y en el correspondiente medio oficial de difusión de la entidad federativa que corresponda, dentro de los 15 días hábiles siguientes a la fecha en que queden íntegramente suscritos.

A efecto de fortalecer la formulación, ejecución e instrumentación de programas, acciones e inversiones en materia de desarrollo social, se promoverá la celebración de convenios, acuerdos o bases de coordinación interinstitucional entre las dependencias y entidades.

Cuando la Secretaría, la Función Pública o la Secretaría de Desarrollo Social, en el ámbito de sus respectivas competencias, detecten faltas de comprobación, desviaciones, incumplimiento a los convenios o acuerdos, o incumplimiento en la entrega oportuna de la información relativa a avances y metas alcanzadas, la Secretaría de Desarrollo Social, después de escuchar la opinión del gobierno de las entidades federativas, podrá suspender la radicación de los recursos federales e inclusive solicitar su reintegro, sin perjuicio de lo establecido en las disposiciones aplicables.

Para el control de los recursos que se asignen a las entidades federativas, el Ejecutivo Federal convendrá con los gobiernos respectivos, los programas o las actividades que permitan garantizar el cumplimiento de las disposiciones aplicables.

Los ejecutores de los programas deberán informar trimestralmente a las entidades federativas y a la Secretaría de Desarrollo Social los avances de ejecución físicos y financieros.

Por lo que se refiere al Programa de Abasto Social de Leche, a cargo de Liconsa, S.A. de C.V., la Secretaría de Desarrollo Social hará del conocimiento público los nombres de los proveedores de leche de Liconsa, S.A. de C.V., en términos de la Ley Federal de Transparencia y Acceso a la Información Pública Gubernamental.

Artículo 32. Las reglas de operación de PROSPERA Programa de Inclusión Social para el ejercicio fiscal 2015, deberán considerar lo siguiente:

I. Su objeto será articular y coordinar la oferta institucional de programas y acciones de política social, incluyendo aquellas relacionadas con el fomento productivo, generación de ingresos, bienestar económico, inclusión financiera y laboral, educación, alimentación y salud, dirigida a la población que se encuentre en situación de pobreza extrema, bajo esquemas de corresponsabilidad;

II. Los criterios para la inclusión de localidades en el medio rural y urbano. Las entidades federativas, en atención a los recursos de las mismas destinados a los componentes de salud y educación, podrán

opinar, a través de los comités técnicos estatales, sobre dichos criterios, debiendo la Secretaría de Desarrollo Social, dar respuesta a dichas opiniones, en su caso, en un plazo no mayor de 30 días.

A más tardar el último día hábil del mes de febrero de 2015, la Secretaría de Desarrollo Social informará a la Cámara de Diputados, la cobertura de atención de familias beneficiarias.

La Coordinación Nacional del programa entregará a la Cámara de Diputados, el padrón de beneficiarios, el cual deberá permitir su identificación y para ello deberá contener, cuando menos, los nombres de quienes sean atendidos por el programa, así como su localidad, municipio y entidad federativa de residencia, en los términos de la Ley Federal de Transparencia y Acceso a la Información Pública Gubernamental y demás normatividad aplicable. Los integrantes de la Cámara de Diputados serán responsables de su uso y deberán observar en lo conducente, en términos de ley, la protección de los datos personales. La Coordinación Nacional del programa deberá actualizarlo semestralmente;

III. La metodología de focalización para la identificación, inclusión y recertificación de las familias en el programa será única para todo el país, pudiendo diferenciar entre zonas rurales y urbanas. Esta metodología deberá considerar el levantamiento de cédulas individuales de información socioeconómica a las familias;

IV. Los criterios para atender la demanda de incorporación de familias tanto en localidades aún no atendidas como en localidades ya atendidas a través de un proceso de densificación. Este programa no deberá duplicar apoyos y debe limitarse a atender a la población en pobreza en los términos de la Ley General de Desarrollo Social;

V. Las condiciones y mecanismos para otorgar el incentivo para la conclusión de la educación media superior, denominado Jóvenes PROSPERA.

Los integrantes de hogares del padrón de beneficiarios del Programa tendrán prioridad para ser beneficiarios de becas para la educación media superior y superior del Programa Nacional de Becas, de conformidad con lo establecido para tales efectos por la Secretaría de Educación Pública en las reglas de operación correspondientes;

VI. Las acciones de mejora que permitan fortalecer su funcionamiento;

VII. El esquema de operación que incluya las condiciones de la prestación de los servicios de salud y educación básica y media superior para la población beneficiaria; la producción y distribución de los suplementos alimenticios; los criterios para certificar la asistencia a estos servicios de los miembros de la familia, los montos, mecanismos y medios para la entrega de los apoyos y su periodicidad;

VIII. Los criterios para certificar el cumplimiento de las obligaciones a cargo de los beneficiarios;

IX. La definición de responsabilidades de cada una de las dependencias involucradas en el programa para la certificación del cumplimiento de asistencia de las familias beneficiarias, tanto en el componente de salud, como en el de educación y la entrega de los apoyos a nivel central y en las entidades federativas, así como para la ampliación y la elevación de la calidad de los servicios.

El cumplimiento de asistencia a unidades de salud y a planteles educativos, debidamente registrada, será indispensable para el otorgamiento de los respectivos apoyos. La entrega de los respectivos apoyos no podrá condicionarse al cumplimiento de otros requisitos o contraprestaciones, por lo que las reglas de operación deberán contemplar mecanismos para que se detecte y corrija la presencia de requerimientos adicionales;



X. Los criterios de recertificación para las familias y los criterios y mecanismos para la verificación permanente de las condiciones socioeconómicas de las familias beneficiarias, así como para atender el incremento demográfico en las localidades, y para la sustitución de bajas del padrón por incumplimiento de corresponsabilidades;

XI. Los mecanismos para promover alternativas dentro del sistema financiero para la entrega de los apoyos con oportunidad, promoviendo la inclusión financiera de la población objetivo;

XII. Los mecanismos para asegurar la complementariedad de acciones con otros programas; para aprovechar la información y el padrón del programa para focalizar otros subsidios complementarios y no duplicarlos, y para definir la transición de beneficiarios de otros programas federales que otorgan subsidios con el mismo objetivo de evitar duplicidad;

XIII. En su caso, las propuestas que hubiesen sido presentadas y aprobadas por el Comité Técnico de la Coordinación Nacional, y

XIV. Se podrán otorgar apoyos a los adultos mayores que formen parte de hogares beneficiarios, incluyendo las condiciones, los montos, procedimientos y la corresponsabilidad en salud adecuada a su condición.

El presupuesto de PROSPERA Programa de Inclusión Social se distribuye conforme a lo señalado en el Anexo 27 de este Decreto. Los recursos de PROSPERA Programa de Inclusión Social no podrán ser transferidos a otros programas. Podrán realizarse traspasos no regularizables en las asignaciones del programa entre las secretarías de Desarrollo Social, de Educación Pública y de Salud, en los términos de las disposiciones aplicables. De lo anterior, se informará trimestralmente a la Cámara de Diputados.

El presupuesto para el componente de salud se ejercerá con base en una cuota igual por familia atendida, multiplicada por el padrón activo correspondiente, pudiendo ser ajustada, sin rebasar el presupuesto regularizable del programa, en función de los servicios efectivamente prestados y la calidad provista en los mismos y será entregado a los proveedores de los servicios de salud, tanto de los servicios estatales de salud como del IMSS-PROSPERA y del IMSS-Régimen Ordinario u otros que puedan resultar necesarios para cumplir con los objetivos del programa.

Las secretarías de Desarrollo Social, de Educación Pública y de Salud presentarán a la Cámara de Diputados a más tardar en abril de 2015, un informe sobre la contratación del proveedor encargado de entregar los apoyos a los beneficiarios en donde no exista infraestructura para realizar el pago directo a través de transferencia electrónica.

Artículo 33. Los programas de garantías, de reducción de costo de financiamiento, de capital de riesgo y cualquier otro esquema que promueva el acceso al financiamiento que las dependencias y entidades apoyen con recursos presupuestarios, deberán ser implementados exclusivamente por conducto de la banca de desarrollo, de Financiera Nacional de Desarrollo Agropecuario, Rural, Forestal y Pesquero y/o de fideicomisos públicos de fomento del Gobierno Federal. Dichas dependencias y entidades podrán establecer convenios de colaboración con las agencias de desarrollo y entidades de fomento de los gobiernos de las entidades federativas, así como con los intermediarios financieros para la implementación de los programas.

Con el fin de fortalecer los principios de eficiencia y transparencia en el uso de los recursos públicos otorgados al amparo de los esquemas de manejo de riesgos en el sector agropecuario, la Agencia de Servicios a la Comercialización y Desarrollo de Mercados Agropecuarios (ASERCA) deberá establecer una base de datos única de los beneficiarios de los programas correspondientes.

Dicha base de datos deberá contener información para identificar a los beneficiarios de los esquemas antes referidos, así como los detalles sobre cada operación realizada, incluyendo al menos la siguiente información: toneladas cubiertas, precio de ejercicio, costo de la prima, comisiones de corretaje, y nombre del corredor.

La Secretaría tendrá en todo momento acceso a la referida base de datos.

Asimismo, a fin de evitar duplicidades de beneficiarios y operaciones, ASERCA deberá dar pleno acceso, vía remota y en tiempo real, a la Financiera Nacional de Desarrollo Agropecuario, Rural, Forestal y Pesquero, a los Fideicomisos Instituidos en Relación con la Agricultura (FIRA) y a AGROASEMEX, a la referida base de datos para realizar las consultas correspondientes.

Se entenderá que los beneficiarios incluidos en la base de datos única de esquemas de manejo de riesgos en el sector agropecuario serán elegibles para recibir los mismos apoyos a coberturas e incentivos a la comercialización que los beneficiarios dados de alta por ASERCA en la misma, observando las disposiciones aplicables a dichos esquemas y aquellas destinadas a evitar duplicidad de subsidios.

El total de los recursos presupuestarios de ASERCA que se encuentren destinados a apoyos a coberturas y esquemas de administración de riesgos, también podrán ser solicitados y otorgados a través de las ventanillas de FIRA, Financiera Nacional de Desarrollo Agropecuario, Rural, Forestal y Pesquero, y AGROASEMEX, debiéndose ejercer en el orden en el que sean tramitadas las solicitudes correspondientes.

De los recursos aprobados en este presupuesto para el programa del Fondo Nacional Emprendedor se destinará al menos el 36 por ciento a través del Fideicomiso México Emprende a programas de garantía operados por la banca de desarrollo, en un plazo no mayor a 45 días a partir de la entrada en vigor del presente Decreto, siempre que exista disponibilidad presupuestaria.

Adicionalmente, hasta el 10 por ciento de los recursos aprobados en este Presupuesto para el programa del Fondo Nacional Emprendedor, se destinará a programas que otorguen créditos subordinados operados por las instituciones señaladas en el primer párrafo de este artículo, a través del Fideicomiso México Emprende, siempre que exista disponibilidad presupuestaria.

De los recursos aprobados en este presupuesto para el Programa de Productividad y Competitividad Agroalimentaria, en sus componentes Acceso al Financiamiento Productivo y Competitivo, Productividad Agroalimentaria y Desarrollo Productivo Sur Sureste, a cargo de la Secretaría de Agricultura, Ganadería, Desarrollo Rural, Pesca y Alimentación, al menos el 45 por ciento, 15 por ciento y 20 por ciento, respectivamente, se destinarán a promover el acceso al financiamiento en el sector rural en condiciones más competitivas, y se transferirán a la Financiera Nacional de Desarrollo Agropecuario, Rural, Forestal y Pesquero, en un plazo no mayor a 45 días a partir de la entrada en vigor del presente Decreto.

Artículo 34. En el Anexo 11 de este Decreto se prevé la asignación de recursos para fortalecer el patrimonio de Financiera Nacional de Desarrollo Agropecuario, Rural, Forestal y Pesquero, del Fondo de Capitalización e Inversión del Sector Rural (FOCIR) y del Fondo Especial de Asistencia Técnica y Garantía para Créditos Agropecuarios (FEGA).

Artículo 35. El Programa Especial Concurrente para el Desarrollo Rural Sustentable se sujetará a los siguientes lineamientos para la distribución del gasto aprobado en este Presupuesto:

I. Deberá abarcar políticas públicas orientadas a incrementar la producción, la productividad y la competitividad agroalimentaria y pesquera del país, a la generación del empleo rural y para las actividades pesqueras y acuícolas, a promover en la población campesina y de la pesca el bienestar, así



como su incorporación al desarrollo nacional, dando prioridad a las zonas de alta y muy alta marginación y a poblaciones indígenas.

El presupuesto para el campo procurará fomentar el abasto de alimentos y productos básicos y estratégicos a la población, promoviendo su acceso a los grupos sociales menos favorecidos y dando prioridad a la producción nacional, a que se refiere el artículo 178 de la Ley de Desarrollo Rural Sustentable.

El presupuesto dirigido al campo deberá tener las siguientes características:

a) Que permita la complementariedad de acciones con las demás dependencias y entidades de la Administración Pública Federal;

b) Que permita el desarrollo de proyectos productivos por etapas, y

c) Que se oriente prioritariamente hacia las pequeñas unidades de producción;

II. Los ramos administrativos que participan en el Programa Especial Concurrente para el Desarrollo Rural Sustentable continuarán con el sistema de rendición de cuentas sobre el destino de los recursos fiscales de los programas concurrentes, el cual incorpora los siguientes elementos: región geográfica, entidad federativa, municipio y localidad, actividad productiva, eslabón de la cadena de valor, concepto de apoyo, monto fiscal y fecha de otorgamiento, y la estratificación correspondiente;

III. Establecer como prioridades, entre otras, las siguientes:

a) Incrementar la productividad, la inocuidad y el ingreso de los productores, apoyar en el combate a la pobreza, contribuyendo con la agricultura de autoconsumo a las familias pobres que habitan principalmente en las zonas rurales;

b) Se procurará que los recursos destinados a competitividad, se orienten principalmente a las pequeñas unidades de producción, que se dedican a las ramas productivas básicas, a que se refiere el artículo 179 de la Ley de Desarrollo Rural Sustentable y otros productos básicos y estratégicos.

Dichos recursos se direccionarán una vez que se cuente con la estratificación de zonas y regiones productivas del país dando prioridad a las pequeñas unidades de producción;

c) Apoyar a los productores para que apliquen las innovaciones y desarrollos tecnológicos disponibles y fortalezcan su vinculación con los centros de investigación, así como la transferencia de tecnología del país, mediante servicios de extensionismo que aseguren la incorporación del pequeño productor a las innovaciones tecnológicas que redunden en la mejora de la productividad;

d) Ampliar la oferta de bienes y servicios públicos, particularmente en materia de infraestructura, investigación y desarrollo, capacitación, extensionismo rural e información;

e) Contribuir a adaptar las actividades agropecuarias, acuícolas y pesqueras mediante acciones para prevenir, mitigar y atender los impactos del fenómeno del cambio climático, así como la oportuna prevención, administración y atención a riesgos climáticos, sanitarios y de mercado, considerando los potenciales productivos de cada región;

f) Contribuir a la sustentabilidad de las actividades agropecuarias, pesqueras y acuícolas en lo referente al aprovechamiento responsable del agua y la tierra, y



g) Contribuir a la sustentabilidad de las actividades agropecuarias, pesqueras y acuícolas en lo referente a los recursos genéticos;

IV. Coadyuvar al impulso de los mercados y a perfeccionar la información disponible para el sector;

V. Propiciar la competitividad de las ramas productivas básicas, a que se refiere el artículo 179 de la Ley de Desarrollo Rural Sustentable, así como estrategias especiales para otros sistemas producto de alto impacto social;

VI. Coadyuvar al impulso de la producción primaria, de los productos básicos y estratégicos señalados en la Ley de Desarrollo Rural Sustentable, entre otros, para el aprovisionamiento de insumos básicos y apoyo a paquetes tecnológicos;

VII. Apoyar a las entidades federativas con recursos presupuestarios para la ejecución de proyectos productivos y/o estratégicos de impacto estatal o regional, de acuerdo a las prioridades y planteamientos que defina el Consejo Estatal para el Desarrollo Rural Sustentable, conforme a lo siguiente:

a) Depositarlos en los Fideicomisos de Fomento Agropecuario del Estado (FOFAE), en los términos de los convenios de coordinación y las reglas de operación. Las ministraciones que se acuerden no rebasen al periodo marzo a septiembre, en el entendido de que una vez depositada la primera aportación, para que el Gobierno Federal pueda depositar la segunda y subsecuentes, los Fideicomisos de Fomento Agropecuario del Estado (FOFAE) deben haber ejercido y pagado al menos el 70 por ciento de las aportaciones.

La Secretaría de Agricultura, Ganadería, Desarrollo Rural, Pesca y Alimentación, deberá reportar trimestralmente en su página de Internet, el avance de los recursos ejercidos y pagados por los fideicomisos antes mencionados, así como los saldos de los mismos.

Las entidades federativas podrán solicitar a la Secretaría de Agricultura, Ganadería, Desarrollo Rural, Pesca y Alimentación, adecuaciones entre programas de ejecución a cargo de éstas, siempre y cuando se hayan cumplido las metas establecidas en los convenios respectivos, y permitan un mejor cumplimiento de los objetivos y metas de los programas en su conjunto, en el marco de las disposiciones aplicables;

b) Que las entidades federativas sean las responsables de la oportuna ejecución de los recursos, administrados por los Fideicomisos de Fomento Agropecuario del Estado (FOFAE), constituidos de manera paritaria para este fin. Los apoyos se entregarán a los beneficiarios de acuerdo a la disponibilidad de los recursos del fondo independientemente de su origen mediante el pago electrónico a los beneficiarios;

c) El porcentaje máximo de apoyo sea de hasta el 50 por ciento del costo total del proyecto, con excepción de los apoyos dirigidos a productores de bajos ingresos preferentemente en zonas y localidades de alta y muy alta marginación que serán conforme se establezca en las reglas de operación. En ambos casos el trámite se hará gratuito y sin costo alguno para los beneficiarios;

d) En el caso de los subsidios a energéticos como energía eléctrica, diésel agropecuario, marino y gasolina ribereña, se beneficiará preferentemente a los productores de bajos recursos ubicados en zonas de alta y muy alta marginación de acuerdo a lo señalado en la Ley de Desarrollo Rural Sustentable. Asimismo, la Secretaría de Agricultura, Ganadería, Desarrollo Rural, Pesca y Alimentación deberá integrar un listado de beneficiarios, y

e) Implementar acciones y programas de reconversión orientados al desarrollo de mercados regionales, que permitan la reducción de costos, mediante mejoras en las prácticas para la producción y en su caso mediante incentivos orientados a este propósito;

VIII. Impulsar la producción y productividad en el sector mediante el fomento de proyectos integrales que consideren la tecnificación del riego y el uso de insumos (semillas, fertilizantes, biofertilizantes y prácticas agrícolas sustentables, entre otros);

IX. Promover el desarrollo regional mediante el desarrollo de clústeres agroalimentarios y agroparques que vinculen a los productores con las cadenas de valor y propicien la generación de economías de escala, incrementen la productividad y competitividad, así como un desarrollo equilibrado en las regiones norte, centro y sur-sureste del país;

X. Los recursos destinados a fortalecer el medio ambiente buscarán que se beneficie prioritariamente a los territorios ejidales, comunales y privados de los pequeños productores;

XI. Se fortalecerán las obras de tecnificación de riego para aumentar la producción y productividad, dando prioridad a las pequeñas unidades de producción;

XII. Las autoridades fiscales pondrán a disposición de las dependencias y entidades encargadas del otorgamiento de subsidios y estímulos, herramientas tecnológicas que permitan la consulta sobre el cumplimiento de la obligación contenida dentro del artículo 32-D del Código Fiscal de la Federación, y para tal efecto emitirán las disposiciones correspondientes en el primer trimestre de 2015. En las Reglas de Operación de los Programas Federales del Ramo 08 de Secretaría de Agricultura, Ganadería, Desarrollo Rural, Pesca y Alimentación, se deberá establecer que la consulta referida, la hará directamente ésta última dependencia y no el beneficiario;

XIII. Para el caso del Programa Integral de Desarrollo Rural, el componente de agricultura familiar, periurbana y de traspatio será destinado prioritariamente para apoyar a productores de huertos familiares de hasta 1 hectárea, y

XIV. Los incentivos al proceso de comercialización de los productos agropecuarios y pesqueros, buscarán impulsar el desarrollo de las regiones del país en donde la infraestructura para el acopio y agregación de valor es deficiente e insuficiente; asimismo, privilegiará a la población objetivo de más bajos recursos, con base en el fortalecimiento de su organización y capacitación, a través del otorgamiento de un mayor porcentaje de apoyo en los programas y componentes que instrumente la Secretaría de Agricultura, Ganadería, Desarrollo Rural, Pesca y Alimentación.

Artículo 36. La ejecución y operación del Sistema de Protección Social en Salud deberá sujetarse a lo dispuesto por la Ley General de Salud, a las disposiciones reglamentarias de dicha Ley, así como a las disposiciones de carácter general o lineamientos que emitan la Secretaría de Salud o la Comisión Nacional de Protección Social en Salud.

A. La Secretaría de Salud, a través de la Comisión Nacional de Protección Social en Salud, llevará a cabo lo siguiente:

I. Difundir criterios públicos y objetivos para la definición de la población sujeta a la afiliación en el medio rural y urbano, prioritariamente a madres embarazadas y niños recién nacidos;

II. Dar a conocer semestralmente, en los términos de la Ley Federal de Transparencia y Acceso a la Información Pública Gubernamental, la relación de municipios en los que opera el Sistema de Protección Social en Salud y el número de personas beneficiarias, en cada una de ellas por entidad federativa, así

como el monto de las cuotas familiares, la cuota social y las aportaciones solidarias federal y estatal, por entidad federativa;

III. Publicar semestralmente en su página de Internet las obras e inversiones realizadas con los recursos del Fondo de Previsión Presupuestal, a que se refiere el artículo 77 bis 18 de la Ley General de Salud, y

IV. Emitir disposiciones generales o lineamientos sobre:

a) El destino de los recursos federales que se transfieran a las entidades federativas por concepto de cuota social y aportación solidaria federal, conforme a las siguientes bases:

i. Hasta el 40 por ciento, por concepto de remuneraciones del personal ya contratado directamente involucrado en la prestación de servicios de atención a los afiliados al Sistema;

ii. Hasta el 30 por ciento, por concepto de adquisición de medicamentos, material de curación y otros insumos necesarios para la prestación de servicios a los afiliados al Sistema;

iii. Al menos el 20 por ciento, para acciones de promoción, prevención y detección oportuna de enfermedades que estén contenidas en el Catálogo Universal de Servicios de Salud (CAUSES), y

iv. Hasta el 6 por ciento, para el gasto operativo y para el pago de personal administrativo del Régimen Estatal de Protección Social en Salud correspondiente a cada entidad federativa.

Sólo en casos plenamente justificados o excepcionales, la composición de dichos porcentajes podrá modificarse siempre que las características estatales o perfil de salud de la población afiliada lo ameriten, en el entendido de que dichas modificaciones deberán acreditarse y ser aprobadas por la Secretaría de Salud, y

b) El destino de los recursos federales que se transfieran a las entidades federativas para el fortalecimiento de la infraestructura médica.

B. Las entidades federativas deberán remitir la información que determine la Comisión Nacional de Protección Social en Salud, de conformidad con las disposiciones generales que para tal efecto emita.

Los anexos I, II, III y IV del Acuerdo de Coordinación a que se refiere el artículo 77 bis 6 de la Ley General de Salud, deberán firmarse, en su caso, en el primer trimestre del año fiscal. Al momento de su firma a la Comisión Nacional de Protección en Salud y las entidades federativas, les corresponderá su publicación en sus respectivas páginas de Internet. Tratándose de los anexos II, III y IV, deberán ser publicados en el Diario Oficial de la Federación, a través de la Secretaría de Salud.

Las disposiciones consideradas en la fracción IV de este artículo deberán formar parte del anexo IV de dicho Acuerdo de Coordinación.

El Consejo Nacional de Evaluación de la Política de Desarrollo Social normará la evaluación del Sistema de Protección Social en Salud, de conformidad con lo establecido en la Ley General de Desarrollo Social.

Artículo 37. La Comisión Nacional de Cultura Física y Deporte, podrá otorgar subsidios a las asociaciones deportivas nacionales y demás instituciones y organismos públicos, siempre y cuando cumplan con la Ley General de Cultura Física y Deporte y su Reglamento, con el Programa Nacional de Cultura Física y Deporte y con las reglas de operación de dicha Comisión.



Artículo 38. Los recursos federales que se asignan en este Presupuesto de Egresos para el Fondo Metropolitano se distribuyen entre las zonas metropolitanas conforme a la asignación que se presenta en el Anexo 20 de este Decreto y se deberán aplicar, evaluar, rendir cuentas y transparentar en los términos de las disposiciones aplicables.

Los recursos del Fondo Metropolitano se destinarán prioritariamente a estudios, planes, evaluaciones, programas, proyectos, acciones, obras de infraestructura y su equipamiento, en cualquiera de sus componentes, ya sean nuevos, en proceso, o para completar el financiamiento de aquéllos que no hubiesen contado con los recursos necesarios para su ejecución; los cuales demuestren ser viables y sustentables, orientados a promover la adecuada planeación del desarrollo regional, urbano y del ordenamiento del territorio para impulsar la competitividad económica, la sustentabilidad y las capacidades productivas de las zonas metropolitanas, coadyuvar a su viabilidad y a mitigar su vulnerabilidad o riesgos por fenómenos naturales, ambientales y los propiciados por la dinámica demográfica y económica, así como a la consolidación urbana y al aprovechamiento óptimo de las ventajas competitivas de funcionamiento regional, urbano y económico del espacio territorial de las zonas metropolitanas.

Los estudios, planes, evaluaciones, programas, proyectos, acciones, obras de infraestructura y su equipamiento a los que se destinen los recursos federales del Fondo Metropolitano deberán estar relacionados directamente o ser resultado de la planeación del desarrollo regional y urbano, así como de los programas de ordenamiento de los asentamientos humanos en el territorio y los programas ya establecidos para la movilidad no motorizada, por lo que deberán guardar congruencia con el Plan Nacional de Desarrollo 2013-2018, el Programa Nacional de Infraestructura 2014-2018, el Programa Nacional de Desarrollo Urbano 2014-2018, así como con los programas en materia de desarrollo regional y urbano correspondientes, además de estar alineados con los planes estatales y municipales de desarrollo urbano y de los municipios comprendidos en la respectiva zona metropolitana.

Las decisiones sobre la asignación y aplicación de los recursos del Fondo Metropolitano las tomarán los gobiernos de los estados a través de su Consejo de Desarrollo Metropolitano y deberán sujetarse para su financiamiento a criterios objetivos de evaluación de costo y beneficio, así como de impacto metropolitano, económico, social y ambiental, de acuerdo con las disposiciones del Fondo Metropolitano y las demás aplicables, tomando en cuenta la movilidad no motorizada considerada en estudios, planes, evaluaciones, programas, proyectos, acciones, obras de infraestructura y su equipamiento, en cualquiera de sus componentes, ya sean nuevos o en proceso.

Para coadyuvar en la asignación, aplicación, seguimiento, evaluación, rendición de cuentas y transparencia de los recursos del Fondo Metropolitano, cada zona metropolitana deberá contar con un Consejo para el Desarrollo Metropolitano o un órgano equivalente que tendrá carácter estatal, donde las entidades federativas determinarán los mecanismos de participación de los municipios y un fideicomiso de administración e inversión, en los términos que se establezcan en este artículo, en las disposiciones del Fondo Metropolitano y en las demás aplicables.

El Consejo para el Desarrollo Metropolitano, o su equivalente, estará presidido por el gobernador o gobernadores e integrado por el presidente municipal o presidentes municipales y, en su caso, jefes delegacionales, del territorio que integra la zona metropolitana, así como por los representantes que señalen las disposiciones del Fondo Metropolitano. En el caso de zonas metropolitanas en territorio de dos o más entidades federativas la presidencia será rotativa y con duración de por lo menos un año, pudiendo acordar el establecimiento de una presidencia conjunta, en cuyo caso no tendrá término de duración.

Dicho Consejo deberá quedar instalado a más tardar el tercer mes del año de ejercicio, salvo cuando se trate del inicio de un nuevo mandato de gobierno estatal, en cuyo caso dispondrá de hasta 30 días naturales contados a partir de la fecha de toma de posesión del cargo.

El Consejo referido en los dos párrafos anteriores o su equivalente, deberá asignar los recursos del Fondo Metropolitano exclusivamente a programas, obras y proyectos basados en un plan de orden metropolitano, acordado por el Consejo para el Desarrollo Metropolitano de la respectiva zona metropolitana, conforme a lo dispuesto en este artículo, y remitir trimestralmente el informe del destino y aplicación de los recursos, del avance físico y financiero y de la evaluación de los resultados alcanzados y el impacto urbano, económico y social a la Secretaría, así como a la Cámara de Diputados, en los términos del artículo 85 de la Ley Federal de Presupuesto y Responsabilidad Hacendaria y las demás disposiciones legales aplicables al Fondo Metropolitano.

Respecto de los recursos del Fondo Metropolitano, se procederá en los términos de las disposiciones aplicables para imponer o promover las sanciones que correspondan cuando las entidades federativas no hayan entregado la información a que se refiere el párrafo anterior.

Los Consejos Metropolitanos remitirán, trimestralmente y desglosada, a la Cámara de Diputados, la información en la que se autoriza la asignación de recursos del Fondo Metropolitano, misma que estará disponible en el portal de Internet de las entidades federativas que conforman cada zona metropolitana, debiendo ésta actualizarla con la misma periodicidad.

Las Zonas Metropolitanas donde se asignen recursos del Fondo Metropolitano podrán aplicar parte de los recursos a la realización de un Plan de Desarrollo Metropolitano de mediano y largo plazo, así como a planes de movilidad no motorizada, los cuales serán valorados por los Consejos Metropolitanos de acuerdo a los términos que establezcan dichos Consejos, a las Reglas de Operación del Fondo Metropolitano y en las demás disposiciones aplicables.

Artículo 39. La Secretaría de Educación Pública será responsable de emitir las reglas de operación de los programas sujetos a las mismas, de acuerdo a lo dispuesto en el artículo 77 de la Ley Federal de Presupuesto y Responsabilidad Hacendaria, las cuales contendrán, entre otras reglas, las siguientes:

I. Los recursos destinados a programas educativos deberán ser ejercidos exclusivamente por las autoridades educativas, tanto federales como estatales;

II. Las instituciones educativas contarán con un listado exhaustivo que contenga el personal comisionado a actividades sindicales. La Secretaría de Educación Pública enviará dichos listados a la Cámara de Diputados, y

III. En ningún caso podrán existir nóminas o partidas confidenciales. Los recursos públicos otorgados a las instituciones educativas que sean usados para el pago de nóminas deberán ejercerse en el marco de la transparencia y rendición de cuentas, por lo que los beneficiarios de dichos programas deberán reportar a la Secretaría de Educación Pública los montos pagados a cada trabajador.

La Secretaría de Educación Pública, antes del 31 de enero, emitirá las convocatorias para el concurso de los diversos fondos aprobados, respecto a los programas a que se refiere este artículo, con la excepción de los que estén sujetos a los calendarios escolares específicos.

De los recursos aprobados en este Presupuesto para el Programa de la Reforma Educativa, se destinará un 15 por ciento para proveer bebederos con suministro continuo de agua potable para uso humano en los inmuebles escolares, de conformidad con los artículos 7 y 11 de la Ley General de la Infraestructura Física Educativa.

Artículo 40. Los programas destinados a educación media superior y superior, sujetos a reglas de operación, deberán contener las siguientes disposiciones:

I. La Secretaría de Educación Pública al diseñar los programas deberá enviar a la Cámara de Diputados un informe sobre cómo dichos programas disminuirán los rezagos de cobertura y absorción en educación media superior y superior en las diversas regiones del país;

II. Las entidades federativas deberán enviar, de manera trimestral, informes tanto a la Cámara de Diputados, como a la Secretaría de Educación Pública, sobre la aplicación de fondos para la operación de los subsistemas de educación media superior y superior;

III. Las instituciones públicas de educación superior estarán obligadas a la práctica de auditoría externa de su matrícula, debiendo enviar los resultados de ésta, así como un informe semestral específico sobre la ampliación de la misma, tanto a la Cámara de Diputados como a la Secretaría de Educación Pública, y

IV. Las instituciones públicas federales y estatales de educación media superior y superior pondrán a disposición de la sociedad la información sobre la aplicación y uso de los recursos recibidos a través de este Presupuesto de Egresos. En el marco de la Ley Federal de Transparencia y Acceso a la Información Pública Gubernamental y, en su caso, la ley local respectiva, las instituciones incorporarán en su página de Internet la información relacionada con los proyectos y los montos autorizados. En particular, el registro, la asignación, los avances técnicos, académicos o ambos, y el seguimiento del ejercicio de recursos, manteniendo la información actualizada con periodicidad trimestral.

La información a que se refiere este artículo deberá estar disponible de manera permanente y actualizada en la página de Internet de la Secretaría de Educación Pública, la cual deberá enviar dicha información a la Secretaría de manera trimestral.

TÍTULO QUINTO
OTRAS DISPOSICIONES PARA EL EJERCICIO FISCAL

CAPÍTULO ÚNICO

Artículo 41. Con el objeto de impulsar la cultura del pago por suministro de agua en bloque en los Distritos de Riego y mejorar la infraestructura de riego, el Ejecutivo Federal, a través de la Comisión Nacional del Agua, devolverá a los Distritos de Riego que estén al corriente en sus pagos, un importe de recursos equivalente a las cuotas que se generen en el presente ejercicio fiscal, los cuales se destinarán en un 65 por ciento a la conservación y mantenimiento de los canales y drenes menores; 25 por ciento a la conservación de la red mayor, canales y drenes principales; 8 por ciento al mantenimiento de las obras de cabeza, y 2 por ciento a la supervisión y gasto de operación.

Artículo 42. Los programas de la Secretaría de Educación Pública, destinados a fomentar la expansión de la oferta educativa de los niveles Media Superior y Superior, establecerán mecanismos que permitan disminuir el rezago en el índice de cobertura en aquellas entidades federativas que estén por debajo del promedio nacional.

La Secretaría de Educación Pública deberá informar a la Cámara de Diputados, sobre la estructura de los programas destinados a fomentar la expansión de la oferta educativa a los que hace referencia el párrafo anterior, su distribución y metas de mediano y largo plazo, a más tardar el 31 de marzo.

Los recursos federales que reciban las universidades e instituciones públicas de educación media superior y superior, incluyendo subsidios, estarán sujetos a la fiscalización que realice la Auditoría en términos de lo establecido en la Ley de Fiscalización y Rendición de Cuentas de la Federación, y se rendirá cuenta sobre el ejercicio de los mismos en los términos de las disposiciones aplicables, detallando la información siguiente:

I. Los programas a los que se destinen los recursos y el cumplimiento de las metas correspondientes;

II. El costo de nómina del personal docente, no docente, administrativo y manual, identificando las distintas categorías y los tabuladores de remuneraciones por puesto, responsabilidad laboral y su lugar de ubicación;

III. Desglose del gasto corriente destinado a su operación;

IV. Los estados de situación financiera, analítico, así como el de origen y aplicación de recursos públicos federales, y

V. La información sobre matrícula de inicio y fin de cada ciclo escolar.

De conformidad con la Ley General de Contabilidad Gubernamental, así como con los lineamientos que emita en la materia el Consejo Nacional de Armonización Contable, las universidades e instituciones públicas de educación media superior y superior llevarán el registro y la vigilancia de los activos, pasivos corrientes y contingentes, ingresos, gastos y patrimonio.

Las universidades e instituciones públicas de educación media superior y superior a que se refiere este artículo entregarán a la Secretaría de Educación Pública la información señalada en el mismo, a más tardar el día 15 de los meses de abril, julio y octubre de 2015 y 15 de enero de 2016. Dicha Secretaría entregará esta información a la Cámara de Diputados y la publicará en su página de Internet, a más tardar a los 30 días naturales posteriores al periodo correspondiente.

Las autoridades correspondientes para aplicar dichos recursos verificarán que el personal de cada una de las universidades e instituciones de educación media superior y superior públicas, cumplan con sus obligaciones en términos de los contratos laborales correspondientes realizándose, en su caso, la compulsa entre las nóminas y los registros de asistencia.

La Secretaría de Educación Pública enviará la información a que se refiere este artículo a la Secretaría dentro de los 10 días hábiles posteriores a que aquélla la reciba.

Artículo 43. Las sanciones económicas que, en su caso, aplique el Instituto Nacional Electoral derivado del régimen disciplinario de los partidos políticos durante 2015, serán concentradas a la Tesorería de la Federación dentro de los 30 días naturales siguientes a la fecha en que se realice el pago o se haga efectivo el descuento. Los recursos obtenidos por este concepto serán destinados en los términos de las disposiciones aplicables al Ramo 38 para el Consejo Nacional de Ciencia y Tecnología y los Centros Públicos de Investigación y deberán destinarse a actividades sustantivas y proyectos científicos; dichos recursos no podrán ejercerse en servicios personales y su ejercicio y destino deberá reportarse en los Informes Trimestrales.

Artículo 44. El Ejecutivo Federal, por conducto de la Secretaría, con la participación que corresponda al Consejo Nacional de Armonización Contable, establecerá los términos y condiciones para la distribución del fondo previsto en este Presupuesto de Egresos, para el otorgamiento de subsidios a las entidades federativas y a los municipios para la capacitación y profesionalización de las unidades administrativas competentes en materia de contabilidad gubernamental, así como para la modernización de tecnologías de la información y comunicaciones que permitan el cumplimiento de la armonización contable de los tres órdenes de gobierno conforme a lo dispuesto en la Ley General de Contabilidad Gubernamental.

Las disposiciones a que se refiere el párrafo anterior deberán ser publicadas en el Diario Oficial de la Federación, a más tardar dentro del primer trimestre del año.

El Consejo Nacional de Armonización Contable, a más tardar el último día hábil de octubre, deberá publicar en su página de Internet un reporte especial sobre la aplicación de los recursos del fondo a que hace referencia el presente artículo; así como publicar durante el último trimestre del año:

I. El monto de los subsidios otorgados a cada una de las entidades federativas y municipios;

II. El tipo y alcances de los subsidios federales otorgados, y

III. Los avances y resultados reportados por las entidades federativas y municipios.

TRANSITORIOS

PRIMERO. El presente Decreto entrará en vigor el primero de enero del año 2015, salvo lo previsto en el artículo 4, fracción II, respecto de la opinión que corresponde emitir a la Comisión de Presupuesto y Cuenta Pública, que entrará en vigor al día siguiente de su publicación en el Diario Oficial de la Federación.

SEGUNDO. Las disposiciones administrativas emitidas con base en lo dispuesto en los Decretos de Presupuesto de Egresos de la Federación de ejercicios fiscales anteriores, que se encuentren vigentes hasta antes de la entrada en vigor del presente Decreto, continuarán aplicándose en lo que no se opongan a éste, hasta en tanto no se emitan nuevas disposiciones administrativas que las reformen o abroguen.

TERCERO. Se faculta al Ejecutivo Federal, a través de la Secretaría, para que emita las autorizaciones que correspondan, a efecto de realizar las adecuaciones o los traspasos de recursos humanos, financieros y materiales, incluyendo bienes muebles e inmuebles, que sean necesarios como consecuencia de reformas jurídicas que tengan por objeto la creación o modificación, de cualquier dependencia, entidad o ente autónomo, reportando las mismas en los Informes Trimestrales.

CUARTO. La remuneración de los consejeros profesionales de los organismos subsidiarios de Petróleos Mexicanos, no podrá ser superior a la establecida para el Grupo Jerárquico K del Anexo 23.1 de este Decreto, aun cuando se desempeñen como consejeros de más de un organismo subsidiario. Asimismo, los consejeros independientes de las empresas productivas del Estado que a su vez se desempeñen como consejeros profesionales de los organismos subsidiarios de Petróleos Mexicanos no podrán, sólo por este hecho, percibir una remuneración adicional a la que perciban como consejeros independientes de aquéllas.

Lo previsto en el párrafo anterior tendrá aplicación hasta en tanto los organismos subsidiarios se transformen en empresas productivas subsidiarias o en empresas filiales, de conformidad con lo previsto en el artículo Octavo transitorio de la Ley de Petróleos Mexicanos, publicada el 11 de agosto de 2014 en el Diario Oficial de la Federación.

QUINTO. Los recursos del Fondo de Aportaciones para la Educación Tecnológica y de Adultos correspondientes a las entidades federativas que no hayan suscrito los convenios a los que hace referencia el artículo 42 de la Ley de Coordinación Fiscal deberán ser transferidos del Ramo General 33 Aportaciones Federales para Entidades Federativas y Municipios al Ramo 11 Educación, a fin de que a través de éste se transfieran para esos mismos fines a dichas entidades federativas. Lo anterior, hasta en tanto sean suscritos los convenios de coordinación respectivos.

SEXTO. Los recursos del Fondo de Aportaciones para la Nómina Educativa y Gasto Operativo correspondientes a las entidades federativas que, a la entrada en vigor de este Decreto, no hayan concluido el procedimiento previsto en el artículo Segundo transitorio del Decreto por el que se reforman

y adicionan diversas disposiciones de la Ley de Coordinación Fiscal y de la Ley General de Contabilidad Gubernamental, publicado en el Diario Oficial de la Federación el 9 de diciembre de 2013, serán ejercidos para salvaguardar los derechos de los trabajadores a que se refiere el artículo 26 de la Ley de Coordinación Fiscal, de acuerdo a lo siguiente:

I. Las entidades federativas deberán comunicar a la Comisión de Presupuesto y Cuenta Pública de la Cámara de Diputados, así como a las secretarías de Educación Pública y de Hacienda y Crédito Público del Gobierno Federal, dentro de los primeros 5 días hábiles de enero, el plazo que requieren para concluir el procedimiento a que se refiere el transitorio Segundo anteriormente citado, sin que pueda exceder del primer bimestre del ejercicio fiscal 2015;

II. Los recursos que correspondan a la entidad federativa serán transferidos, a solicitud de la Secretaría de Educación Pública del Gobierno Federal, del Ramo 33 Aportaciones Federales a Entidades Federativas y Municipios, al Ramo 11 Educación Pública, para que, a través de éste, sean utilizados para cubrir los pagos de nómina correspondientes, en tanto no haya concluido el procedimiento a que se refiere el primer párrafo de este artículo, a través de los mecanismos que establezca la Secretaría de Educación Pública del Gobierno Federal, sujetándose en lo conducente a lo dispuesto en la Ley de Coordinación Fiscal. Dicha transferencia únicamente deberá destinarse al pago de servicios personales del personal que ocupa las plazas a que se refiere el artículo 26 de la Ley de Coordinación Fiscal, y no podrá ser superior al monto ejercido para dicho concepto en el ejercicio fiscal 2014;

III. En tanto la entidad federativa no concluya el procedimiento descrito en el artículo Segundo transitorio anteriormente citado, deberá publicar durante los primeros 5 días hábiles de cada mes en las páginas de Internet de las secretarías de Finanzas y de Educación Pública de la entidad federativa correspondiente, el listado completo del personal a quienes se les haya cubierto la nómina conforme la fracción anterior. Dicho listado deberá corresponder al mes inmediato anterior e incluir, el pago de nómina correspondiente a cada trabajador, desglosado por cada concepto de pago, incluyendo sin limitar, las cantidades retenidas y enteradas por concepto de impuestos y seguridad social, de conformidad con la normativa aplicable, así como la demás cantidades que, en su caso, se hayan retenido con base en la instrucción correspondiente de la autoridad educativa de la entidad federativa.

La información correspondiente a cada quincena de pago de nómina deberá estar disponible, de manera permanente en las referidas páginas de Internet. Asimismo, deberán enviar dicha información, con la misma periodicidad, a la Comisión de Presupuesto y Cuenta Pública de la Cámara de Diputados, así como a las secretarías de Educación Pública y de Hacienda y Crédito Público del Gobierno Federal, y

IV. La Auditoría Superior de la Federación realizará una auditoría a las entidades federativas sobre el ejercicio de los recursos a que se refiere este artículo, durante el proceso de revisión de la Cuenta Pública 2015.

Las entidades federativas que no hayan concluido con el proceso de apertura de cuentas bancarias para el pago de nómina en términos del artículo 26-A, fracción IV, de la Ley de Coordinación Fiscal, deberán comunicar el plazo que requieren para concluir dicho proceso en los términos señalados en la fracción I de este artículo; asimismo, se sujetarán a los mecanismos que establezca la Secretaría de Educación Pública del Gobierno Federal para que se cubra la nómina del personal correspondiente, y cumplirán lo previsto en la fracción III del presente artículo en tanto no concluyan el proceso a que se refiere este párrafo. Lo anterior, sin perjuicio de que deberán cumplir las demás disposiciones del artículo 26-A de la Ley de Coordinación Fiscal para la integración y el pago de la nómina correspondiente.

SÉPTIMO. Las reasignaciones contenidas en el Ramo General 23 Provisiones Salariales y Económicas y aprobadas por la Cámara de Diputados, podrán ser ejercidas a través de otros ramos, siempre y cuando los traspasos se realicen conforme a los propósitos de cada uno de los programas y proyectos autorizados y se observen las disposiciones aplicables.



OCTAVO. La Secretaría de Gobernación deberá implementar los mecanismos que se requieran para concluir con la revisión de los expedientes de las personas que, en términos de la Ley que Crea el Fideicomiso que Administrará el Fondo de Apoyo Social para Ex Trabajadores Migratorios Mexicanos, hayan presentado solicitud para recibir el apoyo previsto en la misma; determinar conforme a los términos y condiciones establecidos en dicha ley aquellos que tienen derecho a recibir el apoyo respectivo, así como realizar el pago correspondiente, incluyendo a los beneficiarios que no se han presentado a cobrarlo, a más tardar el 31 de diciembre de 2015.

NOVENO. Para atender y mitigar los daños causados por los fenómenos hidrometeorológicos ocurridos en 2014 que afectaron al estado de Baja California Sur, se aprueban $300,000,000.00 para la creación de un Fondo con el fin de financiar la reconstrucción de la infraestructura estatal dañada en dicha entidad federativa, de acuerdo con las obras y acciones autorizadas por el Comité Técnico del Fideicomiso FONDEN y la normativa específica que para tal efecto emita la Secretaría. Dicho fondo será utilizado con el propósito de potenciar los recursos a cuyo cargo quedará la entidad federativa, incluyendo el costo financiero, mismos que serán instrumentados con la participación que corresponda a la Secretaría.

DÉCIMO. El Anexo 20 de este Presupuesto de Egresos incluye la cantidad de $500,000,000.00, para el Fondo del Sur-Sureste, el cual tendrá por objeto el otorgamiento de subsidios para sufragar total o parcialmente el costo de la elaboración de estudios, programas y/o proyectos de inversión en infraestructura y equipamiento para el desarrollo de las entidades federativas que conforman dicha región. El ejercicio de los recursos de dicho Fondo estará sujeto a los lineamientos que para tal efecto emita la Secretaría, dentro del primer trimestre de 2015.

DÉCIMO PRIMERO. Los Poderes Ejecutivo, Legislativo y Judicial, así como los entes autónomos deberán presentar a la Cámara de Diputados, a más tardar el primer día hábil de julio, un diagnóstico sobre la evolución, en los últimos diez años, de los sueldos y salarios que cubren a los servidores públicos de los mandos medio y superior.

DÉCIMO SEGUNDO. La Secretaría de Comunicaciones y Transportes deberá informar a la Cámara de Diputados cada trimestre sobre el ejercicio de los recursos asignados al Programa Transición a la Televisión Digital terrestre (TDT), así como la lista de los beneficiarios del mismo. Asimismo, remitirá las reglas a las que se sujetará la entrega de los equipos, para dar cumplimiento a la Ley General de Instituciones y Procedimientos Electorales y demás disposiciones electorales aplicables.

DÉCIMO TERCERO. La Comisión de Presupuesto y Cuenta Pública de la Cámara de Diputados dará seguimiento a los plazos y compromisos de información establecidos en este Presupuesto de Egresos, presentará un reporte bimestral al Pleno y al término de la LXII Legislatura un balance de su cumplimiento.

ANEXO 1. GASTO NETO TOTAL (pesos)

A: RAMOS AUTÓNOMOS			**89,597,306,659**
Gasto Programable			
	01	Poder Legislativo	13,398,337,841
		Cámara de Senadores	4,019,177,269
		Cámara de Diputados	7,339,166,195
		Auditoría Superior de la Federación	2,039,994,377
	03	Poder Judicial	51,769,068,710
		Suprema Corte de Justicia de la Nación	4,654,922,804
		Consejo de la Judicatura Federal	44,052,127,906
		Tribunal Electoral del Poder Judicial de la Federación	3,062,018,000
	22	Instituto Nacional Electoral	18,572,411,236
	35	Comisión Nacional de los Derechos Humanos	1,465,956,043
	41	Comisión Federal de Competencia Económica	478,332,005
	42	Instituto Nacional para la Evaluación de la Educación	1,020,000,000
	43	Instituto Federal de Telecomunicaciones	2,000,000,000
	44	Instituto Federal de Acceso a la Información y Protección de Datos	893,200,824
RAMO: 40 INFORMACIÓN NACIONAL ESTADÍSTICA Y GEOGRÁFICA			
		Instituto Nacional de Estadística y Geografía	8,498,664,643
RAMO: 32 TRIBUNAL FEDERAL DE JUSTICIA FISCAL Y ADMINISTRATIVA			
		Tribunal Federal de Justicia Fiscal y Administrativa	2,526,869,053
RAMO EN PROCESO DE CREACIÓN: 1/			
		Consejo Nacional de Evaluación de la Política de Desarrollo Social	490,604,860
B: RAMOS ADMINISTRATIVOS			**1,184,295,075,588**
Gasto Programable			
	02	Oficina de la Presidencia de la República	2,296,227,033
	04	Gobernación	77,066,321,870
	05	Relaciones Exteriores	8,100,492,264
	06	Hacienda y Crédito Público	45,691,868,766
	07	Defensa Nacional	71,273,654,718
	08	Agricultura, Ganadería, Desarrollo Rural, Pesca y Alimentación	92,141,837,916
	09	Comunicaciones y Transportes	126,146,236,133
	10	Economía	20,908,076,670
	11	Educación Pública	305,057,143,549
	12	Salud	134,847,592,069
	13	Marina	27,025,522,576
	14	Trabajo y Previsión Social	5,134,572,415
	15	Desarrollo Agrario, Territorial y Urbano	22,050,892,608
	16	Medio Ambiente y Recursos Naturales	67,976,702,425
	17	Procuraduría General de la República	17,029,485,877
	18	Energía 2/	3,088,826,125
	20	Desarrollo Social	114,504,009,056
	21	Turismo	6,844,915,366
	27	Función Pública	1,483,947,925
	31	Tribunales Agrarios	1,039,948,451
	37	Consejería Jurídica del Ejecutivo Federal	130,090,904
	38	Consejo Nacional de Ciencia y Tecnología	33,706,667,621
	45	Comisión Reguladora de Energía	400,000,664
	46	Comisión Nacional de Hidrocarburos	350,042,587
C: RAMOS GENERALES			**2,223,544,794,570**

Gasto Programable			
	19	Aportaciones a Seguridad Social	501,627,340,000
	23	Provisiones Salariales y Económicas	127,306,879,801
	25	Previsiones y Aportaciones para los Sistemas de Educación Básica, Normal, Tecnológica y de Adultos	46,880,165,260
	33	Aportaciones Federales para Entidades Federativas y Municipios	591,357,166,754
Gasto No Programable			
	24	Deuda Pública	322,038,550,278
	28	Participaciones a Entidades Federativas y Municipios	607,130,090,356
	29	Erogaciones para las Operaciones y Programas de Saneamiento Financiero	0
	30	Adeudos de Ejercicios Fiscales Anteriores	16,254,601,121
	34	Erogaciones para los Programas de Apoyo a Ahorradores y Deudores de la Banca	10,950,001,000
D: ENTIDADES SUJETAS A CONTROL PRESUPUESTARIO DIRECTO			**706,453,937,895**
Gasto Programable			
	GYN	Instituto de Seguridad y Servicios Sociales de los Trabajadores del Estado 3/	208,758,619,781
	GYR	Instituto Mexicano del Seguro Social	497,695,318,114
E: EMPRESAS PRODUCTIVAS DEL ESTADO 4/ 5/			**923,525,227,774**
Gasto Programable			
	TOQ	Comisión Federal de Electricidad	314,456,548,542
	TZZ	Petróleos Mexicanos (Consolidado)	540,580,079,232
Gasto No Programable			
		Costo Financiero, que se distribuye para erogaciones de:	68,488,600,000
	TOQ	Comisión Federal de Electricidad	14,500,000,000
	TZZ	Petróleos Mexicanos (Consolidado)	53,988,600,000
Neteo: Resta de: a) aportaciones ISSSTE del Gobierno Federal y de los Poderes y Ramos Autónomos; b) subsidios y transferencias a las entidades de control directo en la Administración Pública Federal			**443,764,476,182**
GASTO NETO TOTAL			**4,694,677,400,000**

1/ El importe señalado no se suma al total, ya que se encuentra contenido en el Ramo 20 Desarrollo Social. Su clasificación en el apartado de Ramos Autónomos queda supeditada a la formalización correspondiente en materia presupuestaria.

2/ Incluye recursos por 190.0 millones de pesos para el Centro Nacional de Control de Gas Natural, así como 190.0 millones de pesos para el Centro Nacional de Control de Energía.

3/ Incluye recursos para la creación de 4,000 plazas de la Rama Médica, Paramédica y Grupos Afines, las cuales se destinarán únicamente a fortalecer los servicios de salud que se prestan a los derechohabientes del ISSSTE.

4/ Esta clasificación corresponde a los cambios derivados de la expedición de las nuevas leyes de Petróleos Mexicanos y de la Comisión Federal de Electricidad con fundamento en el artículo 2 de las leyes respectivas.

5/ Monto neto sin incluir erogación alguna por concepto de aprovechamientos, ni transferencia del Gobierno Federal para el otorgamiento de subsidios.

ANEXO 2. GASTO CORRIENTE ESTRUCTURAL (pesos)

Gasto Corriente Estructural	**2,130,737,780,250**

ANEXO 3. GASTOS OBLIGATORIOS (millones de pesos)

Previsiones para Gastos Obligatorios	**3,126,877.2**



ANEXO 4. EROGACIONES PLURIANUALES PARA PROYECTOS DE INFRAESTRUCTURA (millones de pesos)

	MONTO
INFRAESTRUCTURA HIDRÁULICA	**85.9**
Túnel Emisor Oriente (TEO)	85.9
INFRAESTRUCTURA TURÍSTICA	**508.0**
CIP Costa del Pacífico	508.0
TOTAL	**593.9**

ANEXO 5. COMPROMISOS PLURIANUALES (millones de pesos)

	MONTO
Dependencias y Entidades (Recursos Fiscales)	57,010.17
Entidades de Control Directo y Empresas Productivas del Estado	201,191.78

ANEXO 5.A. PROYECTOS DE ASOCIACIÓN PÚBLICO-PRIVADA (millones de pesos)

	MONTO TOTAL DE INVERSIÓN	MONTO PEF 2015
INSTITUTO DE SEGURIDAD Y SERVICIOS SOCIALES DE LOS TRABAJADORES DEL ESTADO	**1,613.1**	**0.0**
Construcción y operación del nuevo Hospital General Dr. Gonzalo Castañeda, D.F.	1,026.4	0.0
Construcción de una nueva Clínica Hospital en Mérida, Yucatán.	586.7	0.0
TOTAL	**1,613.1**	**0.0**

ANEXO 6. PROYECTOS DE INFRAESTRUCTURA PRODUCTIVA DE LARGO PLAZO (pesos)

6.A. Monto autorizado para nuevos proyectos

	Inversión Directa	Inversión Condicionada	Suma
Comisión Federal de Electricidad	69,192,722,521	28,011,656,686	97,204,379,207

6.B. Monto autorizado para proyectos aprobados en ejercicios fiscales anteriores de inversión directa e inversión condicionada

	Inversión Directa	Inversión Condicionada	Suma
Comisión Federal de Electricidad	387,020,299,159	182,045,034,392	569,065,333,551

6.C. Monto autorizado para proyectos aprobados para ejercicios fiscales anteriores y para nuevos proyectos

	Inversión Directa	Inversión Condicionada	Suma
Comisión Federal de Electricidad	456,213,021,680	210,056,691,078	666,269,712,758



6.D. Monto comprometido de proyectos de inversión directa autorizados en ejercicios fiscales anteriores

	Monto Autorizado	Monto Contratado	Monto Comprometido
Comisión Federal de Electricidad	295,688,663,023	234,763,633,260	187,022,098,107

6.E. Monto máximo de compromiso de proyectos de inversión condicionada autorizados en ejercicios fiscales anteriores

	Monto Autorizado	Monto Contratado	Máximo Comprometido
Comisión Federal de Electricidad	125,946,390,908	102,319,770,657	78,555,440,483

6.F. Previsiones para pago de amortizaciones y costo financiero de proyectos de inversión directa

	Inversión Física (Amortizaciones)	Costo Financiero	Suma
Comisión Federal de Electricidad	16,487,111,407	7,001,991,152	23,489,102,559

Nota: Para estos anexos los totales pueden no sumar respecto al total debido al redondeo

ANEXO 7. PREVISIONES SALARIALES Y ECONÓMICAS (pesos)

		Incremento a las percepciones */	Creación de plazas	Otras medidas de carácter económico, laboral y contingente	Total
		I	II	III	
Ramos Administrativos					
02	Oficina de la Presidencia de la República	25,848,646		4,625,660	30,474,306
04	Gobernación	665,828,527	200,864,029	404,435,281	1,271,127,837
05	Relaciones Exteriores	34,178,182	100,000,000	13,992,264	148,170,446
06	Hacienda y Crédito Público	538,578,913	266,414,923	170,345,104	975,338,940
07	Defensa Nacional	703,597,668	107,766,667		811,364,335
08	Agricultura, Ganadería, Desarrollo Rural, Pesca y Alimentación	178,894,748	40,321,087	137,677,131	356,892,966
09	Comunicaciones y Transportes	154,957,102		134,845,615	289,802,717
10	Economía	81,416,128	217,613,128	41,303,389	340,332,645
11	Educación Pública	1,500,805,728	159,683,054	2,191,645,875	3,852,134,657
12	Salud	425,355,293	149,480,228	404,441,040	979,276,561
13	Marina	178,875,122	65,882,054	382,968,945	627,726,121
14	Trabajo y Previsión Social	64,995,426	50,000,000	28,225,901	143,221,327
15	Desarrollo Agrario, Territorial y Urbano	55,146,024	65,000,000	28,818,701	148,964,725
16	Medio Ambiente y Recursos Naturales	199,260,626	396,474,072	136,776,828	732,511,526
17	Procuraduría General de la República	273,817,672		54,330,089	328,147,761
18	Energía	36,999,389	359,294,261	4,523,936	400,817,586
20	Desarrollo Social	59,957,867	21,200,000	32,383,950	113,541,817

21	Turismo	30,827,089		11,422,380	42,249,469
27	Función Pública	43,668,004		5,518,555	49,186,559
31	Tribunales Agrarios	22,986,792		8,113,764	31,100,556
37	Consejería Jurídica del Ejecutivo Federal	4,446,760	5,857,814	250,923	10,555,497
38	Consejo Nacional de Ciencia y Tecnología	79,029,325	247,000,000	60,747,193	386,776,518
45	Comisión Reguladora de Energía	5,441,761	85,064,905	8,487,887	98,994,553
46	Comisión Nacional de Hidrocarburos	2,546,036	163,723,688	3,881,400	170,151,124

*/ Los recursos previstos en este rubro se encuentran presupuestados en el Ramo General 23 Provisiones Salariales y Económicas

ANEXO 8. COSTO FINANCIERO DE LA DEUDA Y OTRAS EROGACIONES (pesos)

	MONTO
Costo financiero de la deuda del Gobierno Federal incluido en el Ramo General 24 Deuda Pública	322,038,550,278
Costo financiero de la deuda de las empresas incluidas en el Anexo 1.E de este Decreto	68,488,600,000
Erogaciones incluidas en el Ramo General 29 Erogaciones para las Operaciones y Programas de Saneamiento Financiero	0
Erogaciones incluidas en el Ramo General 34 Erogaciones para los Programas de Apoyo a Ahorradores y Deudores de la Banca	10,950,001,000
Obligaciones incurridas a través de los programas de apoyo a deudores	1,584,401,000
Obligaciones surgidas de los programas de apoyo a ahorradores	9,365,600,000
Total	**401,477,151,278**

ANEXO 9. MONTOS MÁXIMOS DE ADJUDICACIÓN MEDIANTE PROCEDIMIENTO DE ADJUDICACIÓN DIRECTA Y DE INVITACIÓN A CUANDO MENOS TRES PERSONAS, ESTABLECIDOS EN MILES DE PESOS, SIN CONSIDERAR EL IMPUESTO AL VALOR AGREGADO:

Adquisiciones, Arrendamientos y Servicios			
Presupuesto autorizado de adquisiciones, arrendamientos y servicios		**Monto máximo total de cada operación que podrá adjudicarse directamente**	**Monto máximo total de cada operación que podrá adjudicarse mediante invitación a cuando menos tres personas**
Mayor de	**Hasta**	**Dependencias y Entidades**	**Dependencias y Entidades**
	15,000	170	584
15,000	30,000	194	841
30,000	50,000	219	1,096
50,000	100,000	244	1,352
100,000	150,000	268	1,612
150,000	250,000	305	1,948
250,000	350,000	329	2,192
350,000	450,000	354	2,327
450,000	600,000	378	2,581
600,000	750,000	389	2,716
750,000	1,000,000	427	2,971
1,000,000		450	3,105

Obras Públicas y Servicios Relacionados con las Mismas				
Presupuesto autorizado para realizar obras	**Monto máximo total**	**Monto máximo**	**Monto máximo**	**Monto máximo**

públicas y servicios relacionados con las mismas		de cada obra pública que podrá adjudicarse directamente	total de cada servicio relacionado con obra pública que podrá adjudicarse directamente	total de cada obra pública que podrá adjudicarse mediante invitación a cuando menos tres personas	total de cada servicio relacionado con obra pública que podrá adjudicarse mediante invitación a cuando menos tres personas
Mayor de	Hasta	Dependencias y Entidades	Dependencias y Entidades	Dependencias y Entidades	Dependencias y Entidades
	15,000	272	134	2,420	1,879
15,000	30,000	336	170	2,684	2,014
30,000	50,000	404	202	3,090	2,420
50,000	100,000	468	233	3,762	2,817
100,000	150,000	538	272	4,432	3,357
150,000	250,000	607	304	5,105	4,027
250,000	350,000	740	368	5,914	4,432
350,000	450,000	804	404	6,447	4,822
450,000	600,000	943	468	7,663	5,774
600,000	750,000	1,076	538	8,727	6,585
750,000	1,000,000	1,203	607	9,803	7,385
1,000,000		1,278	672	11,005	8,321

Nota.- Los anteriores montos se establecen sin perjuicio de los umbrales derivados de los tratados de libre comercio suscritos por México, por lo que las contrataciones por montos superiores a dichos umbrales deberán licitarse, salvo que las mismas se incluyan en la reserva correspondiente, o se cumpla con algún supuesto de excepción a la licitación pública prevista en dichos tratados.

ANEXO 10. EROGACIONES PARA EL DESARROLLO INTEGRAL DE LOS PUEBLOS Y COMUNIDADES INDÍGENAS (pesos)

Ramo	Denominación	PEF
Total		**82,185,863,360**
06 Hacienda y Crédito Público (CDI)		**12,129,311,599**
	Fomento del patrimonio cultural Indígena	141,178,304
	Actividades de apoyo administrativo	258,990,738
	Actividades de apoyo a la función pública y buen gobierno	14,703,168
	Planeación y Articulación de la Acción Pública hacia los Pueblos Indígenas	1,386,021,115
	Cuotas, Apoyos y Aportaciones a Organismos Internacionales	500,000
	Programa de Apoyo a la Educación Indígena	1,195,969,647
	Programa de Infraestructura Indígena	7,362,447,612
	Programa para el Mejoramiento de la Producción y la Productividad Indígena	1,524,618,149
	Programa de Derechos Indígenas	244,882,866
08 Agricultura, Ganadería, Desarrollo Rural, Pesca y Alimentación		**3,797,789,327**
	Programa de Apoyo para la Productividad de la Mujer Emprendedora	271,549,047
	Fondo para el Apoyo a Proyectos Productivos en Núcleos Agrarios (FAPPA)	305,835,690
	Programa Integral de Desarrollo Rural	1,140,404,590
	Programa de Fomento a la Agricultura	2,080,000,000
09 Comunicaciones y Transportes		**5,586,672,047**
	Proyectos de infraestructura económica de carreteras alimentadoras y caminos rurales	3,820,847,260



	Conservación de infraestructura de caminos rurales y carreteras alimentadoras	1,372,216,229
	Estudios y proyectos de construcción de caminos rurales y carreteras alimentadoras	48,894,499
	Programa de Empleo Temporal (PET)	344,714,059
10 Economía		**36,744,696**
	Fondo de Microfinanciamiento a Mujeres Rurales (FOMMUR)	20,160,000
	Programa de Fomento a la Economía Social	5,406,696
	Programa Nacional de Financiamiento al Microempresario	11,178,000
11 Educación Pública		**8,646,121,601**
	Atención a la Demanda de Educación para Adultos (INEA)	106,754,356
	Prestación de Servicios de Educación Inicial y Básica Comunitaria	477,769,639
	Normar los servicios educativos	77,112,860
	Diseño y aplicación de la política educativa	20,064,609
	Fortalecimiento a la educación y la cultura indígena	104,931,774
	PROSPERA Programa de Inclusión Social	6,830,372,843
	Programa Nacional de Becas	699,342,000
	Programa para la Inclusión y la Equidad Educativa	259,489,389
	Programa de fortalecimiento de la calidad en instituciones educativas	70,284,131
12 Salud		**4,866,492,344**
	Atención de la Salud Reproductiva y la Igualdad de Género en Salud	10,036,020
	Cuotas, Apoyos y Aportaciones a Organismos Internacionales	9,800,000
	Programa Comunidades Saludables	47,654,136
	PROSPERA Programa de Inclusión Social	971,999,860
	Unidades Médicas Móviles	137,553,061
	Seguro Popular	3,689,449,268
15 Desarrollo Agrario, Territorial y Urbano		**1,409,747,064**
	Fomento al desarrollo agrario	73,944,800
	Programa de vivienda digna	797,838,378
	Programa de Vivienda Rural	537,963,887
16 Medio Ambiente y Recursos Naturales		**3,244,452,437**
	Infraestructura de riego y Temporal Tecnificado	1,149,197,672
	Planeación, Dirección y Evaluación Ambiental	454,290
	Programa de Conservación para el Desarrollo Sostenible (PROCODES)	47,510,987
	Programa de Empleo Temporal (PET)	76,590,617
	Programa para la Construcción y Rehabilitación de Sistemas de Agua Potable y Saneamiento en Zonas Rurales	364,921,505
	Programa Nacional Forestal Pago por Servicios Ambientales	722,318,565
	Programa hacia la igualdad y la sustentabilidad ambiental	14,857,827
	Programa Nacional Forestal-Desarrollo Forestal	868,600,975
19 Aportaciones a Seguridad Social		**3,305,533,930**
	Programa IMSS-PROSPERA	3,305,533,930
20 Desarrollo Social		**29,120,663,468**
	Programa de Abasto Social de Leche a cargo de Liconsa, S.A. de C.V.	26,775,275
	Programa de Abasto Rural a cargo de Diconsa, S.A. de C.V. (DICONSA)	896,570,393
	Programa de Opciones Productivas	140,000,000
	Programas del Fondo Nacional de Fomento a las Artesanías (FONART)	219,258,317
	Programa 3 x 1 para Migrantes	33,825,058
	Programa de Coinversión Social	288,539,532
	Programa de Empleo Temporal (PET)	231,991,644
	PROSPERA Programa de Inclusión Social	12,561,973,794
	Programa de Apoyo Alimentario	562,428,727
	Programa de estancias infantiles para apoyar a madres trabajadoras	228,451,533
	Pensión para Adultos Mayores	12,958,126,483
	Programa para el Desarrollo de Zonas Prioritarias	972,722,713
23 Provisiones Salariales y Económicas		**150,000,000**

Fondo de Apoyo a Migrantes	150,000,000
33 Aportaciones Federales para Entidades Federativas y Municipios	**9,847,619,518**
FAIS Municipal y de las Demarcaciones Territoriales del Distrito Federal	7,956,159,882
FAM Asistencia Social	1,891,459,636
35 Comisión Nacional de los Derechos Humanos	**14,715,327**
Protección de los Derechos Humanos de Indígenas en Reclusión	5,417,135
Promover los Derechos Humanos de los pueblos y las comunidades indígenas	9,298,192
38 Consejo Nacional de Ciencia y Tecnología	**30,000,000**
Apoyos institucionales para actividades científicas, tecnológicas y de innovación.	30,000,000

ANEXO 11. PROGRAMA ESPECIAL CONCURRENTE PARA EL DESARROLLO RURAL SUSTENTABLE (millones de pesos)

Vertiente	Denominación	MONTO
	Total	**353,007.3**
1. Financiera		**4,036.2**
	1. Programa de financiamiento y aseguramiento al medio rural	**4,036.2**
	Hacienda y Crédito Público	**4,036.2**
	AGROASEMEX	1,856.6
	BANSEFI	200.0
	Financiera Nacional de Desarrollo Agropecuario, Rural, Forestal y Pesquero	1,227.3
	FIRA (Fideicomisos Instituidos en Relación con la Agricultura)	552.3
	Fondo de Capitalización e Inversión del Sector Rural (FOCIR)	200.0
2. Competitividad		**68,540.7**
	2. Programa de Comercialización y Desarrollo de Mercados	**12,007.1**
	Agricultura, Ganadería, Desarrollo Rural, Pesca y Alimentación	**12,007.1**
	Programa de Comercialización y Desarrollo de Mercados	12,007.1
	Incentivos a la Comercialización	11,672.8
	Promoción Comercial y Fomento a las Exportaciones	334.4
	3. Programa de Desarrollo de Capacidades, Innovación Tecnológica y Extensionismo	**1,236.1**
	Agricultura, Ganadería, Desarrollo Rural, Pesca y Alimentación	**760.0**
	Fondo para el Apoyo a Proyectos Productivos en Núcleos Agrarios (FAPPA)	760.0
	Desarrollo Agrario, Territorial y Urbano	**224.3**
	Apoyo a organizaciones sociales	224.3
	Desarrollo Social	**251.8**
	Coinversión Social	251.8
	4. Programa de Fomento a la Inversión y Productividad	**54,905.8**
	Agricultura, Ganadería, Desarrollo Rural, Pesca y Alimentación	**51,626.2**
	Programa de Apoyo a la Productividad de la Mujer Emprendedora	1,200.0
	Programa de Concurrencia con las Entidades Federativas	4,743.3
	Programa de Fomento a la Agricultura	19,136.0
	Agroincentivos	602.9
	Agroproducción Integral	589.3
	Desarrollo de Cluster Agroalimentario (AGROCLUSTER)	446.4
	PROAGRO Productivo	14,151.4



		PROCAFE e Impulso Productivo al Café	730.6
		Producción Intensiva y Cubiertas Agrícolas (PROCURA)	448.7
		Sistemas Producto Agrícolas (SISPROA)	49.9
		Tecnificación del Riego	2,116.8
		Programa de Fomento a la Productividad Pesquera y Acuícola	1,827.9
		Impulso a la Capitalización Pesquera y Acuícola	1,764.7
		Integración Productiva y Comercial Pesquera y Acuícola	63.2
		Programa de Fomento Ganadero	1,519.9
		Manejo Postproducción Pecuario (incentivos a la postproducción pecuaria)	175.0
		Manejo Postproducción Pecuario (infraestructura, maquinaria y equipo postproductivo pecuario)	150.0
		Productividad Pecuaria (Ganado Alimentario)	120.0
		Productividad Pecuaria (Manejo de ganado)	120.0
		Productividad Pecuaria (Reproducción y material genético pecuario)	200.0
		Programa de Perforación y Equipamiento de Pozos Ganaderos	100.0
		Programa Porcino (PROPOR)	150.0
		Sistemas Producto Pecuarios	30.0
		Programa de mantenimiento de praderas y reconversión a praderas	475.0
		Programa de Innovación, Investigación, Desarrollo Tecnológico y Educación	3,113.2
		Innovación para el Desarrollo Tecnológico Aplicado	2,436.5
		Innovación y Transferencia de Tecnología Ganadera	190.0
		Minería Social	120.0
		Recursos Genéticos Acuícolas	147.8
		Recursos Genéticos Agrícolas	98.8
		Recursos Zoogenéticos	120.0
		Programa de Productividad y Competitividad Agroalimentaria	6,714.4
		Acceso al Financiamiento Productivo y Competitivo	1,481.8
		Certificación para la Productividad Agroalimentaria	49.4
		Desarrollo Productivo Sur Sureste	1,068.8
		Fortalecimiento a la Cadena Productiva	247.0
		Información Estadística y Estudios (SNIDRUS)	270.3
		Planeación de Proyectos (Mapa de Proyectos)	101.1
		Productividad Agroalimentaria	2,335.9
		Programa Regional de Desarrollo previsto en el PND	49.4
		Sistema Nacional de Agroparques	1,110.8
		Programa de Sanidad e Inocuidad Agroalimentaria	5,332.0
		Rastros TIF	525.0



	Programa Integral de Desarrollo Rural	8,039.5
	Agricultura Familiar, Periurbana y de Traspatio	505.2
	Atención a Desastres Naturales en el Sector Agropecuario y Pesquero	4,134.6
	Capacitación y Extensión de Educación Agropecuaria	157.0
	Coordinación para la Integración de Proyectos	169.0
	Desarrollo de Zonas Áridas (PRODEZA)	1,271.9
	Desarrollo Integral de Cadenas de Valor	191.1
	Extensión e Innovación Productiva	628.0
	Extensionismo Rural	678.0
	Fortalecimiento a Organizaciones Rurales	304.7
	Economía	**3,104.1**
	Fondo de Microfinanciamiento a Mujeres Rurales (FOMMUR)	205.2
	Programa de Fomento a la Economía Social	2,432.8
	Programa Nacional de Financiamiento al Microempresario (PRONAFIM) y Fondo Nacional Emprendedor	466.2
	Turismo	**175.5**
	Ecoturismo y Turismo Rural	175.5
	5. Programa de Prevención y Manejo de Riesgos	**391.7**
	Desarrollo Agrario, Territorial y Urbano	**231.8**
	Apoyos a Jóvenes para la Productividad de Futuras Empresas Rurales	231.8
	Desarrollo Social	**159.9**
	Fondo Nacional de Fomento a las Artesanías (FONART)	159.9
3. Medio Ambiente		**16,046.7**
	6. Programa de Sustentabilidad de los Recursos Naturales	**16,046.7**
	Agricultura, Ganadería, Desarrollo Rural, Pesca y Alimentación	**8,856.6**
	Programa de Fomento a la Agricultura	1,098.0
	Bioenergía y Sustentabilidad	435.4
	Reconversión y Productividad	662.5
	Programa de Fomento a la Productividad Pesquera y Acuícola	483.5
	PROPESCA	250.0
	Desarrollo Estratégico de la Acuacultura	108.1
	Ordenamiento Pesquero y Acuícola Integral y Sustentable	56.3
	Soporte para la Vigilancia de los Recursos Pesqueros y Acuícolas	69.1
	Programa de Fomento Ganadero	5,431.7
	Bioseguridad pecuaria	200.0
	Infraestructura y equipo del repoblamiento	283.5
	PROGAN Productivo	4,198.2
	Repoblamiento y Recría Pecuaria	750.0
	Programa Integral de Desarrollo Rural	1,843.4
	Conservación y Uso Sustentable de Suelo y Agua (COUSSA)	1,843.4
	Medio Ambiente y Recursos Naturales	**7,190.1**

	Forestal	**5,052.9**
	Protección al medio ambiente en el medio rural	2,137.2
	Desarrollo Regional Sustentable	226.2
	PET (Incendios Forestales)	589.2
	PROFEPA	192.2
	Vida Silvestre	1,129.6
4. Educativa		**35,442.0**
	7. Programa de Educación e Investigación	**35,442.0**
	Agricultura, Ganadería, Desarrollo Rural, Pesca y Alimentación	**5,773.5**
	Colegio de Postgraduados	1,217.0
	CSAEGRO	96.3
	Instituto Nacional de Investigaciones Forestales, Agrícolas y Pecuarias (INIFAP)	1,365.6
	Instituto Nacional de Pesca (INAPESCA)	705.2
	Universidad Autónoma Chapingo	2,389.3
	Educación Pública	**29,668.6**
	Desarrollo de Capacidades	5,644.6
	Educación Agropecuaria	6,188.7
	Infraestructura Educativa Tecnológica	99.8
	PROSPERA Programa de Inclusión Social	16,724.5
	Programa Educativo Rural	207.6
	Universidad Autónoma Agraria Antonio Narro	903.2
5. Laboral		**1,169.4**
	8. Programa de mejoramiento de condiciones laborales en el medio rural	**1,169.4**
	Trabajo y Previsión Social	**140.0**
	Trabajadores Agrícolas Temporales	140.0
	Desarrollo Social	**1,029.4**
	PET	1,029.4
6. Social		**96,702.0**
	9. Programa de atención a la pobreza en el medio rural	**61,722.2**
	Relaciones Exteriores	**75.0**
	Atención a migrantes	75.0
	Hacienda y Crédito Público	**12,129.3**
	Atención a Indígenas (CDI)	12,129.3
	Desarrollo Agrario, Territorial y Urbano	**2,769.1**
	Atención a la población	2,769.1
	Vivienda Rural	2,769.1
	Desarrollo Social	**46,748.7**
	Atención a la población	46,748.7
	Jornaleros Agrícolas	238.7
	PROSPERA Programa de Inclusión Social	6,011.8
	Pensión para Adultos Mayores	35,437.0
	Programa para el Desarrollo de Zonas Prioritarias	5,061.2
	10. Programa de Derecho a la Alimentación	**34,979.9**
	Agricultura, Ganadería, Desarrollo Rural, Pesca y Alimentación	**5,738.4**
	Programa de Fomento a la Agricultura	1,266.3
	Programa de Incentivos para Productores de Maíz	1,266.3



	y Frijol (PIMAF)	
	Programa de Fomento a la Productividad Pesquera y Acuícola	98.8
	Fomento al Consumo de Productos Pesqueros y Acuícolas	98.8
	Programa Integral de Desarrollo Rural	4,373.2
	Modernización Sustentable de la Agricultura Tradicional (MASAGRO)	601.9
	Proyecto Estratégico de Seguridad Alimentaria (PESA)	3,380.9
	Vinculación con Organismos de la Sociedad Civil	390.4
	Desarrollo Social	**29,241.5**
	Abasto Rural a cargo de Diconsa S. A. de C.V.	1,466.3
	PROSPERA Programa de Inclusión Social	24,047.2
	Programa Alimentario	3,728.0
7. Infraestructura		**70,837.9**
	11. Programa de infraestructura en el medio rural	**70,837.9**
	Comunicaciones y Transportes	**14,673.8**
	Infraestructura	14,673.8
	Caminos Rurales	14,673.8
	Medio Ambiente y Recursos Naturales	**15,569.1**
	IMTA	267.3
	Infraestructura Hidroagrícola	11,184.8
	Programa de perforación y equipamiento de pozos agrícolas en estados afectados con sequía	85.2
	Programas Hidráulicos	4,031.9
	Aportaciones Federales para Entidades Federativas y Municipios	**40,594.9**
	Aportaciones Federales para Entidades Federativas y Municipios	40,594.9
8. Salud		**48,103.3**
	12. Programa de atención a las condiciones de salud en el medio rural	**48,103.3**
	Salud	**38,034.0**
	Salud en población rural	38,034.0
	Desarrollo de Capacidades	640.0
	Sistema de Protección Social en Salud (SPSS)	37,394.0
	PROSPERA Programa de Inclusión Social	5,003.1
	Seguro Médico Siglo XXI	1,956.1
	Seguro Popular	30,434.9
	Aportaciones a Seguridad Social	**10,069.3**
	IMSS-PROSPERA	9,719.3
	Seguridad Social Cañeros	350.0
9. Agraria		**1,368.4**
	13. Programa para la atención de aspectos agrarios	**1,368.4**
	Desarrollo Agrario, Territorial y Urbano	**1,368.4**
	Atención de aspectos agrarios	1,368.4
	Archivo General Agrario	361.3
	Conflictos Agrarios y Obligaciones Jurídicas /1	661.0
	Fondo de Apoyo para los Núcleos Agrarios sin	346.1



	Regularizar (FANAR)	
10. Administrativa		**10,760.7**
	14. Gasto Administrativo	**10,760.7**
	Agricultura, Ganadería, Desarrollo Rural, Pesca y Alimentación	**7,380.2**
	ASERCA	274.8
	Comité Nal. para el Desarrollo Sustentable de la Caña de Azúcar	37.3
	CONAPESCA	1,102.6
	CONAZA	80.3
	Dependencia	4,297.7
	FEESA	158.8
	FIRCO	317.2
	INCA RURAL	33.0
	SENASICA (Incluye obra pública de inspección)	895.6
	SIAP	130.1
	SNICS	52.9
	Desarrollo Agrario, Territorial y Urbano	**2,340.6**
	Dependencia	767.9
	Procuraduría Agraria	1,092.8
	Registro Agrario Nacional	479.9
	Tribunales Agrarios	**1,039.9**
	Tribunales Agrarios	1,039.9

1_/ Incluye 50.0 mdp correspondientes a asignaciones al FIFONAFE.

ANEXO 11.1 DISTRIBUCIÓN DE RECURSOS POR ENTIDAD FEDERATIVA (millones de pesos)

Entidad	Concurrencia con Entidades Federativas	Extensión e Innovación Productiva	Sistemas Producto Agrícolas y Pecuarios	COUSSA	PESA	Información Estadística y Estudios (SNIDRUS)	Sanidad e Inocuidad Agroalimentaria
Aguascalientes	61.8	8.3	10.4	6.1	0.0	0.9	23.5
Baja California	79.5	10.7	1.0	7.8	0.0	1.4	31.8
Baja California Sur	44.3	5.9	0.3	4.3	0.0	1.0	29.3
Campeche	81.5	10.9	0.9	8.0	54.3	1.4	56.2
Coahuila	164.8	14.7	0.3	10.8	0.0	0.0	52.1
Colima	51.5	6.9	1.5	5.1	20.9	1.0	26.5
Chiapas	293.7	39.4	4.4	28.9	446.4	4.4	112.5
Chihuahua	153.9	20.7	1.7	15.1	123.1	2.2	76.9
Distrito Federal	36.3	5.0	1.2	3.6	0.0	2.0	3.8
Durango	122.8	16.4	1.2	12.0	127.0	2.2	58.7
Guanajuato	204.9	27.5	1.4	20.1	12.6	2.3	69.8
Guerrero	188.1	25.1	0.0	18.6	630.1	2.8	68.5
Hidalgo	164.8	21.9	1.2	16.3	242.7	2.1	53.3
Jalisco	229.1	31.2	1.5	22.2	22.1	4.7	112.2
México	202.9	26.9	3.5	20.1	132.2	4.2	48.0
Michoacán	209.8	28.1	4.1	20.6	122.0	3.4	123.1
Morelos	99.8	13.3	0.3	9.8	78.9	0.9	36.6
Nayarit	98.9	13.2	2.6	9.7	48.1	1.7	67.3
Nuevo León	91.7	12.3	0.3	9.1	0.0	1.4	52.2
Oaxaca	269.9	36.2	8.8	26.4	450.6	2.7	49.7



Puebla	211.0	28.3	5.4	20.7	241.4	2.5	70.0
Querétaro	94.2	12.6	0.3	9.2	20.9	1.1	27.7
Quintana Roo	55.5	7.4	1.0	5.4	20.9	0.8	28.4
San Luis Potosí	123.9	16.5	2.0	12.1	126.0	2.3	58.7
Sinaloa	199.2	26.6	1.0	19.6	0.0	2.2	238.8
Sonora	197.7	26.4	1.5	19.4	0.0	2.6	96.1
Tabasco	134.7	18.1	2.1	13.3	16.8	3.9	60.2
Tamaulipas	163.5	21.9	7.5	16.1	20.9	2.7	85.7
Tlaxcala	68.3	9.2	0.3	6.8	42.6	0.9	13.9
Veracruz	331.3	44.4	10.8	32.6	240.0	3.8	110.8
Yucatán	135.2	18.1	0.0	13.3	16.1	0.0	51.0
Zacatecas	178.9	24.0	1.5	17.6	124.1	2.1	46.3
TOTAL	**4,743.3**	**628.0**	**79.9**	**460.9**	**3,380.9**	**67.6**	**2,039.6**

ANEXO 12. PROGRAMA DE CIENCIA, TECNOLOGÍA E INNOVACIÓN (pesos)

Ramo	Unidad Responsable	Recursos Fiscales	Recursos Propios	Monto Total
TOTAL		**73,292,659,117**	**14,773,152,968**	**88,065,812,085**
04 Gobernación		**86,697,921**	**0**	**86,697,921**
	Centro Nacional de Prevención de Desastres	86,697,921	0	86,697,921
05 Relaciones Exteriores		**5,300,000**	**0**	**5,300,000**
	Agencia Mexicana de Cooperación Internacional para el Desarrollo	5,300,000	0	5,300,000
08 Agricultura, Ganadería, Desarrollo Rural, Pesca y Alimentación		**6,704,834,825**	**303,200,000**	**7,008,034,825**
	Colegio de Postgraduados	1,217,029,083	12,000,000	1,229,029,083
	Dirección General de Fibras Naturales y Biocombustibles	253,828,418	0	253,828,418
	Dirección General de Productividad y Desarrollo Tecnológico	794,015,625	0	794,015,625
	Instituto Nacional de Investigaciones Forestales, Agrícolas y Pecuarias	1,359,651,898	257,600,000	1,617,251,898
	Instituto Nacional de Pesca	691,003,452	30,000,000	721,003,452
	Universidad Autónoma Chapingo	2,389,306,349	3,600,000	2,392,906,349
09 Comunicaciones y Transportes		**289,949,477**	**0**	**289,949,477**
	Instituto Mexicano del Transporte	177,966,277	0	177,966,277
	Agencia Espacial Mexicana	111,983,200	0	111,983,200
10 Economía		**1,774,335,906**	**692,519,760**	**2,466,855,666**
	Centro Nacional de Metrología	320,160,406	78,073,124	398,233,530
	Dirección General de Industrias Ligeras	5,000,000	0	5,000,000
	Dirección General de Innovación, Servicios y Comercio Interior	1,130,151,796	0	1,130,151,796
	Instituto Mexicano de la Propiedad Industrial	0	148,914,876	148,914,876
	Instituto Nacional del Emprendedor	112,247,617	0	112,247,617
	Procuraduría Federal del Consumidor	1,100,000	2,486,200	3,586,200
	Servicio Geológico Mexicano	205,676,087	463,045,560	668,721,647
11 Educación Pública		**18,443,257,882**	**1,656,430,073**	**20,099,687,955**



	Centro de Enseñanza Técnica Industrial	2,783,675	0	2,783,675
	Centro de Investigación y de Estudios Avanzados del Instituto Politécnico Nacional	2,154,034,115	922,539,732	3,076,573,847
	Comisión de Operación y Fomento de Actividades Académicas del Instituto Politécnico Nacional	93,070,595	44,048,722	137,119,317
	Dirección General de Desarrollo de la Gestión e Innovación Educativa	2,430,000	0	2,430,000
	Dirección General de Educación Superior Universitaria	270,004,500	0	270,004,500
	El Colegio de México, A.C.	560,976,158	114,778,619	675,754,777
	Instituto Nacional de Antropología e Historia	250,093,227	0	250,093,227
	Instituto Politécnico Nacional	2,867,860,161	0	2,867,860,161
	Subsecretaría de Educación Media Superior	7,276,975	0	7,276,975
	Universidad Autónoma Agraria Antonio Narro	186,394,652	4,770,316	191,164,968
	Universidad Autónoma Metropolitana	2,125,630,315	30,000,000	2,155,630,315
	Universidad Nacional Autónoma de México	9,683,280,516	540,292,684	10,223,573,200
	Universidad Pedagógica Nacional	39,304,672	0	39,304,672
	Tecnológico Nacional de México	200,118,321	0	200,118,321
12 Salud		**5,775,758,799**	**453,975,888**	**6,229,734,687**
	Centro Regional de Alta Especialidad de Chiapas	11,584,010	0	11,584,010
	Centros de Integración Juvenil, A.C.	10,505,216	86,761	10,591,977
	Comisión Coordinadora de Institutos Nacionales de Salud y Hospitales de Alta Especialidad	2,590,560	0	2,590,560
	Dirección General de Calidad y Educación en Salud	2,910,084,258	0	2,910,084,258
	Hospital General "Dr. Manuel Gea González"	82,962,053	1,420,000	84,382,053
	Hospital General de México "Dr. Eduardo Liceaga"	130,645,548	6,082,135	136,727,683
	Hospital Infantil de México Federico Gómez	164,389,047	10,025,500	174,414,547
	Hospital Juárez de México	180,514,898	0	180,514,898
	Hospital Regional de Alta Especialidad de Ciudad Victoria "Bicentenario 2010"	1,723,343	510,000	2,233,343
	Hospital Regional de Alta Especialidad de Ixtapaluca	5,067,899	660,000	5,727,899
	Hospital Regional de Alta Especialidad de la Península de Yucatán	97,341,923	0	97,341,923
	Hospital Regional de Alta Especialidad de Oaxaca	6,980,464	10,000	6,990,464
	Hospital Regional de Alta Especialidad del Bajío	15,206,312	11,200,000	26,406,312
	Instituto Nacional de Cancerología	104,006,721	29,776,265	133,782,986
	Instituto Nacional de Cardiología Ignacio Chávez	138,943,564	0	138,943,564
	Instituto Nacional de Ciencias Médicas y Nutrición Salvador Zubirán	278,799,726	89,118,639	367,918,365
	Instituto Nacional de Enfermedades Respiratorias Ismael Cosío Villegas	186,785,650	28,472,881	215,258,531
	Instituto Nacional de Geriatría	50,547,197	2,940,000	53,487,197
	Instituto Nacional de Medicina Genómica	193,446,210	6,370,000	199,816,210
	Instituto Nacional de Neurología y Neurocirugía Manuel Velasco Suárez	105,850,171	19,122,700	124,972,871
	Instituto Nacional de Pediatría	200,845,324	9,441,970	210,287,294



	Instituto Nacional de Perinatología Isidro Espinosa de los Reyes	235,012,302	29,871,551	264,883,853
	Instituto Nacional de Psiquiatría Ramón de la Fuente Muñiz	121,350,446	10,309,345	131,659,791
	Instituto Nacional de Rehabilitación	117,510,528	5,079,437	122,589,965
	Instituto Nacional de Salud Pública	373,314,510	150,895,916	524,210,426
	Laboratorios de Biológicos y Reactivos de México, S.A. de C.V.	0	42,582,788	42,582,788
	Servicios de Atención Psiquiátrica	390,000	0	390,000
	Sistema Nacional para el Desarrollo Integral de la Familia	49,360,919	0	49,360,919
13 Marina		**15,000,000**	**0**	**15,000,000**
	Dirección General de Investigación y Desarrollo	15,000,000	0	15,000,000
16 Medio Ambiente y Recursos Naturales		**543,728,225**	**254,250,000**	**797,978,225**
	Comisión Nacional del Agua	11,400,000	0	11,400,000
	Comisión Nacional Forestal	7,400,000	0	7,400,000
	Instituto Mexicano de Tecnología del Agua	267,305,209	254,250,000	521,555,209
	Instituto Nacional de Ecología y Cambio Climático	257,623,016	0	257,623,016
17 Procuraduría General de la República		**142,419,381**	**56,000,000**	**198,419,381**
	Instituto Nacional de Ciencias Penales	142,419,381	56,000,000	198,419,381
18 Energía		**808,070,678**	**7,356,121,499**	**8,164,192,177**
	Instituto de Investigaciones Eléctricas	255,788,169	702,098,080	957,886,249
	Instituto Mexicano del Petróleo	0	6,439,880,736	6,439,880,736
	Instituto Nacional de Investigaciones Nucleares	552,282,509	214,142,683	766,425,192
21 Turismo		**30,810,460**	**0**	**30,810,460**
	Instituto de Competitividad Turistica	30,810,460	0	30,810,460
23 Provisiones Salariales y Económicas		**4,913,600,000**	**0**	**4,913,600,000**
	Unidad de Política y Control Presupuestario	4,913,600,000	0	4,913,600,000
38 Consejo Nacional de Ciencia y Tecnología		**33,706,667,621**	**3,411,108,062**	**37,117,775,683**
	Centro de Ingeniería y Desarrollo Industrial	392,183,504	220,941,929	613,125,433
	Centro de Investigación Científica de Yucatán, A.C.	257,057,716	16,844,666	273,902,382
	Centro de Investigación Científica y de Educación Superior de Ensenada, Baja California	532,561,130	42,231,323	574,792,453
	Centro de Investigación en Alimentación y Desarrollo, A.C.	364,200,590	55,728,286	419,928,876
	Centro de Investigación en Geografía y Geomática, "Ing. Jorge L. Tamayo", A.C.	67,036,541	8,067,593	75,104,134
	Centro de Investigación en Matemáticas, A.C.	227,833,036	25,610,850	253,443,886
	Centro de Investigación en Materiales Avanzados, S.C.	179,987,394	48,913,919	228,901,313
	Centro de Investigación en Química Aplicada	218,407,445	25,289,955	243,697,400
	Centro de Investigación y Asistencia en Tecnología y Diseño del Estado de Jalisco, A.C.	194,122,853	38,954,386	233,077,239
	Centro de Investigación y Desarrollo Tecnológico en Electroquímica, S.C.	160,297,405	41,320,768	201,618,173
	Centro de Investigación y Docencia Económicas, A.C.	505,673,655	40,000,000	545,673,655
	Centro de Investigaciones Biológicas del Noroeste, S.C.	432,452,870	19,881,532	452,334,402
	Centro de Investigaciones en Óptica, A.C.	206,413,885	9,387,529	215,801,414



Centro de Investigaciones y Estudios Superiores en Antropología Social	299,401,499	2,737,955	302,139,454
CIATEC, A.C. "Centro de Innovación Aplicada en Tecnologías Competitivas"	200,649,339	88,875,400	289,524,739
CIATEQ, A.C. Centro de Tecnología Avanzada	259,019,591	367,343,511	626,363,102
Consejo Nacional de Ciencia y Tecnología	27,140,078,974	2,600,000	27,142,678,974
Corporación Mexicana de Investigación en Materiales, S.A. de C.V.	0	990,870,817	990,870,817
El Colegio de la Frontera Norte, A.C.	313,240,598	40,491,435	353,732,033
El Colegio de la Frontera Sur	330,897,262	63,306,758	394,204,020
El Colegio de Michoacán, A.C.	161,230,638	3,479,904	164,710,542
El Colegio de San Luis, A.C.	114,811,665	4,999,500	119,811,165
Fondo de Información y Documentación para la Industria	0	974,859,538	974,859,538
Fondo para el Desarrollo de Recursos Humanos	81,860,375	121,631,085	203,491,460
Instituto de Ecología, A.C.	280,678,846	48,856,067	329,534,913
Instituto de Investigaciones "Dr. José María Luis Mora"	199,019,954	11,395,530	210,415,484
Instituto Nacional de Astrofísica, Óptica y Electrónica	417,132,809	44,655,846	461,788,655
Instituto Potosino de Investigación Científica y Tecnológica, A.C.	170,418,047	51,831,980	222,250,027
GYR Instituto Mexicano del Seguro Social	**0**	**549,113,710**	**549,113,710**
Instituto Mexicano del Seguro Social	0	549,113,710	549,113,710
GYN Instituto de Seguridad y Servicios Sociales de los Trabajadores del Estado	**52,227,942**	**40,433,976**	**92,661,918**
Instituto de Seguridad y Servicios Sociales de los Trabajadores del Estado	52,227,942	40,433,976	92,661,918

*_/ En el presente ejercicio fiscal, el Gobierno Federal a través del Instituto Politécnico Nacional y conforme a las disponibilidades presupuestarias, podrá asignar recursos para la construcción del Cluster Politécnico Atlacomulco en el Estado de México.

ANEXO 13. EROGACIONES PARA LA IGUALDAD ENTRE MUJERES Y HOMBRES (pesos)

Ramo	Programa Presupuestario	Monto
Total		**24,308,185,225**
01 Poder Legislativo		**18,850,000**
	Actividades derivadas del trabajo legislativo	18,850,000
	H. Cámara de Diputados [1_/]	14,850,000
	H. Cámara de Senadores [2_/]	4,000,000
04 Gobernación		**263,415,879**
	Promover la atención y prevención de la violencia contra las mujeres	197,915,879
	Planeación demográfica del país	10,000,000
	Promover la prevención, protección y atención en materia de trata de personas	10,750,000
	Mecanismo de Protección para Personas Defensoras de Derechos Humanos y Periodistas	26,000,000
	Implementar las políticas, programas y acciones tendientes a garantizar la seguridad pública de la Nación y sus habitantes	4,500,000
	Conducción de la política en materia de Derechos Humanos	1,950,000
	Fomento de la cultura de la participación ciudadana en la prevención del delito	2,000,000
	Promover la Protección de los Derechos Humanos y Prevenir la Discriminación	10,300,000
05 Relaciones Exteriores		**17,000,000**



	Protección y asistencia consular	12,000,000
	Actividades de apoyo administrativo	4,000,000
	Foros, publicaciones y actividades en materia de equidad de género	1,000,000
06 Hacienda y Crédito Público		**1,613,147,227**
	Atención a Víctimas	190,134
	Actividades de apoyo administrativo	25,336,299
	Actividades de apoyo a la función pública y buen gobierno	7,939,057
	Fortalecimiento de la Igualdad Sustantiva entre Mujeres y Hombres	512,321,454
	Fortalecimiento a la Transversalidad de la Perspectiva de Género	417,820,713
	Programa para el Mejoramiento de la Producción y la Productividad Indígena	554,273,430
	Programa de Derechos Indígenas	95,266,140
07 Defensa Nacional		**108,000,000**
	Programa de igualdad entre mujeres y hombres SDN	108,000,000
08 Agricultura, Ganadería, Desarrollo Rural, Pesca y Alimentación		**1,985,691,204**
	Registro, Control y Seguimiento de los Programas Presupuestarios	4,411,222
	Programa de Apoyo para la Productividad de la Mujer Emprendedora	1,180,648,032
	Fondo para el Apoyo a Proyectos Productivos en Núcleos Agrarios (FAPPA)	355,631,950
	Programa Integral de Desarrollo Rural	445,000,000
09 Comunicaciones y Transportes		**8,461,625**
	Definición y conducción de la política de comunicaciones y transportes	8,461,625
10 Economía		**1,912,039,131**
	Actividades de apoyo administrativo	4,000,000
	Fondo de Microfinanciamiento a Mujeres Rurales (FOMMUR)	205,160,020
	Programa de Fomento a la Economía Social	963,455,111
	Fondo Nacional Emprendedor	650,000,000
	Programa Nacional de Financiamiento al Microempresario	89,424,000
11 Educación Pública		**3,517,055,423**
	Prestación de servicios de educación superior y posgrado	5,200,000
	Impulso al desarrollo de la cultura	25,000,000
	Diseño y aplicación de políticas de equidad de género	83,000,000
	Programa Nacional de Becas	3,086,598,431
	Programa para la Inclusión y la Equidad Educativa	232,256,992
	Programa de fortalecimiento de la calidad en instituciones educativas	75,000,000
	Programa para el Desarrollo Profesional Docente	10,000,000
12 Salud		**5,127,540,016**
	Formación y desarrollo profesional de recursos humanos especializados para la salud	63,537,839
	Capacitación técnica y gerencial de recursos humanos para la salud	1,753,362
	Investigación y desarrollo tecnológico en salud	177,281,606
	Prestación de servicios en los diferentes niveles de atención a la salud	1,287,221,789
	Prevención y atención contra las adicciones	6,669,476
	Reducción de enfermedades prevenibles por vacunación	316,473,888
	Actividades de apoyo administrativo	4,000,000
	Rectoría en Salud	17,776,299
	Promoción de la salud, prevención y control de enfermedades crónicas no transmisibles, enfermedades transmisibles y lesiones	6,047,396
	Prevención y atención de VIH/SIDA y otras ITS	323,540,504
	Atención de la Salud Reproductiva y la Igualdad de Género en Salud	1,671,386,069
	Programa de Atención a Familias y Población Vulnerable	91,965,765
	Programa de estancias infantiles para apoyar a madres trabajadoras	315,145,082

	Reducción de la mortalidad materna y calidad en la atención obstétrica	521,008,720
	Prevención y Control de Sobrepeso, Obesidad y Diabetes	323,732,221
13 Marina		**70,200,000**
	Administración y fomento de la educación naval	3,000,000
	Proyectos de infraestructura social de asistencia y seguridad social	63,200,000
	Actividades de apoyo administrativo	4,000,000
14 Trabajo y Previsión Social		**47,221,422**
	Procuración de justicia laboral	26,500,000
	Fomento de la equidad de género y la no discriminación en el mercado laboral	20,721,422
15 Desarrollo Agrario, Territorial y Urbano		**2,891,819,990**
	Fomento al desarrollo agrario	85,984,513
	Actividades de apoyo administrativo	4,000,000
	Programa Hábitat	625,115,363
	Programa de vivienda digna	673,417,806
	Programa de Vivienda Rural	202,124,964
	Rescate de espacios públicos	133,850,801
	Programa de esquema de financiamiento y subsidio federal para vivienda	1,167,326,543
16 Medio Ambiente y Recursos Naturales		**525,200,597**
	Planeación, Dirección y Evaluación Ambiental	4,000,000
	Programa de Conservación para el Desarrollo Sostenible (PROCODES)	79,184,978
	Programa de Empleo Temporal (PET)	219,332,099
	Programa Nacional Forestal Pago por Servicios Ambientales	207,825,692
	Programa hacia la igualdad y la sustentabilidad ambiental	14,857,827
17 Procuraduría General de la República		**156,111,393**
	Investigar y perseguir los delitos del orden federal	84,588,839
	Investigar y perseguir los delitos relativos a la Delincuencia Organizada	53,745,596
	Promoción del respeto a los derechos humanos y atención a víctimas del delito	13,776,958
	Actividades de apoyo administrativo	4,000,000
18 Energía		**9,422,579**
	Gestión e implementación en aprovechamiento sustentable de la energía	109,393
	Promoción en materia de aprovechamiento sustentable de la energía	40,607
	Regulación y supervisión del otorgamiento de permisos y la administración de estos, en materia de electricidad, gas natural y gas licuado de petróleo	130,000
	Regulación y supervisión de la seguridad nuclear, radiológica y física de las instalaciones nucleares y radiológicas	99,760
	Actividades de apoyo administrativo	4,000,000
	Coordinación de la implementación de la política energética y de las entidades del sector electricidad	5,042,819
19 Aportaciones a Seguridad Social		**600,000**
	Apoyo Económico a Viudas de Veteranos de la Revolución Mexicana	600,000
20 Desarrollo Social		**5,799,139,328**
	Generación y articulación de políticas públicas integrales de juventud	49,115,747
	Definición y conducción de la política del desarrollo social y comunitario, así como la participación social	4,000,000
	Programa de Opciones Productivas	41,152,890
	Programa de Coinversión Social	157,648,757
	PROSPERA Programa de Inclusión Social	400,000,000
	Programa de Apoyo a las Instancias de Mujeres en las Entidades Federativas, Para	303,000,000

	Implementar y Ejecutar Programas de Prevención de la Violencia Contra las Mujeres	
	Programa de estancias infantiles para apoyar a madres trabajadoras	3,807,525,542
	Seguro de vida para jefas de familia	1,036,696,392
21 Turismo		**15,079,591**
	Planeación y conducción de la política de turismo	15,079,591
22 Instituto Nacional Electoral		**19,985,200**
	Gestión Administrativa	12,000,000
	Dirección, soporte jurídico electoral y apoyo logístico	4,000,000
	Otorgamiento de prerrogativas a partidos políticos, fiscalización de sus recursos y administración de los tiempos del estado en radio y televisión	3,985,200
35 Comisión Nacional de los Derechos Humanos		**28,790,310**
	Promover, divulgar, dar seguimiento, evaluar y monitorear la política nacional en materia de Igualdad entre mujeres y hombres, y atender asuntos de la mujer	24,790,310
	Actividades de apoyo administrativo	4,000,000
38 Consejo Nacional de Ciencia y Tecnología		**90,000,000**
	Apoyos institucionales para actividades científicas, tecnológicas y de innovación.	90,000,000
40 Información Nacional Estadística y Geográfica		**83,414,310**
	Actividades de apoyo administrativo	4,000,000
	Producción y difusión de información estadística y geográfica de interés nacional	79,414,310
18 Energía 3/		**8,097,924**
	Operación comercial de la Red de Fibra Óptica y apoyo tecnológico a los procesos productivos en control de calidad, sistemas informáticos y de telecomunicaciones	500,000
	Operación y mantenimiento de las centrales generadoras de energía eléctrica	1,000,000
	Suministro de energéticos a las centrales generadoras de electricidad	2,500,000
	Operar y mantener las líneas de transmisión y subestaciones de transformación que integran el Sistema Eléctrico Nacional, así como operar y mantener la Red Nacional de Fibra Óptica, y proporcionar servicios de telecomunicaciones	1,000,000
	Promoción de medidas para el ahorro y uso eficiente de la energía eléctrica	471,000
	Actividades de apoyo administrativo	880,000
	Actividades de apoyo a la función pública y buen gobierno	21,924
	Planeación, dirección, coordinación, supervisión y seguimiento a las funciones y recursos asignados para cumplir con la construcción de la infraestructura eléctrica	1,000,000
	Planeación y dirección de los procesos productivos	725,000
GYR Instituto Mexicano del Seguro Social 3/		**15,603,598,695**
	Servicios de guardería	9,649,702,353
	Atención a la salud reproductiva	5,953,896,342
GYN Instituto de Seguridad y Servicios Sociales de los Trabajadores del Estado 3/		**209,842,670**
	Control del Estado de Salud de la Embarazada	186,925,880
	Equidad de Género	22,916,790

1_/ Incluye recursos por 10.9 millones de pesos para el desarrollo de proyectos y actividades a cargo de Comisión de Igualdad de Género y 4.0 millones de pesos para la creación de la Unidad de Igualdad de Género.

2_/ Incluye recursos por 4.0 millones de pesos para la operación de la Unidad de Igualdad de Género.

3/ El presupuesto no se suma en el total por ser recursos propios.

ANEXO 14. RECURSOS PARA LA ATENCIÓN DE GRUPOS VULNERABLES (pesos)

Ramo	Denominación	MONTO
Total		**52,110,473,838**
04 Gobernación		**150,946,296**
	Consejo Nacional para Prevenir la Discriminación	150,946,296

05 Relaciones Exteriores	**225,700,000**
Protección y asistencia consular	225,700,000
11 Educación Pública [1/]	**1,800,472,653**
Apoyos a centros y organizaciones de educación	10,000,000
Programa de Escuela Segura	338,662,944
Programa Nacional de Becas	1,185,681,213
Programa para la Inclusión y la Equidad Educativa	266,128,496
12 Salud [1/]	**6,381,617,455**
Asistencia social y protección del paciente	540,824,515
Formación y desarrollo profesional de recursos humanos especializados para la salud	49,360,919
Prevención y atención de VIH/SIDA y otras ITS	423,266,489
Programa de Atención a Familias y Población Vulnerable	93,634,620
Programa de Atención a Personas con Discapacidad	40,541,451
Programa de Desarrollo Comunitario "Comunidad DIFerente"	182,890,128
Programa de estancias infantiles para apoyar a madres trabajadoras	325,860,015
Programa para la Protección y el Desarrollo Integral de la Infancia	135,541,741
Seguro Médico Siglo XXI	2,605,086,400
Servicios de Atención a Población Vulnerable	824,717,955
Instituto Nacional de Rehabilitación	1,159,893,223
14 Trabajo y Previsión Social [1/]	**29,130,629**
Fomento de la equidad de género y la no discriminación en el mercado laboral	29,130,629
15 Desarrollo Agrario, Territorial y Urbano	**40,426,522**
Programa de vivienda digna	40,426,522
20 Desarrollo Social	**42,831,580,103**
Generación y articulación de políticas públicas integrales de juventud	245,578,735
Pensión para Adultos Mayores	36,829,939,448
Programa de Apoyo a las Instancias de Mujeres en las Entidades Federativas, Para Implementar y Ejecutar Programas de Prevención de la Violencia Contra las Mujeres	303,000,000
Programa de Atención a Jornaleros Agrícolas	264,060,999
Programa de Coinversión Social	307,991,635
Programa de estancias infantiles para apoyar a madres trabajadoras	3,458,441,961
Seguro de vida para jefas de familia	1,036,696,392
Servicios a grupos con necesidades especiales	312,028,219
Consejo Nacional para el Desarrollo y la Inclusión de las Personas con Discapacidad	73,842,714
23 Provisiones Salariales y Económicas	**600,000,000**
Fondo para la Accesibilidad de las Personas con discapacidad	600,000,000
35 Comisión Nacional de los Derechos Humanos	**29,580,494**
Atender asuntos relacionados con víctimas del delito	21,120,103
Atender asuntos relativos a la aplicación del Mecanismo Nacional de Promoción, Protección y Supervisión de la Convención sobre los derechos de las Personas con Discapacidad.	8,460,391
GYN Instituto de Seguridad y Servicios Sociales de los Trabajadores del Estado	**21,019,686**
Atención a Personas con Discapacidad	21,019,686

1/ Incluye recursos para la atención de las personas con la condición del espectro autista.

ANEXO 15. ESTRATEGIA NACIONAL PARA LA TRANSICIÓN ENERGÉTICA Y EL APROVECHAMIENTO SUSTENTABLE DE LA ENERGÍA (pesos)

Ramo Denominación	MONTO
Total	**19,108,803,087**
04 Gobernación	**1,173,836**
08 Agricultura, Ganadería, Desarrollo Rural, Pesca y Alimentación	**435,422,591**
12 Salud	**33,000,000**
16 Medio Ambiente y Recursos Naturales	**3,239,350**
Procuraduría Federal de Protección al Ambiente	3,239,350
18 Energía	**18,635,967,310**
Secretaría de Energía	430,300,000
Comisión Nacional para el Uso Eficiente de la Energía	113,039,718
Instituto de Investigaciones Eléctricas	700,000
Pemex-Exploración y Producción	487,296,796
Pemex-Refinación	897,761,301
Pemex-Gas y Petroquímica Básica	21,521,181
Pemex-Petroquímica	176,893,874
Comisión Federal de Electricidad*	16,508,454,440

* Incluye la Inversión Financiada de los Proyectos de Infraestructura Productiva de Largo Plazo

ANEXO 16. RECURSOS PARA LA ADAPTACIÓN Y MITIGACIÓN DE LOS EFECTOS DEL CAMBIO CLIMÁTICO (pesos)

Ramo	Denominación	MONTO
Total		**40,663,437,822**
04 Gobernación		**240,030,704**
	Coordinación del Sistema Nacional de Protección Civil	240,030,704
06 Hacienda y Crédito Público		**54,150,000**
	Programa para el Mejoramiento de la Producción y la Productividad Indígena	54,150,000
08 Agricultura, Ganadería, Desarrollo Rural, Pesca y Alimentación		**13,492,474,379**
	Programa de Fomento a la Agricultura	1,097,958,287
	Programa de Fomento a la Productividad Pesquera y Acuícola	1,995,840,181
	Programa de Fomento Ganadero	4,420,744,342
	Programa Integral de Desarrollo Rural	5,977,931,569
09 Comunicaciones y Transportes		**1,329,333,000**
	Reconstrucción y Conservación de Carreteras	1,329,333,000
10 Economía		**10,450,000**
	Promoción de una cultura de consumo responsable e inteligente	450,000
	Promoción del Comercio Exterior y Atracción de Inversión Extranjera Directa	10,000,000
12 Salud		**643,783,746**
	Protección Contra Riesgos Sanitarios	270,895,964
	Vigilancia epidemiológica	372,887,782
13 Marina		**178,708,250**
	Seguridad a la Navegación y Protección al Medio Ambiente Marino	178,708,250
15 Desarrollo Agrario, Territorial y Urbano		**52,836,193**
	Programa de prevención de riesgos en los asentamientos humanos	35,264,198
	Programa de Reordenamiento y Rescate de Unidades Habitacionales	17,571,995
16 Medio Ambiente y Recursos Naturales		**16,551,384,030**
	Actividades de apoyo a la función pública y buen gobierno	4,330,695
	Actividades de apoyo administrativo	13,226,305
	Capacitación Ambiental y Desarrollo Sustentable	7,581,473
	Consolidar el Sistema Nacional de Áreas Naturales Protegidas	246,188,091
	Cuotas, Apoyos y Aportaciones a Organismos Internacionales	18,259,938
	Fideicomisos Ambientales	1,110,000
	Fomento a Programas de Calidad del Aire y Verificación Vehicular	1,471,006
	Fomento para la Conservación y Aprovechamiento Sustentable de la Vida Silvestre	179,951,127
	Incentivos para la operación de plantas de tratamiento de aguas residuales	258,500,000
	Investigación científica y tecnológica	250,006,416
	Investigación en Cambio Climático, sustentabilidad ambiental y crecimiento verde	242,417,912
	Normatividad Ambiental e Instrumentos de Fomento para el Desarrollo Sustentable	37,547,969
	Planeación, Dirección y Evaluación Ambiental	143,733,541
	Políticas de Investigación de Cambio Climático	5,226,620
	Prevención y gestión integral de residuos	675,712,008
	Programa de Conservación para el Desarrollo Sostenible (PROCODES)	226,242,795
	Programa de Desarrollo Institucional y Ambiental	465,300
	Programa de Empleo Temporal	589,158,594
	Programa de Inspección y Vigilancia en Materia de Medio Ambiente y Recursos Naturales	56,597,819
	Programa de Inversión en Infraestructura Social y de Protección Ambiental	3,263,180
	Programa de Tratamiento de Aguas Residuales	2,990,087,387
	Programa de Vigilancia Comunitaria en Áreas Naturales Protegidas y Zonas de Influencia	22,231,000

	Programa hacia la igualdad y la sustentabilidad ambiental	4,185,465
	Programa Nacional Forestal Pago por Servicios Ambientales	2,206,617,078
	Programa Nacional Forestal-Desarrollo Forestal	2,786,727,721
	Programa Nacional Forestal-Protección Forestal	2,261,070,104
	Regulación Ambiental	68,890,086
	Túnel Emisor Oriente y planta de Tratamiento Atotonilco	3,250,584,400
18 Energía		**1,509,522,257**
	Actividades de apoyo administrativo	4,850,000
	Conducción de la política energética	262,613,619
	Coordinación de la implementación de la política energética y de las entidades del sector electricidad	209,790,076
	Fondo para la Transición Energética y Aprovechamiento Sustentable de Energía	430,300,000
	Gestión e implementación en aprovechamiento sustentable de la energía	33,188,562
	Mantenimiento de infraestructura	125,160,315
	Otros proyectos	54,150,864
	Promoción de medidas para el ahorro y uso eficiente de la energía eléctrica	5,313,434
	Promoción en materia de aprovechamiento sustentable de la energía	25,716,076
	Proyectos de infraestructura económica de hidrocarburos	315,977,830
	Seguimiento y evaluación de políticas públicas en aprovechamiento sustentable de la energía	25,498,454
	Supervisar el aprovechamiento sustentable de la energía	16,963,027
21 Turismo		**655,000**
	Planeación y conducción de la política de turismo	655,000
23 Provisiones Salariales y Económicas		**6,355,059,553**
	Fondo de Desastres Naturales (FONDEN)	6,008,472,100
	Fondo de Prevención de Desastres Naturales (FOPREDEN)	346,587,453
38 Consejo Nacional de Ciencia y Tecnología		**245,050,710**
	Apoyos institucionales para actividades científicas, tecnológicas y de innovación.	5,000,000
	Becas de posgrado y otras modalidades de apoyo a la calidad	100,000,000
	Innovación tecnológica para negocios de alto valor agregado, tecnologías precursoras y competitividad de las empresas	140,050,710

ANEXO 17. EROGACIONES PARA EL DESARROLLO DE LOS JÓVENES (pesos)

Ramo	Denominación	MONTO
Total		**213,325,223,008**
06 Hacienda y Crédito Público		**70,361,683**
	Programa de Apoyo a la Educación Indígena	70,361,683
10 Economía		**205,000,000**
	Programa de Fomento a la Economía Social	5,000,000
	Fondo Nacional Emprendedor	200,000,000
11 Educación Pública		**198,059,606,660**
	Educación Básica	**7,068,464,645**
	Programa Nacional de Becas[2]	130,000,000
	Programa para la Inclusión y la Equidad Educativa	62,848,020
	PROSPERA Programa de Inclusión Social	6,875,616,625
	Educación Media Superior	**73,932,035,401**
	Investigación científica y desarrollo tecnológico	1,542,038
	Diseño, construcción, certificación y evaluación de la infraestructura física educativa	36,786,228
	Formación y certificación para el trabajo	2,606,036,444
	Prestación de servicios de educación media superior	7,994,350,494
	Prestación de servicios de educación técnica	26,847,591,636
	Programa de Formación de Recursos Humanos basados en Competencias (PROFORHCOM)	521,845,465
	Programa para el Desarrollo Profesional Docente	14,851,516
	Programa Nacional de Becas[2]	6,242,935,046

	Programa para la Inclusión y la Equidad Educativa	50,000,000
	PROSPERA Programa de Inclusión Social	10,182,144,789
	Subsidios federales para organismos descentralizados estatales	15,650,511,492
	Programa de Expansión en la Oferta Educativa en Educación Media Superior y Superior	3,633,578,395
	Apoyos a centros y organizaciones de educación	149,861,858
	Educación Superior [1]	**116,992,133,905**
	Prestación de servicios de educación superior y posgrado	38,328,488,179
	Mantenimiento de infraestructura	399,553,449
	Proyectos de infraestructura social del sector educativo	398,853,946
	Programa Nacional de Becas[2]	8,436,986,706
	Programa para la Inclusión y la Equidad Educativa	100,000,000
	Programa de fortalecimiento de la calidad en instituciones educativas	2,655,975,870
	Programa para el Desarrollo Profesional Docente	801,778,000
	Programa de Carrera Docente (UPES)	398,186,640
	Subsidios federales para organismos descentralizados estatales	59,095,294,815
	Fondo para elevar la calidad de la educación superior	1,013,778,213
	Programa de Expansión en la Oferta Educativa en Educación Media Superior y Superior	2,513,935,037
	Apoyos a centros y organizaciones de educación[3]	702,787,663
	Apoyos para saneamiento financiero y la atención a problemas estructurales de las UPES	2,146,515,387
	Posgrado	**66,972,709**
	Programa Nacional de Becas	66,972,709
12 Salud		**409,260,995**
	Prevención y atención contra las adicciones	249,296,612
	Prevención y atención de VIH/SIDA y otras ITS	159,964,383
15 Desarrollo Agrario, Territorial y Urbano		**541,379,285**
	Programa de Vivienda Rural	35,123,562
	Programa de Apoyo a Jóvenes Emprendedores Agrarios.	206,800,000
	Programa de vivienda digna	299,455,723
16 Medio Ambiente y Recursos Naturales		**842,166**
	Planeación, Dirección y Evaluación Ambiental	842,166
20 Desarrollo Social		**346,545,613**
	Instituto Mexicano de la Juventud	346,545,613
25 Previsiones y Aportaciones para los Sistemas de Educación Básica, Normal, Tecnológica y de Adultos		**744,288,684**
	Prestación de servicios de educación normal en el D.F.	744,288,684
33 Aportaciones Federales para Entidades Federativas y Municipios		**11,209,400,190**
	Educación Básica	**3,752,291,890**
	FONE Servicios Personales	2,540,533,900
	FONE Otros de Gasto Corriente	91,371,663
	FONE Gasto de Operación	102,110,036
	FONE Fondo de Compensación	73,753,903
	FAM Infraestructura Educativa Básica	55,193,267
	FAETA Educación de Adultos	889,329,121
	Educación Media Superior	**4,276,569,014**
	FAM Infraestructura Educativa Media Superior y Superior	479,459,480
	FAETA Educación Tecnológica	3,797,109,534
	Educación Superior	**3,180,539,286**
	FAM Infraestructura Educativa Media Superior y Superior	3,180,539,286
GYR Instituto Mexicano del Seguro Social		**1,738,537,732**
	Atención a la salud reproductiva	1,738,537,732

NOTAS:

1_/ Incluye recursos por 70 millones de pesos (mdp) para la Fundación UNAM

2_/ Incluye recursos por 400 mdp para el Programa Becas Salario para el estado de Morelos, aplicable entre los niveles de educación básica, media superior y superior.

3_/ Incluye 150 mdp para la Universidad Autónoma de la Ciudad de México.

ANEXO 18. RECURSOS PARA LA ATENCIÓN DE NIÑAS, NIÑOS Y ADOLESCENTES (pesos)

Ramo	Denominación	MONTO
Total		**706,115,522,447**
06 Hacienda y Crédito Público		**1,009,860,489**
	Programa de Apoyo a la Educación Indígena[1/]	1,009,860,489
08 Agricultura, Ganadería, Desarrollo Rural, Pesca y Alimentación		**734,025,241**
	Desarrollo y aplicación de programas educativos a nivel medio superior	734,025,241
11 Educación Pública		**133,605,488,843**
	Atención a la Demanda de Educación para Adultos (INEA)	488,019,915
	Cultura Física	220,925,668
	Diseño y aplicación de la política educativa	519,151,479
	Diseño y aplicación de políticas de equidad de género	16,600,000
	Diseño, construcción, certificación y evaluación de la infraestructura física educativa	36,786,228
	Edición, producción y distribución de libros y otros materiales educativos	2,748,289,657
	Escuelas Dignas	3,330,000,000
	Evaluaciones confiables de la calidad educativa y difusión oportuna de sus resultados	353,664,589
	Formación y certificación para el trabajo	1,042,414,578
	Fortalecimiento a la Educación Temprana y el Desarrollo Infantil	950,000,000
	Investigación científica y desarrollo tecnológico	1,542,038
	Mantenimiento de infraestructura	135,054,954
	Normar los servicios educativos	20,971,228
	Prestación de Servicios de Educación Inicial y Básica Comunitaria	4,256,213,421
	Prestación de servicios de educación media superior	7,994,350,494
	Prestación de servicios de educación técnica	26,847,591,636
	Producción y transmisión de materiales educativos y culturales	246,497,715
	Programa de Escuela Segura	338,662,944
	Programa de Expansión en la Oferta Educativa en Educación Media Superior y Superior	3,633,578,395
	Programa de Formación de Recursos Humanos basados en Competencias (PROFORHCOM)	521,845,465
	Programa de Fortalecimiento de la Calidad en Educación Básica	800,007,987
	Programa de Inclusión y Alfabetización Digital	2,510,135,065
	Programa de la Reforma Educativa	9,067,248,270
	Programa Escuelas de Calidad	1,469,822,691
	Programa Escuelas de Tiempo Completo	14,000,381,529
	Programa Nacional de Becas	6,525,045,805
	Programa para el Desarrollo Profesional Docente	203,658,574
	Programa para la Inclusión y la Equidad Educativa	472,376,621
	PROSPERA Programa de Inclusión Social	28,275,872,750
	Proyectos de infraestructura social del sector educativo	928,267,656
	Subsidios federales para organismos descentralizados estatales	15,650,511,492
12 Salud [2/]		**41,730,475,338**
	Atención de la Salud Reproductiva y la Igualdad de Género en Salud	71,222,203
	Capacitación técnica y gerencial de recursos humanos para la salud	1,228,382
	Dignificación, conservación y mantenimiento de la infraestructura y equipamiento en salud	19,400,000
	Formación y desarrollo profesional de recursos humanos especializados para la salud	137,090,258
	Investigación y desarrollo tecnológico en salud	219,291,682
	Prestación de servicios en los diferentes niveles de atención a la salud	1,935,306,701
	Prevención y atención contra las adicciones	223,269,796
	Prevención y atención de VIH/SIDA y otras ITS	1,608,471
	Prevención y Control de Sobrepeso, Obesidad y Diabetes	14,000,000
	Programa de Atención a Personas con Discapacidad	4,864,974
	Programa de estancias infantiles para apoyar a madres trabajadoras	309,567,014
	Programa de Fortalecimiento a las Procuradurías de la Defensa del Menor y la Familia	57,177,887
	Programa para la Protección y el Desarrollo Integral de la Infancia	135,541,741
	Promoción de la salud, prevención y control de enfermedades crónicas no transmisibles, enfermedades transmisibles y lesiones	86,038,278



	PROSPERA Programa de Inclusión Social	3,295,624,099
	Proyectos de infraestructura social de salud	5,000,000
	Reducción de enfermedades prevenibles por vacunación	1,919,935,331
	Reducción de la mortalidad materna y calidad en la atención obstétrica	521,008,720
	Seguro Médico Siglo XXI	2,605,086,400
	Seguro Popular	29,813,584,680
	Servicios de Atención a Población Vulnerable	354,628,721
19 Aportaciones a Seguridad Social		**3,507,695,370**
	Programa IMSS-PROSPERA	3,507,695,370
20 Desarrollo Social		**48,565,028,389**
	Programa de Abasto Social de Leche a cargo de Liconsa, S.A. de C.V.	723,592,268
	Programa de adquisición de leche nacional a cargo de LICONSA, S. A. de C. V.	1,255,373,198
	Programa de Apoyo Alimentario	4,663,588,116
	Programa de Atención a Jornaleros Agrícolas	75,476,157
	Programa de estancias infantiles para apoyar a madres trabajadoras	3,458,441,961
	PROSPERA Programa de Inclusión Social	37,611,034,394
	Seguro de vida para jefas de familia	777,522,294
25 Previsiones y Aportaciones para los Sistemas de Educación Básica, Normal, Tecnológica y de Adultos		**33,289,324,027**
	Becas para la población atendida por el sector educativo	158,289,456
	Prestación de servicios de educación básica en el D.F.	32,386,745,887
	Prestación de servicios de educación normal en el D.F.	744,288,684
33 Aportaciones Federales para Entidades Federativas y Municipios		**362,361,921,924**
	FAETA Educación de Adultos	139,241,415
	FAETA Educación Tecnológica	3,797,109,534
	FAM Asistencia Social	7,021,189,635
	FAM Infraestructura Educativa Básica	6,506,664,474
	FAM Infraestructura Educativa Media Superior y Superior	479,459,480
	FASSA	14,092,433,590
	FONE Fondo de Compensación	8,676,929,752
	FONE Gasto de Operación	12,012,945,449
	FONE Otros de Gasto Corriente	10,749,607,402
	FONE Servicios Personales	298,886,341,193
35 Comisión Nacional de los Derechos Humanos		**4,516,617**
	Atender asuntos de la niñez, la familia, adolescentes y personas adultas mayores	4,516,617
GYR Instituto Mexicano del Seguro Social		**77,087,244,769**
	Atención a la salud pública	2,046,692,552
	Atención a la salud reproductiva	5,953,896,342
	Atención curativa eficiente	59,271,675,559
	Prestaciones sociales eficientes	165,277,964
	Servicios de guardería	9,649,702,353
GYN Instituto de Seguridad y Servicios Sociales de los Trabajadores del Estado		**4,219,941,439**
	Atención Materno Infantil	120,082,087
	Consulta Externa Especializada	583,606,141
	Consulta Externa General	1,112,776,492
	Control de Enfermedades Prevenibles por Vacunación	295,233,518
	Control del Estado de Salud de la Embarazada	186,925,880
	Servicios de Estancias de Bienestar y Desarrollo Infantil	1,921,317,321

[1]/ Programa operado por la Comisión Nacional para el Desarrollo de los Pueblos Indígenas (CDI)

[2]/ Incluye al Sistema Nacional para el Desarrollo Integral de la Familia (DIF)

ANEXO 19. ACCIONES PARA LA PREVENCIÓN DEL DELITO, COMBATE A LAS ADICCIONES, RESCATE DE ESPACIOS PÚBLICOS Y PROMOCIÓN DE PROYECTOS PRODUCTIVOS (Pesos)

Ramo	Denominación	Monto
Total		**143,285,036,007**
04 Gobernación		**37,173,826,629**
	Actividades de apoyo a la función pública y buen gobierno	1,403,758



	Actividades de apoyo administrativo	1,629,089
	Actividades para contribuir al desarrollo político y cívico social del país	65,685,760
	Coordinación con las instancias que integran el Sistema Nacional de Seguridad Pública	649,012,262
	Defensa de los Derechos Humanos	56,054,989
	Fomento de la cultura de la participación ciudadana en la prevención del delito	241,898,629
	Gendarmería Nacional	5,091,970,499
	Implementación de operativos para la prevención y disuasión del delito	20,378,753,962
	Mecanismo de Protección para Personas Defensoras de Derechos Humanos y Periodistas	138,963,571
	Otorgamiento de subsidios en materia de Seguridad Pública a Entidades Federativas, Municipios y el Distrito Federal	4,893,949,427
	Otorgamiento de subsidios para la implementación de la reforma al sistema de justicia penal	1,009,642,931
	Programa Nacional de Prevención del Delito	2,683,230,000
	Promover la atención y prevención de la violencia contra las mujeres	197,915,879
	Promover la prevención, protección y atención en materia de trata de personas	10,750,000
	Promover la Protección de los Derechos Humanos y Prevenir la Discriminación	147,913,449
	Servicios de protección, custodia, vigilancia y seguridad de personas, bienes e instalaciones	1,605,052,424
06 Hacienda y Crédito Público		**402,847,433**
	Atención a Víctimas	186,884,616
	Detección y prevención de ilícitos financieros relacionados con el terrorismo y el lavado de dinero	215,962,817
07 Defensa Nacional		**4,506,384,656**
	Derechos humanos	43,329,753
	Programa de igualdad entre mujeres y hombres SDN	108,000,000
	Programa de Seguridad Pública de la Secretaría de la Defensa Nacional	2,690,444,146
	Sistema educativo militar	1,664,610,757
09 Comunicaciones y Transportes		**1,860,683,006**
	Programa de Empleo Temporal (PET)	1,860,683,006
10 Economía		**1,085,915,054**
	Fondo de Microfinanciamiento a Mujeres Rurales (FOMMUR)	40,320,000
	Fondo Nacional Emprendedor	250,000,000
	Programa de Fomento a la Economía Social	767,650,054
	Programa Nacional de Financiamiento al Microempresario	27,945,000
11 Educación Pública		**85,106,323,964**
	Atención al deporte	845,244,146
	Cultura Física	736,418,894
	Deporte	1,365,862,061
	Diseño, construcción, certificación y evaluación de la infraestructura física educativa	214,122,133
	Formación y certificación para el trabajo	2,606,036,444
	Fortalecimiento a la educación y la cultura indígena	104,931,774
	Impulso al desarrollo de la cultura	8,052,914,216
	Instituciones Estatales de Cultura	1,060,842,688
	Producción y distribución de libros, materiales educativos, culturales y comerciales	285,148,372
	Producción y transmisión de materiales educativos y culturales	1,227,285,393
	Programa de Apoyo a la Infraestructura Cultural de los Estados (PAICE)	600,400,000
	Programa de Apoyo a las Culturas Municipales y Comunitarias (PACMYC)	55,239,648
	Programa de Escuela Segura	338,662,944
	Programa de Expansión en la Oferta Educativa en Educación Media Superior y Superior	6,157,872,534
	Programa de Inclusión y Alfabetización Digital	2,510,135,065
	Programa Escuelas de Calidad	1,469,822,691
	Programa Escuelas de Tiempo Completo	14,000,381,529
	Programa Nacional de Becas	15,199,130,682
	PROSPERA Programa de Inclusión Social	28,275,872,750
12 Salud		**1,404,824,078**
	Atención de la Salud Reproductiva y la Igualdad de Género en Salud	950,000
	Prevención y atención contra las adicciones	1,379,323,059
	Programa Comunidades Saludables	11,345,210
	Promoción de la salud, prevención y control de enfermedades crónicas no transmisibles,	13,205,808

	enfermedades transmisibles y lesiones	
13 Marina		**3,596,597,795**
	Emplear el Poder Naval de la Federación para salvaguardar la soberanía y seguridad nacionales	3,596,597,795
14 Trabajo y Previsión Social		**1,850,000**
	Capacitación a trabajadores	25,000
	Ejecución a nivel nacional de los programas y acciones de la Política Laboral	1,000,000
	Fomento de la equidad de género y la no discriminación en el mercado laboral	125,000
	Instrumentación de la política laboral	700,000
15 Desarrollo Agrario, Territorial y Urbano		**2,087,691,791**
	Fomento al desarrollo agrario	22,430,000
	Programa de Apoyo a Jóvenes Emprendedores Agrarios.	11,590,000
	Programa de Fomento a la Urbanización Rural	25,539,800
	Programa de Reordenamiento y Rescate de Unidades Habitacionales	99,467,308
	Programa de vivienda digna	66,578,735
	Programa Hábitat	791,954,436
	Rescate de espacios públicos	1,070,131,513
17 Procuraduría General de la República		**1,913,146,841**
	Promoción del Desarrollo Humano y Planeación Institucional	1,672,502,138
	Promoción del respeto a los derechos humanos y atención a víctimas del delito	240,644,703
20 Desarrollo Social		**4,144,944,761**
	Actividades de apoyo a la función pública y buen gobierno	2,428,283
	Actividades de apoyo administrativo	27,316,938
	Cuotas, Apoyos y Aportaciones a Organismos Internacionales	3,198,157
	Generación y articulación de políticas públicas integrales de juventud	245,578,735
	Programa 3 x 1 para Migrantes	157,760,527
	Programa de Apoyo a las Instancias de Mujeres en las Entidades Federativas, Para Implementar y Ejecutar Programas de Prevención de la Violencia Contra las Mujeres	171,684,254
	Programa de Coinversión Social	84,292,447
	Programa de Empleo Temporal (PET)	1,280,030,309
	Programa de estancias infantiles para apoyar a madres trabajadoras	622,519,553
	Programa de Opciones Productivas	123,458,669
	Programa para el Desarrollo de Zonas Prioritarias	974,770,550
	Programas del Fondo Nacional de Fomento a las Artesanías (FONART)	197,277,488
	Seguro de vida para jefas de familia	186,605,351
	Subsidios a programas para jóvenes	68,023,500

ANEXO 20. RAMO 23 PROVISIONES SALARIALES Y ECONÓMICAS (pesos)

			MONTO
Previsiones Salariales			**9,395,503,417**
	Situaciones laborales supervenientes		9,395,503,417
Provisiones Económicas			**6,442,090,455**
	Fondo de Desastres Naturales (FONDEN)		6,008,472,100
	Fondo de Prevención de Desastres Naturales (FOPREDEN)		346,587,453
	Comisiones y pago a CECOBAN		87,030,902
Provisiones Salariales y Económicas			**5,367,458,828**
Desarrollo Regional			**60,422,376,565**
	Programas Regionales		3,116,732,639
	Fondo para la Accesibilidad de las Personas con Discapacidad (Anexo 20.1)		600,000,000
	Fondo de Pavimentación y Desarrollo Municipal (Anexo 20.2)		5,000,000,000
	Proyectos de Desarrollo Regional		21,854,556,365
		Programa para el Rescate del Acapulco Tradicional	100,000,000
		Proyectos para el Desarrollo Regional de la Zona Henequenera del Sureste	400,000,000
		Ampliaciones de la H. Cámara de Diputados (Anexo 20.5)	21,354,556,365
	Fondo Regional		**6,976,398,000**
		Chiapas	1,521,873,770



	Guerrero	1,378,035,990
	Oaxaca	1,300,243,375
	Veracruz	485,505,040
	Hidalgo	460,147,995
	Michoacán	441,307,362
	Guanajuato	389,033,085
	Puebla	379,487,333
	Zacatecas	331,633,720
	San Luis Potosí	289,130,330
Fondo Metropolitano		**10,381,546,235**
	Zona Metropolitana de la Ciudad de Aguascalientes	138,098,395
	Zona Metropolitana de la Ciudad de Tijuana	119,752,690
	Zona Metropolitana de Mexicali	38,796,767
	Zona Metropolitana de la Ciudad de Tuxtla Gutiérrez	89,871,342
	Zona Metropolitana de Juárez	53,815,174
	Zona Metropolitana de Chihuahua	47,835,710
	Zona Metropolitana de Saltillo	119,589,276
	Zona Metropolitana de Monclova - Frontera	59,794,638
	Zona Metropolitana de Piedras Negras	47,835,710
	Zona Metropolitana de Colima - Villa de Álvarez	47,835,710
	Zona Metropolitana de Tecomán	28,701,426
	Zona Metropolitana de la Ciudad de León	418,562,469
	Zona Metropolitana de La Laja - Bajío	10,763,034
	Zona Metropolitana de Moroleón - Uriangato	28,701,426
	Zona Metropolitana de la Ciudad de Acapulco	109,957,327
	Zona Metropolitana de Pachuca	119,330,047
	Zona Metropolitana de Tulancingo	35,799,014
	Zona Metropolitana de Tula	59,794,638
	Zona Metropolitana de la Ciudad de Guadalajara	1,052,624,815
	Zona Metropolitana de Ocotlán	34,680,891
	Zona Metropolitana de Toluca	418,562,469
	Zona Metropolitana de Morelia	41,856,246
	Zona Metropolitana de Cuernavaca	53,815,174
	Zona Metropolitana de Cuautla	14,350,712
	Zona Metropolitana de Tepic	59,665,023
	Zona Metropolitana de la Ciudad de Monterrey	906,486,719
	Zona Metropolitana de la Ciudad de Oaxaca	77,733,029
	Zona Metropolitana de Tehuacán	27,864,300
	Zona Metropolitana de la Ciudad de Querétaro	238,660,095
	Zona Metropolitana de la Ciudad de Cancún	116,599,545
	Zona Metropolitana de San Luis Potosí-Soledad de G. S.	95,606,614
	Zona Metropolitana de Río Verde - Cd. Fernández	28,701,425
	Zona Metropolitana de la Ciudad de Villahermosa	119,330,047
	Zona Metropolitana de Reynosa - Río Bravo	47,835,710
	Zona Metropolitana de Matamoros	41,856,247
	Zona Metropolitana de Tlaxcala - Apizaco	41,856,247
	Zona Metropolitana del Valle de México	4,052,282,679
	Zona Metropolitana de Puebla-Tlaxcala	361,159,617
	Zona Metropolitana de la Laguna	604,467,112
	Zona Metropolitana de Puerto Vallarta	49,390,370
	Zona Metropolitana de La Piedad - Pénjamo	19,134,284
	Zona Metropolitana de Veracruz	60,033,817
	Zona Metropolitana de Xalapa	23,917,854
	Zona Metropolitana de Coatzacoalcos	47,835,710
	Zona Metropolitana de Acayucan	22,363,194
	Zona Metropolitana de la Ciudad de Mérida	88,376,474
	Zona Metropolitana de Zacatecas - Guadalupe	59,665,023
Fondo de Apoyo en Infraestructura y productividad		2,535,106,567
Fondo Sur - Sureste		500,000,000
Fondo de Capitalidad		3,500,000,000

Fondo de Apoyo a Migrantes	300,000,000
Fondo de Cultura (Anexo 20.3)	2,237,164,311
Fondo de Infraestructura Deportiva (Anexo 20.4)	3,420,872,448
Otras Provisiones Económicas	**14,342,350,536**
Programa para la Fiscalización del Gasto Federalizado	381,246,198
Contingencias económicas	1,012,725,775
Seguridad y Logística	1,130,207,700
Programa de Seguridad y Monitoreo en el Estado de México	1,500,000,000
Previsión para el Fondo de Aportaciones para la Nómina Educativa y Gasto Operativo	8,587,707,008
Presupuesto Basado en Resultados-Sistema de Evaluación del Desempeño	625,598,695
Provisión para la Armonización Contable	55,865,160
Conservación, Operación y Equipamiento de los Recintos de los Poderes	749,000,000
Fondo para la Reconstrucción de la Infraestructura de Baja California Sur	300,000,000
Gastos asociados a ingresos petroleros	**31,337,100,000**
TOTAL	**127,306,879,801**

ANEXO 20.1. FONDO PARA LA ACCESIBILIDAD DE LAS PERSONAS CON DISCAPACIDAD (pesos)

Entidad	MONTO
Aguascalientes	7,811,707
Baja California	15,891,499
Baja California Sur	5,171,175
Campeche	9,587,461
Coahuila	14,312,129
Colima	9,002,959
Chiapas	22,391,562
Chihuahua	17,739,649
Distrito Federal	38,298,806
Durango	24,956,491
Guanajuato	24,056,155
Guerrero	17,047,319
Hidalgo	14,833,344
Jalisco	31,423,597
México	65,421,154
Michoacán	20,388,745
Morelos	10,780,700
Nayarit	8,155,424
Nuevo León	20,991,119
Oaxaca	18,773,785
Puebla	26,172,205
Querétaro	10,623,833
Quintana Roo	11,329,184
San Luis Potosí	14,724,340
Sinaloa	15,446,269
Sonora	14,028,473
Tabasco	12,907,843
Tamaulipas	16,925,512
Tlaxcala	8,685,988
Veracruz	35,296,909
Yucatán	12,017,231
Zacatecas	24,807,433
TOTAL	**600,000,000**

ANEXO 20.2 FONDO DE PAVIMENTACIÓN Y DESARROLLO MUNICIPAL (pesos)

Entidad	Municipio	Monto
AGUASCALIENTES	AGUASCALIENTES	23,000,000
AGUASCALIENTES	ASIENTOS	2,314,768
AGUASCALIENTES	CALVILLO	7,000,000
AGUASCALIENTES	COSÍO	2,300,000



AGUASCALIENTES	PABELLÓN DE ARTEAGA	2,000,000
AGUASCALIENTES	RINCÓN DE ROMOS	2,100,000
AGUASCALIENTES	TEPEZALÁ	1,285,232
BAJA CALIFORNIA	ENSENADA	10,000,000
BAJA CALIFORNIA	MEXICALI	3,500,000
BAJA CALIFORNIA	TECATE	20,000,000
BAJA CALIFORNIA	TIJUANA	73,815,000
BAJA CALIFORNIA SUR	COMONDÚ	101,500,000
CAMPECHE	CALAKMUL	1,950,000
CAMPECHE	CALKINÍ	4,200,000
CAMPECHE	CAMPECHE	9,250,000
CAMPECHE	CANDELARIA	2,750,000
CAMPECHE	CARMEN	930,000
CAMPECHE	CHAMPOTÓN	3,000,000
CAMPECHE	ESCÁRCEGA	3,300,000
CAMPECHE	HECELCHAKÁN	13,800,000
CAMPECHE	HOPELCHÉN	2,750,000
CAMPECHE	PALIZADA	7,320,000
CAMPECHE	TENABO	750,000
CHIAPAS	CHALCHIHUITÁN	1,000,000
CHIAPAS	LARRÁINZAR	6,543,970
CHIAPAS	MONTECRISTO DE GUERRERO	2,000,000
CHIAPAS	PALENQUE	6,000,000
CHIAPAS	REFORMA	2,368,175
CHIAPAS	TOTOLAPA	1,000,000
CHIAPAS	TUXTLA GUTIÉRREZ	90,000,000
CHIHUAHUA	ALDAMA	1,500,000
CHIHUAHUA	BOCOYNA	1,100,000
CHIHUAHUA	BUENAVENTURA	800,000
CHIHUAHUA	CAMARGO	6,165,250
CHIHUAHUA	CARICHÍ	300,000
CHIHUAHUA	CASAS GRANDES	700,000
CHIHUAHUA	CHIHUAHUA	33,700,000
CHIHUAHUA	COYAME DEL SOTOL	1,010,000
CHIHUAHUA	CUAUHTÉMOC	3,200,000
CHIHUAHUA	CUSIHUIRIACHI	300,000
CHIHUAHUA	DR. BELISARIO DOMÍNGUEZ	1,100,000
CHIHUAHUA	EL TULE	400,000
CHIHUAHUA	GÓMEZ FARÍAS	1,000,000
CHIHUAHUA	GUACHOCHI	1,100,000
CHIHUAHUA	GUAZAPARES	1,100,000
CHIHUAHUA	GUERRERO	1,000,000
CHIHUAHUA	HIDALGO DEL PARRAL	700,000
CHIHUAHUA	JANOS	1,353,933
CHIHUAHUA	JUÁREZ	49,346,067
CHIHUAHUA	JULIMES	1,860,000
CHIHUAHUA	LA CRUZ	2,500,000
CHIHUAHUA	LÓPEZ	3,100,000



CHIHUAHUA	MADERA	5,000,000
CHIHUAHUA	MATACHÍ	500,000
CHIHUAHUA	MATAMOROS	400,000
CHIHUAHUA	MEOQUI	1,730,000
CHIHUAHUA	NAMIQUIPA	1,000,000
CHIHUAHUA	NONOAVA	1,100,000
CHIHUAHUA	NUEVO CASAS GRANDES	800,000
CHIHUAHUA	RIVA PALACIO	500,000
CHIHUAHUA	ROSALES	2,300,000
CHIHUAHUA	ROSARIO	1,100,000
CHIHUAHUA	SAN FRANCISCO DEL ORO	500,000
CHIHUAHUA	SATEVÓ	500,000
CHIHUAHUA	SAUCILLO	600,000
CHIHUAHUA	TEMÓSACHIC	5,500,000
CHIHUAHUA	VALLE DE ZARAGOZA	300,000
COAHUILA DE ZARAGOZA	ABASOLO	500,000
COAHUILA DE ZARAGOZA	ALLENDE	900,000
COAHUILA DE ZARAGOZA	ARTEAGA	1,000,000
COAHUILA DE ZARAGOZA	CANDELA	1,000,000
COAHUILA DE ZARAGOZA	CASTAÑOS	1,600,000
COAHUILA DE ZARAGOZA	CUATRO CIÉNEGAS	900,000
COAHUILA DE ZARAGOZA	ESCOBEDO	1,000,000
COAHUILA DE ZARAGOZA	FRANCISCO I. MADERO	3,000,000
COAHUILA DE ZARAGOZA	GENERAL CEPEDA	1,000,000
COAHUILA DE ZARAGOZA	GUERRERO	600,000
COAHUILA DE ZARAGOZA	HIDALGO	500,000
COAHUILA DE ZARAGOZA	JIMÉNEZ	500,000
COAHUILA DE ZARAGOZA	JUÁREZ	1,000,000
COAHUILA DE ZARAGOZA	LAMADRID	500,000
COAHUILA DE ZARAGOZA	MATAMOROS	4,000,000
COAHUILA DE ZARAGOZA	MONCLOVA	67,100,000
COAHUILA DE ZARAGOZA	MORELOS	3,043,085
COAHUILA DE ZARAGOZA	MÚZQUIZ	2,000,000
COAHUILA DE ZARAGOZA	NADADORES	300,000
COAHUILA DE ZARAGOZA	NAVA	2,000,000
COAHUILA DE ZARAGOZA	OCAMPO	1,300,000
COAHUILA DE ZARAGOZA	PIEDRAS NEGRAS	5,500,000
COAHUILA DE ZARAGOZA	PROGRESO	1,000,000
COAHUILA DE ZARAGOZA	RAMOS ARIZPE	4,000,000
COAHUILA DE ZARAGOZA	SACRAMENTO	900,000
COAHUILA DE ZARAGOZA	SALTILLO	3,500,000
COAHUILA DE ZARAGOZA	SAN BUENAVENTURA	1,000,000
COAHUILA DE ZARAGOZA	SAN JUAN DE SABINAS	1,000,000
COAHUILA DE ZARAGOZA	SAN PEDRO	15,995,000
COAHUILA DE ZARAGOZA	SIERRA MOJADA	700,000
COAHUILA DE ZARAGOZA	TORREÓN	7,000,000
COAHUILA DE ZARAGOZA	VIESCA	2,000,000
COLIMA	ARMERÍA	1,000,000



COLIMA	COLIMA	10,621,000
COLIMA	COMALA	2,900,000
COLIMA	COQUIMATLÁN	4,229,000
COLIMA	CUAUHTÉMOC	1,500,000
COLIMA	MANZANILLO	20,100,000
COLIMA	MINATITLÁN	1,000,000
COLIMA	TECOMÁN	5,800,000
COLIMA	VILLA DE ÁLVAREZ	1,900,000
DISTRITO FEDERAL	ÁLVARO OBREGÓN	46,850,000
DISTRITO FEDERAL	AZCAPOTZALCO	10,000,000
DISTRITO FEDERAL	BENITO JUÁREZ	7,000,000
DISTRITO FEDERAL	COYOACÁN	10,000,000
DISTRITO FEDERAL	CUAJIMALPA DE MORELOS	4,300,000
DISTRITO FEDERAL	CUAUHTÉMOC	45,115,168
DISTRITO FEDERAL	GUSTAVO A. MADERO	15,000,000
DISTRITO FEDERAL	IZTACALCO	7,000,000
DISTRITO FEDERAL	IZTAPALAPA	28,000,000
DISTRITO FEDERAL	LA MAGDALENA CONTRERAS	17,500,000
DISTRITO FEDERAL	MIGUEL HIDALGO	18,097,300
DISTRITO FEDERAL	MILPA ALTA	10,000,000
DISTRITO FEDERAL	TLALPAN	1,000,000
DISTRITO FEDERAL	VENUSTIANO CARRANZA	37,000,000
DURANGO	CANATLÁN	600,000
DURANGO	CUENCAMÉ	600,000
DURANGO	DURANGO	30,311,200
DURANGO	GENERAL SIMÓN BOLÍVAR	300,000
DURANGO	GUADALUPE VICTORIA	600,000
DURANGO	GUANACEVÍ	3,500,000
DURANGO	HIDALGO	500,000
DURANGO	LERDO	10,000,000
DURANGO	MAPIMÍ	600,000
DURANGO	MEZQUITAL	600,000
DURANGO	NOMBRE DE DIOS	600,000
DURANGO	PÁNUCO DE CORONADO	10,000,000
DURANGO	PEÑÓN BLANCO	600,000
DURANGO	RODEO	1,200,000
DURANGO	SAN JUAN DEL RÍO	2,800,000
DURANGO	SANTIAGO PAPASQUIARO	688,800
GUANAJUATO	CELAYA	24,900,000
GUANAJUATO	CUERÁMARO	4,500,000
GUANAJUATO	GUANAJUATO	9,800,000
GUANAJUATO	HUANÍMARO	2,000,000
GUANAJUATO	JARAL DEL PROGRESO	1,500,000
GUANAJUATO	LEÓN	8,868,829
GUANAJUATO	MOROLEÓN	3,500,000
GUANAJUATO	PÉNJAMO	8,000,000
GUANAJUATO	PURÍSIMA DEL RINCÓN	1,150,000
GUANAJUATO	ROMITA	15,714,318



GUANAJUATO	SALAMANCA	7,000,000
GUANAJUATO	SAN FELIPE	850,000
GUANAJUATO	SAN FRANCISCO DEL RINCÓN	275,000
GUANAJUATO	SAN JOSÉ ITURBIDE	4,000,000
GUANAJUATO	SAN LUIS DE LA PAZ	3,000,000
GUANAJUATO	SANTA CATARINA	1,850,000
GUANAJUATO	SILAO DE LA VICTORIA	2,495,022
GUANAJUATO	TARIMORO	3,500,000
GUANAJUATO	VALLE DE SANTIAGO	2,000,000
GUANAJUATO	VICTORIA	2,300,000
GUANAJUATO	YURIRIA	1,500,000
GUERRERO	ACAPULCO DE JUÁREZ	25,000,000
GUERRERO	AJUCHITLÁN DEL PROGRESO	1,300,000
GUERRERO	ATOYAC DE ÁLVAREZ	4,000,000
GUERRERO	COAHUAYUTLA DE JOSÉ MARÍA IZAZAGA	10,000,000
GUERRERO	COPALILLO	2,000,000
GUERRERO	COYUCA DE BENÍTEZ	4,000,000
GUERRERO	COYUCA DE CATALÁN	1,000,000
GUERRERO	CUAJINICUILAPA	10,000,000
GUERRERO	FLORENCIO VILLARREAL	10,900,000
GUERRERO	HUITZUCO DE LOS FIGUEROA	2,000,000
GUERRERO	IGUALA DE LA INDEPENDENCIA	2,000,000
GUERRERO	JUCHITÁN	1,850,000
GUERRERO	MARQUELIA	2,000,000
GUERRERO	OMETEPEC	2,000,000
GUERRERO	PETATLÁN	2,000,000
GUERRERO	PUNGARABATO	300,000
GUERRERO	SAN LUIS ACATLÁN	6,500,000
GUERRERO	TAXCO DE ALARCÓN	1,211,000
GUERRERO	TELOLOAPAN	10,000,000
GUERRERO	TEPECOACUILCO DE TRUJANO	4,000,000
GUERRERO	TLALCHAPA	845,330
GUERRERO	TLALIXTAQUILLA DE MALDONADO	1,500,000
GUERRERO	ZIHUATANEJO DE AZUETA	4,039,000
GUERRERO	ZIRÁNDARO	8,700,000
HIDALGO	ACATLÁN	1,000,000
HIDALGO	ACAXOCHITLÁN	845,100
HIDALGO	ACTOPAN	1,000,000
HIDALGO	AGUA BLANCA DE ITURBIDE	1,000,000
HIDALGO	ALFAJAYUCAN	1,700,000
HIDALGO	APAN	1,100,000
HIDALGO	ATOTONILCO DE TULA	660,000
HIDALGO	ATOTONILCO EL GRANDE	1,000,000
HIDALGO	CALNALI	1,000,000
HIDALGO	CARDONAL	1,150,000
HIDALGO	CHAPULHUACÁN	1,150,000
HIDALGO	CHILCUAUTLA	320,000
HIDALGO	EL ARENAL	1,000,000



HIDALGO	EMILIANO ZAPATA	1,078,800
HIDALGO	EPAZOYUCAN	550,000
HIDALGO	FRANCISCO I. MADERO	1,000,000
HIDALGO	HUASCA DE OCAMPO	3,185,627
HIDALGO	HUEHUETLA	1,000,000
HIDALGO	HUEJUTLA DE REYES	7,000,000
HIDALGO	HUICHAPAN	1,740,000
HIDALGO	JACALA DE LEDEZMA	2,040,000
HIDALGO	JUÁREZ HIDALGO	2,000,000
HIDALGO	LA MISIÓN	370,000
HIDALGO	LOLOTLA	1,000,000
HIDALGO	METEPEC	6,000,000
HIDALGO	METZTITLÁN	2,000,000
HIDALGO	MINERAL DE LA REFORMA	7,294,148
HIDALGO	MINERAL DEL CHICO	2,000,000
HIDALGO	MOLANGO DE ESCAMILLA	1,000,000
HIDALGO	NICOLÁS FLORES	700,000
HIDALGO	NOPALA DE VILLAGRÁN	1,115,000
HIDALGO	OMITLÁN DE JUÁREZ	4,000,000
HIDALGO	PACHUCA DE SOTO	9,755,760
HIDALGO	PISAFLORES	400,000
HIDALGO	SAN AGUSTÍN METZQUITITLÁN	3,800,000
HIDALGO	SAN AGUSTÍN TLAXIACA	1,000,000
HIDALGO	SAN BARTOLO TUTOTEPEC	1,067,000
HIDALGO	SAN SALVADOR	1,370,000
HIDALGO	SANTIAGO DE ANAYA	370,000
HIDALGO	SANTIAGO TULANTEPEC DE LUGO GUERRERO	1,283,675
HIDALGO	TASQUILLO	2,000,000
HIDALGO	TECOZAUTLA	1,000,000
HIDALGO	TENANGO DE DORIA	1,037,900
HIDALGO	TEPEAPULCO	1,050,000
HIDALGO	TEPEJI DEL RÍO DE OCAMPO	2,050,000
HIDALGO	TEZONTEPEC DE ALDAMA	2,365,000
HIDALGO	TIZAYUCA	1,000,000
HIDALGO	TLANCHINOL	3,000,000
HIDALGO	TLAXCOAPAN	900,000
HIDALGO	TOLCAYUCA	1,288,659
HIDALGO	TULA DE ALLENDE	2,170,000
HIDALGO	TULANCINGO DE BRAVO	4,041,900
HIDALGO	XOCHICOATLÁN	1,000,000
HIDALGO	ZAPOTLÁN DE JUÁREZ	1,278,866
HIDALGO	ZEMPOALA	1,370,000
HIDALGO	ZIMAPÁN	5,102,565
JALISCO	ACATIC	2,000,000
JALISCO	AHUALULCO DE MERCADO	22,000,000
JALISCO	AMACUECA	793,972
JALISCO	AMECA	3,500,000
JALISCO	ARANDAS	4,600,000



JALISCO	ATENGO	500,000
JALISCO	ATENGUILLO	1,500,000
JALISCO	ATOTONILCO EL ALTO	1,750,000
JALISCO	AUTLÁN DE NAVARRO	2,500,000
JALISCO	CHAPALA	1,000,000
JALISCO	CHIQUILISTLÁN	10,303,539
JALISCO	CIHUATLÁN	2,000,000
JALISCO	COLOTLÁN	1,000,000
JALISCO	CONCEPCIÓN DE BUENOS AIRES	4,000,000
JALISCO	EL ARENAL	1,000,000
JALISCO	ETZATLÁN	1,950,000
JALISCO	GUADALAJARA	14,246,660
JALISCO	HUEJÚCAR	1,000,000
JALISCO	IXTLAHUACÁN DEL RÍO	1,000,000
JALISCO	JALOSTOTITLÁN	5,070,000
JALISCO	JAMAY	2,000,000
JALISCO	JESÚS MARÍA	1,750,000
JALISCO	LA HUERTA	1,500,000
JALISCO	LA MANZANILLA DE LA PAZ	5,000,000
JALISCO	LAGOS DE MORENO	20,936,785
JALISCO	MAGDALENA	1,000,000
JALISCO	MASCOTA	500,000
JALISCO	MEXTICACÁN	60,000
JALISCO	MIXTLÁN	500,000
JALISCO	OCOTLÁN	2,000,000
JALISCO	OJUELOS DE JALISCO	5,000,000
JALISCO	PONCITLÁN	3,000,000
JALISCO	PUERTO VALLARTA	3,500,000
JALISCO	QUITUPAN	1,000,000
JALISCO	SAN DIEGO DE ALEJANDRÍA	5,434,070
JALISCO	SAN GABRIEL	500,000
JALISCO	SAN IGNACIO CERRO GORDO	1,500,000
JALISCO	SAN JUAN DE LOS LAGOS	8,230,000
JALISCO	SAN JUANITO DE ESCOBEDO	1,000,000
JALISCO	SAN JULIÁN	1,000,000
JALISCO	SAN MARCOS	1,000,000
JALISCO	SAN MARTÍN HIDALGO	2,000,000
JALISCO	SAN MIGUEL EL ALTO	4,994,805
JALISCO	SAN PEDRO TLAQUEPAQUE	28,000,000
JALISCO	SAN SEBASTIÁN DEL OESTE	1,000,000
JALISCO	TALPA DE ALLENDE	19,000,000
JALISCO	TEOCALTICHE	5,000,000
JALISCO	TEPATITLÁN DE MORELOS	620,000
JALISCO	TLAJOMULCO DE ZÚÑIGA	14,850,000
JALISCO	TOMATLÁN	11,000,000
JALISCO	TONALÁ	44,219,801
JALISCO	TONAYA	3,256,028
JALISCO	TOTOTLÁN	1,500,000



JALISCO	TUXCACUESCO	2,500,000
JALISCO	UNIÓN DE SAN ANTONIO	4,500,000
JALISCO	VALLE DE GUADALUPE	1,550,000
JALISCO	VALLE DE JUÁREZ	5,000,000
JALISCO	VILLA CORONA	1,500,000
JALISCO	VILLA GUERRERO	1,000,000
JALISCO	YAHUALICA DE GONZÁLEZ GALLO	2,000,000
JALISCO	ZAPOPAN	20,000,000
JALISCO	ZAPOTITLÁN DE VADILLO	500,000
MÉXICO	ACAMBAY DE RUÍZ CASTAÑEDA	10,000,000
MÉXICO	ACOLMAN	18,600,000
MÉXICO	APAXCO	10,000,000
MÉXICO	ATIZAPÁN DE ZARAGOZA	25,600,000
MÉXICO	ATLAUTLA	3,000,000
MÉXICO	AXAPUSCO	1,900,000
MÉXICO	AYAPANGO	4,000,000
MÉXICO	CHALCO	20,500,000
MÉXICO	CHAPULTEPEC	2,000,000
MÉXICO	CHIAUTLA	21,900,000
MÉXICO	CHICOLOAPAN	5,000,000
MÉXICO	CHICONCUAC	3,701,755
MÉXICO	CHIMALHUACÁN	20,000,000
MÉXICO	COACALCO DE BERRIOZÁBAL	4,000,000
MÉXICO	CUAUTITLÁN IZCALLI	68,435,435
MÉXICO	ECATEPEC DE MORELOS	25,000,000
MÉXICO	EL ORO	10,000,000
MÉXICO	HUEYPOXTLA	3,500,000
MÉXICO	HUIXQUILUCAN	10,000,000
MÉXICO	IXTLAHUACA	5,000,000
MÉXICO	JALTENCO	10,000,000
MÉXICO	LA PAZ	5,000,000
MÉXICO	LERMA	10,500,000
MÉXICO	MALINALCO	1,000,000
MÉXICO	METEPEC	4,000,000
MÉXICO	MEXICALTZINGO	2,000,000
MÉXICO	NAUCALPAN DE JUÁREZ	53,500,000
MÉXICO	NEXTLALPAN	10,000,000
MÉXICO	NEZAHUALCÓYOTL	55,500,000
MÉXICO	NICOLÁS ROMERO	10,000,000
MÉXICO	NOPALTEPEC	900,000
MÉXICO	OCOYOACAC	10,000,000
MÉXICO	OCUILAN	1,000,000
MÉXICO	OTZOLOTEPEC	1,500,000
MÉXICO	PAPALOTLA	6,900,000
MÉXICO	RAYÓN	20,000,000
MÉXICO	SAN ANTONIO LA ISLA	2,000,000
MÉXICO	SAN FELIPE DEL PROGRESO	12,000,000
MÉXICO	SAN JOSÉ DEL RINCÓN	20,000,000



MÉXICO	SAN MARTÍN DE LAS PIRÁMIDES	900,000
MÉXICO	TECÁMAC	5,490,000
MÉXICO	TEJUPILCO	4,000,000
MÉXICO	TEMAMATLA	10,000,000
MÉXICO	TEMASCALCINGO	5,000,000
MÉXICO	TEMASCALTEPEC	10,000,000
MÉXICO	TEMOAYA	1,500,000
MÉXICO	TENANCINGO	10,000,000
MÉXICO	TENANGO DEL VALLE	4,000,000
MÉXICO	TEOTIHUACÁN	10,435,000
MÉXICO	TEPETLAOXTOC	6,900,000
MÉXICO	TEZOYUCA	1,000,000
MÉXICO	TLALMANALCO	500,000
MÉXICO	TLALNEPANTLA DE BAZ	15,300,000
MÉXICO	TLATLAYA	10,000,000
MÉXICO	TOLUCA	24,000,000
MÉXICO	TULTEPEC	10,000,000
MÉXICO	TULTITLÁN	36,000,000
MÉXICO	VALLE DE CHALCO SOLIDARIDAD	14,297,519
MÉXICO	VILLA GUERRERO	2,000,000
MICHOACÁN DE OCAMPO	ACUITZIO	1,700,000
MICHOACÁN DE OCAMPO	APATZINGÁN	400,000
MICHOACÁN DE OCAMPO	ARIO	4,885,535
MICHOACÁN DE OCAMPO	BRISEÑAS	200,000
MICHOACÁN DE OCAMPO	CHARAPAN	4,600,000
MICHOACÁN DE OCAMPO	CHURINTZIO	3,200,000
MICHOACÁN DE OCAMPO	COTIJA	3,000,000
MICHOACÁN DE OCAMPO	ERONGARÍCUARO	250,000
MICHOACÁN DE OCAMPO	HUETAMO	3,700,000
MICHOACÁN DE OCAMPO	IXTLÁN	7,100,000
MICHOACÁN DE OCAMPO	JACONA	1,500,000
MICHOACÁN DE OCAMPO	JIMÉNEZ	5,500,000
MICHOACÁN DE OCAMPO	JIQUILPAN	9,000,000
MICHOACÁN DE OCAMPO	LA PIEDAD	10,000,000
MICHOACÁN DE OCAMPO	MADERO	800,000
MICHOACÁN DE OCAMPO	MARCOS CASTELLANOS	1,000,000
MICHOACÁN DE OCAMPO	OCAMPO	4,000,000
MICHOACÁN DE OCAMPO	PAJACUARÁN	1,200,000
MICHOACÁN DE OCAMPO	PANINDÍCUARO	10,000,000
MICHOACÁN DE OCAMPO	PARACHO	17,400,000
MICHOACÁN DE OCAMPO	PURÉPERO	2,000,000
MICHOACÁN DE OCAMPO	PURUÁNDIRO	1,300,000
MICHOACÁN DE OCAMPO	QUIROGA	6,000,000
MICHOACÁN DE OCAMPO	SAHUAYO	11,500,000
MICHOACÁN DE OCAMPO	TACÁMBARO	6,000,000
MICHOACÁN DE OCAMPO	TANCÍTARO	7,800,000
MICHOACÁN DE OCAMPO	TANGAMANDAPIO	200,000
MICHOACÁN DE OCAMPO	TINGÜINDÍN	1,000,000



MICHOACÁN DE OCAMPO	TURICATO	800,000
MICHOACÁN DE OCAMPO	TUXPAN	2,000,000
MICHOACÁN DE OCAMPO	URUAPAN	650,000
MICHOACÁN DE OCAMPO	VENUSTIANO CARRANZA	2,200,000
MICHOACÁN DE OCAMPO	VILLAMAR	1,700,000
MICHOACÁN DE OCAMPO	ZACAPU	800,000
MICHOACÁN DE OCAMPO	ZAMORA	15,000,000
MICHOACÁN DE OCAMPO	ZINAPÉCUARO	6,900,000
MORELOS	ATLATLAHUCAN	2,450,000
MORELOS	AXOCHIAPAN	500,000
MORELOS	AYALA	35,760,000
MORELOS	CUERNAVACA	20,410,000
MORELOS	EMILIANO ZAPATA	2,200,000
MORELOS	HUITZILAC	3,000,000
MORELOS	JIUTEPEC	2,300,000
MORELOS	MIACATLÁN	1,000,000
MORELOS	TEMIXCO	12,600,000
MORELOS	TEPOZTLÁN	10,000,000
MORELOS	TLALTIZAPÁN DE ZAPATA	7,000,000
MORELOS	TLAQUILTENANGO	3,000,000
MORELOS	TOTOLAPAN	5,027,597
MORELOS	YECAPIXTLA	2,000,000
MORELOS	ZACUALPAN	4,050,000
NAYARIT	BAHÍA DE BANDERAS	500,000
NAYARIT	HUAJICORI	1,902,710
NAYARIT	IXTLÁN DEL RÍO	1,000,000
NAYARIT	LA YESCA	5,500,000
NAYARIT	ROSAMORADA	6,072,445
NAYARIT	RUÍZ	2,046,228
NAYARIT	SAN PEDRO LAGUNILLAS	3,000,000
NAYARIT	SANTA MARÍA DEL ORO	1,963,406
NAYARIT	SANTIAGO IXCUINTLA	2,043,989
NAYARIT	TEPIC	25,000,000
NAYARIT	TUXPAN	5,990,366
NAYARIT	XALISCO	3,500,000
NUEVO LEÓN	ABASOLO	8,500,000
NUEVO LEÓN	ALLENDE	10,000,000
NUEVO LEÓN	APODACA	10,000,000
NUEVO LEÓN	CADEREYTA JIMÉNEZ	10,000,000
NUEVO LEÓN	CERRALVO	4,000,000
NUEVO LEÓN	CHINA	3,000,000
NUEVO LEÓN	DOCTOR ARROYO	2,064,565
NUEVO LEÓN	DOCTOR GONZÁLEZ	4,000,000
NUEVO LEÓN	GALEANA	5,000,000
NUEVO LEÓN	GENERAL ESCOBEDO	15,000,000
NUEVO LEÓN	GENERAL TERÁN	10,000,000
NUEVO LEÓN	GUADALUPE	34,984,350
NUEVO LEÓN	HIDALGO	1,500,000



NUEVO LEÓN	HUALAHUISES	3,500,000
NUEVO LEÓN	LAMPAZOS DE NARANJO	16,700,000
NUEVO LEÓN	LINARES	10,309,578
NUEVO LEÓN	MONTEMORELOS	5,000,000
NUEVO LEÓN	MONTERREY	29,500,000
NUEVO LEÓN	SAN NICOLÁS DE LOS GARZA	105,400,000
NUEVO LEÓN	SAN PEDRO GARZA GARCÍA	7,000,000
NUEVO LEÓN	SANTA CATARINA	24,500,000
NUEVO LEÓN	SANTIAGO	4,000,000
NUEVO LEÓN	VALLECILLO	4,000,000
OAXACA	CAPULÁLPAM DE MÉNDEZ	250,000
OAXACA	CIUDAD IXTEPEC	8,000,000
OAXACA	CONCEPCIÓN PÁPALO	1,000,000
OAXACA	COSOLAPA	2,000,000
OAXACA	EL ESPINAL	1,000,000
OAXACA	GUADALUPE DE RAMÍREZ	1,500,000
OAXACA	GUELATAO DE JUÁREZ	250,000
OAXACA	HEROICA CIUDAD DE JUCHITÁN DE ZARAGOZA	4,500,000
OAXACA	HUAUTLA DE JIMÉNEZ	5,000,000
OAXACA	IXTLÁN DE JUÁREZ	1,950,000
OAXACA	LOMA BONITA	11,000,000
OAXACA	MAGDALENA TEITIPAC	1,500,000
OAXACA	MAGDALENA TEQUISISTLÁN	2,100,000
OAXACA	MARISCALA DE JUÁREZ	3,500,000
OAXACA	MIAHUATLÁN DE PORFIRIO DÍAZ	1,000,000
OAXACA	NATIVIDAD	250,000
OAXACA	PUTLA VILLA DE GUERRERO	4,100,000
OAXACA	SAN ANDRÉS DINICUITI	400,000
OAXACA	SAN ANDRÉS HUAXPALTEPEC	2,499,501
OAXACA	SAN ANDRÉS IXTLAHUACA	500,000
OAXACA	SAN ANDRÉS SINAXTLA	2,000,000
OAXACA	SAN ANDRÉS TEOTILÁLPAM	1,500,000
OAXACA	SAN ANTONIO ACUTLA	1,500,000
OAXACA	SAN ANTONIO TEPETLAPA	1,000,000
OAXACA	SAN BALTAZAR LOXICHA	1,740,972
OAXACA	SAN BARTOLOMÉ QUIALANA	3,300,000
OAXACA	SAN BLAS ATEMPA	26,750,000
OAXACA	SAN ESTEBAN ATATLAHUCA	2,950,000
OAXACA	SAN FELIPE USILA	12,000,000
OAXACA	SAN FRANCISCO IXHUATÁN	2,800,000
OAXACA	SAN FRANCISCO OZOLOTEPEC	1,740,971
OAXACA	SAN GABRIEL MIXTEPEC	1,000,000
OAXACA	SAN JERÓNIMO SOSOLA	1,500,000
OAXACA	SAN JOSÉ CHILTEPEC	6,000,000
OAXACA	SAN JOSÉ DEL PROGRESO	5,000,000
OAXACA	SAN JUAN ATEPEC	250,000
OAXACA	SAN JUAN BAUTISTA COIXTLAHUACA	1,200,000
OAXACA	SAN JUAN BAUTISTA JAYACATLÁN	4,000,000



OAXACA	SAN JUAN BAUTISTA LO DE SOTO	2,398,671
OAXACA	SAN JUAN BAUTISTA SUCHITEPEC	1,500,000
OAXACA	SAN JUAN BAUTISTA TUXTEPEC	250,000
OAXACA	SAN JUAN BAUTISTA VALLE NACIONAL	3,000,501
OAXACA	SAN JUAN CHICOMEZÚCHIL	250,000
OAXACA	SAN JUAN COATZÓSPAM	3,250,000
OAXACA	SAN JUAN COTZOCÓN	5,000,000
OAXACA	SAN JUAN EVANGELISTA ANALCO	250,000
OAXACA	SAN JUAN GUELAVÍA	1,500,000
OAXACA	SAN JUAN GUICHICOVI	4,500,000
OAXACA	SAN JUAN MAZATLÁN	3,900,000
OAXACA	SAN JUAN MIXTEPEC	1,000,000
OAXACA	SAN JUAN SAYULTEPEC	700,000
OAXACA	SAN LUCAS OJITLÁN	13,500,000
OAXACA	SAN MATEO RÍO HONDO	6,000,000
OAXACA	SAN MIGUEL AMATLÁN	250,000
OAXACA	SAN MIGUEL DEL PUERTO	3,143,102
OAXACA	SAN MIGUEL DEL RÍO	250,000
OAXACA	SAN MIGUEL SANTA FLOR	2,000,000
OAXACA	SAN MIGUEL YOTAO	250,000
OAXACA	SAN PABLO MACUILTIANGUIS	250,000
OAXACA	SAN PABLO VILLA DE MITLA	4,000,000
OAXACA	SAN PEDRO COXCALTEPEC CÁNTAROS	1,500,000
OAXACA	SAN PEDRO JOCOTIPAC	1,000,000
OAXACA	SAN PEDRO MIXTEPEC	600,000
OAXACA	SAN PEDRO POCHUTLA	1,000,000
OAXACA	SAN PEDRO QUIATONI	2,500,000
OAXACA	SAN PEDRO TAPANATEPEC	7,800,499
OAXACA	SAN PEDRO TEOZACOALCO	1,500,000
OAXACA	SAN PEDRO YANERI	250,000
OAXACA	SAN PEDRO YÓLOX	250,000
OAXACA	SANTA ANA	5,000,000
OAXACA	SANTA ANA DEL VALLE	1,500,000
OAXACA	SANTA ANA YARENI	250,000
OAXACA	SANTA CATARINA IXTEPEJI	250,000
OAXACA	SANTA CATARINA LACHATAO	250,000
OAXACA	SANTA CATARINA TICUÁ	1,000,000
OAXACA	SANTA CRUZ ITUNDUJIA	2,250,000
OAXACA	SANTA CRUZ TACAHUA	999,999
OAXACA	SANTA CRUZ XOXOCOTLÁN	1,000,000
OAXACA	SANTA LUCÍA DEL CAMINO	1,000,000
OAXACA	SANTA LUCÍA MONTEVERDE	1,999,000
OAXACA	SANTA MARÍA HUATULCO	1,000,000
OAXACA	SANTA MARÍA HUAZOLOTITLÁN	2,500,000
OAXACA	SANTA MARÍA JACATEPEC	1,500,000
OAXACA	SANTA MARÍA JALTIANGUIS	250,000
OAXACA	SANTA MARÍA PÁPALO	2,000,000
OAXACA	SANTA MARÍA TEMAXCALTEPEC	1,000,499



OAXACA	SANTA MARÍA TONAMECA	2,001,001
OAXACA	SANTA MARÍA YAVESÍA	250,000
OAXACA	SANTA MARÍA YOSOYÚA	1,500,000
OAXACA	SANTA MARÍA YUCUHITI	4,000,000
OAXACA	SANTIAGO CACALOXTEPEC	1,000,000
OAXACA	SANTIAGO COMALTEPEC	250,000
OAXACA	SANTIAGO LAXOPA	250,000
OAXACA	SANTIAGO NILTEPEC	1,000,000
OAXACA	SANTIAGO PINOTEPA NACIONAL	1,000,000
OAXACA	SANTIAGO TETEPEC	2,500,000
OAXACA	SANTIAGO XIACUÍ	250,000
OAXACA	SANTO DOMINGO ARMENTA	2,000,329
OAXACA	SANTO DOMINGO DE MORELOS	3,600,000
OAXACA	SANTO DOMINGO PETAPA	6,100,000
OAXACA	SANTO DOMINGO TEHUANTEPEC	3,500,000
OAXACA	SANTO DOMINGO TONALÁ	4,000,000
OAXACA	TEOCOCUILCO DE MARCOS PÉREZ	250,000
OAXACA	TEOTITLÁN DE FLORES MAGÓN	3,000,000
OAXACA	VILLA DE ETLA	3,850,000
OAXACA	VILLA DE TAMAZULÁPAM DEL PROGRESO	1,000,000
PUEBLA	ACAJETE	1,000,000
PUEBLA	ACATZINGO	5,500,000
PUEBLA	AJALPAN	10,000,000
PUEBLA	ALBINO ZERTUCHE	500,000
PUEBLA	ALJOJUCA	200,000
PUEBLA	AMIXTLÁN	1,800,000
PUEBLA	ATEMPAN	13,000,000
PUEBLA	ATLIXCO	1,000,000
PUEBLA	ATZALA	500,000
PUEBLA	ATZITZIHUACÁN	2,000,000
PUEBLA	ATZITZINTLA	342,866
PUEBLA	AXUTLA	500,000
PUEBLA	AYOTOXCO DE GUERRERO	800,000
PUEBLA	CHALCHICOMULA DE SESMA	4,100,000
PUEBLA	CHIAUTZINGO	1,456,000
PUEBLA	CHIGNAHUAPAN	2,000,000
PUEBLA	CHIGNAUTLA	1,000,000
PUEBLA	CHILA DE LA SAL	500,000
PUEBLA	COATZINGO	1,185,948
PUEBLA	COYOTEPEC	1,500,000
PUEBLA	CUETZALAN DEL PROGRESO	1,050,000
PUEBLA	DOMINGO ARENAS	3,000,000
PUEBLA	GENERAL FELIPE ÁNGELES	1,000,000
PUEBLA	HUATLATLAUCA	7,404,729
PUEBLA	HUEHUETLÁN EL GRANDE	2,700,000
PUEBLA	HUEJOTZINGO	2,314,973
PUEBLA	HUITZILTEPEC	500,000
PUEBLA	IXTACAMAXTITLÁN	21,000,000



PUEBLA	IXTEPEC	1,200,000
PUEBLA	JONOTLA	1,300,000
PUEBLA	JUAN GALINDO	3,000,000
PUEBLA	LOS REYES DE JUÁREZ	5,000,000
PUEBLA	MAZAPILTEPEC DE JUÁREZ	1,000,000
PUEBLA	NOPALUCAN	1,000,000
PUEBLA	OCOTEPEC	1,000,000
PUEBLA	PIAXTLA	1,000,000
PUEBLA	PUEBLA	6,000,000
PUEBLA	SAN ANDRÉS CHOLULA	5,000,000
PUEBLA	SAN FELIPE TEOTLALCINGO	1,481,719
PUEBLA	SAN JERÓNIMO XAYACATLÁN	500,000
PUEBLA	SAN JUAN ATENCO	6,957,134
PUEBLA	SAN MARTÍN TEXMELUCAN	29,000,000
PUEBLA	SAN PEDRO CHOLULA	11,500,000
PUEBLA	SAN SALVADOR EL SECO	1,000,000
PUEBLA	SANTA ISABEL CHOLULA	500,000
PUEBLA	TECAMACHALCO	1,500,000
PUEBLA	TEHUACÁN	1,000,000
PUEBLA	TEPEACA	20,000,000
PUEBLA	TEPEMAXALCO	1,732,241
PUEBLA	TEPEOJUMA	4,177,082
PUEBLA	TETELA DE OCAMPO	7,000,000
PUEBLA	TILAPA	2,000,000
PUEBLA	TLACHICHUCA	2,000,000
PUEBLA	TLAHUAPAN	6,747,308
PUEBLA	TLAPANALÁ	500,000
PUEBLA	TULCINGO	8,000,000
PUEBLA	VENUSTIANO CARRANZA	3,500,000
PUEBLA	XICOTLÁN	500,000
PUEBLA	XOCHITLÁN TODOS SANTOS	400,000
PUEBLA	ZAPOTITLÁN DE MÉNDEZ	650,000
PUEBLA	ZARAGOZA	3,000,000
PUEBLA	ZAUTLA	2,000,000
PUEBLA	ZIHUATEUTLA	3,500,000
QUERÉTARO	CORREGIDORA	62,800,000
QUERÉTARO	EL MARQUÉS	4,500,000
QUERÉTARO	HUIMILPAN	500,000
QUERÉTARO	PEDRO ESCOBEDO	6,900,000
QUERÉTARO	PINAL DE AMOLES	1,100,000
QUERÉTARO	SAN JOAQUÍN	2,000,000
QUERÉTARO	TOLIMÁN	500,000
QUINTANA ROO	BENITO JUÁREZ	10,000,000
QUINTANA ROO	COZUMEL	2,000,000
QUINTANA ROO	ISLA MUJERES	12,000,000
QUINTANA ROO	OTHÓN P. BLANCO	12,500,000
QUINTANA ROO	SOLIDARIDAD	34,000,000
QUINTANA ROO	TULUM	2,000,000

SAN LUIS POTOSÍ	AHUALULCO	2,000,000
SAN LUIS POTOSÍ	AQUISMÓN	2,500,000
SAN LUIS POTOSÍ	CERRITOS	6,100,000
SAN LUIS POTOSÍ	CIUDAD DEL MAÍZ	2,300,000
SAN LUIS POTOSÍ	CIUDAD FERNÁNDEZ	1,250,000
SAN LUIS POTOSÍ	CIUDAD VALLES	7,300,000
SAN LUIS POTOSÍ	MATEHUALA	10,000,000
SAN LUIS POTOSÍ	MOCTEZUMA	9,720,000
SAN LUIS POTOSÍ	RIOVERDE	10,750,000
SAN LUIS POTOSÍ	SAN CIRO DE ACOSTA	2,700,000
SAN LUIS POTOSÍ	SAN MARTÍN CHALCHICUAUTLA	2,500,000
SAN LUIS POTOSÍ	SAN VICENTE TANCUAYALAB	2,000,000
SAN LUIS POTOSÍ	SANTA MARÍA DEL RÍO	10,000,000
SAN LUIS POTOSÍ	TAMPAMOLÓN CORONA	4,700,000
SAN LUIS POTOSÍ	TAMUÍN	8,000,000
SAN LUIS POTOSÍ	TANCANHUITZ	10,000,000
SAN LUIS POTOSÍ	TANQUIÁN DE ESCOBEDO	6,750,000
SAN LUIS POTOSÍ	VENADO	17,270,000
SINALOA	CHOIX	3,000,000
SINALOA	CULIACÁN	28,000,000
SINALOA	EL FUERTE	29,528,732
SINALOA	ESCUINAPA	5,000,000
SINALOA	GUASAVE	29,100,000
SINALOA	MAZATLÁN	10,000,000
SINALOA	MOCORITO	10,000,000
SINALOA	NAVOLATO	4,000,000
SINALOA	SALVADOR ALVARADO	4,000,000
SINALOA	SINALOA	2,000,000
SONORA	ALAMOS	1,000,000
SONORA	BAVIÁCORA	500,000
SONORA	BAVISPE	13,950,000
SONORA	BENITO JUÁREZ	10,000,000
SONORA	CABORCA	1,300,572
SONORA	CAJEME	12,500,000
SONORA	CARBÓ	1,000,000
SONORA	EMPALME	3,500,000
SONORA	HERMOSILLO	18,800,000
SONORA	HUATABAMPO	7,000,000
SONORA	NACO	3,500,000
SONORA	NAVOJOA	8,000,000
SONORA	ONAVAS	1,370,640
SONORA	PUERTO PEÑASCO	4,050,000
SONORA	RAYÓN	1,319,231
SONORA	SAHUARIPA	1,001,483
SONORA	SAN FELIPE DE JESÚS	200,000
SONORA	SAN IGNACIO RÍO MUERTO	1,000,000
SONORA	SAN LUIS RÍO COLORADO	3,500,000
SONORA	SUAQUI GRANDE	1,100,575



TABASCO	BALANCÁN	4,610,339
TABASCO	COMALCALCO	36,200,000
TABASCO	CUNDUACÁN	25,000,000
TABASCO	EMILIANO ZAPATA	2,903,085
TABASCO	JALPA DE MÉNDEZ	25,000,007
TABASCO	NACAJUCA	2,385,900
TABASCO	TACOTALPA	5,000,000
TABASCO	TEAPA	2,389,661
TABASCO	TENOSIQUE	8,000,000
TAMAULIPAS	ABASOLO	400,000
TAMAULIPAS	ANTIGUO MORELOS	1,900,000
TAMAULIPAS	BURGOS	484,000
TAMAULIPAS	BUSTAMANTE	479,000
TAMAULIPAS	CAMARGO	500,000
TAMAULIPAS	CASAS	1,000,000
TAMAULIPAS	CIUDAD MADERO	3,500,000
TAMAULIPAS	EL MANTE	4,400,000
TAMAULIPAS	GONZÁLEZ	400,000
TAMAULIPAS	GÜÉMEZ	720,466
TAMAULIPAS	GUERRERO	5,400,000
TAMAULIPAS	GUSTAVO DÍAZ ORDAZ	500,000
TAMAULIPAS	HIDALGO	521,030
TAMAULIPAS	JIMÉNEZ	400,000
TAMAULIPAS	LLERA	5,835,000
TAMAULIPAS	MAINERO	4,098,500
TAMAULIPAS	MATAMOROS	8,008,034
TAMAULIPAS	MÉNDEZ	490,000
TAMAULIPAS	MIGUEL ALEMÁN	33,832,834
TAMAULIPAS	NUEVO LAREDO	3,500,000
TAMAULIPAS	NUEVO MORELOS	640,000
TAMAULIPAS	OCAMPO	1,000,000
TAMAULIPAS	PADILLA	800,290
TAMAULIPAS	REYNOSA	10,000,000
TAMAULIPAS	RÍO BRAVO	1,597,386
TAMAULIPAS	SAN CARLOS	603,200
TAMAULIPAS	SAN FERNANDO	5,596,980
TAMAULIPAS	SAN NICOLÁS	456,789
TAMAULIPAS	SOTO LA MARINA	880,000
TAMAULIPAS	TULA	3,640,000
TAMAULIPAS	VALLE HERMOSO	361,031
TAMAULIPAS	VICTORIA	2,410,000
TAMAULIPAS	VILLAGRÁN	500,000
TAMAULIPAS	XICOTÉNCATL	5,800,000
TLAXCALA	AMAXAC DE GUERRERO	2,000,000
TLAXCALA	APETATITLÁN DE ANTONIO CARVAJAL	14,424,939
TLAXCALA	CHIAUTEMPAN	750,000
TLAXCALA	CONTLA DE JUAN CUAMATZI	19,113,838
TLAXCALA	CUAXOMULCO	381,150



TLAXCALA	EL CARMEN TEQUEXQUITLA	1,000,000
TLAXCALA	EMILIANO ZAPATA	1,000,000
TLAXCALA	IXTACUIXTLA DE MARIANO MATAMOROS	1,000,000
TLAXCALA	MAZATECOCHCO DE JOSÉ MARÍA MORELOS	1,500,000
TLAXCALA	NANACAMILPA DE MARIANO ARISTA	576,000
TLAXCALA	NATÍVITAS	1,000,000
TLAXCALA	SAN DAMIÁN TEXÓLOC	3,667,336
TLAXCALA	SAN JERÓNIMO ZACUALPAN	10,000,000
TLAXCALA	SAN LUCAS TECOPILCO	4,310,664
TLAXCALA	SAN PABLO DEL MONTE	1,500,000
TLAXCALA	SANTA CRUZ TLAXCALA	1,800,000
TLAXCALA	TEOLOCHOLCO	10,000,000
TLAXCALA	TEPEYANCO	1,800,000
TLAXCALA	TERRENATE	3,500,000
TLAXCALA	TLAXCO	1,154,780
TLAXCALA	TOTOLAC	250,000
TLAXCALA	TZOMPANTEPEC	1,594,000
TLAXCALA	XALTOCAN	1,000,000
TLAXCALA	XICOHTZINCO	1,702,000
TLAXCALA	YAUHQUEMEHCAN	1,318,850
VERACRUZ DE IGNACIO DE LA LLAVE	ACTOPAN	3,000,000
VERACRUZ DE IGNACIO DE LA LLAVE	ÁLAMO TEMAPACHE	2,999,000
VERACRUZ DE IGNACIO DE LA LLAVE	ALTO LUCERO DE GUTIÉRREZ BARRIOS	2,500,000
VERACRUZ DE IGNACIO DE LA LLAVE	ALTOTONGA	9,894,667
VERACRUZ DE IGNACIO DE LA LLAVE	ANGEL R. CABADA	10,000,000
VERACRUZ DE IGNACIO DE LA LLAVE	ASTACINGA	1,000,000
VERACRUZ DE IGNACIO DE LA LLAVE	BANDERILLA	4,635,201
VERACRUZ DE IGNACIO DE LA LLAVE	BOCA DEL RÍO	3,500,000
VERACRUZ DE IGNACIO DE LA LLAVE	CAMARÓN DE TEJEDA	5,600,000
VERACRUZ DE IGNACIO DE LA LLAVE	CERRO AZUL	2,000,000
VERACRUZ DE IGNACIO DE LA LLAVE	CHACALTIANGUIS	978,000
VERACRUZ DE IGNACIO DE LA LLAVE	COACOATZINTLA	1,220,000
VERACRUZ DE IGNACIO DE LA LLAVE	COATEPEC	9,600,000
VERACRUZ DE IGNACIO DE LA LLAVE	COATZACOALCOS	10,000,000
VERACRUZ DE IGNACIO DE LA LLAVE	CÓRDOBA	7,000,000
VERACRUZ DE IGNACIO DE LA LLAVE	COSOLEACAQUE	1,159,000
VERACRUZ DE IGNACIO DE LA LLAVE	COTAXTLA	1,000,000
VERACRUZ DE IGNACIO DE LA LLAVE	EL HIGO	1,100,000
VERACRUZ DE IGNACIO DE LA LLAVE	FORTÍN	1,500,000
VERACRUZ DE IGNACIO DE LA LLAVE	GUTIÉRREZ ZAMORA	6,000,000
VERACRUZ DE IGNACIO DE LA LLAVE	HUATUSCO	29,100,000
VERACRUZ DE IGNACIO DE LA LLAVE	HUAYACOCOTLA	2,000,000
VERACRUZ DE IGNACIO DE LA LLAVE	IXHUACÁN DE LOS REYES	4,000,000
VERACRUZ DE IGNACIO DE LA LLAVE	IXHUATLÁN DE MADERO	1,600,000
VERACRUZ DE IGNACIO DE LA LLAVE	IXHUATLÁN DEL SURESTE	1,498,576
VERACRUZ DE IGNACIO DE LA LLAVE	JÁLTIPAN	1,450,000
VERACRUZ DE IGNACIO DE LA LLAVE	JESÚS CARRANZA	2,001,470
VERACRUZ DE IGNACIO DE LA LLAVE	JUCHIQUE DE FERRER	2,000,000



VERACRUZ DE IGNACIO DE LA LLAVE	LA ANTIGUA	19,600,000
VERACRUZ DE IGNACIO DE LA LLAVE	LAS MINAS	1,500,000
VERACRUZ DE IGNACIO DE LA LLAVE	MALTRATA	3,500,000
VERACRUZ DE IGNACIO DE LA LLAVE	MARTÍNEZ DE LA TORRE	10,996,820
VERACRUZ DE IGNACIO DE LA LLAVE	MEDELLÍN	2,000,000
VERACRUZ DE IGNACIO DE LA LLAVE	MINATITLÁN	4,500,000
VERACRUZ DE IGNACIO DE LA LLAVE	MISANTLA	2,000,000
VERACRUZ DE IGNACIO DE LA LLAVE	MOLOACÁN	3,000,000
VERACRUZ DE IGNACIO DE LA LLAVE	NAOLINCO	6,043,839
VERACRUZ DE IGNACIO DE LA LLAVE	NARANJOS AMATLÁN	2,001,000
VERACRUZ DE IGNACIO DE LA LLAVE	NAUTLA	1,850,000
VERACRUZ DE IGNACIO DE LA LLAVE	OLUTA	3,891,000
VERACRUZ DE IGNACIO DE LA LLAVE	ORIZABA	29,000,000
VERACRUZ DE IGNACIO DE LA LLAVE	OTEAPAN	2,620,000
VERACRUZ DE IGNACIO DE LA LLAVE	OZULUAMA DE MASCAREÑAS	2,000,000
VERACRUZ DE IGNACIO DE LA LLAVE	PASO DE OVEJAS	956,646
VERACRUZ DE IGNACIO DE LA LLAVE	PEROTE	50,058,723
VERACRUZ DE IGNACIO DE LA LLAVE	POZA RICA DE HIDALGO	18,000,000
VERACRUZ DE IGNACIO DE LA LLAVE	PUENTE NACIONAL	20,600,000
VERACRUZ DE IGNACIO DE LA LLAVE	TAMIAHUA	1,700,000
VERACRUZ DE IGNACIO DE LA LLAVE	TAMPICO ALTO	1,900,000
VERACRUZ DE IGNACIO DE LA LLAVE	TECOLUTLA	5,106,161
VERACRUZ DE IGNACIO DE LA LLAVE	TENAMPA	6,000,000
VERACRUZ DE IGNACIO DE LA LLAVE	TEXCATEPEC	1,500,000
VERACRUZ DE IGNACIO DE LA LLAVE	TEXISTEPEC	1,500,000
VERACRUZ DE IGNACIO DE LA LLAVE	TLACOJALPAN	3,500,000
VERACRUZ DE IGNACIO DE LA LLAVE	TLALIXCOYAN	500,000
VERACRUZ DE IGNACIO DE LA LLAVE	TLAPACOYAN	2,000,000
VERACRUZ DE IGNACIO DE LA LLAVE	TONAYÁN	2,000,000
VERACRUZ DE IGNACIO DE LA LLAVE	TOTUTLA	16,096,603
VERACRUZ DE IGNACIO DE LA LLAVE	TUXPAN	3,000,000
VERACRUZ DE IGNACIO DE LA LLAVE	UXPANAPA	2,999,322
VERACRUZ DE IGNACIO DE LA LLAVE	VERACRUZ	11,100,000
VERACRUZ DE IGNACIO DE LA LLAVE	XALAPA	14,132,672
VERACRUZ DE IGNACIO DE LA LLAVE	YECUATLA	668,372
VERACRUZ DE IGNACIO DE LA LLAVE	ZACUALPAN	2,762,928
VERACRUZ DE IGNACIO DE LA LLAVE	ZARAGOZA	880,000
VERACRUZ DE IGNACIO DE LA LLAVE	ZENTLA	7,800,000
VERACRUZ DE IGNACIO DE LA LLAVE	ZONGOLICA	10,000,000
YUCATÁN	ABALÁ	3,500,000
YUCATÁN	AKIL	4,000,000
YUCATÁN	BACA	15,000,000
YUCATÁN	BUCTZOTZ	8,500,000
YUCATÁN	CACALCHÉN	3,500,000
YUCATÁN	CELESTÚN	5,000,000
YUCATÁN	CHEMAX	15,000,000
YUCATÁN	CHICHIMILÁ	1,874,563
YUCATÁN	CHICXULUB PUEBLO	5,000,000



YUCATÁN	CHOCHOLÁ	1,000,000
YUCATÁN	CONKAL	2,500,000
YUCATÁN	CUNCUNUL	15,000,000
YUCATÁN	CUZAMÁ	1,000,000
YUCATÁN	DZÁN	10,000,000
YUCATÁN	DZILAM GONZÁLEZ	15,000,000
YUCATÁN	ESPITA	2,500,000
YUCATÁN	HUHÍ	3,500,000
YUCATÁN	IXIL	4,000,000
YUCATÁN	IZAMAL	10,000,000
YUCATÁN	KINCHIL	5,000,000
YUCATÁN	MÉRIDA	1,116,739
YUCATÁN	MOCOCHÁ	6,000,000
YUCATÁN	OPICHÉN	5,500,000
YUCATÁN	SAMAHIL	4,500,000
YUCATÁN	TEABO	2,000,000
YUCATÁN	TELCHAC PUEBLO	7,500,000
YUCATÁN	TELCHAC PUERTO	2,750,376
YUCATÁN	TEPAKÁN	2,000,000
YUCATÁN	TIMUCUY	3,500,000
YUCATÁN	TIXKOKOB	10,000,000
YUCATÁN	TIXMEHUAC	2,000,000
YUCATÁN	XOCCHEL	5,000,000
YUCATÁN	YAXKUKUL	5,500,000
YUCATÁN	YOBAÍN	2,000,000
ZACATECAS	APOZOL	750,000
ZACATECAS	BENITO JUÁREZ	3,800,000
ZACATECAS	CALERA	1,510,000
ZACATECAS	CAÑITAS DE FELIPE PESCADOR	880,000
ZACATECAS	CHALCHIHUITES	1,000,000
ZACATECAS	CONCEPCIÓN DEL ORO	650,000
ZACATECAS	CUAUHTÉMOC	600,000
ZACATECAS	EL PLATEADO DE JOAQUÍN AMARO	600,000
ZACATECAS	EL SALVADOR	635,000
ZACATECAS	FRESNILLO	6,035,000
ZACATECAS	GENARO CODINA	600,000
ZACATECAS	GENERAL ENRIQUE ESTRADA	479,565
ZACATECAS	GENERAL FRANCISCO R. MURGUÍA	1,370,000
ZACATECAS	GENERAL PÁNFILO NATERA	800,000
ZACATECAS	GUADALUPE	4,300,000
ZACATECAS	HUANUSCO	600,000
ZACATECAS	JALPA	2,057,370
ZACATECAS	JUAN ALDAMA	970,000
ZACATECAS	JUCHIPILA	1,310,000
ZACATECAS	LORETO	800,000
ZACATECAS	LUIS MOYA	750,000
ZACATECAS	MEZQUITAL DEL ORO	507,476

ZACATECAS	MOMAX	600,000
ZACATECAS	MONTE ESCOBEDO	667,959
ZACATECAS	MORELOS	1,000,000
ZACATECAS	MOYAHUA DE ESTRADA	840,000
ZACATECAS	NOCHISTLÁN DE MEJÍA	600,000
ZACATECAS	NORIA DE ÁNGELES	800,000
ZACATECAS	OJOCALIENTE	5,475,000
ZACATECAS	PÁNUCO	755,000
ZACATECAS	PINOS	725,000
ZACATECAS	RÍO GRANDE	665,000
ZACATECAS	SAIN ALTO	1,300,000
ZACATECAS	SANTA MARÍA DE LA PAZ	300,000
ZACATECAS	SOMBRERETE	2,300,000
ZACATECAS	SUSTICACÁN	600,000
ZACATECAS	TABASCO	600,000
ZACATECAS	TEPECHITLÁN	600,000
ZACATECAS	TEPETONGO	600,000
ZACATECAS	TEÚL DE GONZÁLEZ ORTEGA	1,400,000
ZACATECAS	TLALTENANGO DE SÁNCHEZ ROMÁN	1,100,000
ZACATECAS	TRANCOSO	1,250,000
ZACATECAS	TRINIDAD GARCÍA DE LA CADENA	500,000
ZACATECAS	VETAGRANDE	1,700,000
ZACATECAS	VILLA DE COS	825,000
ZACATECAS	VILLA GARCÍA	800,000
ZACATECAS	VILLA GONZÁLEZ ORTEGA	900,000
ZACATECAS	VILLA HIDALGO	650,000
ZACATECAS	ZACATECAS	3,000,000
Total		**5,000,000,000**

ANEXO 20.3 FONDO DE CULTURA

		Monto
TOTAL		**2,235,164,311**
	PROYECTOS ESTATALES	
ENTIDAD FEDERATIVA	**PROYECTO**	**697,022,464**
Aguascalientes	4a. Etapa Centro Cultural Los Arquitos	1,500,000
Aguascalientes	4a. Etapa Rehabilitación de la Red de Bibliotecas del Estado	2,000,000
Baja California	Proyectos de Infraestructura Cultural Municipal	10,000,000
Baja California	Proyectos de Infraestructura para el Desarrollo Cultural	10,000,000
Chiapas	Construcción y equipamiento del Museo de la Gente en Tuxtla Gutiérrez	100,000,000
Chiapas	Rehabilitación y remodelación del Teatro de la Ciudad "Emilio Rabasa" 2da. Etapa	16,402,000
Chihuahua	Universidad Autónoma de Chihuahua	7,000,000
Chihuahua	Construcción Centro Cultural Parral V Etapa	20,000,000
Chihuahua	Construcción Sala de Arte, Germán Valdéz "Tin Tán"	5,000,000
Coahuila de Zaragoza	Rehabilitación del Centro Cultural Vito Alessio Robles	7,000,000
Coahuila de Zaragoza	Rehabilitación del centro de las letras Oscar Flores Tapia en Saltillo	1,500,000
Coahuila de Zaragoza	Rehabilitación y equipamiento del Teatro de la Ciudad	2,250,000

	"Fernando Soler" segunda Etapa en Saltillo	
Coahuila de Zaragoza	Rehabilitación y equipamiento del Teatro de la Ciudad de Monclova Segunda Etapa	2,250,000
Coahuila de Zaragoza	Rehabilitación, modernización y equipamiento de los espacios culturales en Coahuila	4,531,000
Colima	Rehabilitación Centro Interactivo de Cultura Ambiental	4,500,000
Colima	Construcción Auditorio Cultural U. Dep. 5 de Mayo	2,800,000
Colima	Rehabilitación Jardín de Arte "Juan de Arrué"	2,000,000
Colima	Rehabilitación Salón de Danza Casa de Cultura	100,000
Colima	Poliforum Cultural "Corregidora"	6,000,000
Durango	Construcción de biblioteca en Gral. J. Agustín Castro	465,000
Durango	Museo Interactivo de La Laguna	19,558,079
Durango	Rehabilitación y equipamiento de la biblioteca José Ignacio Gallegos	2,000,000
Durango	Rehabilitación y equipamiento de la Casa de Cultura de Durango	3,000,000
Guanajuato	"Rehabilitación de Las Instalaciones de la Biblioteca Central Estatal Wigberto Jiménez Moreno, de la Ciudad de León, Gto. Primera Etapa	800,000
Guanajuato	Rehabilitación y Mejoramiento de Las Instalaciones Culturales y de Convivencia del Centro de Impulso Social para el Desarrollo Comunitario Sede Presitas	700,000
Guanajuato	Proyectos de Infraestructura Cultural	10,000,000
Guanajuato	Programa de Infraestructura Cultural en Guanajuato	10,000,000
Guerrero	Construcción de Casa de la Cultura en Cruz Grande, Municipio de Florencio Villarreal	7,000,000
Guerrero	Construcción de Casa de la Cultura, Primera Etapa, en la Cabecera Municipal de Igualapa	4,000,000
Guerrero	Construcción de Casa de la Cultura, Primera Etapa, en la Comunidad de Mixtecapa	3,000,000
Guerrero	Construcción del Centro Cultural en la Cabecera Municipal	7,000,000
Hidalgo	Casa de Cultura	3,500,000
México	Construcción y equipamiento de una Biblioteca Digital	4,200,000
México	Construcción y equipamiento de una Biblioteca Digital	4,200,000
México	Construcción y equipamiento de una Biblioteca Digital	4,200,000
México	Construcción y equipamiento de una Biblioteca Digital	7,500,000
México	Construcción y equipamiento de una Biblioteca Digital	4,200,000
México	Construcción y equipamiento de una Biblioteca Digital	4,200,000
México	Construcción y equipamiento de una Biblioteca Digital	4,200,000
México	Construcción y equipamiento de una Biblioteca Digital	4,200,000
México	Construcción y equipamiento de una Biblioteca Digital	4,200,000
México	Construcción y equipamiento de una Biblioteca Digital	4,200,000
México	Construcción y equipamiento de una Biblioteca Digital	4,200,000
México	Construcción y equipamiento de una Biblioteca Digital	4,200,000
México	Construcción y equipamiento de una Biblioteca Digital	4,200,000
México	Construcción y equipamiento de una Biblioteca Digital	4,200,000
México	Construcción y equipamiento de una Biblioteca Digital	4,200,000
México	Mantenimiento del Museo y Centro Regional	1,500,000
México	Construcción y equipamiento de una Biblioteca Digital	4,200,000
México	Construcción y equipamiento de una Biblioteca Digital	4,200,000
México	Construcción y equipamiento de una Biblioteca Digital	7,500,000
México	Construcción y equipamiento de una Biblioteca Digital	4,200,000
México	Construcción y equipamiento de una Biblioteca Digital	4,200,000
México	Construcción y equipamiento de una Biblioteca Digital	4,200,000
México	Construcción y equipamiento de una Biblioteca Digital	7,500,000
México	Construcción y equipamiento de una Biblioteca Digital	4,200,000
México	Construcción y equipamiento de una Biblioteca Digital	4,200,000
México	Mantenimiento del Jardín Botánico Cosmovitral	5,000,000
México	Rehabilitación del Teatro Morelos. Segunda Etapa	50,000,000
México	Construcción y equipamiento de una Biblioteca Digital	4,200,000
México	Construcción y equipamiento de una Biblioteca Digital	4,200,000
Michoacán de Ocampo	Rehabilitación y equipamiento a Casas de Cultura y Centros	5,500,000



	Culturales de Michoacán	
Morelos	Rehabilitación del Inmueble Sede del Archivo Histórico del Estado de Morelos de la Secretaria de Cultura, Remodelación y Acondicionamiento del Inmueble que albergará al Archivo Histórico de Morelos, a cargo de la Secretaria de Cultura del Estado de Morelos	500,000
Morelos	Rehabilitación y restauración de la biblioteca Miguel Salinas	1,000,000
Nuevo León	Actualización del Museo de Historia Mexicana	10,000,000
Nuevo León	CONARTE, La Mitotera. Cultura Móvil	2,500,000
Nuevo León	CONARTE, Rehabilitación y equipamiento del Teatro de la Ciudad. Etapa II treinta años de historias	13,000,000
Nuevo León	CONARTE, remodelación, adecuación y equipamiento de espacios culturales de Nuevo León (REATA). Etapa IV	9,000,000
Nuevo León	CONARTE, resguardando nuestra memoria, remodelación y equipamiento en el Centro de las Artes. Etapa II	12,000,000
Nuevo León	Museo del Acero (El mundo que nos rodea)	26,000,000
Puebla	"Construcción de la Casa de Cultura la Esperanza"	8,930,286
Puebla	Museo de la Evolución de Puebla	40,000,000
Puebla	Museo Infantil de la Constancia	10,500,000
Querétaro	Rehabilitación de Techos del Templo y Ex Convento de Santo Domingo	1,000,000
San Luis Potosí	2 Etapa de rehabilitación de la Ex-Hacienda Tenería	5,000,000
Sinaloa	Rehabilitación y equipamiento digital de Bibliotecas Populares	2,996,500
Sonora	Rehabilitación del Centro Cultural del Golfo de Santa Clara	3,100,000
Sonora	Proyectos de Infraestructura Cultural Municipal	30,227,199
Tabasco	Rehabilitación del Museo de Historia Natural"José Narciso Rovirosa Andrade"	10,000,000
Tabasco	Rehabilitación del Planetario Tabasco 2000	10,000,000
Tamaulipas	Rehabilitación de Biblioteca Congregación Quintero calle Tamaulipas, en el Mante, Tamps.	900,000
Tamaulipas	Rehabilitación de Biblioteca Estación Manuel 16 de Septiembre s/n esq. V. Carranza, en González, Tamps.	850,000
Tamaulipas	Rehabilitación de Biblioteca Gómez Farías calle Hidalgo en interior de la Presidencia Mpal, en Gómez Farías, Tamps.	850,000
Tamaulipas	Rehabilitación de Biblioteca los Aztecas Lázaro Cárdenas con Morelos y Juárez, en el Mante, Tamps.	850,000
Tamaulipas	Rehabilitación de Biblioteca San Carlos Morelos y Juárez (Presidencia Mpal.), en San Carlos, Tamps.	847,000
Tamaulipas	Rehabilitación de Biblioteca Soto la Marina Matamoros con Felipe de la Garza #616, en Soto la Marina, Tamps.	900,000
Tamaulipas	Rehabilitación de Biblioteca Valle Hermoso Ing. Eduardo Chávez esq. con Hidalgo, en Valle Hermoso, Tamps.	900,000
Tamaulipas	Rehabilitación de Biblioteca Villa González Francisco I. Madero #207 en González, Tamps.	900,000
Tlaxcala	"Mejora y Equipamiento de Espacios Dedicados a la Práctica de la Cultura y las Artes de Ocotlán Tlaxcala 2da Etapa"	4,700,000
Tlaxcala	"Mejora y Equipamiento de Espacios Dedicados a la Práctica de la Cultura y las Artes en el Ex Convento de Santa María de las Nieves, Totolac,Tlaxcala"	2,321,607
Veracruz de Ignacio de la Llave	Biblioteca para 300 Lectores	3,300,000
Yucatán	Teatro José Ma. Iturbide Traconis. II Etapa	15,153,793
Zacatecas	Construcción Corredor Urbano La Muralla (Centro Histórico)	5,000,000
Zacatecas	Rehabilitación y equipamiento de Centros Culturales Municipales	6,840,000

PROYECTOS MUNICIPALES			
ENTIDAD FEDERATIVA	**MUNICIPIO / DEMARCACIÓN**	**PROYECTO**	**1,538,141,847**
Aguascalientes	Aguascalientes	Construcción de Instalaciones para Foro Cultural Pocitos	3,100,000
Aguascalientes	Asientos	Construcción de salones de usos múltiples culturales y velaría de la comunidad de Villa de Juárez	2,800,000
Aguascalientes	Calvillo	Construcción Casa de Cultura el Salitre	1,100,000
Aguascalientes	Calvillo	Construcción y Equipamiento de Teatro Al Aire Libre en el Cema, Ubicado en la Cabecera	3,000,000



		Municipal	
Aguascalientes	Pabellón de Arteaga	Rehabilitación Teatro Bicentenario	1,969,817
Aguascalientes	Rincón de Romos	Centro de Desarrollo Comunitario	2,400,000
Aguascalientes	San Francisco de los Romo	Consolidación de desarrollo cultural Puertecito de la Virgen	1,763,813
Aguascalientes	San José de Gracia	Casa de la Cultura "La Hacienda de Paredes"	1,508,102
Aguascalientes	San José de Gracia	Centro de artes "La Congoja"	854,267
Baja California	Ensenada	Construcción de biblioteca en Ensenada Casa de Cultura	5,000,000
Baja California	Tijuana	Casa de Cultura San Antonio de los Buenos. 2da Etapa de construcción	3,747,462
Campeche	Hecelchakán	Construcción de Anfiteatro en la Localidad de Hecelchakán	7,000,000
Chiapas	Berriozábal	Construcción de Biblioteca Pública Municipal en Berriozábal	10,000,000
Chihuahua	Chihuahua	Rehabilitación y equipamiento de la Ex Hacienda San José "El Torreón"	5,948,000
Chihuahua	Chihuahua	Restauración y equipamiento de "Quinta Touché"	4,150,000
Coahuila de Zaragoza	Monclova	Construcción de Andadores Culturales en Alameda Juárez	3,100,000
Coahuila de Zaragoza	Monclova	Renovar y Ampliar el Espacio Museográfico del Museo el Polvorín	3,206,915
Coahuila de Zaragoza	San Pedro	Casa de Cultura	400,000
Colima	Colima	Construcción y Equipamiento Salón de Actividades Culturales Múltiples Mujer Danza	1,000,000
Colima	Colima	Rehabilitación Centro de Danza "Mujer Danza"	1,000,000
Colima	Colima	Rehabilitación Conservación de Patrimonio Cultural	350,000
Colima	Colima	Salón de actividades culturales múltiples Mujer Danza	2,832,000
Colima	Manzanillo	Construcción del Teatro del Pueblo en el Recinto de la Feria de Manzanillo	2,100,000
Distrito Federal	Álvaro Obregón	Casa de la Cultura la Angostura	4,000,000
Distrito Federal	Álvaro Obregón	Centro de Desarrollo Cultural la Comuna	3,300,000
Distrito Federal	Álvaro Obregón	Construcción de Centros de Artes y Oficios en la Calle Encinal, Colonia Jalalpa Tepito	7,000,000
Distrito Federal	Álvaro Obregón	Construcción del Centro de Artes y Oficios en la Colonia Capulín	2,000,000
Distrito Federal	Álvaro Obregón	Construcción del Centro de Artes y Oficios en la Colonia Presa en la Sección Hornos	7,000,000
Distrito Federal	Álvaro Obregón	Rehabilitación del Centro Social y Cultural en la Colonia Presidentes	7,000,000
Distrito Federal	Coyoacán	Construcción de la Casa de la Américas "Salvador Allende"	7,000,000
Distrito Federal	Cuauhtémoc	2da Etapa de la Construcción del Centro de Visitantes Plaza del Nuevo Volador, Centro Histórico	1,000,000
Distrito Federal	Cuauhtémoc	Construcción del Centro Cultural de la Infancia en Calzada de Guadalupe Esquina Aurora Colonia Maza	7,000,000
Distrito Federal	Cuauhtémoc	Construcción del Centro Cultural de la Infancia en Constancia Esquina Paseo de la Reforma, Colonia Morelos	5,000,000
Distrito Federal	Cuauhtémoc	Construcción del Centro Cultural de la Infancia en la Calle Cerrada de Cedro, Colonia Atlampa	5,000,000
Distrito Federal	Cuauhtémoc	Rehabilitación de la Plaza Pública "Plaza San Jerónimo"	1,000,000
Distrito Federal	Cuauhtémoc	Rehabilitación Integral del Centro Cultural "Casa de Día del Adulto Mayor" Col. Paulino Navarro	2,000,000
Distrito Federal	Cuauhtémoc	Construcción del Foro al Aire Libre en la Casa de la Cultura Santa María la Ribera	5,000,000
Distrito Federal	Gustavo A. Madero	Construcción de la Casa de Cultura de la Colonia Bondojito, 1era Etapa	4,000,000
Distrito Federal	Gustavo A. Madero	Construcción de la Casa de Cultura de la Colonia Bondojito, 2da Etapa	7,000,000



Distrito Federal	Gustavo A. Madero	Construcción de la Casa de Cultura en la Colonia Santa Rosa, en la Intersección de la Avenida 3-A y 6-A, 1era Etapa	2,000,000
Distrito Federal	Gustavo A. Madero	Construcción de la Casa de Cultura en la Colonia Santa Rosa, en la Intersección de la Avenida 3-A y 6-A, 2da Etapa	7,000,000
Distrito Federal	Iztacalco	Rehabilitación de Espacios Culturales en la Delegación Iztacalco	2,000,000
Distrito Federal	Iztapalapa	Construcción de Salones para la Creación y Desarrollo de Arte y Técnicas Urbanas "Iztapalarte"	1,000,000
Distrito Federal	Iztapalapa	Construcción de Unidad Cultural en el Centro de Rehabilitación "Tepalcates Primavera"	2,000,000
Distrito Federal	Iztapalapa	Rehabilitación de dos Parques Culturales Infantiles Pattolli en la Delegación	2,000,000
Distrito Federal	Iztapalapa	Rehabilitación del Museo Fuego Nuevo y del Teatro al Aire Libre del mismo	7,000,000
Distrito Federal	Miguel Hidalgo	Rehabilitación y Dignificación de la Infraestructura Cultural de la Delegación Miguel Hidalgo	4,000,000
Distrito Federal	Milpa Alta	Rehabilitación y Equipamiento de la Casa de Artes Cuauhtémoc	5,000,000
Distrito Federal	Tlalpan	Rehabilitación de Casa Frissac	2,000,000
Distrito Federal	Tlalpan	Rehabilitación de Museo de Historia de Tlalpan	1,000,000
Distrito Federal	Venustiano Carranza	Rehabilitación a la Biblioteca Amalia Caballero Ledon de la Delegación Venustiano Carranza	800,000
Distrito Federal	Venustiano Carranza	Rehabilitación a la Biblioteca Emilio Kreiger de la Delegación Venustiano Carranza	800,000
Distrito Federal	Venustiano Carranza	Rehabilitación a la Biblioteca Enrique Ramírez y Ramírez de la Delegación Venustiano Carranza	800,000
Distrito Federal	Venustiano Carranza	Rehabilitación a la Biblioteca Felipe Madera Lauterio de la Delegación Venustiano Carranza	700,000
Distrito Federal	Venustiano Carranza	Rehabilitación a la Biblioteca José María Pino Suarez de la Delegación Venustiano Carranza	800,000
Distrito Federal	Venustiano Carranza	Rehabilitación a la Biblioteca Mario de la Cueva de la Delegación Venustiano Carranza	800,000
Distrito Federal	Venustiano Carranza	Rehabilitación a la Biblioteca Misael Núñez Acosta de la Delegación Venustiano Carranza	800,000
Distrito Federal	Venustiano Carranza	Rehabilitación de la Biblioteca Ricardo Flores Magón de la Delegación Venustiano Carranza	1,000,000
Distrito Federal	Venustiano Carranza	Rehabilitación del Centro Cultural Venustiano Carranza de la Delegación Venustiano Carranza	6,000,000
Distrito Federal	Venustiano Carranza	Rehabilitación del Centro de Convivencia Enrique Tierno Galván de la Delegación Venustiano Carranza	1,500,000
Durango	El Oro	Museo Regional de Minería e Historia	3,000,000
Durango	Guanaceví	Remodelación de la Plaza Benito Juárez	700,000
Durango	Guanaceví	Remodelación Plazuela el Minero	400,000
Durango	San Juan del Río	Rescate del museo de sitio de la Coyotada	3,000,000
Guanajuato	Celaya	Construcción de Conservatorio de Música de Celaya	5,000,000
Guanajuato	Celaya	Restauración y Remodelación del Auditorio 5ta. Etapa	2,280,000
Guanajuato	Cuerámaro	Ampliación de Casa de Cultura Salvador Contreras	1,500,000
Guanajuato	Cuerámaro	Ampliación de la Casa de la Cultura Salvador Contreras	1,800,000
Guanajuato	Guanajuato	Casa de Cultura de la Zona Centro y Museo Dieguino	769,915
Guanajuato	Guanajuato	Restauración del Templo Parroquial de San José y Santiago	700,000
Guanajuato	Huanímaro	Explanada para Eventos Culturales	1,000,000
Guanajuato	Irapuato	Restauración de la iglesia de Las Carmelitas de la comunidad de lo de Juárez 1ra. Etapa	1,000,000
Guanajuato	Manuel Doblado	Foro Cultural Manuel Doblado	1,000,000
Guanajuato	Moroleón	Rehabilitación del Auditorio Ortiz Mena 1a Etapa	1,000,000
Guanajuato	Pénjamo	Restauración de la Parroquia de San Francisco de	3,000,000

		Asis de Pénjamo, Gto. 2da Etapa	
Guanajuato	Romita	Restauración del Santuario Parroquial de Santa María de Guadalupe en Romita, Gto.	3,917,000
Guanajuato	Salamanca	Rehabilitación Parroquia de San Gonzalo	1,100,000
Guanajuato	Salamanca	Rehabilitación Templo de San Agustín	3,000,000
Guanajuato	Salamanca	Rehabilitación Templo de San Bernabé de Valtierrilla	900,000
Guanajuato	Salamanca	Rehabilitación Templo de San Pedro	1,500,000
Guanajuato	Salamanca	Rehabilitación Templo Jesús de Nazareno de Las Tres Caídas	1,500,000
Guanajuato	San Miguel de Allende	Intervención de Monumentos, Atrio del Oratorio e Insurgentes (Plaza de la Santa Casa de Loreto)	634,401
Guanajuato	Tierra Blanca	Restauración del Templo Parroquial de Santo Tomás Apostol	1,500,000
Guanajuato	Victoria	Restructuración y restauración de la Capilla del Sagrario	1,000,000
Guanajuato	Yuriria	Construcción de la 3era. Etapa de la Casa de la Cultura del Municipio	3,100,000
Guerrero	Acapulco de Juárez	Casa de la Cultura Acapulco Diamante	4,500,000
Guerrero	Acapulco de Juárez	Segunda Etapa de la Construcción de la Casa de Cultura Ejido Nuevo	2,500,000
Guerrero	Atoyac de Álvarez	Rehabilitación y construcción de Centro Cultural en Atoyac de Álvarez Cabecera Municipal	3,441,000
Guerrero	Coahuayutla de José María Izazaga	Construcción de la Casa de la Cultura en la Cabecera Municipal	7,000,000
Guerrero	Eduardo Neri	Rehabilitación de Centro Cultural y de Espectáculos "Gral. Coronel José María Bernal"	3,000,000
Guerrero	Juchitán	Construcción de la 2da Etapa de la Casa de la Cultura	2,150,000
Guerrero	Marquelia	Construcción de la Primera Etapa del Auditorio Casa de la Cultura en la Cabecera Municipal	2,200,000
Guerrero	Pilcaya	Construcción 2a Etapa Casa de Cultura	3,000,000
Guerrero	San Marcos	Casa de la Cultura las Mesas	4,000,000
Guerrero	San Marcos	Construcción de Casa de la Cultura la San Marqueña (2da Etapa)	2,650,000
Guerrero	Teloloapan	Construcción de Área Cultural, Exposiciones y Usos Múltiples en Telesecundaria "Bicentenario de la Independencia" C.C.T 12ETV0995V (Loc. Buenavista de Guadalupe)	700,000
Guerrero	Teloloapan	Construcción de Plaza Cívica en Interior del Colegio de Bachilleres, Clave 12ECB0069B, Localidad Oxtotitlán	300,000
Guerrero	Teloloapan	Rehabilitación de Parroquia de Nuestra Señora de la Asunción de María	1,000,000
Guerrero	Teloloapan	Rehabilitación de Parroquia del Señor Santiago Apóstol (Oxtotitlán)	1,000,000
Guerrero	Tetipac	Construcción de Área Cultural, Exposiciones y Usos Múltiples en Esc. Prim. "Emiliano Zapata" C.C.T 12DPR0244X (Loc. Atencahuites)	1,000,000
Guerrero	Xochihuehuetlán	Segunda Etapa de Construcción del Salón de Usos Múltiples y Casa de la Cultura de Xochihuehuetlan	3,000,000
Hidalgo	Acatlán	Restauración del convento de San Miguel Arcángel en Acatlán, Hidalgo	3,000,000
Hidalgo	Acaxochitlán	Construcción de Casa de la Cultura 2 Etapa Loc. San Pedro Tlachichilco	2,500,000
Hidalgo	Alfajayucan	III Etapa de restauración del Convento de San Martín Obispo en Alfajayucan, Hidalgo	4,500,000
Hidalgo	Cardonal	II Etapa de restauración de Santuario Mapethé, en el Cardonal, Hidalgo	3,000,000
Hidalgo	Huasca de Ocampo	Restauración de la Parroquia de San Juan Bautista, Huasca de Ocampo, Hgo.	2,000,000
Hidalgo	Huejutla de Reyes	Museo de la Cultura Huasteca. III Etapa	6,558,079
Hidalgo	Huichapan	Restauración de la antigua casa del artesano, Huichapan, Hgo.	4,500,000

Hidalgo	Ixmiquilpan	Restauración de la capilla del Señor de Orizabita, en la comunidad de Orizabita, Ixmiquilpan	3,500,000
Hidalgo	Metepec	Construcción y Equipamiento de la Casa de Cultura en la Cabecera Municipal	7,000,000
Hidalgo	Mineral de la Reforma	Construcción y equipamiento de la biblioteca pública Profa. Ma. Eleuteria González en Mineral de la Reforma.	5,000,000
Hidalgo	Mineral del Chico	Restauración de la Parroquia de la Inmaculada Concepción, Mineral del Chico, Hgo	4,000,000
Hidalgo	Mineral del Monte	Restauración de la Parroquia de Nuestra Señora del Rosario, Mineral del Monte, Hgo.	3,000,000
Hidalgo	Molango de Escamilla	Remodelación del Centro Histórico	1,500,000
Hidalgo	Pacula	Construcción de la Casa de la Cultura de Pacula	2,000,000
Hidalgo	Tepeapulco	Construcción del Museo del Maíz y el Pulque	2,000,000
Hidalgo	Tepeapulco	Restauración del convento de San Francisco de Asís, Tepeapulco, Hgo.	3,000,000
Hidalgo	Tezontepec de Aldama	Construcción de Casa de la Cultura Manuel Gómez Morín	3,000,000
Hidalgo	Tulancingo de Bravo	Catedral de Tulancingo	5,000,000
Hidalgo	Tulancingo de Bravo	Construcción de Museo Cultural Huapalcalco	2,500,000
Hidalgo	Tulancingo de Bravo	Remodelación del Museo del Ferrocarril y el Santo, Colonia Ferrocarrilera	3,500,000
Hidalgo	Villa de Tezontepec	Restauración del convento de San Pedro Apóstol, Villa de Tezontepec, Hgo	4,646,000
Hidalgo	Yahualica	Museo Cultural de la Huasteca Hidalguense-Infraestructura	3,100,000
Jalisco	Arandas	Construcción de Absidiolo Mayor	5,000,000
Jalisco	Atengo	Construcción de Museo Comunitario 3a Etapa	1,418,550
Jalisco	Atenguillo	Construcción de la Casa de la Cultura 3a Etapa	7,498,550
Jalisco	Atotonilco el Alto	Construcción Escuela de Artes Agua Caliente	1,800,000
Jalisco	Chiquilistlán	Construcción y mejoramiento de la Explanada Cultural de Chiquilistlán	10,000,000
Jalisco	Chiquilistlán	Proyecto de recuperación del Conjunto Conventual de Nuestra Señora de la Asunción, Chiquilistlán, Jalisco	6,698,550
Jalisco	El Limón	Construcción del Segundo Piso en Casa de la Cultura Municipal en la Cabecera Municipal del Limón, Jalisco	3,000,000
Jalisco	Gómez Farías	Construcción de la Casa de la Cultura en San Andrés Ixtlán	500,000
Jalisco	Guadalajara	Adquisición de equipamiento escénico para el Teatro Jaime Torres Bodet	2,048,550
Jalisco	Guadalajara	Restauración de "El Castillo" (Centro Cultural Colmos)	4,650,000
Jalisco	Guadalajara	Restauración de la Casa Reforma (Segunda Etapa)	4,198,550
Jalisco	Huejúcar	Remodelación de Casa de la Cultura Municipal, 1ra. Etapa	4,000,000
Jalisco	Jesús María	Remodelación y ampliación de la Casa de la Cultura en la Cabecera Municipal de Jesus María, Jalisco	1,751,550
Jalisco	La Huerta	Construcción de Casa de la Cultura "Maestro Mario Moral Leal", 3a Etapa	2,440,000
Jalisco	Lagos de Moreno	Rehabilitación Teatro Rosas Moreno	702,207
Jalisco	Ocotlán	Foro al aire libre, auditorio y estacionamiento en Colonia Arboledas	1,450,000
Jalisco	Ojuelos de Jalisco	Centro Cultural Vaquerías	2,996,343
Jalisco	Puerto Vallarta	Mercado Escuela Estación Gourmet	3,000,000
Jalisco	San Ignacio Cerro Gordo	Ampliación y equipamiento de auditorio Municipal en San Ignacio Cerro Gordo	1,398,550
Jalisco	San Juan de los Lagos	Mantenimiento y restauración, iluminacion escénica, Catedral Basílica	1,000,000
Jalisco	San Miguel el Alto	Construcción del Auditorio Jesús Delgado	6,698,550
Jalisco	San Pedro Tlaquepaque	Equipamiento del Museo Pantaleón Panduro	1,597,088



Jalisco	San Pedro Tlaquepaque	Instalación de cubierta móvil en el patio San Pedro del Centro Cultural El Refugio	3,698,021
Jalisco	San Pedro Tlaquepaque	Rehabilitación de área de cocinas y oficinas del Centro Cultural El Refugio	1,787,457
Jalisco	San Pedro Tlaquepaque	Rehabilitación de Cine Foro del Centro Cultural El Refugio	4,669,229
Jalisco	San Pedro Tlaquepaque	Rehabilitación de la escuela de artes plásticas, artesanías y oficios "Ángel Carranza"	6,674,094
Jalisco	San Pedro Tlaquepaque	Restauración de arcos hundidos del Centro Cultural El Refugio	265,411
Jalisco	Talpa de Allende	Construcción e integración de Talleres Culturales 4a Etapa	1,540,000
Jalisco	Tecolotlán	Construcción de auditorio Casa de la Cultura	3,000,000
Jalisco	Teocaltiche	2da Etapa regeneración del Centro Histórico	2,000,000
Jalisco	Tepatitlán de Morelos	Construcción de Auditorio en Centro de Salud Integral de los Altos Primera Etapa	300,000
Jalisco	Tepatitlán de Morelos	Restauración del Edificio del Señor de la Misericordia	500,000
Jalisco	Tepatitlán de Morelos	Restauración del Portico del Edificio de la Parroquia de San Francisco de Asis	700,000
Jalisco	Tonalá	Construcción y equipamiento de domo en el espacio de cultura Santa Paula 2da Etapa	2,500,000
Jalisco	Tuxcacuesco	Remodelación de la Casa de la Cultura "Juan Rulfo" ubicada en la Cabecera Municipal de Tuxcacuesco Jalisco	1,628,890
Jalisco	Tuxpan	Remodelación y adaptación para el Museo Municipal, 2da Etapa	1,500,000
Jalisco	Valle de Juárez	Capilla de Guadalupe Rescate de Un Espacio Cultural	2,000,000
Jalisco	Valle de Juárez	Renovación de la Imagen Urbana del Centro Histórico de Valle de Juárez 5ta. Etapa	3,100,000
Jalisco	Valle de Juárez	Renovación de la Imagen Urbana del Centro Histórico Tercera Etapa.	3,100,000
Jalisco	Villa Purificación	Construcción del Auditorio Jesús Delgado	500,000
Jalisco	Yahualica de González Gallo	Restauración Parroquia de San Miguel	500,000
Jalisco	Zapopan	Centro Cultural Constitución	6,698,550
Jalisco	Zapotlán El Grande	Construcción Centro para la Cultura y las Artes José Rolón 2a. Etapa	4,698,550
Jalisco	Zapotlán del Rey	Remodelación de la plaza principal, en Cabecera Municipal de Zapotlan del Rey	1,697,000
México	Amecameca	Rehabilitación de Convento Dominico y Parroquia de Nuestra Señora de la Asunción (Fachada Lat y Muro Inter de Parroquia)	1,800,000
México	Atenco	Terminación de construcción y equipamiento de Centro Cultural, Cabecera Municipal	4,562,830
México	Atizapán de Zaragoza	Construcción de Plaza y Kiosco, Calle Bulgaria, en tre Av. México y Calle Italia, Col. México 86.	300,000
México	Atlacomulco	Construcción del Museo Histórico de Atlacomulco	5,000,000
México	Axapusco	Construcción de Casa de la Cultura Jaltepec, Municipio de Axapusco	7,000,000
México	Chalco	Rehabilitación de bibliotecas en varias comunidades, municipio de Chalco	3,000,000
México	Coacalco de Berriozábal	Remodelación y equipamiento de Plaza Cívica del H. Ayuntamiento de Coacalco	4,000,000
México	El Oro	Rehabilitación y equipamiento de Casa de Cultura	3,455,227
México	Huehuetoca	Construcción de Centro de Artes, Segunda Etapa	7,000,000
México	Huehuetoca	Construcción del Centro de Artes Segunda Etapa	6,300,000
México	Hueypoxtla	Construcción de Foro Al Aire Libre Santa María Ajoloapan	3,100,000
México	Ixtlahuaca	Proyecto de Infraestructura de Segunda Etapa	4,000,000
México	Jiquipilco	Infraestructura y equipamiento de Casa de Cultura	704,508
México	Jiquipilco	Teatro al Aire Libre	1,840,664
México	Metepec	Construcción y equipamiento de la Casa de Cultura	7,500,000



		del Pueblo Santa María Magdalena Ocotlán	
México	Mexicaltzingo	Rehabilitación del Auditorio de la Escuela Primaria Prof. "Rafael Ramírez Castañeda".	2,135,580
México	Naucalpan de Juárez	Rehabilitación del Centro Cultural Ágora	5,000,000
México	Nezahualcóyotl	Construcción de Teatro Al Aire Libre en el Parque del Pueblo Colonia Ampliación Villada 44 1a. Etapa	7,000,000
México	Nezahualcóyotl	Construcción de Teatro al Aire Libre en el Parque del Pueblo Colonia Ampliación Villada 44 2a. Etapa	7,000,000
México	Nezahualcóyotl	Construcción de Teatro al Aire Libre en el Parque del Pueblo Colonia Ampliación Villada 44 3a. Etapa	7,000,000
México	Nezahualcóyotl	Construcción de Teatro Al Aire Libre en el Parque del Pueblo Colonia Ampliación Villada 44 4a. Etapa	7,000,000
México	Nezahualcóyotl	Construcción de Teatro Al Aire Libre en el Parque del Pueblo Colonia Ampliación Villada 44 5a Etapa	7,000,000
México	Nezahualcóyotl	Rehabilitación de Casas de Cultura de las Colonias Las Águilas y Campestre Guadalupana	5,000,000
México	Nopaltepec	Construcción de Segunda Etapa de Casa de Cultura Nopaltepec	1,530,768
México	Nopaltepec	Construcción de Talleres de Cultura en la Escuela Primaria "Vicente Guerrero" Nopaltepec	2,530,000
México	Nopaltepec	Construcción de Teatro al Aire Libre	3,230,000
México	Otzolotepec	Centro Cultural, Fábrica María, Tercera Etapa	4,500,000
México	Papalotla	Remodelación de la Casa de Cultura Municipal	2,500,000
México	Rayón	Construcción de la "Escuela Municipal de Bellas Artes"	4,500,000
México	Rayón	Construcción del Andador Cultural de la Cabecera Municipal	1,200,000
México	Rayón	Construcción del Andador Cultural de la Colonia San José	600,000
México	Rayón	Construcción del Centro Cultural para el Desarrollo de la Familia	2,800,000
México	Rayón	Construcción del Poliforum	1,000,000
México	Rayón	Rehabilitación del Centro Municipal para el Rescate de la Cultura Artesanal	1,400,000
México	San Felipe del Progreso	Restauración de la Casa Social denominada Templo de San Felipe y Santiago	4,561,211
México	San Mateo Atenco	Ampliación de Casa de Cultura	4,000,000
México	Temascalcingo	Conclusión de la rehabilitación y equipamiento de las instalaciones del Ex Seminario en la Cabecera Municipal	3,800,000
México	Temascaltepec	Terminación de recinto Ferial Multifuncional en la localidad de San Andrés de los Gama.	3,000,000
México	Texcoco	Construcción de Auditorio Cultural para los Trabajadores de la Universidad Autónoma de Chapingo, en la Comunidad del Cooperativo	2,500,000
México	Texcoco	Construcción del Teatro al Aire Libre en la Alameda Texcoco, en la Comunidad de Santiaguito	3,500,000
México	Texcoco	Segunda Etapa de la Rehabilitación de la Biblioteca Municipal Diego de Betanzos en la Comunidad de San Juan Tezontla	1,000,000
México	Tlalnepantla de Baz	Construir Un Aula de Usos Múltiples en la Escuela Primaria "Dr. Gustavo Baz" , Lomas de San Andrés Atenco Ampliación	600,000
México	Tlalnepantla de Baz	Construir Un Salón de Usos Múltiples en Avenida Popocatépetl Esquina Calle Joruyo, Loma Bonita.	1,600,000
México	Tlalnepantla de Baz	Rehabilitación del edificio del Teatro Centenario	9,659,291
México	Toluca	Rehabilitación de la explanada del Teatro Morelos	4,500,000
México	Toluca	Rehabilitación y equipamiento para taller especializado del Museo del Alfeñique	2,000,000
México	Tonanitla	Construcción Centro Cultural 2da. Etapa	5,000,000
México	Valle de Chalco Solidaridad	Rehabilitación y Construcción de Plancha Cívica y Asta Bandera en la Ex Hacienda Xico	1,200,000
México	Zumpango	Casa de Cultura	4,000,000



Michoacán de Ocampo	Briseñas	Construcción de la Casa de la Cultura en la Comunidad de Ibarra	2,000,000
Michoacán de Ocampo	Churintzio	Construcción de Casa de la Cultura 4a Etapa Churintzio	1,500,000
Michoacán de Ocampo	Churumuco	Construcción de Casa de Cultura Municipal 2° Etapa	2,000,000
Michoacán de Ocampo	Churumuco	Construcción de Casa de Cultura Poturo 1° Etapa	1,000,000
Michoacán de Ocampo	Irimbo	Modernización y equipamiento de la biblioteca Atenea	1,350,000
Michoacán de Ocampo	Irimbo	Modernización y equipamiento de la biblioteca Lázaro Cárdenas del Río	1,650,000
Michoacán de Ocampo	Jiménez	Construcción de Auditorio al Aire Libre en Chapitiro	1,000,000
Michoacán de Ocampo	Jiménez	Construcción de Auditorio al Aire Libre en Zimbánguaro	1,000,000
Michoacán de Ocampo	Jiménez	Construcción de Auditorio al Aire Libre la Loma	1,000,000
Michoacán de Ocampo	Jiménez	Construcción de Auditorio en la Localidad de Caurio de Guadalupe	2,500,000
Michoacán de Ocampo	Jiquilpan	Modernización y equipamiento de la biblioteca Gabino Ortiz	2,000,000
Michoacán de Ocampo	La Piedad	Modernización y equipamiento de la Biblioteca Pública Dr. Salvador Aceves Parra	3,000,000
Michoacán de Ocampo	Lázaro Cárdenas	Centro Cultural Ing. Juan Gamiz Díaz 2a Etapa	3,000,000
Michoacán de Ocampo	Nuevo Parangaricutiro	Construcción de Centro Cultural y Casa de Artesanías	2,000,000
Michoacán de Ocampo	Ocampo	Casa de Cultura	3,700,000
Michoacán de Ocampo	Panindícuaro	Construcción de Segunda Etapa y Equipamiento del Auditorio Municipal	7,000,000
Michoacán de Ocampo	Parácuaro	Construcción de la Casa de la Cultura Municipal	1,500,000
Michoacán de Ocampo	Sahuayo	Construcción de Taller de Artes Plásticas 2da. Etapa, en Sahuayo Michoacán	1,500,000
Michoacán de Ocampo	Tancítaro	Construcción y equipamiento de Ecobiblioteca Tancítaro	1,500,000
Michoacán de Ocampo	Tocumbo	Rehabilitación de Infraestructura y Equipamiento del Canal de Telecultura 7 de La Comunidad De Santa Clara	200,000
Michoacán de Ocampo	Zináparo	Construcción de la Segunda Etapa del Centro Cultural	3,100,000
Michoacán de Ocampo	Zitácuaro	Espacio Cultural	1,800,000
Michoacán de Ocampo	Zitácuaro	Rehabilitación y equipamiento para la biblioteca del Centro Cultural de Zitácuaro	3,000,000
Morelos	Ayala	Construcción y Rehabilitación de Biblioteca y Área de Teatro 1a. Etapa, de la Comunidad de Apatlaco, del Municipio de Ayala	1,500,000
Morelos	Ayala	Construcción y Rehabilitación de la Biblioteca de la Comunidad de Anenecuilco 1a. Etapa, del Municipio de Ayala del Estado de Morelos	1,200,000
Morelos	Ayala	Construcción y Rehabilitación de Teatro para Actividades Culturales de la Comunidad de Tenextepango 1a. Etapa, del Municipio de Ayala del Estado de Morelos	2,500,000
Morelos	Ayala	Construcción y Rehabilitación de Teatro para Actividades Culturales, en la Ciudad de Ayala 1a. Etapa, del Municipio de Ayala del Estado de Morelos	1,800,000
Morelos	Ayala	Fiesta Cultural Ayala 2015	3,100,000
Morelos	Tepoztlán	Ampliación y Rehabilitación de la Casa de la Cultura en la Colonia Ixcatepec	1,500,000
Morelos	Tlaltizapán de Zapata	Construcción de Auditorio al Aire Libre en el Municipio de Tlaltizapán de Zapata Morelos	7,000,000
Morelos	Tlayacapan	Habilitación cultural y recreativa El Plan	2,212,000
Morelos	Tlayacapan	Rehabilitación de la Capilla de San Nicolás Tolentino en la Ex Hacienda de Pantitlán	3,500,000
Nayarit	Ahuacatlán	Construcción y Rehabilitación de Espacios Públicos	3,000,000



		Culturales	
Nayarit	Ahuacatlán	Infraestructura Proyecto Municipal de Cultura (Cd)	3,100,000
Nayarit	Ruíz	Construcción de la Casa de la Música	2,110,000
Nayarit	San Blas	Remodelación de la Primera Etapa de la Contaduría en San Blas	4,318,000
Nayarit	Tepic	Construcción del Centro Cultural en Tepic Nayarit	7,000,000
Nayarit	Tepic	Proyectos de Infraestructura Cultura	9,400,000
Nuevo León	Doctor Coss	Construcción de Centro Cultural	3,100,000
Nuevo León	Lampazos de Naranjo	Rehabilitación en el Teatro Ayarza Goitia	3,100,000
Nuevo León	Linares	Construcción y equipamiento de Espacio Cultural - Biblioteca en Colonia Río Verde	4,248,783
Nuevo León	Linares	Remodelación y equipamiento de Casa de la Cultura Virtual	931,944
Nuevo León	Monterrey	Construcción Centro Cultural en Monterrey	20,000,000
Nuevo León	Monterrey	Rehabilitación de Biblioteca Pública en Colonia Lomas Modelo	1,620,000
Nuevo León	Monterrey	Rehabilitación de Biblioteca Pública en Colonia Mederos	1,630,000
Nuevo León	Monterrey	Rehabilitación de Biblioteca Pública en Colonia Moderna	1,800,000
Nuevo León	Monterrey	Rehabilitación de Biblioteca Pública en Colonia Progreso	1,600,000
Nuevo León	Monterrey	Rehabilitación de Biblioteca Pública en Colonia Roma.	1,670,000
Nuevo León	Monterrey	Rehabilitación de Biblioteca Pública en Colonia Valle Verder Tercer Sector	1,630,000
Nuevo León	San Nicolás de los Garza	Centro Cultural la Rosa de los 4 Vientos	80,000,000
Nuevo León	San Nicolás de los Garza	Construcción de Centro Cultural Flor de Lis	3,000,000
Nuevo León	San Pedro Garza García	Infraestructura y Equipamiento Cultural para el Municipio de San Pedro Garza García Nuevo León	3,100,000
Nuevo León	Villaldama	Rehabilitación y Equipamiento Centro Cultural Josefa Ortiz de Domínguez	3,500,000
Nuevo León	Villaldama	Rehabilitación y Equipamiento Museo del Ferrocarril y de la Minería	3,500,000
Oaxaca	Asunción Nochixtlán	Construcción del Techado del Patio Cultural del Jardín de Niños "María Montessori" Clave 20DJN1443V	1,500,000
Oaxaca	Heroica Ciudad de Huajuapan de León	Casa de la Cultura	5,000,000
Oaxaca	Loma Bonita	Teatro del Pueblo	5,000,000
Oaxaca	Miahuatlán de Porfirio Díaz	Casa de Cultura, Infraestructura	1,800,000
Oaxaca	Natividad	Construcción de Casa de Cultura (Primera Etapa)	2,200,000
Oaxaca	Putla Villa de Guerrero	Construcción de Casa de Cultura (Primera Etapa)	2,300,000
Oaxaca	Reforma de Pineda	Construcción de la Casa de Cultura de Reforma de Pineda	5,391,000
Oaxaca	San Andrés Sinaxtla	Construcción del Techado de la Plaza Cívica en la Escuela Primaria Rural Federal "Abraham Castellanos" Clave 20DPRO429L	2,200,000
Oaxaca	San Antonino Monte Verde	Construcción y Equipamiento de la Casa de Cultura Etapa I	4,000,000
Oaxaca	San Bartolomé Quialana	Construcción de la Casa de Cultura Segunda Etapa	2,456,000
Oaxaca	San Francisco Chindúa	Construcción de Casa de Cultura (Primera Etapa)	2,500,000
Oaxaca	San Francisco Chindúa	Construcción del Techado del Auditorio Municipal, en la Localidad de Guadalupe Chindúa	1,850,000
Oaxaca	San Francisco Sola	Construcción de la Primera Etapa de la Casa de Cultura en la Cabecera Municipal de San Francisco Sola	2,000,000
Oaxaca	San José Chiltepec	Construcción de Casa de Cultura, en San José Chiltepec	5,000,000
Oaxaca	San Juan Bautista Cuicatlán	Construcción de la Segunda Etapa de la Casa de Cultura	2,935,000



Oaxaca	San Juan del Estado	Construcción de Biblioteca Municipal	1,500,000
Oaxaca	San Juan Ñumí	Construcción del Techado del Auditorio Municipal en la Localidad de Buenavista	1,450,000
Oaxaca	San Juan Yucuita	Rehabilitación y Dignificación del Auditorio Municipal de San Juan Yucuita	1,100,000
Oaxaca	San Lorenzo	Casa de Cultura	2,000,000
Oaxaca	San Lorenzo Victoria	Construcción de Casa de Cultura San Jerónimo Nuchita	5,000,000
Oaxaca	San Pablo Huixtepec	Casa de Cultura, Infraestructura	1,500,000
Oaxaca	San Pedro Comitancillo	Ampliación de la Casa de Cultura en el Municipio de San Pedro Comitancillo	1,000,000
Oaxaca	San Pedro Huamelula	Construcción de la Segunda Etapa de la Casa de la Cultura	1,000,000
Oaxaca	Santa María Totolapilla	Construcción de la Casa de la Cultura en Santa María Totolapilla Primera Etapa	2,000,000
Oaxaca	Santiago Laollaga	Construcción y Equipamiento de la Casa de la Cultura en Santiago Laollaga Etapa II	2,000,000
Oaxaca	Santiago Llano Grande	Casa de Cultura	2,000,000
Oaxaca	Santiago Pinotepa Nacional	Construcción de Casa de la Cultura	5,000,000
Oaxaca	Santo Domingo Zanatepec	Construcción de Biblioteca Municipal	1,000,000
Oaxaca	Teococuilco de Marcos Pérez	Construcción de Casa de Cultura de Teococuilco	2,500,000
Oaxaca	Tlacolula de Matamoros	Rehabilitación y Equipamiento de la Casa de la Cultura de la Cabecera Municipal	3,000,000
Oaxaca	Villa de Etla	Segunda Etapa de Casa de Cultura de la Villa de Etla	2,500,000
Puebla	Coatepec	Remodelación de piso de la Parroquia de San Bartolomé en el municipio de Coatepec, Puebla	200,000
Puebla	Domingo Arenas	Casa de Cultura del Municipio de Domingo Arenas	3,000,000
Puebla	Esperanza	Rehabilitación y Equipamiento de la Casa de Cultura Mixtlan en la Cabecera Municipal	3,000,000
Puebla	Huatlatlauca	Construcción y equipamiento de Teatro al aire libre en el Municipio de Huatlatlauca	2,512,564
Puebla	Huauchinango	Ampliación de la extensión del Conservatorio de Puebla ubicado en la Cd. de Huachinango 2da Etapa	2,930,285
Puebla	Huitziltepec	Construcción de la Casa de la Cultura de Santa Clara Huitziltepec	1,617,721
Puebla	Ixtacamaxtitlán	Rescate, restauración y rehabilitación de inmueble Histórico en Tepexoxuca	5,549,414
Puebla	Juan Galindo	Rehabilitación del Palacio Municipal y Jardín Central para usos de la Casa de la Cultura 2da. Etapa	3,000,000
Puebla	San Juan Atenco	Rehabilitación y Equipamiento del Auditorio Cultural de la Cabecera Municipal	3,000,000
Puebla	San Pedro Cholula	Construcción de Bibliotecas en Zonas de Muy Alta Marginación	15,547,356
Puebla	San Pedro Cholula	Rehabilitación de Casa de Cultura Cholulteca	6,037,256
Puebla	San Pedro Cholula	Rehabilitación y Equipamiento de la Casa de Cultura para la Inteligencia Editorial en la Cabecera Municipal	1,000,000
Puebla	Tecali de Herrera	1ra. Etapa de la Rehabilitación del Centro Histórico de Tecali de Herrera	4,939,286
Puebla	Tepango de Rodríguez	Restauración del Templo de San Antonio de Padua en el municipio de Tepango de Rodríguez, Puebla	2,000,000
Puebla	Tepemaxalco	Rehabilitación y equipamiento de la Casa de la Cultura y Taller de Música	1,500,000
Puebla	Tepeojuma	Construcción de Casa de la Cultura en el municipio de Tepeojuma	2,300,000
Puebla	Tételа de Ocampo	Restauración y rehabilitación de la Casa Barrios en Tonalapa, municipio de Tétela de Ocampo	8,782,979
Puebla	Tulcingo	Construcción de Casa de Cultura en la Cabecera	6,000,000



		Municipal de Tulcingo Puebla	
Puebla	Xicotepec	Remodelación de Casa de la Cultura albergada en el Palacio Municipal	3,000,000
Puebla	Zacapala	Construcción de la Casa de la Cultura en el municipio de Zacapala	1,000,000
Puebla	Zapotitlán de Méndez	Construcción de piso empedrado y mantenimiento de la Iglesia de Santiago Apóstol de la localidad de Nanacatlán	780,000
Puebla	Zoquiapan	Rehabilitación de la Iglesia de San Francisco de Asís de Zoquiapan, Puebla	220,000
Querétaro	Corregidora	"2da. Etapa Centro de Desarrollo Humano, Santa Bárbara"	2,000,000
Querétaro	Corregidora	"Centro de Desarrollo Humano, los Olvera 2da Etapa"	1,100,000
Querétaro	Corregidora	Remodelación de Casa de la Cultura	2,000,000
Querétaro	El Marqués	Construcción de Centro Cultural (Ciudad Maderas)	17,500,000
Querétaro	El Marqués	Remodelación de Casa de la Cultura, la Cañada	3,100,000
Querétaro	Pedro Escobedo	Construcción y equipamiento de Kiosko Digital y Cultural	4,500,000
Querétaro	Tequisquiapan	Casa del Artesano de Tequisquiapan	2,256,000
Querétaro	Tequisquiapan	Museo de la Canasta, sala de exhibición en antigua oficina de correos	585,000
Quintana Roo	Benito Juárez	Biblioteca Pública "Lic. Rosendo Leal Sánchez"	1,257,300
Quintana Roo	Benito Juárez	Remodelación y equipamiento de la Biblioteca Pública "Lic. Erick Paolo Martínez"	183,200
San Luis Potosí	Cedral	Rehabilitación y equipamiento del Teatro Benito Juárez de Cedral	1,000,000
San Luis Potosí	Ciudad Fernández	Casa de Cultura Digital	2,500,000
San Luis Potosí	Ciudad Valles	2da. Etapa del Teatro Al Aire Libre y Explanada Colosio.	3,100,000
San Luis Potosí	Ciudad Valles	Mantenimiento y equipamiento del Teatro Fernando Domínguez del Centro Cultural de la Huasteca	2,500,000
San Luis Potosí	Matehuala	Casa de Cultura Digital	3,000,000
San Luis Potosí	Matehuala	Rehabilitación y equipamiento del Teatro Manuel José Othón	2,000,000
San Luis Potosí	Rioverde	Rehabilitación del Templo de la Divina Pastora	3,000,000
San Luis Potosí	Santa María del Río	Museo del Rebozo de Santa María del Río	1,000,000
San Luis Potosí	Venado	Construcción de Plaza Cultural San Sebastián	2,100,000
San Luis Potosí	Venado	Construcción de Teatro Al Aire Libre en la Colonia Loma Linda	3,500,000
San Luis Potosí	Venado	Infraestructura Proyecto Municipal de Cultura 2015	3,100,000
San Luis Potosí	Xilitla	Segunda Etapa emergente de restauración del Ex Convento de San Agustín Xilitla	6,200,000
San Luis Potosí	Zaragoza	Casa de Cultura Digital	3,000,000
Sinaloa	Ahome	Ampliación y Restauración de la Casa de la Cultura Conrado Esponosa	3,100,000
Sinaloa	Ahome	Construcción de Biblioteca Municipal Ahome	15,000,000
Sinaloa	Culiacán	Construcción y equipamiento del Centro Multicultural de Costa Rica	4,494,750
Sinaloa	Culiacán	Rehabilitación de la Concha Acústica en el Centro Cívico Constitución, en la Colonia Centro	3,100,000
Sinaloa	El Fuerte	Remodelación del Museo Municipal de el Fuerte	1,800,000
Sinaloa	Escuinapa	Construcción de Biblioteca Municipal en Escuinapa	15,000,000
Sinaloa	Escuinapa	Rehabilitación y equipamiento Cultural Digital de Escuinapa	1,500,000
Sinaloa	Guasave	Mejoramiento de la Biblioteca de la Ciudad de Juan José Rios	500,000
Sinaloa	Guasave	Mejoramiento de la infraestructura de la Iglesia San Francisco de Asís	496,500
Sinaloa	Guasave	Mejoramiento de la infraestructura del "Auditorio Héroes de Sinaloa"	1,000,000
Sinaloa	Guasave	Mejoramiento de la infraestructura del Museo de	1,000,000



		Guasave	
Sinaloa	Guasave	Mejoramiento del "Centro Cultural Guasave Malecón Ma. Rosario Espinoza"	2,996,500
Sinaloa	Guasave	Rehabilitación y equipamiento del Centro Cultural de la Escuela Secundaria Técnica 4	996,500
Sinaloa	Guasave	Rehabilitación y equipamiento del Centro Cultural Tamazula	500,000
Sinaloa	Mazatlán	Rehabilitación y equipamiento Cultural Digital	1,500,000
Sinaloa	Navolato	Construcción de la Biblioteca Municipal de Navolato	3,054,846
Sonora	Bavispe	Construcción de Auditorio Cultural	2,200,000
Sonora	Bavispe	Construcción de Biblioteca Municipal	1,100,000
Sonora	Caborca	Museo Histórico y Etnográfico de Caborca	1,500,000
Sonora	Cucurpe	Acondicionamiento de Centro Comunitario	464,820
Sonora	Cucurpe	Acondicionamiento de Centros de Uso Múltiples	1,799,720
Sonora	Cucurpe	Construcción de Biblioteca Pública	835,460
Sonora	Hermosillo	Infraestructura Cultural en Hermosillo	10,000,000
Sonora	Huatabampo	Construcción de Auditorio Municipal Con Calle 10 de Abril del Predio Independencia, Huatabampo, Sonora	6,200,000
Sonora	Ónavas	Construcción de Museo Municipal	2,320,000
Sonora	Puerto Peñasco	Construcción de Centro Municipal de las Artes (CEMART)	4,504,205
Sonora	Sahuaripa	Rehabilitación y equipamiento de la biblioteca pública en Sahuaripa	2,000,000
Sonora	San Luis Río Colorado	Museo Regional de San Luis Rio Colorado	3,200,000
Sonora	San Luis Río Colorado	Remodelación de Biblioteca Pública Sor Juana Inés de la Cruz	1,000,000
Tabasco	Comalcalco	Construcción y Equipamiento de la Biblioteca Pública Rural "Benito Juárez", ubicada N la Ria Independencia, 1ra. Sección	2,500,000
Tabasco	Comalcalco	Modernización de Parque Mi Ciudad	2,500,000
Tabasco	Cunduacán	Construcción Centro Cultural Cunduacán de Área de Exposiciones	7,000,000
Tabasco	Cunduacán	Construcción de Centro de Exposiciones y Artesanías	7,000,000
Tabasco	Cunduacán	Construcción del Centro Cultural Cunduacán Nave Uno	7,000,000
Tabasco	Cunduacán	Rehabilitación de la Casa de la Cultura y Auditorio "Antonio Dios Guarda" 3ra Etapa	2,000,000
Tabasco	Cunduacán	Rehabilitación y Mantenimiento de la Casa de Cultura y Auditorio "Antonio de Dios Guarda"	2,000,000
Tabasco	Cunduacán	Remodelación y Rehabilitación de Plaza el Zodiaco Cd. Cunduacán (Calle Av. Juárez Esq. Cerrada Juárez)	3,500,000
Tabasco	Emiliano Zapata	Construcción de Casa de Cultura y Talleres DIF del Poblado Chacama	3,500,000
Tabasco	Emiliano Zapata	Construcción de Casa de la Cultura y Talleres DIF de la Villa Chable	3,000,000
Tabasco	Emiliano Zapata	Construcción de Casa de la Cultura y Talleres DIF, Poblado Gregorio Méndez Magaña	2,000,000
Tabasco	Jalpa de Méndez	Rehabilitación de la Casa de Cultura Municipal	1,936,531
Tabasco	Jonuta	Rehabilitación de la Casa de Cultura de la Cabecera Municipal de Jonuta Tabasco	2,500,000
Tabasco	Nacajuca	Construcción De Primera Etapa de Espacio Recreativo y Cultural "Bosques de Saloya".	852,700
Tabasco	Nacajuca	Remodelación del Parque Artesanal y Cultural "Madre Muriel"	2,247,300
Tabasco	Tacotalpa	Rehabilitación de la Casa de la Cultura 2da Etapa de la Ciudad de Tacotalpa, Tabasco	1,500,000
Tabasco	Tacotalpa	Rehabilitación del Parque Cultural de la Colonia Pueblo Nuevo de la Ciudad Tacotalpa	1,000,000
Tabasco	Teapa	Mantenimiento de la Casa de Cultura del Municipio de Teapa, Tabasco	1,000,000
Tamaulipas	Antiguo Morelos	Poliforum Multidisciplinario Antiguo Morelos	4,000,000

Tamaulipas	Mainero	Construcción de Casa de la Cultura, Zona Centro, Mainero, Tamps.	3,100,000
Tamaulipas	Matamoros	Proyecto de Rehabilitación, Adecuación y Mantenimiento de Irbam	3,030,792
Tamaulipas	Matamoros	Proyecto de Rehabilitación, Adecuación y Mantenimiento de Irbam (IV Etapa)	2,398,500
Tamaulipas	Matamoros	Rehabilitación y Equipamiento en el Museo Casa Mata (III Etapa)	533,467
Tamaulipas	Miguel Alemán	Ampliación y Equipamiento de Casa de la Cultura	3,100,000
Tamaulipas	Nuevo Laredo	Rehabilitación de Casa de la Cultura Ubicada en Ayuntamiento Sur S/N en la Colonia Infonavit Fundadores	3,100,000
Tamaulipas	Xicoténcatl	Construcción Casa de Cultura	3,100,000
Tlaxcala	Amaxac de Guerrero	Construcción y Equipamiento de Teatro al Aire Libre	2,000,000
Tlaxcala	Benito Juárez	Construcción de Techado de Teatro Cultural Abierto en EMSAD Clave 29EMS0018B	475,000
Tlaxcala	Benito Juárez	Construcción de Techado de Teatro Cultural Abierto en la Primaria Ignacio Manuel Altamirano Clave 29DPR0227G	315,000
Tlaxcala	Benito Juárez	Construcción de Techado de Teatro Cultural Abierto en la Telesecundaria Alfonso Reyes Ochoa Clave 29DTV0030V	450,000
Tlaxcala	Chiautempan	Construcción de Techado de Teatro Cultural Abierto en la Telesecundaria Cuauhtémoc, Clave 29ETV0044X, San Pedro Muñoztla	673,000
Tlaxcala	Españita	Construcción del Centro Cultural en Españita	2,000,000
Tlaxcala	Españita	Rehabilitación del Santuario de Españita	2,000,000
Tlaxcala	Mazatecochco de José María Morelos	Construcción de Techado de Teatro Cultural Abierto en la Telesecundaria Francisco Márquez Clave 29DTV0044Y	672,000
Tlaxcala	Nanacamilpa de Mariano Arista	Construcción de Casa de Cultura	7,000,000
Tlaxcala	Natívitas	Construcción de Techado de Teatro Cultural Abierto en la Telesecundaria Josefa O. de Domínguez, San Miguel Analco Clave 29ETV0031T	682,000
Tlaxcala	Panotla	Construcción de Techado de Teatro Cultural Abierto en la Telesecundaria "Xicohtencatl Axayacatzin", San Tadeo Huiloapan, Clave 29DTV0019Z	480,000
Tlaxcala	Papalotla de Xicohténcatl	Construcción de Techado de Teatro Cultural Abierto de la Telesecundaria Citlalpopocatzin, San Marcos Contla Clave 29ETV0026H	493,000
Tlaxcala	Papalotla de Xicohténcatl	Construcción de Techado de Teatro Cultural Abierto en el Colegio de Bachilleres Plantel 13, Clave 29ECB0013Z Barrio Xolalpa	800,000
Tlaxcala	Papalotla de Xicohténcatl	Construcción de Techado de Teatro Cultural Abierto en la Sec. Gral. José Vasconcelos, Clave 29DES0021H, Barrio Potrero	806,000
Tlaxcala	San Juan Huactzinco	Construcción de espacio recreativo y cultural en San Juan Huactzingo	1,000,000
Tlaxcala	San Pablo del Monte	Construcción y Equipamiento de Teatro al Aire Libre	2,000,000
Tlaxcala	San Pablo del Monte	Proyecto Cultural San Pablo del Monte	6,400,000
Tlaxcala	Santa Apolonia Teacalco	Construcción de Techado de Teatro Cultural Abierto en el Conalep Plantel 251 Clave 29DPT0003N	468,000
Tlaxcala	Santa Catarina Ayometla	Rehabilitación de la Casa de la Cultura del municipio de Santa Catarina Ayometla	600,000
Tlaxcala	Santa Isabel Xiloxoxtla	Construcción de la Casa de Cultura "Xiloxoxtla"	600,000
Tlaxcala	Tenancingo	Construcción de Techado de Teatro Cultural Abierto en la Secundaria General Jaime Torres Bodet Clave 29DES0025D	686,000
Tlaxcala	Terrenate	Construcción Complejo Cultural en Terrenate	13,000,000
Tlaxcala	Terrenate	Construcción y Equipamiento de Teatro al Aire Libre	2,000,000
Tlaxcala	Tlaxco	Rehabilitación de los arcos de patio del Edificio de	3,000,000



		la Revolución Mexicana (2da. Etapa)	
Tlaxcala	Ziltlaltépec de Trinidad Sánchez Santos	Construcción de Biblioteca Municipal 2da. Etapa	544,593
Tlaxcala	Ziltlaltépec de Trinidad Sánchez Santos	Restauración de la techumbre del Templo de San Diego de Alcalá	79,800
Veracruz de Ignacio de la Llave	Acajete	Construcción de Casa de la Cultura	2,000,000
Veracruz de Ignacio de la Llave	Banderilla	Construcción de la Casa de Cultura de Banderilla	2,000,000
Veracruz de Ignacio de la Llave	Boca del Río	Rehabilitación de la Casa de Cultura de Boca del Río	3,000,000
Veracruz de Ignacio de la Llave	Camerino Z. Mendoza	Ecobiblioteca	3,350,000
Veracruz de Ignacio de la Llave	Coahuitlán	Construcción de Foro Cultural Kakiwinanti	2,878,769
Veracruz de Ignacio de la Llave	Córdoba	Construcción de Nueva Biblioteca en el Municipio de Córdoba, Veracruz	3,000,000
Veracruz de Ignacio de la Llave	Coscomatepec	Construcción de talleres artísticos de Coscomatepec	3,200,000
Veracruz de Ignacio de la Llave	Cosoleacaque	Construcción de Auditorio Municipal Incluye: Arco Techo, Acabados E Instalaciones Hidráulicas y Eléctrica, Ubicado en el Barrio Primero de la Cabecera Municipal de Cosoleacaque, Ver.	3,000,000
Veracruz de Ignacio de la Llave	Gutiérrez Zamora	Remodelación y ampliación del edificio anexo de la Casa de Cultura	2,055,000
Veracruz de Ignacio de la Llave	Huatusco	Construcción de Salón Cultural para Usos Múltiples en Tlamatoca Municipio de Huatusco Veracruz	3,100,000
Veracruz de Ignacio de la Llave	Maltrata	Restauración de los Tradicionales Portales del Centro	3,100,000
Veracruz de Ignacio de la Llave	Naolinco	Construcción del Centro Cultural Comunitario de la Comunidad el Espinal	3,450,000
Veracruz de Ignacio de la Llave	Naolinco	Rehabilitación de la Casa de Cultura Miguel Mata y Reyes	200,000
Veracruz de Ignacio de la Llave	Naranjos Amatlán	Casa de Cultura de Naranjos-Amatlán, Ver.	3,000,000
Veracruz de Ignacio de la Llave	Pueblo Viejo	Construcción de Biblioteca Municipio de Pueblo Viejo	3,100,000
Veracruz de Ignacio de la Llave	Tampico Alto	Construcción de la Casa de la Cultura	1,600,000
Veracruz de Ignacio de la Llave	Tierra Blanca	Ampliación y Equipamiento del Edificio de la Casa de Cultura de la Ciudad de Tierra Blanca Veracruz	3,100,000
Veracruz de Ignacio de la Llave	Tlacolulan	Construcción de la Casa de Cultura en la Localidad el Fresno	3,350,000
Veracruz de Ignacio de la Llave	Tonayán	Construcción de la Casa de la Cultura Tonayán	3,300,000
Veracruz de Ignacio de la Llave	Veracruz	Rehabilitación y equipamiento museográfico de la Casa Museo Salvador Díaz Mirón	3,150,000
Yucatán	Abalá	Construcción de Concha Acústica en la Localidad de Uayalceh Municipio de Abalá	3,500,000
Yucatán	Baca	Construcción de Casa de la Cultura en la Localidad de Baca	3,500,000
Yucatán	Buctzotz	Construcción de Concha Acústica en la Localidad de Buctzotz	3,100,000
Yucatán	Cacalchén	Construcción de Centro Cultural en el municipio de Cacalchén	2,500,000
Yucatán	Calotmul	Construcción de Concha Acústica en la Localidad de Calotmul	3,500,000
Yucatán	Celestún	Construcción de Anfiteatro en la Localidad de Celestún	7,000,000
Yucatán	Chocholá	Construcción de la Casa de Cultura de Chocholá	5,000,000
Yucatán	Dzilam González	Construcción de Auditorio Municipal, C-22 No. 91-F X 22, C.P. 97600, en la Localidad y Municipio de Dzilam González, Yucatán	5,500,000
Yucatán	Huhí	Construcción de Casa de la Cultura 1a.Etapa (Infraestructura Cultural)	2,000,000
Yucatán	Kanasín	Construcción de Anfiteatro en la Localidad de Kanasín	5,000,000

Yucatán	Kanasín	Construcción de Casa cultural en el Fracc. Santa Ana en el municipio de Kanasín	2,500,000
Yucatán	Kinchil	Construcción de Anfiteatro en la Localidad de Kinchil	5,000,000
Yucatán	Motul	Rehabilitación del Complejo Cultural en el Municipio de Motul	5,000,000
Yucatán	Muxupip	Construcción de espacio cultural en la Escuela Secundaria Felipe Carrillo Puerto c.c.t. 31eesc0655	2,000,000
Yucatán	Opichén	Construcción de Casa de Cultura en la Localidad Opichén	7,000,000
Yucatán	Samahil	Construcción de Anfiteatro en la Localidad de Samahil	2,000,000
Yucatán	Samahil	Construcción de Anfiteatro en la Localidad de Samahil " Segunda Etapa"	3,000,000
Yucatán	Seyé	Construcción de Casa de la Cultura en la Localidad de Seye, Municipio de Yucatán	5,000,000
Yucatán	Sinanché	Construcción de Anfiteatro en la Localidad de Sinanché "Primera Etapa"	3,000,000
Yucatán	Sinanché	Construcción de Anfiteatro en la Localidad de Sinanché "Segunda Etapa"	1,000,000
Yucatán	Sinanché	Construcción de Anfiteatro en la Localidad de Sinanché "Tercera Etapa"	1,000,000
Yucatán	Suma	Construcción de la Casa de la Cultura	3,000,000
Yucatán	Tahmek	Construcción de Cancha Acústica en la Localidad de Tahmek	3,100,000
Yucatán	Tecoh	Construcción de Anfiteatro en la Localidad de Tecoh " Segunda Etapa"	1,000,000
Yucatán	Tecoh	Construcción de Anfiteatro en la Localidad de Tecoh "Primera Etapa"	4,000,000
Yucatán	Temozón	Construcción de la Casa de la Cultura en la localidad y municipio de Temozón	5,000,000
Yucatán	Timucuy	Construcción de Casa de la Cultura en la Localidad de Timucuy	3,500,000
Yucatán	Tixkokob	Construcción de Biblioteca	2,000,000
Yucatán	Tixkokob	Construcción de la Casa de la Cultura en Tixkokob (Infraestructura Cultural)	3,100,000
Yucatán	Uayma	Construcción de Concha Acústica en la Localidad de Uayma (Infraestructura Cultural)	3,100,000
Yucatán	Valladolid	Plaza de la Jarana y Museo Regional en Ex Estación del Tren	7,000,000
Yucatán	Xocchel	Construcción y Equipamiento de Casa Cultural para Talleres de Danza Regionales y Plaza de la Cultura de la Jarana	6,000,000
Yucatán	Xocchel	Construcción y Equipamiento de Salón de Equipo de Cómputo en la Biblioteca Municipal	2,000,000
Zacatecas	Atolinga	Construcción Casa de Cultura 3ra Etapa	3,000,000
Zacatecas	Chalchihuites	Concreto estampado y empedrado a la Zona Arqueológica	3,000,000
Zacatecas	Fresnillo	Centro Cultural "Daniel Peralta"	6,000,000
Zacatecas	Trancoso	Ampliación Plaza de Los Pintores	1,978,916

ANEXO 20.4 FONDO DE INFRAESTRUCTURA DEPORTIVA

INFRAESTRUCTURA ESTATAL	
TOTAL	**3,420,872,448**
ENTIDAD FEDERATIVA	**443,633,012**
Baja California	17,000,000
Baja California Sur	14,000,000
Chiapas	110,000,000
Colima	10,000,000
Durango	7,400,000
Guanajuato	38,150,000



Guerrero		15,950,000
Jalisco		34,000,000
Nuevo León		68,930,000
Oaxaca		40,343,012
San Luis Potosí		2,710,000
Sonora		67,500,000
Tabasco		1,150,000
Veracruz de Ignacio de la Llave		3,000,000
Zacatecas		13,500,000
INFRAESTRUCTURA MUNICIPAL		
ENTIDAD FEDERATIVA	**MUNICIPIO / DEMARCACIÓN**	**2,977,239,436**
Aguascalientes	Aguascalientes	7,000,000
Aguascalientes	Asientos	1,535,616
Aguascalientes	Calvillo	7,000,000
Aguascalientes	Cosío	1,017,000
Aguascalientes	El Llano	2,705,623
Aguascalientes	Jesús María	3,000,000
Aguascalientes	Pabellón de Arteaga	12,815,200
Aguascalientes	San Francisco de los Romo	1,300,000
Aguascalientes	Tepezalá	461,358
Baja California	Ensenada	12,000,000
Baja California	Tijuana	67,223,000
Baja California Sur	Comondú	10,500,000
Baja California Sur	Los Cabos	1,750,000
Campeche	Calakmul	3,000,000
Campeche	Calkiní	8,000,000
Campeche	Campeche	19,640,000
Chiapas	Amatán	2,400,000
Chiapas	Benemérito de las Américas	2,400,000
Chiapas	Catazajá	8,400,000
Chiapas	Chamula	2,400,000
Chiapas	Chilón	2,400,000
Chiapas	La Concordia	9,000,000
Chiapas	La Independencia	2,400,000
Chiapas	La Libertad	2,400,000
Chiapas	La Trinitaria	10,000,000
Chiapas	Ocosingo	2,400,000
Chiapas	Tumbalá	2,400,000
Chiapas	Tuxtla Gutiérrez	51,300,000
Chihuahua	Aldama	1,000,000
Chihuahua	Aquiles Serdán	250,000
Chihuahua	Chihuahua	21,880,000
Chihuahua	Cuauhtémoc	10,959,773
Chihuahua	Delicias	1,000,000
Chihuahua	Guerrero	25,000,000
Chihuahua	Juárez	3,500,000
Chihuahua	Julimes	500,000
Chihuahua	Rosales	1,000,000
Chihuahua	Saucillo	1,000,000
Coahuila de Zaragoza	Matamoros	8,000,000
Coahuila de Zaragoza	Monclova	16,850,000
Coahuila de Zaragoza	Ocampo	4,000,000
Coahuila de Zaragoza	Parras	9,000,000
Coahuila de Zaragoza	Saltillo	3,500,000
Coahuila de Zaragoza	San Juan de Sabinas	9,000,000
Coahuila de Zaragoza	San Pedro	16,280,000
Coahuila de Zaragoza	Sierra Mojada	5,000,000



Coahuila de Zaragoza	Torreón	40,000,000
Coahuila de Zaragoza	Viesca	9,500,000
Colima	Armería	1,641,666
Colima	Colima	5,533,332
Colima	Comala	5,461,703
Colima	Coquimatlán	6,476,287
Colima	Cuauhtémoc	920,833
Colima	Manzanillo	4,595,831
Colima	Minatitlán	570,833
Colima	Tecomán	1,412,499
Colima	Villa de Álvarez	891,666
Distrito Federal	Álvaro Obregón	34,000,000
Distrito Federal	Benito Juárez	10,500,000
Distrito Federal	Coyoacán	11,000,000
Distrito Federal	Cuauhtémoc	34,000,000
Distrito Federal	Gustavo A. Madero	21,000,000
Distrito Federal	Iztacalco	7,000,000
Distrito Federal	Iztapalapa	3,800,000
Distrito Federal	La Magdalena Contreras	25,500,000
Distrito Federal	Miguel Hidalgo	9,886,500
Distrito Federal	Milpa Alta	2,000,000
Distrito Federal	Tlalpan	5,000,000
Distrito Federal	Venustiano Carranza	28,000,000
Durango	Canatlán	8,460,352
Durango	Coneto de Comonfort	1,900,000
Durango	Cuencamé	3,000,000
Durango	Durango	12,500,000
Durango	El Oro	2,500,000
Durango	General Simón Bolívar	1,500,000
Durango	Gómez Palacio	6,500,000
Durango	Guanaceví	3,500,000
Durango	Lerdo	4,000,000
Durango	Mezquital	1,230,002
Durango	Nazas	2,500,000
Durango	Nombre de Dios	2,000,000
Durango	Peñón Blanco	4,400,000
Durango	Pueblo Nuevo	19,400,000
Durango	Rodeo	5,000,000
Durango	San Bernardo	2,000,000
Durango	San Juan de Guadalupe	1,500,000
Durango	Santiago Papasquiaro	8,000,000
Durango	Tepehuanes	2,000,000
Durango	Topia	2,000,000
Guanajuato	Celaya	27,700,000
Guanajuato	Cuerámaro	1,500,000
Guanajuato	Huanímaro	1,000,000
Guanajuato	Jaral del Progreso	1,500,000
Guanajuato	Manuel Doblado	675,000
Guanajuato	Moroleón	3,000,000
Guanajuato	Pénjamo	11,619,229
Guanajuato	Romita	1,990,381
Guanajuato	Salamanca	3,500,000
Guanajuato	San José Iturbide	3,500,000
Guanajuato	San Miguel de Allende	3,831,568
Guanajuato	Santa Catarina	3,833,333
Guanajuato	Santiago Maravatío	2,500,000
Guanajuato	Silao de la Victoria	9,375,488



Guanajuato	Uriangato	1,000,000
Guerrero	Acapulco de Juárez	10,000,000
Guerrero	Atoyac de Álvarez	5,500,000
Guerrero	Coahuayutla de José María Izazaga	7,000,000
Guerrero	Coyuca de Benítez	7,500,000
Guerrero	Cuajinicuilapa	5,000,000
Guerrero	Florencio Villarreal	7,000,000
Guerrero	Juchitán	1,650,000
Guerrero	Pedro Ascencio Alquisiras	600,000
Guerrero	San Marcos	2,400,000
Guerrero	Taxco de Alarcón	4,000,000
Guerrero	Teloloapan	2,400,000
Guerrero	Tepecoacuilco de Trujano	7,000,000
Guerrero	Tlalchapa	3,000,000
Guerrero	Xochistlahuaca	1,000,000
Hidalgo	Acatlán	1,500,000
Hidalgo	Acaxochitlán	5,098,000
Hidalgo	Agua Blanca de Iturbide	2,300,000
Hidalgo	Alfajayucan	2,400,000
Hidalgo	Apan	2,000,000
Hidalgo	Atotonilco de Tula	3,400,000
Hidalgo	Atotonilco el Grande	1,400,000
Hidalgo	Cardonal	4,000,443
Hidalgo	Chapantongo	2,000,000
Hidalgo	Chilcuautla	2,000,000
Hidalgo	El Arenal	2,064,800
Hidalgo	Emiliano Zapata	4,000,000
Hidalgo	Francisco I. Madero	2,594,018
Hidalgo	Huehuetla	1,000,000
Hidalgo	Huejutla de Reyes	2,000,000
Hidalgo	Ixmiquilpan	3,300,000
Hidalgo	Jacala de Ledezma	1,000,000
Hidalgo	Jaltocán	3,000,000
Hidalgo	Metepec	11,000,000
Hidalgo	Mixquiahuala de Juárez	4,000,000
Hidalgo	Nicolás Flores	1,000,000
Hidalgo	Omitlán de Juárez	1,000,000
Hidalgo	Pachuca de Soto	11,841,182
Hidalgo	San Bartolo Tutotepec	2,500,000
Hidalgo	Tenango de Doria	1,500,000
Hidalgo	Tlanchinol	2,500,000
Hidalgo	Tlaxcoapan	1,970,000
Hidalgo	Tula de Allende	1,200,000
Hidalgo	Zimapán	2,100,000
Jalisco	Amacueca	500,000
Jalisco	Amatitán	1,000,000
Jalisco	Atengo	300,000
Jalisco	Atotonilco el Alto	1,500,000
Jalisco	Chimaltitán	2,000,000
Jalisco	Cihuatlán	300,000
Jalisco	Cocula	500,000
Jalisco	Colotlán	1,000,000
Jalisco	Cuquío	4,985,300
Jalisco	Degollado	1,000,000
Jalisco	El Arenal	1,400,000
Jalisco	Etzatlán	1,500,000
Jalisco	Guadalajara	11,078,000

Jalisco	Hostotipaquillo	1,480,508
Jalisco	Huejuquilla el Alto	500,000
Jalisco	Ixtlahuacán de los Membrillos	2,470,079
Jalisco	Jamay	1,539,000
Jalisco	La Manzanilla de la Paz	9,062,345
Jalisco	Lagos de Moreno	2,500,000
Jalisco	Magdalena	1,000,000
Jalisco	Ocotlán	1,500,000
Jalisco	Ojuelos de Jalisco	1,289,000
Jalisco	San Cristóbal de la Barranca	1,000,000
Jalisco	San Diego de Alejandría	1,100,000
Jalisco	San Ignacio Cerro Gordo	1,189,000
Jalisco	San Juan de los Lagos	750,000
Jalisco	San Julián	1,000,000
Jalisco	San Martín de Bolaños	1,000,000
Jalisco	San Martín Hidalgo	2,000,000
Jalisco	San Miguel el Alto	1,450,000
Jalisco	San Pedro Tlaquepaque	16,617,000
Jalisco	San Sebastián del Oeste	739,000
Jalisco	Santa María de los Ángeles	1,158,492
Jalisco	Talpa de Allende	23,685,921
Jalisco	Tamazula de Gordiano	1,639,000
Jalisco	Techaluta de Montenegro	4,158,600
Jalisco	Teocaltiche	1,000,000
Jalisco	Tepatitlán de Morelos	800,000
Jalisco	Tequila	3,000,000
Jalisco	Teuchitlán	7,000,000
Jalisco	Tolimán	1,400,000
Jalisco	Tomatlán	1,000,000
Jalisco	Tonalá	5,539,000
Jalisco	Totatiche	1,300,000
Jalisco	Tuxcacuesco	2,000,000
Jalisco	Unión de San Antonio	3,500,000
Jalisco	Valle de Juárez	3,739,000
Jalisco	Villa Corona	1,539,000
Jalisco	Villa Purificación	500,000
Jalisco	Zapopan	11,078,000
Jalisco	Zapotiltic	1,000,000
México	Acambay de Ruíz Castañeda	3,130,000
México	Acolman	2,320,000
México	Aculco	9,895,012
México	Almoloya de Juárez	3,430,401
México	Amatepec	3,130,000
México	Amecameca	20,000,000
México	Apaxco	10,000,000
México	Atizapán	4,678,204
México	Atizapán de Zaragoza	3,500,000
México	Atlautla	2,000,000
México	Axapusco	28,000,000
México	Capulhuac	2,500,000
México	Chalco	3,602,860
México	Chapultepec	3,000,000
México	Chiautla	5,000,000
México	Coacalco de Berriozábal	3,500,000
México	Ecatepec de Morelos	4,384,286
México	El Oro	2,608,658
México	Huehuetoca	8,000,000



México	Hueypoxtla	3,500,000
México	Huixquilucan	2,814,470
México	Isidro Fabela	3,130,000
México	Ixtapan del Oro	2,253,144
México	Ixtlahuaca	9,630,000
México	Jaltenco	5,000,000
México	Jilotepec	2,426,762
México	Jiquipilco	3,481,211
México	Lerma	3,677,663
México	Naucalpan de Juárez	5,967,981
México	Nezahualcóyotl	47,500,000
México	Nopaltepec	3,130,000
México	Ocoyoacac	6,630,000
México	Otumba	10,000,000
México	Otzoloapan	3,130,000
México	Otzolotepec	4,000,000
México	Ozumba	7,000,000
México	Polotitlán	4,500,000
México	Rayón	6,000,000
México	San Felipe del Progreso	2,980,000
México	San Mateo Atenco	1,620,324
México	Soyaniquilpan de Juárez	3,130,000
México	Tecámac	2,159,533
México	Tejupilco	1,621,404
México	Temamatla	7,000,000
México	Temascalapa	3,130,000
México	Temascalcingo	2,400,000
México	Temascaltepec	2,540,400
México	Tenancingo	3,130,000
México	Tepetlaoxtoc	2,287,851
México	Tequixquiac	1,398,245
México	Texcoco	10,400,000
México	Tlalmanalco	4,000,000
México	Tlalnepantla de Baz	18,500,000
México	Tlatlaya	5,000,000
México	Toluca	15,029,836
México	Tonanitla	12,000,000
México	Tonatico	1,500,000
México	Tultepec	7,000,000
México	Valle de Chalco Solidaridad	2,000,000
México	Villa Victoria	2,500,000
México	Zinacantepec	9,660,000
México	Zumpango	10,000,000
Michoacán de Ocampo	Acuitzio	5,500,000
Michoacán de Ocampo	Ario	500,000
Michoacán de Ocampo	Carácuaro	4,000,000
Michoacán de Ocampo	Chilchota	600,000
Michoacán de Ocampo	Churintzio	3,000,000
Michoacán de Ocampo	Churumuco	6,000,000
Michoacán de Ocampo	Cotija	1,000,000
Michoacán de Ocampo	Ecuandureo	6,200,000
Michoacán de Ocampo	Epitacio Huerta	2,809,624
Michoacán de Ocampo	Hidalgo	3,500,000
Michoacán de Ocampo	Huetamo	3,000,000
Michoacán de Ocampo	Ixtlán	2,760,000
Michoacán de Ocampo	Jacona	6,000,000
Michoacán de Ocampo	Jiménez	4,000,000



Michoacán de Ocampo	La Huacana	3,500,000
Michoacán de Ocampo	La Piedad	4,100,000
Michoacán de Ocampo	Marcos Castellanos	500,000
Michoacán de Ocampo	Morelia	21,250,000
Michoacán de Ocampo	Numarán	170,000
Michoacán de Ocampo	Panindícuaro	7,000,000
Michoacán de Ocampo	Paracho	5,000,000
Michoacán de Ocampo	Sahuayo	5,875,000
Michoacán de Ocampo	Tanhuato	180,000
Michoacán de Ocampo	Tarímbaro	10,000,000
Michoacán de Ocampo	Tepalcatepec	1,000,000
Michoacán de Ocampo	Tingambato	1,000,000
Michoacán de Ocampo	Uruapan	6,000,000
Michoacán de Ocampo	Villamar	5,836,281
Michoacán de Ocampo	Vista Hermosa	180,000
Michoacán de Ocampo	Yurécuaro	360,000
Michoacán de Ocampo	Zacapu	900,000
Michoacán de Ocampo	Zamora	480,000
Michoacán de Ocampo	Zinapécuaro	1,100,000
Morelos	Ayala	17,500,000
Morelos	Cuernavaca	22,938,375
Morelos	Emiliano Zapata	1,000,000
Morelos	Jiutepec	2,150,000
Morelos	Temixco	5,200,000
Morelos	Tepoztlán	3,400,000
Morelos	Tlalnepantla	1,300,000
Morelos	Tlaltizapán de Zapata	7,000,000
Morelos	Tlayacapan	2,300,000
Morelos	Xochitepec	1,000,000
Morelos	Zacatepec	1,000,000
Nayarit	Bahía de Banderas	2,100,000
Nayarit	Del Nayar	2,198,944
Nayarit	Ixtlán del Río	5,000,000
Nayarit	Jala	2,455,545
Nayarit	Rosamorada	7,523,400
Nayarit	San Pedro Lagunillas	2,500,000
Nayarit	Santa María del Oro	3,602,112
Nayarit	Tecuala	2,100,000
Nayarit	Xalisco	3,500,000
Nuevo León	China	5,000,000
Nuevo León	Doctor Arroyo	5,000,000
Nuevo León	General Bravo	10,000,000
Nuevo León	General Terán	3,500,000
Nuevo León	Lampazos de Naranjo	7,000,000
Nuevo León	Linares	3,600,000
Nuevo León	Monterrey	131,060,000
Nuevo León	San Nicolás de los Garza	15,000,000
Nuevo León	San Pedro Garza García	17,000,000
Nuevo León	Villaldama	7,000,000
Oaxaca	Asunción Ixtaltepec	5,000,000
Oaxaca	Ciénega de Zimatlán	7,000,000
Oaxaca	Ciudad Ixtepec	2,500,000
Oaxaca	Concepción Pápalo	1,000,000
Oaxaca	Heroica Ciudad de Huajuapan de León	5,194,148
Oaxaca	Heroica Ciudad de Juchitán de Zaragoza	4,914,619
Oaxaca	Heroica Ciudad de Tlaxiaco	2,000,000
Oaxaca	Huautla de Jiménez	8,450,000



Oaxaca	Loma Bonita	5,000,000
Oaxaca	Magdalena Mixtepec	2,000,000
Oaxaca	Magdalena Tequisistlán	7,500,000
Oaxaca	Ocotlán de Morelos	3,195,617
Oaxaca	Salina Cruz	1,500,000
Oaxaca	San Antonio Nanahuatípam	2,000,000
Oaxaca	San Bartolomé Quialana	2,450,000
Oaxaca	San Bernardo Mixtepec	3,000,000
Oaxaca	San Blas Atempa	3,500,000
Oaxaca	San Dionisio Ocotepec	3,000,000
Oaxaca	San Felipe Usila	6,199,124
Oaxaca	San Francisco Chapulapa	2,000,000
Oaxaca	San Jerónimo Silacayoapilla	2,000,000
Oaxaca	San José Chiltepec	3,050,000
Oaxaca	San José del Progreso	3,000,000
Oaxaca	San José Independencia	3,200,000
Oaxaca	San José Tenango	2,000,000
Oaxaca	San Juan Bautista Cuicatlán	2,550,000
Oaxaca	San Juan Bautista Valle Nacional	1,500,000
Oaxaca	San Juan Chilateca	1,500,000
Oaxaca	San Juan Colorado	1,000,000
Oaxaca	San Juan Cotzocón	1,500,000
Oaxaca	San Juan de los Cués	2,000,000
Oaxaca	San Juan Mixtepec	8,000,000
Oaxaca	San Lucas Ojitlán	5,000,000
Oaxaca	San Mateo Yoloxochitlán	2,000,000
Oaxaca	San Melchor Betaza	2,500,000
Oaxaca	San Miguel Suchixtepec	1,740,972
Oaxaca	San Miguel Tequixtepec	2,576,595
Oaxaca	San Sebastián Ixcapa	2,000,000
Oaxaca	Santa Catarina Juquila	7,000,000
Oaxaca	Santa María Ecatepec	7,000,000
Oaxaca	Santa María Huatulco	2,000,000
Oaxaca	Santa María Huazolotitlán	2,000,000
Oaxaca	Santa María Sola	1,000,000
Oaxaca	Santa María Yucuhiti	1,000,000
Oaxaca	Santiago Astata	3,000,000
Oaxaca	Santiago Chazumba	1,000,000
Oaxaca	Santiago Juxtlahuaca	5,000,000
Oaxaca	Santiago Tetepec	2,500,000
Oaxaca	Santo Domingo de Morelos	1,740,971
Oaxaca	Santo Domingo Tehuantepec	3,500,000
Oaxaca	Santo Domingo Tonalá	1,500,000
Oaxaca	Santo Domingo Yanhuitlán	4,200,000
Oaxaca	Silacayoápam	1,500,000
Oaxaca	Tlacolula de Matamoros	9,195,617
Oaxaca	Totontepec Villa de Morelos	3,168,291
Oaxaca	Villa de Tamazulápam del Progreso	3,500,000
Puebla	Cañada Morelos	2,300,000
Puebla	Chietla	5,128,528
Puebla	Chignautla	3,000,000
Puebla	Esperanza	2,328,571
Puebla	Hueyapan	2,128,571
Puebla	Ixtacamaxtitlán	11,628,571
Puebla	Puebla	5,128,571
Puebla	Quecholac	4,128,571
Puebla	San Juan Atenco	3,000,000
Puebla	San Martín Texmelucan	1,000,000



Puebla	San Pedro Cholula	2,000,000
Puebla	Tehuacán	5,128,571
Puebla	Tepeaca	9,257,142
Puebla	Tepeojuma	5,128,571
Puebla	Tetela de Ocampo	10,257,142
Puebla	Tlacuilotepec	2,628,571
Puebla	Tlaxco	2,500,000
Puebla	Tulcingo	6,000,000
Puebla	Venustiano Carranza	5,128,571
Querétaro	Corregidora	21,420,000
Querétaro	El Marqués	14,700,000
Querétaro	Ezequiel Montes	1,790,000
Querétaro	Huimilpan	3,800,000
Querétaro	Landa de Matamoros	1,000,000
Querétaro	Pedro Escobedo	900,000
Querétaro	Pinal de Amoles	1,000,000
Querétaro	Tequisquiapan	1,050,000
Querétaro	Tolimán	500,000
Quintana Roo	Lázaro Cárdenas	2,500,000
Quintana Roo	Othón P. Blanco	3,727,174
Quintana Roo	Solidaridad	19,070,000
Quintana Roo	Tulum	2,500,000
San Luis Potosí	Aquismón	3,000,000
San Luis Potosí	Catorce	2,000,000
San Luis Potosí	Cedral	2,000,000
San Luis Potosí	Cerritos	10,000,000
San Luis Potosí	Ciudad del Maíz	5,000,000
San Luis Potosí	Ciudad Valles	6,400,000
San Luis Potosí	Coxcatlán	1,000,000
San Luis Potosí	Guadalcázar	1,000,000
San Luis Potosí	Matehuala	3,000,000
San Luis Potosí	Moctezuma	17,280,000
San Luis Potosí	Rioverde	1,000,000
San Luis Potosí	San Luis Potosí	2,500,000
San Luis Potosí	Santa María del Río	4,500,000
San Luis Potosí	Tamuín	7,000,000
San Luis Potosí	Tancanhuitz	6,000,000
San Luis Potosí	Venado	13,094,687
San Luis Potosí	Villa de Arriaga	2,500,000
Sinaloa	Choix	1,900,000
Sinaloa	Culiacán	13,350,001
Sinaloa	El Fuerte	7,500,000
Sinaloa	Guasave	22,850,000
Sinaloa	Mazatlán	7,349,999
Sinaloa	Salvador Alvarado	27,800,000
Sonora	Cajeme	10,430,037
Sonora	Cananea	3,500,000
Sonora	Carbó	815,946
Sonora	Divisaderos	4,873,602
Sonora	Guaymas	14,000,000
Sonora	Hermosillo	5,000,000
Sonora	Huatabampo	7,000,000
Sonora	Puerto Peñasco	3,850,000
Sonora	Sahuaripa	2,999,965
Sonora	San Luis Río Colorado	3,500,000
Sonora	Ures	11,223,420
Tabasco	Cárdenas	4,000,000
Tabasco	Cunduacán	30,000,000
Tabasco	Emiliano Zapata	6,000,000



Tabasco	Jalapa	5,569,998
Tabasco	Jalpa de Méndez	9,350,000
Tabasco	Jonuta	1,500,000
Tabasco	Nacajuca	15,499,908
Tabasco	Tacotalpa	8,000,000
Tabasco	Tenosique	4,000,000
Tamaulipas	Aldama	6,280,000
Tamaulipas	Ciudad Madero	5,301,542
Tamaulipas	Mainero	3,500,000
Tamaulipas	Matamoros	6,229,207
Tamaulipas	Miguel Alemán	6,350,000
Tamaulipas	Nuevo Laredo	3,500,000
Tamaulipas	Valle Hermoso	10,000,000
Tamaulipas	Xicoténcatl	10,794,688
Tlaxcala	Acuamanala de Miguel Hidalgo	700,000
Tlaxcala	Calpulalpan	4,000,000
Tlaxcala	Chiautempan	7,500,000
Tlaxcala	Contla de Juan Cuamatzi	4,200,000
Tlaxcala	Cuapiaxtla	1,000,000
Tlaxcala	Emiliano Zapata	540,000
Tlaxcala	Españita	3,700,000
Tlaxcala	Huamantla	300,000
Tlaxcala	Hueyotlipan	1,000,000
Tlaxcala	Ixtacuixtla de Mariano Matamoros	736,000
Tlaxcala	Ixtenco	1,000,000
Tlaxcala	La Magdalena Tlaltelulco	700,000
Tlaxcala	Lázaro Cárdenas	2,000,000
Tlaxcala	Muñoz de Domingo Arenas	1,000,000
Tlaxcala	Natívitas	1,636,000
Tlaxcala	Panotla	1,793,000
Tlaxcala	Papalotla de Xicohténcatl	500,000
Tlaxcala	San Francisco Tetlanohcan	1,700,000
Tlaxcala	San Lorenzo Axocomanitla	400,000
Tlaxcala	San Lucas Tecopilco	700,000
Tlaxcala	San Pablo del Monte	1,200,000
Tlaxcala	Sanctórum de Lázaro Cárdenas	1,000,000
Tlaxcala	Santa Apolonia Teacalco	1,000,000
Tlaxcala	Santa Isabel Xiloxoxtla	700,000
Tlaxcala	Tepetitla de Lardizábal	1,870,000
Tlaxcala	Tepeyanco	500,000
Tlaxcala	Terrenate	3,000,000
Tlaxcala	Tetla de la Solidaridad	2,000,000
Tlaxcala	Tlaxcala	630,000
Tlaxcala	Tlaxco	7,000,000
Tlaxcala	Tzompantepec	700,000
Tlaxcala	Xaloztoc	1,000,000
Tlaxcala	Xicohtzinco	500,000
Tlaxcala	Yauhquemehcan	5,485,000
Tlaxcala	Zacatelco	1,080,774
Veracruz de Ignacio de la Llave	Álamo Temapache	2,100,000
Veracruz de Ignacio de la Llave	Alpatláhuac	2,428,000
Veracruz de Ignacio de la Llave	Angel R. Cabada	3,000,000
Veracruz de Ignacio de la Llave	Banderilla	2,875,918
Veracruz de Ignacio de la Llave	Boca del Río	8,500,000
Veracruz de Ignacio de la Llave	Coatepec	3,500,000
Veracruz de Ignacio de la Llave	Córdoba	2,500,000
Veracruz de Ignacio de la Llave	Coscomatepec	7,510,000
Veracruz de Ignacio de la Llave	Cotaxtla	1,000,000
Veracruz de Ignacio de la Llave	Coyutla	3,210,000



Veracruz de Ignacio de la Llave	Cuitláhuac	2,000,000
Veracruz de Ignacio de la Llave	El Higo	2,000,000
Veracruz de Ignacio de la Llave	Fortín	3,500,000
Veracruz de Ignacio de la Llave	Huatusco	3,500,000
Veracruz de Ignacio de la Llave	Jesús Carranza	5,661,400
Veracruz de Ignacio de la Llave	Maltrata	3,500,000
Veracruz de Ignacio de la Llave	Martínez de la Torre	6,420,000
Veracruz de Ignacio de la Llave	Orizaba	4,670,000
Veracruz de Ignacio de la Llave	Poza Rica de Hidalgo	4,940,600
Veracruz de Ignacio de la Llave	Río Blanco	15,000,000
Veracruz de Ignacio de la Llave	San Rafael	3,210,000
Veracruz de Ignacio de la Llave	Tamiahua	1,210,000
Veracruz de Ignacio de la Llave	Tampico Alto	2,000,000
Veracruz de Ignacio de la Llave	Tierra Blanca	5,000,000
Veracruz de Ignacio de la Llave	Tihuatlán	3,210,000
Veracruz de Ignacio de la Llave	Tlalixcoyan	1,500,000
Yucatán	Acanceh	3,500,000
Yucatán	Akil	2,065,700
Yucatán	Bokobá	2,697,303
Yucatán	Buctzotz	3,500,000
Yucatán	Calotmul	4,124,082
Yucatán	Cansahcab	2,723,698
Yucatán	Cenotillo	3,500,000
Yucatán	Chacsinkín	2,500,000
Yucatán	Chapab	3,500,000
Yucatán	Chichimilá	11,757,611
Yucatán	Chocholá	2,500,000
Yucatán	Cuncunul	3,500,000
Yucatán	Cuzamá	1,500,000
Yucatán	Dzilam González	12,500,000
Yucatán	Homún	1,318,000
Yucatán	Kanasín	3,500,000
Yucatán	Mayapán	3,500,000
Yucatán	Mocochá	3,500,000
Yucatán	Santa Elena	2,701,190
Yucatán	Sinanché	3,500,000
Yucatán	Tahmek	3,500,000
Yucatán	Tekantó	6,318,000
Yucatán	Telchac Puerto	6,933,657
Yucatán	Ticul	3,210,110
Yucatán	Tixkokob	3,500,000
Yucatán	Tixpéhual	4,055,999
Yucatán	Valladolid	7,000,000
Zacatecas	Apozol	400,000
Zacatecas	Atolinga	500,000
Zacatecas	El Plateado de Joaquín Amaro	730,000
Zacatecas	Fresnillo	7,500,000
Zacatecas	General Enrique Estrada	796,150
Zacatecas	Jalpa	3,805,348
Zacatecas	Juan Aldama	1,000,000
Zacatecas	Juchipila	2,000,000
Zacatecas	Monte Escobedo	1,000,000
Zacatecas	Nochistlán de Mejía	870,000
Zacatecas	Ojocaliente	1,000,000
Zacatecas	Río Grande	1,500,000
Zacatecas	Tabasco	3,107,816
Zacatecas	Tepechitlán	1,000,000
Zacatecas	Teúl de González Ortega	1,772,214
Zacatecas	Trinidad García de la Cadena	500,000



Zacatecas	Valparaíso	2,613,500
Zacatecas	Villa de Cos	750,000
Zacatecas	Villanueva	5,000,000
Zacatecas	Zacatecas	750,000

ANEXO 20.5 AMPLIACIONES PARA PROYECTOS DE DESARROLLO REGIONAL

	Monto
Total	**21,354,556,365**
PROYECTOS DE INFRAESTRUCTURA SOCIAL	**7,815,652,541**
CONSTRUCCIÓN DE SANITARIOS PARA ALUMNOS HOMBRES Y MUJERES EN ESCUELA SECUNDARIA Y PREPARATORIA ESTATAL POR COOP # 8304 – 8417 " 2 DE OCTUBRE" CON CLAVES 08SES0017K Y 08SBC2166H, EN LA CIUDAD DE CHIHUAHUA	1,000,000
CONSTRUCCIÓN DE UNIDAD DEPORTIVA EN LA LOCALIDAD DE "RÍO SANTIAGO, ATOYAC DE ÁLVAREZ, GUERRERO	5,000,000
INFRAESTRUCTURA Y EQUIPAMIENTO DEL HOSPITAL "TIERRA Y LIBERTAD" EN EL MUNICIPIO DE MONTERREY, NL	50,000,000
INFRAESTRUCTURA Y EQUIPAMIENTO EDUCATIVO EN LA PREPARATORIA TÉCNICA EMILIANO ZAPATA EN EL MUNICIPIO DE MONTERREY, NUEVO LEÓN	50,000,000
"CONSTRUCCIÓN DE CANCHA TECHADA EN BACHILLERATO INTERCULTURAL, OMETEPEC, GUERRERO	2,000,000
"CONSTRUCCIÓN DE CANCHA TECHADA EN CENTRO DE EDUCACIÓN MEDIA SUPERIOR A DISTANCIA NO. 27, OMETEPEC, GUERRERO	1,900,000
2DA. ETAPA C.D.H SANTA BÁRBARA, EN EL MUNICIPIO DE CORREGIDORA, QUERÉTARO	1,500,000
2DA. ETAPA DE LA CONSTRUCCIÓN DEL PANTEÓN, EN EL MUNICIPIO DE MIGUEL AUZA, ZACATECAS	2,000,000
ALUMBRADO PÚBLICO A BASE DE LUMINARIA SOLAR TIPO LEDS DEL TRAMO CENTRO DE TEHUANTEPEC-LA BRECHA, EN EL MUNICIPIO DE SANTO DOMINGO TEHUANTEPEC, OAXACA	18,221,364
AMPLIACIÓN DE ALCANTARILLADO, EN EL MUNICIPIO DE SAN PABLO DEL MONTE, TLAXCALA, EN EL MUNICIPIO DE SAN PABLO DEL MONTE, TLAXCALA	4,829,348
AMPLIACIÓN DE LA RED ELÉCTRICA DE LA COMUNIDAD DE ZACUALPAN, COL. SAN MARCOS. ATOYAC DE ÁLVAREZ, GUERRERO	800,000
AMPLIACIÓN DE UNIDAD DEPORTIVA EN LA LOCALIDAD DE SAN PEDRO LEAPI, EN SAN CARLOS YAUTEPEC, OAXACA	1,000,000
AMPLIACIÓN DE UNIDAD DEPORTIVA EN LA LOCALIDAD DE SANTA MARÍA ZAPOTITLÁN, EN SANTA MARÍA ECATEPEC, OAXACA	1,000,000
AMPLIACIÓN DE UNIDAD DEPORTIVA EN LA LOCALIDAD DE SANTO DOMINGO CHONTECOMATLÁN, EN SANTA MARÍA ECATEPEC, OAXACA	1,000,000
AMPLIACIÓN DE UNIDAD DEPORTIVA EN LA LOCALIDAD DE SANTIAGO LACHIVÍA, EN SAN CARLOS YAUTEPEC, OAXACA	1,000,000
AMPLIACIÓN DE UNIDAD DEPORTIVA, EN ASUNCIÓN NOCHIXTLÁN, OAXACA	1,500,000
AMPLIACION DEL CENTRO DE REHABILITACION INTEGRAL PARA LA ATENCIÓN DEL AUTISMO "PARAISO DE JESÚS", EN EL MUNICIPIO DE LEÓN, GUANAJUATO	700,000
AMPLIACIÓN UNIDAD DEPORTIVA PUERTO AVENTURAS, CANCHA DE USOS MÚLTIPLES, EN EL MUNICIPIO DE SOLIDARIDAD, QUINTANA ROO	10,000,000
AMPLIACIÓN UNIDAD DEPORTIVA PUERTO AVENTURAS, PISTA Y EXTERIOR, PUERTO AVENTURAS, EN SOLIDARIDAD QUINTANA ROO	10,000,000
AMPLIACIÓN Y CONSTRUCCIÓN DE DEPORTIVO PLAZA DE TOROS, EN EL MUNICIPIO DE JIMÉNEZ, CHIHUAHUA	6,107,550
AMPLIACIÓN Y REMODELACIÓN DEL PALACIO MUNICIPAL Y LA CASA DEL CAMPESINO EN TULA	21,200,000
AMPLIACIÓN Y REMODELACIÓN INTEGRAL DE ÁREAS DEPORTIVAS EN EL DEPORTIVO PLAN SEXENAL, EN LA DELEGACIÓN MIGUEL HIDALGO, DISTRITO FEDERAL	10,067,000
AULA INFRAESTRUCTURA EDUCATIVA BASICA EN ESCUELAS PRIMARIA ESTHER TAPIA DE CASTELLANOS 2330 , EN EL MUNICIPIO DE CAMARGO, CHIHUAHUA	450,000
BAÑOS NUEVOS, ESCUELA PRIMARIA ÚRSULA GALVÁN C.C.T 30DPR1429Z, PRIMERO DE MAYO # 45 ESQ. RUBÉN BOUCHES, EN EL MUNICIPIO DE XALAPA, VERACRUZ DE IGNACIO DE LA LLAVE	466,468
BARDA PERIMETRAL EN ESCUELA PRIMARIA ÚRSULA GALVÁN. C.C.T 30EPR1167D, LÁZARO CÁRDENAS S/N CHILTOYAC., EN EL MUNICIPIO DE XALAPA, VERACRUZ DE IGNACIO DE LA LLAVE	116,000
BARDA PERIMETRAL, ESCUELA PRIMARIA JOSÉ VASCONCELOS C.C.T 30EPR3646Z, LÁZARO CÁRDENAS S/N, EN XALAPA, VERACRUZ DE IGNACIO DE LA LLAVE	1,180,758
BARDA PERIMETRAL, ESCUELA PRIMARIA MIGUEL ALEMÁN VALDEZ C.C.T 30DPR0820X, CAMINO ANTIGUO A NAOLINCO 201 COL. PREDIO DE LA VIRGEN, EN EL MUNICIPIO DE XALAPA, VERACRUZ DE	500,000



IGNACIO DE LA LLAVE	
BARDA PERIMETRAL, JARDÍN DE NIÑOS BEATRIZ VELASCO DE ALEMÁN C.C.T 30DJN1625K, ENCANTO S/N UNIDAD HABITACIONAL JARDINES DE XALAPA, EN EL MUNICIPIO DE XALAPA, VERACRUZ DE IGNACIO DE LA LLAVE	475,438
BARDA PERIMETRAL, TELESECUNDARIA LÁZARO CÁRDENAS DEL RÍO C.C.T 30DTV1005S, JUVENTINO ROSAS S/N ESQ. MANUEL M. PONCE COL. RENACIMIENTO, EN EL MUNICIPIO DE XALAPA, VERACRUZ DE IGNACIO DE LA LLAVE	241,279
BIBLIOTECA PÚBLICA DEL ESTADO DE SINALOA, EN EL MUNICIPIO DE CULIACÁN	100,000,000
BOSQUE URBANO AMBIENTAL EN CIUDAD DEL CARMEN, CAMPECHE	22,000,000
CENTRO CULTURAL TOMA DE ZACATECAS 2DA ETAPA, ZACATECAS, ZACATECAS	90,000,000
CENTRO DE CIUDAD MUJER, 2A. ETAPA, EN EL MUNICIPIO DE SAN CRISTÓBAL DE LAS CÁSAS, CHIAPAS	70,000,000
CENTRO DE REHABILITACIÓN DE EDUCACIÓN ESPECIAL (CREE) EN EL ESTADO DE MORELOS	360,000,000
CIUDAD CREATIVA DIGITAL, EN JALISCO	300,000,000
CIUDAD DEL CONOCIMIENTO Y LA CULTURA, EN EL ESTADO DE HIDALGO	250,000,000
CIUDAD DEPORTIVA DE SALTILLO SEGUNDA ETAPA	40,000,000
CONSOLIDACIÓN DEL CAMPUS UNIVERSITARIO SUR DE LA UAA EN AGUASCALIENTES, AGUASCALIENTES. TERCERA ETAPA	70,000,000
CONSTRICCIÓN DE EXPLANADA DE USOS MÚLTIPLES, ESCUELA PRIMARIA "PROFESOR RODRIGO MORALES CRUZ", REAL DE JACARANDAS S/N, EN EL MUNICIPIO DE ATIZAPÁN DE ZARAGOZA, MÉXICO	1,000,000
CONSTRUCCIÓN DE NÚCLEOS SANITARIOS 75M2 EN JARDÍN DE NIÑOS EMILIANO ZAPATA,, CIUDADELA S/N, EL MIRADOR EVANGELISTA, EN EL MUNICIPIO DE TEOTIHUACÁN, MÉXICO	462,000
CONSTRUCCIÓN DE PARQUE DEPORTIVO Y TECHUMBRE DE LA COM. LA LAJA, ZIHUATANEJO DE AZUETA, GUERRERO	2,700,000
CONSTRUCCIÓN DE PARQUE DEPORTIVO Y TECHUMBRE DE LA COM. LOS ALMENDROS, ZIHUATANEJO DE AZUETA, GUERRERO	2,300,000
CONSTRUCCIÓN DE TECHADO DE CANCHA DE USOS MÚLTIPLES EN ESCUELA TELESECUNDARIA 606, SAN MIGUEL JIGUI, CARDONAL, HIDALGO	1,520,443
CONSTRUCCIÓN DE TECHUMBRE EN ESCUELA PRIMARIA JUAN ESCUTIA, BARRÓN CENTRO, EN NICOLÁS ROMERO, EN EL ESTADO DE MÉXICO	1,068,360
CONSTRUCCIÓN CAMPO DE BEISBOL, EN EL MUNICIPIO DE SANTA ISABEL, CHIHUAHUA	3,253,127
CONSTRUCCIÓN CASA DE LA CULTURA, EN EL MUNICIPIO DE JIMÉNEZ, TAMAULIPAS	3,960,994
CONSTRUCCIÓN CENTRO MULTIDICIPLINARIO COL. LAS PALMAS 2DA. ETAPA, ZACATECAS, ZACATECAS	1,350,000
CONSTRUCCIÓN COMEDOR SOCIAL EN LA CABECERA MUNICIPAL DE PALO ALTO, EN EL MUNICIPIO DE EL LLANO, AGUASCALIENTES	3,600,000
CONSTRUCCIÓN DE 2 AULAS DE 8 X 5 MTS. JARDÍN DE NIÑOS HERMANAS ABASOLO , ARTURO OROPEZA S/N, CIUDAD LÓPEZ MATEOS, EN EL MUNICIPIO DE ATIZAPÁN DE ZARAGOZA, MÉXICO	930,000
CONSTRUCCIÓN DE 2 ARCOTECHOS 15M X 30M 450 M2 EN JARDÍN DE NIÑOS QUINTO SOL, CIPRÉS 10, BARRIO PURIFICACIÓN, EN EL MUNICIPIO DE TEOTIHUACÁN, MÉXICO, EN EL MUNICIPIO DE TEOTIHUACÁN, MÉXICO	626,400
CONSTRUCCIÓN DE 2 AULAS 8 X5 MTS. "PRIMARIA NIÑOS HÉROES, TURNO VESPERTINO" , LOMA GRANDE S/N., EN EL MUNICIPIO DE ATIZAPÁN DE ZARAGOZA, MÉXICO	930,000
CONSTRUCCIÓN DE 2 AULAS DE 8 X 5 MTS. "ESCUELA SECUNDARIA DANIEL DELGADILLO" TURNO MATUTINO , OCÉANO PACIFICO Y MAR DE CRETA, CIUDAD LÓPEZ MATEOS, EN EL MUNICIPIO DE ATIZAPÁN DE ZARAGOZA, MÉXICO	930,000
CONSTRUCCIÓN DE 2 AULAS DE 8 X 5 MTS. ESCUELA PRIMARIA. AGUSTÍN TAPIA MIRANDA BULGARIA S/N, CIUDAD LÓPEZ MATEOS, EN EL MUNICIPIO DE ATIZAPÁN DE ZARAGOZA, MÉXICO	930,000
CONSTRUCCIÓN DE 2 AULAS DE 8 X 5MTS, "ESCUELA PRIMARIA EMMA GODOY LOBATO" TURNO VESPERTINO, CODORNIZ S/N., EN EL MUNICIPIO DE ATIZAPÁN DE ZARAGOZA, MÉXICO	930,000
CONSTRUCCIÓN DE 2 AULAS DE 8 X 5MTS. "ESCUELA PRIMARIA TIERRA Y LIBERTAD", VALLADOLID S/N, CIUDAD LÓPEZ MATEOS, EN EL MUNICIPIO DE ATIZAPÁN DE ZARAGOZA, MÉXICO	930,000
CONSTRUCCIÓN DE 2 AULAS EN JARDÍN DE NIÑOS "ANTONIA NAVA DE CATALÁN" EN COL. MANANTIALES, ATLIXTAC, GUERRERO	1,000,000
CONSTRUCCIÓN DE 2 AULAS EN LA ESCUELA TELESECUNDARIA "ANTONIO AUDIRAC", EN EL MUNICIPIO DE ACAJETE, PUEBLA	906,526
CONSTRUCCIÓN DE 2 NÚCLEOS SANITARIOS EN JARDÍN DE NIÑOS YOLOTZIN, 70.35 M2, , AV. GLORIA S/N, MAQUIXCO, EN EL MUNICIPIO DE TEOTIHUACÁN, MÉXICO	462,000
CONSTRUCCIÓN DE 3 AULAS DE 8 X 4, PLAZA CIVICA Y NÚCLEO SANITARIO, EN ESCUELA PRIMARIA EL NIÑOS CAMPESINO, AV. INDEPENDENCIA #2 SANTIAGO CHIMALPA., EN EL MUNICIPIO DE CHIAUTLA, MÉXICO	1,000,000



CONSTRUCCIÓN DE 3 AULAS EN ESTRUCTURA U-1C EN EL C.A.I.C CON CLAVE 21EJN07772 TURNO MATUTINO, EN EL MUNICIPIO DE SAN MARTÍN TEXMELUCAN, PUEBLA	1,030,284
CONSTRUCCIÓN DE 34 TECHUMBRES DE CANCHAS DE USOS MÚLTIPLES (2 TECHUMBRES POR CADA MUNICIPIO), EN TABASCO	40,800,000
CONSTRUCCIÓN DE 6 AULAS, ESCUELA TELE BACHILLERATO CHILTOYAC C.C.T 30ETH0068C, AV. 20 DE NOVIEMBRE S/N COL. CENTRO C.P. 91210 CHILTOYAC, EN XALAPA, VERACRUZ DE IGNACIO DE LA LLAVE	1,670,210
CONSTRUCCIÓN DE ANDADOR, ESCUELA PRIMARIA LIC.BENITO JUÁREZ, SAN FRANCISCO TEPEYECAC, EN EL MUNICIPIO DE SAN MARTÍN TEXMELUCAN, PUEBLA	257,108
CONSTRUCCIÓN DE ARCOTECHO 15M X 30M 450 M2 EN ESCUELA PRIMARIA MA. FLORES DE RODRÍGUEZ (TURNO MATUTINO Y VESPERTINO), AV. DEL PUENTE S/N SAN FRANCISCO MAZAPA., EN EL MUNICIPIO DE TEOTIHUACÁN, MÉXICO	626,400
CONSTRUCCIÓN DE ARCOTECHO 15M X 30M 450 M2, EN ESCUELA PRIMARIA IGNACIO ZARAGOZA , PLAZA PRINCIPAL S/N, SAN ISIDRO DEL PROGRESO, EN EL MUNICIPIO DE TEOTIHUACÁN, MÉXICO	626,400
CONSTRUCCIÓN DE ARCOTECHO 15M X 30M 450 M2 EN ESCUELA PRIMARIA FRANCISCO I. MADERO AV. 16 DE SEPTIEMBRE S/N SANTIAGO ZACUALUCA, EN EL MUNICIPIO DE TEOTIHUACÁN, MÉXICO	626,400
CONSTRUCCIÓN DE ARCOTECHO 15M X 30M 450 M2 EN LA ESCUELA PRIMARIA JOSÉ MARÍA MORELOS Y PAVÓN TURNO MATUTINO Y VESPERTINO : AV. LA GLORIA S/N, MAQUIXCO., EN EL MUNICIPIO DE TEOTIHUACÁN, MÉXICO	626,400
CONSTRUCCIÓN DE ARCOTECHO 15M X 30M 450 M2, EN ESCUELA PRIMARIA DANIEL DELGADILLO AV. INDEPENDENCIA E HIDALGO S/N SAN AGUSTÍN ACTIPAC, EN EL MUNICIPIO DE TEOTIHUACÁN, MÉXICO	626,400
CONSTRUCCIÓN DE ARCOTECHO EN CETIS 141 "DR. MANUEL GAMIO" UBICADO EN AV. JIMÉNEZ CANTÚ Y AV. SAN JUAN, TEOTIHUACÁN, MÉXICO	1,000,000
CONSTRUCCIÓN DE ARCOTECHO EN ESCUELA JARDÍN DE NIÑOS, "FRANCISCO GABILONDO SOLER", FRANCISCO VILLA MZ101 HÉROES DE TECÁMAC, MÉXICO	1,329,999
CONSTRUCCIÓN DE ARCOTECHO EN ESCUELA PRIMARIA BENITO JUÁREZ , AV. INDEPENDENCIA E HIDALGO S/N SAN AGUSTÍN ACTIPAC, EN EL MUNICIPIO DE TEOTIHUACÁN, MÉXICO	626,400
CONSTRUCCIÓN DE ARCOTECHO EN ESCUELA SEC. TEC.199 "MIGUEL DE CERVANTES SAAVEDRA", CASTAÑO S/N, STA. SECC. VILLA DEL REAL, EN TECÁMAC, EN EL ESTADO DE MÉXICO	1,329,999
CONSTRUCCIÓN DE ARCOTECHO EN ESCUELA SEC.211, PUSKIN Y AV. JARDINES S/N HÉROES DE TECÁMAC, MÉXICO. C.P. 55764	1,329,999
CONSTRUCCIÓN DE ARCOTECHO EN JARDÍN DE NIÑOS JULIÁN CARRILLO; BARRIO MIRANDA. AV. PRINCIPAL, NICOLÁS ROMERO, MÉXICO	750,000
CONSTRUCCIÓN DE ARCOTECHO ESCUELA ADOLFO LÓPEZ MATEOS CON CLAVE 15EPRO54OU, TEOTIHUACÁN, ESTADO DE MÉXICO	640,000
CONSTRUCCIÓN DE ARCOTECHO ESCUELA BACHILLERATO, "CBT NO 4" BOSQUES DE FRANCIA MZ 1 LT 3 HÉROES TECÁMAC, EN TECÁMAC, EN EL ESTADO DE MÉXICO	1,330,000
CONSTRUCCIÓN DE ARCOTECHO ESCUELA BACHILLERATO, "CECYTEM", CARR. FED. MÉXICO - PACHUCA KM 38.5 RANCHO SAN AGUSTÍN, EL LLANO, EN TECÁMAC, EN EL ESTADO DE MÉXICO	1,330,000
CONSTRUCCIÓN DE ARCOTECHO ESCUELA BACHILLERATO, "CONALEP 238", TEMASCALCINGO S/N COL. SAN JOSÉ HUEYOTENGO, EN TECÁMAC, EN EL ESTADO DE MÉXICO	1,329,999
CONSTRUCCIÓN DE ARCOTECHO ESCUELA DE EDUCACIÓN ESPECIAL, CAM 42 " JOSÉ CLEMENTE OROZCO" AV. JALISCO S/N LOMA BONITA, EN TECÁMAC, EN EL ESTADO DE MÉXICO	1,330,000
CONSTRUCCIÓN DE ARCOTECHO ESCUELA GENERAL 39 "FELIPE VILLANUEVA", CIRUELOS S/N FRACCIÓN OJO DE AGUA, EN TECÁMAC, EN EL ESTADO DE MÉXICO	1,329,999
CONSTRUCCIÓN DE ARCOTECHO ESCUELA PRIMARIA " MARÍA MONTESSORI", CAMINO A SAN JUAN TEOTIHUACÁN S/N FRACCIÓN SANTA CRUZ, EN TECÁMAC, EN EL ESTADO DE MÉXICO	1,329,999
CONSTRUCCIÓN DE ARCOTECHO ESCUELA PRIMARIA "15 DE SEPTIEMBRE", C. TRUENO MZ 17 LT 1 FRACCIÓN VILLA DEL REAL, 6A. SECCIÓN, EN TECÁMAC, EN EL ESTADO DE MÉXICO	1,329,999
CONSTRUCCIÓN DE ARCOTECHO ESCUELA PRIMARIA "BELISARIO DOMÍNGUEZ", JACARANDAS Y CIRUELOS S/N, OJO DE AGUA, EN TECÁMAC, EN EL ESTADO DE MÉXICO	1,329,999
CONSTRUCCIÓN DE ARCOTECHO ESCUELA PRIMARIA "CARLOS PELLICER CÁMARA", SOR JUANA INÉS DE LA CRUZ S/N COL. LA PALMA, LOS REYES ACOZAC, EN TECÁMAC, EN EL ESTADO DE MÉXICO	1,330,000
CONSTRUCCIÓN DE ARCOTECHO ESCUELA PRIMARIA ANEXA A LA NORMAL CON CLAVE 15EPR2324S, TEOTIHUACÁN, ESTADO DE MÉXICO	560,000
CONSTRUCCIÓN DE ARCOTECHO ESCUELA PRIMARIA IGNACIO ZARAGOZA CON CLAVE 15DPRO5710, TEOTIHUACÁN, ESTADO DE MÉXICO	340,000
CONSTRUCCIÓN DE ARCOTECHO ESCUELA PRIMARIA JOSÉ MARÍA MORELOS Y PAVÓN CON CLAVE 15OPR2318I, TEOTIHUACÁN, ESTADO DE MÉXICO	600,000
CONSTRUCCIÓN DE ARCOTECHO ESCUELA SEC. "EFRÉN REBOLLEDO", AV. DE LOS COLEGIOS S/N SN FCO CUAUTLIQUIXCA, TECÁMAC, MÉXICO	1,329,999
CONSTRUCCIÓN DE ARCOTECHO ESCUELA SEC. TEC 226 " PABLO LATAPI SARRE", BOSQUE DE MORAS	1,329,999



M8 L1, CONJUNTO HABITACIONAL " HACIENDAS DEL BOSQUE, RANCHO SAN NICOLÁS LA REDONDA, C.P. 55745 , EN TECÁMAC, EN EL ESTADO DE MÉXICO	
CONSTRUCCIÓN DE ARCOTECHO, EN ESCUELA PRIMARIA GENERAL IGNACIO ZARAGOZA, MATUTINO, ADOLFO LOPEZ MATEOS NO. 1 LOMAS DE ATIZAPÁN, EN EL MUNICIPIO DE ATIZAPÁN DE ZARAGOZA, MÉXICO	1,000,000
CONSTRUCCIÓN DE ARCOTECHOS 15M X 30M 450 M2 EN SECUNDARIA CIPACTLI AV. LA HACIENDA S/N MAQUIXCO, EN EL MUNICIPIO DE TEOTIHUACÁN, MÉXICO	626,400
CONSTRUCCIÓN DE AUDITORIO METROPOLITANO, EN EL MUNICIPIO DE ECATEPEC DE MORELOS, ESTADO DE MÉXICO	200,000,000
CONSTRUCCIÓN DE AUDITORIO MUNICIPAL (1ERA ETAPA), EN EL MUNICIPIO DE PARÁS, NUEVO LEÓN	4,000,000
CONSTRUCCIÓN DE AULA 70.5 M2 EN SECUNDARIA CIPACTLI,AV. LA HACIENDA S/N MAQUIXCO, EN EL MUNICIPIO DE TEOTIHUACÁN, MÉXICO, EN EL MUNICIPIO DE TEOTIHUACÁN, MÉXICO	435,000
CONSTRUCCIÓN DE AULA 70.5 M2 EN TELESECUNDARIA NEZAHUALCÓYOTL, AV. BELEM CDA. S/N, SANTA MARÍA COATLA, EN EL MUNICIPIO DE TEOTIHUACÁN, MÉXICO	435,000
CONSTRUCCIÓN DE AULA LABORATORIO DE COMPUTO, EN LA CABECERA MUNICIPAL, MUNICIPIO DE MANUEL BENAVIDES, CHIHUAHUA	1,000,000
CONSTRUCCIÓN DE AULA PARA SECUNDARIA COLONIA EL VALLE, EN EL MUNICIPIO DE CUAPIAXTLA, TLAXCALA	800,000
CONSTRUCCIÓN DE AULA TIPO REGIONAL DE 6.00 X 8.00 MTS. ESCUELA MELCHOR OCAMPO, EN EL MUNICIPIO DE SANTA MARÍA CHACHOÁPAM, OAXACA	412,005
CONSTRUCCIÓN DE AULA Y CONCLUSIÓN DE AULA PERIMETRAL ESCUELA PRIMARIA MIGUEL HIDALGO, COLONIA SANTA BEATRIZ LA NUEVA, EN EL MUNICIPIO DE CUAPIAXTLA, TLAXCALA	550,000
CONSTRUCCIÓN DE AULAS Y SERVICIOS SANITARIOS EN LA ESCUELA PRIMARIA MÁRTIRES DE LA REVOLUCIÓN, EN EL MUNICIPIO DE SAN JOSÉ CHILTEPEC, OAXACA	6,000,000
CONSTRUCCIÓN DE AULAS, ESCUELA PRIMARIA NIÑO CAMPESINO, EN EL MUNICIPIO DE CHIAUTLA, ESTADO DE MÉXICO	4,702,480
CONSTRUCCIÓN DE BAÑO Y SISTEMA DE ENERGÍA ELÉCTRICA SUSTENTABLE TIPO HABITACIONAL PARA SERVICIO DEL MUSEO REGIONAL SAN PABLO, EN EL MUNICIPIO DE MONTE ESCOBEDO, ZACATECAS	60,000
CONSTRUCCIÓN DE BAÑOS PARA HOMBRES Y MUJERES (ALUMNOS) Y BEBEDEROS EN ESCUELA SECUNDARIA TÉCNICA # 89 DE CIUDAD JUÁREZ, CHIHUAHUA	1,000,000
CONSTRUCCIÓN DE BAÑOS Y VESTIDORES. UNIVERSIDAD POLITÉCNICA DEL CENTRO, EN EL MUNICIPIO DE CENTRO, TABASCO	3,000,000
CONSTRUCCIÓN DE BARDA PERIMETRAL 12 METROS, JARDÍN DE NIÑOS LIC. RAFAEL HERNÁNDEZ OCHOA, C.C.T 30DJN2788B, FERNANDO MONTES DE OCA # 15 COL. LOMAS DE CHAPULTEPEC, EN EL MUNICIPIO DE XALAPA, VERACRUZ DE IGNACIO DE LA LLAVE	154,858
CONSTRUCCIÓN DE BARDA PERIMETRAL DE 80 MTS., TECHUMBRE EN CANCHAS ESCUELA SECUNDARIA JESÚS REYES HEROLES,UBICADA EN CHINAMECA, EN EL MUNICIPIO DE AYALA, MORELOS	2,000,000
CONSTRUCCIÓN DE BARDA PERIMETRAL EN LA ESCUELA SECUNDARIA "LONGINOS GUTIÉRREZ", COLONIA CENTRO, EN EL MUNICIPIO DOCTOR GONZÁLEZ, NUEVO LEÓN	2,000,000
CONSTRUCCIÓN DE BARDA PERIMETRAL PARA EL JARDÍN DE NIÑOS "MARIANO AZUELA", COLONIA CENTRO, EN EL MUNICIPIO DOCTOR GONZÁLEZ, NUEVO LEÓN	2,500,000
CONSTRUCCIÓN DE BARDA PERIMETRAL Y DOS AULAS, EN ESCUELA PREESCOLAR "LIC, RAFAEL RÁMIREZ", UBICADA ENTRE CALLE BENITO JUÁREZ ESQUINA 8 DE MAYO, EN EL MUNICIPIO DE NATÍVITAS, TLAXCALA	998,833
CONSTRUCCIÓN DE BARDA PERIMETRAL Y TECHUMBRE DE JARDÍN DE NIÑOS CENTRO, MOYOTEPEC, CIUDAD AYALA, EN EL MUNICIPIO DE AYALA, MORELOS	1,500,000
CONSTRUCCIÓN DE BARDA PERIMETRAL Y TECHUMBRE DE JARDÍN DE NIÑOS HUITZILILLA, EN EL MUNICIPIO DE AYALA, MORELOS	1,500,000
CONSTRUCCIÓN DE BARDA PERIMETRAL, ESCUELA PRIMARIA JOSÉ MARÍA MORELOS Y PAVÓN C.C.T 30DPR5564E, CALLE COLOSIO S/N COL. MIGUEL ALEMÁN RESERVA TERRITORIAL, EN EL MUNICIPIO DE XALAPA, VERACRUZ DE IGNACIO DE LA LLAVE	750,000
CONSTRUCCIÓN DE BARDA PERIMETRAL, JARDÍN DE NIÑOS CUITLÁHUAC C.C.T 30DJN2910M, CALLE MODESTO MARTÍNEZ S/N COL. ESTIBADORES, EN EL MUNICIPIO DE XALAPA, VERACRUZ DE IGNACIO DE LA LLAVE	250,000
CONSTRUCCIÓN DE BARDA PERIMETRAL, TELESECUNDARIA GUADALUPE VICTORIA C.C.T 30DTV1616S, BERENJENAS # 1 COL. ROTARIA, EN EL MUNICIPIO DE XALAPA, VERACRUZ DE IGNACIO DE LA LLAVE	750,000
CONSTRUCCIÓN DE BIBLIOTECA, JARDÍN DE NIÑOS ALBERTO VICARTE LAGUNÉS C.C.T 30DJN0173S, CALLE DE PRIMAVERA 5 COL. TATAHUICAPAN, EN EL MUNICIPIO DE XALAPA, VERACRUZ DE IGNACIO DE LA LLAVE	409,581
CONSTRUCCIÓN DE BODEGA, ESCUELA PRIMARIA RAFAEL RAMÍREZ C.C.T 30EPR1147Q, URUGUAY # 53 COL. BENITO JUÁREZ, EN EL MUNICIPIO DE XALAPA, VERACRUZ DE IGNACIO DE LA LLAVE	231,974



CONSTRUCCIÓN DE BOULEVARD EN LA COMUNIDAD DE VILLA JUÁREZ, MUNICIPIO DE ASIENTOS, AGUASCALIENTES EN ASIENTOS, AGUASCALIENTES	6,101,115
CONSTRUCCIÓN DE CALLES BANQUETAS, MUROS DE CONTENSIÓN Y CANALES PLUVIALES DE LAS UNIDADES HABITACIONALES INFONAVIT, FARALLON, ALTA PROGRESO, COLOSO Y COLOSIO, EN EL MUNICIPIO DE ACAPULCO DE JUÁREZ, EN GUERRERO	10,000,000
CONSTRUCCIÓN DE CANCHA COMUNITARIA EN LA COMUNIDAD DEL CUATRO, JIMÉNEZ, MICHOACÁN DE OCAMPO	1,000,000
CONSTRUCCIÓN DE CANCHA DE BASQUETBOL Y TECHADO EN QUECHULTENANGO, GUERRERO	3,000,000
CONSTRUCCIÓN DE CANCHA DE BASQUETBOL. UNIVERSIDAD POLITÉCNICA DEL CENTRO, EN EL MUNICIPIO DE CENTRO, TABASCO	2,000,000
CONSTRUCCIÓN DE CANCHA DE BEISBOL EN LA LOCALIDAD ACAPONETA, EN EL MUNICIPIO DE ACAPONETA, NAYARIT	9,800,000
CONSTRUCCIÓN DE CANCHA DE FUTBOL 7 Y GIMNASIO AL AIRE LIBRE, EN OPODEPE, EN EL ESTADO DE SONORA	3,105,792
CONSTRUCCIÓN DE CANCHA DE FUTBOL CBTIS 117 CON PASTO SINTÉTICO, EN EL MUNICIPIO DE CUAUHTÉMOC, CHIHUAHUA	3,500,000
CONSTRUCCIÓN DE CANCHA DE FUTBOL PROFESIONAL DE PASTO SINTÉTICO DE 64.00 X 100.00 MTS. EN LA CIUDAD DEPORTIVA, EN EL MUNICIPIO DE CENTRO, TABASCO	11,000,000
CONSTRUCCIÓN DE CANCHA DE FUTBOL RÁPIDO DENTRO DEL PARQUE ALFONSO MARTÍNEZ DOMÍNGUEZ, EN EL MUNICIPIO DE ITURBIDE, NUEVO LEÓN	1,700,000
CONSTRUCCIÓN DE CANCHA DE FUTBOL RÁPIDO EN LA COLONIA MIRASIERRA, EN EL MUNICIPIO DE AGUALEGUAS, NUEVO LEÓN	1,000,000
CONSTRUCCIÓN DE CANCHA DE FUTBOL RÁPIDO, CON GRADAS Y TECHUMBRE EN LA CABECERA MUNICIPAL, MUNICIPIO MANUEL BENAVIDES, CHIHUAHUA	3,000,000
CONSTRUCCIÓN DE CANCHA DE FUTBOL RÁPIDO, EN EL MUNICIPIO DE SAUCILLO, CHIHUAHUA	1,267,260
CONSTRUCCIÓN DE CANCHA DE FUTBOL Y PISTA SKATE EN LA UNIDAD DEPORTIVA "IGNACIO PICHARDO PAGAZA" EN LA C. TABASCO S/N COLONIA ALBERTOCO, TEMAMATLA, ESTADO DE MÉXICO	2,000,000
CONSTRUCCIÓN DE CANCHA DE FUTBOL, EN EL MUNICIPIO DE AGUALEGUAS, NUEVO LEÓN	1,500,000
CONSTRUCCIÓN DE CANCHA DE USOS MÚLTIPLES EN ESCUELA PRIMARIA, "LÁZARO CÁRDENAS", EL DECA, C.P. 42370, EN CARDONAL, HIDALGO	1,223,487
CONSTRUCCIÓN DE CANCHA DE USOS MÚLTIPLES EN LA CABECERA MUNICIPAL DEL MUNICIPIO DE IXTLÁN DEL RÍO EN EL ESTADO DE NAYARIT	1,000,000
CONSTRUCCIÓN DE CANCHA DE USOS MÚLTIPLES EN LA CABECERA MUNICIPAL DEL MUNICIPIO DE VILLA HIDALGO DEL ESTADO DE ZACATECAS	352,151
CONSTRUCCIÓN DE CANCHA DE USOS MÚLTIPLES Y TECHADO, EN ESC. PRIM. BIL. "MIGUEL HIDALGO Y COSTILLA" C.C.T. 12DPB1241F; 120780014 RANCHO SAN MARTÍN, COCHOAPA EL GRANDE, GUERRERO	2,500,000
CONSTRUCCIÓN DE CANCHA DEPORTIVA COL. LA TOLVA, EN EL MUNICIPIO DE ACAPULCO DE JUÁREZ, EN GUERRERO	2,500,000
CONSTRUCCIÓN DE CANCHA DEPORTIVA DE USOS MULTIPLES GALEANA, CHIHUAHUA	3,200,000
CONSTRUCCIÓN DE CANCHA DEPORTIVA DE USOS MÚLTIPLES GUACHOCHI, CHIHUAHUA	4,400,000
CONSTRUCCIÓN DE CANCHA DEPORTIVA DE USOS MÚLTIPLES GUERRERO, CHIHUAHUA	4,000,000
CONSTRUCCIÓN DE CANCHA DEPORTIVA DE USOS MÚLTIPLES MADERA, CHIHUAHUA	4,000,000
CONSTRUCCIÓN DE CANCHA DEPORTIVA DE USOS MÚLTIPLES NAMIQUIPA, CHIHUAHUA	2,000,000
CONSTRUCCIÓN DE CANCHA DEPORTIVA DE USOS MÚLTIPLES NONOAVA, CHIHUAHUA	2,000,000
CONSTRUCCIÓN DE CANCHA POLIVANTE, EN EL MUNICIPIO DE LOS HERRERAS, NUEVO LEÓN	2,000,000
CONSTRUCCIÓN DE CANCHA TECHADA, EN EL MUNICIPIO DE MELCHOR OCAMPO, NUEVO LEÓN	3,000,000
CONSTRUCCIÓN DE CASA DE CULTURA, EN EL MUNICIPIO DE GENERAL TREVIÑO, NUEVO LEÓN	1,700,000
CONSTRUCCIÓN DE CASA DE LA CULTURA, EN EL MUNICIPIO DE SAN PEDRO IXTLAHUACA, OAXACA	2,500,000
CONSTRUCCIÓN DE CASA DE LA CULTURA, EN SANTA CATARINA QUIOQUITANI, OAXACA	2,000,000
CONSTRUCCIÓN DE CENTRO COMUNITARIO PARA IMPARTICIÓN DE CLASES PARA ADULTOS, EN EL MUNICIPIO DE DOCTOR GONZÁLEZ, NUEVO LEÓN	4,000,000
CONSTRUCCIÓN DE CENTRO CULTURAL Y DE CONVENCIONES, EN OAXACA DE JUÁREZ, OAXACA	170,000,000
CONSTRUCCIÓN DE CENTRO DE DESARROLLO COMUNITARIO, EN EL MUNICIPIO DE LOS HERRERAS, NUEVO LEÓN	2,000,000
CONSTRUCCIÓN DE CENTRO MUJERES CON VALOR DE CAMARGO	40,000,000
CONSTRUCCIÓN DE CENTROS COMUNITARIOS EN LA COMUNIDADES DE MANANTIAL DE LA HONDA Y TIERRA GENEROSA, EN EL MUNICIPIO DE MIGUEL AUZA, ZACATECAS	2,000,000
CONSTRUCCIÓN DE CIUDAD DEPORTIVA, EN EL MUNICIPIO DE DURANGO, DURANGO	100,000,000



CONSTRUCCIÓN DE CIUDAD UNIVERSITARIA, EN EL MUNICIPIO DE DURANGO, DURANGO	150,000,000
CONSTRUCCIÓN DE COMEDOR PARA LOS NIÑOS DE LA ESCUELA, ESCUELA PRIMARIA MIGUEL HIDALGO Y COSTILLA C.C.T 30EPR2949N, LOCALIDAD DE SAN ANTONIO DEL PASO DEL TORO, EN EL MUNICIPIO DE XALAPA, VERACRUZ DE IGNACIO DE LA LLAVE	451,135
CONSTRUCCIÓN DE COMPLEJO DEPORTIVO COMUNITARIO "MÉXICO 68" (GIMNASIO, CENTRO COMUNITARIO, PARQUE TEMÁTICO) EN LA CALLE TZETSALES Y CALLE PIMAS DEL MUNICIPIO DE JUÁREZ, CHIHUAHUA	20,000,000
CONSTRUCCIÓN DE COMPLEJO DEPORTIVO ZONA PONIENTE, EN OAXACA DE JUÁREZ, OAXACA	140,000,000
CONSTRUCCIÓN DE CYBERBIBLIOTECA EN LA COLONIA COLINAS DEL AEROPUERTO, EN EL MUNICIPIO DE PESQUERÍA, NUEVO LEÓN	2,000,000
CONSTRUCCIÓN DE DEPORTIVO SILVESTRE CASTRO 1A. ETAPAS, COL. RENACIMIENTO, EN EL MUNICIPIO DE ACAPULCO DE JUÁREZ, EN GUERRERO	1,200,000
CONSTRUCCIÓN DE DOMO EN LIENZO CHARRO DEL MUNICIPIO DE MIGUEL AUZA, ZACATECAS	3,000,000
CONSTRUCCIÓN DE DOMO Y CANCHA DE USOS MÚLTIPLES EN ESC. PRIMARIA ADRIANA BEATRIZ CUPUL ITZA, SOLIDARIDAD, QUINTANA ROO	4,500,000
CONSTRUCCIÓN DE DOMO Y CANCHA DE USOS MÚLTIPLES EN ESC. PRIMARIA MARIA MONTESORI, SOLIDARIDAD, QUINTANA ROO	4,500,000
CONSTRUCCIÓN DE DOMO Y CANCHA DE USOS MÚLTIPLES EN ESC. PRIMARIA RICARDO LÓPEZ MÉNDEZ, SOLIDARIDAD, QUINTANA ROO	4,500,000
CONSTRUCCIÓN DE DOMO Y CANCHA DE USOS MÚLTIPLES EN JARDÍN DE NIÑOS SIMÓN BOLIVAR, SOLIDARIDAD, QUINTANA ROO	4,500,000
CONSTRUCCIÓN DE DOMO, CERCO PERIMETRAL Y BAÑOS EN ESCUELA TELESECUNDARIA 415 "SIMÓN BOLIVAR", EN MAPASTEPEC, EN EL ESTADO DE CHIAPAS	1,170,851
CONSTRUCCIÓN DE DOMOS (6 ESCUELAS), EN EL MUNICIPIO DE CUAUHTÉMOC, CHIHUAHUA	4,800,000
CONSTRUCCIÓN DE DOMOS EN DIFERENTES ESCUELAS DEL MUNICIPIO DE LORETO, ZACATECAS	3,000,000
CONSTRUCCIÓN DE DOMOS EN DIFERENTES ESCUELAS DEL MUNICIPIO DE OJOCALIENTE, ZACATECAS	3,000,000
CONSTRUCCIÓN DE DOMOS EN DIFERENTES ESCUELAS DEL MUNICIPIO DE VILLA DE COS, ZACATECAS	3,000,000
CONSTRUCCIÓN DE DOMOS EN LA ESCUELA "BENITO JUÁREZ" DE LA LOCALIDAD DE MANANTIAL DE LA HONDA Y EN LA ALAMEDA MUNICIPAL DEL MUNICIPIO, EN EL MUNICIPIO DE MIGUEL AUZA, ZACATECAS	2,000,000
CONSTRUCCIÓN DE DOMOS EN TV SECUNDARIAS "SIMÓN BOLÍVAR", LOCALIDAD EX HACIENDA DE JARILLAS; "VICENTE GUERRERO" , COMUNIDAD DE LA CONCEPCIÓN; "IGNACIO RAMÍREZ"DE LA COMUNIDAD DE MILAGROS; Y, "FERNANDO FLORES MAGÓN", EN LA COMUNIDAD DE PASTORÍA, OJOCALIENTE, ZACATECAS	2,800,000
CONSTRUCCIÓN DE EDIFICIO MULTIDISCIPLINARIO (ARTES Y GESTIÓN), DIVISIÓN DE INGENIERÍA. (SEDE PALO BLANCO, SALAMANCA, GUANAJUATO). MÓDULO A	10,000,000
CONSTRUCCION DE EDIFICIO PARA 12 AULAS Y ADMINSITRACIÓN EN ESTRUCTURA TIPO U-2C POR SUSTITUCIÓN, SUBESTACIÓN ELÉCTRICA DE 112.5 KVA Y OBRA EXTERIOR, EN EL MUNICIPIO DE CENTRO, TABASCO	18,212,615
CONSTRUCCIÓN DE EDIFICIO PARA 12 AULAS, DIRECCIÓN, SERVICIO SANITARIO, SALA DE USOS MULTIPLES EN ESTRUCTURA U-2C POR SUSTITUCIÓN Y OBRA EXTERIOR, EN EL MUNICIPIO DE CÁRDENAS, TABASCO	11,060,562
CONSTRUCCIÓN DE EDIFICIO PARA 6 AULAS DIDÁCTICAS EN ESTRUCTURA U-2C, ESCALERA Y OBRA EXTERIOR, EN EL MUNICIPIO DE JALPA DE MÉNDEZ, TABASCO	4,661,323
CONSTRUCCIÓN DE EDIFICIO Y REHABILITACIÓN DE BARDA PERIMETRAL EN LA ESCUELA PRIMARIA, "GUADALUPE VICTORIA" AMBOS TURNOS, UBICADA EN 5TA. AVENIDA S/N ESQ. CALLE 15, COL. ESTADO DE MÉXICO, EN EL MUNICIPIO DE NEZAHUALCÓYOTL, MÉXICO	9,500,000
CONSTRUCCIÓN DE ESCUELA PRIMARIA "JUSTO SIERRA", EN EL MUNICIPIO SAN AGUSTÍN TLAXIACA, HIDALGO	2,000,000
CONSTRUCCIÓN DE ESPACIO DEPORTIVO EN EL MUNICIPIO LA NORIA DE ÁNGELES, ZACATECAS	240,000
CONSTRUCCIÓN DE ESPACIO DEPORTIVO EN EL MUNICIPIO LA VILLA GONZÁLEZ ORTEGA, ZACATECAS	500,000
CONSTRUCCIÓN DE EXPLANADA CÍVICA EN EL EJIDO 18 DE MARZO EN EL MUNICIPIO DE GALEANA, NUEVO LEÓN	1,271,004
CONSTRUCCIÓN DE GIMNASIO DEPORTIVO MUNICIPAL, EN EL MUNICIPIO DE HIGUERAS, NUEVO LEÓN	2,000,000
CONSTRUCCIÓN DE GIMNASIO POLIVANTE EN UNIDAD DEPORTIVA "COLOSIO", EN EL MUNICIPIO DE GENERAL ZUAZUA, NUEVO LEÓN	5,000,000
CONSTRUCCIÓN DE GIMNASIO UNIVERSAL EN ESCUELA PRIMARIA PROFA. MA. ELENA VIZCONDE, EN EL MUNICIPIO DE AHOME, SINALOA	4,033,877
CONSTRUCCIÓN DE GIMNASIO UNIVERSAL EN LA ESCUELA SECUNDARIA RÍO ZUAQUE, EN EL	6,755,829



MUNICIPIO DE AHOME, SINALOA	
CONSTRUCCION DE GRADAS, TECHADO Y PROTECCIÓN DE TALUD DEL CAMPO DE FUTBOL, COL. MORELOS, EN EL MUNICIPIO DE TETEPANGO, HIDALGO	2,000,000
CONSTRUCCIÓN DE HOSPITAL DE 60 CAMAS EN EL MUNICIPIO DE ACTOPAN, HIDALGO	100,000,000
CONSTRUCCIÓN DE HOSPITAL MATERNO INFANTIL, EN EL MUNICIPIO DE SALTILLO, COAHUILA DE ZARAGOZA	60,000,000
CONSTRUCCIÓN DE INSTALACIONES DEL DIF, EN EL MUNICIPIO DE DURANGO, DURANGO	100,000,000
CONSTRUCCIÓN DE LA 2A ETAPA DE LA UNIDAD DEPORTIVA EN LA LOCALIDAD DE EL JAGÜEY, CHILAPA DE ÁLVAREZ	4,800,000
CONSTRUCCIÓN DE LA CASA DE LA CULTURA MUNICIPAL, GENERAL TREVIÑO, NUEVO LEÓN	2,000,000
CONSTRUCCIÓN DE LA CASA HOGAR DEL NIÑO DE SAN FERNANDO	35,000,000
CONSTRUCCIÓN DE LA CIUDAD DE LOS ARCHIVOS, EN SANTA LUCÍA DEL CAMINO, OAXACA	190,000,000
CONSTRUCCIÓN DE LA ESCUELA DE NIVEL MEDIO SUPERIOR DE LEÓN, CONSTRUCCIÓN DE MÓDULO DE AULAS, CUBÍCULOS, BIBLIOTECA, CENTRO DE CÓMPUTO, CUBIERTA DE CANCHAS Y GRADAS. 1A ETAPA, EN EL ESTADO DE GUANAJUATO	10,000,000
CONSTRUCCIÓN DE LA PLAZA ZARAGOZA EN LA COLONIA CENTRO EN EL MUNICIPIO DE CADEREYTA, NUEVO LEÓN	2,321,065
CONSTRUCCIÓN DE LA TERCERA ETAPA DEL ESPACIO RECREATIVO "LOS ALBEROS" EN EL MUNICIPIO DE CADEREYTA JIMÉNEZ, NUEVO LEÓN	2,258,618
CONSTRUCCIÓN DE LA UNIDAD DEPORTIVA DE LA COMUNIDAD DEL ZOPILOTE, EN EL MUNICIPIO DE COAHUAYUTLA DE JOSÉ MARÍA IZAZAGA, GUERRERO	5,000,000
CONSTRUCCIÓN DE LA UNIDAD DEPORTIVA EN LA ESCUELA SECUNDARIA GENERAL "MARTIRES DE TACUBAYA" CLAVE 20DES0040OE, SAN SEBASTIÁN IXCAPA, OAXACA	1,500,000
CONSTRUCCIÓN DE LA UNIDAD DEPORTIVA, EN EL MUNICIPIO DE ANÁHUAC, NUEVO LEÓN	8,000,000
CONSTRUCCIÓN DE MODULO DE BEISBOL EN LA COMUNIDAD MIGUEL HIDALGO	1,624,129
CONSTRUCCIÓN DE MODULO DE BESIBOL EN LA COMUNIDAD BENITO JUAREZ	1,900,000
CONSTRUCCIÓN DE MÓDULO DE SERVICIOS SANITARIOS EN EL CAMPO DEPORTIVO ALTAMIRANO, EN EL MUNICIPIO DE SALVATIERRA, GUANAJUATO	2,700,000
CONSTRUCCIÓN DE MÓDULO SANITARIO, ESCUELA PRIMARIA LUDWIN VAN BEETHOVEN, COL. DARÍO MARTÍNEZ II AV. PÍPILA Y AGRICULTURA N°5,, EN EL MUNICIPIO DE VALLE DE CHALCO SOLIDARIDAD, MÉXICO	955,657
CONSTRUCCIÓN DE MÓDULO SANITARIO, JARDÍN DE NIÑOS FRANCISCO GONZÁLEZ BOCA NEGRA, COL. SAN MIGUEL XICO III CALLE PONIENTE 16 S/N ESQUINA CUITLÁHUAC., EN EL MUNICIPIO DE VALLE DE CHALCO SOLIDARIDAD, MÉXICO	955,657
CONSTRUCCIÓN DE MÓDULO SANITARIO, JARDÍN DE NIÑOS TAJÍN, COL. SAN MIGUEL XICO IV CALLE SUR 23 MZ 134 LT 16 ENTRE PONIENTE 17 Y 18, , EN EL MUNICIPIO DE VALLE DE CHALCO SOLIDARIDAD, MÉXICO	955,657
CONSTRUCCIÓN DE MURO DE CONTENCIÓN, TELESECUNDARIA BENITO FONTANAS C.C.T 30DTV0813M, TINAKU # 24 COL. HIGUERAS, EN EL MUNICIPIO DE XALAPA, VERACRUZ DE IGNACIO DE LA LLAVE	506,688
CONSTRUCCIÓN DE MURO DE CONTENCIÓN, JARDÍN DE NIÑOS ANTONIO CHEDRAUI CARAM C.C.T 30DJN2788B, FERNANDO MONTES DE OCA /DOMICILIO CONOCIDO. , EN EL MUNICIPIO DE XALAPA, VERACRUZ DE IGNACIO DE LA LLAVE	282,280
CONSTRUCCIÓN DE NÚCLEO DE SANITARIOS CON SISTEMA DE BIODIGESTOR ECOLÓGICO Y EQUIPAMIENTO DEL CENTRO DE CÓMPUTO DEL CENTRO DE BACHILLERATO TECNOLÓGICO AGROPECUARIO NO. 137, EN EL MUNICIPIO DE TEPECHITLÁN, ZACATECAS	1,100,000
CONSTRUCCIÓN DE NÚCLEOS SANITARIOS 75.35M2 EN JARDÍN DE NIÑOS ATLATONGO,, EMILIANO ZAPATA S/N ATLATONGO., EN EL MUNICIPIO DE TEOTIHUACÁN, MÉXICO	462,000
CONSTRUCCIÓN DE NÚCLEOS SANITARIOS EN JARDÍN DE NIÑOS TLALMIMILOLPAN 75.35M2, , ESTUDIANTE S/N, SAN LORENZO TLALMIMILOLPAN, EN EL MUNICIPIO DE TEOTIHUACÁN, MÉXICO	462,000
CONSTRUCCIÓN DE NUEVAS INSTALACIONES EN LA ESCUELA SECUNDARIA PROFESOR FILIBERTO NAVAS VALDÉS (1RA ETAPA), EN EL MUNICIPIO DE JOQUICINGO, ESTADO DE MÉXICO	4,000,000
CONSTRUCCIÓN DE PARQUE DEPORTIVO ESTACIÓN LOS ALDAMAS, NUEVO LEÓN	2,000,000
CONSTRUCCIÓN DE PARQUE INTEGRAL, EN EL MUNICIPIO DE ROSALES, CHIHUAHUA	1,468,531
CONSTRUCCIÓN DE PARQUE MUNICIPAL EN EL ZÓCALO DE LA CIUDAD, AZOYÚ, GUERRERO	5,000,000
CONSTRUCCIÓN DE PARQUE RECREATIVO CON GIMNASIO AIRE LIBRE EN ÁLAMOS DE SAN ANTONIO, MUNICIPIO DE MANUEL BENAVIDES, CHIHUAHUA	2,000,000
CONSTRUCCIÓN DE PARQUE RECREATIVO CON GIMNASIO AIRE LIBRE EN PASO DE SAN ANTONIO, MUNICIPIO DE MANUEL BENAVIDES, CHIHUAHUA	2,000,000
CONSTRUCCIÓN DE PARQUE URBANO LA LOMA, EN EL MUNICIPIO DE VICTORIA, TAMAULIPAS	40,000,000
CONSTRUCCIÓN DE PISTA ARTIFICIAL DE PATINAJE EN LA ZONA TURÍSTICA DE LA MARQUESA, EN EL	10,000,000



ESTADO DE MÉXICO	
CONSTRUCCIÓN DE PLAZA EN LA COLONIA LÓPEZ MATEOS EN EL MUNICIPIO DE CADEREYTA JIMÉNEZ, NUEVO LEÓN	1,900,582
CONSTRUCCIÓN DE PLAZA EN LA COLONIA NUEVA CADEREYTA	1,800,000
CONSTRUCCIÓN DE PLAZA PÚBLICA EN LA COMUNIDAD DE AGUANUAZO, EN EL MUNICIPIO DE PANINDÍCUARO, MICHOACÁN DE OCAMPO	1,000,000
CONSTRUCCIÓN DE PLAZA PÚBLICA EN LA COMUNIDAD DE EL FREINO DE LA REFORMA, EN EL MUNICIPIO DE PANINDÍCUARO, MICHOACÁN DE OCAMPO	1,000,000
CONSTRUCCIÓN DE PLAZA PÚBLICA EN LA COMUNIDAD DE EX HACIENDA DE CURIMEO, EN EL MUNICIPIO DE PANINDÍCUARO, MICHOACÁN DE OCAMPO	1,000,000
CONSTRUCCIÓN DE PLAZA PÚBLICA EN LA COMUNIDAD DE J. TRINIDAD REGALADO, EN EL MUNICIPIO DE PANINDÍCUARO, MICHOACÁN DE OCAMPO	1,000,000
CONSTRUCCIÓN DE PLAZA PÚBLICA EN LA COMUNIDAD DE UREQUIO, EN EL MUNICIPIO DE PANINDÍCUARO, MICHOACÁN DE OCAMPO	1,000,000
CONSTRUCCIÓN DE PLAZA Y CANCHA POLIVALENTE EN COLONIA PRADERAS ENTRE CALLE ORQUÍDEA Y CRISANTEMO EN EL MUNICIPIO DE CADEREYTA JIMÉNEZ, NUEVO LEÓN	4,686,037
CONSTRUCCIÓN DE PLAZOLETA EN COLONIA VETERANOS EN EL MUNICIPIO DE CADEREYTA JIMÉNEZ, NUEVO LEÓN	223,156
CONSTRUCCIÓN DE PRIMER MÓDULO DEL EDIFICIO DE SALUD, EN UNIVERSIDAD DE GUANAJUATO, LASCURAIN DE RETANA NO. 5, CENTRO GUANAJUATO., EN EL MUNICIPIO DE CELAYA, GUANAJUATO	50,000,000
CONSTRUCCIÓN DE RECINTO FERIAL Y DE CONVENCIONES DE GÓMEZ PALACIO, EN DURANGO	20,000,000
CONSTRUCCIÓN DE TECHADO DE CANCHA DE USOS MÚLTIPLES EN ESCUELA "JOSÉ MARÍA MORELOS Y PAVÓN", EL BINGÚ, HIDALGO	1,409,921
CONSTRUCCIÓN DE TECHADO DE CANCHA DE USOS MÚLTIPLES EN ESCUELA PRIMARIA, " FRANCISCO VILLA", SAN ANTONIO SABANILLAS, C.P. 42370, EN CARDONAL, HIDALGO	1,223,487
CONSTRUCCIÓN DE TECHADO DE CANCHA DE USOS MÚLTIPLES EN ESCUELA PRIMARIA, " MIGUEL HIDALGO", SAN MIGUEL TLAZINTLA, C.P. 42370, EN CARDONAL, HIDALGO	1,223,487
CONSTRUCCIÓN DE TECHADO DE CANCHA DE USOS MÚLTIPLES EN ESCUELA PRIMARIA " EMILIANO ZAPATA". POZUELOS, CARDONAL, HIDALGO	1,223,487
CONSTRUCCIÓN DE TECHADO DE CANCHA DE USOS MÚLTIPLES EN ESCUELA PRIMARIA " LIC. JESÚS ZENIL", CABECERA MUNICIPAL, CARDONAL, C.P. 42370, HIDALGO	1,520,443
CONSTRUCCIÓN DE TECHADO DE CANCHA DE USOS MÚLTIPLES EN ESCUELA PRIMARIA "AÑO DE ZARAGOZA", SAN ANDRÉS DABOXTHA, CARDONAL, C.P. 42370, EN CARDONAL, HIDALGO	1,223,487
CONSTRUCCIÓN DE TECHADO DE CANCHA DE USOS MÚLTIPLES EN LA ESCUELA PRIMARIA MANUEL GARZA ALDAPE, EN LARRÁINZAR, EN EL ESTADO DE CHIAPAS	2,052,640
CONSTRUCCIÓN DE TECHADO DE LA ESCUELA PRIMARIA DE LA LOCALIDAD DE LA POSA, EN EL MUNICIPIO DE SANTA MARÍA HUATULCO, OAXACA	1,600,000
CONSTRUCCIÓN DE TECHADO DE LA ESCUELA SECUNDARIA DE LA LOCALIDAD EL ZAPOTE, EN EL MUNICIPIO DE SANTA MARÍA HUATULCO, OAXACA	1,700,000
CONSTRUCCIÓN DE TECHADO DE LA ESCUELA SECUNDARIA NO. 144 DE STA. CRUZ, EN EL MUNICIPIO DE SANTA MARÍA HUATULCO, OAXACA	1,700,000
CONSTRUCCIÓN DE TECHADO DE USOS MÚLTIPLES EN ESCUELA SECUNDARIA 55, EL DEJAN, CARDONAL, C.P. 42370. , HIDALGO	1,223,487
CONSTRUCCIÓN DE TECHADO EN CANCHA DE LA E. P. VICENTE GUERRERO, TEQUICUILCO, ATENANGO DEL RÍO, GUERRERO	600,000
CONSTRUCCIÓN DE TECHADO EN CANCHA 7 CONSTRUCCIÓN DE GRADAS DE CONCRETO EN CANCHA 4 Y 7, REHABILITACIÓN DE ALUMBRADO DE BASQUETBOL DE LA CIUDAD DEPORTIVA, DE LA COLONIA 1RO. DE MAYO, DEL ESTADO DE TABASCO	9,000,000
CONSTRUCCIÓN DE TECHADO EN CANCHA EXTERIOR DE USOS MÚLTIPLES DEL AUDITORIO MUNICIPAL, ATENANGO DEL RÍO, GUERRERO	600,000
CONSTRUCCION DE TECHADO METÁLICO EN PLAZA CÍVICA DE CENTRO DE EDUCACIÓN PREESCOLAR DEL MUNICIPIO DE TLANEPANTLA, PUEBLA	641,690
CONSTRUCCIÓN DE TECHO EN ESPACIOS PÚBLICOS. COL. BENITO JUÁREZ, ESCUELA LEYES DE REFORMA, EN REFORMA, EN EL ESTADO DE CHIAPAS	2,343,968
CONSTRUCCIÓN DE TECHUMBRE EN ESCUELA PRIMARIA BENITO JUÁREZ, EN MAGU CENTRO, EN NICOLÁS ROMERO, EN EL ESTADO DE MÉXICO	1,008,000
CONSTRUCCIÓN DE TECHUMBRE DE LA AREA CÍVICA ESCUELA PRIMARIA FRAY JULIÁN GARCÉS, COLONIA IGNACIO ALLENDE, EN EL MUNICIPIO DE CUAPIAXTLA, TLAXCALA	650,000
CONSTRUCCIÓN DE TECHUMBRE DE LA ESCUELA "EMILIANO ZAPATA" EN XICO I SECCIÓN, EN EL MUNICIPIO DE VALLE DE CHALCO SOLIDARIDAD, ESTADO DE MÉXICO	1,132,417



CONSTRUCCIÓN DE TECHUMBRE DE LA EXPLANADA C. CIRCUITO 9, ENTRE EDIFICIO I Y EDIFICIO F, DE LA UNIDAD HABITACIONAL LOMAS DE PLATEROS EN LA COLONIA , ÁLVARO OBREGÓN, DISTRITO FEDERAL	1,500,000
CONSTRUCCIÓN DE TECHUMBRE DE LA PLAZA CÍVICA PARA LA ESCUELA JARDÍN DE NIÑOS MARGARITA GUARNEROS CALDERÓN, EN EL MUNICIPIO DE SAN PEDRO CHOLULA, PUEBLA	554,354
CONSTRUCCIÓN DE TECHUMBRE DE LA PLAZA CÍVICA PARA LA ESCUELA PRIMARIA FEDERAL GREGORIO TORRES QUINTERO, EN EL MUNICIPIO DE TEZIUTLÁN, PUEBLA	737,114
CONSTRUCCIÓN DE TECHUMBRE DE LA PLAZA CÍVICA PARA LA ESCUELA PRIMARIA MIGUEL HIDALGO SAN JUAN TUXCO, EN EL MUNICIPIO DE SAN MARTÍN TEXMELUCAN, PUEBLA	907,171
CONSTRUCCIÓN DE TECHUMBRE DEL AREA CÍVICA DE LA ESCUELA "SOR JUANA INÉS DE LA CRUZ", EN LA COLONIA GUADALUPANA I SECCIÓN, EN EL MUNICIPIO DE VALLE DE CHALCO SOLIDARIDAD, ESTADO DE MÉXICO	1,141,793
CONSTRUCCIÓN DE TECHUMBRE EN ESC. DE EDUCACIÓN ESPECIAL ALFONSO MARTÍNEZ DOMINGUEZ, COL PROVILEÓN., EN EL MUNICIPIO DE LINARES, NUEVO LEÓN	196,276
CONSTRUCCIÓN DE TECHUMBRE EN ESC. PRIM. DE EL EJ. EL GUAJAOLOTE, EN EL MUNICIPIO DE LINARES, NUEVO LEÓN	430,848
CONSTRUCCIÓN DE TECHUMBRE EN ESC. PRIM. REVOLUCIÓN MEXICANA DE EL EJ. EL CASCAJOSO, EN EL MUNICIPIO DE LINARES, NUEVO LEÓN	331,554
CONSTRUCCIÓN DE TECHUMBRE EN ESCUELA PRIMARIA LÓPEZ REBAJO, EN PROGRESO INDUSTRIAL, EN EL MUNICIPIO DE NICOLÁS ROMERO, MÉXICO	811,086
CONSTRUCCIÓN DE TECHUMBRE EN ESCUELA PRIMARIA JUSTO SIERRA, LA COLONIA, EN EL MUNICIPIO DE NICOLÁS ROMERO, MÉXICO	811,086
CONSTRUCCIÓN DE TECHUMBRE EN ESCUELA SECUNDARIA GENERAL, HIMNO NACIONAL, EN SANTA ANITA, EN EL MUNICIPIO DE NICOLÁS ROMERO, MÉXICO	1,000,000
CONSTRUCCIÓN DE TECHUMBRE EN ESCUELA SECUNDARIA TÉCNICA RAFAEL RAMÍREZ, EN PUENTECILLAS CAHUACÁN, EN NICOLÁS ROMERO, EN EL ESTADO DE MÉXICO	1,550,000
CONSTRUCCIÓN DE TECHUMBRE EN JARDÍN DE NIÑOS "5 DE FEBRERO" COL. INF. RÍO VERDE , EN EL MUNICIPIO DE LINARES, NUEVO LEÓN	889,680
CONSTRUCCIÓN DE TECHUMBRE EN JARDÍN DE NIÑOS ANASTACIA BUSTAMENTE DE EL EJIDO HACIENDA DE GUADALUPE, EN EL MUNICIPIO DE LINARES, NUEVO LEÓN	383,963
CONSTRUCCIÓN DE TECHUMBRE EN JARDÍN DE NIÑOS DE EL EJ. EMILIANO ZAPATA, EN EL MUNICIPIO DE LINARES, NUEVO LEÓN	286,945
CONSTRUCCIÓN DE TECHUMBRE EN JARDÍN DE NIÑOS DE EL EJ. LAS BARRETAS., EN EL MUNICIPIO DE LINARES, NUEVO LEÓN	235,702
CONSTRUCCIÓN DE TECHUMBRE EN JARDÍN DE NIÑOS DE EL EJIDO SAN PEDRO., EN EL MUNICIPIO DE LINARES, NUEVO LEÓN	235,702
CONSTRUCCIÓN DE TECHUMBRE EN JARDIN DE NIÑOS SOR JUANA INES DE LA CRUZ, HERMEEGILDO GALEANA S/N COL. MORELOS, EN EL MUNICIPIO DE NICOLÁS ROMERO, MÉXICO	1,000,000
CONSTRUCCIÓN DE TECHUMBRE EN LA ESCUELA "BENITO JUÁREZ" EN LA COLONIA DEL MAZO, EN EL MUNICIPIO DE VALLE DE CHALCO SOLIDARIDAD, ESTADO DE MÉXICO	1,134,327
CONSTRUCCIÓN DE TECHUMBRE EN LA ESCUELA"NARCISO MENDOZA" EN LA COLONIA SAN ISIDRO, EN EL MUNICIPIO DE VALLE DE CHALCO SOLIDARIDAD, ESTADO DE MÉXICO	696,426
CONSTRUCCIÓN DE TECHUMBRE EN PLAZA CÍVICA DE LA ESCUELA PRIMARIA LA REFORMA U.HAB. LAS VEGAS, EN EL MUNICIPIO DE TEXCOCO, ESTADO DE MÉXICO	2,400,000
CONSTRUCCIÓN DE TECHUMBRE PARA CANCHAS DE USOS MÚLTIPLES EN LA ESCUELA PRIMARIA BENITO JUÁREZ CON CLAVE CCT08DPR0278A EN LA COMUNIDAD DE SANTA ANA EN EL MUNICIPIO DE LÓPEZ, CHIHUAHUA	1,100,000
CONSTRUCCIÓN DE TECHUMBRE PARA CANCHAS DEPORTIVAS EN LA ESCUELA PREPARATORIA TEXCOCO, EN EL MUNICIPIO DE TEXCOCO, ESTADO DE MÉXICO	3,400,000
CONSTRUCCIÓN DE TECHUMBRE, CECATI 196, COL. SANTA CRUZ AV. IGNACIO COMONFORT N° 344, EN VALLE DE CHALCO SOLIDARIDAD, EN EL ESTADO DE MÉXICO	1,812,510
CONSTRUCCIÓN DE TECHUMBRE, ESCUELA SECUNDARIA TÉCNICA 107 REVOLUCIÓN MEXICANA, COL. CONCEPCIÓN AV. LERDO DE TEJADA ESQUINA PONIENTE 4, EN VALLE DE CHALCO SOLIDARIDAD, EN EL ESTADO DE MÉXICO	1,147,671
CONSTRUCCIÓN DE TEJABÁN EN ESCUELA PRIMARIA LÁZARO CÁRDENAS DEL RÍO, EN EJIDO SANTA MATILDE, , EN EL MUNICIPIO DE PITIQUITO, SONORA, EN EL MUNICIPIO DE PITIQUITO, SONORA	589,478
CONSTRUCCIÓN DE TERCER NIVEL DEL EDIFICIO, DEL TALLER DE ARTES ESCÉNICAS Y EQUIPAMIENTO. EDIFICIO DE ARTES. DIVISIÓN DE ARQUITECTURA, ARTE Y DISEÑO DEL CAMPUS GUANAJUATO, EN EL ESTADO DE GUANAJUATO	10,000,000
CONSTRUCCIÓN DE UN 1 AULAS EN LA ESCUELA PRIMARIA " RICARDO FLORES MAGÓN" , UBICADA EN PONIENTE 4 S/N COL. LA PIEDAD, EN EL MUNICIPIO DE CUAUTITLÁN, MÉXICO	465,000
CONSTRUCCIÓN DE UN AULA DE USOS MÚLTIPLES, ESCUELA PRIMARIA JOSÉ VASCONCELOS, COL	848,854



AVANDARO CALLE NARANJO S/N Y CANAL DE LA COMPAÑÍA, , EN EL MUNICIPIO DE VALLE DE CHALCO SOLIDARIDAD, MÉXICO	
CONSTRUCCIÓN DE UN AULA DE USOS MÚLTIPLES, ESCUELA PRIMARIA JOSÉ VASCONCELOS, COL AVANDARO CALLE NARANJO S/N Y CANAL DE LA COMPAÑÍA, EN EL MUNICIPIO DE VALLE DE CHALCO SOLIDARIDAD, MÉXICO	848,854
CONSTRUCCIÓN DE UN AULA EN EL "CENTRO DE ATENCIÓN MÚLTIPLE NO. 13", CALLE TEMASCALTEPEC S/N COL. CUMBRIA, CUAUTITLÁN IZCALLI, MÉXICO	930,000
CONSTRUCCIÓN DE UN MÓDULO DE TRES AULAS EN LA ESCUELA PRIMARIA FEDERAL BILINGÜE "AQUILES SERDÁN" Y MÓDULO DE TRES AULAS EN LA ESCUELA PRIMARIA FEDERAL BILINGÜE "RICARDO FLORES MAGÓN", SAN FELIPE USILA, OAXACA	3,700,000
CONSTRUCCIÓN DE UNA BIBLIOTECA PARA ESCUELA SECUNDARIA Y PREPARATORIA ESTATAL POR COOP # 8304 – 8417 "2 DE OCTUBRE" CON CLAVES 08SES0017K Y 08SBC2166H, CON DOMICILIO EN LA CALLE CUARTA Y MÁRTIRES DE CHICAGO EN LA CIUDAD DE CHIHUAHUA, CHIHUAHUA	2,500,000
CONSTRUCCIÓN DE UNA CANCHA DE USOS MÚLTIPLES DE 19.00 X 32.00 METROS CON TECHUMBRE METÁLICA A BASE DE PERFIL COMERCIAL Y LÁMINA ZINTRO ALUM CALIBRE 26, EN LA AGENCIA MUNICIPAL DE PLAYA VICENTE, EN LA CIUDAD DE JUCHITÁN DE ZARAGOZA, OAXACA.	1,414,000
CONSTRUCCIÓN DE UNA CANCHA DE USOS MÚLTIPLES DE 19.00 X 32.00 METROS CON TECHUMBRE METÁLICA A BASE DE PERFIL COMERCIAL Y LÁMINA ZINTRO ALUM CALIBRE 26, EN LA ESC. TEC. 103, EN LA CIUDAD DE JUCHITÁN DE ZARAGOZA, OAXACA.	1,414,000
CONSTRUCCIÓN DE UNA CANCHA DE USOS MÚLTIPLES DE 19.00 X 32.00 METROS CON TECHUMBRE METÁLICA A BASE DE PERFIL COMERCIAL Y LÁMINA ZINTRO ALUM CALIBRE 26, EN LA TÉCNICA 50, EN LA CIUDAD DE JUCHITÁN DE ZARAGOZA, OAXACA.	1,414,000
CONSTRUCCIÓN DE UNA CANCHA DE USOS MÚLTIPLES DE 19.00 X 32.00 METROS CON TECHUMBRE METÁLICA A BASE DE PERFIL COMERCIAL Y LÁMINA ZINTRO ALUM CALIBRE 26, EN EL FRACC. "I.V.O", EN LA CIUDAD DE JUCHITÁN DE ZARAGOZA, OAXACA.	1,414,000
CONSTRUCCIÓN DE UNEME DEDICAM DE TAMPICO	35,000,000
CONSTRUCCIÓN DE UNIDAD DEPORTIVA "SANTO DOMINGO DE GUZMÁN" EN EL BARRIO SANTO DOMINGO DE SANTIAGO JUXTLAHUACA, OAXACA	4,000,000
CONSTRUCCIÓN DE UNIDAD DEPORTIVA , EN ASUNCIÓN CUYOTEPEJI, OAXACA	1,500,000
CONSTRUCCIÓN DE UNIDAD DEPORTIVA EN EL CENTRO INTERCULTURAL BILINGÜE "VICENTE GUERRERO", ALCOZAUCA DE GUERRERO, GUERRERO	4,600,000
CONSTRUCCIÓN DE UNIDAD DEPORTIVA EN LA LOCALIDAD DE TECOLAPA MUNICIPIO DE OLINALÁ, GUERRERO	5,000,000
CONSTRUCCIÓN DE UNIDAD DEPORTIVA TANGANHUATO DE LA LOCALIDAD DE TANGANHUATO, PUNGARABATO, GUERRERO	5,000,000
CONSTRUCCIÓN DE UNIDAD DEPORTIVA TEPECOCATLÁN, ATLAMAJALCINGO DEL MONTE, GUERRERO	4,000,000
CONSTRUCCIÓN DE UNIDAD DEPORTIVA TERCERA ETAPA, CALLE ARGENTINA S/N, COLONIA BUENOS AIRES, CARDONAL. C.P. 42370, EN EL MUNICIPIO DE CARDONAL, HIDALGO, EN EL MUNICIPIO DE CARDONAL, HIDALGO	10,988,659
CONSTRUCCIÓN DE UNIDAD DEPORTIVA, EN EL MUNICIPIO DE MAZATLÁN, SINALOA	36,000,000
CONSTRUCCIÓN DE UNIDAD DEPORTIVA, EN EL MUNICIPIO DE SABINAS HIDALGO, NUEVO LEÓN	4,000,000
CONSTRUCCIÓN DE UNIDAD DEPORTIVA, EN SAN JUAN MIXTEPEC DISTRITO 26, OAXACA	2,000,000
CONSTRUCCIÓN DE UNIDAD DEPORTIVA, EN SANTA CATALINA QUIERÍ, OAXACA	1,500,000
CONSTRUCCIÓN DE UNIDAD DEPORTIVA, EN SANTO DOMINGO YANHUITLÁN, OAXACA	2,000,000
CONSTRUCCIÓN DE VELARIA EN LA ESCUELA PRIMARIA ANDANAC # 72 EN LA CABECERA MUNICIPAL DE PALO ALTO, EN EL MUNICIPIO DE EL LLANO, AGUASCALIENTES	530,000
CONSTRUCCIÓN DE VELARIA EN LA ESCUELA PRIMARIA JOSE MA. CHÁVEZ DE LA LOCALIDAD DE LAS MIELERAS, EN EL MUNICIPIO DE EL LLANO, AGUASCALIENTES	530,000
CONSTRUCCIÓN DE VELARIA EN LA ESCUELA PRIMARIA MARGARITA MAZA DE JUÁREZ EN LA LOCALIDAD DE LA LOMA DEL REFUGIO, EN EL MUNICIPIO DE EL LLANO, AGUASCALIENTES	530,000
CONSTRUCCIÓN DEL "CENTRO DE LA TROVA YUCATECA", EN EL ESTADO DE YUCATÁN	40,000,000
CONSTRUCCIÓN DEL ALBERGUE DE CAPULÁLPAM DE MÉNDEZ	13,606,947
CONSTRUCCIÓN DEL AUDITORIO MUNICIPAL EN LA CABECERA MUNICIPAL, EN EL MUNICIPIO DE MIGUEL AUZA, ZACATECAS	2,500,000
CONSTRUCCIÓN DEL CENTRO CULTURAL "PARÍS CHIQUITO" EN LA HEROICA CIUDAD DE TLAXIACO, OAXACA	4,000,000
CONSTRUCCIÓN DEL CENTRO CULTURAL DEL LA INFANCIA EN LA CALLE DE ORIZABA ENTRE ANTONIO M. ANZA Y HUATABAMPO EN LA COLONIA ROMA SUR, DELEGACIÓN DE CUAUHTÉMOC, DISTRITO FEDERAL	5,000,000
CONSTRUCCIÓN DEL CENTRO DE CONVENCIONES EN MORELIA, MICHOACÁN DE OCAMPO	100,000,000
CONSTRUCCIÓN DEL CENTRO DE MUJERES CON VALOR DE REYNOSA	50,000,000
CONSTRUCCIÓN DEL CENTRO EDUCATIVO MUNICIPAL APAXCO, ESTADO DE MÉXICO	5,000,000



CONSTRUCCIÓN DEL EDIFICIO MÓDULO "B". MULTIDISCIPLINARIO SEDE SALVATIERRA (JANICHO). CAMPUS CELAYA-SALVATIERRA DE LA UNIVERSIDAD DE GUANAJUATO. 2A ETAPA, EN EL ESTADO DE GUANAJUATO	10,000,000
CONSTRUCCIÓN DEL MUSEO DE CIENCIAS AMBIENTALES EN EL CENTRO CULTURAL UNIVERSITARIO, EN JALISCO	250,000,000
CONSTRUCCIÓN DEL TECHADO DE PLAZA CÍVICA EN IEBO PLANTES 250, EN EL MUNICIPIO DE SANTA ANA, OAXACA	500,000
CONSTRUCCIÓN MODULO DE BESIBOL EN LA COMUNIDAD LA PIMIENTA	1,900,000
CONSTRUCCIÓN PARQUE LINEA VERDE ORIENTE 2A ETAPA, EN EL MUNICIPIO DE TORREÓN, COAHUILA DE ZARAGOZA	14,000,000
CONSTRUCCIÓN PRIMERA ETAPA DEL DEPORTIVO DE UNIDAD HABITACIONAL DE AV. FARALLON , EN EL MUNICIPIO DE ACAPULCO DE JUÁREZ, EN GUERRERO	1,000,000
CONSTRUCCIÓN UNIDAD DEPORTIVA EN LA LOCALIDAD DE "EL PARAÍSO", ATOYAC DE ÁLVAREZ, GUERRERO	5,000,000
CONSTRUCCIÓN UNIDAD DEPORTIVA SAN FRANCISCO, EN EL MUNICIPIO DE MEOQUI, CHIHUAHUA	1,916,125
CONSTRUCCIÓN Y EQUIPAMIENTO DE 1 CENTRO DE SALUD DE 3 NÚCLEOS BÁSICOS, EN EL MUNICIPIO DE CÁRDENAS, TABASCO	5,600,000
CONSTRUCCIÓN Y EQUIPAMIENTO DE 16 CENTROS DE SALUD DE 1 NÚCLEO BÁSICO, EN DIVERSOS MUNICIPIOS DEL ESTADO DE TABASCO	62,400,000
CONSTRUCCIÓN Y EQUIPAMIENTO DE 3 CENTROS DE SALUD DE 2 NÚCLEOS BÁSICOS, EN LOS MUNICIPIOS DE PARAÍSO, CENTLA Y CUNDUACÁN, TABASCO	14,100,000
CONSTRUCCIÓN Y EQUIPAMIENTO DE GIMNASIO AL AIRE LIBRE EN LA CIUDAD DEPORTIVA DE LA COL. 1RO. DE MAYO, EN EL MUNICIPIO DE CENTRO, TABASCO	2,500,000
CONSTRUCCIÓN Y EQUIPAMIENTO DE LA UNIDAD DEPORTIVA Y PARQUE RECREATIVO DEL MUNICIPIO, EN EL MUNICIPIO DE TEMOAYA, MÉXICO	4,500,000
CONSTRUCCIÓN Y EQUIPAMIENTO DE VELÓDROMO 2DA ETAPA, ZACATECAS, ZACATECAS	10,000,000
CONSTRUCCION Y EQUIPAMIENTO DEL CENTRO DE INVESTIGACIÓN AGROPECUARIA DE LA UNIVERSIDAD AUTÓNOMA DE ZACATECAS	5,000,000
CONSTRUCCIÓN Y EQUIPAMIETO CENTRO DE LECTURA "AMPARO DÁVILA", ZACATECAS, ZACATECAS	7,000,000
CONSTRUCCIÓN Y REHABILITACIÓN DE LA PLAZA PÚBLICA "ALTAMIRA", EN EL MUNICIPIO DE LOS RAMONES, NUEVO LEÓN	1,500,000
CONSTRUCCIÓN Y REHABILITACIÓN DE LA UNIDAD CULTURAL "LIC. JORGE A. TREVIÑO", EN EL MUNICIPIO DE VILLALDAMA, NUEVO LEÓN	1,500,000
CONSTRUCCIÓN Y REHABILITACIÓN DE PARQUE DEPORTIVO EN LA COLONIA BENITO JUÁREZ, EN EL MUNICIPIO DE ALLENDE, NUEVO LEÓN	850,000
CONSTRUCCIÓN Y REHABILITACIÓN DE PLAZA PÚBLICA EN LA COLONIA LOS PERALES, EN EL MUNICIPIO DE ALLENDE, NUEVO LEÓN	1,850,000
CONSTRUCCIÓN Y REHABILITACIÓN DE PLAZA PÚBLICA EN LA COLONIA VALLE DE LOS DURAZNOS, EN EL MUNICIPIO DE ALLENDE, NUEVO LEÓN	1,800,000
CONSTRUCCIÓN Y REHABILITACIÓN DEL CAMPO DEPORTIVO EN LA CABECERA MUNICIPAL, VALLECILLO, NUEVO LEÓN	1,000,000
CONSTRUCCIÓN Y REHABILITACIÓN DEL CAMPO DEPORTIVO EN LA COMUNIDAD EL ÁLAMO, EN EL MUNICIPIO DE VALLECILLO, NUEVO LEÓN	1,000,000
CONSTRUCCIÓN Y REHABILITACIÓN DEL GIMNASIO NUEVO LEÓN UNIDO, EN LA CABECERA MUNICIPAL, GENERAL TERÁN, NUEVO LEÓN	10,000,000
CONSTRUCCIÓN Y REHABILITACIÓN DEL PARQUE DE BEISBOL "GIGANTES" EN LA COLONIA ALTO, EN EL MUNICIPIO DE BUSTAMANTE, NUEVO LEÓN	2,000,000
CONSTRUCCIÓN Y REHABILITACIÓN DEL PARQUE DEPORTIVO FRANCISCO I. MADERO, EN EL MUNICIPIO DE DOCTOR COSS, NUEVO LEÓN	1,000,000
CONSTRUCCIÓN Y REHABILITACIÓN DEL PARQUE DEPORTIVO LEONARDO NAJO, EN EL MUNICIPIO DE DOCTOR COSS, NUEVO LEÓN	1,000,000
CONSTRUCCIÓN Y REHABILITACIÓN DEL TEATRO AL AIRE LIBRE EN LA CASA DE LA CULTURA, EN EL MUNICIPIO DE AGUALEGUAS, NUEVO LEÓN	856,000
CONSTRUCCIÓN Y REMODELACION DE ESPACIOS PÚBLICOS EN LA COMUNIDAD DE SALÁICES DEL MUNICIPIO DE LÓPEZ, CHIHUAHUA	1,200,000
CONSTRUCCIÓN Y TECHADO DE CANCHA DE USOS MÚLTIPLES EN ESCUELA PRIMARIA BILINGÜE "FELIPE ÁNGELES", EN LARRÁINZAR, EN EL ESTADO DE CHIAPAS	1,977,248
CONSTRUCCIÓN, REHABILITACIÓN Y SEÑALIZACIÓN DE LA INFRAESTRUCTURA DEL PARQUE DEPORTIVO ECOTEMÁTICO "EL PILÓN", COLONIA BARRIO EL MEXIQUITO" EN EL MUNICIPIO DE MONTEMORELOS, NUEVO LEÓN	6,000,000
CONSTRUCCIÓN, REMODELACIÓN Y REHABILITACIÓN DEL CENTRO CULTURAL Y SOCIAL DE SABINAS	7,552,906



HIDALGO	
CONSTRUCIÓN DE DOMOS EN VARIAS ESCUELAS DEL MUNICIPIO EN VILLANUEVA, ZACATECAS	2,248,173
CONTINUIDAD DE LA CONSTRUCCIÓN DE LA ESCUELA DE NIVEL MEDIO SUPERIOR DE SALVATIERRA (BIBLIOTECA, CENTRO DE CÓMPUTO Y CAFETERÍA). INCLUYE EQUIPAMIENTO DE EQUIPOS DE CÓMPUTO. 2A ETAPA, EN EL ESTADO DE GUANAJUATO	15,000,000
CONTRUCCIÓN DE TECHUMBRE EN JARDÍN DE NIÑOS DE EL EJIDO REFUGIO DE VEREDAS, EN EL MUNICIPIO DE LINARES, NUEVO LEÓN, EN EL MUNICIPIO DE LINARES, NUEVO LEÓN	375,430
CONSTRUCCIÓN DE MODULO DE FUTBOL EN LA COMUNIDAD FRANCISCO I. MADERO	1,900,000
FORMACIÓN DE LÍNEAS DE DISTRIBUCIÓN ELECTRICA EN EL FRACCIONAMIENTO "VIVIENDA DIGNA" EN EL MUNICIPIO DE TELCHAC PUERTO, EN EL MUNICIPIO DE TELCHAC PUERTO, YUCATÁN	325,335
FORTALECIMIENTO DE LA UNIDAD DEPORTIVA DE LA CABECERA MUNICIPAL EN TLAPEHUALA, GUERRERO	5,000,000
FORTALECIMIENTO DE LA UNIDAD DEPORTIVA DE TECOANAPA, GUERRERO	2,000,000
GRAN BIBLIOTECA MAYA, EN EL MUNICIPIO DE COMITÁN DE DOMÍNGUEZ, CHIAPAS	60,000,000
HABILITACIÓN DE LA ALBERCA EN EL DEPORTIVO ESCANDÓN, EN LA DELEGACIÓN MIGUEL HIDALGO, DISTRITO FEDERAL	10,000,000
HOSPITAL COMUNITARIO TULUM	95,000,000
HOSPITAL DEL VALLE DEL CARRIZO, EN EL MUNICIPIO DE AHOME, SINALOA	110,000,000
INFRAESTRUCTURA DEPORTIVA EN MORELOS, ZACATECAS	5,994,904
INFRAESTRUCTURA PARA EL DESARROLLO CULTURAL DE ZACATECAS	12,500,000
INFRAESTRUCTURA PARA ESCUELAS DE TIEMPO COMPLETO	50,000,000
INFRAESTRUCTURA SOCIAL EN VERACRUZ DE IGNACIO DE LA LLAVE	300,000,000
INFRAESTRUCTURA SOCIAL , EN ATLACOMULCO, ESTADO DE MÉXICO	50,000,000
INFRAESTRUCTURA SOCIAL EN ACAPULCO, GUERRERO	5,000,000
INFRAESTRUCTURA SOCIAL EN NAYARIT	155,100,000
INFRAESTRUCTURA SOCIAL EN TAMAULIPAS	100,000,000
INFRAESTRUCTURA Y EQUIPAMIENTO DEL SISTEMA ZACATECANO RADIO Y TELEVISIÓN, ZACATECAS, ZACATECAS	60,000,000
MALECÓN DE PUERTO MADERO 1ERA ETAPA EN CHIAPAS	75,000,000
MANTENIMIENTO DEL ALUMBRADO PÚBLICO DE LA CABECERA MUNICIPAL ATOYAC DE ÁLVAREZ, GUERRERO	3,100,000
MERCADO DE IXTLÁN, EN EL MUNICIPIO DE IXTLÁN DEL RÍO, NAYARIT	35,000,000
MODERNIZACIÓN DE LA CARRETERA DE TUXTLA GUTIÉRREZ - VILLAFLORES EN CHIAPAS	300,000,000
MODERNIZACIÓN UNIDAD DEPORTIVA INCLUYENDO FRONTÓN, CAMPO FUTBOL SOCCER, CAMPO DE BEISBOL, EN CABECERA MUNICIPAL DE LÓPEZ, SEGUNDA ETAPA	1,500,000
MUELLE MALECÓN 3ERA. ETAPA, EN EL MUNICIPIO DE SAN BLAS, NAYARIT	60,000,000
MURO DE CONTENCIÓN, JARDÍN DE NIÑOS JUAN ESCUTIA C.C.T 30DJN3878A, LUIS DONALDO COLOSIO # 1 COL. MIGUEL ALEMÁN, EN EL MUNICIPIO DE XALAPA, VERACRUZ DE IGNACIO DE LA LLAVE	500,000
MUSEO CUNA DEL MESTIZAJE EN CHETUMAL, EN EL MUNICIPIO DE OTHÓN P. BLANCO, QUINTANA ROO	100,000,000
MUSEO INTERACTIVO,DE LOS MOCHIS "EL TRAPICHE", EN EL MUNICIPIO DE AHOME, SINALOA	35,000,000
NUEVA TORRE DE HOSPITALIZACIÓN DEL INSTITUTO NACIONAL DE CANCEROLOGÍA	5,000,000
PARQUE ECOLÓGICO DE REGENERACIÓN DE ENERGÍA ECOLÓGICA EN MIGUEL AUZA, ZACATECAS	13,000,000
PARQUE LINEAL Y CALETA EN CIUDAD DEL CARMEN EN CAMPECHE	52,000,000
PARQUE TEMÁTICO DE LA CIUDAD DE LOS NIÑOS EN TAMAULIPAS	45,000,000
PRIMER ETAPA DE CONSTRUCCIÓN DE UNIDAD DEPORTIVA Y DE USOS MÚLTIPLES CON NOMBRE "CAL" EN LA COLONIA CULTURAL TLAHUICA EN EL MUNICIPIO DE TLAQUILTENANGO, MORELOS	2,500,000
PRIMERA ETAPA DE LA CONSTRUCCIÓN Y REHABILITACIÓN DEL CAMPO DEPORTIVO FERMÍN CANTÚ EN LA CENTRO DEL MUNICIPIO, PARÁS, NUEVO LEÓN	3,000,000
PRIMERA ETAPA DE LA UNIDAD DEPORTIVA EN LA COLONIA VILLAS DE SAN FRANCISCO EN EL MUNICIPIO DE GENERAL ESCOBEDO, NUEVO LEÓN	10,000,000
PROYECTO "RESCATEMOS ÁREAS RECREATIVAS ATIZAPÁN", ÁREA DE JUEGOS INFANTILES, CANCHA Y GIMNASIO AL AIRE LIBRE 110 X 66 MTS, EN CALLE ZAMORA ENTRE COBRE Y AZAHARES, SAN JOSÉ DEL JARAL , EN EL MUNICIPIO DE ATIZAPÁN DE ZARAGOZA, MÉXICO	700,000
PROYECTO "RESCATEMOS ÁREAS RECREATIVAS ATIZAPÁN", ÁREA DE JUEGOS INFANTILES, CANCHA Y GIMNASIO AL AIRE LIBRE, PROLONGACIÓN JUÁREZ ESQ. NEZAHUALCOYOTL, SAN MIGUEL XOCHIMANGA., EN EL MUNICIPIO DE ATIZAPÁN DE ZARAGOZA, MÉXICO	700,000
PROYECTO "RESCATEMOS ÁREAS RECREATIVAS ATIZAPÁN", ÁREA DE JUEGOS INFANTILES, CANCHA	700,000



Y GIMNASIO AL AIRE LIBRE, ARROLLO ENTRE TEZXATLIPOCA Y ATLETAS, CERRO GRANDE, EN EL MUNICIPIO DE ATIZAPÁN DE ZARAGOZA, MÉXICO	
PROYECTO "RESCATEMOS ÁREAS RECREATIVAS ATIZAPÁN", ÁREA DE JUEGOS INFANTILES, CANCHA Y GIMNASIO AL AIRE LIBRE, AV, OCEANO PACIFICO FRENTE AL DEPORTIVO ANA GUEVARA, COL.HOGARES DE ATIZAPÁN, EN EL MUNICIPIO DE ATIZAPÁN DE ZARAGOZA, MÉXICO	700,000
PROYECTO "RESCATEMOS ÁREAS RECREATIVAS ATIZAPÁN", ÁREA DE JUEGOS INFANTILES, CANCHA Y GIMNASIO AL AIRE LIBRE, AV. DE LA CRUZ Y LOMAS BOULEVARES, SAN MIGUEL XOCHIMANGA, EN EL MUNICIPIO DE ATIZAPÁN DE ZARAGOZA, MÉXICO	700,000
PROYECTO "RESCATEMOS ÁREAS RECREATIVAS ATIZAPÁN", ÁREA DE JUEGOS INFANTILES, CANCHA Y GIMNASIO AL AIRE LIBRE, AV. EMILIANO ZAPATA, COLONIA UNIVERSIDAD AUTONOMA METROPOLITANA, EN EL MUNICIPIO DE ATIZAPÁN DE ZARAGOZA, MÉXICO	700,000
PROYECTO "RESCATEMOS ÁREAS RECREATIVAS ATIZAPÁN", ÁREA DE JUEGOS INFANTILES, CANCHA Y GIMNASIO AL AIRE LIBRE, CALLE AQUILES SERDÁN, COL. MARGARITA MAZA DE JUÁREZ, EN EL MUNICIPIO DE ATIZAPÁN DE ZARAGOZA, MÉXICO	700,000
PROYECTO "RESCATEMOS ÁREAS RECREATIVAS ATIZAPÁN", ÁREA DE JUEGOS INFANTILES, CANCHA Y GIMNASIO AL AIRE LIBRE, CALLE ATLETAS, COL. LAS PENITAS, EN EL MUNICIPIO DE ATIZAPÁN DE ZARAGOZA, MÉXICO	700,000
PROYECTO "RESCATEMOS ÁREAS RECREATIVAS ATIZAPÁN", ÁREA DE JUEGOS INFANTILES, CANCHA Y GIMNASIO AL AIRE LIBRE, CALLE GALAXIA ESQ. LÓPEZ MATEOS, COL. ATIZAPÁN 2000, EN EL MUNICIPIO DE ATIZAPÁN DE ZARAGOZA, MÉXICO	700,000
PROYECTO "RESCATEMOS ÁREAS RECREATIVAS ATIZAPÁN", ÁREA DE JUEGOS INFANTILES, CANCHA Y GIMNASIO AL AIRE LIBRE, CALLE LAS FLORE ESQ. ORQUIDEA, COL. HACIENDA DE LA LUZ, EN EL MUNICIPIO DE ATIZAPÁN DE ZARAGOZA, MÉXICO	700,000
PROYECTO "RESCATEMOS ÁREAS RECREATIVAS ATIZAPÁN", ÁREA DE JUEGOS INFANTILES, CANCHA Y GIMNASIO AL AIRE LIBRE, CALLE LIBERTAD, COL. PROFESOR CRISTOBAL HIGUERA., EN EL MUNICIPIO DE ATIZAPÁN DE ZARAGOZA, MÉXICO	700,000
PROYECTO "RESCATEMOS ÁREAS RECREATIVAS ATIZAPÁN", ÁREA DE JUEGOS INFANTILES, CANCHA Y GIMNASIO AL AIRE LIBRE, CALLE MANUAL DOBLADO, COL. MARGARITA MAZA DE JUÁREZ, EN EL MUNICIPIO DE ATIZAPÁN DE ZARAGOZA, MÉXICO	700,000
PROYECTO "RESCATEMOS ÁREAS RECREATIVAS ATIZAPÁN", ÁREA DE JUEGOS INFANTILES, CANCHA Y GIMNASIO AL AIRE LIBRE, CALLE TULTITLÁN, LOMAS DE ATIZAPÁN., EN EL MUNICIPIO DE ATIZAPÁN DE ZARAGOZA, MÉXICO	700,000
PROYECTO "RESCATEMOS ÁREAS RECREATIVAS ATIZAPÁN", ÁREA DE JUEGOS INFANTILES, CANCHA Y GIMNASIO AL AIRE LIBRE, CDA. GUADALAJARA, COL. LOS OLIVOS, EN EL MUNICIPIO DE ATIZAPÁN DE ZARAGOZA, MÉXICO	700,000
PROYECTO "RESCATEMOS ÁREAS RECREATIVAS ATIZAPÁN", ÁREA DE JUEGOS INFANTILES, CANCHA Y GIMNASIO AL AIRE LIBRE, CONSTELACIÓN ESQ. CÁRDENAS DEL RIO, CÁRDENAS DEL RIO., EN EL MUNICIPIO DE ATIZAPÁN DE ZARAGOZA, MÉXICO	700,000
PROYECTO "RESCATEMOS ÁREAS RECREATIVAS ATIZAPÁN", ÁREA DE JUEGOS INFANTILES, CANCHA Y GIMNASIO AL AIRE LIBRE, EN AMPLIACIÓN PEÑITAS CALLE ALMENDROS Y AV.MAGNOLIAS., EN EL MUNICIPIO DE ATIZAPÁN DE ZARAGOZA, MÉXICO	700,000
PROYECTO "RESCATEMOS ÁREAS RECREATIVAS ATIZAPÁN", ÁREA DE JUEGOS INFANTILES, CANCHA Y GIMNASIO AL AIRE LIBRE, EN COL. LAS AGUILAS., EN EL MUNICIPIO DE ATIZAPÁN DE ZARAGOZA, MÉXICO	700,000
PROYECTO "RESCATEMOS ÁREAS RECREATIVAS ATIZAPÁN", ÁREA DE JUEGOS INFANTILES, CANCHA Y GIMNASIO AL AIRE LIBRE, LÓPEZ RAYÓN Y ABASOLO, 1O DE SEPTIEMBRE, EN EL MUNICIPIO DE ATIZAPÁN DE ZARAGOZA, MÉXICO	700,000
PROYECTO "RESCATEMOS ÁREAS RECREATIVAS ATIZAPÁN", ÁREA DE JUEGOS INFANTILES, CANCHA Y GIMNASIO AL AIRE LIBRE, MAR EGEO, LOMAS LINDAS ATIZAPÁN, EN EL MUNICIPIO DE ATIZAPÁN DE ZARAGOZA, MÉXICO	700,000
PROYECTO "RESCATEMOS ÁREAS RECREATIVAS ATIZAPÁN", ÁREA DE JUEGOS INFANTILES, CANCHA Y GIMNASIO AL AIRE LIBRE,COL. LAS PEÑITAS PROLONGACIÓN OLIMPICA ENTRE MIRADOR Y TULIPAN, EN EL MUNICIPIO DE ATIZAPÁN DE ZARAGOZA, MÉXICO	700,000
PROYECTO DE INNOVACIÓN TECNOLÓGICA APLICADA AL ARCHIVO HISTÓRICO, EN EL MUNICIPIO DE CULIACÁN, SINALOA	10,100,000
QUINTA ETAPA DE LA CONSTRUCCIÓN, REHABILITACIÓN Y REMODELACIÓN DE LA PLAZA PRINCIPAL EN LA CABECERA MUNICIPAL, SALINAS VICTORIA, NUEVO LEÓN	7,500,000
RECINTO FERIAL, ARTESANAL, TURÍSTICO Y CULTURAL, LA DÁRSENA DE SAN FRANCISCO, CAMPECHE (PROGRAMA NACIONAL DE INFRAESTRUCTURA)	53,500,000
RECONSTRUCCIÓN DE BAÑOS, ESCUELA PRIMARIA JOAQUÍN H. SERVÍN ANDRADE C.C.T 30EPR1150D, FRANCISCO RIVERA ESQ. HONORATO JIMÉNEZ COL. OBRERO CAMPESINA , EN EL MUNICIPIO DE XALAPA, VERACRUZ DE IGNACIO DE LA LLAVE	466,468
RECONSTRUCCIÓN DE PLAZA PRINCIPAL, EN EL MUNICIPIO DE MARÍN, NUEVO LEÓN	3,000,000
RECUPERACIÓN DE BALUARTES EN SAN FRANCISCO DE CAMPECHE, CAMPECHE (PROGRAMA NACIONAL DE INFRAESTRUCTURA)	40,500,000



REHABILITACION DE ALUMBRADO PUBLICO EN EL MUNICIPIO DE HUEHUETOCA, PRIMERA ETAPA, EN EL ESTADO DE MÉXICO	20,000,000
REHABILITACIÓN DE AUDITORIO MULTIFUNCIONAL, EN EL MUNICIPIO DE SALINA CRUZ, OAXACA	18,000,000
REHABILITACIÓN DE CAMPO DEPORTIVO XIRI DEL MUNICIPIO DE TETEPANGO DEL ESTADO DE HIDALGO	1,044,683
REHABILITACIÓN DE CANCHA DE USOS MÚLTIPLES EN CABECERA MUNICIPAL	5,387,804
REHABILITACIÓN DE CANCHA DEPORTIVA BUGAMBILIAS, COL. JARDÍN MANGOS, EN EL MUNICIPIO DE ACAPULCO DE JUÁREZ, EN GUERRERO	1,200,000
REHABILITACIÓN DE CANCHA POLIVALENTE ZARAGOZA, EN EL MUNICIPIO DE HUALAHUISES, NUEVO LEÓN	1,500,000
REHABILITACIÓN DE CANCHAS DEPORTIVAS EN EL MUNICIPIO DE MANZANILLO, COLIMA	15,000,000
REHABILITACIÓN DE CENTRO DE SALUD COMUNITARIO T-I, SAN JOSÉ ACULCO, EN LA DELEGACIÓN IZTAPALAPA, DISTRITO FEDERAL	4,000,000
REHABILITACIÓN DE ESPACIO PÚBLICO SAN JAVIER, EN EL MUNICIPIO DE GUANAJUATO, GUANAJUATO	2,000,000
REHABILITACIÓN DE ESPACIOS EDUCATIVOS EN COMUNIDADES RURALES DE TEPETONGO, ZACATECAS	250,000
REHABILITACIÓN DE ESPACIOS EDUCATIVOS EN COMUNIDADES RURALES DE ZACATECAS, ZACATECAS	500,000
REHABILITACIÓN DE ESPACIOS EDUCATIVOS EN COMUNIDADES RURALES, EN EL MUNICIPIO DE CONCEPCIÓN DEL ORO, ZACATECAS	250,000
REHABILITACIÓN DE ESPACIOS EDUCATIVOS EN COMUNIDADES RURALES, EN EL MUNICIPIO DE MAZAPIL, ZACATECAS	250,000
REHABILITACIÓN DE ESPACIOS EDUCATIVOS EN EL MUNICIPIO DE MORELOS, ZACATECAS	250,000
REHABILITACIÓN DE LA CANCHA DE LA TELESECUNDARIA JUAN RUIZ DE ALARCÓN, TEHUILOTEPEC, TAXCO DE ALARCÓN, GUERRERO	3,000,000
REHABILITACIÓN DE LA CANCHA DEPORTIVA INVONAVIT ALTA PROGRESO, COL. ALTA PROGRESO, EN EL MUNICIPIO DE ACAPULCO DE JUÁREZ, EN GUERRERO	1,500,000
REHABILITACIÓN DE LA DEPORTIVA MUNICIPAL EN LA COLONIA OBREGÓN, EN EL MUNICIPIO DE MANUEL DOBLADO, GUANAJUATO	3,000,000
REHABILITACIÓN DE LA UNIDAD DEPORTIVA EN SANTO TOMÁS DE HUATZINDEO, EN EL MUNICIPIO DE SALVATIERRA, GUANAJUATO	4,470,000
REHABILITACIÓN DE LA UNIDAD DEPORTIVA FRANCISCO A. CÁRDENAS (2 ETAPA), EN EL MUNICIPIO DE ABASOLO, NUEVO LEÓN	3,000,000
REHABILITACIÓN DE LA UNIDAD DEPORTIVA. 1A ETAPA, EN EL MUNICIPIO DE APASEO EL GRANDE, GUANAJUATO	3,000,000
REHABILITACIÓN DE LA UNUDAD DEPORTIVA LIBERTAD	3,000,000
REHABILITACIÓN DE LOS PARQUES GUADIANA Y SAHUATOBA, EN EL MUNICIPIO DE DURANGO, DURANGO	50,000,000
REHABILITACIÓN DE PARQUE GRANDE DE BEISBOL, CALLE ALMADA, UNIDAD DEPORTIVA, FCO. I. MADERO, EN EL MUNICIPIO DE EL CARMEN, NUEVO LEÓN	3,000,000
REHABILITACIÓN DE PLAZA DE GALLOS, EN EL MUNICIPIO DE LEÓN, GUANAJUATO	5,000,000
REHABILITACIÓN DE PLAZA PÚBLICA EN MARFIL, EN EL MUNICIPIO DE GUANAJUATO, GUANAJUATO	2,600,000
REHABILITACIÓN DEL CENTRO COMUNITARIO DE SAN LORENZO, EN EL MUNICIPIO DE BUENAVENTURA, CHIHUAHUA	2,161,257
REHABILITACIÓN DEL CENTRO CULTURAL VITO ALESSIO ROBLES, EN EL MUNICIPIO DE SALTILLO, COAHUILA DE ZARAGOZA	5,000,000
REHABILITACIÓN DEL CENTRO DE EDUCACIÓN AMBIENTAL Y RECREATIVO RODOLFO LANDEROS GALLEGOS DE LA CIUDAD DE AGUASCALIENTES	40,000,000
REHABILITACIÓN DEL CENTRO RECREATIVO DE SANTIAGO JUXTLAHUACA	5,000,000
REHABILITACIÓN DEL ESTADIO DE FUTBOL DE VETERANOS ANTONINO ARCINIEGA MUÑOZ EN LA COLONIA RANCHERÍA EN STA. ROSALIA MUNICIPIO DE MULEGÉ, BAJA CALIFORNIA SUR	10,000,000
REHABILITACIÓN DEL ESTAMPADO DE LA PLAZA OCAMPO, CENTRO DE SANTIAGO	3,184,302
REHABILITACIÓN DEL INSTITUTO OAXAQUEÑO DE LAS ARTESANIAS	2,000,000
REHABILITACIÓN DEL MALECÓN CULIACÁN, PARQUE LAS RIBERAS, EN EL MUNICIPIO DE CULIACÁN, SINALOA	65,720,454
REHABILITACIÓN DEL PARQUE MUNICIPAL, EN EL MUNICIPIO DE HEROICA CIUDAD DE EJUTLA DE CRESPO, OAXACA	2,963,584
REHABILITACIÓN DEL SEDEM, 2A. ETAPA, EN EL MUNICIPIO DE SAN CRISTÓBAL DE LAS CASAS, CHIAPAS	70,000,000



REHABILITACIÓN DEL TEATRO DE LA CIUDAD, EN EL MUNICIPIO DE MEOQUI, CHIHUAHUA	1,500,000
REHABILITACIÓN DEL TEATRO MORELOS, EN EL MUNICIPIO DE TOLUCA, ESTADO DE MÉXICO	150,000,000
REHABILITACIÓN INTEGRAL DEL MÓDULO DE SANITARIOS DE NIÑOS Y NIÑAS DEL JARDÍN DE NIÑOS BERTHA VON GLUMER. CERRO DE LOS LEONES S/N, EN EL MUNICIPIO DE GUANAJUATO, GUANAJUATO	300,000
REHABILITACIÓN Y AMPLIACIÓN DE 4 AULAS CON DIMENSIONES 4 M. X 3M C/U, C.C.T 30DPR1056Z, ESCUELA PRIMARIA MATUTINA BENITO JUÁREZ GARCÍA, PROLONGACIÓN ACUEDUCTO NO. 250, EN EL MUNICIPIO DE XALAPA, VERACRUZ DE IGNACIO DE LA LLAVE	278,368
REHABILITACIÓN Y CONSTRUCCIÓN DE UNIDAD DEPORTIVA EN EL MUNICIPIO DE OCAMPO EN MICHOACÁN	4,500,000
REHABILITACIÓN Y EQUIPAMIENTO DE CANCHA DE FUTBOL: ALUMBRADO, MALLA CICLÓNICA, GRADAS Y COLOCACIÓN DE PASTO SINTÉTICO, COL. OJO DE AGUA, EN EL MUNICIPIO DE SAN MARTÍN TEXMELUCAN, PUEBLA	1,000,000
REHABILITACIÓN Y EQUIPAMIENTO DE CANCHA DE FUTBOL: ALUMBRADO, MALLA CICLÓNICA, GRADAS Y COLOCACIÓN DE PASTO SINTÉTICO, EN DOMINGO ARENAS, EN EL MUNICIPIO DE TLAHUAPAN, PUEBLA	1,350,000
REHABILITACIÓN Y EQUIPAMIENTO DE CANCHA DE FUTBOL: ALUMBRADO, MALLA CICLÓNICA, GRADAS Y COLOCACIÓN DE PASTO SINTÉTICO, SAN LUCAS EL GRANDE, EN EL MUNICIPIO DE SAN SALVADOR EL VERDE, PUEBLA	1,150,000
REHABILITACIÓN Y EQUIPAMIENTO DE CANCHA DE FUTBOL: ALUMBRADO, MALLA CICLÓNICA, GRADAS Y COLOCACIÓN DE PASTO SINTÉTICO, SANTA MARÍA MOYOTZINGO, EN EL MUNICIPIO DE SAN MARTÍN TEXMELUCAN, PUEBLA	1,150,000
REHABILITACIÓN Y EQUIPAMIENTO DE UNIDAD DEPORTIVA DE CAMINO REAL NORTE, BASQUETBALL: TABLEROS, GRADAS, BAÑOS. HABILITACIÓN DE CANCHA DE FUTBOL SOCCER, SAN BALTAZAR, EN EL MUNICIPIO DE SAN MARTÍN TEXMELUCAN, PUEBLA	1,350,000
REHABILITACIÓN Y EQUIPAMIENTO DEL CENTRO ESTATAL DE DEPORTES DE COMBATE "CEDECOM", 2A.ETAPA, EN EL MUNICIPIO DE SANTA LUCÍA DEL CAMINO, OAXACA	1,000,000
REHABILITACIÓN Y MANTENIMIENTO A 6 MERCADOS DE LA DELEGACIÓN VENUSTIANO CARRANZA, ETAPA 1, DISTRITO FEDERAL	15,000,000
REHABILITACIÓN Y MANTENIMIENTO DENTRO DEL DEPORTIVO, REMODELACIÓN DE CANCHAS DE BASQUETBOL, FUTBOL, EN CHIAUTZINGO, PUEBLA	1,000,000
REHABILITACIONES DE BAÑOS EN ESCUELA ESTATAL 3032 , EN EL MUNICIPIO DE CAMARGO, CHIHUAHUA, EN EL MUNICIPIO DE CAMARGO, CHIHUAHUA	100,000
REHABILITACIONES DE BAÑOS EN ESCUELA BENITO JUAREZ 2320, EN EL MUNICIPIO DE CAMARGO, CHIHUAHUA, EN EL MUNICIPIO DE CAMARGO, CHIHUAHUA	100,000
REHABILITACIONES DE BAÑOS EN ESCUELA CUTLAHUAC 2334 , EN EL MUNICIPIO DE CAMARGO, CHIHUAHUA, EN EL MUNICIPIO DE CAMARGO, CHIHUAHUA	100,000
REHABILITACIONES DE BAÑOS EN ESCUELA EDMUNDO PORRAS FIERRO "2212" , EN EL MUNICIPIO DE CAMARGO, CHIHUAHUA, EN EL MUNICIPIO DE CAMARGO, CHIHUAHUA	100,000
REHABILITACIONES DE BAÑOS EN ESCUELA FRANCISCO I. MADERO , EN EL MUNICIPIO DE CAMARGO, CHIHUAHUA, EN EL MUNICIPIO DE CAMARGO, CHIHUAHUA	100,000
REHABILITACIONES DE BAÑOS EN ESCUELA GREGORIO M. SOLIS 2315 , EN EL MUNICIPIO DE CAMARGO, CHIHUAHUA, EN EL MUNICIPIO DE CAMARGO, CHIHUAHUA	100,000
REHABILITACIONES DE BAÑOS EN ESCUELA JAIME TORRES BODET CLAVE 08DPR0815J, EN EL MUNICIPIO DE CAMARGO, CHIHUAHUA, EN EL MUNICIPIO DE CAMARGO, CHIHUAHUA	100,000
REHABILITACIONES DE BAÑOS EN ESCUELA LUIS DONALDO COLOSIO , EN EL MUNICIPIO DE CAMARGO, CHIHUAHUA, EN EL MUNICIPIO DE CAMARGO, CHIHUAHUA	100,000
REHABILITACIONES DE BAÑOS EN ESCUELA MELCHOR OCAMPO 2900 , EN EL MUNICIPIO DE CAMARGO, CHIHUAHUA, EN EL MUNICIPIO DE CAMARGO, CHIHUAHUA	100,000
REHABILITACIONES DE BAÑOS EN ESCUELA SECUNDARIA ESTATAL 3063 , EN EL MUNICIPIO DE CAMARGO, CHIHUAHUA, EN EL MUNICIPIO DE CAMARGO, CHIHUAHUA	100,000
REHABILITACIONES DE BAÑOS EN ESCUELA SECUNDARIA TECNICA 35 , EN EL MUNICIPIO DE CAMARGO, CHIHUAHUA, EN EL MUNICIPIO DE CAMARGO, CHIHUAHUA	100,000
REHABILITACIONES DE BAÑOS EN ESCUELA TELESECUNDARIA 6086 ORTEGUEÑO, EN EL MUNICIPIO DE CAMARGO, CHIHUAHUA, EN EL MUNICIPIO DE CAMARGO, CHIHUAHUA	100,000
REHABILITACIONES DE BAÑOS EN ESCUELA TELESECUNDARIA DE LA ERAMADA , EN EL MUNICIPIO DE CAMARGO, CHIHUAHUA, EN EL MUNICIPIO DE CAMARGO, CHIHUAHUA	100,000
REHABILITACIONES DE BAÑOS EN ESCUELA VALENTIN GOMEZ FARIAS 2348 , EN EL MUNICIPIO DE CAMARGO, CHIHUAHUA, EN EL MUNICIPIO DE CAMARGO, CHIHUAHUA	100,000
REHABILITAR EL CENTRO DE DESARROLLO INFANTIL "LUISA SÁENZ DE BARANDA", BENITO JUÁREZ (TEQUEX), EN EL MUNICIPIO DE TLALNEPANTLA DE BAZ, MÉXICO	400,000
REHABILITAR LA ESTANCIA INFANTIL "ÁNGEL MARÍA GARIBAY QUINTANA", XOCOYAHUALCO, EN EL MUNICIPIO DE TLALNEPANTLA DE BAZ, MÉXICO	500,000

REMODELACIÓN DE CAMPO DE BÉISBOL EN CABECERA MUNICIPAL, EN EL MUNICIPIO DE OJOCALIENTE, ZACATECAS	3,181,518
REMODELACIÓN DE CAMPO DE BEISOL PROFESIONAL SAINAPUCHI, EN EL MUNICIPIO DE NONOAVA, CHIHUAHUA	4,426,150
REMODELACIÓN DE CANCHA DE FÚTBOL MARGARITA MAZA DE JUÁREZ EN JOSEFA ORTÍZ DE DOMÍNGUEZ, ESQUINA CON CALLE JUAN ALDAMA COLONIA MARGARITA MAZA DE JUÁREZ, EN EL MUNICIPIO DE ATIZAPÁN DE ZARAGOZA, MÉXICO	7,000,000
REMODELACIÓN DE ESPACIO DEPORTIVO, COL. RINCON DEL CARMEN, EN EL MUNICIPIO DE EL CARMEN, EN NUEVO LEÓN	1,500,000
REMODELACIÓN DE GIMNASIO AUDITORIO, PERTENECIENTE AL MUNICIPIO DE LÓPEZ EN CABECERA MUNICIPAL, CHIHUAHUA	4,000,000
REMODELACIÓN DE LA PLAZA 18 DE MARZO EN LA COLONIA LÁZARO CÁRDENAS EN EL MUNICIPIO DE CADEREYTA JIMÉNEZ, NUEVO LEÓN	1,511,560
REMODELACIÓN DE LA PLAZA EN PANINDÍCUARO, EN EL MUNICIPIO DE PANINDÍCUARO, MICHOACÁN DE OCAMPO	4,000,000
REMODELACIÓN DE LOS EDIFICIOS DEL CETIS 33 "CARLOS MARÍA DE BUSTAMANTE" CVE. ESCUELA 09DCT0034P, DISTRITO FEDERAL	2,000,000
REMODELACIÓN DE TEATRO MUNICIPAL VENUSTIANO CARRANZA, EN EL MUNICIPIO DE BUSTAMANTE, NUEVO LEÓN	3,000,000
REMODELACIÓN DEL AUDITORIO DEL CENTRO DE SALUD T-III "DR. MANUEL PESQUERÍA" UBICADO EN LA C. SUR 16 S/N COLONIA AGRÍCOLA ORIENTAL, DISTRITO FEDERAL	1,500,000
REMODELACIÓN DEL AUDITORIO MUNICIPAL "HEROES DE SINALOA" CABECERA MUNICIPAL, EN EL MUNICIPIO DE GUASAVE, SINALOA	8,000,000
REMODELACIÓN DEL ESTADIO "DR. JUAN NAVARRO ESCOTO", EN LA CIUDAD DE LOS MOCHIS, MUNICIPIO DE AHOME, SINALOA	12,000,000
REMODELACIÓN DEL PARQUE DE SOFTBOL "5 DE MAYO" EN LA COLONIA 5 DE MAYO, EN EL MUNICIPIO DE BUSTAMANTE, NUEVO LEÓN	2,000,000
REMODELACIÓN E INTERVENCIÓN DE LA PRESIDENCIA MUNICIPAL, EN EL MUNICIPIO DE GUANACEVÍ, DURANGO	1,500,000
REMODELACIÓN INTEGRAL DEL DEPORTIVO MIGUEL HIDALGO Y DEPORTIVO ANÁHUAC, EN LA DELEGACIÓN MIGUEL HIDALGO, DISTRITO FEDERAL	10,565,000
REMODELACIÓN Y EQUIPAMIENTO DE UNIDAD DEPORTIVA COLONIA SAN ANTONIO, EN EL MUNICIPIO DE LINARES, NUEVO LEÓN, EN EL MUNICIPIO DE LINARES, NUEVO LEÓN	48,609,697
RENOVACIÓN DE SERVICIOS SANITARIOS, JARDÍN DE NIÑOS LÁZARO CÁRDENAS DEL RÍO C.C.T 30DJN3347M, AV. DE LA REPUBLICA S/N COL. BADILLO, EN EL MUNICIPIO DE XALAPA, VERACRUZ DE IGNACIO DE LA LLAVE	466,467
REORDENAMIENTO DE LA INFRAESTRUCTURA DE LAS INSTALACIONES FENAZA, ZACATECAS, ZACATECAS	70,000,000
RESTAURACIÓN DEL TEMPLO DE SAN JUAN BAUTISTA, UBICADO EN CEDROS, MUNICIPIO DE MAZAPIL, ZACATECAS	1,200,000
SEGUNDA ETAPA DE CONSTRUCCIÓN DE MANATARIO EN EL MUNICIPIO DE CATAZAJA	16,000,000
SEGUNDA ETAPA DE LA CONSTRUCCIÓN DE CANCHAS DE FUTBOL EN LA UNIDAD DEPORTIVA ORIENTE EN LA COLONIA INFONAVIT 4TO. SECTOR EN EL MUNICIPIO DE SANTIAGO, NUEVO LEÓN	4,000,000
SEGUNDA ETAPA DE LA CONSTRUCCIÓN DE LA PLAZA PÚBLICA EN LA COLONIA RAÚL CABALLERO, EN EL MUNICIPIO DE ALLENDE, NUEVO LEÓN	2,500,000
SEGUNDA ETAPA DE LA CONSTRUCCIÓN Y REHABILITACIÓN DE LA CANCHA DE FUTBOL DE LA UNIDAD DEPORTIVA LOS FIERROS EN EL MUNICIPIO DE SANTIAGO, NUEVO LEÓN	784,300
TEATRO DE LA CD. DE LOS MOCHIS, EN EL MUNICIPIO DE AHOME, SINALOA	125,000,000
TECHADO COLEGIO DE BACHILLERES EMSAD PLANTEL AHUACUOTZINGO CLAVE 12EMS0001B, AHUACOTZINGO, GUERRERO	1,000,000
TECHADO DE CANCHA DE BASQUETBOL, GIMNASIO Y JUEGOS INFANTILES EN CUAJINICUILAPA, GUERRERO	5,000,000
TECHADO DE CANCHA DE USOS MÚLTIPLES EN EL COLEGIO BACHILLERES DE CHIAPAS PLANTEL 60, EN LARRÁINZAR, EN EL ESTADO DE CHIAPAS	1,492,530
TECHADO DE CANCHA DE USOS MÚLTIPLES EN LA ESCUELA PRIMARIA "MANUEL ÁVILA CAMACHO", EN LARRÁINZAR, EN EL ESTADO DE CHIAPAS	1,492,526
TECHADO DE CANCHA DE USOS MÚLTIPLES EN LA ESCUELA PRIMARIA AQUILES SERDÁN, EN EL MUNICIPIO DE SALVATIERRA, GUANAJUATO	2,200,000
TECHADO DE CANCHA DE USOS MÚLTIPLES EN LA ESCUELA SECUNDARIA #57, EN LARRÁINZAR, EN EL ESTADO DE CHIAPAS	1,492,526
TECHADO DE CANCHA DE USOS MULTIPLES, COL. NAVIDAD DE LLANO LARGO, EN EL MUNICIPIO DE	1,200,000



ACAPULCO DE JUÁREZ, EN GUERRERO	
TECHADO DE CANCHA DE USOS MULTIPLES, COL. NUEVO PUERTO MARQUÉZ, EN EL MUNICIPIO DE ACAPULCO DE JUÁREZ, EN GUERRERO	1,200,000
TECHADO DE LA CANCHA MUNICIPAL CENTRAL DE LA AGENCIA MUNICIPAL DE LA VENTOSA; EN LA CIUDAD DE JUCHITÁN DE ZARAGOZA, OAXACA	804,010
TECHADO DE PLAZA CÍVICA EN LA ESCUELA SECUNDARIA TÉCNICA NÚMERO 57, EN EL MUNICIPIO DE SALVATIERRA, GUANAJUATO	1,800,000
TECHADO EN LA ESCUELA JOSÉ MARÍA MORELOS Y PAVÓN CLAVE: 12DPB0441X LOCALIDAD: CUAUTOLOLO MPIO. DE COPANATOYAC, GUERRERO	1,000,000
TECHADO ESCUELA PRIMARIA VICENTE GUERRERO CLAVE 12DPR2646E LOCALIDAD TRAPICHE VIEJO, AHUACUOTZINGO, GUERRERO	1,000,000
TECHO DE CONCRETO PARA 6 AULAS, ESCUELA PRIMARIA AGUSTÍN GARCÍA FIGUEROA, C.C.T 30EPR1169B, CARRETERA NACIONAL S/N COL. 21 DE MARZO, EN EL MUNICIPIO DE XALAPA, VERACRUZ DE IGNACIO DE LA LLAVE	200,448
TECHUMBRE DE LA CANCHA PRINCIPAL DE LA POBLACIÓN (LA CALERA), EN EL MUNICIPIO DE ACAPULCO DE JUÁREZ, EN GUERRERO	1,000,000
TECHUMBRE Y CANCHA DE USOS MÚLTIPLES, EN EL MUNICIPIO DE LOS ALDAMAS, NUEVO LEÓN	2,000,000
UNIDAD DEPORTIVA (SEGUNDA ETAPA), EN EL MUNICIPIO DE SANTIAGO IXCUINTLA, NAYARIT	20,000,000
UNIDAD DEPORTIVA CHACTEMAL, EN EL MUNICIPIO DE OTHÓN P. BLANCO, QUINTANA ROO	60,000,000
UNIDAD DEPORTIVA COLONIA FORJADORES, SOLIDARIDAD, QUINTANA ROO	15,000,000
UNIDAD DEPORTIVA EN COLOTEPEC EN AYUTLA, GUERRERO	3,000,000
VELARIAS EN EL PARQUE FUNDIDORA	20,000,000
PARQUE CENTRAL XOCHIPILLI TERCERA SECCIÓN, SEGUNDA ETAPA, GUANAJUATO	10,000,000
PARQUE DE LOS CIERVOS EN LA COLONIA ZONA ESMERALDA, ATIZAPÁN DE ZARAGOZA, ESTADO DE MÉXICO	29,603,438
11ETV0585T. SUSTITUCIÓN DE 5 AULAS, 1 DIRECCIÓN, 1 AULA DE USOS MÚLTIPLES Y BARDA PERIMETRAL DE LA ESCUELA TELESECUNDARIA UBICADA EN LA COMUNIDAD DE IBARRILLA, GUANAJUATO	4,000,000
REHABILITACIÓN DE LA PLAZA DE LA DELEGACIÓN SANTA TERESA, JALISCO	1,500,000
REHABILITACIÓN DE LA PLAZA DE LA COFRADIA DE LA LUZ, JALISCO	1,500,000
REHABILITACIÓN DE LA PLAZA DE AGUA CALIENTE, JALISCO	1,000,000
INFRAESTRUCTURA EN ESCUELA SECUNDARIA TÉCNICA 9, JALISCO	1,000,000
CONSTRUCCIÓN DE CANCHA DE FUTBOL 7, SONORA	3,500,000
REHABILITACIÓN UNIDAD DEPORTIVA "LOS SAGREROS", MICHOACÁN DE OCAMPO	1,000,000
CONSTRUCCIÓN DE LA NUEVA UNIDAD DEPORTIVA MUNICIPAL "REAL DE GUANACEVÍ" (SEGUNDA ETAPA), DURANGO	12,938,914
CONSTRUCCIÓN DE PISTA DE ATLETISMO DE SIETE CARRILES (4 ML), DURANGO	13,822,607
CONSTRUCCIÓN DE UNIDAD DEPORTIVA "LAS NIEVES" (SEGUNDA ETAPA), DURANGO	7,372,102
CONSTRUCCIÓN DE UNIDAD DEPORTIVA "OCAMPO" (SEGUNDA ETAPA), DURANGO	3,668,577
CONSTRUCCIÓN DE UNIDAD DEPORTIVA "TORREON DE CAÑAS", DURANGO	2,999,996
CONSTRUCCIÓN DE DOMO Y GRADAS EN CANCHA DEPORTIVA ENCINO DE LA PAZ, DURANGO	1,097,792
CONSTRUCCIÓN DE UNIDAD DEPORTIVA ORESTES PEREIRA, DURANGO	2,027,209
1 ERA ETAPA PARA LA CONSTRUCCIÓN DEL GIMNASIO PARA LAS DISCIPLINAS DE COMBATE EN TIJUANA (COLONIA MARIANO MATAMOROS), BAJA CALIFORNIA	10,000,000
CONSTRUCCIÓN DE CENTRO CULTURAL AL NORORIENTE DE HERMOSILLO, SONORA	5,000,000
CONSTRUCCIÓN DE CENTRO CULTURAL AL NORTE DE HERMOSILLO, SONORA	5,000,000
INFRAESTRUCTURA SOCIAL, DEPORTIVA, FUENTES DE BALVANERA, GUANAJUATO	2,000,000
INFRAESTRUCTURA DEPORTIVA, GUANAJUATO	3,000,000
REHABILITACIÓN DE GIMNASIO DE LA UNIDAD DEPORTIVA DE CIUDAD MORELOS, BAJA CALIFORNIA	3,000,000
REHABILITACIÓN DE UNIDAD DEPORTIVA DE CIUDAD GUADALUPE VICTORIA, BAJA CALIFORNIA	2,000,000
REMODELACIÓN DE UNIDAD DEPORTIVA LÁZARO CÁRDENAS, SONORA	4,000,000
REHABILITACIÓN DE CANCHAS Y CONSTRUCCIÓN DE GIMNASIO AL AIRE LIBRE INFONAVIT MORELOS, AGUASCALIENTES	2,500,000
REHABILITACIÓN DE PARQUE INFANTIL CABECERA MUNICIPAL DE CALVILLO, AGUASCALIENTES	2,000,000
REHABILITACIÓN DE UNIDAD DEPORTIVA JALTICHE DE ARRIBA, AGUASCALIENTES	2,000,000
CONSTRUCCIÓN UNIDAD DEPORTIVA SAN MARTÍN I ETAPA, SAN LUIS POTOSÍ	5,000,000

ELECTRIFICACIÓN DE LA COLONIA FRANCISCO ZERTUCHE, NUEVO LEÓN	4,000,000
CONSTRUCCIÓN DE BIBLIOTECA Y KIOSCO CIBERNÉTICO EN COLONIA LA HUASTECA, NUEVO LEÓN	3,200,000
CONSTRUCCIÓN DE BIBLIOTECA Y KIOSCO CIBERNÉTICO EN COLONIA LOS PORTALES, NUEVO LEÓN	3,200,000
CONSTRUCCIÓN DE BIBLIOTECA Y KIOSCO CIBERNÉTICO EN COLONIA SAN HUMBERTO, NUEVO LEÓN	3,200,000
CONSTRUCCIÓN DE PARQUE DEPORTIVO 029729, SONORA	10,000,000
CONSTRUCCIÓN DE ESPACIOS DEPORTIVOS EN LA ITESCA 029686, SONORA	15,000,000
RESTAURACIÓN DE LAS BÓVEDAS DEL TEMPLO DE NUESTRA SEÑORA DE LA MERCED, PUEBLA	405,000
MODERNIZACIÓN DEL ARCHIVO MUNICIPAL DEL AYUNTAMIENTO DE ATLIXCO, PUEBLA	1,296,114
CONSTRUCCIÓN DE CASA CULTURAL LAS CUEVAS, TLAXCALA	3,000,000
CONSTRUCCIÓN DE CASA DE MÚSICA Y CORREDOR CULTURAL , MÉXICO	20,000,000
INFRAESTRUCTURA MUNICIPAL (CASA DEL ARTESANO), MÉXICO	3,000,000
INFRAESTRUCTURA EN LA ANTIGUA ESTACIÓN DE FERROCARRIL COMO MUSEO, GUANAJUATO	1,000,000
CONSTRUCCIÓN DE LA CASA DE LA CULTURA DE SALAMANCA, GUANAJUATO	2,000,000
INFRAESTRUCTURA MUNICIPAL (BIBLIOCONTENEDOR - BIBLIOTECA DIGITAL EN CONTENEDOR MARÍTIMO), MICHOACÁN DE OCAMPO	1,298,886
CONSTRUCCIÓN DE AULA EN MATAMOROS, TAMAULIPAS	385,775
REHABILITACIÓN DE UNIDAD DEPORTIVA Y CONSTRUCCCIÓN DE POLIDEPORTIVO Y DE USOS MÚLTIPLES, PRIMERA ETAPA, EN LA CABECERA DEL MUNICIPIO DE CHIMALTITÁN, JALISCO	2,000,000
UNIDAD DEPORTIVA EN EL FRACCIONAMINETO MAGISTERIAL, JALISCO	1,000,000
CONSTRUCCIÓN DE EXPLANADA PRINCIPAL XALTIPAN ETAPA II, TLAXCALA	6,000,000
CANCHA DE USOS MÚLTIPLES EN PRIMARIA JUSTO SIERRA, ZACATECAS	300,000
GIMNASIO MUNICIPAL, ZACATECAS	2,500,000
REHABILITACIÓN DE CANCHA DE FUTBOL EN SANTA MARÍA DE LA PAZ, ZACATECAS	3,329,474
CONSTRUCCIÓN DE TECUHMBRE EN CANCHA DE USOS MÚLTIPLES DE LA UNIDAD DEPORTIVA, ZACATECAS	931,636
"HABILITACIÓN DE CANCHA DE FUTBOL EN EL PARQUE RECREATIVO LAGUNA DEL FAISÁN", ZACATECAS	750,000
"CONSTRUCCIÓN DE DOMO MULTIFUNCIONAL EN LA TELESECUNDARIA LAURO G. CALOCA DE LA LOCALIDAD DE MILPILLAS DE ALLENDE", ZACATECAS	450,000
"CONSTRUCCIÓN DE DOMO EN JARDÍN DE NIÑOS ESTEFANÍA RODRÍGUEZ EN CABECERA MUNICIPAL DE TEÚL DE GONZÁLES ORTEGA", ZACATECAS	350,000
"CONSTRUCCIÓN DE DOMO EN SECUNDARIA CUAUHTÉMOC DE LA CABECERA MUNICIPAL", ZACATECAS	450,000
"CONSTRUCCIÓN DE DOMO EN JARDÍN DE NIÑOS JOSÉ ISABEL FLORES DE LA CABECERA MUNICIPAL DE TEÚL DE GONZÁLES ORTEGA", ZACATECAS	350,000
ILUMINACIÓN DEL CENTRO HISTÓRICO DE LA CABECERA MUNICIPAL DE TEÚL DE GONZÁLES ORTEGA, ZACATECAS	2,000,000
CONSTRUCCIÓN DE CANCHA DE FÚTBOL RÁPIDO EN LA CABECERA MUNICIPAL DE GENARO CODINA, ZACATECAS	1,188,201
CONSTRUCCIÓN DE 4 GIMNASIOS, CHIHUAHUA	6,000,000
CONSTRUCCIÓN DE DOMO EN LA PREPARATORIA PARTICULAR DEL MAGISTERIO DE TEMORIS, CHIHUAHUA	1,068,313
CONSTRUCCIÓN DE UNIDAD DEPORTIVA, CHIHUAHUA	4,000,000
SALÓN DE USOS MÚLTIPLES "LAJITA DE PALMIRA" PRIMERA ETAPA, CHIHUAHUA	2,500,000
CONSTRUCCIÓN GIMNASIO SAN FRANCISCO, CHIHUAHUA	5,000,000
CONSTRUCCIÓN DE AUDITORIO Y USOS MÚLTIPLES "SAN FRANCISCO" EN LA CALLE LAS QUINTAS ENTRE CARRETERA FRISCO Y CALLE ESTADIO, CHIHUAHUA	5,829,508
TECHUMBRE CANCHA "ESCUELA MARTÍN LÓPEZ", CHIHUAHUA	811,850
LIENZO CHARRO EN "LA NORIA", CHIHUAHUA	1,450,000
RECONSTRUCCIÓN "TEMPLO SAN JUAN BAUTISTA", CHIHUAHUA	700,000
CONSTRUCCIÓN DE DOMO EN LA "ESCUELA IGNACIO VALENZUELA" DEL MAGISTERIO, CHIHUAHUA	1,068,313
CONSTRUCCIÓN DE DOMO EN LA ESCUELA SECUNDARIA ESTATAL "PRAXEDIS GINER" #3052, CHIHUAHUA	1,068,313
CONSTRUCCIÓN DE GIMNASIO DE USOS MÚLTIPLES, CHIHUAHUA	4,500,000
RECINTO CULTURAL "ASCENSIÓN", CHIHUAHUA	3,000,000
RECUPERACIÓN Y REFORESTACIÓN DEL AREA "CIUDAD INFANTIL", CHIHUAHUA	3,500,000

CONSTRUCCIÓN DE JARDINERAS URBANAS EN LA CABECERA MUNICIPAL DE HUEJOTITÁN, CHIHUAHUA	990,000
CONSTRUCCIÓN CENTRO CULTURAL "DUBLAN", CHIHUAHUA	3,000,000
RAMAL NORTE, EN EL ESTADO DE SONORA	50,000,000
INFRAESTRUCTURA EDUCATIVA, SONORA	110,000,000
INFRAESTRUCTURA DEPORTIVA, SONORA	110,000,000
MODERNIZACIÓN, AMPLIACIÓN Y COMPLEMENTACIÓN EN ESTACIÓN GARCÍA, BAJA CALIFORNIA	50,000,000
REHABILITACIÓN DE CENTRO DE SALUD EN COLONIA FILIBERTO SAGRERO, NUEVO LEÓN	1,800,000
PRESA RETENEDORA DE AZOLVES EN COLONIA BOSQUES DEL VALLE, NUEVO LEÓN	36,000,000
REHABILITACIÓN PLAZA LAS RANAS, NUEVO LEÓN	10,000,000
PARQUE LINEAL CANDILES DE CHABACANO A SANTA SOFÍA, QUERÉTARO	2,600,000
PARQUE LINEAL PROLONGACIÓN ZARAGOZA DE AVENIDA CANDILES AL BATAN EN CORREGIDORA, QUERÉTARO	3,800,000
ELECTRIFICACIÓN VARIAS CALLES DE LA COMUNIDAD, QUERÉTARO	2,500,000
TECHUMBRE ESCUELA PRIMARIA MAXIMO ROJAS, TLAXCALA	500,000
TECHUMBRE ESCUELA SECUNDARIA TECNICA NO. 7, TLAXCALA	500,000
TECHUMBRE ESCUELA PRIMARIA GUSTAVO DIAZ ORDAZ, TLAXCALA	500,000
TECHUMBRE CECYTE NO 22 EL ROSARIO, TLAXCALA	500,000
TECHUMBRE ESCUELA TELESECUNDARIA TIERRA Y LIBERTAD , TLAXCALA	500,000
CONSTRUCCIÓN DE COMEDOR ESCUELA "JUAN B. TIJERINA" DEL POBLADO ANÁHUAC, TAMAULIPAS	600,000
REHABILITACIÓN CABECERA MUNICIPAL DE IXMIQUILPAN, HIDALGO	300,000
PROYECTOS DE PAVIMENTACIÓN E INFRAESTRUCTURA DE VIALIDAD VEHICULAR Y PEATONAL	**5,970,379,808**
ADOQUINAMIENTO DE CALLE 2 ORIENTE ENTRE CALLE 16 NORTE Y AVILA CAMACHO PRIMERA ETAPA, EN EL MUNICIPIO DE ESPERANZA, EN PUEBLA	1,400,000
ADOQUINAMIENTO DE LA CALLE ALVARO OBREGÓN ENTRE LA CALLE 20 NORTE Y ACCESO AL PERIFERICO EN LA JUNTA AUXILIAR DE SANTIAGO MOMOXPAN. PRIMERA ETAPA, EN EL MUNICIPIO DE SAN PEDRO CHOLULA, EN PUEBLA	3,000,000
AMPLIACIÓN A 12.00 M. DEL CAMINO: TEAPA - TACOTALPA, TRAMO: PUENTE "PUYACATENGO" - TECNOLÓGICO, DEL KM. 1+870 AL KM. 4+400, EN EL MUNICIPIO DE TEAPA, TABASCO	27,500,000
AMPLIACIÓN A 12.00 M. DEL CAMINO: TEAPA - TACOTALPA, TRAMO: TEAPA - PUENTE "PUYACATENGO", DEL KM. 0+000 AL KM. 1+820, EN EL MUNICIPIO DE TEAPA, TABASCO	25,300,000
AMPLIACIÓN DE PUENTE VEHICULAR EN CARRETERA FEDERAL VILL ALTA-TEPETITLA, SOBRE RÍO ATOYAC, TLAXCALA	14,900,000
AMPLIACIÓN PUENTE MACHADO, EN EL MUNICIPIO DE PLAYAS DE ROSARITO, BAJA CALIFORNIA	60,000,000
APLICACIÓN DE CONCRETO ASFÁLTICO EN CALLES DE LA CABECERA MUNICIPAL DE MIGUEL AUZA, EN EL MUNICIPIO DE MIGUEL AUZA, ZACATECAS	9,400,000
APLICACIÓN DE CONCRETO ASFÁLTICO EN LAS LOCALIDADES DE EMILIO CARRANZA, MANANTIAL DE LA HONDA Y TIERRA GENEROSA, EN EL MUNICIPIO DE MIGUEL AUZA, ZACATECAS	4,000,000
APLICACIÓN DE CONCRETO HIDRÁULICO EN CALLES DE LA CABECERA MUNICIPAL DE MIGUEL AUZA, EN EL MUNICIPIO DE MIGUEL AUZA, ZACATECAS	4,300,000
APLICACIÓN DE PAVIMENTO HIDRÁULICO EN LAS LOCALIDADES DE 20 DE NOVIEMBRE Y MIGUEL ALEMÁN, EN EL MUNICIPIO DE MIGUEL AUZA, ZACATECAS	2,800,000
ASFALTADO EN DIVERSAS CALLES DE LA DELEGACIÓN LA MAGDALENA CONTRERAS, DISTRITO FEDERAL	2,000,000
BACHEO Y PAVIMENTACIÓN DE CALLES EN EL ESTADO DE MÉXICO	200,000,000
BOULEVARD DE ACCESO PONIENTE, EN EL MUNICIPIO DE BENITO JUÁREZ, ZACATECAS	5,749,770
BOULEVARD DE LA ZONA METROPOLITANA DE CUERNAVACA, MORELOS	200,000,000
CALLE CAMINO A SANTA CLARA, EN EL MUNICIPIO DE JONACATEPEC, MORELOS, EN EL MUNICIPIO DE JONACATEPEC, MORELOS	2,000,000
CALLE INDEPENDENCIA EN LA LOCALIDAD DE TLACOACHISTLAHUACA, GUERRERO	1,300,000
CALLE PROLONGACIÓN MADERO, EN EL MUNICIPIO DE JONACATEPEC, MORELOS, EN EL MUNICIPIO DE JONACATEPEC, MORELOS	2,000,000
CAMINO E.C. (ATICAMA - MATANCHEN) - LA PALMA - LA BAJADA, EN EL MUNICIPIO DE SAN BLAS, NAYARIT	4,000,000
CAMINO EL CORA - PALAPITAS , EN EL MUNICIPIO DE XALISCO, NAYARIT	10,000,000
CARRETERA CACALUTÁN - IXTLÁN DEL RIO 1A ETAPA, EN EL MUNICIPIO DE IXTLÁN DEL RÍO, NAYARIT	16,600,000
CARRETERA SAN LUCAS, EN EL MUNICIPIO DE BENITO JUÁREZ, ZACATECAS	2,760,783



CIRCUITO NAUCALPAN, LA PERLA, CHILPANCINGO, EN EL MUNICIPIO DE TULTITLÁN ESTADO DE MÉXICO	50,000,000
CONSERVACIÓN MAYOR DE AMATLÁN DE CAÑAS - YERBABUENA, EN EL MUNICIPIO DE AMATLÁN DE CAÑAS, NAYARIT	8,000,000
CONSERVACIÓN MAYOR DEL CAMINO ARENA CORA DE ACCESO AL ESTADIO ARENA CORA CANTERA-ESTADIO Y ENTRONQUE CAMICHIN-ESTADIO, EN EL MUNICIPIO DE TEPIC, NAYARIT	8,500,000
CONSERVACIÓN MAYOR DEL CAMINO: ZACUALPAN-IXTAPA DE LA CONCEPCIÓN, EN EL MUNICIPIO DE COMPOSTELA, NAYARIT	20,000,000
CONSTRUCCIÓN ARCO DE ACCESO EN CARRETERA FEDERAL, OJOCALIENTE, ZACATECAS	1,500,000
CONSTRUCCIÓN DE 1A ETAPA DE MALECÓN, PLAYA DE ROSARITO, BAJA CALIFORNIA	70,000,000
CONSTRUCCIÓN DE CAMINO A LA PRESA CORRINCHIS CON EMPEDRADO ECOLÓGICO Y HUELLA DE CONCRETO EN EL MUNICIPIO DE MASCOTA, JALISCO	4,900,000
CONSTRUCCIÓN DE CANCHA DE USOS MÚLTIPLES EN EL MUNICIPIO DE SINANCHÉ, YUCATÁN	3,000,000
CONSTRUCCIÓN DE CARPETA ASFÁLTICA EN CALLE ALTAMIRANO, EN EL MUNICIPIO DE SAN FELIPE, GUANAJUATO	1,000,200
CONSTRUCCIÓN DE CARRETERA EL FUERTE-CHINOBAMPO, EN EL MUNICIPIO DE EL FUERTE, SINALOA	16,000,000
CONSTRUCCIÓN DE COMEDOR EN ESCUELA IGNACIO ZARAGOZA DEL MUNICIPIO DE COXCATLÁN DEL ESTADO DE PUEBLA	565,200
CONSTRUCCIÓN DE GIMNASIO POLIFUNCIONAL EN DOS NIVELES DE HALTEROFILIA (LEVANTAMIENTO DE PESAS) Y SALÓN DE ESGRIMA UBICADO EN LA CIUDAD DEPORTIVA DE LA COL. PRIMERO DE MAYO, EN EL MUNICIPIO DE CENTRO, TABASCO	18,050,000
CONSTRUCCIÓN DE GUARNICIONES Y BANQUETAS EN DIVERSAS COLONIAS DEL PERIMETRO DELEGACIONAL, EN ÁLVARO OBREGÓN, DISTRITO FEDERAL	10,000,000
CONSTRUCCIÓN DE GUARNICIONES, BANQUETAS, PAVIMENTO DE CONCRETO HIDRÁULICO, REHABILITACIÓN DEL SISTEMA DE AGUA POTABLE DEL DRENAJE SANITARIO Y DEL PLUVIAL DE LA AVENIDA 5 DE MAYO (PRIMERA ETAPA), EN EL MUNICIPIO DE SAN JUAN BAUTISTA TUXTEPEC, OAXACA	18,000,000
CONSTRUCCIÓN DE LA PUERTA NORTE AL ESTADO DE AGUASCALIENTES, SEGUNDA ETAPA	20,000,000
CONSTRUCCIÓN DE LA PUERTA ORIENTE AL ESTADO DE AGUASCALIENTES	25,000,000
CONSTRUCCIÓN DE LA PUERTA SUR AL ESTADO DE AGUASCALIENTES, SEGUNDA ETAPA	10,000,000
CONSTRUCCIÓN DE LIGA BOULEVARD SHARP-CENTRO DE CONVENCIONES DE PLAYAS DE ROSARITO, EN EL MUNICIPIO DE PLAYAS DE ROSARITO, BAJA CALIFORNIA	60,000,000
CONSTRUCCIÓN DE PASO SUPERIOR EN BUCERÍAS (O MEZCALES), EN EL MUNICIPIO DE BAHÍA DE BANDERAS, NAYARIT	94,000,000
CONSTRUCCIÓN DE PASO SUPERIOR VEHICULAR (PSV) ENTRONQUE CIRCUITO INTERIOR CARLOS PELLICER CÁMARA - CARRETERA MIGUEL HIDALGO (HOSPITAL JUAN GRAHAM), EN EL MUNICIPIO DE CENTRO, TABASCO	70,000,000
CONSTRUCCIÓN DE PASO SUPERIOR VEHICULAR (PSV) ENTRONQUE CIRCUITO INTERIOR CARLOS PELLICER CÁMARA - CARRETERA RIO VIEJO (SORIANA SAN JOAQUÍN), EN EL MUNICIPIO DE CENTRO, TABASCO	70,000,000
CONSTRUCCIÓN DE PAVIMENTO A BASE DE CONCRETO ASFÁLTICO, BANQUETAS Y GUARNICIONES DE LA CALLE LERDO DE TEJADA EN LA CABECERA MUNICIPAL "CAL" DEL MUNICIPIO DE ZITÁCUARO EN EL ESTADO DE MICHOACÁN	2,703,020
CONSTRUCCIÓN DE PAVIMENTO A BASE DE CONCRETO HIDRÁULICO EN LA CALLE "PORFIRIO DÍAZ" DE LA CABECERA MUNICIPAL DE SANTA MARÍA TLALIXTAC, OAXACA	2,000,000
CONSTRUCCIÓN DE PAVIMENTO A BASE DE CONCRETO HIDRÁULICO EN LA CALLE HIDALGO DE LA CABECERA MUNICIPAL DE SAN ANTONIO NANAHUATÍPAM, OAXACA	2,000,000
CONSTRUCCIÓN DE PAVIMENTO A BASE DE CONCRETO HIDRÁULICO EN LA CALLE ONOFRE JIMÉNEZ Y CALLE MORELOS EN LA CABECERA MUNICIPAL DE CHIQUIHUITLÁN DE BENITO JUÁREZ, OAXACA	1,500,000
CONSTRUCCIÓN DE PAVIMENTO A BASE DE CONCRETO HIDRÁULICO EN LA CALLE PALO VERDE EN LA CABECERA MUNICIPAL DE SANTA MARÍA IXCATLÁN, OAXACA	1,000,000
CONSTRUCCIÓN DE PAVIMENTO A BASE DE CONCRETO HIDRÁULICO EN LA CALLE PRINCIPAL CENTRO EN LA CABECERA MUNICIPAL DE SANTIAGO TEXCALCINGO, OAXACA	2,000,000
CONSTRUCCIÓN DE PAVIMENTO CON CONCRETO HIDRÁULICO DE LA CALLE 10 ORIENTE ENTRE AV. AVILA CAMACHO Y AV. REFORMA, EN EL MUNICIPIO DE ESPERANZA, PUEBLA	5,000,000
CONSTRUCCIÓN DE PAVIMENTO CON CONCRETO HIDRÁULICO EN CALLE BATALLA DE ZACATECAS, EN CABECERA MUNICIPAL , EN EL MUNICIPIO DE LORETO, ZACATECAS	6,382,446
CONSTRUCCIÓN DE PAVIMENTO CON CONCRETO HIDRÁULICO EN CALLE MELCHOR OCAMPO, EN CABECERA MUNICIPAL, EN EL MUNICIPIO DE LORETO, ZACATECAS	3,594,091
CONSTRUCCIÓN DE PAVIMENTO DE CONCRETO HIDRÁULICO EN CALLE CUAHUTÉMOC, MUNICIPIO FRANCISCO Z. MENA, PUEBLA	6,000,000



CONSTRUCCIÓN DE PAVIMENTO DE CONCRETO HIDRÁULICO EN LA CALLE FCO. I. MADERO EN LA CABECERA MUNICIPAL DE LOS CONOS, EN EL MUNICIPIO DE EL LLANO, AGUASCALIENTES	2,500,000
CONSTRUCCIÓN DE PAVIMENTO DE CONCRETO HIDRAÚLICO, AV. EJÉRCITO NACIONAL, COL. SANTA ELENA, EN EL MUNICIPIO DE RINCÓN DE ROMOS, AGUASCALIENTES	2,300,000
CONSTRUCCIÓN DE PAVIMENTO DE CONCRETO HIDRÁULICO, AV. RUTA DE LA PLATA (ENTRE ÁLVARO OBREGÓN Y CARR. 22), RINCÓN DE ROMOS	5,000,000
CONSTRUCCIÓN DE PAVIMENTO HIDRÁULICO DE LAS CALLES MELCHOR OCAMPO, CUAUHTÉMOC Y GUADALUPE VICTORIA DE LA CABECERA MUNICIPAL, EN EL MUNICIPIO DE HUEYAPAN DE OCAMPO, VERACRUZ DE IGNACIO DE LA LLAVE	5,000,000
CONSTRUCCIÓN DE PAVIMENTO HIDRÁULICO EN ANDADOR C. EUSTOLIO BECERRA Y 16 DE SEPTIEMBRE EN COL. CENTRO DEL MUNICIPIO DE AJACUBA, HIDALGO	2,498,819
CONSTRUCCIÓN DE PAVIMENTO HIDRÁULICO EN LA CALLE 20 DE NOVIEMBRE (BOULEVARD) ENTRE CARRETERA TRANSÍSMICA Y CALLE PESCADORES DE LA COLONIA ESTERO DEL PANTANO, MUNICIPIO DE COSOLEACAQUE, VERACRUZ DE IGNACIO DE LA LLAVE, ETAPA 1	3,400,000
CONSTRUCCIÓN DE PAVIMENTO HIDRÁULICO Y GUARNICIONES EN EL CALLEJÓN BENITO JUÁREZ, BARRIO CUARTO DE LA CABECERA MUNICIPAL, EN COSOLEACAQUE, VERACRUZ DE IGNACIO DE LA LLAVE	664,504
CONSTRUCCIÓN DE PAVIMENTO HIDRAÚLICO, AV. 20 DE NOVIEMBRE, MAGISTERIAL II, EN EL MUNICIPIO RINCÓN DE ROMO, AGUASCALIENTES	2,700,000
CONSTRUCCIÓN DE PAVIMENTO HIDRÁULICO, DEL CALLEJÓN MIGUEL ALEMÁN ENTRE LÁZARO CÁRDENAS Y NIÑO PERDIDO DEL BARRIO PRIMERO DE LA CABECERA MUNICIPAL, EN COSOLEACAQUE, VERACRUZ DE IGNACIO DE LA LLAVE	932,871
CONSTRUCCIÓN DE PAVIMENTO HIDRÁULICO, GUARNICIONES Y BANQUETAS DE LA CALLE MORELOS ENTRE CALLES BENITO JUÁREZ Y EMILIANO ZAPATA DE LA COLONIA LA ESPERANZA EN EL MUNICIPIO DE COSOLEACAQUE, VERACRUZ DE IGNACIO DE LA LLAVE, PRIMERA ETAPA	2,281,400
CONSTRUCCIÓN DE PAVIMENTO HIDRÁULICO, GUARNICIONES Y BANQUETAS EN LA CALLE BENITO JUÁREZ ENTRE NICOLAS BRAVO Y FRANCISCO I. MADERO DE LA COL. NUEVO CENTRO DE POBLACIÓN, MUNICIPIO DE COSOLEACAQUE, VERACRUZ DE IGNACIO DE LA LLAVE	2,984,569
CONSTRUCCIÓN DE PAVIMENTO HIDRÁULICO, GUARNICIONES Y BANQUETAS EN LA CALLE GUADALUPE VICTORIA ENTRE LA CALLE H. GALEANA Y M. HIDALGO EN EL BARRIO SEGUNDO DE LA LOC. DE COACOTLA, MUNICIPIO DE COSOLEACAQUE, VERACRUZ	3,259,246
CONSTRUCCIÓN DE PAVIMENTO HIDRÁULICO, GUARNICIONES Y BANQUETAS EN LA CALLE MARTÍN ALOR ENTRE LA CALLE H. GALEANA Y M. HIDALGO EN EL BARRIO SEGUNDO DE LA LOC. DE COACOTLA, MUNICIPIO DE COSOLEACAQUE, VER.	1,740,754
CONSTRUCCIÓN DE PAVIMENTO HIDRÁULICO, GUARNICIONES Y BANQUETAS EN LA CALLE VENUSTIANO CARRANZA, ENTRE ÁLVARO OBREGÓN Y PORFIRIO DÍAZ, EN COSOLEACAQUE, VERACRUZ DE IGNACIO DE LA LLAVE	3,136,656
CONSTRUCCIÓN DE PROLONGACIÓN AVENIDA CARLOS ADRIÁN AVILES TRAMO EJERCITO LIBERTADOR - CARR. A SOTO LA MARINA (SEGUNDA ETAPA), EN EL MUNICIPIO DE VICTORIA, TAMAULIPAS	28,000,000
CONSTRUCCIÓN DE PUENTE DE CONCRETO, EN EL CAMINO: R/A. CUMUAPA 1RA. SECCIÓN - LA RATONERA, KM. 3+700, EN EL MUNICIPIO DE CUNDUACÁN, TABASCO	10,530,000
CONSTRUCCIÓN DE PUENTE DE CONCRETO, EN EL KM. 1+680, DEL CAMINO: OXOLOTÁN - TOMÁS GARRIDO, EN EL MUNICIPIO DE TACOTALPA, TABASCO	6,500,000
CONSTRUCCIÓN DE PUENTE EL CHARCON, EN EL MUNICIPIO DE BADIRAGUATO, SINALOA	3,000,000
CONSTRUCCIÓN DE PUENTE LOS RATONES, EN EL MUNICIPIO DE VALPARAÍSO, ZACATECAS	1,500,000
CONSTRUCCIÓN DE PUENTE PEATONAL EN LA CARRETERA A ZUAZUA A LA ALTURA DE REAL DE PALMAS	4,000,000
CONSTRUCCIÓN DE PUENTE PEATONAL Y ÁREA DE ACENSO Y DESCENSO DE ESCUELA EN LA CARRETERA PIE DE LA CUESTA KM 6 CBETIS, EN EL MUNICIPIO DE ACAPULCO DE JUÁREZ, EN GUERRERO	2,000,000
CONSTRUCCIÓN DE PUENTE SAN BENITO, EN EL MUNICIPIO DE MOCORITO, SINALOA	8,000,000
CONSTRUCCIÓN DE PUENTE VADO DE VIRGEN DE GUADALUPE, EN LA CABECERA MUNICIPAL, MUNICIPIO DE MANUEL BENAVIDES, CHIHUAHUA	1,500,000
CONSTRUCCIÓN DE PUENTE VADO LA AGÜITA, EN LA CABECERA MUNICIPAL, MUNICIPIO DE MANUEL BENAVIDES, CHIHUAHUA	1,500,000
CONSTRUCCIÓN DE PUENTE VEHICULAR "EL ESPINAL", EN EL MUNICIPIO DE VILLA DE TAMAZULÁPAM DEL PROGRESO, OAXACA	4,000,000
CONSTRUCCIÓN DE PUENTE VEHICULAR CORRALES EN CABECERA MUNICIPAL, MUNICIPIO DE LÓPEZ, CHIHUAHUA	6,000,000
CONSTRUCCIÓN DE PUENTE VEHÍCULAR DE CONCRETO "PUYACATENGO", EN EL CAMINO: TEAPA - TACOTALPA, KM. 1+820, EN EL MUNICIPIO DE TEAPA, TABASCO	18,000,000

CONSTRUCCIÓN DE PUENTE VEHÍCULAR DE CONCRETO ARMADO "TIERRA COLORADA I", EN EL CAMINO: VILLAHERMOSA - NACAJUCA, KM. 0+000, EN EL MUNICIPIO DE CENTRO, TABASCO	70,000,000
CONSTRUCCIÓN DE PUENTE VEHICULAR EN LA CALLE PUNTA LA ANGUSTURA ENTRE LAS CALLES AVE. CENTRAL Y AVE. ALAMAX, PARALELO A LA CALLE PASEOS DEL SOL EN LA COLONIA PUNTA ORIENTE DEL MUNICIPIO CHIHUAHUA, CHIHUAHUA	4,000,000
CONSTRUCCIÓN DE PUENTE VEHICULAR EN LA COMUNIDAD DE ADJUNTAS EN EL MUNICIPIO DE VILLANUEVA, ZACATECAS	1,500,000
CONSTRUCCIÓN DE PUENTE VEHÍCULAR MIXTO, DEL CAMINO: POB. AYAPA - SOYATACO, KM. 1+100 (SECTOR ENSENADA), DEL ESTADO DE TABASCO	4,785,500
CONSTRUCCIÓN DE PUENTE VEHICULAR MONTE ALTO, EN EL MUNICIPIO DE ROSARIO, SINALOA	15,000,000
CONSTRUCCIÓN DE PUENTE VEHICULAR, EN EL MUNICIPIO DE VILLANUEVA, ZACATECAS	4,181,000
CONSTRUCCIÓN DE TERRACERÍAS, OBRAS DE DRENAJE, PAVIMENTO Y SEÑALAMIENTO DEL CAMINO E.C. ZACATECAS/GUADALAJARA - REMUDADERO DE ARRIBA, TRAMO DEL KM. 0+400 AL KM. 1+400, REMUDADERO DE ARRIBA, EN EL MUNICIPIO DE TABASCO, ZACATECAS	2,176,213
CONSTRUCCIÓN DE TRAMO CARRETERO DE 1700M. DE ENTRONQUE CAMINO SILTEPEC AL EJIDO RODEO, EN EL MUNICIPIO DE SILTEPEC, CHIAPAS	3,500,000
CONSTRUCCIÓN DE TRAMO PORVENIR- EL RODEO, 0+000 AL KM 6+000 DE UN TOTAL DE 9.8KM (EL PALMAR GRANDE), EN EL MUNICIPIO DE SILTEPEC, CHIAPAS	3,500,000
CONSTRUCCIÓN DEL BOULEVARD NIÑOS HEROES ACCESO A LA CABECERA MUNICIPAL (SINALOA DE LEYVA), EN EL MUNICIPIO DE SINALOA, SINALOA	10,000,000
CONSTRUCCIÓN DEL CIRCUITO VIAL SANTA ROSA, EN EL MUNICIPIO DE ATENCO, MÉXICO	8,000,000
CONSTRUCCIÓN DEL MALECÓN DEL MUELLE EN LA PEÑITA DE JALTEMBA, SEGUNDA ETAPA. MALECÓN "LA PEÑITA", EN EL MUNICIPIO DE COMPOSTELA, NAYARIT	9,000,000
CONSTRUCCIÓN DEL PAVIMENTO HIDRAÚLICO, TRAMO 1, CIRCUITO DE DONGU, EN EL MUNICIPIO DE CHAPA DE MOTA, EN MÉXICO	1,500,000
CONSTRUCCIÓN DEL PUENTE VEHICULAR DE LA CALLE RÍO FRÍO, SOBRE RÍO SAN MARCOS, EN EL MUNICIPIO DE VICTORIA, TAMAULIPAS	30,000,000
CONSTRUCCIÓN DEL VIADUCTO EMBLEMÁTICO TUCHTLÁN, EN EL MUNICIPIO DE TUXTLA GUTIÉRREZ, CHIAPAS	150,000,000
CONSTRUCCIÓN Y EQUIPAMIENTO DE POZO, TANQUE ELEVADO Y RAMAL ELÉCTRICO, LOCALIDAD CERRO CONCHA, EN EL MUNICIPIO DE SANTA MARÍA JACATEPEC, OAXACA	1,890,350
EMPEDRADO DE CALLES: ARTURO B. DE LA GARZA, 5 DE MAYO Y MIRADOR EN LA CABECERA MUNICIPAL, GALEANA, NUEVO LEÓN	1,728,996
INCORPORACIÓN VIAL DE LA AVENIDA LÓPEZ MATEOS SUR AL CIRCUITO METROPOLITANO SUR (GLORIETA BANUS), MUNICIPIO DE TLAJOMULCO DE ZÚÑIGA, JALISCO	14,165,890
INFAESTRUCTURA URBANA CENTRO HISTÓRICO, INCLUYE PAVIMENTACIÓN CON CONCRETO HIDRÁULICO DE CALLES ALEDAÑAS, INSTALACIÓN DE MOBILIARIO URBANO Y ALUMBRADO PÚBLICO EN LA CABECERA MUNICIPAL DE MANUEL BENAVIDES, CHIHUAHUA	3,960,000
INFRAESTRUCTURA MUNICIPAL (RUTA DE LA LUZ DE ATLIXCO)	2,000,000
INFRAESTRUCTURA VIAL EN DELICIAS, CHIHUAHUA	2,300,000
INFRAESTRUCTURA VIAL EN EL ESTADO DE HIDALGO	50,000,000
INFRAESTRUCTURA VIAL EN EL ESTADO DE MICHOACÁN DE OCAMPO	300,000,000
INFRAESTRUCTURA Y VIALIDADES EN EL MUNICIPIO DE LA YESCA, EN EL MUNICIPIO DE LA YESCA, NAYARIT	10,000,000
MODERNIZACIÓN AVENIDA 20 DE NOVIEMBRE, EN EL MUNICIPIO DE DURANGO, DURANGO	80,000,000
MODERNIZACIÓN DE ACCESO VIAL A SOTO LA MARINA, TAMAULIPAS	21,334,806
MODERNIZACIÓN DE AVENIDA CUAUHTÉMOC, EN APIZACO, TLAXCALA	77,000,000
MODERNIZACIÓN DE AVENIDA INDEPENDENCIA, EN APIZACO Y YAUHQUEMEHCAN, TLAXCALA	30,000,000
MODERNIZACIÓN DEL CAMINO A LA COMUNIDAD DE JIMÉNEZ - E.C. APASEO EL ALTO - JERECUARO, EN EL MUNICIPIO DE APASEO EL ALTO, GUANAJUATO	6,000,000
MODERNIZACIÓN DEL TRAMO CARRETERO TIJUANA-PLAYAS DE ROSARITO, EN EL MUNICIPIO DE TIJUANA, BAJA CALIFORNIA	19,000,000
MODERNIZACIÓN Y AMPLIACIÓN DEL CAMINO KM 142+500 E.C. (TUXTEPEC - JALAPA DE DÍAZ) -ARROYO MANANTIAL - LOMA DE CEDRO IV SECCIÓN, TRAMO DEL KM 0+000 AL KM 13+040, SUBTRAMO DEL KM 3+840 AL KM 13+040, 1A. ETAPA, EN EL MUNICIPIO DE SAN LUCAS OJITLÁN, OAXACA	8,000,000
NODO VIAL, AV. 20 DE NOVIEMBRE Y PROLONGACIÓN PASEO DE LOS HÉROES Y SUS AFECTACIONES, EN EL MUNICIPIO DE TIJUANA, BAJA CALIFORNIA	91,000,000
PAVIMENTACIÓN A BASE DE CARPETA ASFÁLTICA Y CONSTRUCCIÓN DE BANQUETAS EN LA AVENIDA	10,509,506



MÉXICO DESDE LA AV. LAS PALMAS HASTA LA AV. FEDERACIÓN DEL CADENAMIENTO 0+000.00 AL 1+500.00 EN LA COLONIA LAS MOJONERAS, EN EL MUNICIPIO DE PUERTO VALLARTA, JALISCO	
PAVIMENTACIÓN A BASE DE CARPETA ASFÁLTICA Y CONSTRUCCIÓN DE BANQUETAS EN LA CALLE PASEO DEL MARLIN DESDE LA CALLE PASEO DE LA VIENA HASTA EL PUENTE RÍO PITILLAL EN LA COLONIA LAS GAVIOTAS, EN EL MUNICIPIO DE PUERTO VALLARTA, JALISCO	15,332,976
PAVIMENTACIÓN A BASE DE CARPETA ASFÁLTICA Y CONSTRUCCIÓN DE BANQUETAS EN LA CALLE PEZ VELA DESDE LA CALLE PASEO DEL MARLIN HASTA LA CALLE CAUCHO EN LA COLONIA LOS DELFINES, EN EL MUNICIPIO DE PUERTO VALLARTA, JALISCO	6,261,914
PAVIMENTACIÓN A BASE DE CONCRETO HIDRÁULICO DE LA CALLE CAMPESINO EN EL PARAJE LA AURORA	11,500,000
PAVIMENTACIÓN A BASE DE CONCRETO HIDRÁULICO EN CALLES DE LA COLONIA CRISTO REY, 1RA. ETAPA, EN EL MUNICIPIO DE SAN AGUSTÍN ETLA, OAXACA	9,000,000
PAVIMENTACIÓN A BASE DE CONCRETO HIDRÁULICO EN DIVERSAS CALLES DE LA CABECERA MUNICIPAL, SAN JUAN BAUTISTA COIXTLAHUACA, OAXACA	1,500,000
PAVIMENTACIÓN A BASE DE CONCRETO HIDRÁULICO EN LA CALLE HUATULCO EN SECTO U2 (COCOA), EN EL MUNICIPIO DE SANTA MARÍA HUATULCO, OAXACA	2,500,000
PAVIMENTACIÓN A BASE DE CONCRETO HIDRÁULICO EN LA CALLE PÍPILA, CABECERA MUNICIPAL, TARIMORO, GUANAJUATO	2,929,400
PAVIMENTACIÓN A BASE DE CONCRETO HIDRÁULICO EN LA COMUNIDAD CERRO CHINO, EN EL MUNICIPIO DE SANTA MARÍA HUATULCO, OAXACA	2,500,000
PAVIMENTACIÓN A BASE DE MEZCLA ASFÁLTICA EN EL MUNICIPIO DE CUNDUACÁN, EN TABASCO	10,000,000
PAVIMENTACIÓN ASFÁLTICA DE 3 KMS EN EL CAMINO SANTA MARÍA DE LA PAZ A SAN MIGUEL TEPETITLÁN, EN EL MUNICIPIO DE SANTA MARÍA DE LA PAZ, ZACATECAS	6,000,000
PAVIMENTACIÓN ASFÁLTICA DEL CAMINO CAPULÍN DE LOS RUIZ CIENEGA DE ROOM KM 3+00 AL 5+00 EN EL MUNICIPIO DEL MONTE ESCOBEDO DEL ESTADO DE ZACATECAS	3,000,000
PAVIMENTACIÓN ASFÁLTICA EN EL CAMINO PRINCIPAL DE LA RANCHERÍA MEDELLÍN Y MADERO 3RA. SECCIÓN, MUNICIPIO DE CENTRO, TABASCO	16,905,000
PAVIMENTACIÓN ASFÁLTICA EN EL CAMINO PRINCIPAL DE LA RANCHERÍA MEDELLÍN Y MADERO 4TA. SECCIÓN, MUNICIPIO DE CENTRO, TABASCO	12,250,000
PAVIMENTACIÓN CALLE BENITO JUÁREZ, ATENANGO DEL RIO, ATENANGO DEL RIO, GUERRERO	800,000
PAVIMENTACIÓN CALLE MADERO, EN JONACATEPEC, EN EL ESTADO DE MORELOS	2,000,000
PAVIMENTACIÓN CON ADOCRETO, CALLE DE LAS FLORES XALCALTZINCO, EN EL MUNICIPIO DE TEPEYANCO, TLAXCALA	1,500,000
PAVIMENTACIÓN CON CONCRETO HIDRÁULICO DE LA AV. MELCHOR OCAMPO EN EL MUNICIPIO DE TLAXCOAPAN, HIDALGO, PRIMERA ETAPA "CAL"	2,000,000
PAVIMENTACIÓN CON CONCRETO HIDRÁULICO DE VARIAS CALLES DE LA CABECERA MUNICIPAL "CAL" DEL MUNICIPIO DE SAN FRANCISCO TETLANOHCAN DEL ESTADO DE TLAXCALA	800,000
PAVIMENTACIÓN CON CONCRETO HIDRÁULICO DE VARIAS CALLES EN LA CABECERA MUNICIPAL "CAL" DEL MUNICIPIO DE SANTA CRUZ QUILEHTLA DEL ESTADO DE TLAXCALA	700,000
PAVIMENTACIÓN CON CONCRETO ASFÁLTICO DE 5 CM EN DIVERSAS CALLES DE LA COLONIA EJIDO SUR, EN EL MUNICIPIO DE SOLIDARIDAD, QUINTANA ROO	5,000,000
PAVIMENTACIÓN CON CONCRETO ASFÁLTICO DE 5 CMS EN CALLES DE LA COLONIA BELLAVISTA EN LA CIUDAD DE PLAYA DEL CARMEN, EN EL MUNICIPIO DE SOLIDARIDAD, QUINTANA ROO	6,000,000
PAVIMENTACIÓN CON CONCRETO ASFÁLTICO DE 5 CMS EN LA COL. EL PEDREGAL, SOLIDARIDAD, QUINTANA ROO	8,000,000
PAVIMENTACIÓN CON CONCRETO ASFÁLTICO DE 5CMS DE CALLES EN LA COLONIA EL PEDREGAL EN LA CIUDAD DE PLAYA DEL CARMEN, EN EL MUNICIPIO DE SOLIDARIDAD, QUINTANA ROO	14,000,000
PAVIMENTACIÓN CON CONCRETO ASFÁLTICO DE CIM EN DIVERSAS CALLES DE LA COL. EJIDAL SUR-4, SOLIDARIDAD, QUINTANA ROO	7,500,000
PAVIMENTACIÓN CON CONCRETO ASFÁLTICO DE LA CALLE PRINCIPAL DE LA ESTACIÓN, JIMÉNEZ, MICHOACÁN DE OCAMPO	1,500,000
PAVIMENTACIÓN CON CONCRETO ASFÁLTICO DEL CAMINO A CALPAN ENTRE CALLE PABLO AGUILAR Y CARRETERA ESTATAL A SAN ANDRÉS CALPAN, EN EL MUNICIPIO DE SAN PEDRO CHOLULA, PUEBLA	6,597,039
PAVIMENTACIÓN CON CONCRETO ASFÁLTICO, GUARNICIONES DE CONCRETO Y BANQUETAS DE ADOCRETO DE CALLE EMILIANO ZAPATA EN LA COMUNIDAD DE LA TIJERA, EN EL MUNICIPIO DE APASEO EL ALTO, GUANAJUATO	2,226,630
PAVIMENTACIÓN CON CONCRETO ASFALTO DE 5 CM EN DIVERSAS CALLES DE LA COL. EJIDAL SUR-3, SOLIDARIDAD, QUINTANA ROO	7,500,000
PAVIMENTACIÓN CON CONCRETO HIDRÁULICO , EN EL MUNICIPIO DE SANTA MARÍA CHILCHOTLA, OAXACA	2,500,000
PAVIMENTACIÓN CON CONCRETO HIDRÁULICO , EN EL MUNICIPIO DE SANTO DOMINGO ARMENTA,	2,500,000



OAXACA	
PAVIMENTACIÓN CON CONCRETO HIDRAÚLICO CALLE EL ENCINO (CALLE DEL ISSTE), EN EL MUNICIPIO DE OCUITUCO, MORELOS, EN EL MUNICIPIO DE OCUITUCO, MORELOS	667,909
PAVIMENTACIÓN CON CONCRETO HIDRÁULICO CALLE JARDÍN DE NIÑOS, COMUNIDAD EL CUATRO, JIMÉNEZ, MICHOACÁN DE OCAMPO	500,000
PAVIMENTACIÓN CON CONCRETO HIDRÁULICO CALLE MORELOS, JIMÉNEZ, MICHOACÁN DE OCAMPO	2,000,000
PAVIMENTACIÓN CON CONCRETO HIDRÁULICO CALLE PRINCIPAL HACIENDA VIEJA, EN LA LOCALIDAD DE HACIENDA VIEJA, EN EL MUNICIPIO DE SANTA MARÍA HUATULCO, EN OAXACA	2,000,000
PAVIMENTACIÓN CON CONCRETO HIDRÁULICO CALLE TLACOATZINGO, EN OCUITUCO, EN EL ESTADO DE MORELOS	2,000,000
PAVIMENTACIÓN CON CONCRETO HIDRAULICO CERRADA FELIPE BERRIOZABAL, EN EL MUNICIPIO DE OCUITUCO, MORELOS, EN EL MUNICIPIO DE OCUITUCO, MORELOS	498,742
PAVIMENTACIÓN CON CONCRETO HIDRÁULICO DE CALLE PRINCIPAL EN LA LOCALIDAD DE CAXITEPEC, ATLIXTAC, GUERRERO	3,000,000
PAVIMENTACIÓN CON CONCRETO HIDRÁULICO DE CALLES DE LA CABECERA MUNICIPAL, EN EL MUNICIPIO DE PALENQUE, CHIAPAS	5,000,000
PAVIMENTACIÓN CON CONCRETO HIDRÁULICO DE CALLES EN LAS COMUNIDADES DE LA ASCENCIÓN, CUATLA, SANTA BÁRBARA ACUICUIZCATEPEC Y XALTOCAN, EN EL MUNICIPIO DE XALTOCAN, TLAXCALA	2,000,000
PAVIMENTACIÓN CON CONCRETO HIDRÁULICO DE LA AV. 16 DE SEPTIEMBRE ENTRE AV. HIDALGO Y ACCESO AL PANTEÓN MUNICIPAL, EN EL MUNICIPIO DE HUILOAPAN DE CUAUHTÉMOC, VERACRUZ DE IGNACIO DE LA LLAVE	3,140,606
PAVIMENTACIÓN CON CONCRETO HIDRÁULICO DE LA C. LUIS DONALDO COLOSIO, EN EL MUNICIPIO DE SAN MARTIN DEL ESTADO DE PUEBLA	3,987,233
PAVIMENTACIÓN CON CONCRETO HIDRÁULICO DE LA CALLE ACCESO A LA ESTACIÓN, COYUCA DE BENÍTEZ, GUERRERO	4,100,000
PAVIMENTACIÓN CON CONCRETO HIDRAÚLICO DE LA CALLE CAMINO A BENITO JUÁREZ, EN LA CABECERA MUNICIPAL, PRIMERA ETAPA, EN EL MUNICIPIO DE SANTA MARÍA HUATULCO, EN OAXACA	3,000,000
PAVIMENTACIÓN CON CONCRETO HIDRÁULICO DE LA CALLE CHAPULTEPEC, EN EL MUNICIPIO DE QUECHULTENANGO, GUERRERO	2,000,000
PAVIMENTACIÓN CON CONCRETO HIDRÁULICO DE LA CALLE CUAUHTÉMOC, EN LA LOCALIDAD DE TLANICUILULCO, EN EL MUNICIPIO DE QUECHULTENANGO, GUERRERO	1,000,000
PAVIMENTACIÓN CON CONCRETO HIDRÁULICO DE LA CALLE DE ACCESO AL PANTEÓN, BAJOS DEL EJIDO, COYUCA DE BENÍTEZ, GUERERRO	1,500,000
PAVIMENTACIÓN CON CONCRETO HIDRÁULICO DE LA CALLE FRANCISCO Y MADERO EN LA LOCALIDAD DE CERRO CHAPULTEPEC, EN EL MUNICIPIO DE SAN JOSÉ INDEPENDENCIA, OAXACA	2,000,000
PAVIMENTACIÓN CON CONCRETO HIDRÁULICO DE LA CALLE HUEHUECOYOTLA, LOCALIDAD DE HUEHUECOYOTLA, EN EL MUNICIPIO DE QUECHULTENANGO, GUERRERO	1,000,000
PAVIMENTACIÓN CON CONCRETO HIDRÁULICO DE LA CALLE ISRAEL NOGUEDA OTERO, COYUCA DE BENÍTEZ, GUERRERO	3,400,000
PAVIMENTACIÓN CON CONCRETO HIDRÁULICO DE LA CALLE MORELOS, EN EL MUNICIPIO DE QUECHULTENANGO, GUERRERO	3,000,000
PAVIMENTACIÓN CON CONCRETO HIDRÁULICO DE LA CALLE PRINCIPAL EN LA LOCALIDAD DE CACAHUATAL, EN EL MUNICIPIO DE SAN LUCAS OJITLÁN, OAXACA	3,000,000
PAVIMENTACIÓN CON CONCRETO HIDRÁULICO DE LA CALLE TIGRE DE LA CABECERA MUNICIPAL, EN EL MUNICIPIO DE SAN JUAN COLORADO, OAXACA	3,000,000
PAVIMENTACIÓN CON CONCRETO HIDRÁULICO DE LA CALLE UNIDAD GUERRERENCE, EN EL MUNICIPIO DE QUECHULTENANGO, GUERRERO	3,000,000
PAVIMENTACIÓN CON CONCRETO HIDRÁULICO DE VARIAS CALLES EN LA CABECERA MUNICIPAL DE ELOXOCHITLÁN DEL ESTADO DE HIDALGO	400,000
PAVIMENTACIÓN CON CONCRETO HIDRÁULICO DEL BLVD. PRINCIPAL DE GUADALUPE DE URES, EN EL MUNICIPIO DE URES, SONORA, EN EL MUNICIPIO DE URES, SONORA	5,000,000
PAVIMENTACIÓN CON CONCRETO HIDRÁULICO DEL CAMINO ATLACO (PRIMERA ETAPA) EN LA JUNTA AUXILIAR DE SANTIAGO MOMOXPAN, EN EL MUNICIPIO DE SAN PEDRO CHOLULA, EN PUEBLA	6,000,000
PAVIMENTACIÓN CON CONCRETO HIDRÁULICO EN AVE. FERNANDO MONTES DE OCA ENTRE BLVD. LÓPEZ PORTILLO HASTA BLVD. SAMUEL OCAÑA, EN EL MUNICIPIO DE PUERTO PEÑASCO, SONORA, EN EL MUNICIPIO DE PUERTO PEÑASCO, SONORA	13,774,310
PAVIMENTACIÓN CON CONCRETO HIDRÁULICO EN CALLE ALDAMA ENTRE CONTRERAS Y J. GARCÍA, EN EL MUNICIPIO DE URES, SONORA, EN EL MUNICIPIO DE URES, SONORA	941,568
PAVIMENTACIÓN CON CONCRETO HIDRÁULICO EN CALLE CERRO DE ORO, EN RAYÓN, EN EL ESTADO DE SONORA	1,680,770



PAVIMENTACIÓN CON CONCRETO HIDRÁULICO EN CALLE CUAUHTÉMOC ENTRE CONTRERAS Y J. GARCÍA, EN EL MUNICIPIO DE URES, SONORA, EN EL MUNICIPIO DE URES, SONORA	966,124
PAVIMENTACIÓN CON CONCRETO HIDRÁULICO EN CALLE INSURGENTES, EN EL MUNICIPIO DE SALVATIERRA, GUANAJUATO	900,000
PAVIMENTACIÓN CON CONCRETO HIDRÁULICO EN CALLE MORELOS ENTRE LAFONTAINE Y AV. ISLAS, EN URES, EN EL ESTADO DE SONORA	1,001,613
PAVIMENTACIÓN CON CONCRETO HIDRÁULICO EN CALLE NICOLÁS BRAVO, EN EL MUNICIPIO DE SALVATIERRA, GUANAJUATO	2,300,000
PAVIMENTACIÓN CON CONCRETO HIDRÁULICO EN CALLE PLUTARCO ELÍAS CALLES, EN DIVISADEROS, EN EL ESTADO DE SONORA	3,181,114
PAVIMENTACIÓN CON CONCRETO HIDRÁULICO EN CALLE UNIÓN GANADERA ENTRE ZARAGOZA Y LAFONTAINE, EN EL MUNICIPIO DE URES, SONORA, EN EL MUNICIPIO DE URES, SONORA	660,000
PAVIMENTACIÓN CON CONCRETO HIDRÁULICO EN CALLES: MATAMOROS, MÉXICO Y MORELOS, EN ONAVAS, EN EL ESTADO DE SONORA	1,496,263
PAVIMENTACIÓN CON CONCRETO HIDRÁULICO EN CALLES: NIÑOS HÉROES Y 16 DE SEPTIEMBRE, EN EL MUNICIPIO DE DIVISADEROS, SONORA, EN EL MUNICIPIO DE DIVISADEROS, SONORA	890,199
PAVIMENTACIÓN CON CONCRETO HIDRÁULICO EN CALLES: NUEVO LEÓN, ORTIZ, ABELARDO L. RODRÍGUEZ, NO REELECCIÓN Y CAMARGO, EN SUAQUI GRANDE, EN EL ESTADO DE SONORA	1,176,975
PAVIMENTACIÓN CON CONCRETO HIDRÁULICO EN LA CALLE ALLENDE EN LA CABECERA MUNICIPAL EN EL MUNICIPIO DE COJUMATLÁN DE RÉGULES, MICHOACÁN DE OCAMPO	6,000,000
PAVIMENTACIÓN CON CONCRETO HIDRÁULICO EN LA CALLE DE BENITO JUÁREZ, EN SAN LUCAS OJITLÁN, EN EL MUNICIPIO DE SAN LUCAS OJITLÁN, OAXACA	3,000,000
PAVIMENTACIÓN CON CONCRETO HIDRÀULICO EN LA LOCALIDAD EL ELOXOCHITLAN DEL MUNICIPIO DE ZACATLÁN DEL ESTADO DE PUEBLA	1,000,000
PAVIMENTACIÓN CON CONCRETO HIDRÁULICO EN VARIAS CALLES DE LA CABECERA MUNICIPAL DEL MUNICIPIO DE SAN LUCAS TECOPILCO EN EL ESTADO DE TLAXCALA	400,000
PAVIMENTACIÓN CON CONCRETO HIDRÁULICO EN VARIAS CALLES DE LA CABECERA MUNICIPAL, PRIMER ETAPA "CAL" DEL MUNICIPIO DE CHILCHOTLA DEL ESTADO DE PUEBLA	2,000,000
PAVIMENTACIÓN CON CONCRETO HIDRÁULICO EN VARIAS CALLES DE LA CABECERA MUNICIPAL, PRIMERA ETAPA "CAL" DEL MUNCIPIO DE CAXHUACAN DEL ESTADO DE PUEBLA	500,000
PAVIMENTACIÓN CON CONCRETO HIDRÁULICO EN VARIAS CALLES DE LA CABECERA MUNICIPAL, PRIMERA ETAPA "CAL" DEL MUNCIPIO DE SAN JOSÉ CHIAPA DEL ESTADO DE PUEBLA	800,000
PAVIMENTACIÓN CON CONCRETO HIDRÁULICO EN VARIAS CALLES DE LA CABECERA MUNICIPAL, PRIMERA ETAPA "CAL" DEL MUNICIPIO DE SAN JOSÉ MIAHUATLÁN DEL ESTADO DE PUEBLA	1,000,000
PAVIMENTACIÓN CON CONCRETO HIDRÁULICO EN VARIAS CALLES DE LA CABECERA MUNICIPAL, PRIMERA ETAPA "CAL" DEL MUNICIPIO BUENAVISTA DE CUÉLLAR DEL ESTADO DE GUERRERO	1,000,000
PAVIMENTACIÓN CON CONCRETO HIDRÁULICO EN VARIAS CALLES DE LA CABECERA MUNICIPAL, PRIMERA ETAPA "CAL" DEL MUNICIPIO CALIMAYA DEL ESTADO DE MÉXICO	3,000,000
PAVIMENTACIÓN CON CONCRETO HIDRÁULICO EN VARIAS CALLES DE LA CABECERA MUNICIPAL, PRIMERA ETAPA "CAL" DEL MUNICIPIO DE ATOYATEMPAN DEL ESTADO DE PUEBLA	700,000
PAVIMENTACIÓN CON CONCRETO HIDRÁULICO EN VARIAS CALLES DE LA CABECERA MUNICIPAL, PRIMERA ETAPA "CAL" DEL MUNICIPIO DE CHICONCUAUTLA DEL ESTADO DE PUEBLA	1,000,000
PAVIMENTACIÓN CON CONCRETO HIDRÁULICO EN VARIAS CALLES DE LA CABECERA MUNICIPAL, PRIMERA ETAPA "CAL" DEL MUNICIPIO DE CIUDAD FERNÁNDEZ DEL ESTADO DE SAN LUIS POTOSÍ	3,000,000
PAVIMENTACIÓN CON CONCRETO HIDRÁULICO EN VARIAS CALLES DE LA CABECERA MUNICIPAL, PRIMERA ETAPA "CAL" DEL MUNICIPIO DE COATZINGO DEL ESTADO DE PUEBLA	400,000
PAVIMENTACIÓN CON CONCRETO HIDRÁULICO EN VARIAS CALLES DE LA CABECERA MUNICIPAL, PRIMERA ETAPA "CAL" DEL MUNICIPIO DE CUAUTINCHÁN DEL ESTADO DE PUEBLA	800,000
PAVIMENTACIÓN CON CONCRETO HIDRÁULICO EN VARIAS CALLES DE LA CABECERA MUNICIPAL, PRIMERA ETAPA "CAL" DEL MUNICIPIO DE CUAYUCA DE ANDRADE DEL ESTADO DE PUEBLA	400,000
PAVIMENTACIÓN CON CONCRETO HIDRÁULICO EN VARIAS CALLES DE LA CABECERA MUNICIPAL, PRIMERA ETAPA "CAL" DEL MUNICIPIO DE JALACINGO DEL ESTADO DE VERACRUZ	3,000,000
PAVIMENTACIÓN CON CONCRETO HIDRÁULICO EN VARIAS CALLES DE LA CABECERA MUNICIPAL, PRIMERA ETAPA "CAL" DEL MUNICIPIO DE JONACATEPEC DEL ESTADO DE MORELOS	1,000,000
PAVIMENTACIÓN CON CONCRETO HIDRÁULICO EN VARIAS CALLES DE LA CABECERA MUNICIPAL, PRIMERA ETAPA "CAL" DEL MUNICIPIO DE MANLIO FABIO ALTAMIRANO DEL ESTADO DE VERACRUZ	1,000,000
PAVIMENTACIÓN CON CONCRETO HIDRÁULICO EN VARIAS CALLES DE LA CABECERA MUNICIPAL, PRIMERA ETAPA "CAL" DEL MUNICIPIO DE MECATLÁN DEL ESTADO DE VERACRUZ	1,000,000
PAVIMENTACIÓN CON CONCRETO HIDRÁULICO EN VARIAS CALLES DE LA CABECERA MUNICIPAL, PRIMERA ETAPA "CAL" DEL MUNICIPIO DE MIGUEL AUZA DEL ESTADO DE ZACATECAS	1,000,000



PAVIMENTACIÓN CON CONCRETO HIDRÁULICO EN VARIAS CALLES DE LA CABECERA MUNICIPAL, PRIMERA ETAPA "CAL" DEL MUNICIPIO DE PROGRESO DE OBREGÓN DEL ESTADO DE HIDALGO	2,000,000
PAVIMENTACIÓN CON CONCRETO HIDRÁULICO EN VARIAS CALLES DE LA CABECERA MUNICIPAL, PRIMERA ETAPA "CAL" DEL MUNICIPIO DE PURÉPERO EN EL ESTADO DE MICHOACÁN	1,000,000
PAVIMENTACIÓN CON CONCRETO HIDRÁULICO EN VARIAS CALLES DE LA CABECERA MUNICIPAL, PRIMERA ETAPA "CAL" DEL MUNICIPIO DE SAN GABRIEL CHILAC DEL ESTADO DE PUEBLA	1,000,000
PAVIMENTACIÓN CON CONCRETO HIDRÁULICO EN VARIAS CALLES DE LA CABECERA MUNICIPAL, PRIMERA ETAPA "CAL" DEL MUNICIPIO DE SAN SEBASTIÁN TLACOTEPEC DEL ESTADO DE PUEBLA	1,000,000
PAVIMENTACIÓN CON CONCRETO HIDRÁULICO EN VARIAS CALLES DE LA CABECERA MUNICIPAL, PRIMERA ETAPA "CAL" DEL MUNICIPIO DE SANTA ANA MAYA EN EL ESTADO DE MICHOACÁN	1,000,000
PAVIMENTACIÓN CON CONCRETO HIDRÁULICO EN VARIAS CALLES DE LA CABECERA MUNICIPAL, PRIMERA ETAPA "CAL" DEL MUNICIPIO DE TANLAJÁS DEL ESTADO DE SAN LUIS POTOSÍ	2,000,000
PAVIMENTACIÓN CON CONCRETO HIDRÁULICO EN VARIAS CALLES DE LA CABECERA MUNICIPAL, PRIMERA ETAPA "CAL" DEL MUNICIPIO DE TEPETZINTLA DEL ESTADO DE PUEBLA	900,000
PAVIMENTACIÓN CON CONCRETO HIDRÁULICO EN VARIAS CALLES DE LA CABECERA MUNICIPAL, PRIMERA ETAPA "CAL" DEL MUNICIPIO DE TETLA DE LA SOLIDARIDAD DEL ESTADO DE TLAXCALA	2,500,000
PAVIMENTACIÓN CON CONCRETO HIDRÁULICO EN VARIAS CALLES DE LA CABECERA MUNICIPAL, PRIMERA ETAPA "CAL" DEL MUNICIPIO DE TIANGUISMANALCO DEL ESTADO DE PUEBLA	800,000
PAVIMENTACIÓN CON CONCRETO HIDRÁULICO EN VARIAS CALLES DE LA CABECERA MUNICIPAL, PRIMERA ETAPA "CAL" DEL MUNICIPIO DE TLAPANALÁ DEL ESTADO DE PUEBLA	800,000
PAVIMENTACIÓN CON CONCRETO HIDRÁULICO EN VARIAS CALLES DE LA CABECERA MUNICIPAL, PRIMERA ETAPA "CAL" DEL MUNICIPIO DE ZAPOTITLÁN DE MÉNDEZ DEL ESTADO DE PUEBLA	600,000
PAVIMENTACIÓN CON CONCRETO HIDRÁULICO EN VARIAS CALLES DE LA CABECERA MUNICIPAL, PRIMERA ETAPA "CAL" DEL MUNICIPIO LÓPEZ DEL ESTADO DE CHIHUAHUA	500,000
PAVIMENTACIÓN CON CONCRETO HIDRÁULICO EN VARIAS CALLES DE LA CABECERA MUNICIPAL, PRIMERA ETAPA "CAL" DEL MUNICIPIO MANUEL BENAVIDES DEL ESTADO DE CHIHUAHUA	300,000
PAVIMENTACIÓN CON CONCRETO HIDRÁULICO EN VARIAS CALLES DE LA CABECERA MUNICIPAL, PRIMERA ETAPA "CAL" DEL MUNICIPIO MONCLOVA DEL ESTADO DE COAHUILA	150,000
PAVIMENTACIÓN CON CONCRETO HIDRÁULICO EN VARIAS CALLES DE LA CABECERA MUNICIPAL, PRIMERA ETAPA "CAL" DEL MUNICIPIO TLAPA DE COMONFORT DEL ESTADO DE GUERRERO	3,000,000
PAVIMENTACIÓN CON CONCRETO HIDRÁULICO EN VARIAS CALLES DE LA CABECERA MUNICIPAL, PRIMERA ETAPA "CAL" DEL MUNICIPIO XONACATLÁN DEL ESTADO DE MÉXICO	3,000,000
PAVIMENTACIÓN CON CONCRETO HIDRÁULICO EN VARIAS CALLES DE LA CABECERA MUNICIPAL, PRIMERA ETAPA "CAL" EN EL MUNICIPIO DE AHUAZOTEPEC EN EL ESTADO DE PUEBLA	1,000,000
PAVIMENTACIÓN CON CONCRETO HIDRÁULICO EN VARIAS CALLES DE LA CABECERA MUNICIPAL, PRIMERA ETAPA "CAL" EN EL MUNICIPIO DE AHUEHUETITLA DEL ESTADO DE PUEBLA	300,000
PAVIMENTACIÓN CON CONCRETO HIDRÁULICO TRAMO "AGUA COLORADA - AGUA CIÉNEGA", EN EL MUNICIPIO DE SAN JOSÉ TENANGO, OAXACA	3,000,000
PAVIMENTACIÓN CON CONCRETO HIDRÁULICO, EN EL MUNICIPIO DE SANTIAGO TEXTITLÁN, OAXACA	2,000,000
PAVIMENTACIÓN CON PIEDRA TIPO PORFIDO EN CALLE ELENA ABARCA EN EL MUNICIPIO DE JIQUILPAN, MICHOACÁN DE OCAMPO	6,000,000
PAVIMENTACIÓN CONCRETO HIDRÁULICO PROLONG CALLE ABASOLO E/ FRANCISCO SARABIA Y BLVD ENRIQUE CÁRDENAS, EN EL MUNICIPIO DE SOTO LA MARINA, TAMAULIPAS	1,141,512
PAVIMENTACIÓN CONCRETO HIDRÁULICO, CALLE 16 DE SEPTIEMBRE E/ CARR LA PESCA Y C. ABASOLO, EN EL MUNICIPIO DE SOTO LA MARINA, TAMAULIPAS	4,011,669
PAVIMENTACIÓN CONCRETO HIDRÁULICO, CALLE 20 DE NOVIEMBRE DE CARR LA PESCA A CRUCERO CON ABASOLO, EN EL MUNICIPIO DE SOTO LA MARINA, TAMAULIPAS	4,407,650
PAVIMENTACIÓN CONCRETO HIDRÁULICO, CALLE ABASOLO E/ 20 DE NOVIEMBRE Y CANAL LATERAL CABECERA MUNICIPAL, EN EL MUNICIPIO DE SOTO LA MARINA, TAMAULIPAS	2,915,544
PAVIMENTACIÓN CONCRETO HIDRÁULICO, CALLE AGUSTÍN MELGAR E/XICOTÉNCATL Y JESÚS GARCÍA, EN EL MUNICIPIO DE SOTO LA MARINA, TAMAULIPAS	2,147,982
PAVIMENTACIÓN CONCRETO HIDRÁULICO, CALLE ANTONIO CASO E/ CARRETERA NACIONAL Y CALLE REFORMA, EN EL MUNICIPIO DE SOTO LA MARINA, TAMAULIPAS	7,090,418
PAVIMENTACIÓN CONCRETO HIDRÁULICO, CALLE JESÚS GARCÍA DESDE CARR NACIONAL A CRUCE C/VICENTE, EN EL MUNICIPIO DE SOTO LA MARINA, TAMAULIPAS	3,444,591
PAVIMENTACIÓN CONCRETO HIDRÁULICO, CALLE XICOTÉNCATL E/ JUSTO SIERRA Y CARRETERA NACIONAL, EN EL MUNICIPIO DE SOTO LA MARINA, TAMAULIPAS	3,618,396
PAVIMENTACIÓN CONCRETO HIDRÁULICO, CALLES FCO SARABIA E/CAR RAYONES Y COBAT; PEDRO J. MÉNDEZ E, EN EL MUNICIPIO DE SOTO LA MARINA, TAMAULIPAS	1,776,212
PAVIMENTACIÓN CONCRETO HIDRÁULICO, CALLES MELCHOR OCAMPO, VICENTE GUERRERO E	4,145,837

IGNACIO, EN EL MUNICIPIO DE SOTO LA MARINA, TAMAULIPAS	
PAVIMENTACIÓN CONCRETO HIDRÁULICO, CALLES NARCISO MENDOZA E/HNOS. E IMSS Y VICENTE GUERRERO, EN EL MUNICIPIO DE SOTO LA MARINA, TAMAULIPAS	2,551,578
PAVIMENTACIÓN CONCRETO HIDRÁULICO, CALLES PORFIRIO SALAZAR, FELIPE DE LA GARZA, HIDALGO, GUADALUPE; EN EL MUNICIPIO DE SOTO LA MARINA, TAMAULIPAS	3,163,112
PAVIMENTACIÓN DE ACCESO A LA COMUNIDAD DE TENAYUCA, EN EL MUNICIPIO DE JALPA, ZACATECAS	2,515,000
PAVIMENTACIÓN DE AVENIDA HIDALGO CON CONCRETO HIDRÁULICO, EN EL MUNICIPIO DE LARRÁINZAR, CHIAPAS, EN EL MUNICIPIO DE LARRÁINZAR, CHIAPAS	3,739,250
PAVIMENTACIÓN DE CALLE FELIPE ÁNGELES, EN EL MUNICIPIO DE ARANDAS, EN JALISCO	1,100,000
PAVIMENTACIÓN DE CALLE GALENA EN LA CABECERA MUNICIPAL, EN EL MUNICIPIO DE COAHUAYUTLA DE JOSÉ MARÍA IZAZAGA, GUERRERO	2,700,000
PAVIMENTACIÓN DE CALLE HIDALGO, EN EL MUNICIPIO DE VALPARAÍSO, ZACATECAS	4,500,000
PAVIMENTACIÓN DE CALLE INDEPENDENCIA, EN EL MUNICIPIO DE VALPARAÍSO, ZACATECAS	4,000,000
PAVIMENTACIÓN DE CALLE JOSÉ VILLALBA, TEQUICUILCO, ATENANGO DEL RÍO, GUERRERO	600,000
PAVIMENTACIÓN DE CALLE JUAN JOSÉ ARREOLA, EN EL MUNICIPIO DE APASEO EL ALTO, EN GUANAJUATO	1,000,000
PAVIMENTACIÓN DE CALLE MOCTEZUMA, EN EL MUNICIPIO DE ARANDAS, EN JALISCO	400,000
PAVIMENTACIÓN DE CALLE ORQUÍDEAS EN MESA DEL SANTO, EN EL MUNICIPIO DE JALPA, ZACATECAS	1,500,000
PAVIMENTACIÓN DE CALLE PRINCIPAL DE PUEBLO VIEJO DESDE ACCESO A SANTA CRUZ HASTA LA SALIDA A NACAXTLÁN, QUECHULTENANGO, GUERRERO	5,000,000
PAVIMENTACIÓN DE CALLE PRINCIPAL EL PINTOR, EN EL MUNICIPIO DE CHALMA, VERACRUZ DE IGNACIO DE LA LLAVE	4,000,000
PAVIMENTACIÓN DE CALLE TAPIA ENTRE PLATÓN SÁNCHEZ Y HÉROES DEL 47 COLONIA DULCES NOMBRES, EN EL MUNICIPIO DE PESQUERÍA, NUEVO LEÓN	1,400,000
PAVIMENTACIÓN DE CALLEJÓN SAN GABRIEL, EN EL MUNICIPIO DE GUANAJUATO, GUANAJUATO	400,000
PAVIMENTACIÓN DE CALLES ADOLFO GASCÓN, EN EL MUNICIPIO DE ARANDAS, EN JALISCO	2,500,000
PAVIMENTACIÓN DE CALLES CON CONCRETO HIDRÁULICO EN LA LOCALIDAD DE ESTACIÓN DE APULCO, MUNICIPIO DE METEPEC, EN EL ESTADO DE HIDALGO	2,000,000
PAVIMENTACIÓN DE CALLES CON CONCRETO HIDRÁULICO EN LA LOCALIDAD LA ALICIA, EN EL MUNICIPIO DE SANTIAGO JOCOTEPEC, OAXACA	6,500,000
PAVIMENTACION DE CALLES CON CONCRETO HIDRAULICO, EN EL MUNICIPIO DE SAN JUAN PETLAPA, OAXACA	3,000,000
PAVIMENTACIÓN DE CALLES CON CONCRETO HIDRÁULICO, EN EL MUNICIPIO DE SANTA CATARINA YOSONOTÚ, OAXACA	2,200,000
PAVIMENTACION DE CALLES CON CONCRETO HIDRAULICO, EN EL MUNICIPIO DE SANTA MARÍA TATALTEPEC, OAXACA	3,000,000
PAVIMENTACIÓN DE CALLES DE COLONIAS DEL MUNICIPIO DE OAXACA DE JUÁREZ, OAXACA	15,000,000
PAVIMENTACIÓN DE CALLES EN CABECERA MUNICIPAL, EN EL MUNICIPIO DE PALENQUE, EN CHIAPAS	3,000,000
PAVIMENTACIÓN DE CALLES EN LA ZONA SUR, EN EL MUNICIPIO DE GUANAJUATO, GUANAJUATO	10,000,000
PAVIMENTACIÓN DE CALLES, DOROTEO RIVAS, LAS FUENTES, GONZÁLEZ ORTEGA, LAURELES, CHAPULTEPEC, NICOLÁS BRAVO, ZACATECAS, FRANCISCO I. MADERO EN LA LOCALIDAD DE MILPILLAS DE ALLENDE, EN EL MUNICIPIO DE TEÚL DE GONZÁLEZ ORTEGA, ZACATECAS	4,000,000
PAVIMENTACION DE CALLES, EN EL MUNICIPIO DE ASUNCIÓN IXTALTEPEC, OAXACA	5,000,000
PAVIMENTACION DE CALLES, EN EL MUNICIPIO DE CIÉNEGA DE ZIMATLÁN, OAXACA	2,000,000
PAVIMENTACION DE CALLES, EN EL MUNICIPIO DE SAN JUAN COLORADO, OAXACA	2,000,000
PAVIMENTACION DE CALLES, EN EL MUNICIPIO DE SANTA MARÍA IPALAPA, OAXACA	2,000,000
PAVIMENTACION DE CALLES, EN EL MUNICIPIO DE SANTIAGO IXTAYUTLA, OAXACA	1,500,000
PAVIMENTACION DE CALLES, EN EL MUNICIPIO DE SANTIAGO PINOTEPA NACIONAL, OAXACA	4,500,000
PAVIMENTACION DE CALLES, EN EL MUNICIPIO DE SANTIAGO TAPEXTLA, OAXACA	1,500,000
PAVIMENTACIÓN DE CALLES: AV. LA ESPERANZA ENTRE CALLE SANTA ROSA Y CALLE DE LOS MISTERIOS, AV. SANTA MARTA ENTRE CALLE SANTA ROSA Y CALLE DE LOS MISTERIOS Y CALLE SANTA ROSA ENTRE AV. SANTA MARTA Y AV. LA ESPERANZA EN LA COLONIA PROGRESIVA EL CORAZÓN, EN EL MUNICIPIO DE DOCTOR ARROYO, NUEVO LEÓN	3,000,000
PAVIMENTACIÓN DE CAMINO PRINCIPAL EN LA RA. LA MANGA II, MUNICIPIO DE CENTRO, TABASCO	11,270,000
PAVIMENTACIÓN DE CAMINO RURAL NIXTLIAPA-SANTIAGO, TETIPAC, GUERRERO	5,000,000

PAVIMENTACIÓN DE CONCRETO ASFÁLTICO DE 5 CM EN DIVERSAS CALLES DE LA COL. EJIDAL SUR 5, SOLIDARIDAD, QUINTANA ROO	7,500,000
PAVIMENTACIÓN DE CONCRETO ASFALTO DE 5 CM EN DIVERSAS CALLES DE LA COL. EJIDAL SUR-6, SOLIDARIDAD QUINTANA ROO	5,000,000
PAVIMENTACIÓN DE CONCRETO HIDRÁULICO DE LA CALLE CLAVEL, COLONIA SANTO DOMINGO, EN EL MUNICIPIO DE HEROICA CIUDAD DE JUCHITÁN DE ZARAGOZA, OAXACA	1,500,218
PAVIMENTACIÓN DE CONCRETO HIDRÁULICO DE LA CALLE LIC. CARLOS SÁNCHEZ COLONIA LA GLORIA, EN EL MUNICIPIO DE HEROICA CIUDAD DE JUCHITÁN DE ZARAGOZA, OAXACA	425,118
PAVIMENTACIÓN DE CONCRETO HIDRÁULICO DE LA PROL. HUGO MAYORAL ENTRE LA CALLE RUBEN VALENCIA Y CALLE LA TEHUANA COLONIA HELIODORO VALLEJO, EN EL MUNICIPIO DE HEROICA CIUDAD DE JUCHITÁN DE ZARAGOZA, OAXACA	664,262
PAVIMENTACIÓN DE CONCRETO HIDRÁULICO DE LA PROL. JUAN FIGUEROA ENTRE LAS CALLES RUBEN JARAMILLO Y CALLE LA TEHUANA COLONIA HELIODORO VALLEJO, EN EL MUNICIPIO DE HEROICA CIUDAD DE JUCHITÁN DE ZARAGOZA, OAXACA	695,077
PAVIMENTACIÓN DE CONCRETO HIDRÁULICO DE LAS CALLES FERROCARRIL Y ZOTICO CELAYA, DE LA COL. GUSTAVO PINEDA, EN LA CIUDAD DE JUCHITÁN DE ZARAGOZA, OAXACA	1,080,793
PAVIMENTACIÓN DE CONCRETO HIDRÁULICO DEL CALLEJÓN CRUZ AZUL DE LA SEGUNDA SECCIÓN, EN EL MUNICIPIO DE HEROICA CIUDAD DE JUCHITÁN DE ZARAGOZA, OAXACA	795,623
PAVIMENTACIÓN DE CONCRETO HIDRÁULICO EN CALLE CERRITO COLORADO, EN OCUITUCO, EN EL ESTADO DE MORELOS	2,000,000
PAVIMENTACIÓN DE CONCRETO HIDRÁULICO EN EL CALLEJÓN BIANI ENTRE LA AV. MAR DE LAS ANTILLAS Y AV. PROL. VICENTE GUERRERO FRACCIONAMIENTO LA GLORIA, EN EL MUNICIPIO DE HEROICA CIUDAD DE JUCHITÁN DE ZARAGOZA, OAXACA	660,682
PAVIMENTACIÓN DE CONCRETO HIDRÁULICO EN LA AVENIDA VICENTE GUERRERO COLONIA LA GLORIA, EN EL MUNICIPIO DE HEROICA CIUDAD DE JUCHITÁN DE ZARAGOZA, OAXACA	427,108
PAVIMENTACIÓN DE CONCRETO HIDRAÚLICO, CALLE VICENTE GUERRERO, ENTRE LAS CALLES DE MORELOS Y JIMÉNEZ, EN EL MUNICIPIO DE CHIETLA, EN PUEBLA	800,000
PAVIMENTACIÓN DE DIVERSAS CALLES EN LA COLONIA BUENOS AIRES, EN EL MUNCIPIO DE CERRALVO, NUEVO LEÓN	1,921,803
PAVIMENTACIÓN DE DIVERSAS CALLES EN LA COLONIA POPULAR Y EN LA CABECERA MUNICIPAL, EL CARMEN, NUEVO LEÓN	3,000,000
PAVIMENTACIÓN DE DIVERSAS CALLES EN LA COLONIA POPULAR, EN EL MUNICIPIO DE CERRALVO, NUEVO LEÓN	1,578,197
PAVIMENTACIÓN DE DIVERSAS CALLES EN LAS COLONIAS RIVERAS DEL RÍO, SAN MIGUELES, CENTRO DE GUADALUPE Y COLONIA GUERRA EN EL MUNICIPIO DE GUADALUPE, NUEVO LEÓN	10,000,000
PAVIMENTACION DE LA CALLE REVOLUCIÓN DE LA LOCALIDAD DE LA MERCED DEL POTRERO, EN SAN MIGUEL DEL PUERTO, OAXACA	2,000,000
PAVIMENTACIÓN DE LA 2A CALLE, ENTRE LA AVENIDA INSURGENTES Y CALLEJÓN CHANGUITOS, EN LA COLONIA 16 DE SEPTIEMBRE, EN EL MUNICIPIO DE HEROICA CIUDAD DE JUCHITÁN DE ZARAGOZA, OAXACA	479,848
PAVIMENTACIÓN DE LA AV. 20 DE NOVIEMBRE ENTRE AV. COSTA MAYA Y AV. CHAC MOOL CUERPO SUR, COL. EJIDAL EN EL MUNICIPIO DE SOLIDARIDAD, QUINTANA ROO	10,000,000
PAVIMENTACIÓN DE LA AV. HIDALGO COL. CENTRO EN LA CABECERA MUNICIPAL, CHINA, NUEVO LEÓN	7,500,000
PAVIMENTACIÓN DE LA AVENIDA PRINCIPAL ARROYO IGUANA, EN SAN FELIPE USILA, OAXACA	1,500,000
PAVIMENTACIÓN DE LA CALLE 13 DE SEPTIEMBRE EN LA CABECERA MUNICIPAL, AGUALEGUAS, NUEVO LEÓN	2,144,000
PAVIMENTACIÓN DE LA CALLE 20 DE NOVIEMBRE A LA TELESECUNDARIA Y LA CALLE 1º DE MAYO EN LA LOCALIDAD DE SAN LORENZO JILOTEPEQUILLO , EN SANTA MARÍA ECATEPEC, OAXACA	1,000,000
PAVIMENTACIÓN DE LA CALLE ADOLFO LÓPEZ MATEOS ENTRE CALLE ÁLVARO OBREGÓN Y CALLE ARROYO DE LA COLONIA BENITO JUÁREZ, EN EL MUNICIPIO DE HIDALGO, NUEVO LEÓN	1,405,073
PAVIMENTACIÓN DE LA CALLE ÁLVARO OBREGÓN ENTRE CALLE ADOLFO LÓPEZ MATEOS Y CALLE LÁZARO CÁRDENAS, EN EL MUNICIPIO DE HIDALGO, NUEVO LEÓN	1,112,868
PAVIMENTACIÓN DE LA CALLE ANDADOR DEL SOLDADO Y COLEGIO MILITAR, COL. CAMPO DE TIRO. CP. 91158., EN EL MUNICIPIO DE XALAPA, VERACRUZ DE IGNACIO DE LA LLAVE, EN EL MUNICIPIO DE XALAPA, VERACRUZ DE IGNACIO DE LA LLAVE	500,000
PAVIMENTACIÓN DE LA CALLE AV. CENTRAL LÁZARO CÁRDENAS, COL. CENTRO, EN EL MUNICIPIO DE ZACATEPEC, EN MORELOS	1,000,000
PAVIMENTACIÓN DE LA CALLE BENITO JUAREZ EN LA LOCALIDAD DE SANTO TOMÁS QUIERÍ, EN SAN CARLOS YAUTEPEC, OAXACA	1,000,000
PAVIMENTACIÓN DE LA CALLE BRAVO ENTRE DIEGO DE GONZÁLEZ Y JESÚS D. GONZÁLEZ , EN EL MUNICIPIO DE HIGUERAS, NUEVO LEÓN	360,161

PAVIMENTACIÓN DE LA CALLE BUGAMBILIAS ENTRE CARRETERA MIGUEL ALEMÁN Y PARCELA IGUAL, EN EL MUNICIPIO DE MARÍN, NUEVO LEÓN	766,779
PAVIMENTACIÓN DE LA CALLE CARRANZA EN LA COLONIA LOS FIERROS EN EL MUNICIPIO DE SANTIAGO, NUEVO LEÓN	2,270,560
PAVIMENTACIÓN DE LA CALLE COLIMA EN LA COLONIA LOS FIERROS EN EL MUNICIPIO DE SANTIAGO, NUEVO LEÓN	2,597,400
PAVIMENTACIÓN DE LA CALLE DE LA SEC. RAÚL ISIDRO BURGOS DE LA COL. PICUDA, (ORGANOS DE JUAN R. ESCUDERO), EN EL MUNICIPIO DE ACAPULCO DE JUÁREZ, EN GUERRERO	1,000,000
PAVIMENTACIÓN DE LA CALLE DELFINO AGUIRRE EN LA COLONIA COLOSIO, OMETEPEC, GUERRERO	1,900,000
PAVIMENTACIÓN DE LA CALLE DISTRITO FEDERAL EN LA COLONIA 2000, OMETEPEC, GUERRERO	2,800,000
PAVIMENTACIÓN DE LA CALLE DR. ÁNGEL MARTÍNEZ ENTRE EDUARDO LIVAS Y TOPE DE CALLE EN LA COLONIA RAÚL CABALLERO, EN EL MUNICIPIO DE ALLENDE, NUEVO LEÓN	1,689,000
PAVIMENTACIÓN DE LA CALLE ÉBANOS ENTRE CALLE BUGAMBILIAS Y CALLE MARGARITAS, EN EL MUNICIPIO DE MARÍN, NUEVO LEÓN	494,762
PAVIMENTACIÓN DE LA CALLE ECATEPEC EN LA LOCALIDAD DE SANTA MARÍA ECATEPEC, EN SANTA MARÍA ECATEPEC, OAXACA	1,000,000
PAVIMENTACIÓN DE LA CALLE EJERCITO NACIONAL COL. EL CERRITO, ATOYAC DE ÁLVAREZ, GUERRERO	2,000,000
PAVIMENTACIÓN DE LA CALLE EL PORVENIR EN LA LOCALIDAD DE SAN JUAN ACALTEPEC, EN SANTA MARÍA ECATEPEC, OAXACA	1,000,000
PAVIMENTACIÓN DE LA CALLE EL ZARCO EN LA CABECERA MUNICIPAL, EN EL MUNICIPIO DE COAHUAYUTLA DE JOSÉ MARÍA IZAZAGA, GUERRERO	2,300,000
PAVIMENTACIÓN DE LA CALLE EMILIANO ZAPATA EN LA COMUNIDAD DE LA MORA, EN EL MUNICIPIO DE TARANDACUAO, GUANAJUATO	3,000,000
PAVIMENTACIÓN DE LA CALLE ESCOBEDO ENTRE PROFA. MA. DE JESÚS GONZÁLEZ, EN EL MUNICIPIO DE HIGUERAS, NUEVO LEÓN	325,144
PAVIMENTACIÓN DE LA CALLE EUGENIO GARCÍA 2 ETAPA COL. RAÚL CABALLERO 2 SECTOR, EN EL MUNICIPIO DE HUALAHUISES, NUEVO LEÓN	1,500,000
PAVIMENTACIÓN DE LA CALLE FEBRONIO DIAZ FIGUEROA (PEDREGOSO), EN EL MUNICIPIO DE ACAPULCO DE JUÁREZ, EN GUERRERO	1,000,000
PAVIMENTACIÓN DE LA CALLE FRANCISCO I. MADERO, EN SANTO DOMINGO INGENIO, OAXACA	1,500,000
PAVIMENTACIÓN DE LA CALLE GUADALUPE VICTORIA, COL. MARTIRES, ATOYAC DE ÁLVAREZ, GUERRERO	2,100,000
PAVIMENTACIÓN DE LA CALLE HÉROES DEL 47 EN LA COLONIA SAN PEDRO EN EL MUNICIPIO DE SANTIAGO, NUEVO LEÓN	2,898,000
PAVIMENTACIÓN DE LA CALLE IGNACIO ALLENDE A UN COSTADO DEL JARDÍN DE NIÑOS VAZCO DE QUIROGA MARTIREZ DE CUILAPA (LA SABANA), EN EL MUNICIPIO DE ACAPULCO DE JUÁREZ, EN GUERRERO	1,000,000
PAVIMENTACIÓN DE LA CALLE INDEPENDENCIA 1RA. ETAPA, EN CABECERA MUNICIPAL, EN EL MUNICIPIO DE HUEJUQUILLA EL ALTO, JALISCO	3,000,000
PAVIMENTACIÓN DE LA CALLE ITURBIDE EN LA COLONIA LOS FIERROS EN EL MUNICIPIO DE SANTIAGO, NUEVO LEÓN	2,800,000
PAVIMENTACIÓN DE LA CALLE JERÓNIMO MARBAN, TEQUICUILCO, ATENANGO DEL RIO, GUERRERO	700,000
PAVIMENTACIÓN DE LA CALLE JIMÉNEZ (SEGUNDO TRAMO) ENTRE DIEGO DE GONZÁLEZ Y JESÚS D. GONZÁLEZ , EN EL MUNICIPIO DE HIGUERAS, NUEVO LEÓN	183,401
PAVIMENTACIÓN DE LA CALLE JIMÉNEZ ENTRE DIEGO DE GONZÁLEZ Y JESÚS D. GONZÁLEZ , EN EL MUNICIPIO HIGUERAS, NUEVO LEÓN	211,042
PAVIMENTACIÓN DE LA CALLE JUAN N ÁLVAREZ, XALPATLÁHUAC, TECOANAPA, GUERRERO	3,000,000
PAVIMENTACIÓN DE LA CALLE JUÁREZ ENTRE DIEGO DE GONZÁLEZ Y JESÚS D. GONZÁLEZ , EN EL MUNICIPIO HIGUERAS, NUEVO LEÓN	360,233
PAVIMENTACIÓN DE LA CALLE LAS MARGARITAS ENTRE CARRETERA MIGUEL ALEMÁN Y PARCELA IGUAL, EN EL MUNICIPIO DE MARÍN, NUEVO LEÓN	738,459
PAVIMENTACIÓN DE LA CALLE LÁZARO CARDENAS EN LA LOCALIDAD DE SANTO TOMÁS TEIPAN, EN SANTA MARÍA ECATEPEC, OAXACA	1,000,000
PAVIMENTACIÓN DE LA CALLE LINDEROS-LA CUEVA. 2A ETAPA, EN EL MUNICIPIO DE VICTORIA, GUANAJUATO	2,367,000
PAVIMENTACIÓN DE LA CALLE M. ÁLVAREZ ENTRE BUSTAMANTE Y SERAFÍN PEÑA EN LA COLONIA EDURADO LIVAS, EN EL MUNICIPIO DE ALLENDE, NUEVO LEÓN	301,000
PAVIMENTACIÓN DE LA CALLE MATAMOROS E HIDALGO, EN SAN JUAN TEITIPAC, OAXACA	1,000,000



PAVIMENTACIÓN DE LA CALLE MEZQUITE MOCHO EN LA COLONIA MARFIL, EN EL MUNICIPIO DE GUANAJUATO, GUANAJUATO	4,500,000
PAVIMENTACION DE LA CALLE MIGUEL HIDALGO EN LA LOCALIDAD SAN MARTÍN, EN EL MUNICIPIO DE SAN PEDRO AMUZGOS, OAXACA	1,500,000
PAVIMENTACIÓN DE LA CALLE MORELOS (A LA TELESECUNDARIA) EN LA LOCALIDAD DE SAN BALTAZAR LAGUNAS, EN SAN CARLOS YAUTEPEC, OAXACA	1,000,000
PAVIMENTACIÓN DE LA CALLE MORELOS ENTRE DIEGO DE GONZÁLEZ Y JESÚS D. GONZÁLEZ, EN EL MUNICIPIO DE HIGUERAS, NUEVO LEÓN	358,495
PAVIMENTACIÓN DE LA CALLE NABOR OJEDA EN LA COLONIA NABOR OJEDA, OMETEPEC, GUERRERO	2,400,000
PAVIMENTACIÓN DE LA CALLE NIÑOS HEROES DE LA LOCALIDAD DE SAN JOSÉ DEL PROGRESO, EN VILLA DE TUTUTEPEC DE MELCHOR OCAMPO, OAXACA	1,500,000
PAVIMENTACIÓN DE LA CALLE NUEVO LEÓN ENTRE LAS CALLES DE SONORA Y ZACATECAS, EN LA COLONIA PROGRESO, EN EL MUNICIPIO DE ANÁHUAC, NUEVO LEÓN	5,000,000
PAVIMENTACION DE LA CALLE PEÑASCO Y PROLONGACION 16 DE SEPTIEMBRE , EN SAN PABLO VILLA DE MITLA, OAXACA	2,000,000
PAVIMENTACIÓN DE LA CALLE PRINCIPAL (DOS ARROYOS), EN EL MUNICIPIO DE ACAPULCO DE JUÁREZ, EN GUERRERO	1,000,000
PAVIMENTACIÓN DE LA CALLE PRINCIPAL DE LA COMUNIDAD DE CURIMEO, EN EL MUNICIPIO DE PANINDÍCUARO, MICHOACÁN DE OCAMPO	1,000,000
PAVIMENTACIÓN DE LA CALLE PRINCIPAL DE LA LOCALIDAD DE VALLE GALEANA, ARCELIA, GUERRERO	3,000,000
PAVIMENTACIÓN DE LA CALLE PRINCIPAL DOMICILIO CONOCIDO EN LA LOCALIDAD DE SAN JUAN LAJARCIA, EN SAN JUAN LAJARCIA, OAXACA	1,000,000
PAVIMENTACIÓN DE LA CALLE PRINCIPAL DOMICILIO CONOCIDO EN LA LOCALIDAD DE SAN LUCAS IXCOTEPEC, EN SAN CARLOS YAUTEPEC, OAXACA	1,000,000
PAVIMENTACIÓN DE LA CALLE PRINCIPAL DOMICILIO CONOCIDO EN LA LOCALIDAD DE SAN MIGUEL CHONGOS , EN SAN CARLOS YAUTEPEC, OAXACA	1,000,000
PAVIMENTACIÓN DE LA CALLE PRINCIPAL DOMICILIO CONOCIDO EN LA LOCALIDAD DE SAN PABLO TOPILTEPEC, EN SAN CARLOS YAUTEPEC, OAXACA	1,000,000
PAVIMENTACIÓN DE LA CALLE PRINCIPAL DOMICILIO CONOCIDO EN LA LOCALIDAD DE SAN PEDRO TEPALCATEPEC, EN SAN CARLOS YAUTEPEC, OAXACA	1,000,000
PAVIMENTACIÓN DE LA CALLE PRINCIPAL EN LA COLONIA OJO DE AGUA, OMETEPEC, GUERRERO	1,300,000
PAVIMENTACIÓN DE LA CALLE PRINCIPAL EN LA COLONIA SENITMIENTOS DE LA NACIÓN, OMETEPEC, GUERRERO	2,200,000
PAVIMENTACIÓN DE LA CALLE PRINCIPAL ENTRADA A LA POBLACIÓN GARRAPATAS, EN EL MUNICIPIO DE ACAPULCO DE JUÁREZ, EN GUERRERO	1,000,000
PAVIMENTACIÓN DE LA CALLE PRINCIPAL FRENTE A LA IGLESIA AMATILLO, EN EL MUNICIPIO DE ACAPULCO DE JUÁREZ, EN GUERRERO	1,000,000
PAVIMENTACIÓN DE LA CALLE PRINCIPAL PINITOS (SAN ISIDRO GALLINERO), EN EL MUNICIPIO DE ACAPULCO DE JUÁREZ, EN GUERRERO	1,000,000
PAVIMENTACIÓN DE LA CALLE PRINCIPAL PRIMERO DE MAYO PIEDRA IMÁN, EN EL MUNICIPIO DE ACAPULCO DE JUÁREZ, EN GUERRERO	1,000,000
PAVIMENTACIÓN DE LA CALLE PROLONGACIÓN CAMARÓN HASTA CALLE SARDINA EN LA COLONIA VALLES DE PESQUERÍA, EN EL MUNICIPIO DE PESQUERÍA, NUEVO LEÓN	1,100,000
PAVIMENTACIÓN DE LA CALLE PROLONGACION DE LIBERTAD, EN SAN AGUSTÍN YATARENI, OAXACA	1,500,000
PAVIMENTACIÓN DE LA CALLE SAN LUIS, CABECERA MUNICIPAL DE SAN FELIPE, GUANAJUATO	2,800,000
PAVIMENTACIÓN DE LA CALLE SAN PABLO, EN SANTA MARÍA GUIENAGATI, OAXACA	1,500,000
PAVIMENTACIÓN DE LA CALLE SIN NOMBRE EN LA COLONIA MACAHUITE, OMETEPEC, GUERRERO	2,500,000
PAVIMENTACIÓN DE LA CALLE SIN NOMBRE EN LA COLONIA NUEVO AMANECER, OMETEPEC, GUERRERO	1,800,000
PAVIMENTACIÓN DE LA CALLE SIN NOMBRE ENTRE JIMÉNEZ Y JIMÉNEZ, EN EL MUNICIPIO DE HIGUERAS, NUEVO LEÓN	201,526
PAVIMENTACIÓN DE LA CALLE TAMAULIPAS EN LA COLONIA LOS FIERROS DEL MUNICIPIO DE SANTIAGO, NUEVO LEÓN	1,568,000
PAVIMENTACIÓN DE LA CALLE UNIÓN ENTRE BUSTAMANTE Y DERRAMADERO EN LA COLONIA LOS ENCINOS, EN EL MUNICIPIO DE ALLENDE, NUEVO LEÓN	1,010,000
PAVIMENTACIÓN DE LA CALLE VENUSTIANO CARRANZA ENTRE ADOLFO LÓPEZ MATEOS Y GASODUCTO EN LA COLONIA BENITO JUÁREZ, EN EL MUNICIPIO DE HIDALGO, NUEVO LEÓN	2,481,096
PAVIMENTACIÓN DE LA CARRETERA MEZQUITAL - SANTA ROSA DE LA CALLE MORELOS HASTA LA AV. ACEROS EN EL MUNICIPIO DE APODACA, NUEVO LEÓN	17,448,057

PAVIMENTACIÓN DE LAS CALLES 5 DE MAYO Y ESCOBEDO EN LA CABECERA MUNICIPAL Y PAVIMENTACIÓN DE LAS CALLES RIO CONCHOS Y RÍO LERMA EN LA COLONIA CHARCO REDONDO, MELCHOR OCAMPO, NUEVO LEÓN	2,000,000
PAVIMENTACION DE LAS CALLES BENITO JUAREZ Y VICENTE GUERRERO, EN EL MUNICIPIO DE ZAPOTITLÁN PALMAS, OAXACA	2,000,000
PAVIMENTACION DE LAS CALLES MARGARITAS CONTINUACIÓN MARTIRES EN LA CABECERA MUNICIPAL, EN SANTA MARÍA ZOQUITLÁN, OAXACA	2,000,000
PAVIMENTACIÓN DE LAS CALLES SALVADOR DÍAZ MIRÓN, AQUILES SERDÁN Y EMILIANO ZAPATA EN CABECERA MUNICIPAL, EN EL MUNICIPIO DE COYUTLA, VERACRUZ DE IGNACIO DE LA LLAVE	4,973,729
PAVIMENTACIÓN DE VARIAS CALLES EN LA CABECERA MUNICIPAL "CAL" DEL MUNICIPIO DE SAN PEDRO DEL GALLO DEL ESTADO DE DURANGO	300,000
PAVIMENTACIÓN DE VARIAS CALLES EN LA CABECERA MUNICIPAL DE CALERA, ZACATECAS	500,000
PAVIMENTACIÓN DE VARIAS CALLES EN LA CABECERA MUNICIPAL DE EL MUNICIPIO DE PINOS, ZACATECAS	400,000
PAVIMENTACIÓN DE VARIAS CALLES EN LA CABECERA MUNICIPAL DE JEREZ, ZACATECAS	500,000
PAVIMENTACIÓN DE VARIAS CALLES EN LA CABECERA MUNICIPAL DE JUCHIPILA, ZACATECAS	400,000
PAVIMENTACIÓN DE VARIAS CALLES EN LA CABECERA MUNICIPAL DE LORETO, ZACATECAS	500,000
PAVIMENTACIÓN DE VARIAS CALLES EN LA CABECERA MUNICIPAL DE NOCHISTLÁN DE MEJÍA, ZACATECAS	400,000
PAVIMENTACIÓN DE VARIAS CALLES EN LA CABECERA MUNICIPAL EN EL MUNICIPIO DE RÍO GRANDE, ZACATECAS	500,000
PAVIMENTACIÓN DE VIALIDADES EN EL MUNICIPIO DE BENITO JUÁREZ, QUINTANA ROO	30,000,000
PAVIMENTACIÓN DE VIALIDADES EN EL MUNICIPIO DE FELIPE CARRILLO, QUINTANA ROO	10,000,000
PAVIMENTACIÓN DEL CALLEJÓN DEL RÍO, NOVENA SECCIÓN, EN EL MUNICIPIO DE HEROICA CIUDAD DE JUCHITÁN DE ZARAGOZA, OAXACA	130,928
PAVIMENTACIÓN DEL FRACCIONAMIENTO "VIVIENDA DIGNA" EN EL MUNICIPIO DE TELCHAC PUERTO, EN EL MUNICIPIO DE TELCHAC PUERTO, YUCATÁN, EN EL MUNICIPIO DE TELCHAC PUERTO, YUCATÁN	625,719
PAVIMENTACIÓN DEL LA CALLE SERAFÍN PEÑA EN LA COLONIA PEDREGAL, EN EL MUNICIPIO DE ITURBIDE, NUEVO LEÓN	300,000
PAVIMENTACIÓN DEL TRAMO BOULEVARD LÁZARO CÁRDENAS, BANQUETAS Y GUARNICIONES, EN LA COMUNIDAD DE MISIÓN DE CHICHIMECAS. 1A ETAPA, EN EL MUNICIPIO DE SAN LUIS DE LA PAZ, GUANAJUATO	2,800,000
PAVIMENTACIÓN E INTRODUCCIÓN DE DRENAJE SANITARIO EN LA CALLE FRANCISCO CÁRDENAS EN LA COLONIA SAN FRANCISCO EN EL MUNICIPIO DE SANTIAGO, NUEVO LEÓN	2,130,000
PAVIMENTACIÓN E INTRODUCCIÓN DE DRENAJE SANITARIO EN LA CALLE LOMITA EN EL CERCADO EN EL MUNICIPIO DE SANTIAGO, NUEVO LEÓN	792,000
PAVIMENTACIÓN EN CALLE NICOLÁS BRAVO, ENTRE CALLE ZARAGOZA Y CALVARIO, EN EL MUNICIPIO DE SAN DIEGO DE ALEJANDRIA, EN JALISCO	1,000,000
PAVIMENTACIÓN EN CONCRETO HIDRÁULICO DE LA CALLE PROLONGACIÓN HIDALGO DEL PARQUE "LÁZARO CÁRDENAS - LA PLACA" AL ACCESO DE LA COMUNIDAD DEL CUITZILLO, EN LA COLONIA BANQUETES, EN MICHOACÁN DE OCAMPO	5,000,000
PAVIMENTACIÓN EN CZDA. SUAVE PATRIA CON CONCRETO ESTAMPADO SEGUNDA ETAPA, EN EL MUNICIPIO DE JEREZ, ZACATECAS	11,000,000
PAVIMENTACIÓN HIDRÁULICA CALLE NICOLÁS BRAVO 2DA. ETAPA DE LA LOCALIDAD DE TLAXCOAPAN, EN EL MUNICIPIO DE TLAXCOAPAN, HIDALGO	5,000,000
PAVIMENTACION HIDRÁULICA CON SERVICIOS DE AGUA Y DRENAJE DE LA CALLE MANUEL C. TELLO, DE LA LOCALIDAD CHAPOPOTE CHICO, EN EL MUNICIPIO DE CHALMA, VERACRUZ DE IGNACIO DE LA LLAVE	8,000,000
PAVIMENTACIÓN HIDRÁULICA DE CALLES BARRIO HUIZIZILA Y BARRIO CANALI EN MUNICIPIO XOCHICOATLÁN, ESTADO DE HIDALGO "CAL"	1,985,282
PAVIMENTACIÓN HIDRÁULICA DE LA CALLE DE ACCESO A LA COL. LA CANDELARIA DE LA CABECERA MUNICIPAL, CHILAPA DE ÁLVAREZ, GUERRERO	1,800,000
PAVIMENTACIÓN HIDRÁULICA DE LA CALLE PRINCIPAL DE LA COL. MAGISTERIAL DE LA CABECERA MUNICIPAL, CHILAPA DE ÁLVAREZ, GUERRERO	1,800,000
PAVIMENTACIÓN INTEGRAL AV. CAYACO PUERTO MARQUEZ, EN EL MUNICIPIO DE ACAPULCO DE JUÁREZ, GUERRERO	41,118,841
PAVIMENTACIÓN Y CONSTRUCCIÓN DE BANQUETAS Y GUARNICIONES CON CONCRETO HIDRÁULICO DE LA CALLE JOSÉ MARÍA MORELOS, COL. CENTRO, EN EL MUNICIPIO DE ZACATEPEC, MORELOS	3,815,237
PAVIMENTACIÓN Y GUARNICIONES, COLONIA CUAUHTÉMOC RIO GRANDE, EN VILLA DE TUTUTEPEC DE MELCHOR OCAMPO, EN EL ESTADO DE OAXACA	2,480,023

PAVIMENTACIÓN Y SERVICIOS DE LA AVENIDA INDEPENDENCIA, COL. CENTRO, COCULA, GUERRERO	5,000,000
PAVIMENTACIONES Y PUENTE VEHICULAR EN EL MUNICIPIO DE COSOLEACAQUE	114,704,921
PAVIMENTO CON CONCRETO HIDRÁULICO DEL CALLEJÓN ROBLES EN LA NOVENA SECCIÓN, EN EL MUNICIPIO DE HEROICA CIUDAD DE JUCHITÁN DE ZARAGOZA, OAXACA	570,259
PAVIMENTO CONCRETO HIDRÁULICO EN CALLE PEDRO C. NEGRETE, ENTRE CALLE HÉROES DEL 47 Y AV. 21 DE MARZO, COLONIA CENTRO, SANTIAGO, NUEVO LEÓN	4,891,645
PAVIMENTO DE ADOQUÍN DEFENSORES DE LA REPÚBLICA, EN SAN PABLO DEL MONTE, EN EL ESTADO DE TLAXCALA	3,500,000
PAVIMENTO DE CONCRETO HIDRÀULICO CALLE PRINCIPAL DE LA COMUNIDAD DE COMOLICA EN EL MUNICIPIO DE ASTACINGA DEL ESTADO DE VERACRUZ	601,783
PAVIMENTO HIDRÁULICO EN EL LIBRAMIENTO, MUNICIPIO DE CHAPA DE MOTA, EN MÉXICO	1,000,000
PAVIMETACIÓN HIDRÁULICA DE LA CALLE PRINCIPAL DE LA LOC. DE PANTITLÁN, CHILAPA DE ÁLVAREZ, GUERRERO	2,700,000
PRIMER ETAPA DEL ADOQUINAMIENTO DE LA C. 10 PONIENTE EN SANTO TOMÁS HUEYOTLIPAN, PUEBLA	1,000,000
PROGRAMA DE PAVIMENTACIÓN E INFRAESTRUCTURA DE VIALIDAD VEHICULAR Y PEATONAL EN EL MUNICIPIO DE CULIACÁN	105,950,000
PROGRAMA DE REPAVIMENTACIÓN EN EL ESTADO DE DURANGO	100,000,000
PROLONGACIÓN DE PASO A DESNIVEL EN AV. LÓPEZ MATEOS Y CALLE J. F. ELIZONDO EN LA CIUDAD DE AGUASCALIENTES	135,000,000
PUENTE DEPRIMIDO DE LA CARRETERA 45 DE BALVANERA, EN EL MUNICIPIO DE CORREGIDORA, QUERÉTARO	148,000,000
PUENTE ELEVADO RÍO DE LAS AVENIDAS, JAVIER ROJO GÓMEZ, EN EL MUNICIPIO DE PACHUCA DE SOTO, HIDALGO	100,000,000
PUENTE PEATONAL INSTALACIONES DE LA FERIA, EN EL MUNICIPIO DE JEREZ, ZACATECAS	2,509,890
PUENTE VEHICULAR "LA UNIDAD" SOBRE RÍO SANTA CATARINA EN EL MUNICIPIO DE CADEREYTA JIMÉNEZ, NUEVO LEÓN	80,000,000
PUENTE VEHICULAR COL. LA ESPERANZA EN LA COMUNIDAD DE SAN PEDRO EN EL MUNICIPIO DE SANTIAGO, NUEVO LEÓN	3,975,429
PUENTE VEHICULAR EN EL ENTRONQUE DE AV. CENTRAL, PALOMAS Y JARDINES DE MORELOS PARA ENLAZAR CON LA CARRETERA LECHERÍA-TEXCOCO, EN EL MUNICIPIO DE ECATEPEC DE MORELOS, MÉXICO	100,000,000
PUENTE VEHICULAR, ACCESO A LINARES NUEVO LEÓN , EN EL MUNICIPIO DE LINARES, NUEVO LEÓN, EN EL MUNICIPIO DE LINARES, NUEVO LEÓN	21,982,261
REACONDICIONAMIENTO AV. HIDALGO, ZACATECAS, ZACATECAS	40,000,000
RECONSTRUCCIÓN DE CAMINO A BASE DE MEZCLA ASFÁLTICA POB. CULICO TRAMO 1, EN EL MUNICIPIO DE CUNDUACÁN, TABASCO	5,000,000
RECONSTRUCCIÓN DE CAMINO A BASE DE MEZCLA ASFÁLTICA POB. CULICO TRAMO 2, EN EL MUNICIPIO DE CUNDUACÁN, TABASCO	5,000,000
REENCARPETAMIENTO DE LA CALLE CONSTITUCIÓN, MUNICIPIO DE AUTLÁN DE NAVARRO, JALISCO	12,000,000
REENCARPETAMIENTO DE LA CALLE MATAMOROS, MUNICIPIO DE AUTLÁN DE NAVARRO, JALISCO	10,000,000
REENCARPETAMIENTO DE VIALIDADES EN LA LOCALIDAD DE SANTA FÉ, MUNICIPIO DE TLAJOMULCO DE ZÚÑIGA, JALISCO	28,887,565
REHABILITACIÓN DEL BOULEVARD INDEPENDENCIA EN EL MUNICIPIO DE TORREÓN, COAHUILA DE ZARAGOZA	30,000,000
REHABILITACIÓN DE AVENIDA AGUAMILPA TRAMO: F.F.C.C. A LA LOCALIDAD DE LA CANTERA DEL KM 3+340 AL KM. 4+840 (TRAMO DEL KM. 3+400 AL KM 3+670) EN TEPIC (SEGUNDA ETAPA), EN EL MUNICIPIO DE TEPIC, NAYARIT	11,000,000
REHABILITACION DE BANQUETAS EN LAS COLONIAS AGRICOLA ORIENTAL PONIENTE, AGRICOLA ORIENTAL CENTRO, AGRICOLA ORIENTAL ORIENTE, PANTITLÁN PONIENTE, PANTITLÁN CENTRO Y PANTITLÁN ORIENTE EN LA DELEGACIÓN IZTACALCO, DISTRITO FEDERAL	10,000,000
REHABILITACIÓN DE BANQUETAS EN VARIAS CALLES DE LA COLONIA MORELOS, DELEGACIÓN CUAUHTÉMOC, DISTRITO FEDERAL	5,000,000
REHABILITACIÓN DE CALLE FELIPE BERRIOZABAL OCUITUCO CENTRO, EN OCUITUCO, EN EL ESTADO DE MORELOS	2,000,000
REHABILITACIÓN DE CAMINO SACACOSECHAS SALSIPUEDES-AL ENTRONQUE DEL CAMINO DEL JOBO-JALTOCAN, MUNICIPIO FRANCISCO Z. MENA, PUEBLA	4,000,000
REHABILITACIÓN DE LA AVENIDA PRESIDENTE MAZARIK EN LA COLONIA POLANCO, DISTRITO FEDERAL	10,000,000

REHABILITACIÓN DE LA CARRETERA LECHERÍA- CUAUTITLÁN, EN EL MUNICIPIO DE CUAUTITLÁN IZCALLI, ESTADO DE MÉXICO, EN EL MUNICIPIO DE CUAUTITLÁN IZCALLI, MÉXICO	40,000,000
REHABILITACIÓN DE PAVIMENTO HIDRÁULICO, BANQUETAS Y GUARNICIONES EN LA C. CORREGIDORA DEL MUNICIPIO DE COSAUTLÁN DE CARVAJAL DEL ESTADO DE VERACRUZ	1,574,552
REHABILITACIÓN DE PAVIMIENTO ASFÁLTICO EN DIVERSAS CALLES DE LA LOCALIDAD DE SANTA LUCÍA DEL CAMINO, EN EL MUNICIPIO DE SANTA LUCÍA DEL CAMINO, OAXACA	11,500,000
REHABILITACIÓN INTEGRAL DE CALLE EN LA LOC. DE CALAQUIOCO, EN EL MUNICIPIO DE CHOCAMÁN, VERACRUZ DE IGNACIO DE LA LLAVE	1,357,000
REHABILITACIÓN INTEGRAL DE CALLE PRINCIPAL ENTRE CALLE LOS ÁLVAREZ, EN LA LOC. DE SAN JOSÉ NERIA, EN EL MUNICIPIO DE CHOCAMÁN, VERACRUZ DE IGNACIO DE LA LLAVE	2,715,000
REHABILITACIÓN INTEGRAL DE CALLE PRIVADA AL SALÓN EJIDAL DE LA LOC. DE SAN JOSÉ NERIA, EN EL MUNICIPIO DE CHOCAMÁN, VERACRUZ DE IGNACIO DE LA LLAVE	928,000
RENOVACIÓN DE IMAGEN URBANA EN LA CABECERA MUNICIPAL, INCLUYE RECONSTRUCCIÓN DE BANQUETAS-RAMPAS, PASOS PEATONALES Y EMPEDRADOS, EN EL MUNICIPIO DE MASCOTA, JALISCO	4,875,000
REPAVIMENTACIÓN CON CONCRETO HIDRÁULICO DE LA CALLE PIRUL COL. FRAMBOYANES, MUNICIPIO DE CENTRO, TABASCO	552,400
REPAVIMENTACIÓN DE LA 6TA. AVENIDA, ENTRE AV. HIGINIO GUERRA Y AV. RIVA PALACIO, COLONIA EL SOL, EN EL MUNICIPIO DE NEZAHUALCÓYOTL, MÉXICO	6,415,000
REPAVIMENTACIÓN DE LA AV. VALLE DE BRAVO, ENTRE AV. CUAUHTÉMOC Y AV. RIVA PALACIO, COLONIA MARAVILLAS, EN EL MUNICIPIO DE NEZAHUALCÓYOTL, MÉXICO	5,585,000
SEGUNDA ETAPA DE LA AMPLIACIÓN DE LA AVENIDA TECNOLÓGICO, EN EL MUNICIPIO DE METEPEC, MÉXICO, EN EL MUNICIPIO DE METEPEC, MÉXICO	5,000,000
SOBRECARPETA ASFÁLTICA DE 3 CM DE ESPESOR EN CALLE FRANCISCO SARABIA ENTRE CALLE FRANCISCO MARQUEZ Y CALLE FRANCISCO VILLA, EN EL MUNICIPIO DE CAMARGO, CHIHUAHUA	462,000
SOBRECARPETA ASFÁLTICA DE 3 CM DE ESPESOR EN CALLE HIDALGO ENTRE CALLE 5 DE MAYO Y CALLE PEDRO MORENO, EN EL MUNICIPIO DE CAMARGO, CHIHUAHUA	241,500
SOBRECARPETA ASFÁLTICADE 3 CM DE ESPESOR EN CALLE GUERRERO ENTRE CALLE LERDO DE TEJADA Y CALLE IGNACIO COMONFORT, EN EL MUNICIPIO DE CAMARGO, CHIHUAHUA	336,000
SOBRECARPETA ASFÁLTICADE 3 CM DE ESPESOR EN CALLE MATAMOROS ENTRE CALLE ALDAMA Y ASEQUIA DEL PATROCINIO, EN EL MUNICIPIO DE CAMARGO, CHIHUAHUA	147,000
SOBRECARPETA ASFÁLTICADE 3 CM DE ESPESOR EN CALLE PEDRO MORENO ENTRE CALLE GUERRERO Y AVE. JUAREZ, EN EL MUNICIPIO DE CAMARGO, CHIHUAHUA	189,000
SOBRECARPETA ASFÁLTICADE 3 CM DE ESPESOR EN CALLE TOMILLO ENTRE CALLE LECHUGUILLAS Y CALLE COLIFLOR, EN EL MUNICIPIO DE CAMARGO, CHIHUAHUA	73,500
SOBRECARPETA ASFÁLTICADE 3 CM DE ESPESOR EN CALLE TRIAS ENTRE CALLE ALDAMA Y CALLE MINA, EN EL MUNICIPIO DE CAMARGO, CHIHUAHUA	220,500
TRAMO CARRETERO DEL CAMPO OCHO AL CAMPO NUEVE DE LA COMUNIDAD DE LA HONDA, EN EL MUNICIPIO DE MIGUEL AUZA, ZACATECAS	3,000,000
TRAMO CARRETERO EN JARDINES DE LA NUEVA ESPAÑA A ENTRONQUE EN CARRETERA MIGUEL AUZA - LA HONDA, EN EL MUNICIPIO DE MIGUEL AUZA, ZACATECAS	2,000,000
PROYECTOS DE INFRAESTRUCTURA VIAL EN SALAMANCA, GUANAJUATO	40,000,000
PAVIMENTACIÓN CONCRETO HIDRÁULICO, CALLE ALACIO PÉREZ, TRAMO ALLENDE A CUAUHTÉMOC, COL. CENTRO, VERACRUZ DE IGNACIO DE LA LLAVE	2,000,000
PAVIMENTACIÓN CONCRETO HIDRAULICO, CALLE IGNACIO DE LA LLAVE, TRAMO ALLENDE A CUAUHTÉMOC, COL. CENTRO, VERACRUZ DE IGNACIO DE LA LLAVE	3,000,000
PAVIMENTACIÓN DE CONCRETO HIDRÁULICO, GUARNICIONES Y BANQUETAS EN CALLE MARTE TRAMO, AV. 12 DE OCTUBRE A LA CALLE GALAXIA COL. ZONA DE ORO I., GUANAJUATO	5,700,753
PAVIMENTACIÓN DE CONCRETO HIDRÁULICO, GUARNICIONES Y BANQUETAS EN CALLE MEMBRILLO TRAMO ANIS- GRANGENO COL. DEL BOSQUE 3RA SECCIÓN, GUANAJUATO	3,355,115
PAVIMENTACIÓN DE CONCRETO HIDRÁULICO, GUARNICIONES Y BANQUETAS EN CALLE CHAPULTEPEC, TRAMO CHAPULTEPEC- FONDO DE CALLE EN EL BARRIO DE LA RESURECCIÓN, GUANAJUATO	444,132
RECONSTRUCCIÓN CON CONCRETO HIDRÁULICO DE LA AVENIDA REVOLUCIÓN ENTRE CALLE URANGA Y PRIVADA MÉXICO, PUEBLA	20,000,000
CONSTRUCCIÓN DE PAVIMENTOS CON CONCRETO HIDRÁULICO EN EL MUNICIPIO DE TIERRA BLANCA, VERACRUZ DE IGNACIO DE LA LLAVE	4,000,000
CONSTRUCCIÓN DE PAVIMENTO CON CONCRETO HIDRÁULICO EN LA PRIVADA DOROTEO ARANGO, COL. AMPLIACIÓN DEPORTIVA, VERACRUZ DE IGNACIO DE LA LLAVE	1,000,000
CONSTRUCCIÓN DE PAVIMENTO CON CONCRETO HIDRÁULICO EN CANDIDO AGUILAR ENTRE PROLONGACIÓN ZAMORA Y J. ORTIZ DE D., VERACRUZ DE IGNACIO DE LA LLAVE	1,900,000

CONSTRUCCIÓN DE PAVIMENTO CON CONCRETO HIDRÁULICO EN LA COLONIA OBRERA CAMPESINA DE LA LOCALIDAD DE EL TEJAR, VERACRUZ DE IGNACIO DE LA LLAVE	1,000,000
CONSTRUCCIÓN DE PAVIMENTACIONES DE CONCRETO HIDRÁULICO EN EL MUNICIPIO DE SOCHIAPA, VERACRUZ DE IGNACIO DE LA LLAVE	5,000,000
PAVIMENTACIÓN, GUANAJUATO	12,000,000
PAVIMENTACIÓN DE VARIAS CALLES EN EL MUNICIPIO DE BOCA DEL RÍO, VERACRUZ DE IGNACIO DE LA LLAVE	10,000,000
REHABILITACIÓN DE INFRAESTRUCTURA VIAL EN EL MUNICIPIO DE COTAXTLA, VERACRUZ DE IGNACIO DE LA LLAVE	3,000,000
REHABILITACIÓN DE INFRAESTRUCTURA VIAL DEL MUNICIPIO DE SAYULA DE ALEMÁN, VERACRUZ DE IGNACIO DE LA LLAVE	3,000,000
REHABILITACIÓN DE INFRAESTRUCTURA VIAL EN LA COL. MANUEL GONZÁLEZ, VERACRUZ DE IGNACIO DE LA LLAVE	3,000,000
CONCRETO HIDRÁULICO EN TRAMO CAPRICHO HISCOTILLAS, VERACRUZ DE IGNACIO DE LA LLAVE	2,000,000
CONCRETO HIDRÁULICO EN LA COL. AGRARIA, VERACRUZ DE IGNACIO DE LA LLAVE	1,900,000
CONCRETO HIDRÁULICO EN LA COL. MURILLO VIDAL, VERACRUZ DE IGNACIO DE LA LLAVE	1,600,000
PROYECTO DE REHABILITACIÓN CON CONCRETO HIDRÁULICO EN LA CALLE DE ALLENDE , VERACRUZ DE IGNACIO DE LA LLAVE	1,500,000
CONCRETO HIDRÁULICO EN LA CALLE 5 DE MAYO, VERACRUZ DE IGNACIO DE LA LLAVE	1,200,000
CONCRETO HIDRÁULICO DE CALLE JOSÉ MARÍA MORELOS, VERACRUZ DE IGNACIO DE LA LLAVE	800,000
CONCRETO HIDRÁULICO PILHUATEPEC-EL CENTRO, VERACRUZ DE IGNACIO DE LA LLAVE	1,000,000
REHABILITACIÓN DE LA AV. BENITO JUÁREZ, VERACRUZ DE IGNACIO DE LA LLAVE	1,000,000
CONCRETO HIDRÁULICO EN LA CALLE MIGUEL HIDALGO Y LA CALLE PORFIRIO DÍAZ COLONIA CENTRO DE MEDELLÍN DE BRAVO, VERACRUZ DE IGNACIO DE LA LLAVE	2,000,000
CONCRETO HIDRÁULICO DE LA CALLE JESÚS AQUINO, VERACRUZ DE IGNACIO DE LA LLAVE	2,000,000
PAVIMENTACIÓN DE LA CALLE PRINCIPAL DE LA COMUNIDAD LADRILLERAS DEL REFUGIO, GUANAJUATO	2,000,000
PAVIMENTACIÓN DEL CAMINO A LA COMUNIDAD DE ALFARO, GUANAJUATO	3,000,000
PAVIMENTACIÓN DEL CAMINO SAN JUAN DE OTATES-LABORCITA, GUANAJUATO	1,750,000
REHABILITACIÓN DE CALLES DE LA CABECERA MUNICIPAL DE TONAYA, JALISCO	4,000,000
REHABILITACIÓN DE DIVERSAS CALLES EN EL MUNICIPIO DE TONILA, JALISCO	469,672
PAVIMENTACIÓN EN ARIZPE, 2500 MT2, SONORA	2,000,000
PAVIMENTACIÓN ROSALES Y SANTOS DEGOLLADO DE LOCALIDAD DE ARIZPE 1900 MT2, ENTRE CALLE TERCERA Y CUARTA, Y SEXTA Y OCTAVA, SONORA	1,500,000
PAVIMENTACIÓN ASFÁLTICA CAMINO A LAS ALAZANAS, NUEVO LEÓN	10,000,000
RECARPETEO CIENEGA DE FLORES 3 ETAPA , VARIAS CALLES, NUEVO LEÓN	15,000,000
PAVIMENTACIÓN C. GUADALUPE VICTORIA, CABECERA MUNICIPAL DE ACUITZIO, MICHOACÁN DE OCAMPO	1,500,000
PAVIMENTACIÓN DE CALLEJÓN TURÍSTICO EN EL MUNICIPIO DE GUANACEVÍ, DURANGO	349,026
PAVIMENTACIÓN DE AV. MIGUEL HIDALGO Y COSTILLA DE CIUDAD MORELOS, BAJA CALIFORNIA	3,000,000
PAVIMENTACIÓN DE AVENIDA LEONA VICARIO DE CIUDAD MORELOS, BAJA CALIFORNIA	2,000,000
PAVIMENTACIÓN DE 30,000 M2 EN EL MUNICIPIO DE OPICHEN, YUCATÁN	10,000,000
CONSTRUCCIÓN DE PAVIMENTACIÓN EN DIVERSAS CALLES DEL MUNICIPIO DE JESÚS MARÍA, AGUASCALIENTES	3,500,000
PAVIMENTACIÓN CON CONCRETO HIDRÁULICO CALLE MARIANO ESCOBEDO, CABECERA MUNICIPAL DE TANQUIÁN DE ESCOBEDO, SAN LUIS POTOSÍ	5,000,000
PAVIMENTACIÓN DE LA CALLE CARRANZA ENTRE RODOLFO G. ROBLES Y CALLE 5 DE MAYO, CABECERA MUNICIPAL DE EL FUERTE, SINALOA	5,200,000
PAVIMENTACIÓN DE CALLES DE LA COLONIA FRANCISCO ZERTUCHE, NUEVO LEÓN	3,000,000
REHABILITACIÓN DE PAVIMENTO ASFÁLTICO EN CALLE CARPINTEROS ENTRE 1 DE MAYO Y 20 DE NOVIEMBRE, NUEVO LEÓN	5,827,975
REHABILITACIÓN DE PAVIMENTO ASFÁLTICO EN CALLE MANUEL MUZQUIZ ENTRE 1RA AVENIDA Y AV MANUEL ORDOÑEZ, NUEVO LEÓN	5,398,720
REHABILITACIÓN DE PAVIMENTO ASFÁLTICO EN CALLE BENITO JUÁREZ ENTRE CARLOS I Y REAL DEL VALLE, NUEVO LEÓN	2,790,405

REHABILITACIÓN DE PAVIMENTO ASFÁLTICO EN CALLE SIERRA LEONA ENTRE PASEO DE LAS ORQUÍDEAS Y CARRETERA MTY- SALTILLO, NUEVO LEÓN	3,105,230
REHABILITACIÓN DE PAVIMENTO ASFÁLTICO EN CALLE IXHUATÁN ENTRE COATLICUE Y XOLOTL, NUEVO LEÓN	2,877,670
PAVIMENTACIÓN EN AV. GÓMEZ MORÍN. TRAMO AV CARNICERITO-C. ANDRÉS Z. BARBA, JALISCO	6,800,000
PAVIMENTACIÓN C. SANTOS ROMO. TRAMO C. PASEO DEL RÍO BOULEVARD ANACLETO GONZÁLEZ FLORES, JALISCO	3,200,000
PAVIMENTACIÓN DE CALLE JULIO MARTÍNEZ DE LA COMUNIDAD DE OJO AGUA DE PICACHO, JALISCO	5,000,000
PAVIMENTACIÓN DE LA CALLE VICENTE GUERRERO DE LA COMUNIDAD DE PASO DE PIEDRA 2DA ETAPA, JALISCO	5,000,000
REMODELACIÓN DE CALLES DE LA CABECERA MUNICIPAL DEL POBLADO DE TONAYA, JALISCO	5,000,000
CONSTRUCCIÓN DE GUARNICIONES, BANQUETAS, ALUMBRADO Y MEJORAMIENTO DE AV. NACIONAL ORIENTE, TRAMO: C. DOLORES A ESC. SEC. TEC. NO. 28 TELPOCHCALLI, SAN PABLO ATLAZALPAN, MÉXICO	10,000,000
PAVIMENTACIÓN EN CONCRETO HIDRÁULICO DE CALLE SÓCRATES EN LA COLONIA LA CUESTA, JALISCO	500,000
PAVIMENTACIÓN EN CONCRETO HIDRÁULICO DE CALLE Nº 2 EN LA COLONIA LA CUESTA, JALISCO	500,000
PAVIMENTACIÓN EN CONCRETO HIDRÁULICO DE CALLE CACAHUATE EN LA COLONIA SAN ISIDRO (1ERA ETAPA), JALISCO	1,250,000
PAVIMENTACIÓN EN CONCRETO HIDRÁULICO EN CALLE Nº 3 Y PRIVADA Nº 3 EN LA COLONIA LOMALINDA, JALISCO	1,800,000
PAVIMENTACIÓN EN CONCRETO HIDRÁULICO DE CALLE VICTORIANO MÁRQUEZ EN LA COLONIA LAS ANTENAS, JALISCO	1,500,000
PAVIMENTACIÓN EN CONCRETO HIDRÁULICO DE CALLE RÍO DE LA PLATA EN LA COLONIA EL PEDREGOSO, JALISCO	3,000,000
PAVIMENTACIÓN EN CONCRETO HIDRÁULICO DE CALLE AMATISTAS EN LA COLONIA LAS MORAS III, JALISCO	1,700,000
PAVIMENTACIÓN EN CONCRETO HIDRÁULICO Y BANQUETAS DE CALLE SIMÓN BOLÍVAR EN LA COLONIA CENTRO, JALISCO	1,500,000
PAVIMENTACIÓN EN CONCRETO HIDRÁULICO DE CALLE DE LAS ROSAS EN LA COLONIA EL HERRERO, JALISCO	2,000,000
PAVIMENTACIÓN EN CONCRETO HIDRÁULICO DE CALLE CARLOS GALLARDO CAMPOS EN LA COLONIA MI NUEVO SAN JUAN, JALISCO	1,650,000
PAVIMENTACIÓN EN CONCRETO HIDRÁULICO DE CALLE ARQ. JUAN RODRÍGUEZ ESTRADA EN LA COLONIA MI NUEVO SAN JUAN, JALISCO	1,650,000
PAVIMENTACIÓN EN CONCRETO HIDRÁULICO DE CALLE PROFA. RAFAELA GUTIÉRREZ EN LA COLONIA MI NUEVO SAN JUAN, JALISCO	1,650,000
PAVIMENTACIÓN EN CONCRETO HIDRÁULICO DE CALLE PROFA. MARÍA PADILLA EN LA COLONIA MI NUEVO SAN JUAN, JALISCO	1,650,000
PAVIMENTACIÓN EN CONCRETO HIDRÁULICO DE CALLE HERRERO EN LA COLONIA EL HERRERO, JALISCO	750,000
PAVIMENTACIÓN EN CONCRETO HIDRÁULICO DE CALLE ROBLE EN LA COLONIA EL RIVIERA, JALISCO	1,200,000
PAVIMENTACIÓN EN CONCRETO HIDRÁULICO Y BANQUETAS DE CALLE INDEPENDENCIA DE CALLE MATAMOROS A CALLE CALVARIO EN LA COLONIA CENTRO, JALISCO	1,200,000
CONSTRUCCIÓN DE GUARNICIONES, BANQUETAS Y EMPEDRADO AHOGADO EN CONCRETO EN LA CALLE PROLONGACIÓN ROBERTO PALOMERA, COLONIA POZOS ZARCOS, JALISCO	3,650,000
CONSTRUCCIÓN DE EMPEDRADO AHOGADO EN CONCRETO EN LA COMUNIDAD DE LOS ZAPOTES, JALISCO	2,140,000
CONSTRUCCIÓN DE GUARNICIONES, BANQUETAS Y EMPEDRADO AHOGADO EN CONCRETO EN LAS CALLES: CISNES, GOLONDRINAS, PALOMAS, PLAYA DEL POZONEIXTLE, EN LA COLONIA LA CIÉNEGA, JALISCO	8,960,000
REENCARPETAMIENTO DEL LIBRAMIENTO ORIENTE EN LA CABECERA MUNICIPAL DE TALPA DE ALLENDE, JALISCO	1,815,000
REENCARPETAMIENTO DEL CAMINO TALPA DE ALLENDE - LOS OCOTES, JALISCO	1,680,000
REENCARPETAMIENTO DEL CAMINO TALPA DE ALLENDE - LA CUESTA, JALISCO	1,425,000
CONSTRUCCIÓN DE GUARNICIONES, BANQUETAS Y EMPEDRADO AHOGADO EN CONCRETO EN LA CALLES: ARBOLEDA Y EUCALIPTO, EN LA COLONIA LA MEZA, JALISCO	2,830,000
PAVIMENTACIÓN EN CONCRETO, BANQUETAS Y MACHUELOS EN LA CALLE CUAUHTÉMOC, JALISCO	5,500,000



PAVIMENTACIÓN EN CONCRETO, BANQUETAS Y MACHUELOS EN LA CALLE ZARAGOZA EN LA DELEGACIÓN DE SANTA FE, JALISCO	4,500,000
RECONSTRUCCIÓN DEL CAMINO RURAL DESDE EL PUENTE RÓMULO O'FARRIL, JALISCO	10,000,000
PAVIMENTACIÓN EN CONCRETO, BANQUETAS Y MACHUELOS EN PROLONGACIÓN PROGRESO EN LA DELEGACIÓN DE SANTA FE, JALISCO	2,500,000
PROYECTOS DE INFRAESTRUCTURA VIAL, GUANAJUATO	10,000,000
PAVIMENTACIÓN EN EL MUNICIPIO DE CHEMAX, YUCATÁN	15,000,000
PAVIMENTACIÓN EN EL MUNICIPIO DE OPICHEN, YUCATÁN	5,000,000
CONSTRUCCIÓN DE BANQUETAS Y GUARNICIONES EN LA COMUNIAD DE MESA DE FUENTES EN GRAL. ENRIQUE ESTRADA, ZACATECAS	392,312
CONSTRUCCIÓN DE BANQUETAS Y GUARNICIONES EN LA COMUNIDAD DE CIENEGUITAS DE TAPIAS EN GRAL. ENRIQUE ESTRADA, ZACATECAS	442,656
CONSTRUCCIÓN DE BANQUETAS Y GUARNICIONES EN LA COMUNIDAD DE FÉLIX U. GÓMEZ DE GRAL. ENRIQUE ESTRADA, ZACATECAS	730,800
CONSTRUCCIÓN DE BANQUETAS Y GUARNICIONES EN LA COMUNIDAD DE ADJUNTAS DEL PEÑASCO DE GRAL. ENRIQUE ESTRADA, ZACATECAS	864,432
CONSERVACIÓN DE CAMINOS RURALES, ZACATECAS	10,000,000
PAVIMENTACIÓN CON CONCRETO HIDRÁULICO DE CALLE VICENTE GUERRERO, CHIHUAHUA	4,000,000
PAVIMENTACIONES EN LA CALLE QUINTA A LA LUZ DEL SAUZ, CHIHUAHUA	1,300,000
ENCEMENTADO DE LA CALLE 20 DE NOVIEMBRE CABECERA MUNICIPAL DE IGNACIO ZARAGOZA, CHIHUAHUA	1,400,000
PAVIMENTACIÓN SECCIONAL DE "LA BOQUILLA", CHIHUAHUA	1,000,000
PAVIMENTACIÓN DE LA CALLE ESCUDERO EN LA CABECERA MUNICIPAL DE BACHÍNIVA, CHIHUAHUA	1,500,000
PAVIMENTACIÓN DE AVENIDAS PRINCIPALES, CHIHUAHUA	3,000,000
REHABILITACIÓN DE PAVIMENTACIÓN EN PRIMER CUADRO DE LA ZONA CENTRO, CHIHUAHUA	4,000,000
CONTINUACIÓN DEL BLVD PROGRESO, SONORA	182,000,000
CONSERVACIÓN DE CAMINOS VECINALES, SONORA	50,000,000
PROYECTOS DE INFRAESTRUCTURA VIAL, SONORA	110,000,000
FERROCARRIL VÍA CORTA TIJUANA-TECATE, REHABILITACIÓN DE VÍAS, BAJA CALIFORNIA	224,800,000
MODERNIZACIÓN BLVD LÁZARO CÁRDENAS, BAJA CALIFORNIA	75,000,000
AMPLIACIÓN DEL ACCESO CARRETERA MEXICALI - TIJUANA, ENTRE EL BLVD. LÁZARO CÁRDENAS Y BLVD. HÉCTOR TERA T, BAJA CALIFORNIA	55,800,000
MANTENIMIENTO VIAL EN EL CUADRANTE 1 DEL MUNICIPIO DE PUEBLA, PUEBLA	30,000,000
MANTENIMIENTO VIAL EN EL CUADRANTE 2 DEL MUNICIPIO DE PUEBLA, PUEBLA	30,000,000
MANTENIMIENTO VIAL EN EL CUADRANTE 3 DEL MUNICIPIO DE PUEBLA, PUEBLA	30,000,000
MANTENIMIENTO VIAL EN EL CUADRANTE 4 DEL MUNICIPIO DE PUEBLA, PUEBLA	30,000,000
REHABILITACIÓN DE PAVIMENTO EN CALLE HACIENDA SAN JUAN, COLONIA SAN JUAN, NUEVO LEÓN	1,800,000
REHABILITACIÓN DE PAVIMENTO EN COLONIA MITRAS NORTE PRIMER SECTOR, NUEVO LEÓN	12,780,000
REHABILITACIÓN DE PAVIMENTO EN COLONIA JARDÍN DE LAS TORRES , NUEVO LEÓN	5,960,000
REHABILITACIÓN DE PAVIMENTO EN COLONIA OBISPADO, NUEVO LEÓN	4,200,000
REHABILITACIÓN DE PAVIMENTO EN FRACCIONAMIENTO SIMÓN BOLÍVAR, NUEVO LEÓN	5,825,000
URBANIZACIÓN EN CALLES EN BRAVO, QUERÉTARO	1,000,000
PAVIMENTACIÓN PROL. CUAUHTÉMOC, QUERÉTARO	1,500,000
REENCARPETAMIENTO CALLE JOSÉ MARÍA MORELOS, TLAXCALA	8,000,000
PAVIMENTACIÓN CALLE PRINCIPAL XALTIPAN, TLAXCALA	6,000,000
PAVIMENTACIÓN CALLE 5 DE MAYO CENTRO, TLAXCALA	2,000,000
PAVIMENTACIÓN CALLE EMILIANO ZAPATA CENTRO, TLAXCALA	4,000,000
PAVIMENTACIÓN CALLE REFORMA XALTIPAN, TLAXCALA	1,000,000
PAVIMENTACIÓN CALLE LAS TORTUGAS COMUNIDAD GUADALUPE VICTORIA, TLAXCALA	1,000,000
PAVIMENTACIÓN CALLE ANTIGUA AGRICOLA COLONIA SAN JUAN, TLAXCALA	1,750,000
PAVIMENTACIÓN CALLE VENUSTIANO CARRANZA COMUNIDAD ACOPINALCO DEL PEÑON, TLAXCALA	2,000,000
PAVIMENTACIÓN CALLE FERROCARRIL MEXICANO COMUNIDAD ACOPINALCO DEL PEÑON, TLAXCALA	1,250,000



PAVIMENTACIÓN CALLE PINO SUAREZ COMUNIDAD VISTA HERMOSA, TLAXCALA	1,000,000
PAVIMENTACIÓN CALLE CUAUHTEMOC COMUNIDAD VISTA HERMOSA, TLAXCALA	1,500,000
PAVIMENTACIÓN CALLE EMILIO SANCHEZ PIEDRAS BARRIO DE XOLALPAN, TLAXCALA	2,000,000
PAVIMENTACIÓN AVENIDA 16 DE SEPTIEMBRE CENTRO, TLAXCALA	2,000,000
PAVIMENTACIÓN DE DISTINTAS CALLES DEL MUNICIPIO DE CUAJINICUILAPA, GUERRERO	13,000,000
PAVIMENTACIÓN DE DISTINTAS CALLES DEL MUNICIPIO DE PILCAYA, GUERRERO	13,000,000
PAVIMENTACIÓN DE DISTINTAS CALLES DEL MUNICIPIO DE TEPECOACUILCO DE TRUJANO, GUERRERO	14,000,000
PAVIMENTACIÓN DE AV. GUADALUPE (3ERA ETAPA), ENTRE CALLE JOSE MARIA Y CARRETERA AL EPAZOTE , SAN LUIS POTOSÍ	4,349,049
PAVIMENTACIÓN DE CALLE MATAMOROS ENTRE CALLE MAZATLAN Y PAVIMENTO EXISTENTE, SAN LUIS POTOSÍ	297,815
PAVIMENTACIÓN DE CALLE PROLONGACION 10 DE MAYO ENTRE CALLE TULIPANES Y CARRETERA A GUANAME, SAN LUIS POTOSÍ	428,586
PAVIMENTACIÓN DE CALLE FRANCISCO I. MADERO, ENTRE ESCUELA Y CAMINO A SANTA RITA, SAN LUIS POTOSÍ	2,902,359
PAVIMENTACIÓN DE CALLE ALTAMIRA, ENTRE CALLE MAZATLAN Y CAMINO AL SALITRE, SAN LUIS POTOSÍ	2,104,787
PAVIMENTACIÓN DE CALLE OJO DE AGUA, ENTRE CALLE MANANTIALES Y CALLE NOGALES, SAN LUIS POTOSÍ	1,813,995
PAVIMENTACIÒN DE CALLE 20 DE NOVIEMBRE, ENTRE CALLE LEANDRO VALLE Y CENTRO DE SALUD, SAN LUIS POTOSÍ	1,337,992
PAVIMENTACIÒN DE CALLE PRIVADA DE GUADALUPE, ENTRE CALLE A. GUADALUPE Y CALLE FRANCISCO VILLA, SAN LUIS POTOSÍ	1,341,294
PAVIMENTACIÒN DE CALLE RIO BRAVO, ENTRE CALLE ZACATECAS Y CALLE ALTAMIRA, SAN LUIS POTOSÍ	489,416
PAVIMENTACIÓN DE CALLE SAN LUIS (COL. SAN FRANCISCO), ENTRE CALLE MEXICO Y CALLE ZACATECAS, SAN LUIS POTOSÍ	1,852,289
PAVIMENTACIÓN DE CALLE BATALLA DE CELAYA, ENTRE CALLE AMADO NERVO Y CAMINO AL SALITRE, SAN LUIS POTOSÍ	1,034,687
PAVIMENTACIÓN DE CALLE SAN LUIS ENTRE CARRETERA A CHARCAS Y FABRICA ARNECOM, SAN LUIS POTOSÍ	3,682,570
PAVIMENTACIÓN DE CALLE TULIPANES ENTRE CALLE LAS ROSAS Y CARRETERA AL RANCHITO, SAN LUIS POTOSÍ	1,372,036
PAVIMENTACIÓN DE CALLE PRIV.GUADALUPE VICTORIA ENTRE CALLE GUADALUPE VICTORIA Y ANTENA TELCEL, SAN LUIS POTOSÍ	565,139
PAVIMENTACIÓN DE CALLE CUAUHTEMOC ENTRE CALLE AV GUADALUPE Y CARRANZA, SAN LUIS POTOSÍ	1,547,017
PAVIMENTACIÓN DE CALLE MORELOS ENTRE CALLE GALEANA Y CALLE DAMIAN CARMONA, SAN LUIS POTOSÍ	1,349,943
PAVIMENTACIÓN DE CALLE VIOLETAS ENTRE CALLE JAZMIN Y CARRETERA AL POLOCOTE, SAN LUIS POTOSÍ	1,065,958
PAVIMENTACIÓN DE CALLE HIDALGO ENTRE CALLE ZARAGOZA Y PROL. HIDALGO, SAN LUIS POTOSÍ	785,446
PAVIMENTACIÓN DE CALLE ADOLFO LOPEZ MATEOS ENTRE CALLE LEANDRO VALLE Y CALLE SAN LUIS, SAN LUIS POTOSÍ	702,840
PAVIMENTACIÓN DE CALLE ADOLFO LÓPEZ MATEOS ENTRE CALLE TULIPANES Y CARRETERA AL POLOCOTE, SAN LUIS POTOSÍ	2,371,599
PAVIMENTACIÓN DE CALLE JAZMIN ENTRE CALLE CLAVELES Y CALLE VIOLETAS, SAN LUIS POTOSÍ	878,075
PAVIMENTACIÓN DE CALLE JOSE VASCONCELOS ENTRE CALLE SATURNINO CEDILLO Y CAMINO AL RANCHITO, SAN LUIS POTOSÍ	1,708,247
PAVIMENTACIÓN DE CALLEJON DEL RECREO ENTRE CALLE ZARAGOZA Y CALLE INDEPENDENCIA, SAN LUIS POTOSÍ	2,727,895
PAVIMENTACIÓN DE CALLES FRACC. FLORES AZULES ENTRE CARRETERA AL POLOCOTE DE ARRIBA Y CALLES MARGARITAS, CLAVELES, AZUCENAS, GLADIOLAS, GARDENIAS, SAN LUIS POTOSÍ	633,237
PAVIMENTACIÓN DE CALLE PRIV. 20 DE NOVIEMBRE ENTRE CALLE 20 DE NOVIEMBRE Y CANAL, SAN LUIS POTOSÍ	551,930
PAVIMENTACIÓN DE CALLE JUAN DE LA BARRERA ENTRE CALLE JOSE SICTO VERDUZCO E INGNACIO LÓPEZ RAYÓN, SAN LUIS POTOSÍ	2,271,426

PAVIMENTACIÓN DE CALLE FRANCISCO MARQUEZ ENTRE CALLE CORNEIO DE ZARATE Y CRISTO REY, SAN LUIS POTOSÍ	1,299,156
PAVIMENTACIÓN DE CALLE MAZATLAN ENTRE CALLE MEXICO Y CALLE ZACATECAS, SAN LUIS POTOSÍ	1,849,161
PAVIMENTACIÓN DE CALLE JOSE SIXTO VERDUZCO ENTRE CALLE JUAN DE LA BARRERA Y VICENTE SUAREZ, SAN LUIS POTOSÍ	1,821,371
PAVIMENTACIÓN CON CONCRETO ESTAMPADO VARIAS CALLES DEL CENTRO DE MAINERO, TAMAULIPAS	9,700,000
PAVIMENTACIÓN EJIDO FRANCISCO CASTELLANOS ZONA RURAL, TAMAULIPAS	1,000,000
PAVIMENTACIÓN EJIDO XICOTÉNCATL 1 UNIDAD, TAMAULIPAS	1,300,000
PAVIMENTACIÓN EJIDO XICOTÉNCATL (ZOYATE) II UNIDAD, TAMAULIPAS	1,100,000
MODERNIZACION DE LA CARR. SENDERO NACIONAL DE RASTRO MUNICIPAL A SUR 3 (EJ. LOS ARADOS, TAMAULIPAS)	19,498,120
MODERNIZACION DE LA CARR. A CD. VICTORIA (PEDRO CARDENAS) DE ROMULO RODRIGUEZ A PRIV. EJ. LA LUZ, TAMAULIPAS	19,472,174
CONSTRUCCIÓN DE BLVD. COSTERO DE CADENAMIENTO 0+750 A 1+665, TAMAULIPAS	19,399,895
MODERNIZACION DE LA AV. LAURO VILLAR DE REPÚBLICA DE CUBA A JOSE ARRESE, TAMAULIPAS	11,703,485
REHABILITACION DE CARPETA ASFÁLTICA EN AV. DIVISION DEL NORTE DE REPÚBLICA DE CUBA A AV. INTERNACIONAL, TAMAULIPAS	18,188,407
REHABILITACION DE LA BRECHA ESTE 14 DE CARR. MAT. - REY. A BRECHA SUR 12, A BASE DE SELLO ASFÁLTICO, TAMAULIPAS	11,200,000
PAVIMENTACIÓN LÁZARO CÁRDENAS ENTRE ALTAMIRA Y ANDADOR DE LOS SANTOS, COL. BAHÍA, TAMAULIPAS	2,295,503
PAVIMENTACIÓN MATAMOROS ENTRE CAVAZOS LERMA Y BENITO JUÁREZ ZONA CENTRO, TAMAULIPAS	2,849,780
PAVIMENTACIÓN CALLE SIN NOMBRE ENTRE CALLE EMILIANO ZAPATA Y CALLE LIC. MIGUEL DE LA MADRID COL. AMPLIACIÓN LÓPEZ MATEOS, TAMAULIPAS	2,553,384
PAVIMENTACIÓN ALTAMIRA ENTRE MORELOS Y LÁZARO CÁRDENAS , TAMAULIPAS	2,295,733
PAVIMENTACIÓN Y REHABILITACIÓN DE AVENIDAS Y CALLES DIVERSAS, TAMAULIPAS	30,000,000
PAVIMENTACIÓN PROL MANUEL CAVAZOS L ENTRE BENITO JUÁREZ Y MORELOS ZONA CENTRO, TAMAULIPAS	2,357,305
PAVIMENTACIÓN CALLE TAMPICO ENTRE CALLE PERIMETRAL Y CALLE REYNOSA COL. JOSE DE ESCANDON, TAMAULIPAS	1,623,372
PAVIMENTACIÓN CALLE CUATRO ENTRE ONCE Y UNO FRACC. MONTE ALTO, TAMAULIPAS	2,183,314
PAVIMENTACIÓN DOS ENTRE ONCE Y ONCE COL. MONTE ALTO SIPOBLADUR, TAMAULIPAS	2,180,893
PAVIMENTACIÓN FERNANDO MONTES DE OCA ENTRE LERMA Y VICENTE SUAREZ COL. ALTAMIRA SEC. 2, TAMAULIPAS	1,478,564
PAVIMENTACIÓN REFORMA ENTRE FCO J MINA E INDEPENDENCIA COL. TAMPICO ALTAMIRA SEC. 2, TAMAULIPAS	1,402,908
PAVIMENTACIÓN OCAMPO ENTRE REV HUMANISTA Y A LÓPEZ MATEOS (CFE) COL. TAMPICO ALTAMIRA SEC. 2, TAMAULIPAS	2,717,064
PAVIMENTACIÓN CALLE FRANCISCO VILLA ENTRE CALLE MIGUEL HIDALGO Y CALLE 2 DE JUNIO COL. NVO LOMAS DEL REAL, TAMAULIPAS	1,032,510
PAVIMENTACIÓN MARTIN ZAMARRIPA ENTRE 13 DE ENERO Y MARIANO CABALLERO COL. LA PEDRERA, TAMAULIPAS	2,385,000
PAVIMENTACIÓN MADERO ENTRE ACAPULCO Y MIRLO FRACC. SANTA ELENA SEC. 2, TAMAULIPAS	1,592,109
COLOCACIÓN DE ASFALTO EJIDO MAGDALENO AGUILAR, TAMAULIPAS	1,500,000
PAVIMENTACIÓN CALLE HIDALGO ENTRE CALLE EMILIANO ZAPATA Y CALLE SIN NOMBRE. COL. JARDIN, TAMAULIPAS	2,033,735
PAVIMENTACIÓN CALLE CARMIN ENTRE CALLE GIRASOLES Y CALLE LIRIO COL. ALEJANDRO BRIONES SEC. 1, TAMAULIPAS	1,023,600
COLOCACIÓN DE ASFALTO EJIDO LA PRESA, TAMAULIPAS	2,000,000
COLOCACIÓN DE ASFALTO EJIDO PLAN DE AYALA, TAMAULIPAS	2,000,000
COLOCACIÓN DE ASFALTO EJIDO PLAN DE IGUALA, TAMAULIPAS	6,000,000
PAVIMENTACIÓN HIDRÁULICA COL. LUIS DONALDO COLOSIO, TAMAULIPAS	6,000,000
PAVIMENTO ASFÁLTICO, CORDÓN DE CONCRETO, BANQUETA DE CONCRETO. COLONIA LOS FRESNOS POBLADO ANÁHUAC, TAMAULIPAS	3,700,000
PAVIMENTACIÓN ASFÁLTICA, CORDÓN DE CONCRETO, BANQUETA DE CONCRETO. PARA LA CALLE PRINCIPAL COLONIA FUNDADORES. POBLADO ANÁHUAC, TAMAULIPAS	3,700,000

PAVIMENTACIÓN ASFÁLTICA EN EL EJIDO DE SAN MIGUEL, TAMAULIPAS	2,000,000
PAVIMENTACIÓN HIDRÁULICA CALLE EMMA GODOY, LOC. EL CARRIZAL, HIDALGO	500,000
PAVIMENTACIÓN ASFÁLTICA CALLE IGNACIO ZARAGOZA, HIDALGO	1,300,000
PAVIMENTACIÓN HIDRÁULICA CALLE SAN FRANCISCO MENDOZA, HIDALGO	2,024,359
PAVIMENTACIONES CABECERA MUNICIPAL DE TENANGO DE DORIA, HIDALGO	1,379,906
PAVIMENTACIONES CABECERA MUNICIPAL DE TEZONTEPEC DE ALDAMA, HIDALGO	1,670,000
PROYECTOS DE INFRAESTRUCTURA ECONÓMICA	**2,333,843,571**
AERÓDROMO DE PLAYA DEL CARMEN SEGUNDA ETAPA	45,000,000
AHORRO Y EFICIENCIA ENERGÉTICA DE LA UNIVERSIDAD DE GUANAJUATO	10,943,876
ALUMBRADO PÚBLICO PUERTO AVENTURAS, SOLIDARIDAD, QUINTANA ROO	7,000,000
AMPLIACIÓN DE LA RED DE AGUA POTABLE, QUECHULTENANGO, GUERRERO	3,000,000
AMPLIACIÓN DE LA RED DE DISTRIBUCIÓN DE ENERGÍA ELÉCTRICA EN COLONIAS DE IXTALTEPEC, EN EL MUNICIPIO DE ASUNCIÓN IXTALTEPEC, OAXACA	2,500,000
AMPLIACIÓN DE LA RED DE ENERGÍA ELÉCTRICA EN SAN ANTONIO DEL MONTE, MUNICIPIO CIUDAD IXTEPEC EN EL ESTADO DE OAXACA	369,026
AMPLIACIÓN DE LA RED DE ENERGÍA ELÉCTRICA, DE EJIDO EL CARACOL, EN EL MUNICIPIO DE VALLECILLO, NUEVO LEÓN	8,000,000
AMPLIACIÓN DE LA RED DE ENERGÍA ELÉCTRICA, EN LAS CALLES: PRIV. DE JACARANDAS, TULIPANES, DALIAS, PRIV. DE LIRIOS, CONTINUACIÓN DE NARDOS Y AMAPOLAS EN LA COL. AMPLIACIÓN SANTA LUCÍA, LOCALIDAD SANTA LUCÍA DEL CAMINO	3,500,000
AMPLIACIÓN DE LA RED ELÉCTRICA DE LA COMUNIDAD DE VICENTE GUERRERO, ATOYAC DE ÁLVAREZ, GUERRERO	1,100,000
AMPLIACIÓN DE LA RED ELÉCTRICA EN PLAYA DEL CARMEN, COL. CRISTO REY, SOLIDARIDAD QUINTANA ROO	10,775,000
AMPLIACIÓN DE RED DE ENERGÍA ELÉCTRICA EN LA LOCALIDAD OJO DE AGUA , EN EL MUNICIPIO DE SANTA CRUZ NUNDACO, OAXACA	5,300,000
AMPLIACIÓN DE RED ELÉCTRICA EN LAS CALLES MARÍA TORRES URIBIETA, CARLOS SÁNCHEZ, FERNANDO LUIS Y DAVID VELÁZQUEZ EN LA COL. MARIANO MONTERO DE LA CIUDAD DE JUCHITÁN DE ZARAGOZA, OAXACA	400,000
AMPLIACIÓN DE RED ELÉCTRICA EN VARIAS COLONIAS DE LA DELEGACIÓN CUAUHTÉMOC, DISTRITO FEDERAL, PRIMERA ETAPA TLATELOLCO	10,000,000
AMPLIACIÓN DEL SISTEMA DE AGUA POTABLE EN LA LOCALIDAD DE SAN MARTÍN (LÍNEA DE CONDUCCIÓN), EN EL MUNICIPIO DE SAN JOSÉ CHILTEPEC, OAXACA	1,050,000
ANDADOR PEATONAL QUE CONDUCE AL MERCADO Y AL HOSPITAL, COYUCA DE BENÍTEZ, GUERRERO	5,300,000
BANQUETAS Y GUARNICIONES EN LA COL. FORJADORES, SOLIDARIDAD, QUINTANA ROO	2,000,000
BANQUETAS Y GUARNICIONES EN LA COL. TIGRILLO, SOLIDARIDAD, QUINTANA ROO	1,725,000
CENTRO DE CONVENCIONES EN EL MUNICIPIO DE TOLUCA, ESTADO DE MÉXICO	100,000,000
CENTRO DE CONVENCIONES EN SAN CRISTÓBAL DE LAS CASAS, CHIAPAS	200,000,000
COLOCACIÓN DE ALUMBRADO PÚBLICO COLONIA GRANJAS MEZQUITE SUR, CALLE TORO ENTRE CALLE 60 Y 68 EN EL MUNICIPIO DE CHIHUAHUA, CHIHUAHUA	200,000
COLOCACIÓN DE ALUMBRADO PÚBLICO EN COLONIA 2 DE OCTUBRE Y VISTA AVALOS, VARIAS CALLES EN CHIHUAHUA, CHIHUAHUA	800,000
COLOCACIÓN DE ALUMBRADO PÚBLICO EN COLONIA 20 ANIVERSARIO, CALLE PLAN DE AYALA Y CALLE NUEVO TRIUNFO EN CHIHUAHUA, CHIHUAHUA	200,000
COMPLEJO ADMINISTRATIVO CANCÚN	100,000,000
CONSOLIDACIÓN DEL CENTRO TURÍSTICO Y RECREATIVO ISLA SAN MARCOS, AGUASCALIENTES	40,000,000
CONSTRUCCIÓN DE ALCANTARILLADO PLUVIAL DE SANTA MARÍA JACATEPEC PRIMERA, EN EL MUNICIPIO DE SANTA MARÍA JACATEPEC, OAXACA	1,921,212
CONSTRUCCIÓN DE ALUMBRADO PÚBLICO EN EL PARQUE INFANTIL "FCO VILLA" EN EL MUNICIPIO DE JIMÉNEZ, CHIHUAHUA	900,000
CONSTRUCCIÓN DE ANDADOR E ILUMINACIÓN EN RÍO PARQUE, TECATE, BAJA CALIFORNIA	4,000,000
CONSTRUCCIÓN DE BANQUETAS Y GUARNICIONES EN BOULEVARD ACCESO MATÍAS ROMERO, SEGUNDA ETAPA, EN EL MUNICIPIO DE MATÍAS ROMERO AVEDAÑO, OAXACA	4,500,000
CONSTRUCCIÓN DE CANAL DE LA CORTADURA, TRAMOS 1, 5 Y 6, EN EL MUNICIPIO DE TAMPICO, TAMAULIPAS	120,000,000
CONSTRUCCIÓN DE COLECTOR Y EMISOR DE LA RED DE ALCANTARILLADO SANITARIO RÍO LA LABOR, EN EL MUNICIPIO DE ASUNCIÓN NOCHIXTLÁN, OAXACA	12,386,000
CONSTRUCCIÓN DE DRENAJE PLUVIAL "NUEVO SIGLO", EN EL MUNICIPIO DE AHOME, SINALOA	11,000,000



CONSTRUCCIÓN DE DRENAJE PLUVIAL DE LA CALLE CONSTITUCIÓN ENTRE LA CALLE ALLENDE Y GUADALUPE VICTORIA, EN EL MUNICIPIO DE CIUDAD IXTEPEC, OAXACA	6,000,000
CONSTRUCCIÓN DE DRENAJE PLUVIAL EN MATÍAS ROMERO DE AVENDAÑO, OAXACA	9,500,000
CONSTRUCCIÓN DE EMBARCADERO, PLAZALETA Y ESTACIONAMIENTO EN EL POBLADO BARRA DE COYUCA DE BENITEZ, EN EL MUNICIPIO DE ACAPULCO DE JUÁREZ, EN GUERRERO	3,000,000
CONSTRUCCIÓN DE LA ESTACIÓN DE LA BIODIVERSIDAD EN EL MUNICIPIO DE CALAKMUL, CAMPECHE	15,000,000
CONSTRUCCIÓN DE LA PRESA "LA TRANQUILIDAD", EN LA COMUNIDAD LOS BURRONES, EN EL MUNICIPIO DE GUANAJUATO, GUANAJUATO	40,000,000
CONSTRUCCIÓN DE MERCADO MUNICIPAL EN EL MUNICIPIO DE LA BARCA, JALISCO.	15,000,000
CONSTRUCCIÓN DE PLANTA DE TRATAMIENTO PRIMARIO DE AGUAS RESIDUALES EN LA COMUNIDAD DE SAN ANDRÉS DEL MUNICIPIO DE MOLCAXAC, PUEBLA	626,562
CONSTRUCCIÓN DE PLUVIAL EN LA COLONIA, RANCHO GONZÁLEZ, TECATE, BAJA CALIFORNIA	2,000,000
CONSTRUCCIÓN DE RED DE AGUA POTABLE Y ALCANTARILLADO EN LA COMUNIDAD DE JESÚS TERAN (EL MUERTO), EN EL MUNICIPIO DE EL LLANO, AGUASCALIENTES	2,310,000
CONSTRUCCIÓN DE RED DE DISTRIBUCIÓN DE AGUA POTABLE CON TUBERÍAS DE 8", 6" Y 3" DE DIÁMETRO. COLONIA 11 DE FEBRERO SEGUNDA ETAPA, VARIAS CALLES. MUNICIPIO DE CHIHUAHUA	3,000,000
CONSTRUCCIÓN DE RED DE DISTRIBUCIÓN DE AGUA POTABLE CON TUBERÍAS DE 10" A 3" DE DIÁMETRO, VARIAS COLONIAS Y CALLES EN EL MUNICIPIO DE CHIHUAHUA, CHIHUAHUA	12,000,000
CONSTRUCCIÓN DE RED DE DISTRIBUCIÓN DE AGUA POTABLE CON TUBERÍAS DE 10", 8" Y 3" DE DIÁMETRO. COLONIA VALLE GRANDE, VARIAS CALLES. MUNICIPIO DE CHIHUAHUA	2,050,000
CONSTRUCCIÓN DE RED SUBTERRÁNEA ELÉCTRICA DE LAS CALLES DEL CENTRO DE LA COMUNIDAD, EN EL MUNICIPIO DE SANTA CATARINA JUQUILA, OAXACA	12,996,383
CONSTRUCCIÓN DE RELLENO SANITARIO TIPO "D" PRIMER ETAPA CON NOMBRE "RELLENO EL TAMALÍN", PARA EL MUNICIPIO DE TAMALÍN, VERACRUZ DE IGNACIO DE LA LLAVE	10,000,000
CONSTRUCCIÓN DEL CIRCUITO ECOTRURÍSTICO "EL CORCHITO", (PRIMERA ETAPA DE LA REHABILITACIÓN Y ADAPTACIÓN DE LA ANTIGUA CARRETERA PROGRESO - CHICXULUB)	51,000,000
CONSTRUCCIÓN DEL DRENAJE PLUVIAL DE LA CIUDAD DE TLAXCALA, EN TLAXCALA, TLAXCALA	138,200,000
CONSTRUCCIÓN DEL PARQUE FOTOVOLTAICA, EN EL MUNICIPIO DE ESCUINAPA, SINALOA	30,000,000
CONSTRUCCIÓN DEL SISTEMA DE AGUA POTABLE EN LA LOCALIDAD FORTINO J. PINACHO, EN EL MUNICIPIO DE SAN JOSÉ CHILTEPEC, OAXACA	3,700,000
CONSTRUCCIÓN TELEFÉRICO CRISTO DE LAS NOAS - PASEO MORELOS, EN EL MUNICIPIO DE TORREÓN, COAHUILA DE ZARAGOZA	60,000,000
CONSTRUCCIÓN Y EQUIPAMIENTO DE POZO, TANQUE ELEVADO Y RAMAL ELÉCTRICO, LOCALIDAD LA JOYA, EN EL MUNICIPIO DE SANTA MARÍA JACATEPEC, OAXACA	1,689,314
CONSTRUCCIÓN, REHABILITACIÓN Y MODERNIZACIÓN DEL COMPLEJO TRES CENTURIAS EN AGUASCALIENTES, TERCERA ETAPA	150,000,000
DRENAJE COLONIA AGUAJITO, EN EL MUNICIPIO DE CHOIX, SINALOA	6,000,000
DRENAJE DE SURUTATO, EN EL MUNICIPIO DE BADIRAGUATO, SINALOA	7,000,000
FORMACIÓN DE LINEAS DE DISTRIBUCIÓN ELECTRICA EN EL FRACCIONAMIENTO "LA LINEA" EN EL MUNICIPIO DE TELCHAC PUERTO, EN EL MUNICIPIO DE TELCHAC PUERTO, YUCATÁN	678,225
FORMACIÓN DE LINEAS DE DISTRIBUCIÓN ELECTRICA EN EL FRACCIONAMIENTO "TELCHAC ORIENTE" EN EL MUNICIPIO DE TELCHAC PUERTO, EN EL MUNICIPIO DE TELCHAC PUERTO, YUCATÁN	642,631
INSTALACIÓN DE POZO DE AGUA POTABLE, POBLACIÓN ESCAPE DE LAGUNILLAS, CHIAUTLA, PUEBLA	1,000,000
INSTALACIÓN DE RED DE AGUA POTABLE, RED SANITARIA Y COLECTORES SANITARIOS ZONA NOR-PONIENTE EN MUNICIPIO DE QUERÉTARO	90,000,000
INSTALACIÓN DE RED DE AGUA POTABLE, RED SANITARIA, LÍNEAS DE CONDUCCIÓN Y COLECTORES SANITARIOS DEL SISTEMA SAN FRANCISCO ARROYO HONDO, EN EL MUNICIPIO DE CORREGIDORA, QUERÉTARO	110,000,000
INTRODUCCIÓN DE ENERGÍA ELÉCTRICA EN LA ESCUELA SECUNDARIA GENERAL "DONAJI", COL. INSURGENTES, EN EL MUNICIPIO DE SAN JUAN BAUTISTA TUXTEPEC, OAXACA	500,000
INTRODUCCIÓN DE INFRAESTRUCTURA DE AGUA POTABLE EN CARMEN, CAMPECHE	50,000,000
MEJORAMIENTO URBANO EN LA LOCALIDAD DE NUEVO CONHUÁS MUNICIPIO DE CALAKMUL, CAMPECHE	5,000,000
MODERNIZACIÓN DE SISTEMA AGUA POTABLE, INCLUYE SUSTITUCIÓN DE LINEAS OBSOLETAS, SECTORIZACIÓN Y EFICIENTACIÓN DE SISTEMA EN CABECERA MUNICIPAL, MANUEL BENAVIDES, CHIHUAHUA	5,000,000
OBRAS COMPLEMENTARIAS CÉLULA INDUSTRIAL, JALPA, ZACATECAS	2,950,000
PRIMERA ETAPA "CAL" REHABILITACION Y CONSTRUCCIÓN DE LÍNEA DE CONDUCCIÓN Y CAPTACIÓN DE AGUA POTABLE EN LA CABECERA MUNICIPAL, DEL MUNICIPIO CASTILLO DE TEAYO DEL ESTADO DE VERACRUZ	2,000,000



PROGRAMA DE INFRAESTRUCTURA ECONÓMICA PARA EL MUNICIPIO DE CULIACÁN	16,500,000
PROYECTO EÓLICO EN EL ESTADO DE SONORA	50,000,000
RED DE AGUA POTABLE COLONIA CRISTO REY, ZONA PONIENTE, SOLIDARIDAD, QUINTANA ROO	10,000,000
RED DE DRENAJE SANITARIO EN BARRIO LOS CHARCOS, EN EL MUNICIPIO DE TULA, TAMAULIPAS	5,049,661
RED DE DRENAJE SANITARIO EN EJIDO LÁZARO CÁRDENAS, EN EL MUNICIPIO DE TULA, TAMAULIPAS	4,049,662
RED DE DRENAJE SANITARIO EN EJIDO MAGDALENO CEDILLO, EN EL MUNICIPIO DE TULA, TAMAULIPAS	4,049,661
RED DE DRENAJE SANITARIO EN EJIDO MAMALEÓN, EN EL MUNICIPIO DE TULA, TAMAULIPAS	4,020,662
RED DE DRENAJE SANITARIO EN EJIDO MIGUEL HIDALGO, EN EL MUNICIPIO DE TULA, TAMAULIPAS	5,049,661
RED DE DRENAJE SANITARIO EN EJIDO SAN JUAN Y EJIDO CELSO HUERTA, EN EL MUNICIPIO DE TULA, TAMAULIPAS	4,011,662
RED DE DRENAJE SANITARIO EN EJIDO TANQUE BLANCO, EN EL MUNICIPIO DE TULA, TAMAULIPAS	4,049,661
RED DE DRENAJE SANITARIO EN SAN ANTONIO DE NAHOLA, EN EL MUNICIPIO DE TULA, TAMAULIPAS	4,009,661
REHABILITACIÓN DE AEROPISTAS EN EL ESTADO DE CAMPECHE	32,000,000
REHABILITACIÓN DE ALUMBRADO PÚBLICO EN EL CENTRO DEL CERCADO EN EL MUNICIPIO DE SANTIAGO, NUEVO LEÓN	2,000,008
REHABILITACIÓN DE ALUMBRADO PÚBLICO EN LAS COLONIAS ÁLVARO OBREGÓN, CABEZA DE JUÁREZ, CUCHILLA DEL MORAL, EL GAVILÁN I, II, III Y IV, FUENTES DE ZARAGOZA, OJITO DE AGUA, P.R.I., PRADOS IZTAPALAPA, PRESIDENTES DE MÉXICO, PURÍSIMA, PURÍSIMA ATLAZOLPA Y VOCEADORES DE MÉXICO, DELEGACIÓN IZTAPALA, DISTRITO FEDERAL	10,000,000
REHABILITACIÓN DE ALUMBRADO PÚBLICO, COMUNIDAD MALEAÑOS, EN EL MUNICIPIO DE SANTIAGO, NUEVO LEÓN	1,408,354
REHABILITACIÓN DE ALUMBRADO PÚBLICO, COMUNIDAD PIEDRA DE FIERROS, EN EL MUNICIPIO DE SANTIAGO, NUEVO LEÓN	1,850,000
REHABILITACIÓN DE ALUMBRADO PÚBLICO, COMUNIDAD SAN PEDRO, EN EL MUNICIPIO DE SANTIAGO, NUEVO LEÓN	1,850,000
REHABILITACIÓN DE PLANTA DE TRATAMIENTO APIZACO B, EN APIZACO Y YAUHQUEMEHCAN, TLAXCALA	93,000,000
REHABILITACIÓN MERCADO MUNICIPAL PIEDRAS NEGRAS	10,000,000
RELLENOS SANITARIOS EN DIVERSOS MUNICIPIOS DEL ESTADO, EN EL MUNICIPIO DE COBERTURA ESTATAL, CHIAPAS	100,000,000
RENOVACIÓN DE LUMINARIAS PARA ALUMBRADO PÚBLICO EN CALLES TURÍSTICAS DEL MUNICIPIO DE BUSTAMANTE, NUEVO LEÓN	1,000,000
TELEFÉRICO DE ZACATECAS	17,000,000
TERCERA ETAPA DEL MUSEO DE CADEREYTA	5,298,982
FORMACIÓN DE LINEAS DE DISTRIBUCIÓN ELÉCTRICA EN EL FRACCIONAMIENTO "CASTILLO" EN EL MUNICIPIO DE TELCHAC PUERTO, EN EL MUNICIPIO DE TELCHAC PUERTO, YUCATÁN	615,898
ALUMBRADO PÚBLICO, VERACRUZ DE IGNACIO DE LA LLAVE	35,500,000
SUSTITUCIÓN DE RED DE DRENAJE Y DESCARGAS DOMICILIARIAS DE LAS CALLES MIGUEL HIDALGO Y GUADALUPE VICTORIA EN LA COMUNIDAD DE PUEBLO JUÁREZ, COLIMA	726,470
SUSTITUCIÓN DE RED DE AGUA POTABLE Y TOMAS DOMICILIARIAS DE LAS CALLES MIGUEL HIDALGO Y GUADALUPE VICTORIA EN LA COMUNIDAD DE PUEBLO JUÁREZ, COLIMA	328,370
REHABILITACIÓN DEL ALUMBRADO PÚBLICO EN LA COMUNIDAD SAN JOSÉ DEL POTRERO, GUANAJUATO	300,000
CORREDOR TURÍSTICO PEATONAL, NUEVO LEÓN	13,500,000
CONSTRUCCIÓN DE COLECTOR SANITARIO LAS GRANJAS CABECERA MUNICIPAL DE UNIÓN DE SAN ANTONIO, JALISCO	5,000,000
CENTRO DE CAPACITACIÓN E INNOVACIÓN 029606, SONORA	15,000,000
AMPLIACIÓN DE RED DE DRENAJE (LAS CRUCES), ZACATECAS	1,000,000
CONSTRUCCIÓN DE PLANTA DE TRATAMIENTO DE AGUAS RESIDUALES, ZACATECAS	3,500,000
CONSTRUCCIÓN DEL SISTEMA DE AGUA POTABLE, ZACATECAS	1,500,050
CLÍNICA DE CUIDADOS BASICOS, CHIHUAHUA	1,500,000
AGUA POTABLE EN "CERRO GRANDE", CHIHUAHUA	4,000,000
ACUEDUCTO REVOLUCIÓN , SONORA	70,000,000
INFRAESTRUCTURA DE AGUA POTABLE, SONORA	63,500,000
CONCLUSIÓN DE MULTIFORO, EDIFICIO ICBC Y ANDADORES ÁREAS VERDES PLAZA 11 DE JULIO, BAJA CALIFORNIA	50,000,000
CONSTRUCCIÓN DE DRENAJE PLUVIAL EN CALLE MIGUEL VALENTÍN Y RODRIGO ZURIAGA EN COLONIA	3,500,000



HIDALGO , NUEVO LEÓN	
CONSTRUCCIÓN DE DRENAJE PLUVIAL EN CALLE EMILIANO ZAPATA COLONIA MADERO HACIENDA, NUEVO LEÓN	4,000,000
CONSTRUCCIÓN DE DRENAJE PLUVIAL EN CALLE HACIENDA SAN JUAN CRUZ CON SEGURIDAD SOCIAL COLONIA HACIENDA MITRAS, NUEVO LEÓN	6,345,000
CONSTRUCCIÓN DE DRENAJE PLUVIAL EN CALLE SENDA DEL ACAHUAL ENTRE PASEO DEL AGUA Y SENDA COLONIA VILLA LAS FUENTES, NUEVO LEÓN	3,120,000
CONSTRUCCIÓN DE DRENAJE PLUVIAL EN CALLE PASEO DEL ARROYO ENTRE PASEO DE LAS FUENTES Y PASEO DEL LAGO COLONIA DEL PASEO RESIDENCIAL , NUEVO LEÓN	2,160,000
CONSTRUCCIÓN DE DRENAJE PLUVIAL EN CALLE MANELAO Y HÉCUBA COLONIA VALLE DE INFONAVIT, NUEVO LEÓN	4,000,000
CONSTRUCCIÓN DE DRENAJE PLUVIAL EN COLONIA TRABAJADORES, NUEVO LEÓN	20,159,544
CONSTRUCCCIÓN DE REPRESA EN CAÑADA DE COLONIA MISION DE SANTA CATARINA, NUEVO LEÓN	20,913,384
CONSTRUCCIÓN DE DRENAJE PLUVIAL EN COL. EL FRUTAL, NUEVO LEÓN	8,927,072
REHABILITACIÓN Y MANTENIMIENTO DE LA PLANTA TRATADORA DE AGUA POTABLE Y DE RED DE DRENAJE SANITARIO ZONA CENTRO DE MAINERO, TAMAULIPAS	5,300,000
CONSTRUCCIÓN DE DRENAJE PLUVIAL EN C. AMADO NERVO EN FRACC. DE NORTE, TAMAULIPAS	10,000,000
ALUMBRADO PÚBLICO EN LA AV. DIAGONAL CUAUHTEMOC DE CALLE SEXTA A BLVD. MANUEL CAVAZOS LERMA, TAMAULIPAS	2,374,327
ALUMBRADO PÚBLICO EN AV. CARLOS SALAZAR ENTRE MANUEL CAVAZOS LERMA Y AV. DEL TRABAJO, TAMAULIPAS	3,556,422
CONSTRUCCIÓN DE LÍNEA DE DRENAJE PLUVIAL DE CALLE LAGUNA MAYRAN ENTRE CALLE 18 Y 20, COL. BUENAVISTA, TAMAULIPAS	7,734,824
CONSTRUCCIÓN DE LÍNEA DE DRENAJE PLUVIAL DE CALLE PLAN DE AYUTLA ENTRE DIAZ MIRON Y M. ESPINOZA, FRACC. MODERNO, TAMAULIPAS	5,831,375
CONSTRUCCIÓN DE ESTACIÓN DE BOMBEO DE AGUAS PLUVIALES Y LÍNEA DE PRESION, TAMAULIPAS	11,039,971
PROYECTOS DE INFRAESTRUCTURA GUBERNAMENTAL	**433,446,545**
AMPLIACIÓN DEL EDIFICIO MUNICIPAL 1RA. ETAPA, EN EL MUNICIPIO DE AUTLÁN DE NAVARRO, JALISCO	5,000,000
CENTRO DE SERVICIOS DE ATENCIÓN A LA CIUDADANIA, FRESNILLO, ZACATECAS	200,000,000
CONSTRUCCIÓN DE EDIFICIO COMPLEMENTARIO Y REMODELACIÓN DEL EDIFICIO DE LA PRESIDENCIA MUNICIPAL EN CABECERA MUNICIPAL, MUNICIPIO DE LÓPEZ, CHIHUAHUA	3,500,000
CONSTRUCCIÓN DE EDIFICIO COMPLEMENTARIO Y REMODELACIÓN DEL EDIFICIO DE LA PRESIDENCIA MUNICIPAL EN LA CABECERA MUNICIPAL DE MUNICIPIO DE MANUEL BENAVIDES	3,500,000
CONSTRUCCIÓN DE ESTACIÓN DE POLICÍA Y TRÁNSITO EN LA CABECERA MUNICIPAL, DOCTOR GONZÁLEZ, NUEVO LEÓN	6,500,000
CONSTRUCCIÓN DE PALACIO MUNICIPAL DE SAN JUAN BAUTISTA CUICATLÁN, OAXACA	12,000,000
CONSTRUCCIÓN DEL CAMPO DE ENTRENAMIENTO MILITAR PARA LA MARINA, EN VALLE DE BRAVO, ESTADO DE MÉXICO	100,000,000
CONSTRUCCIÓN DEL CUARTEL GENERAL DE SEGURIDAD PÚBLICA DE HIDALGO, PACHUCA DE SOTO, HIDALGO	50,000,000
CONSTRUCCIÓN, EQUIPAMIENTO E INSTALACIONES DE LA UNIDAD DE PROTECCIÓN CIVIL Y BOMBEROS CIRCUITO METROPOLITANO SUR, MUNICIPIO DE TLAJOMULCO DE ZÚÑIGA, JALISCO	26,946,545
INFRAESTRUCTURA DEL AEROPUERTO "PLAN DE GUADALUPE", EN EL MUNICIPIO DE RAMOS ARIZPE, COAHUILA DE ZARAGOZA	16,000,000
REHABILITACIÓN DEL EDIFICIO DE LA SEDE DELEGACIONAL DE CUAUHTÉMOC EN MINA ESQUINA ALDAMA EN LA COLONIA BUENAVISTA, DELEGACIÓN CUAUHTÉMOC, DISTRITO FEDERAL	5,000,000
REHABILITACIÓN DEL INTERNADO DE LA BENEMÉRITA ESCUELA NORMAL DE COAHUILA, EN EL MUNICIPIO DE SALTILLO	5,000,000
PROYECTOS DE INFRAESTRUCTURA REGIONAL Y MUNICIPAL	**4,801,233,900**
INFRAESTRUCTURA MUNICIPAL EN JEREZ, ZACATECAS	9,240,300
INFRAESTRUCTURA MUNICIPAL EN SAN FRANCISCO DE CONCHOS	413,703
INFRAESTRUCTURA MUNICIPAL EN SANTA ISABEL	300,000
INFRAESTRUCTURA MUNICIPAL EN SATEVÓ	1,000,000
INFRAESTRUCTURA PARA EL DESARROLLO DE ZACATECAS	15,680,000
PROGRAMA DE CONSTRUCCIÓN Y REHABILITACIÓN DE INFRAESTRUCTURA EDUCATIVA	50,000,000
PROGRAMA DE INFRAESTRUCTURA EDUCATIVA EN EL ESTADO DE CHIAPAS	400,000,000
PROGRAMA DE TECHUMBRES	30,000,000
PROGRAMA ESTATAL DE PAVIMENTACIÓN CON CONCRETO HIDRÁULICO	80,000,000
PROYECTO DE INFRAESTRUCTURA EN EL MUNICIPIO DE SANTA CRUZ XOXOCOTLÁN, OAXACA	17,999,897

PROYECTO DE INFRAESTRUCTURA MUNICIPAL EN LEÓN, GUANAJUATO	5,000,000
PROYECTO DE INFRAESTRUCTURA URBANA EN EL DISTRITO FEDERAL	450,000,000
PROYECTOS DE DESARROLLO REGIONAL	100,000,000
PROYECTOS DE DESARROLLO REGIONAL EN EL ESTADO DE BAJA CALIFORNIA SUR	500,000,000
PROYECTOS DE DESARROLLO REGIONAL EN EL ESTADO DE GUANAJUATO	500,000,000
PROYECTOS DE INFRAESTRUCTURA EN EL ESTADO DE PUEBLA	400,000,000
PROYECTOS DE INFRAESTRUCTURA MUNICIPAL EN EL ESTADO DE ZACATECAS	17,200,000
PROYECTOS DE INFRAESTRUCTURA MUNICIPAL EN MEXICALI, BAJA CALIFORNIA	160,000,000
PROYECTOS DE INFRAESTRUCTURA REGIONAL EN COLIMA	60,000,000
PROYECTOS DE INFRAESTRUCTURA URBANA	100,000,000
PROGRAMA DE INFRAESTUCTURA MUNICIPAL EN SAN LUIS RÍO COLORADO, SONORA	10,000,000
PROYECTOS DE INFRAESTRUCTURA MUNICIPAL, SONORA	15,000,000
DIVERSOS PROYECTOS DE DESARROLLO REGIONAL EN EL ESTADO DE GUANAJUATO, GUANAJUATO	10,000,000
PROYECTOS DE INFRAESTRUCTURA MUNICIPAL EN PITIQUITO, SONORA	3,500,000
INFRAESTRUCTURA MUNICIPAL EN AGUASCALIENTES, AGUASCALIENTES	6,100,000
INFRAESTRUCTURA MUNICIPAL EN CALVILLO, AGUASCALIENTES	5,500,000
PROGRAMA DE INFRAESTRUCTURA, JALISCO	6,000,000
PROYECTOS DE INFRAESTRUCTURA PARA LA DELEGACIÓN BENITO JUAREZ, DISTRITO FEDERAL	140,000,000
PROYECTOS DE INFRAESTRUCTURA EN EL MUNICIPIO DE SALAMANCA, GUANAJUATO	50,000,000
PROYECTOS DE INFRAESTRUCTURA MUNICIPAL EN MANZANILLO, COLIMA	40,000,000
PROYECTOS DE DESARROLLO E INFRAESTRUCTURA MUNICIPAL EN MÉRIDA, YUCATÁN	70,000,000
INFRAESTRUCTURA URBANA EN MAZATLÁN, SINALOA	95,000,000
INFRAESTRUCTURA URBANA EN GUASAVE, SINALOA	60,000,000
INFRAESTRUCTURA URBANA EN ANGOSTURA, SINALOA	40,000,000
INFRAESTRUCTURA URBANA EN CULIACÁN, SINALOA	25,000,000
PROYECTOS DE INFRAESTRUCTURA MUNICIPAL EN BOCA DEL RÍO, VERACRUZ DE IGNACIO DE LA LLAVE	120,000,000
PROYECTOS DE DESARROLLO MUNICIPAL EN PUEBLA	10,000,000
INFRAESTRUCTURA MUNICIPAL EN CENOTILLO, YUCATÁN	20,000,000
INFRAESTRUCTURA MUNICIPAL EN UAYMA, YUCATÁN	10,000,000
INFRAESTRUCTURA MUNICIPAL, YUCATÁN	10,000,000
INFRAESTRUCTURA MUNICIPAL EN ARROYO SECO, QUERÉTARO	2,000,000
INFRAESTRUCTURA MUNICIPAL EN CORREGIDORA, QUERÉTARO	3,500,000
INFRAESTRUCTURA MUNICIPAL EN PEDRO ESCOBEDO, QUERÉTARO	2,000,000
INFRAESTRUCTURA MUNICIPAL EN AMIALCO, QUERÉTARO	2,500,000
INFRAESTRUCTURA MUNICIPAL EN RIVA PALACIO	300,000
PROYECTOS DE INFRAESTRUCTURA Y DESARROLLO REGIONAL, SONORA	60,000,000
PROYECTOS ESTRATÉGICOS DE DESARROLLO, SONORA	50,000,000
PROYECTO DE INFRAESTRUCTURA EN LA ZONA CONURBADA DE PUEBLA, PUEBLA	766,600,000
PROYECTOS DE DESARROLLO URBANO EN EL ESTADO DE PUEBLA, PUEBLA	100,000,000
PROYECTOS DE INFRAESTRUCTURA MUNICIPAL EN EL MUNICIPIO DE JESUS MARÍA, AGUASCALIENTES	34,400,000
PROYECTOS DE DESARROLLO REGIONAL EN EL MUNICIPIO DE CALVILLO, AGUASCALIENTES	37,000,000
INFRAESTRUCTURA PARA EL DESARROLLO MUNICIPAL DE AGUASCALIENTES, AGUASCALIENTES	100,000,000

ANEXO 21. RAMO 25 PREVISIONES Y APORTACIONES PARA LOS SISTEMAS DE EDUCACIÓN BÁSICA, NORMAL, TECNOLÓGICA Y DE ADULTOS (pesos)

	MONTO
Previsiones para servicios personales para los servicios de educación básica en el Distrito Federal, para el Fondo de Aportaciones para la Nómina Educativa y Gasto Operativo (FONE) y para el Fondo de Aportaciones para la Educación Tecnológica y de Adultos	13,319,790,110
Aportaciones para los servicios de educación básica y normal en el Distrito Federal	33,560,375,150



ANEXO 22. RAMO 33 APORTACIONES FEDERALES PARA ENTIDADES FEDERATIVAS Y MUNICIPIOS (pesos)

	MONTO
Fondo de Aportaciones para la Nómina Educativa y Gasto Operativo (FONE):	330,325,823,796
Servicios Personales	298,886,341,193
Otros de Gasto Corriente 1/	10,749,607,402
Gasto de Operación	12,012,945,449
Fondo de Compensación	8,676,929,752
Fondo de Aportaciones para los Servicios de Salud	77,845,081,243
Fondo de Aportaciones para la Infraestructura Social, que se distribuye en:	58,502,952,951
Entidades	7,091,407,201
Municipal y de las Demarcaciones Territoriales del Distrito Federal	51,411,545,750
Fondo de Aportaciones para el Fortalecimiento de los Municipios y de las Demarcaciones Territoriales del Distrito Federal	59,263,903,039
Fondo de Aportaciones Múltiples, que se distribuye para erogaciones de:	18,827,154,148
Asistencia Social	8,660,490,908
Infraestructura Educativa	10,166,663,240
Fondo de Aportaciones para la Educación Tecnológica y de Adultos, que se distribuye para erogaciones de:	6,020,432,337
Educación Tecnológica	3,797,109,534
Educación de Adultos	2,223,322,803
Fondo de Aportaciones para la Seguridad Pública de los Estados y del Distrito Federal	8,190,964,440
Fondo de Aportaciones para el Fortalecimiento de las Entidades Federativas	32,380,854,800
TOTAL	**591,357,166,754**

1/ Incluye los recursos otorgados hasta el ejercicio fiscal 2014 respecto de las plazas subsidiadas a las entidades federativas incluidas en el Fondo de Aportaciones para la Educación Básica y Normal, conforme a los registros que se tienen en las secretarías de Educación Pública y de Hacienda y Crédito Público. El monto asignado para el presente ejercicio fiscal corresponde al que fue otorgado respecto del ejercicio fiscal anterior.

ANEXO 23. REMUNERACIONES DE LOS SERVIDORES PÚBLICOS DE LA FEDERACIÓN
ANEXO 23.1. ADMINISTRACIÓN PÚBLICA FEDERAL
ANEXO 23.1.1. LÍMITES DE PERCEPCIÓN ORDINARIA TOTAL EN LA ADMINISTRACIÓN PÚBLICA FEDERAL (NETOS MENSUALES) (pesos)

Grupo	Tipo de Personal	Sueldos y salarios		Prestaciones (Efectivo y Especie)		Percepción ordinaria total 2/	
		Mínimo	Máximo	Mínimo	Máximo	Mínimo	Máximo
Personal de Mando 1/							
	Presidente de la República		143,628		56,028		199,656
G	Secretario de Estado		138,941		52,921		191,862
H	Subsecretario	100,790	138,719	39,744	52,650	140,534	191,369
I	Oficial Mayor	100,790	135,351	39,744	51,517	140,534	186,868
J	Jefe de Unidad	83,695	134,998	33,284	51,349	116,979	186,347
K	Director General	70,736	130,765	28,732	49,165	99,468	179,930
L	Director General Adjunto	53,378	106,569	22,436	40,564	75,814	147,133
M	Director	32,162	80,699	13,551	31,449	45,713	112,148
N	Subdirector	16,872	35,649	8,606	14,664	25,478	50,313
O	Jefe de Departamento	12,446	23,185	7,084	10,478	19,530	33,663
P	Personal de Enlace	7,018	14,761	5,271	7,531	12,289	22,292
Personal Operativo		**5,256**	**8,488**	**6,106**	**7,125**	**11,362**	**15,613**
Personal de Categorías:							
	Del Servicio Exterior Mexicano	7,018	83,069	5,271	32,995	12,289	116,064
	De Educación	255	52,439	9,594	104,032	9,849	156,471
	De las Ramas Médica, Paramédica y Grupos Afines	7,231	41,151	12,863	23,577	20,094	64,728
	De Investigación Científica y Desarrollo Tecnológico	6,388	26,364	15,048	36,185	21,436	62,549
	De Seguridad Pública	8,332	24,805	6,994	50,526	15,326	75,331
	De Procuración de Justicia	11,371	64,086	5,126	14,986	16,497	79,072
	De Gobernación	11,640	18,070	9,780	11,144	21,420	29,214
	De las Fuerzas Armadas	5,748	135,207	6,648	59,743	12,396	194,950

1/ Las denominaciones de Secretario de Estado, Subsecretario, Oficial Mayor y Jefe de Unidad son exclusivas de las Dependencias del Ejecutivo Federal. Los titulares de los Órganos Administrativos Desconcentrados y Entidades adoptan como denominación el de Director General, Vocal, Comisionado, etc., independientemente de que el rango tabular pudiera ser coincidente con el de las Dependencias para

las denominaciones de uso exclusivo.

2/ La percepción ordinaria incluye todos los ingresos que reciben los servidores públicos por Sueldos y Salarios, y por Prestaciones, independientemente de que se reciba en forma periódica o en fechas definidas. Los montos netos mensuales corresponden a la cantidad que perciben los servidores públicos, una vez aplicadas las disposiciones fiscales. Los montos indicados no incluyen la potenciación del seguro de vida institucional y el pago extraordinario por riesgo que se otorga a los servidores públicos cuyo desempeño pone en riesgo la seguridad o salud de los mismos. Los rangos de las remuneraciones del personal operativo y de categorías, varían conforme a las Condiciones Generales de Trabajo y los Contratos Colectivos de Trabajo.

ANEXO 23.1.2. LÍMITES DE PERCEPCIÓN EXTRAORDINARIA TOTAL EN LA ADMINISTRACIÓN PÚBLICA FEDERAL (NETOS MENSUALES) (pesos)

Tipo de personal que recibe pago extraordinario por riesgo y potenciación del seguro de vida institucional

Grupo	Tipo de Personal	Importe mensual total unitario *	
		Mínimo	Máximo
Personal civil **			
	Presidente de la República		49,020
G	Secretario de Estado	12,758	40,473
H	Subsecretario	9,202	40,409
I	Oficial Mayor	9,202	39,428
J	Jefe de Unidad	7,641	39,325
K	Director General	6,458	38,092
L	Director General Adjunto	4,873	31,044
M	Director	2,936	23,508
N	Subdirector	1,540	10,384
O	Jefe de Departamento	1,136	6,754
Personal militar **		1,136	40,473

* Corresponde a la potenciación del seguro de vida institucional y al pago extraordinario por riesgo, por concepto de sueldos y salarios, en los términos del artículo 16, fracción II, inciso b), de éste Decreto, conforme al cual el límite máximo es el equivalente al 30% por concepto de sueldos y salarios.

** Para los servidores públicos de las Dependencias que se les autorice la prestación, tomarán las cuotas mínimas y máximas aquí establecidas, en función de sus rangos tabulares equiparables.

ANEXO 23.1.3. REMUNERACIÓN TOTAL ANUAL DEL PRESIDENTE DE LA REPÚBLICA (pesos)

	Remuneración recibida
REMUNERACIÓN TOTAL ANUAL NETA (RTA)	**2,984,089**
Impuesto sobre la renta retenido (35%) *	**1,310,567**
Percepción bruta anual	**4,294,656**
I. Percepciones ordinarias:	**3,440,433**
a) Sueldos y salarios:	**2,502,851**
i) Sueldo base	489,192
ii) Compensación garantizada	2,013,659
b) Prestaciones:	**937,582**
i) Aportaciones a seguridad social	53,822
ii) Ahorro solidario (Artículo 100 de la Ley del ISSSTE) 1 /	15,746
iii) Prima vacacional	13,589
iv) Aguinaldo (sueldo base)	81,899
v) Gratificación de fin de año (compensación garantizada)	343,579
vi) Prima quinquenal (antigüedad) 2 /	N/A
vii) Ayuda para despensa	4,380
viii) Seguro de vida institucional	29,283
ix) Seguro colectivo de retiro 2 /	0
x) Seguro de gastos médicos mayores	16,064

xi) Seguro de separación individualizado	379,220
xii) Apoyo económico para adquisición de vehículo 3 /	0
II. Percepciones extraordinarias:	**854,223**
a) Potenciación del seguro de vida institucional y pago extraordinario por riesgo 4 /	854,223

* Cálculo obtenido conforme a lo dispuesto en el artículo 152 de la Ley del Impuesto Sobre la Renta, 2013.

1 / Conforme a la Ley del ISSSTE se incluye ésta prestación a partir de 2010.

2 / El Presidente de la República decidió no hacer uso de esta prestación.

3 / El Presidente de la República no recibe esta prestación en virtud de los servicios de seguridad que le son proporcionados en razón de su investidura.

4 / Corresponde a la potenciación del seguro de vida institucional y al pago extraordinario por riesgo, el cual equivale al 30% de la percepción ordinaria mensual, por concepto de sueldos y salarios, en los términos del artículo 16, fracción II, inciso b), de este Decreto.

ANEXO 23.2. CÁMARA DE SENADORES
ANEXO 23.2.1. LÍMITES DE LA PERCEPCIÓN ORDINARIA TOTAL (NETOS MENSUALES) (pesos)

Tipos de personal	Sueldos y salarios		Prestaciones (Efectivo y Especie)		Percepción ordinaria total	
	Mínimo	Máximo	Mínimo	Máximo	Mínimo	Máximo
Personal de mando:						
Secretario General		122,737		62,021		184,758
Coordinador / Contralor / Tesorero / Secretario Técnico Órgano de Gobierno	103,936	120,987	53,804	61,473	157,740	182,460
Director General	86,087	103,527	45,530	53,342	131,617	156,869
Jefe de Unidad	71,044	84,041	38,484	44,266	109,528	128,307
Director de Área	52,078	70,761	29,026	37,542	81,104	108,303
Subdirector de Área	33,054	45,251	19,428	24,775	52,482	70,026
Jefe de Departamento	26,819	31,726	16,260	18,290	43,079	50,016
Personal de Servicio Técnico de Carrera	12,491	44,873	9,101	23,876	21,592	68,749
Personal operativo de confianza	21,406	23,132	12,128	12,714	33,534	35,846
Personal operativo de base	6,125	7,535	27,794	28,339	33,919	35,874

Este anexo refleja los límites mínimos y máximos de percepciones ordinarias netas mensuales aplicables a los servidores públicos durante 2014, en función del puesto que ocupen.
En la Percepción Ordinaria Total se incluyen los importes que se cubren una o dos veces al año, divididos entre doce, por concepto de: aguinaldo, gratificación de fin de año y prima vacacional. La remuneración neta corresponde a la cantidad que perciben los servidores públicos de la Cámara de Senadores, una vez aplicadas las disposiciones fiscales.

ANEXO 23.2.2. LÍMITES DE PAGOS EXTRAORDINARIOS ANUALES NETOS (pesos)

Denominación	Plazas	Pago extraordinario anual unitario *	
		Mínimo	Máximo
Total Puestos	**426**		
Secretario General	2		199,197
Coordinador / Contralor / Tesorero	27	167,845	196,280
Director General	21	138,114	167,180
Jefe de Unidad	28	112,933	134,703
Director de Área	100	81,240	112,379
Subdirector de Área	126	49,534	69,832
Jefe de Departamento	122	39,136	47,320

* Corresponde al Estímulo nivel medio de cumplimiento de metas de acuerdo con la normatividad establecida autorizada por los Órganos de Gobierno.

ANEXO 23.2.3. REMUNERACIÓN TOTAL ANUAL DEL PUESTO DE ELECCIÓN SENADOR DE LA REPÚBLICA (pesos)

	Remuneración recibida 1_/
REMUNERACIÓN TOTAL ANUAL NETA (RTA)	**1,930,516**
Impuesto sobre la renta retenido *_/	798,583
Percepción bruta anual	2,729,099
I. Percepciones ordinarias:	2,729,099
a) Sueldos y salarios:	2,057,328
i) Sueldo base 2_/	2,057,328



ii) Compensación garantizada	
b) Prestaciones:	**671,771**
i) Aportaciones a seguridad social	48,801
ii) Ahorro solidario (Artículo 100 de la Ley del ISSSTE)	
iii) Prima vacacional	
iv) Aguinaldo (sueldo base)	234,330
v) Gratificación de fin de año (compensación garantizada)	
vi) Prima quinquenal (antigüedad)	
vii) Ayuda para despensa	
viii) Seguro de vida institucional	57,194
ix) Seguro colectivo de retiro	
x) Seguro de gastos médicos mayores [3]_/	19,730
xi) Seguro de separación individualizado	311,716
xii) Apoyo económico para adquisición de vehículo	
II. Percepciones extraordinarias:	
a) Pago por riesgo y potenciación de seguro de vida	

*_/ Cálculo obtenido conforme a lo dispuesto en el artículo 152 de la Ley del Impuesto Sobre la Renta
[1]_/ Corresponde a las percepciones para 2014
[2]_/ Dieta
[3]_/ Corresponde a la prima anual individual para un promedio de edad ubicado en el rango de 50 - 54 años.

ANEXO 23.2.4. REMUNERACIÓN TOTAL ANUAL DEL PUESTO DE ESTRUCTURA ORGÁNICA DE SECRETARIO GENERAL (pesos)

	Remuneración recibida
REMUNERACIÓN TOTAL ANUAL NETA (RTA)	**2,416,292**
Impuesto sobre la renta retenido	945,015
Percepción bruta anual	**3,361,307**
I. Percepciones ordinarias:	**3,084,204**
a) Sueldos y salarios:	**2,048,880**
i) Sueldo base	278,520
ii) Compensación garantizada	1,770,360
b) Prestaciones:	**1,035,324**
i) Aportaciones a seguridad social	59,700
ii) Prima vacacional	11,605
iii) Aguinaldo (sueldo base)	45,708
iv) Gratificación de fin de año	518,188
v) Vales de fin de año	10,000
vi) Vales de despensa mensuales	12,000
vii) Seguro de vida institucional	36,880
viii) Seguro colectivo de retiro	162
ix) Seguro de gastos médicos mayores	25,800
x) Seguro de separación individualizado	310,436
xi) Sistema de ahorro para el retiro	4,845
II. Percepciones extraordinarias:	**277,103**
a) Estímulo nivel medio por cumplimiento de metas	277,103

ANEXO 23.3. CÁMARA DE DIPUTADOS

ANEXO 23.3.1.A. LÍMITES DE LA PERCEPCIÓN ORDINARIA TOTAL EN LA CÁMARA DE DIPUTADOS (NETOS MENSUALES) (pesos)

Tipos de personal	Sueldos y salarios		Prestaciones (Efectivo y Especie)		Percepción ordinaria total	
	Mínimo	Máximo	Mínimo	Máximo	Mínimo	Máximo
CÁMARA DE DIPUTADOS						
Personal de base:						
2		6,074		10,491		16,565
3		6,414		10,740		17,154
4		6,532		10,830		17,362
5		6,732		10,969		17,701



6		6,937		11,080		18,017
7		7,672		11,281		18,952
8		8,188		11,353		19,541
9		8,775		11,537		20,312
10		9,382		11,943		21,325
13		14,531		12,760		27,291
Personal de base sindicalizado:						
2		6,074		16,423		22,498
3		6,414		16,794		23,208
4		6,532		16,928		23,460
5		6,732		17,146		23,877
6		6,937		17,320		24,257
7		7,672		17,640		25,311
8		8,188		17,756		25,944
9		8,775		18,022		26,797
10		9,382		18,536		27,918
11		11,344		18,825		30,170
12		12,488		18,985		31,474
13		14,531		19,261		33,793
15		15,293		19,350		34,643
16		16,849		19,558		36,407
17		17,671		19,642		37,312
18		19,570		19,957		39,527
19		21,471		20,273		41,744
Personal de confianza:						
2		6,074		9,526		15,600
3		6,414		9,716		16,130
4		6,532		9,785		16,317
5		6,732		9,896		16,628
6		6,937		9,990		16,927
7		7,672		10,083		17,754
8		8,188		10,234		18,422
9		8,775		10,387		19,162
10		9,382		10,708		20,090
11		11,344		11,039		22,383
12		12,488		11,227		23,715
13		14,531		11,558		26,089
14		15,006		11,653		26,658

Este ANEXO refleja los límites de percepciones ordinarias netas para el ejercicio 2015 y pueden variar en función de los acuerdos emitidos por los Órganos de Gobierno competentes

La percepción neta es el resultado de aplicar a los importes brutos mensuales el impuesto correspondiente.

ANEXO 23.3.1.B. LÍMITES DE LA PERCEPCIÓN ORDINARIA TOTAL (NETOS MENSUALES) (pesos)
CÁMARA DE DIPUTADOS

Tipos de personal	Sueldos y salarios		Prestaciones (Efectivo y Especie)		Percepción ordinaria total	
	Mínimo	Máximo	Mínimo	Máximo	Mínimo	Máximo
Personal de mando:						
Secretario General		144,787		28,466		173,252
Secretario de Servicios/Contralor Interno		125,380		24,935		150,316
Coordinador	117,741	116,524	22,015	23,325	139,755	139,849
Secretario de Enlace		99,085		20,150		119,236

Director General	82,952	109,004	17,215	21,955	100,167	130,959
Homólogo a Director General	82,952	95,580	17,215	19,513	100,167	115,093
Director de Área y Homólogos	48,214	77,228	10,874	16,120	59,088	93,348
Subdirector de Área y Homólogos	28,640	48,192	7,336	10,828	35,976	59,020
Jefe de Departamento y Homólogos	16,610	28,933	5,216	7,389	21,826	36,322

Este ANEXO refleja los límites de percepciones ordinarias netas para el ejercicio 2015 y pueden variar en función de los acuerdos emitidos por los Órganos de Gobierno competentes

La percepción neta es el resultado de aplicar a los importes brutos mensuales el impuesto correspondiente.

ANEXO 23.3.2.A. LÍMITES DE LA PERCEPCIÓN ORDINARIA TOTAL (NETOS MENSUALES) (pesos)
UNIDAD DE EVALUACIÓN Y CONTROL DE LA COMISIÓN DE VIGILANCIA

Tipos de personal	Sueldos y salarios		Prestaciones (Efectivo y Especie)		Percepción ordinaria total	
	Mínimo	Máximo	Mínimo	Máximo	Mínimo	Máximo
Personal de confianza:						
8		8,101		6,858		14,959
9		9,459		7,060		16,519
10		11,760		7,450		19,210
12		16,723		8,234		24,957
13		15,989		8,118		24,107
14		19,654		8,635		28,290
15		28,166		9,596		37,762

Este ANEXO refleja los límites de percepciones ordinarias netas para el ejercicio 2015 y pueden variar en función de los acuerdos emitidos por los Órganos de Gobierno competentes

La percepción neta es el resultado de aplicar a los importes brutos mensuales el impuesto correspondiente.

ANEXO 23.3.2.B. LÍMITES DE LA PERCEPCIÓN ORDINARIA TOTAL (NETOS MENSUALES) (pesos)
UNIDAD DE EVALUACIÓN Y CONTROL DE LA COMISIÓN DE VIGILANCIA

Tipos de personal	Sueldos y salarios		Prestaciones (Efectivo y Especie)		Percepción ordinaria total	
	Mínimo	Máximo	Mínimo	Máximo	Mínimo	Máximo
Personal de mando:						
Titular de la Unidad		132,234		26,182		158,416
Director de Área		106,255		21,370		127,625
Secretario Técnico		97,449		19,777		117,226
Subdirector de Área		72,467		15,164		87,631
Coordinador Administrativo		43,865		10,351		54,216
Coordinador		43,865		10,351		54,216
Especialista		29,800		7,542		37,343

Este ANEXO refleja los límites de percepciones ordinarias netas para el ejercicio 2015 y pueden variar en función de los acuerdos emitidos por los Órganos de Gobierno competentes

La percepción neta es el resultado de aplicar a los importes brutos mensuales el impuesto correspondiente.

ANEXO 23.3.3. REMUNERACIÓN TOTAL ANUAL DEL PUESTO DE ELECCIÓN DIPUTADO FEDERAL (pesos)

	Remuneración recibida [1]_/
REMUNERACIÓN TOTAL ANUAL NETA (RTA)	**1,446,145**
Impuesto sobre la renta retenido *_/	483,855
Percepción bruta anual	**1,929,999**
I. Percepciones ordinarias:	**1,929,999**
a) Sueldos y salarios:	**1,264,536**
i) Sueldo base 2_/	1,264,536
ii) Compensación garantizada	
b) Prestaciones:	**665,463**
i) Aportaciones a seguridad social	48,800
ii) Ahorro solidario (art. 100 ISSSTE)	15,746
iii) Prima vacacional	
iv) Aguinaldo	140,504
v) Gratificación de fin de año	
vi) Prima quinquenal	
vii) Ayuda para despensa	33,360
viii) Seguro de vida institucional 3_/	48,674
ix) Seguro colectivo de retiro	
x) Seguro de gastos médicos mayores 3_/	93,577
xi) Seguro de separación individualizado	151,740
xii) Apoyo económico para adquisición de vehículo	
xiii) Otras prestaciones 4_/	133,062
II. Percepciones extraordinarias:	**0**
a) Pago por riesgo y potencialización de seguro de vida	

*_/ Conforme lo dispuesto en el artículo 96 la Ley del Impuesto Sobre la Renta 2014.

[1]_/ Corresponde a las percepciones 2014.

[2]_/ Dieta

[3]_/ Prima anual individual promedio

[4]_/ Prestación aguinaldo y fondo de ahorro.

ANEXO 23.3.4. REMUNERACIÓN TOTAL ANUAL DEL SECRETARIO GENERAL (pesos)

	Remuneración recibida
REMUNERACIÓN TOTAL ANUAL NETA (RTA)	**2,709,574**
Impuesto sobre la renta retenido (*)	959,552
Percepción bruta anual	**3,669,126**
I. Percepciones ordinarias:	**3,655,095**
a) Sueldos y salarios:	**2,672,988**
i) Sueldo base	514,080
ii) Compensación garantizada	2,158,908
b) Prestaciones:	**982,107**
i) Aportaciones a seguridad social	48,800
ii) Ahorro solidario (Artículo 100 de la Ley del ISSSTE)	
iii) Prima vacacional	85,387

iv) Aguinaldo (sueldo base)	77,112
v) Gratificación de fin de año (compensación garantizada)	323,836
vi) Prima quinquenal (antigüedad)	
vii) Ayuda para despensa	25,152
viii) Seguro de vida institucional	45,173
ix) Seguro colectivo de retiro	
x) Seguro de gastos médicos mayores	29,158
xi) Seguro de separación individualizado	347,488
xii) Apoyo económico para adquisición de vehículo	
II. Percepciones extraordinarias:	**14,031**
a) Medida de fin de año	14,031

(*) El importe neto puede variar en función de las modificaciones de la tabla de impuestos

ANEXO 23.4. AUDITORÍA SUPERIOR DE LA FEDERACIÓN

ANEXO 23.4.1. LÍMITES DE LA PERCEPCIÓN ORDINARIA TOTAL EN LA AUDITORÍA SUPERIOR DE LA FEDERACIÓN (NETOS MENSUALES) (pesos)

Tipos de personal	Sueldos y salarios		Prestaciones		Percepción ordinaria total	
	Mínimo	Máximo	Mínimo	Máximo	Mínimo	Máximo
PERSONAL DE MANDO						
AUDITOR SUPERIOR DE LA FEDERACIÓN		137,052		60,564		197,616
AUDITOR ESPECIAL		133,720		57,378		191,098
TITULAR DE UNIDAD		132,410		56,578		188,988
DIRECTOR GENERAL Y HOMÓLOGOS	116,298	120,959	50,670	52,235	166,968	173,194
DIRECTOR DE ÁREA Y HOMÓLOGOS	79,263	80,964	38,327	38,887	117,590	119,851
SRIO. TÉCNICO DE COORDINADOR Y DIR. GRAL.		57,762		30,114		87,876
SUBDIRECTOR DE ÁREA Y HOMÓLOGOS	39,000	41,885	23,403	24,316	62,403	66,201
JEFE DE DEPARTAMENTO Y HOMÓLOGOS	28,000	29,759	18,820	19,338	46,820	49,097
PERSONAL OPERATIVO DE CONFIANZA						
COORDINADOR DE AUDITORES DE FISCALIZACIÓN	21,839	22,719	8,307	8,282	30,146	31,001
COORDINADOR DE AUDITORES JURÍDICOS	21,839	22,719	8,307	8,282	30,146	31,001
COORDINADOR DE AUDITORES ADMINISTRATIVOS	21,839	22,719	8,307	8,282	30,146	31,001
AUDITOR DE FISCALIZACIÓN "A"	19,253	20,019	8,188	8,161	27,441	28,180
AUDITOR JURÍDICO "A"	19,253	20,019	8,188	8,161	27,441	28,180
AUDITOR ADMINISTRATIVO "A"	19,253	20,019	8,188	8,161	27,441	28,180
AUDITOR DE FISCALIZACIÓN "B"	15,610	17,942	8,121	8,035	23,731	25,977
AUDITOR JURÍDICO "B"	15,610	17,942	8,121	8,035	23,731	25,977
AUDITOR ADMINISTRATIVO "B"	15,610	17,942	8,121	8,035	23,731	25,977
COORDINADOR DE ANALISTAS "A"		16,944		7,536		24,480
SECRETARIA PARTICULAR "A"		22,235		9,200		31,435
OPERADOR SUPERVISOR "A"		17,358		10,629		27,987
SECRETARIA PARTICULAR "B"		17,805		9,376		27,181
OPERADOR SUPERVISOR "B"		15,776		10,703		26,479
OPERADOR SUPERVISOR "C"		14,665		10,764		25,429
SUPERVISOR DE ÁREA ADMINISTRATIVA		13,557		10,837		24,394
SUPERVISOR DE ÁREA TÉCNICA		13,557		10,837		24,394
OPERADOR SUPERVISOR "D"		13,557		10,837		24,394
VIGILANTE DE LA ASF		13,557		10,837		24,394
SRIA. DIRECTOR DE ÁREA		11,859		10,453		22,312
PERSONAL OPERATIVO DE BASE						
TÉCNICO SUPERIOR		9,043		18,398		27,441

COORDINADOR DE PROYECTOS ESPECIALES		8,951		18,358		27,309
JEFE DE SECCIÓN DE ESPECIALISTAS HACENDARIOS		8,675		18,220		26,895
ANALISTA ESPECIALIZADO EN PROYECTOS		8,138		18,102		26,240
ESPECIALISTA TÉCNICO		7,838		18,012		25,850
ESPECIALISTA EN PROYECTOS TÉCNICOS		7,530		17,910		25,440
ESPECIALISTA HACENDARIO		7,241		17,824		25,065
TÉCNICO MEDIO		6,939		17,734		24,673
ANALISTA CONTABLE		6,836		18,196		25,032
TÉCNICO CONTABLE		6,543		18,187		24,730
TÉCNICO MEDIO CONTABLE		6,215		18,088		24,303
AUXILIAR TÉCNICO CONTABLE		5,927		18,121		24,048

1.- Los límites de percepción ordinaria neta mensual, no consideran efectos inflacionarios, ni la aplicación de disposiciones de carácter fiscal y de seguridad social.

2.- No se considera el incremento salarial anual al personal operativo de confianza y base, el cual será dado a conocer por la SHCP.

3.- No se considera el incremento en la medida de fin de año para el personal operativo de confianza y base, el cual será dado a conocer por la SHCP.

4.- Los montos presentados en este anexo, no consideran los premios de antigüedad autorizados al personal operativo de base, en términos del Reglamento Interior de las Condiciones Generales de Trabajo de la Contaduría Mayor de Hacienda, para el presente ejercicio fiscal.

5.- Los montos presentados en este anexo, no consideran los premios de antigüedad autorizados al personal operativo de confianza, en términos del Lineamiento de Estímulos a los Servidores Públicos de la ASF, para el presente ejercicio fiscal.

6.- El importe por Gastos Médicos Mayores y Revisión Médica, está sujeto a licitación pública.

ANEXO 23.4.2. LÍMITES DE LA PERCEPCIÓN EXTRAORDINARIA NETA TOTAL (pesos)

TIPOS DE PERSONAL	Plazas	Pago extraordinario anual unitario	
		Mínimo	Máximo
PERSONAL DE MANDO			
AUDITOR SUPERIOR DE LA FEDERACIÓN	1		573,216
AUDITOR ESPECIAL	4		369,783
TITULAR DE UNIDAD	3		365,193
DIRECTOR GENERAL Y HOMÓLOGOS	28	309,281	323,152
DIRECTOR DE ÁREA Y HOMÓLOGOS	92	134,267	160,122
SRIO. TÉCNICO DE COORDINADOR Y DIR. GRAL.	3	76,800	112,784
SUBDIRECTOR DE ÁREA Y HOMÓLOGOS	220	64,103	83,709
JEFE DE DEPARTAMENTO Y HOMÓLOGOS	383	44,066	61,218
PERSONAL OPERATIVO DE CONFIANZA			
COORDINADOR DE AUDITORES DE FISCALIZACIÓN	153	51,220	52,956
COORDINADOR DE AUDITORES JURÍDICOS	8	51,220	52,956
COORDINADOR DE AUDITORES ADMINISTRATIVOS	56	51,220	52,956
AUDITOR DE FISCALIZACIÓN "A"	263	46,107	47,615
AUDITOR JURÍDICO "A"	66	46,107	47,615
AUDITOR ADMINISTRATIVO "A"	59	46,107	47,615
AUDITOR DE FISCALIZACIÓN "B"	163	38,934	43,516
AUDITOR JURÍDICO "B"	2	38,934	43,516
AUDITOR ADMINISTRATIVO "B"	40	38,934	43,516
COORDINADOR DE ANALISTAS "A"	1		41,507
SECRETARIA PARTICULAR "A"	10		51,957
OPERADOR SUPERVISOR "A"	1		28,188
SECRETARIA PARTICULAR "B"	34		43,240
OPERADOR SUPERVISOR "B"	8		26,681
OPERADOR SUPERVISOR "C"	19		25,633
SUPERVISOR DE ÁREA ADMINISTRATIVA	81		24,599



SUPERVISOR DE ÁREA TÉCNICA	12		24,599
OPERADOR SUPERVISOR "D"	9		24,599
VIGILANTE DE LA ASF	16		24,599
SRIA. DIRECTOR DE ÁREA	1		23,026
PERSONAL OPERATIVO DE BASE			
TÉCNICO SUPERIOR	37		22,830
COORDINADOR DE PROYECTOS ESPECIALES	7		22,747
JEFE DE SECCIÓN DE ESPECIALISTAS HACENDARIOS	7		22,496
ANALISTA ESPECIALIZADO EN PROYECTOS	6		22,028
ESPECIALISTA TÉCNICO	7		21,769
ESPECIALISTA EN PROYECTOS TÉCNICOS	7		21,496
ESPECIALISTA HACENDARIO	4		21,243
TÉCNICO MEDIO	12		20,983
ANALISTA CONTABLE	26		21,367
TÉCNICO CONTABLE	36		21,191
TÉCNICO MEDIO CONTABLE	41		20,908
AUXILIAR TÉCNICO CONTABLE	51		20,776

1.- Los límites de percepción extraordinaria neta anual, no consideran efectos inflacionarios, ni la aplicación de disposiciones de carácter fiscal y de seguridad social.

2.- No se considera el incremento salarial anual al personal operativo de confianza y base, el cual será dado a conocer por la SHCP.

ANEXO 23.4.3. REMUNERACIÓN TOTAL ANUAL DE LA MÁXIMA REPRESENTACIÓN DE LA AUDITORÍA SUPERIOR DE LA FEDERACIÓN (pesos)

	Remuneración recibida
REMUNERACIÓN TOTAL ANUAL NETA (RTA) 1/	**2,944,607**
Impuesto sobre la renta retenido 2/	1,302,203
Percepción bruta anual	**4,246,810**
I. Percepciones ordinarias:	**3,420,099**
a) Sueldos y salarios:	**2,371,930**
i) Sueldo base	436,056
ii) Compensación garantizada	1,935,874
b) Prestaciones:	**1,048,169**
i) Aportaciones a seguridad social	48,800
a) Cuota de Seguro de Salud	19,610
b) Cuota Social de Retiro	4,845
c) Seguro de Riesgos de Trabajo	1,817
d) Seguro de Invalidez y Vida	1,514
e) Seguro de Bienestar y Prestaciones Sociales y Culturales	1,211
f) Cuotas para el FOVISSSTE	12,112
g) Cuota Seguro de Cesantía en Edad Avanzada y Vejez	7,691
h) Cuota Social	0
ii) Prima vacacional	12,113
iii) Aguinaldo (sueldo base)	74,539
iv) Gratificación de fin de año (compensación garantizada)	329,832
v) Prima quinquenal (antigüedad)	2,700
vi) Ayuda para despensa	4,380
vii) Seguro de vida institucional	39,374
viii) Seguro de gastos médicos mayores	28,419
ix) Seguro de separación individualizado	364,912
x) Revisión Médica	10,000
xi) Vales de Despensa	133,100
II. Percepciones extraordinarias:	**826,711**
a) Estímulo por Cumplimiento de Metas y Pago de Riesgo	826,711

1/ Los límites de percepción ordinaria neta mensual, no consideran efectos inflacionarios, ni la aplicación de disposiciones de carácter

fiscal y de seguridad social.

2/ Cálculo obtenido conforme a lo dispuesto en el artículo 96 de la Ley del Impuesto Sobre la Renta.

ANEXO 23.5 SUPREMA CORTE DE JUSTICIA DE LA NACIÓN

ANEXO 23.5.1. REMUNERACIÓN NOMINAL ANUAL DEL MINISTRO PRESIDENTE Y MINISTROS DE LA SUPREMA CORTE DE JUSTICIA DE LA NACIÓN
(3RO TRANSITORIO) (pesos)

PODER JUDICIAL DE LA FEDERACIÓN
SUPREMA CORTE DE JUSTICIA DE LA NACIÓN
2015

REMUNERACIÓN NOMINAL ANUAL DEL MINISTRO PRESIDENTE Y MINISTROS DE LA SUPREMA CORTE DE JUSTICIA DE LA NACIÓN DE CONFORMIDAD CON EL ARTÍCULO 3o TRANSITORIO DEL DECRETO POR EL QUE SE REFORMAN Y ADICIONAN LOS ARTÍCULOS 75, 115, 116, 122, 123 Y 127 DE LA CONSTITUCIÓN POLÍTICA DE LOS ESTADOS UNIDOS MEXICANOS

Pesos

	MINISTRO PRESIDENTE	MINISTRO (3RO TRANSITORIO)
REMUNERACIÓN NOMINAL ANUAL BRUTA	**6,760,998**	**6,760,998**
a) Sueldos y salarios:	**4,594,460**	**4,594,460**
i) Sueldo base	651,241	651,241
ii) Compensación garantizada	2,785,845	2,785,845
iii) Prestaciones de previsión social e inherentes al cargo	1,157,374	1,157,374
b) Prestaciones:	**1,336,092**	**1,336,092**
i) Aportaciones a seguridad social		
ii) Ahorro solidario (Art. 100 Ley del ISSSTE)		
iii) Prima vacacional	95,475	95,475
iv) Aguinaldo (sueldo base y compensación garantizada)	586,449	586,449
v) Gratificación de fin de año (comp. garantizada)		
vi) Prima quinquenal (antigüedad)		
vii) Ayuda para despensa		
viii) Seguro de vida institucional	27,497	27,497
ix) Seguro colectivo de retiro		
x) Seguro de gastos médicos mayores	47,635	47,635
xi) Seguro de separación individualizado	528,782	528,782
xii) Apoyo económico para adquisición de vehículo		
xiii) Estímulo por antigüedad	46,154	46,154
xiv) Ayuda de anteojos	3,100	3,100
xv) Estímulo del día de la madre	1,000	1,000
c) Pago por riesgo	**830,446**	**830,446**



ANEXO 23.5.2. REMUNERACIÓN TOTAL ANUAL DE LOS MINISTROS DE LA SUPREMA CORTE DE JUSTICIA DE LA NACIÓN (pesos)

PODER JUDICIAL DE LA FEDERACIÓN
SUPREMA CORTE DE JUSTICIA DE LA NACIÓN
2015

REMUNERACIÓN TOTAL ANUAL DE LOS MINISTROS DE LA SUPREMA CORTE DE JUSTICIA DE LA NACIÓN CONFORME A LO ESTABLECIDO EN EL DECRETO POR EL QUE SE REFORMAN Y ADICIONAN LOS ARTÍCULOS 75, 115, 116, 122, 123 Y 127 DE LA CONSTITUCIÓN POLÍTICA DE LOS ESTADOS UNIDOS MEXICANOS

Pesos

	MINISTRO
REMUNERACIÓN TOTAL ANUAL BRUTA	**4,215,615**
a) Sueldos y salarios:	**2,624,429**
i) Sueldo base	520,011
ii) Compensación garantizada	1,704,508
iii) Prestaciones de previsión social e inherentes al cargo	399,910
b) Prestaciones:	**863,336**
i) Aportaciones a seguridad social	
ii) Ahorro solidario (Art. 100 Ley del ISSSTE)	
iii) Prima vacacional	61,792
iv) Aguinaldo (sueldo base y compensación garantizada)	379,127
v) Gratificación de fin de año (comp. garantizada)	
vi) Prima quinquenal (antigüedad)	
vii) Ayuda para despensa	
viii) Seguro de vida institucional	17,796
ix) Seguro colectivo de retiro	
x) Seguro de gastos médicos mayores	33,170
xi) Seguro de separación individualizado	337,048
xii) Apoyo económico para adquisición de vehículo	
xiii) Estímulo por antigüedad	30,303
xiv) Ayuda de anteojos	3,100
xv) Estímulo del día de la madre	1,000
c) Pago por riesgo	**727,850**



ANEXO 23.6. CONSEJO DE LA JUDICATURA FEDERAL

ANEXO 23.6.1. REMUNERACIÓN TOTAL ANUAL DE LOS CONSEJEROS DEL CONSEJO DE LA JUDICATURA FEDERAL (pesos)

PODER JUDICIAL DE LA FEDERACIÓN
CONSEJO DE LA JUDICATURA FEDERAL

REMUNERACIÓN TOTAL ANUAL DE LOS CONSEJEROS DEL CONSEJO DE LA JUDICATURA FEDERAL CONFORME A LO ESTABLECIDO EN EL DECRETO POR EL QUE SE REFORMAN Y ADICIONAN LOS ARTÍCULOS 75, 115, 116, 122, 123 Y 127 DE LA CONSTITUCIÓN POLÍTICA DE LOS ESTADOS UNIDOS MEXICANOS

Pesos

	CONSEJERO
REMUNERACIÓN TOTAL ANUAL BRUTA 2015	**4,215,615**
a) Sueldos y salarios:	**2,624,429**
i) Sueldo base	520,011
ii) Compensación garantizada	1,704,508
iii) Prestaciones nominales	399,910
b) Prestaciones:	**932,634**
i) Aportaciones a seguridad social	48,800
ii) Ahorro solidario (Artículo 100 de la Ley del ISSSTE)	15,746
iii) Prima vacacional	61,792
iv) Aguinaldo (sueldo base y compensación garantizada)	378,147
v) Gratificación de fin de año (comp. garantizada)	0
vi) Prima quinquenal (antigüedad)	18,360
vii) Ayuda para despensa	0
viii) Seguro de vida institucional	17,796
ix) Seguro colectivo de retiro	146
x) Seguro de gastos médicos mayores	23,118
xi) Seguro de separación individualizado	337,048
xii) Apoyo económico para la adquisición de vehículo	0
xiii) Otras prestaciones	31,681
c) Pago por riesgo	**658,552**

ANEXO 23.6.2. REMUNERACIÓN NOMINAL ANUAL DE LOS CONSEJEROS DEL CONSEJO DE LA JUDICATURA FEDERAL (3RO TRANSITORIO) (pesos)

PODER JUDICIAL DE LA FEDERACIÓN
CONSEJO DE LA JUDICATURA FEDERAL

REMUNERACIÓN NOMINAL ANUAL DE LOS CONSEJEROS DEL CONSEJO DE LA JUDICATURA FEDERAL DE CONFORMIDAD CON EL ARTÍCULO 3o TRANSITORIO DEL DECRETO POR EL QUE SE REFORMAN Y ADICIONAN LOS ARTÍCULOS 75, 115, 116, 122, 123 Y 127 DE LA CONSTITUCIÓN POLÍTICA DE LOS ESTADOS UNIDOS MEXICANOS

Pesos

	CONSEJERO (3RO TRANSITORIO)
REMUNERACIÓN NOMINAL ANUAL BRUTA 2015	**6,760,998**
a) Sueldos y salarios:	**4,551,495**
i) Sueldo base	620,230
ii) Compensación garantizada	2,816,856
iii) Prestaciones nominales	1,114,409
b) Prestaciones:	**1,379,057**
i) Aportaciones a seguridad social	48,800
ii) Ahorro solidario (Artículo 100 de la Ley del ISSSTE)	15,746
iii) Prima vacacional	95,475
iv) Aguinaldo (sueldo base y compensación garantizada)	586,449
v) Gratificación de fin de año (comp. garantizada)	0
vi) Prima quinquenal (antigüedad)	18,360
vii) Ayuda para despensa	0
viii) Seguro de vida institucional	27,497
ix) Seguro colectivo de retiro	146
x) Seguro de gastos médicos mayores	23,118
xi) Seguro de separación individualizado	528,783
xii) Apoyo económico para la adquisición de vehículo	0
xiii) Estímulo por antigüedad	30,583
xiv) Ayuda de anteojos	3,100
xv) Estímulo del día de la madre	1,000
c) Pago por riesgo	**830,446**

ANEXO 23.7. TRIBUNAL ELECTORAL DEL PODER JUDICIAL DE LA FEDERACIÓN
ANEXO 23.7.1. REMUNERACIÓN NOMINAL ANUAL DE MAGISTRADOS ELECTORALES (pesos)



TRIBUNAL ELECTORAL DEL PODER JUDICIAL DE LA FEDERACIÓN

REMUNERACIÓN NOMINAL ANUAL DE MAGISTRADOS ELECTORALES DE CONFORMIDAD CON EL ARTÍCULO 3o TRANSITORIO DEL DECRETO POR EL QUE SE REFORMAN Y ADICIONAN LOS ARTÍCULOS 75, 115, 116, 122, 123 Y 127 DE LA CONSTITUCIÓN POLÍTICA DE LOS ESTADOS UNIDOS MEXICANOS.

2015	Pesos	
	MAGISTRADO PRESIDENTE	MAGISTRADO DE SALA SUPERIOR
REMUNERACIÓN NOMINAL ANUAL BRUTA (a+b+c)	**6,760,998**	**6,760,998**
a) Sueldos y salarios:	**4,594,460**	**4,594,460**
i) Sueldo base	651,242	651,242
ii) Compensación garantizada	2,785,844	2,785,844
iii) Prestaciones de previsión social e inherentes al cargo	1,157,374	1,157,374
b) Prestaciones:	**1,364,586**	**1,364,586**
i) Aportaciones a seguridad social	48,800	48,800
ii) Ahorro solidario (Art. 100 Ley del ISSSTE)	15,746	15,746
iii) Prima vacacional	95,475	95,475
iv) Aguinaldo (sueldo base y compensación garantizada)	586,449	586,449
v) Gratificación de fin de año (compensación garantizada)	-	-
vi) Prima quinquenal (antigüedad)	16,320	16,320
vii) Ayuda para despensa	-	-
viii) Seguro de vida institucional	38,495	38,495
ix) Seguro colectivo de retiro	146	146
x) Seguro de gastos médicos mayores	34,373	34,373
xi) Seguro de separación individualizado	528,782	528,782
xii) Apoyo económico para adquisición de vehículo	-	-
xiii) Estímulo por antigüedad	-	-
xiv) Ayuda de anteojos	-	-
xv) Estímulo del día de la madre	-	-
c) Pago por Riesgo	**801,952**	**801,952**



ANEXO 23.7.2. REMUNERACIÓN TOTAL ANUAL DE LOS NUEVOS MAGISTRADOS DE SALA SUPERIOR (pesos)



TRIBUNAL ELECTORAL DEL PODER JUDICIAL DE LA FEDERACIÓN

REMUNERACIÓN TOTAL ANUAL DE LOS NUEVOS MAGISTRADOS DE SALA SUPERIOR QUE SE DESIGNEN A PARTIR DEL 1o DE ENERO DE 2010 CONFORME A LO ESTABLECIDO EN EL DECRETO POR EL QUE SE REFORMAN Y ADICIONAN LOS ARTÍCULOS 75, 115, 116, 122, 123 Y 127 DE LA CONSTITUCIÓN POLÍTICA DE LOS ESTADOS UNIDOS MEXICANOS.

2015	Pesos MAGISTRADO DE SALA SUPERIOR
REMUNERACIÓN TOTAL ANUAL BRUTA (a+b+c)	**4,215,616**
a) Sueldos y salarios:	**2,601,929**
i) Sueldo base	520,011
ii) Compensación garantizada	1,704,508
iii) Prestaciones nominales	377,410
b) Prestaciones:	**919,301**
i) Aportaciones a seguridad social	48,800
ii) Ahorro solidario (Art. 100 Ley del ISSSTE)	15,746
iii) Prima vacacional	61,792
iv) Aguinaldo (sueldo base y compensación garantizada)	379,173
v) Gratificación de fin de año (comp. garantizada)	-
vi) Prima quinquenal (antigüedad)	16,320
vii) Ayuda para despensa	-
viii) Seguro de vida institucional	17,796
ix) Seguro colectivo de retiro	146
x) Seguro de gastos médicos mayores	18,907
xi) Seguro de separación individualizado	342,234
xii) Apoyo económico para adquisición de vehículo	-
xiii) Otras prestaciones	18,387
c) Pago por Riesgo	**694,386**



ANEXO 23.8. INSTITUTO NACIONAL ELECTORAL

ANEXO 23.8.1.A. LÍMITES DE LA PERCEPCIÓN ORDINARIA TOTAL EN EL INSTITUTO NACIONAL ELECTORAL (NETOS MENSUALES) (pesos)

Tipos de personal	Sueldos y salarios		Prestaciones (Efectivo y Especie)		Percepción ordinaria total	
	Mínimo	Máximo	Mínimo	Máximo	Mínimo	Máximo
PERSONAL DE MANDO						
CONSEJERO PRESIDENTE/CONSEJEROS ELECTORALES 1/	179,808	179,938	40,811	68,387	220,619	248,325
SECRETARIO EJECUTIVO	152,097	162,689	35,164	62,085	187,261	224,774

1/ Miembros permanentes del Consejo General del Instituto de acuerdo a la Ley General de Instituciones y Procedimientos Electorales (LEGIPE)

ANEXO 23.8.1.B. LÍMITES DE LA PERCEPCIÓN ORDINARIA TOTAL EN EL INSTITUTO NACIONAL ELECTORAL (NETOS MENSUALES) (pesos)

Tipo de personal	Sueldos y salarios		Prestaciones (Efectivo y Especie)		Percepción ordinaria total	
	Mínimo	Máximo	Mínimo	Máximo	Mínimo	Máximo
PERSONAL DE MANDO						
CONSEJERO PRESIDENTE/CONSEJEROS ELECTORALES	179,808	179,938	40,811	68,387	220,619	248,325
SECRETARIO EJECUTIVO	152,097	162,689	35,164	62,085	187,261	224,774
CONTRALOR GENERAL	148,782	162,689	34,346	62,085	183,128	224,774
DIRECTOR EJECUTIVO	142,542	148,914	33,081	57,095	175,623	206,009
DIRECTOR GENERAL	142,542	148,914	33,081	57,095	175,623	206,009
COORDINADOR DE ASESORES DEL CONSEJERO PRESIDENTE	135,663	142,674	31,746	54,938	167,409	197,612
SECRETARIO PARTICULAR DEL CONSEJERO PRESIDENTE	135,663	142,674	31,746	54,938	167,409	197,612
SUBCONTRALOR	125,332	142,674	29,615	54,938	154,947	197,612
DIRECTOR DE UNIDAD TECNICA	118,312	125,464	28,281	48,893	146,593	174,357
JEFE DE UNIDAD DE ASUNTOS INTERNACIONALES	118,312	125,464	28,281	48,893	146,593	174,357
JEFE DE UNIDAD TECNICA	118,312	125,464	28,281	48,893	146,593	174,357
COORDINADOR DE ASESORES DEL SECRETARIO EJECUTIVO	111,141	118,444	26,831	46,409	137,972	164,853
SECRETARIO PARTICULAR DEL SECRETARIO EJECUTIVO	111,141	118,444	26,831	46,409	137,972	164,853
COORDINADOR DE LOGISTICA	111,141	118,444	26,831	46,409	137,972	164,853
COORDINADOR	102,475	111,273	24,922	43,688	127,397	154,961
VOCAL EJECUTIVO DE JUNTA LOCAL	102,475	111,273	24,922	43,688	127,397	154,961
DIRECTOR DE AREA DE ESTRUCTURA	102,475	111,273	24,922	43,688	127,397	154,961
SECRETARIO TECNICO	102,475	111,273	24,922	43,688	127,397	154,961
VOCAL EJECUTIVO DE JUNTA LOCAL	102,475	111,273	24,922	43,688	127,397	154,961
VOCAL EJECUTIVO DE JUNTA LOCAL	96,088	102,607	23,767	40,777	119,855	143,384
DIRECTOR DE AREA DE ESTRUCTURA	92,070	96,220	22,903	38,485	114,973	134,705
COORDINADOR ADMINISTRATIVO DEL SRIO. EJECUTIVO	83,902	92,202	20,916	36,620	104,818	128,822
DIRECTOR DE AREA DE ESTRUCTURA	83,902	92,202	20,916	36,620	104,818	128,822
ASESOR DE CONSEJERO PRESIDENTE "G"	83,902	92,202	20,916	36,620	104,818	128,822
COORDINADOR DE ENLACE INSTITUCIONAL	83,902	92,202	20,916	36,620	104,818	128,822



COORDINADOR DE TECNOLOGIA DE INFORMATICA ADMINISTRATIVA	83,902	92,202	20,916	36,620	104,818	128,822
LIDER DE PROYECTO	83,902	92,202	20,916	36,620	104,818	128,822
ASESOR DE CONSEJERO ELECTORAL	77,907	84,034	19,752	33,797	97,659	117,832
COORDINADOR ADMINISTRATIVO DEL CONTRALOR GENERAL	77,907	84,034	19,752	33,797	97,659	117,832
LIDER DE PROYECTO	77,907	84,034	19,752	33,797	97,659	117,832
COORDINADOR DE EVENTOS MULTIPLES	71,919	78,039	18,356	31,423	90,275	109,462
ASESOR DE SECRETARIO EJECUTIVO	64,710	78,039	16,957	31,423	81,667	109,462
SECRETARIO PRIVADO DEL SECRETARIO EJECUTIVO	64,710	78,039	16,957	31,423	81,667	109,462
SECRETARIO TECNICO DE SECRETARIO EJECUTIVO	64,710	78,039	16,957	31,423	81,667	109,462
SECRETARIO PARTICULAR DEL DIRECTOR EJECUTIVO	64,710	72,051	16,957	29,353	81,667	101,404
ASESOR DEL SECRETARIO EJECUTIVO "D"	64,710	72,051	16,957	29,353	81,667	101,404
LIDER DE PROYECTO	64,710	72,051	16,957	29,353	81,667	101,404
ASESOR DE CONSEJERO ELECTORAL "B"	60,326	64,842	15,745	26,375	76,071	91,217
ASESOR DE CONSEJERO ELECTORAL "C"	60,326	64,842	15,745	26,375	76,071	91,217
ASESOR DE SECRETARIO EJECUTIVO	60,326	64,842	15,745	26,375	76,071	91,217
SUBDIRECTOR DE AREA	60,326	64,842	15,745	26,375	76,071	91,217
COORDINADOR OPERATIVO	53,423	60,462	14,092	24,421	67,515	84,884
COORDINADOR OPERATIVO "A"	53,423	60,462	14,092	24,421	67,515	84,884
LIDER DE PROYECTO "F"	53,423	60,462	14,092	24,421	67,515	84,884
SECRETARIO PARTICULAR DE UNIDAD RESPONSABLE	53,423	60,462	14,092	24,421	67,515	84,884
SECRETARIO PARTICULAR DEL DIRECTOR EJECUTIVO	53,423	60,462	14,092	24,421	67,515	84,884
UNIDAD DE INFORMACION Y ACERVO	53,423	60,462	14,092	24,421	67,515	84,884
VOCAL SECRETARIO DE JUNTA LOCAL	53,423	60,462	14,092	24,421	67,515	84,884
SUBDIRECTOR DE AREA	53,423	60,462	14,092	24,421	67,515	84,884
VOCAL EJECUTIVO DE JUNTA DISTRITAL	47,225	53,559	12,796	21,936	60,021	75,495
COORDINADOR ADMINISTRATIVO DE JUNTA LOCAL	47,225	53,559	12,796	21,936	60,021	75,495
LIDER DE PROYECTO "B"	47,225	53,559	12,796	21,936	60,021	75,495
LIDER DE PROYECTO "D"	47,225	53,559	12,796	21,936	60,021	75,495
SUBDIRECTOR DE AREA	47,225	53,559	12,796	21,936	60,021	75,495
VOCAL DE JUNTA LOCAL	47,225	53,559	12,796	21,936	60,021	75,495
SUBDIRECTOR DE AREA	47,225	53,559	12,796	21,936	60,021	75,495
SUBDIRECTOR DE SERVICIOS WEB	47,225	53,559	12,796	21,936	60,021	75,495
SUBDIRECTOR DE TECNOLOGIA Y SEGURIDAD INFORMATICA	47,225	53,559	12,796	21,936	60,021	75,495
ASESOR DE CONSEJERO ELECTORAL "A"	47,225	53,559	12,796	21,936	60,021	75,495
ASESOR DE CONSEJERO PRESIDENTE "H"	44,172	53,559	12,241	21,936	56,413	75,495
ASESOR DE SECRETARIO EJECUTIVO	44,172	47,365	12,241	19,863	56,413	67,229
VOCAL SECRETARIO DE JUNTA DISTRITAL	44,172	47,365	12,241	19,863	56,413	67,229
LIDER DE PROYECTO "E"	35,683	38,734	10,038	16,214	45,721	54,948
JEFE DE DEPARTAMENTO	33,102	35,823	9,350	14,923	42,452	50,746
LIDER DE PROYECTO "E"	33,102	35,823	9,350	14,923	42,452	50,746
COORDINADOR OPERATIVO	33,102	35,823	9,350	14,923	42,452	50,746
VOCAL DE JUNTA DISTRITAL	33,102	35,823	9,350	14,923	42,452	50,746
JEFE DE DEPARTAMENTO	30,472	33,242	8,863	14,158	39,334	47,400
JEFE DE DEPARTAMENTO	30,472	33,242	8,863	14,158	39,334	47,400
ASESOR "C"	30,472	33,242	8,863	14,158	39,334	47,400

ENLACE ADMINISTRATIVO	27,233	30,612	8,161	13,173	35,393	43,785
INVESTIGADOR	27,233	30,612	8,161	13,173	35,393	43,785
JEFE DE PROYECTO DE LOGISTICA	27,233	30,612	8,161	13,173	35,393	43,785
JEFE DE DEPARTAMENTO	27,233	30,612	8,161	13,173	35,393	43,785
JEFE DE MONITOREO A MODULOS	27,233	30,612	8,161	13,173	35,393	43,785
JEFE DE PROYECTO	27,233	30,612	8,161	13,173	35,393	43,785
JEFE DE PROYECTO "A"	27,233	30,612	8,161	13,173	35,393	43,785
JEFE DEL DEPARTAMENTO DE TECNOLOGIA	27,233	30,612	8,161	13,173	35,393	43,785
LIDER DE PROYECTO "C"	27,233	30,612	8,161	13,173	35,393	43,785
SECRETARIO TECNICO DE CONSEJERO PRESIDENTE	27,233	30,612	8,161	13,173	35,393	43,785
ASESOR ELECTORAL	27,233	30,612	8,161	13,173	35,393	43,785
ASESOR DE CONSEJERO PRESIDENTE	24,591	27,373	7,726	12,102	32,317	39,475
ASESOR JURIDICO	23,116	24,744	7,348	11,152	30,463	35,896
JEFE DE DEPARTAMENTO DE OPERACION DE SISTEMAS	23,116	24,744	7,348	11,152	30,463	35,896
JEFE DE DEPARTAMENTO DE RECURSOS FINANCIEROS	23,116	24,744	7,348	11,152	30,463	35,896
JEFE DE DEPARTAMENTO DE RECURSOS HUMANOS	23,116	24,744	7,348	11,152	30,463	35,896
JEFE DE DEPARTAMENTO DE RECURSOS MATERIALES	23,116	24,744	7,348	11,152	30,463	35,896
JEFE DE PROYECTO "C"	23,116	24,744	7,348	11,152	30,463	35,896
PERSONAL OPERATIVO						
ENLACE DE ALTO NIVEL DE RESPONSABILIDAD "E"	22,373	28,639	5,995	6,248	28,368	34,887
ENLACE DE ALTO NIVEL DE RESPONSABILIDAD	20,883	27,210	5,581	5,875	26,464	33,086
INFORMATICO ESPECIALIZADO	20,883	27,210	5,581	5,875	26,464	33,086
AUXILIAR ADMINISTRATIVO	13,841	25,422	4,247	5,583	18,088	31,006
ANALISTA	19,651	25,422	5,335	5,583	24,986	31,006
JEFE DE OFICINA DE CARTOGRAFIA ESTATAL	19,651	25,422	5,335	5,583	24,986	31,006
JEFE DE OFICINA DE SEGUIMIENTO Y ANALISIS DE JUNTA	19,651	25,422	5,335	5,583	24,986	31,006
AUXILIAR DE ADSCRIPCION AL SPE	19,651	25,422	5,335	5,583	24,986	31,006
CHOFER DE DIRECCION EJECUTIVA, UNIDAD RECNICA O EQUIVALENTE	15,192	23,944	4,515	5,339	19,707	29,283
PROFESIONAL EJECUTIVO DE SERVICIOS ESPECIALIZADOS	17,113	22,464	4,868	5,132	21,980	27,597
JEFE DE OFICINA DE SEGUIMIENTO Y ANALISIS DE JUNTA DISTRITAL	17,113	22,464	4,868	5,132	21,980	27,597
ENLACE ADMINISTRATIVO DISTRITAL	10,883	18,691	3,733	4,566	14,616	23,256
SECRETARIA DE DIRECCION DE AREA O EQUIVALENTE	12,337	18,691	3,970	4,517	16,307	23,208
AUXILIAR DE INCORPORACIÓN AL SPE	12,337	17,084	3,970	4,268	16,307	21,352
SECRETARIA DE SUBDIRECCIÓN DE AREA, DEPARTAMENTO O EQUIVALENTE	10,883	15,280	3,733	4,023	14,616	19,303
RESPONSABLE DE MODULO	10,170	15,280	3,588	4,023	13,758	19,303
TECNICO EN ACTUALIZACION CARTOGRAFICA	9,508	13,535	3,484	3,757	12,992	17,292
CHOFER MENSAJERO	9,508	12,680	3,484	3,641	12,992	16,321
SECRETARIA EN JUNTA LOCAL	8,689	12,680	3,359	3,641	12,048	16,321
SECRETARIA DE VOCALIA DISTRITAL	8,031	11,455	3,021	3,475	11,052	14,930
SECRETARIA EN JUNTA DISTRITAL	7,672	10,965	2,846	3,254	10,518	14,218

ANEXO 23.8.2. LÍMITES DE PAGOS EXTRAORDINARIOS ANUALES NETOS (pesos)

Denominación	Plazas	Pago extraordinario anual unitario	
		Mínimo	Máximo
Total Puestos	**6,702**		
PLAZAS TÉCNICO OPERATIVO NIVEL FA1 AL LA2	6,702		10,900

Corresponde a la prestación de vales de fin de año del ejercicio 2015 para el personal técnico operativo, en razón de que es la única que se tiene la absoluta certeza de que lo recibirá.

El resto de las prestaciones que se otorgan, es para el personal que se hace acreedor a las mismas o bien, que pueden ejercer el derecho a su obtención. Por ejemplo, el apoyo que dá para la adquisición de lentes, que se otorga cada tres años o el apoyo (becas) para estudios de licenciatura, maestría y doctorado.

Acumular todos los posibles conceptos puede generar una lectura equivocada, ya que se podría interpretar que son percepciones extraordinarias que efectivamente recibe todo el personal, cuando no es así.

Derivado del punto anterior, la H. Cámara de Diputados, la sociedad en general y los propios funcionarios del Instituto, podrían tener una percepción que no corresponde con la realidad.

ANEXO 23.8.3.A. REMUNERACIÓN TOTAL ANUAL DE LA MÁXIMA REPRESENTACIÓN DEL INSTITUTO NACIONAL ELECTORAL CONSEJERO PRESIDENTE / CONSEJEROS ELECTORALES (pesos) 1/

	Remuneración recibida
REMUNERACIÓN TOTAL ANUAL NETA (RTA)	**2,979,897**
Impuesto sobre la renta retenido (35%) *_/	**1,214,875**
Percepción bruta anual	**4,194,772**
I. Percepciones ordinarias:	**4,194,772**
a) Sueldos y salarios:	**3,151,608**
i) Sueldo base	588,408
ii) Compensación garantizada	2,563,200
b) Prestaciones:	**1,043,164**
i) Aportaciones a seguridad social	48,800
ii) Ahorro solidario (Artículo 100 de la Ley del ISSSTE)	15,746
iii) Prima vacacional	16,345
iv) Aguinaldo o Gratificación de fin de año	454,627
vi) Prima quinquenal (antigüedad)	2,400
vii) Ayuda para despensa	
viii) Seguro de vida institucional	53,577
ix) Seguro colectivo de retiro	102
x) Seguro de gastos médicos mayores	26,100
xi) Seguro de separación individualizado	425,467
xii) Apoyo económico para adquisición de vehículo	
II. Percepciones extraordinarias:	

[1]/ Miembros permanente del Consejo General del Instituto de acuerdo a la Ley General de Instituciones y Procedimientos Electorales (LEGIPE)

*_/ Cálculo obtenido conforme a lo dispuesto en el artículo 96 de la Ley del Impuesto Sobre la Renta, vigente a partir del 1° de Enero del 2014.

ANEXO 23.8.3.B. REMUNERACIÓN TOTAL ANUAL DE LA MÁXIMA REPRESENTACIÓN DEL INSTITUTO NACIONAL ELECTORAL SECRETARIO EJECUTIVO (pesos) [1]/

	Remuneración recibida
REMUNERACIÓN TOTAL ANUAL NETA (RTA)	**2,631,615**
Impuesto sobre la renta retenido (35%) *_/	**1,047,793**
Percepción bruta anual	**3,679,408**

I. Percepciones ordinarias:	**3,679,408**
a) Sueldos y salarios:	**2,755,356**
i) Sueldo base	465,192
ii) Compensación garantizada	2,290,164
b) Prestaciones:	**924,052**
i) Aportaciones a seguridad social	48,800
ii) Ahorro solidario (Artículo 100 de la Ley del ISSSTE)	15,746
iii) Prima vacacional	12,922
iv) Aguinaldo o Gratificación de fin de año	397,390
vi) Prima quinquenal (antigüedad)	2,400
vii) Ayuda para despensa	4,200
viii) Seguro de vida institucional	46,841
ix) Seguro colectivo de retiro	102
x) Seguro de gastos médicos mayores	26,100
xi) Seguro de separación individualizado	369,551
xii) Apoyo económico para adquisición de vehículo	
II. Percepciones extraordinarias:	

1/ Miembros permanente del Consejo General del Instituto de acuerdo a la Ley General de Instituciones y Procedimientos Electorales (LEGIPE)

*_/ Cálculo obtenido conforme a lo dispuesto en el artículo 96 de la Ley del Impuesto Sobre la Renta, vigente a partir del 1° de Enero del 2014.

ANEXO 23.9. COMISIÓN NACIONAL DE LOS DERECHOS HUMANOS

ANEXO 23.9.1. LÍMITES DE PERCEPCIÓN ORDINARIA TOTAL (NETOS MENSUALES) (pesos)

Tipos de personal	Sueldos y salarios		Prestaciones (Efectivo y Especie)		Percepción ordinaria total	
	Mínimo	Máximo	Mínimo	Máximo	Mínimo	Máximo
Personal de mando:						
Presidente de la CNDH		134,843		61,200		196,043
Visitador General/Secretario	123,780	127,335	59,674	61,098	183,454	188,433
Oficial Mayor		123,780		59,674		183,454
Coordinador General/Titular del Órgano Interno de Control		120,926		58,531		179,457
Director General y Coordinador General de Comunicación y Proyectos	89,532	120,479	45,805	58,352	135,337	178,831
Director General Adjunto/Coordinador	67,542	88,380	36,039	44,568	103,581	132,948
Coordinador de Programa y Secretario Particular de la Presidencia	60,039	78,105	32,959	40,575	92,998	118,680
Director de Área, Director de Programa, Investigador en Derechos Humanos "B", Secretario Particular de Visitador General/Secretario/Oficial Mayor, Jefe de Unidad Técnica, Secretario Privado del Presidente y Asesor "A"	43,999	71,869	25,388	37,331	69,387	109,200
Subdirector de Área, Visitador Adjunto, Investigador en Derechos Humanos "A", Coordinador Administrativo y Asesor "B"	22,808	41,983	16,585	24,452	39,393	66,435
Jefe de Departamento	16,716	28,997	14,022	19,030	30,738	48,027
Personal de Enlace						
Enlace (del nivel 27Z al 27D)	8,532	18,862	5,720	8,514	14,252	27,376

Este anexo refleja los límites de percepciones ordinarias netas mensuales aplicables a los servidores públicos durante 2015, en función del puesto que ocupen.

A fin de cumplir con el desglose de remuneraciones que establece el artículo 75 Constitucional, se presentan los límites mínimos y

máximos en términos netos por concepto de sueldos y salarios y de prestaciones, diferenciados por el tipo de servidores públicos a los que aplican los límites correspondientes.

ANEXO 23.9.2. LÍMITES DE PAGOS EXTRAORDINARIOS ANUALES NETOS 2015 (pesos)

Denominación	Plazas	Pago extraordinario anual unitario Máximo
Total Puestos	**1,552**	
Personal de mando:	**888**	
Presidente de la CNDH	1	498,476
Visitador General/Secretario	8	582,911
Oficial Mayor	1	566,603
Coordinador General/Titular del Órgano Interno de Control	1	547,696
Director General y Coordinador General de Comunicación y Proyectos	27	542,557
Director General Adjunto/ Coordinador	19	403,595
Coordinador de Programa y Secretario Particular de la Presidencia	2	384,541
Director de Área, Director de Programa, Investigador en Derechos Humanos "B", Secretario Particular de Visitador General/Secretario/Oficial Mayor, Jefe de Unidad Técnica, Secretario Privado del Presidente y Asesor "A"	100	293,712
Subdirector de Área, Visitador Adjunto, Investigador en Derechos Humanos "A", Coordinador Administrativo y Asesor "B"	574	188,657
Jefe de Departamento	155	78,265
Personal de Enlace	**664**	
Enlace (del nivel 27Z al 27D)	664	73,526

ANEXO 23.9.3. REMUNERACIÓN TOTAL ANUAL DE LA MÁXIMA REPRESENTACIÓN DE LA COMISIÓN NACIONAL DE LOS DERECHOS HUMANOS 2015 (pesos)

	Remuneración recibida
REMUNERACIÓN TOTAL ANUAL NETA (RTA)	**2,882,949**
Impuesto sobre la renta retenido	1,312,054
Percepción bruta anual	**4,195,003**
I. Percepciones ordinarias:	**3,437,240**
a) Sueldos y salarios:	**2,372,128**
Sueldo base	346,936
Compensación Garantizada	2,025,192
b) Prestaciones:	**1,065,112**
i) Aportaciones a seguridad social	50,512
ii) Ahorro solidario (Artículo 100 de la Ley del ISSSTE)	
iii) Prima vacacional	65,892
iv) Gratificación de fin de año	404,367
v) Prima quinquenal	
vi) Ayuda para despensa	
vii) Seguro de vida	19,096

viii) Seguro de gastos médicos mayores	62,000
ix) Fondo de separación individualizado	364,406
x) Ayuda para el desarrollo personal y cultural	98,839
xi) Vales de despensa	
xii) Día del niño	
xiii) Día de las madres	
II. Percepciones extraordinarias:	**757,763**
a) Pago extraordinario	757,763

ANEXO 23.10. COMISIÓN FEDERAL DE COMPETENCIA ECONÓMICA

ANEXO 23.10.1. LÍMITES DE PERCEPCIÓN ORDINARIA TOTAL EN LA COMISIÓN FEDERAL DE COMPETENCIA ECONÓMICA (NETOS MENSUALES) (pesos)

Tipo de personal	Sueldos y salarios		Prestaciones (En efectivo y en especie)		Percepción Ordinaria Total	
	Mínimo	Máximo	Mínimo	Máximo	Mínimo	Máximo
Comisionada Presidente de la Comisión		139,137		52,036		191,173
Comisionado		134,998		51,349		186,347
Director General	70,736	130,765	28,732	49,165	99,468	179,930
Director General Adjunto	53,378	106,569	22,436	40,564	75,814	147,133
Director de Área	32,162	80,699	13,551	31,449	45,713	112,148
Subdirector de Área	16,872	35,649	8,606	14,664	25,478	50,313
Jefe de Departamento	12,446	23,185	7,084	10,478	19,530	33,663
Personal de Enlace	7,018	14,761	5,271	7,531	12,289	22,292
Personal Operativo	5,256	8,488	6,106	7,125	11,362	15,613

ANEXO 23.10.2. REMUNERACIÓN TOTAL ANUAL DE LA COMISIONADA PRESIDENTE DE LA COMISIÓN FEDERAL DE COMPETENCIA ECONÓMICA (pesos)

NIVEL JERÁRQUICO: HB3	Remuneración recibida
REMUNERACIÓN TOTAL ANUAL NETA (RTA)	**2,294,075**
Impuesto sobre la renta retenido	1,022,457
Percepción bruta anual	**3,316,532**
I. Percepciones Ordinarias:	**3,316,532**
a) Sueldos y salarios:	**2,441,855**
I) Sueldo Base	284,006
II) Compensación Garantizada	2,157,849
b) Prestaciones:	**874,677**
I) Aportaciones de seguridad social	53,822
II) Ahorro solidario (Artículo 100 de la Ley del ISSSTE)	15,746
III) Prima vacacional	7,889
IV) Aguinaldo (sueldo base)	46,150
V) Gratificación de fin de año (Compensación Garantizada)	350,650
VI) Prima quinquenal (antigüedad)	
VII) Ayuda para despensa	924
VIII) Seguro de vida institucional	28,570
IX) Seguro Colectivo de Retiro	245

X) Seguro de Gastos médicos mayores	13,558
XI) Seguro de Separación Individualizado	357,123
XII) Apoyo económico para adquisición de vehículo	
II. Percepciones extraordinarias	
a) Pago por riesgo y potenciación de seguro de vida	

ANEXO 23.10.3. LÍMITES DE PAGOS EXTRAORDINARIOS ANUALES NETOS (pesos)

Denominación	Plazas	Pago extraordinario anual unitario	
		Mínimo	Máximo
Total Puestos	**37**		
PLAZAS TÉCNICO OPERATIVO NIVEL 2 AL 11	37		388,500

Corresponde a la prestación denominada Medidas de fin de año y se otorga al personal de carácter operativo (vales de despensa).

ANEXO 23.11. INSTITUTO NACIONAL PARA LA EVALUACIÓN DE LA EDUCACIÓN

ANEXO 23.11.1. LÍMITES DE PERCEPCIÓN ORDINARIA TOTAL EN EL INSTITUTO NACIONAL PARA LA EVALUACIÓN DE LA EDUCACIÓN (NETOS MENSUALES) (pesos)

Grupo	Tipo de personal	Sueldos y salarios		Prestaciones (En efectivo y en especie)		Percepción Ordinaria Total	
		Mínimo	Máximo	Mínimo	Máximo	Mínimo	Máximo
Personal de Mando 1/							
H	Consejero Presidente		138,719		52,650		191,369
H	Consejero		131,959		50,905		182,864
J	Titular de Unidad	103,315	122,643	42,495	49,160	145,810	171,803
K	Director General	85,578	107,895	34,850	42,450	120,428	150,349
L	Director General Adjunto	63,282	81,564	21,262	27,508	84,544	109,072
M	Director de Área	32,162	69,530	13,551	23,322	45,713	92,852
N	Subdirector de Área	27,155	35,649	9,163	14,664	36,318	50,313
O	Jefe de Departamento/Homólogo	12,446	23,185	7,084	10,478	19,530	33,663
P	Personal de Enlace	12,353	14,761	5,271	7,531	17,624	22,292
Personal Operativo		7,730	8,488	6,242	7,125	13,972	15,613

1/ La percepción ordinaria incluye todos los ingresos que reciben los servidores públicos por Sueldos y Salarios, y por Prestaciones, independientemente de que se reciba en forma periódica o en fechas definidas. Los montos netos mensuales corresponden a la cantidad que perciben los servidores públicos, una vez aplicadas las disposiciones fiscales. Los montos indicados no incluyen el apoyo económico para adquisición y/o mantenimiento de vehículo que se otorga a los servidores públicos que ocupan un puesto comprendido en los grupos jerárquicos K al H o equivalente del Tabulador de sueldos y salarios y a lo establecido en el Manual de Percepciones de los servidores públicos del INEE. Los rangos de las remuneraciones del personal operativo y de categorías, varían conforme a lo señalado en el Manual de Percepciones de los servidores públicos del instituto.

ANEXO 23.11.2. REMUNERACIÓN TOTAL ANUAL DEL CONSEJERO PRESIDENTE DEL INSTITUTO NACIONAL PARA LA EVALUACIÓN DE LA EDUCACIÓN (pesos)

	Remuneración recibida
REMUNERACIÓN TOTAL ANUAL NETA (RTA)	**2,435,721**
Impuesto sobre la renta retenido (35%) *	1,009,069
Percepción bruta anual	**3,444,790**
I. Percepciones Ordinarias:	3,308,422
a) Sueldos y salarios:	**2,441,855**
I) Sueldo Base	284,006
II) Compensación Garantizada	2,157,849
b) Prestaciones:	866,567
I) Aportaciones de seguridad social	53,640
II) Ahorro solidario (Artículo 100 de la Ley del ISSSTE) 1/	15,746
III) Prima vacacional	7,889

IV) Aguinaldo (sueldo base)	44,597
V) Gratificación de fin de año (Compensación Garantizada)	342,516
VI) Prima quinquenal (antigüedad) 2/	2,700
VII) Ayuda para despensa	4,380
VIII) Seguro de vida institucional	32,232
IX) Seguro colectivo de retiro	473
X) Seguro de gastos médicos mayores	13,558
XI) Seguro de separación Individualizado	348,836
XII) Apoyo económico para adquisición de vehículo	
II. Percepciones Extraordinarias	**136,368**
a) Otras Prestaciones 2/	136,368

* Cálculo obtenido conforme a lo dispuesto en el artículo 113 de la Ley del Impuesto Sobre la Renta, 2010.

1 / Conforme a la nueva Ley del ISSSTE se incluye ésta prestación a partir de 2010.

2 / Corresponde a el apoyo económico para adquisición y/o mantenimiento de vehículo que se otorga a los servidores públicos que ocupan un puesto comprendido en los grupos jerárquicos K al H o equivalente del Tabulador de sueldos y salarios del instituto y a los términos señalados en el Manual de Percepciones de los servidores públicos del INEE.

ANEXO 23.11.3. REMUNERACIÓN TOTAL ANUAL DEL CONSEJERO DEL INSTITUTO NACIONAL PARA LA EVALUACIÓN DE LA EDUCACIÓN (pesos)

	Remuneración recibida
REMUNERACIÓN TOTAL ANUAL NETA (RTA)	**2,287,211**
Impuesto sobre la renta retenido (35%) *	943,895
Percepción bruta anual	**3,231,106**
I. Percepciones Ordinarias:	3,094,738
a) Sueldos y salarios:	**2,279,331**
I) Sueldo Base	284,006
II) Compensación Garantizada	1,995,325
b) Prestaciones:	815,407
I) Aportaciones de seguridad social	53,640
II) Ahorro solidario (Artículo 100 de la Ley del ISSSTE) 1/	15,746
III) Prima vacacional	7,889
IV) Aguinaldo (sueldo base)	44,597
V) Gratificación de fin de año (Compensación Garantizada)	316,718
VI) Prima quinquenal (antigüedad) 2/	2,700
VII) Ayuda para despensa	4,380
VIII) Seguro de vida institucional	30,087
IX) Seguro colectivo de retiro	473
X) Seguro de gastos médicos mayores	13,558
XI) Seguro de separación Individualizado	325,619
XII) Apoyo económico para adquisición de vehículo	
II. Percepciones Extraordinarias	**136,368**
a) Otras Prestaciones 2/	136,368

* Cálculo obtenido conforme a lo dispuesto en el artículo 113 de la Ley del Impuesto Sobre la Renta, 2010.

1 / Conforme a la nueva Ley del ISSSTE se incluye ésta prestación a partir de 2010.

2 / Corresponde a el apoyo económico para adquisición y/o mantenimiento de vehículo que se otorga a los servidores públicos que ocupan un puesto comprendido en los grupos jerárquicos K al H o equivalente del Tabulador de sueldos y salarios del instituto y a los términos señalados en el Manual de Percepciones de los servidores públicos del INEE.

ANEXO 23.12. INSTITUTO FEDERAL DE TELECOMUNICACIONES

ANEXO 23.12.1. LÍMITES DE PERCEPCIÓN ORDINARIA TOTAL EN EL INSTITUTO FEDERAL DE TELECOMUNICACIONES (NETOS MENSUALES) (pesos)

Tipo de personal	Sueldos y salarios		Prestaciones (En efectivo y en especie)		Percepción Ordinaria Total	
	Mínimo	Máximo	Mínimo	Máximo	Mínimo	Máximo
Presidente		141,139		51,380		192,518
Comisionado		138,567		49,803		188,370

Coordinador Ejecutivo		137,281		49,392		186,673
Titular de Unidad / Titular de la Contraloría Interna	103,555	133,364	36,016	45,491	139,572	178,856
Secretario Técnico del Pleno		121,305		55,534		176,839
Coordinador General		108,136		38,949		147,084
Director General	85,819	121,305	30,193	55,534	116,012	176,839
Director General Adjunto / Investigador	63,523	105,982	29,479	36,424	93,002	142,406
Director de Área	38,356	70,563	13,198	24,501	51,555	95,063
Subdirector de Área	22,070	38,298	8,606	14,664	30,676	52,962
Jefe de Departamento	15,745	24,774	7,084	10,478	22,829	35,252
Técnico (Dictaminador, Normalizador o Planeador)	8,800	18,043	3,377	7,347	12,177	25,389
Especialista / Apoyo Administrativo	8,485	15,802	5,271	7,531	13,756	23,333
Auxiliar	9,897	11,171	6,106	7,125	16,003	18,296

- En la Percepción Ordinaria Total se incluyen los importes que se cubren una o dos veces al año, divididos entre doce, por concepto de: aguinaldo sobre sueldo base y compensación garantizada, gratificación de fin de año y prima vacacional.
- La remuneración neta corresponde a la cantidad que perciben los servidores públicos del Instituto Federal de Telecomunicaciones, una vez aplicadas las disposiciones fiscales vigentes para el ejercicio 2014.

ANEXO 23.12.2. REMUNERACIÓN TOTAL ANUAL DEL COMISIONADO PRESIDENTE DEL INSTITUTO FEDERAL DE TELECOMUNICACIONES (pesos)

Nivel Jerárquico : HB3 (Equivalente a Grado 27)	**Remuneración recibida**
REMUNERACIÓN TOTAL ANUAL NETA (RTA)	**2,167,326**
Impuesto sobre la renta retenido 1/	1,106,878
Percepción bruta anual	**3,274,204**
I. Percepciones Ordinarias:	**3,274,204**
a) Sueldos y salarios:	**2,441,856**
I) Sueldo Base	284,006
II) Compensación garantizada	2,157,849
b) Prestaciones:	**832,348**
I) Aportaciones de seguridad social	53,822
II) Ahorro solidario	15,746
III) Prima vacacional	7,889
IV) Aguinaldo (sueldo base)	42,601
V) Gratificación de fin de año (Compensación Garantizada)	323,677
VI) Prima quinquenal (antigüedad)	
VII) Ayuda para despensa	4,380
VIII) Seguro de vida institucional	28,570
IX) Seguro colectivo de retiro	245
X) Seguro de gastos médicos mayores	13,558
XI) Seguro de separación Individualizado	341,860
XII) Apoyo económico de vehículo	
II. Percepciones Extraordinarias	
a) Componente salarial variable asociado a la gestión del desempeño	

1/ El cáculo se efectúo de conformidad con lo dispuesto en el artículo 152 de la LISR vigente para el ejercicio fiscal 2014.

ANEXO 23.13.INSTITUTO FEDERAL DE ACCESO A LA INFORMACIÓN Y PROTECCIÓN DE DATOS

ANEXO 23.13.1. LÍMITES DE PERCEPCIÓN ORDINARIA TOTAL EN EL INSTITUTO FEDERAL DE ACCESO A LA INFORMACIÓN Y PROTECCIÓN DE DATOS (NETOS MENSUALES) (pesos) 1/

Tipo de personal	Nivel		Sueldos y salarios		Prestaciones (En efectivo y en especie)		Percepción Ordinaria Total	
	Mínimo	Máximo	Mínimo	Máximo	Mínimo	Máximo	Mínimo	Máximo
Personal de Mando y Enlace / Homologos								
Comisionado Presidente/Comisionados		HB1*		135,103	10,797	62,232	145,900	197,335
Coordinador	KA2*	JA1	96,241	103,315	8,470	46,596	104,711	149,911
Director General	KA1*	KA2	85,578	96,241	8,247	42,553	93,825	138,794
Contralor	KA1*	KA2	85,578	107,895	34,850	42,450	120,428	150,349
Secretario de Acuerdos y Ponencia/Director de Ponencia	MC2	MC3*	58,516	69,530	5,946	26,754	64,462	96,284
Secretario Particular de Ponencia	MC2	MC3*	58,516	69,530	5,946	26,754	64,462	96,284
Director de Área	MC2	MC3*	58,516	69,530	5,946	26,754	64,462	96,284
Subdirector de Ponencia	MB1	MC1*	42,969	49,586	5,097	19,305	48,066	68,891
Subdirector de Área	MB1	MC1*	42,969	49,586	5,097	19,305	48,066	68,891
Jefe de Departamento de Ponencia	NC1	NC2*	27,155	31,615	41,388	12,459	68,543	44,074
Jefe de Departamento	NC1	NC2*	27,155	31,615	41,388	12,459	68,543	44,074
Enlace de Ponencia	OC1	OC2*	18,500	20,873	3,718	8,948	22,218	29,821
Enlace	OC1	OC2*	18,500	20,873	3,718	8,948	22,218	29,821
Secretaría	OC1	OC2*	18,500	20,873	3,718	8,948	22,218	29,821
Chofer	OB1	OB2*	16,391	18,501	3,601	8,176	19,992	26,677

1/ La percepción ordinaria neta mensual corresponde a la cantidad que perciben los servidores públicos del Instituto Federal de Acceso a la Información y Protección de Datos, una vez aplicadas las disposiciones fiscales vigentes.

*Niveles utilizados para determinar el presupuesto de servicios personales para el ejercicio 2015.

ANEXO 23.13.2. REMUNERACIÓN TOTAL ANUAL DE LA MAXIMA REPRESENTACIÓN DEL INSTITUTO FEDERAL DE ACCESO A LA INFORMACIÓN Y PROTECCIÓN DE DATOS COMISIONADA PRESIDENTE / COMISIONADOS 2015 (pesos)

	Remuneración recibida
REMUNERACIÓN TOTAL ANUAL NETA (RTA)	**2,366,978**
Impuesto sobre la renta retenido	**1,049,211**
Percepción bruta anual	**3,416,189**
I. Percepciones ordinarias:	**3,416,189**
a) Sueldos y salarios:	**2,336,500**
i) Sueldo base	284,006
ii) Compensación garantizada	2,052,494
b) Prestaciones:	**1,079,689**
i) Aportaciones a seguridad social	48,800
ii) Ahorro solidario	15,746
iii) Prima vacacional	7,889
iv) Aguinaldo (sueldo base)	48,420
v) Gratificación de fin de año (compensación garantizada)	350,854
vi) Prima quinquenal (antigüedad)	1,200
vii) Ayuda para despensa	924
viii) Seguro de vida institucional	29,674
ix) Seguro colectivo de retiro	245

x) Seguro de gastos médicos mayores	13,558
xi) Seguro de separación individualizado	354,015
xii) Apoyo económico para cubrir los gastos de mantenimiento, lubricantes, seguros y depreciación del vehículo	208,364
II. Percepciones extraordinarias:	

ANEXO 23.14. INSTITUTO NACIONAL DE ESTADÍSTICA Y GEOGRAFÍA

ANEXO 23.14.1. LÍMITES DE PERCEPCIÓN ORDINARIA TOTAL EN EL INSTITUTO NACIONAL DE ESTADÍSTICA Y GEOGRAFÍA (NETOS MENSUALES) (pesos)

Tipo de personal	Sueldos y salarios		Prestaciones (En efectivo y en especie)		Percepción Ordinaria Total	
	Mínimo	Máximo	Mínimo	Máximo	Mínimo	Máximo
Presidente del Instituto		141,747		44,081		185,828
Vicepresidente		131,959		40,950		172,909
Dirección General		120,051		37,093		157,144
Dirección General Adjunta	81,621	105,741	24,738	32,453	106,359	138,194
Dirección de Área	43,089	81,564	12,583	24,681	55,672	106,245
Subdirección de Área	26,141	39,862	7,457	11,552	33,598	51,414
Jefatura de Departamento	18,448	26,275	5,328	7,475	23,776	33,750
Personal de Enlace	10,727	16,674	3,231	4,838	13,958	21,512
Personal Operativo	6,944	10,216	3,058	3,160	10,002	13,376

ANEXO 23.14.2. REMUNERACIÓN TOTAL ANUAL DEL PRESIDENTE DEL INSTITUTO NACIONAL DE ESTADÍSTICA Y GEOGRAFÍA (pesos)

NIVEL JERÁRQUICO: HC3	Remuneración recibida
REMUNERACIÓN TOTAL ANUAL NETA (RTA)	**2,344,325**
Impuesto sobre la renta retenido 1/	1,033,566
Percepción bruta anual	**3,377,891**
I. Percepciones Ordinarias:	**3,377,891**
a) Sueldos y salarios:	**2,457,291**
I) Sueldo Base	284,006
II) Compensación Garantizada	2,173,285
b) Prestaciones:	**920,600**
I) Aportaciones de seguridad social	53,640
II) Ahorro solidario (Artículo 100 de la Ley del ISSSTE)	15,746
III) Prima vacacional	7,889
IV) Aguinaldo (sueldo base)	47,415
V) Gratificación de fin de año (Compensación Garantizada)	371,502
VI) Prima quinquenal (antigüedad) 2/	2,700
VII) Ayuda para despensa	4,380
VIII) Seguro de vida institucional	31,208



IX) Seguro Colectivo de Retiro	245
X) Seguro de Gastos médicos mayores	13,558
XI) Seguro de Separación Individualizado	372,317
XII) Apoyo económico para adquisición de vehículo	
II. Percepciones extraordinarias	**0**
a) Pago por riesgo y potenciación de seguro de vida	

1/ Cálculo obtenido conforme a lo dispuesto en el art. 96 de la Ley del Impuesto Sobre la Renta.

2/ Incluye la estimación por costo máximo de 5 quinquenios.

ANEXO 23.14.3. REMUNERACIÓN TOTAL ANUAL DEL VICEPRESIDENTE DEL INSTITUTO NACIONAL DE ESTADÍSTICA Y GEOGRAFÍA (pesos)

NIVEL JERÁRQUICO: HA1	**Remuneración recibida**
REMUNERACIÓN TOTAL ANUAL NETA (RTA)	**2,187,040**
Impuesto sobre la renta retenido 1/	952,983
Percepción bruta anual	**3,140,023**
I. Percepciones Ordinarias:	**3,140,023**
a) Sueldos y salarios:	**2,279,331**
I) Sueldo Base	284,006
II) Compensación Garantizada	1,995,325
b) Prestaciones:	**860,692**
I) Aportaciones de seguridad social	53,640
II) Ahorro solidario (Artículo 100 de la Ley del ISSSTE)	15,746
III) Prima vacacional	7,889
IV) Aguinaldo (sueldo base)	47,153
V) Gratificación de fin de año (Compensación Garantizada)	341,081
VI) Prima quinquenal (antigüedad) 2/	2,700
VII) Ayuda para despensa	4,380
VIII) Seguro de vida institucional	28,947
IX) Seguro Colectivo de Retiro	245
X) Seguro de Gastos médicos mayores	13,558
XI) Seguro de Separación Individualizado	345,353
XII) Apoyo económico para adquisición de vehículo	
II. Percepciones extraordinarias	**0**
a) Pago por riesgo y potenciación de seguro de vida	

1/ Cálculo obtenido conforme a lo dispuesto en el art. 96 de la Ley del Impuesto Sobre la Renta.
2/ Incluye la estimación de 5 quinquenios.

ANEXO 24. PREVISIONES SALARIALES Y ECONÓMICAS DE LOS RAMOS 25 Y 33 (pesos)

		Incremento a las percepciones	**Creación de plazas**	**Otras medidas de carácter económico, laboral y contingente**	**Total**
Ramos Generales					
25	Previsiones y Aportaciones para los Sistemas de Educación Básica, Normal, Tecnológica y de Adultos	6,668,533,855	450,000,000	6,201,256,255	13,319,790,110
	Administración Federal de Servicios Educativos en el Distrito Federal	775,251,968	0	2,311,741,883	3,086,993,851
	Fondo de Aportaciones para la Nómina Educativa y Gasto Operativo	5,815,143,851	450,000,000	3,869,412,037	10,134,555,888
	Fondo de Aportaciones para la Educación Tecnológica y de Adultos	78,138,036	0	20,102,335	98,240,371
33	Aportaciones Federales para Entidades Federativas	1,372,819,075	0	460,705,320	1,833,524,395

	y Municipios				
	Fondo de Aportaciones para los Servicios de Salud	1,372,819,075	0	460,705,320	1,833,524,395

ANEXO 25. PROGRAMAS SUJETOS A REGLAS DE OPERACIÓN

06 Hacienda y Crédito Público	
	Programa de Subsidio a la Prima del Seguro Agropecuario
	Fortalecimiento a la Transversalidad de la Perspectiva de Género
	Programa de Apoyo a los Fondos de Aseguramiento Agropecuario
	Programa de Apoyo a la Educación Indígena
	Programa de Infraestructura Indígena
	Programa de Seguro para Contingencias Climatológicas
	Programa para el Mejoramiento de la Producción y la Productividad Indígena
08 Agricultura, Ganadería, Desarrollo Rural, Pesca y Alimentación	
	Programa de Apoyo para la Productividad de la Mujer Emprendedora
	Fondo para el Apoyo a Proyectos Productivos en Núcleos Agrarios (FAPPA)
	Programa de Concurrencia con las Entidades Federativas
	Programa de Productividad y Competitividad Agroalimentaria
	Programa Integral de Desarrollo Rural
	Programa de Fomento a la Agricultura
	Programa de Fomento Ganadero
	Programa de Fomento a la Productividad Pesquera y Acuícola
	Programa de Comercialización y Desarrollo de Mercados
	Programa de Sanidad e Inocuidad Agroalimentaria
	Programa de Innovación, Investigación, Desarrollo Tecnológico y Educación
09 Comunicaciones y Transportes	
	Programa de Empleo Temporal (PET)
10 Economía	
	Fondo de Microfinanciamiento a Mujeres Rurales (FOMMUR)
	Programa de Fomento a la Economía Social
	Fondo Nacional Emprendedor
	Programa Nacional de Financiamiento al Microempresario
	Programa para el Desarrollo de la Industria de Software (PROSOFT)
	Programa de Apoyo para la Mejora Tecnológica de la Industria de Alta Tecnología (PROIAT)
11 Educación Pública	
	Atención a la Demanda de Educación para Adultos (INEA)
	Programa Escuelas de Calidad
	PROSPERA Programa de Inclusión Social
	Cultura Física
	Deporte
	Sistema Mexicano del Deporte de Alto Rendimiento
	Programa de Apoyo a las Culturas Municipales y Comunitarias (PACMYC)
	Programa de Apoyo a Comunidades para Restauración de Monumentos y Bienes Artísticos de Propiedad Federal (FOREMOBA)
	Programa de Apoyo a la Infraestructura Cultural de los Estados (PAICE)
	Programa Escuelas de Tiempo Completo
	Programa de Escuela Segura
	Programa Nacional de Becas
	Programa para la Inclusión y la Equidad Educativa
	Programa de fortalecimiento de la calidad en instituciones educativas
	Programa de Fortalecimiento de la Calidad en Educación Básica
	Programa para el Desarrollo Profesional Docente
12 Salud	
	Programa Comunidades Saludables
	Programa de Atención a Personas con Discapacidad
	PROSPERA Programa de Inclusión Social
	Programa para la Protección y el Desarrollo Integral de la Infancia

	Programa de Atención a Familias y Población Vulnerable
	Programa de estancias infantiles para apoyar a madres trabajadoras
	Unidades Médicas Móviles
	Seguro Médico Siglo XXI
	Calidad en la Atención Médica
	Programa de Fortalecimiento a las Procuradurías de la Defensa del Menor y la Familia
	Programa de Desarrollo Comunitario "Comunidad DIFerente"
14 Trabajo y Previsión Social	
	Programa de Apoyo al Empleo (PAE)
15 Desarrollo Agrario, Territorial y Urbano	
	Programa Hábitat
	Programa de Vivienda Digna
	Programa de Vivienda Rural
	Rescate de espacios públicos
	Programa de esquema de financiamiento y subsidio federal para vivienda
	Programa de Apoyo a Jóvenes Emprendedores Agrarios.
	Programa de apoyo a los avecindados en condiciones de pobreza patrimonial para regularizar asentamientos humanos irregulares (PASPRAH)
	Programa de prevención de riesgos en los asentamientos humanos
	Programa de Reordenamiento y Rescate de Unidades Habitacionales
	Programa de Ordenamiento Territorial y Esquemas de Reubicación de la Población en zonas de riesgo
	Consolidación de Reservas Urbanas
	Programa de Fomento a la Urbanización Rural
16 Medio Ambiente y Recursos Naturales	
	Programa de Conservación para el Desarrollo Sostenible (PROCODES)
	Programa de Agua Limpia
	Programa de Empleo Temporal (PET)
	Programa de Agua Potable, Alcantarillado y Saneamiento en Zonas Urbanas
	Programa para la Construcción y Rehabilitación de Sistemas de Agua Potable y Saneamiento en Zonas Rurales
	Programa de Rehabilitación, Modernización, Tecnificación y Equipamiento de Distritos de Riego y Temporal Tecnificado
	Programa de Rehabilitación, Modernización, Tecnificación y Equipamiento de Unidades de Riego
	Programa de Tratamiento de Aguas Residuales
	Programa Nacional Forestal Pago por Servicios Ambientales
19 Aportaciones a Seguridad Social	
	Programa IMSS-PROSPERA
20 Desarrollo Social	
	Programa de Abasto Social de Leche a cargo de Liconsa, S.A. de C.V.
	Programa de Abasto Rural a cargo de Diconsa, S.A. de C.V. (DICONSA)
	Programa de Opciones Productivas
	Programas del Fondo Nacional de Fomento a las Artesanías (FONART)
	Programa 3 x 1 para Migrantes
	Programa de Atención a Jornaleros Agrícolas
	Programa de Coinversión Social
	Programa de Empleo Temporal (PET)
	PROSPERA Programa de Inclusión Social
	Programa de Apoyo Alimentario
	Programa de Apoyo a las Instancias de Mujeres en las Entidades Federativas, Para Implementar y Ejecutar Programas de Prevención de la Violencia Contra las Mujeres
	Programa de estancias infantiles para apoyar a madres trabajadoras
	Pensión para Adultos Mayores
	Programa para el Desarrollo de Zonas Prioritarias
	Seguro de vida para jefas de familia
21 Turismo	

	Programa para el Desarrollo Regional Turístico Sustentable
38 Consejo Nacional de Ciencia y Tecnología	
	Becas de posgrado y otras modalidades de apoyo a la calidad
	Sistema Nacional de Investigadores
	Fortalecimiento a nivel sectorial de las capacidades científicas, tecnológicas y de innovación
	Fortalecimiento en las Entidades Federativas de las capacidades científicas, tecnológicas y de innovación.
	Apoyo al Fortalecimiento y Desarrollo de la Infraestructura Científica y Tecnológica

ANEXO 26. PRINCIPALES PROGRAMAS

04	**Gobernación**
	Servicios migratorios en fronteras, puertos y aeropuertos
	Servicios de inteligencia para la Seguridad Nacional
	Promover la Protección de los Derechos Humanos y Prevenir la Discriminación
	Registro e Identificación de Población
	Coordinación del Sistema Nacional de Protección Civil
	Otorgamiento de subsidios en materia de Seguridad Pública a Entidades Federativas, Municipios y el Distrito Federal
	Otorgamiento de subsidios para las entidades federativas para el fortalecimiento de las instituciones de seguridad pública en materia de mando policial
	Programa Nacional de Prevención del Delito
	Servicios de protección, custodia, vigilancia y seguridad de personas, bienes e instalaciones
	Implementación de operativos para la prevención y disuasión del delito
	Administración del sistema federal penitenciario
	Plataforma México
	Gendarmería Nacional
06	**Hacienda y Crédito Público**
	Programas de la Comisión Nacional para el Desarrollo de los Pueblos Indígenas
08	**Agricultura, Ganadería, Desarrollo Rural, Pesca y Alimentación**
	Programa de Concurrencia con las Entidades Federativas
	Programa de Productividad y Competitividad Agroalimentaria
	Programa Integral de Desarrollo Rural
	Programa de Fomento a la Agricultura
	Programa de Fomento Ganadero
	Programa de Fomento a la Productividad Pesquera y Acuícola
	Programa de Comercialización y Desarrollo de Mercados
	Programa de Sanidad e Inocuidad Agroalimentaria
	Programa de Innovación, Investigación, Desarrollo Tecnológico y Educación
	Programa de Apoyo para la Productividad de la Mujer Emprendedora
	Fondo para el Apoyo a Proyectos Productivos en Núcleos Agrarios (FAPPA)
09	**Comunicaciones y Transportes**
	Proyectos de infraestructura económica de carreteras
	Proyectos de infraestructura económica de carreteras alimentadoras y caminos rurales
	Mantenimiento de Carreteras
	Programa de Empleo Temporal (PET)
	Servicios en puertos, aeropuertos y ferrocarriles
	Sistema Satelital
10	**Economía**
	Programa de Fomento a la Economía Social
	Fondo Nacional Emprendedor
11	**Educación Pública**
	Atención a la Demanda de Educación para Adultos (INEA)



	Deporte
	Escuelas Dignas
	Investigación científica y desarrollo tecnológico
	Prestación de Servicios de Educación Inicial y Básica Comunitaria
	Prestación de Servicios de educación media superior
	Prestación de servicios de educación superior y posgrado
	Prestación de servicios de educación técnica
	Programa de Expansión en la Oferta Educativa en Educación Media Superior y Superior
	Programa Escuelas de Calidad
	Programa Escuelas de Tiempo Completo
	Programa de Inclusión y Alfabetización Digital
	Programa de la Reforma Educativa
	Programa Nacional de Becas
	PROSPERA Programa de Inclusión Social
	Proyectos de infraestructura social del sector educativo
	Subsidios federales para organismos descentralizados estatales
12	**Salud**
	Seguro Popular
	Seguro Médico Siglo XXI
	PROSPERA Programa de Inclusión Social
	Prevención y atención contra las adicciones
	Atención de la Salud Reproductiva y la Igualdad de Género en Salud
	Programa de Atención a Personas con Discapacidad
	Programa para la Protección y el Desarrollo Integral de la Infancia
	Programa de Atención a Familias y Población Vulnerable
	Reducción de la mortalidad materna y calidad en la atención obstétrica
	Prevención y Control de Sobrepeso, Obesidad y Diabetes
	Prevención y atención de VIH/SIDA y otras ITS
	Reducción de Enfermedades Prevenibles por Vacunación
	Programa de Apoyo para Fortalecer la Calidad en los Servicios de Salud
14	**Trabajo y Previsión Social**
	Programa de Apoyo al Empleo (PAE)
15	**Desarrollo Agrario, Territorial y Urbano**
	Fomento al desarrollo agrario
	Programa de Apoyo a Jóvenes Emprendedores Agrarios
	Programa de Atención de Conflictos Sociales en el Medio Rural
	Modernización del Catastro Rural Nacional
	Programa Hábitat
	Programa de Vivienda Digna
	Programa de Vivienda Rural
	Rescate de Espacios Públicos
	Programa de esquema de financiamiento y subsidio federal para vivienda
16	**Medio Ambiente y Recursos Naturales**
	Programa Nacional Forestal
	Programa de Conservación para el Desarrollo Sostenible (PROCODES)
	Programa de Agua Potable, Alcantarillado y Saneamiento en Zonas Urbanas
	Programa para la Construcción y Rehabilitación de Sistemas de Agua Potable y Saneamiento en Zonas Rurales
	Programa de Rehabilitación, Modernización, Tecnificación y Equipamiento de Distritos de Riego y Temporal Tecnificado
	Programa de Rehabilitación, Modernización, Tecnificación y Equipamiento de Unidades de Riego
	Programa de Tratamiento de Aguas Residuales
	Prevención y Gestión Integral de Residuos
	Proyectos de Infraestructura Económica de Agua Potable, Alcantarillado y Saneamiento
	Infraestructura para la Protección de Centros de Población y Áreas Productivas

	Túnel Emisor Oriente y Planta de Tratamiento Atotonilco
	Infraestructura de riego y Temporal Tecnificado
	Operación y Mantenimiento del Sistema Cutzamala
	Operación y Mantenimiento del Sistema de Pozos de Abastecimiento del Valle de México
	Fomento para la Conservación y Aprovechamiento Sustentable de la Vida Silvestre
	Programa de Empleo Temporal (PET)
17	**Procuraduría General de la República**
	Investigar y perseguir los delitos del orden federal
	Investigar y perseguir los delitos relativos a la Delincuencia Organizada
20	**Desarrollo Social**
	Programa de Abasto Social de Leche a cargo de Liconsa, S.A. de C.V.
	Programa de Abasto Rural a cargo de Diconsa, S.A. de C.V. (DICONSA)
	Programa 3 x 1 para Migrantes
	Programa de Coinversión Social
	Programa de Empleo Temporal (PET)
	PROSPERA Programa de Inclusión Social
	Programa de Apoyo Alimentario
	Programa de estancias infantiles para apoyar a madres trabajadoras
	Pensión para Adultos Mayores
	Programa para el Desarrollo de Zonas Prioritarias
	Seguro de Vida para Jefas de Familia
21	**Turismo**
	Programa para el Desarrollo Regional Turístico Sustentable
	Promoción de México como Destino Turístico
	Desarrollo de infraestructura para el fomento y promoción de la inversión en el sector turístico
	Proyectos de Infraestructura de Turismo
38	**Consejo Nacional de Ciencia y Tecnología**
	Becas de posgrado y otras modalidades de apoyo a la calidad
	Sistema Nacional de Investigadores
	Programa de Desarrollo Científico y Tecnológico

ANEXO 27. PROSPERA PROGRAMA DE INCLUSIÓN SOCIAL (pesos)

	Monto
Desarrollo Social 1/	40,692,280,335
Educación Pública	28,275,872,750
Salud	6,023,190,263
TOTAL	**74,991,343,348**

1/ Incluye 829,694,626 pesos de gastos de operación a cargo de la Coordinación Nacional de PROSPERA Programa de Inclusión Social.

ANEXO 28. CONSERVACIÓN, MANTENIMIENTO CARRETERO Y EMPLEO TEMPORAL (pesos)

ESTADO	CONSERVACIÓN DE INFRAESTRUCTURA CARRETERA	CONSERVACIÓN Y ESTUDIOS Y PROYECTOS DE CAMINOS RURALES Y CARRETERAS ALIMENTADORAS	PROGRAMA DE EMPLEO TEMPORAL
Aguascalientes	291,352,385	167,947,365	15,513,789
Baja California	265,883,385	44,159,902	24,319,680
Baja California Sur	218,472,293	115,462,404	21,362,439
Campeche	199,400,000	383,073,966	27,049,439
Chiapas	505,441,066	260,118,676	88,841,280
Chihuahua	216,343,579	98,064,943	47,109,039
Coahuila	307,774,287	86,384,875	35,135,320
Colima	206,539,274	90,445,271	30,854,561
Durango	258,046,074	32,484,279	36,076,261



Guanajuato	213,805,952	91,076,540	27,907,661
Guerrero	204,629,620	166,445,941	59,630,780
Hidalgo	167,462,403	135,647,346	65,276,420
Jalisco	771,832,379	336,540,489	49,208,061
México	675,364,101	270,249,002	87,352,320
Michoacán	1,091,958,212	31,230,849	59,186,161
Morelos	475,504,876	51,197,397	35,931,500
Nayarit	175,859,523	85,162,867	39,126,561
Nuevo León	711,861,130	101,935,565	36,283,061
Oaxaca	1,061,790,271	56,874,644	94,235,190
Puebla	480,861,951	240,742,079	78,335,839
Querétaro	147,407,412	56,006,353	21,072,920
Quintana Roo	530,345,865	84,606,656	35,135,320
San Luis Potosí	290,856,716	173,087,043	52,154,961
Sinaloa	723,152,829	173,792,064	46,912,580
Sonora	655,618,233	105,151,531	45,878,580
Tabasco	229,020,660	101,398,200	51,948,161
Tamaulipas	326,836,252	100,459,866	55,763,620
Tlaxcala	297,475,771	50,728,231	31,743,800
Veracruz	777,178,170	183,175,391	73,569,100
Yucatán	312,065,062	77,822,589	47,026,320
Zacatecas	786,136,279	139,166,093	46,519,661
TOTAL	**13,576,276,010**	**4,090,638,417**	**1,466,460,385**

ANEXO 29. SUBSIDIO ORDINARIO PARA ORGANISMOS DESCENTRALIZADOS ESTATALES (pesos)

	MONTO
U006 Subsidios federales para organismos descentralizados estatales (UR 511)	**52,315,636,754**
Aguascalientes	728,056,923
Baja California	1,442,829,975
Baja California Sur	410,816,350
Campeche	812,440,442
Coahuila	1,213,438,224
Colima	1,323,415,313
Chiapas	1,168,610,357
Chihuahua	1,709,745,415
Durango	1,164,877,704
Guanajuato	1,550,793,745
Guerrero	1,687,066,944
Hidalgo	1,187,682,267
Jalisco	5,117,850,698
México	1,853,101,874
Michoacán	1,698,825,087
Morelos	1,064,562,641
Nayarit	1,231,030,350
Nuevo León	4,653,599,797
Oaxaca	1,024,824,901
Puebla	3,643,516,778
Querétaro	1,214,803,342
Quintana Roo	258,602,120
San Luis Potosí	1,711,899,647

Sinaloa	3,885,802,209
Sonora	1,781,818,760
Tabasco	1,068,073,293
Tamaulipas	1,921,646,030
Tlaxcala	558,995,293
Veracruz	2,211,964,353
Yucatán	1,700,367,771
Zacatecas	**1,314,578,151**

ANEXO 29.1. APOYO PARA SANEAMIENTO FINANCIERO DE LAS UPES (pesos)

	MONTO
U081 Apoyos para saneamiento financiero y la atención a problemas estructurales de las UPES (Saneamiento financiero)	**1,073,257,694**
Universidad Autónoma de Baja California	97,596,185
Universidad Autónoma de Chiapas	27,182,283
Universidad Autónoma de Chihuahua	68,749,707
Universidad Autónoma de Ciudad Juárez	30,672,694
Universidad Autónoma de Guerrero	115,838,044
Universidad Autónoma del Estado de Hidalgo	47,067,882
Universidad de Guadalajara	108,395,803
Universidad Autónoma del Estado de México	84,164,583
Universidad Michoacana de San Nicolás de Hidalgo	75,529,532
Universidad Autónoma de Nuevo León	103,986,318
Universidad Autónoma Benito Juárez de Oaxaca	73,773,758
Universidad Autónoma de Sinaloa	111,681,854
Instituto Tecnológico de Sonora	55,534,264
Universidad Juárez Autónoma de Tabasco	53,238,618
Universidad Autónoma de Zacatecas	19,846,169

ANEXO 29.2. CONSOLIDACIÓN DE LAS UNIVERSIDADES INTERCULTURALES (pesos)

	MONTO
S245 Programa de fortalecimiento de la calidad en instituciones educativas (Universidades Interculturales)	**100,406,333**
Universidad Intercultural de Chiapas	12,962,267
Universidad Intercultural del Estado de México	17,120,505
Universidad Intercultural del Estado de Tabasco	15,660,889
Universidad Intercultural del Estado de Puebla	10,873,201
Universidad Intercultural Indígena de Michoacán	9,887,835
Universidad Intercultural del Estado de Guerrero	4,237,649
Universidad Intercultural Maya de Quintana Roo	14,387,103
Universidad Intercultural Veracruzana	2,116,739
Universidad Autónoma Indígena de México	13,160,145

ANEXO 29.3. INSTITUCIONES ESTATALES DE CULTURA (pesos)

Ciudades Patrimonio (R046)	**150,000,000**
Oaxaca	15,000,000
Tlacotalpan	15,000,000

Querétaro	15,000,000
Guanajuato	15,000,000
Zacatecas	15,000,000
Campeche	15,000,000
Distrito Federal	15,000,000
Morelia	15,000,000
Puebla	15,000,000
San Miguel de Allende	15,000,000
Instituciones Estatales de Cultura (U059)	**1,060,842,688**
Aguascalientes	33,151,334
Baja California	33,151,334
Baja California Sur	33,151,334
Campeche	33,151,334
Coahuila	33,151,334
Colima	33,151,334
Chiapas	33,151,334
Chihuahua	33,151,334
Distrito Federal	33,151,334
Durango	33,151,334
Guanajuato	33,151,334
Guerrero	33,151,334
Hidalgo	33,151,334
Jalisco	33,151,334
Estado de México	33,151,334
Michoacán	33,151,334
Morelos	33,151,334
Nayarit	33,151,334
Nuevo León	33,151,334
Oaxaca	33,151,334
Puebla	33,151,334
Querétaro	33,151,334
Quintana Roo	33,151,334
San Luis Potosí	33,151,334
Sinaloa	33,151,334
Sonora	33,151,334
Tabasco	33,151,334
Tamaulipas	33,151,334
Tlaxcala	33,151,334
Veracruz	33,151,334
Yucatán	33,151,334
Zacatecas	33,151,334

ANEXO 30. DISTRIBUCIÓN DEL PROGRAMA DE APOYO PARA FORTALECER LA CALIDAD EN LOS SERVICIOS DE SALUD (pesos) */

Estado	MONTO
Aguascalientes	49,245,287
Baja California	92,685,850
Baja California Sur	41,822,635
Campeche	65,698,517
Coahuila	105,279,470
Colima	49,126,737
Chiapas	164,450,038
Chihuahua	162,316,768
Distrito Federal	36,796,771
Durango	105,789,549



Guanajuato	119,470,862
Guerrero	369,526,479
Hidalgo	130,097,125
Jalisco	61,065,863
México	292,861,819
Michoacán	148,246,140
Morelos	58,400,805
Nayarit	86,805,439
Nuevo León	86,950,623
Oaxaca	320,400,711
Puebla	163,159,736
Querétaro	61,947,934
Quintana Roo	65,616,730
San Luis Potosí	48,847,012
Sinaloa	101,746,161
Sonora	117,768,576
Tabasco	71,449,438
Tamaulipas	121,939,335
Tlaxcala	130,610,313
Veracruz	427,047,251
Yucatán	100,605,451
Zacatecas	155,348,386
TOTAL	**4,113,123,811**

*/ Los recursos considerados en este Anexo serán destinados al Proceso de Formalización Laboral de los Trabajadores de la Salud en las entidades federativas establecido por la Secretaría de Salud, y serán transferidos a las entidades federativas a través del Fondo de Aportaciones para los Servicios de Salud del Ramo 33.

ANEXO 31. DISTRIBUCIÓN DEL PROGRAMA MEDIO AMBIENTE Y RECURSOS NATURALES (pesos)

Estado	MONTO
Aguascalientes	24,785,897
Baja California	32,551,771
Baja California Sur	7,082,193
Campeche	111,536,540
Chiapas	18,320,011
Chihuahua	18,643,306
Coahuila	74,896,517
Colima	12,879,663
Distrito Federal	137,938,909
Durango	54,169,653
Guanajuato	55,344,640
Guerrero	85,780,759
Hidalgo	74,896,517
Jalisco	87,001,022
México	275,231,229
Michoacán	48,566,780
Morelos	25,736,599
Nayarit	9,634,175
Nuevo León	66,814,159
Oaxaca	28,018,841
Puebla	62,368,001
Querétaro	2,155,296
Quintana Roo	48,494,148
San Luis Potosí	8,621,182
Sinaloa	27,283,777
Sonora	29,048,210
Tabasco	104,365,144



Tamaulipas	9,698,830
Tlaxcala	7,543,534
Veracruz	38,256,494
Yucatán	18,320,011
Zacatecas	18,157,370
TOTAL	**1,624,141,176**

ANEXO 31.1 PROGRAMA HIDRÁULICO: SUBSIDIOS PARA ENTIDADES FEDERATIVAS (pesos)

Estado	Subsidios Administración del Agua y Agua Potable	Subsidios Hidroagrícolas
Aguascalientes	305,211,179	254,667,268
Baja California	157,435,334	224,279,405
Baja California Sur	233,166,072	51,185,592
Campeche	182,363,375	32,656,057
Coahuila	315,257,639	101,995,474
Colima	202,213,546	94,961,367
Chiapas	358,859,235	69,350,800
Chihuahua	369,085,712	110,755,963
Distrito Federal	1,036,016,456	48,236,100
Durango	499,780,574	219,123,212
Guanajuato	275,500,660	110,478,764
Guerrero	841,740,618	32,249,317
Hidalgo	321,935,183	211,891,181
Jalisco	231,201,689	84,096,254
Estado de México	1,161,929,628	93,393,417
Michoacán	279,104,246	92,432,007
Morelos	354,781,109	67,832,405
Nayarit	218,877,957	107,508,406
Nuevo León	453,586,172	160,536,942
Oaxaca	527,601,318	43,858,144
Puebla	619,844,292	107,104,222
Querétaro	222,736,040	30,854,047
Quintana Roo	215,716,830	58,425,461
San Luis Potosí	203,666,827	175,747,946
Sinaloa	448,919,676	491,059,980
Sonora	415,864,661	349,208,755
Tabasco	515,980,027	22,081,714
Tamaulipas	545,017,347	171,831,602
Tlaxcala	131,295,118	31,300,940
Veracruz	709,355,572	368,801,502
Yucatán	249,168,474	41,565,828
Zacatecas	419,247,158	86,492,947
TOTAL	**13,022,459,724**	**4,145,963,020**

ANEXO 32. ADECUACIONES APROBADAS POR LA H. CÁMARA DE DIPUTADOS (pesos)

		PROYECTO PEF	REDUCCIONES	AMPLIACIONES	REASIGNACIONES	PEF APROBADO
A: RAMOS AUTÓNOMOS		**94,497,306,659**	**4,900,000,000**	**0**	**-4,900,000,000**	**89,597,306,659**
Gasto Programable						
01	Poder Legislativo	13,648,337,841	250,000,000	0	-250,000,000	13,398,337,841
	Cámara de Senadores	4,269,177,269	250,000,000	0	-250,000,000	4,019,177,269
	Cámara de Diputados	7,339,166,195	0	0	0	7,339,166,195
	Auditoría Superior de la Federación	2,039,994,377	0	0	0	2,039,994,377
03	Poder Judicial	56,269,068,710	4,500,000,000	0	-4,500,000,000	51,769,068,710
	Suprema Corte de Justicia de la Nación	4,654,922,804	0	0	0	4,654,922,804



	Consejo de la Judicatura Federal	48,552,127,906	4,500,000,000	0	-4,500,000,000	44,052,127,906
	Tribunal Electoral del Poder Judicial de la Federación	3,062,018,000	0	0	0	3,062,018,000
22	Instituto Nacional Electoral	18,572,411,236	0	0	0	18,572,411,236
35	Comisión Nacional de los Derechos Humanos	1,465,956,043	0	0	0	1,465,956,043
41	Comisión Federal de Competencia Económica	478,332,005	0	0	0	478,332,005
42	Instituto Nacional para la Evaluación de la Educación	1,170,000,000	150,000,000	0	-150,000,000	1,020,000,000
43	Instituto Federal de Telecomunicaciones	2,000,000,000	0	0	0	2,000,000,000
44	Instituto Federal de Acceso a la Información y Protección de Datos	893,200,824	0	0	0	893,200,824
RAMO: 40 INFORMACIÓN NACIONAL ESTADÍSTICA Y GEOGRÁFICA						
	Instituto Nacional de Estadística y Geografía	8,458,664,643	0	40,000,000	40,000,000	8,498,664,643
RAMO: 32 Tribunal Federal de Justicia Fiscal y Administrativa						
	Tribunal Federal de Justicia Fiscal y Administrativa	2,526,869,053	0	0	0	2,526,869,053
RAMO EN PROCESO DE CREACIÓN: 1/						
	Consejo Nacional de Evaluación de la Política de Desarrollo Social	490,604,860	50,000,000	0	-50,000,000	440,604,860
B: RAMOS ADMINISTRATIVOS		**1,177,674,254,961**	**22,011,370,332**	**28,632,190,959**	**6,620,820,627**	**1,184,295,075,588**
Gasto Programable						
02	Oficina de la Presidencia de la República	2,296,227,033	0	0	0	2,296,227,033
04	Gobernación	77,721,739,252	661,327,081	5,909,699	-655,417,382	77,066,321,870
05	Relaciones Exteriores	8,096,492,264	0	4,000,000	4,000,000	8,100,492,264
06	Hacienda y Crédito Público	43,935,141,685	0	1,756,727,081	1,756,727,081	45,691,868,766
07	Defensa Nacional	71,269,654,718	0	4,000,000	4,000,000	71,273,654,718
08	Agricultura, Ganadería, Desarrollo Rural, Pesca y Alimentación	87,762,029,019	0	4,379,808,897	4,379,808,897	92,141,837,916
09	Comunicaciones y Transportes	120,757,407,738	11,000,000,000	16,388,828,395	5,388,828,395	126,146,236,133
10	Economía	21,908,076,670	1,000,000,000	0	-1,000,000,000	20,908,076,670
11	Educación Pública	305,741,576,291	4,500,000,000	3,815,567,258	-684,432,742	305,057,143,549
12	Salud	134,928,398,691	250,000,000	169,193,378	-80,806,622	134,847,592,069
13	Marina	27,024,522,576	0	1,000,000	1,000,000	27,025,522,576
14	Trabajo y Previsión Social	5,384,572,415	250,000,000	0	-250,000,000	5,134,572,415
15	Desarrollo Agrario, Territorial y Urbano	21,825,892,608	0	225,000,000	225,000,000	22,050,892,608
16	Medio Ambiente y Recursos Naturales	67,176,702,425	300,000,000	1,100,000,000	800,000,000	67,976,702,425
17	Procuraduría General de la República	17,254,485,877	250,000,000	25,000,000	-225,000,000	17,029,485,877
18	Energía 2/	3,836,964,376	750,043,251	1,905,000	-748,138,251	3,088,826,125
20	Desarrollo Social	117,048,801,056	2,550,000,000	5,208,000	-2,544,792,000	114,504,009,056
21	Turismo	7,344,915,366	500,000,000	0	-500,000,000	6,844,915,366
27	Función Pública	1,483,947,925	0	0	0	1,483,947,925
31	Tribunales Agrarios	1,039,948,451	0	0	0	1,039,948,451
37	Consejería Jurídica del Ejecutivo Federal	130,090,904	0	0	0	130,090,904
38	Consejo Nacional de Ciencia y Tecnología	33,706,667,621	0	0	0	33,706,667,621
45	Comisión Reguladora de Energía	0	0	400,000,664	400,000,664	400,000,664
46	Comisión Nacional de Hidrocarburos	0	0	350,042,587	350,042,587	350,042,587
C: RAMOS GENERALES		**2,206,865,315,197**	**20,481,098,879**	**37,160,578,252**	**16,679,479,373**	**2,223,544,794,570**
Gasto Programable						
19	Aportaciones a Seguridad Social	501,627,340,000	0	0	0	501,627,340,000
23	Provisiones Salariales y Económicas	93,094,986,677	650,700,000	34,862,593,124	34,211,893,124	127,306,879,801
25	Previsiones y Aportaciones para	46,880,165,260	0	0	0	46,880,165,260



	los Sistemas de Educación Básica, Normal, Tecnológica y de Adultos					
	Previsiones para servicios personales para los servicios de educación básica en el Distrito Federal, para el Fondo de Aportaciones para la Nómina Educativa y Gasto Operativo (FONE) y para el Fondo de Aportaciones para la Educación Tecnológica y de Adultos	13,319,790,110	0	0	0	13,319,790,110
	Aportaciones para los servicios de educación básica y normal en el Distrito Federal	33,560,375,150	0	0	0	33,560,375,150
33	Aportaciones Federales para Entidades Federativas y Municipios	590,910,759,683	0	446,407,071	446,407,071	591,357,166,754
	Fondo de Aportaciones para la Nómina Educativa y Gasto Operativo (FONE):	330,325,823,796	0	0	0	330,325,823,796
	Servicios Personales	298,886,341,193	0	0	0	298,886,341,193
	Otros de Gasto Corriente	10,749,607,402	0	0	0	10,749,607,402
	Gasto de Operación	12,012,945,449	0	0	0	12,012,945,449
	Fondo de Compensación	8,676,929,752	0	0	0	8,676,929,752
	Fondo de Aportaciones para los Servicios de Salud	77,845,081,243	0	0	0	77,845,081,243
	Fondo de Aportaciones para la Infraestructura Social, que se distribuye en:	58,383,018,921	0	119,934,030	119,934,030	58,502,952,951
	Entidades	7,076,869,456	0	14,537,745	14,537,745	7,091,407,201
	Municipal y de las Demarcaciones Territoriales del Distrito Federal	51,306,149,465	0	105,396,285	105,396,285	51,411,545,750
	Fondo de Aportaciones para el Fortalecimiento de los Municipios y de las Demarcaciones Territoriales del Distrito Federal	59,142,409,022	0	121,494,017	121,494,017	59,263,903,039
	Fondo de Aportaciones Múltiples, que se distribuye para erogaciones de:	18,788,557,524	0	38,596,624	38,596,624	18,827,154,148
	Asistencia Social	8,642,736,461	0	17,754,447	17,754,447	8,660,490,908
	Infraestructura Educativa	10,145,821,063	0	20,842,177	20,842,177	10,166,663,240
	Fondo de Aportaciones para la Educación Tecnológica y de Adultos, que se distribuye para erogaciones de:	5,920,432,337	0	100,000,000	100,000,000	6,020,432,337
	Educación Tecnológica	3,697,109,534	0	100,000,000	100,000,000	3,797,109,534
	Educación de Adultos	2,223,322,803	0	0	0	2,223,322,803
	Fondo de Aportaciones para la Seguridad Pública de los Estados y del Distrito Federal	8,190,964,440	0	0	0	8,190,964,440
	Fondo de Aportaciones para el Fortalecimiento de las Entidades Federativas	32,314,472,400	0	66,382,400	66,382,400	32,380,854,800
Gasto No Programable						
24	Deuda Pública	327,038,550,278	5,000,000,000	0	-5,000,000,000	322,038,550,278
28	Participaciones a Entidades Federativas y Municipios	605,278,512,299	0	1,851,578,057	1,851,578,057	607,130,090,356
29	Erogaciones para las Operaciones y Programas de Saneamiento Financiero	0	0	0	0	0
30	Adeudos de Ejercicios Fiscales Anteriores	31,085,000,000	14,830,398,879	0	-14,830,398,879	16,254,601,121
34	Erogaciones para los Programas de Apoyo a Ahorradores y Deudores de la Banca	10,950,001,000	0	0	0	10,950,001,000
	Obligaciones incurridas a través de los programas de apoyo a deudores	1,584,401,000	0	0	0	1,584,401,000
	Obligaciones surgidas de los programas de apoyo a ahorradores	9,365,600,000	0	0	0	9,365,600,000
D: ENTIDADES SUJETAS A CONTROL PRESUPUESTARIO DIRECTO		**706,453,937,895**	**0**	**0**	**0**	**706,453,937,895**
Gasto Programable						
GYN	Instituto de Seguridad y Servicios Sociales de los Trabajadores del Estado 3/	208,758,619,781	0	0	0	208,758,619,781
GYR	Instituto Mexicano del Seguro	497,695,318,114	0	0	0	497,695,318,114



Social					
E: EMPRESAS PRODUCTIVAS DEL ESTADO 4/ 5/	**923,525,227,774**	**0**	**0**	**0**	**923,525,227,774**
Gasto Programable					
TOQ Comisión Federal de Electricidad	314,456,548,542	0	0	0	314,456,548,542
TZZ Petróleos Mexicanos (Consolidado)	540,580,079,232	0	0	0	540,580,079,232
Gasto No Programable					
Costo Financiero, que se distribuye para erogaciones de:	68,488,600,000	0	0	0	68,488,600,000
TOQ Comisión Federal de Electricidad	14,500,000,000	0	0	0	14,500,000,000
TZZ Petróleos Mexicanos (Consolidado)	53,988,600,000	0	0	0	53,988,600,000
Neteo: Resta de: a) aportaciones ISSSTE del Gobierno Federal y de los Poderes y Ramos Autónomos; b) subsidios y transferencias a las entidades de control directo en la Administración Pública Federal	**443,764,476,182**	**0**	**0**	**0**	**443,764,476,182**
GASTO NETO TOTAL	**4,676,237,100,000**	**47,392,469,211**	**65,832,769,211**	**18,440,300,000**	**4,694,677,400,000**

1/ El importe señalado no se suma al total, ya que se encuentra contenido en el Ramo 20 Desarrollo Social. Su clasificación en el apartado de Ramos Autónomos queda supeditada a la formalización correspondiente en materia presupuestaria.

2/ Incluye recursos por 190.0 millones de pesos para el Centro Nacional de Control de Gas Natural, así como 190.0 millones de pesos para el Centro Nacional de Control de Energía.

3/ Incluye recursos para la creación de 4,000 plazas de la Rama Médica, Paramédica y Grupos Afines, las cuales se destinarán únicamente a fortalecer los servicios de salud que se prestan a los derechohabientes del ISSSTE.

4/ Esta clasificación corresponde a los cambios derivados de la expedición de las nuevas leyes de Petróleos Mexicanos y de la Comisión Federal de Electricidad con fundamento en el artículo 2 de las leyes respectivas.

5/ Monto neto sin incluir erogación alguna por concepto de aprovechamientos, así como ninguna transferencia del Gobierno Federal para el otorgamiento de subsidios.

ANEXO 33. AMPLIACIONES AL RAMO 4 GOBERNACIÓN (pesos)

	Monto
RAMO: 04 GOBERNACIÓN	**5,909,699**
Erogaciones para la Igualdad entre Mujeres y Hombres 1/	**5,909,699**
Planeación demográfica del país	2,484,912
Implementar las políticas, programas y acciones tendientes a garantizar la seguridad pública de la Nación y sus habitantes	1,500,000
Fomento de la cultura de la participación ciudadana en la prevención del delito	1,924,787

1/ Monto incluido en el Anexo 13 Erogaciones para la Igualdad entre Mujeres y Hombres

ANEXO 34. AMPLIACIONES AL RAMO 5 RELACIONES EXTERIORES (pesos)

	Monto
RAMO: 05 RELACIONES EXTERIORES	**4,000,000**
Erogaciones para la Igualdad entre Mujeres y Hombres 1/	**4,000,000**
Actividades de apoyo administrativo	4,000,000

1/ Monto incluido en el Anexo 13 Erogaciones para la Igualdad entre Mujeres y Hombres

ANEXO 35. AMPLIACIONES AL RAMO 6 HACIENDA Y CRÉDITO PÚBLICO (pesos)

	Monto
RAMO 6: Hacienda y Crédito Público	**1,756,727,081**
GSA Agroasemex, S.A.	250,000,000
S001 Programa de Subsidio a la Prima del Seguro Agropecuario	250,000,000
AYB Comisión Nacional para el Desarrollo de los Pueblos Indígenas	820,000,000
S178 Programa de Apoyo a la Educación Indígena	120,000,000

S179 Programa de Infraestructura Indígena	500,000,000
S249 Programa para el Mejoramiento de la Producción y la Productividad Indígena	200,000,000
HAN Financiera Nacional de Desarrollo Agropecuario, Rural, Forestal y Pesquero	500,000,000
F001 Programa de Garantías Liquidas	200,000,000
F002 Programa integral de formación, capacitación y consultoría para Productores e Intermediarios Financieros Rurales	100,000,000
F0029 Constitución y Operación de Unidades de Promoción de Crédito	100,000,000
F030 Reducción de Costos de Acceso al Crédito	100,000,000
HHG Instituto Nacional de las Mujeres1/	25,400,000
P010 Fortalecimiento de la Igualdad Sustantiva entre Mujeres y Hombres	23,000,000
S010 Fortalecimiento a la Transversalidad de la Perspectiva de Género	2,400,000
AYL Sistema Público de Radiodifusión del Estado Mexicano2/	161,327,081

1/ Monto incluido en el Anexo 13 Erogaciones para la Igualdad entre Mujeres y Hombres

2/ Se resectoriza de la Secretaría de Gobernación por virtud de la expedición de la Ley del Sistema Público de Radiodifusión del Estado Mexicano, por el que se crea ese Sistema

ANEXO 36. AMPLIACIONES AL RAMO 07: DEFENSA NACIONAL (pesos)

		Monto
RAMO 07: DEFENSA NACIONAL		**4,000,000**
	Erogaciones para la Igualdad entre Mujeres y Hombres 1/	**4,000,000**
A900	Programa de igualdad entre mujeres y hombres SDN	4,000,000

1/ Monto incluido en el Anexo 13 Erogaciones para la Igualdad entre Mujeres y Hombres

ANEXO 37. AMPLIACIONES AL RAMO 8 AGRICULTURA, GANADERÍA, DESARROLLO RURAL, PESCA Y ALIMENTACIÓN (pesos)

	Monto
Ramo 08: Agricultura, Ganadería, Desarrollo Rural, Pesca y Alimentación	**4,379,808,897**
S088 Programa de Apoyo para la Productividad de la Mujer Emprendedora	19,351,968
S089 Fondo para el Apoyo a Proyectos Productivos en Núcleos Agrarios (FAPPA)	36,200,000
S258 Programa Integral de Desarrollo Rural	83,175,148
S260 Programa de Fomento Ganadero	475,500,000
S261 Programa de Fomento a la Productividad Pesquera y Acuícola	200,000,000
S262 Programa de Comercialización y Desarrollo de Mercados	3,585,524,877
S263 Programa de Sanidad e Inocuidad Agroalimentaria	59,700,000
Reasignación	79,643,096

ANEXO 38. AMPLIACIONES AL RAMO 09 COMUNICACIONES Y TRANSPORTES (pesos)

	Monto
RAMO 09: Comunicaciones y Transportes	**16,388,828,395**
K003 Proyectos de Infraestructura Económica de Carreteras	100,000,000
K004 Proyectos de Infraestructura Económica De Puertos	15,000,000
K031 Proyectos de Infraestructura Económica de Carreteras Alimentadoras y Caminos Rurales	14,673,828,395
K040 Proyectos de Infraestructura Económica Ferroviaria	1,600,000,000



ANEXO 38.1. AMPLIACIONES EN INFRAESTRUCTURA CARRETERA CAMINOS RURALES Y CARRETERAS ALIMENTADORAS (millones de pesos)

Estado	Proyecto	PPEF 2015	Ampliación	Reducción	Total
AGUASCALIENTES		-	**273.0**	-	**273.0**
	Norias de Ojo caliente La Luz. a Secc. A2 1er Etapa	-	45.0	-	45.0
	Las Flores-Jesús Terán	-	11.0	-	11.0
	El Novillo - Villa Juárez	-	30.0	-	30.0
	La Tomatina - E.C. (Penitenciaria - Los Arquitos)	-	15.0	-	15.0
	Carretera Antigua Aguascalientes – Arellano	-	30.0	-	30.0
	Carretera Estatal Entronque Blvd. Aeropuerto - El Taray	-	20.0	-	20.0
	El Cuervero - Calvillo	-	8.5	-	8.5
	Tepalcates - Cerro Blanco - Entr. C. Presa de los Serna - Terrero del Refugio	-	11.5	-	11.5
	Modernización de la Carretera Est. Ent. Km. 114.5 Carr. (León - Ags.) - San Bartolo - San Isidro	-	29.0	-	29.0
	San Isidro - El Novillo	-	20.0	-	20.0
	Carretera Agostaderito, tramo Ent. Salto de los Salado – Tanque de Los Jiménez	-	15.0	-	15.0
	Acceso al Parque Industrial del Valle de Aguascalientes (PIVA)	-	25.0	-	25.0
	E.C. 53 - La Florida - El Zapato	-	8.0	-	8.0
	E.C. (Aguascalientes - Calvillo) - Gracias a Dios - Cañada del Rodeo	-	5.0	-	5.0
BAJA CALIFORNIA		-	**217.0**	-	**217.0**
	Interconexion Vial Blvd Cuauhtemoc Sur - Corredor Tijuana - Rosarito 2000, tramo Barcelona a Corredor Tijuana-Rosarito 2000	-	177.4	-	177.4
	Reconstrucción de carretera estatal No. 14, tramo: ejido Chihuahua - ejido Guanajato, Valle de Mexicali.	-	7.0	-	7.0
	Reconstrucción de carretera estatal No. 2, tramo: ejido Hidalgo - entronque ejido Guerrero, Valle de Mexicali.	-	6.7	-	6.7
	Reconstrucción de carretera estatal No. 361, tramo: entronque carretera estatal No. 37 - río Colorado, Valle de Mexicali	-	5.6	-	5.6
	Sobrecarpeta en carretera estatal No. 1, tramo: carretera federal No. 2 - entronque ejido Chihuahua, Valle de Mexicali.	-	5.3	-	5.3
	Sobrecarpeta en carretera estatal No. 2, tramo: crucero ejido Toluca - entronque ejido Chiapas II, Valle de Mexicali.	-	5.3	-	5.3
	Reconstrucción en carretera estatal No. 8, tramo: ejido Irapuato - ejido Yucatán, Valle de Mexicali.	-	5.3	-	5.3
	Sobrecarpeta en carretera estatal No. 1, tramo: Carranza - Carrancita, Valle de Mexicali.	-	4.6	-	4.6
BAJA CALIFORNIA SUR		-	**274.0**	-	**274.0**
	Vialidades del Municipio de La Paz	-	61.3	-	61.3
	Vialidades del Municipio de Los Cabos	-	56.0	-	56.0
	Vialidades del Municipio de Loreto	-	20.1	-	20.1
	Vialidades del Municipio de Comondú	-	96.6	-	96.6
	Vialidades del Municipio de Mulegé	-	40.0	-	40.0
CAMPECHE		-	**370.0**	-	**370.0**
	Xpujil - Dzibalchen (Tr: Xpujil - X-Canhá)	-	40.0	-	40.0
	Xpujil - Dzibalchen, Tr: X-Canhá - Dzibalchén	-	60.0	-	60.0



	Nuevo Coahuila - El Desengaño	-	50.0	-	50.0
	E.C. Villahermosa-Escárcega-División del Norte-Candelaria	-	20.0	-	20.0
	San Manuel Nuevo Canutillo - E.C. (Nueva Coahuila-El Desengaño)	-	60.0	-	60.0
	Cerro las Águilas - El Desengaño	-	20.0	-	20.0
	Lubná - Kikab - Laguna Grande	-	50.0	-	50.0
	Libramiento de Atasta	-	70.0	-	70.0
COAHUILA		-	**512.0**	-	**512.0**
	Modernización de la carretera Viesca - Zapata (entronque con Carretera Federal 40)	-	100.0	-	100.0
	Camino a Ejido Morelos	-	29.0	-	29.0
	La Peña Boquillas del Carmen	-	100.0	-	100.0
	Modernización del Camino Sacramento - Pozuelos de Arriba (Frontera) - Libramiento CSG	-	30.0	-	30.0
	Construcción del Paso a desnivel en carretera Monterrey - Saltillo y Carretera los Váldes	-	153.0	-	153.0
	Viesca - Parras del km 0+000 al km 71+500	-	50.0	-	50.0
	Construcción de Circuito Vial Libramiento Carlos Salinas de Gortari	-	50.0	-	50.0
COLIMA		-	**374.8**	-	**374.8**
	Libramiento Comala	-	50.0	-	50.0
	Libramiento Poniente Arco Sur de Tecomán	-	38.2	-	38.2
	Libramiento Norponiente de Colima	-	38.2	-	38.2
	Ampliación a 6 carriles de la Carretera Guadalajara-Manzanillo, en el Tr: Libramiento Ejército Mexicano	-	65.0	-	65.0
	Obras Complementarias en la ampliación de la Carretera Colima-Manzanillo, Tr: Colima-Tonilá, del km 134+000 al km 148+000	-	25.0	-	25.0
	Modernización E.C.F. 110 - Astillero de Arriba	-	10.0	-	10.0
	Modernización del Circuito Vial Villa de Álvarez (Villa de Álvarez - Entronque Ramal A Zacualpan)	-	50.3	-	50.3
	Jalipa - (E.C libramiento manzanillo - El Naranjo) (Libramiento Jalipa)	-	45.0	-	45.0
	Modernización del Libramiento Manzanillo - El Naranjo	-	53.1	-	53.1
CHIAPAS		-	**940.0**	-	**940.0**
	Camino:Cojtomil-Jetja-El Diamante	-	10.0	-	10.0
	Miguel Alemán - Raya de Tabasco	-	10.0	-	10.0
	Tumbala - Xhanil	-	10.0	-	10.0
	Sabanilla-Moyos	-	10.0	-	10.0
	Tila Chulum Juárez	-	10.0	-	10.0
	Teopisca-Nuevo León, del Km 0+000 al 25+394, subtramo: Km 14+380-25+395	-	15.0	-	15.0
	Pijijiapan - Plan de Ayala	-	10.0	-	10.0
	E.C. (Chicomuselo)-Cárdenas-Ojo de Agua	-	10.0	-	10.0
	Frontera Comalapa - Nueva Independencia	-	10.0	-	10.0
	E.C. (Chicomuselo - Pablo L. Sidar) - Unión Buenavista; Tr: Nueva Morelia - Unión Buenavista	-	10.0	-	10.0
	Los Toros (Esperanza-Francisco I. Madero)	-	16.0	-	16.0
	Camino: Frontera Hidalgo-Cantón El Carmen	-	10.0	-	10.0
	Camino: Ignacio Zaragoza-Ejido Francisco I. Madero	-	10.0	-	10.0
	E.C. 15 de Septiembre-Tierra Y Libertad-Ejido Lucio Cabañas-3 Hermanos-Pino Suárez-15 de Abril	-	10.0	-	10.0



	E.C. Jaritas-Ejido Simón Bolivar-Ejido Nueva Independencia, E.C. (Jaritas Emiliano Zapata)	-	3.0	-	3.0
	Chilon - Tzajala	-	10.0	-	10.0
	San Jeronimo Tulija	-	10.0	-	10.0
	Simojovel - La Pimienta	-	10.0	-	10.0
	E.C. (Huitiupán El Bosque) San Francisco Portugal El Jardín	-	5.0	-	5.0
	Simojovel - Sitala	-	10.0	-	10.0
	Santa Catarina - Los Naranjos	-	10.0	-	10.0
	Yabteclum - Puebla	-	10.0	-	10.0
	Pueblo Nuevo Solistahuacan - Chapayal	-	10.0	-	10.0
	Jose Maria Morelos - La Raya Lim. Edos. (Chs-Tab)	-	10.0	-	10.0
	Oxchuc - Plaza Yochib	-	10.0	-	10.0
	Chanal - La Mendoza	-	5.0	-	5.0
	E.C. (Copainala Tecpatan) Rivera Campeche	-	10.0	-	10.0
	Ángel Albino Corzo-Ignacio Zaragoza-Monte Alegre	-	10.0	-	10.0
	San Miguel La Sardina - Adolfo Ruiz Cortines	-	10.0	-	10.0
	Tzajaltetic - Los Ranchos - Corralito	-	22.0	-	22.0
	E.C. San Cristóbal - Saclamanton Subtramos Barrio Pachintik	-	6.0	-	6.0
	Camino Yalchitom E.C: F.R. Serrano	-	16.0	-	16.0
	San José Buena Vista- E.C. (Internacional-San Cristóbal de las Casas-Tuxtla-Comitán)	-	5.0	-	5.0
	Camino Rural San Antonio Las Rosas, E. C. (Candelaria - San Cristobal)	-	2.0	-	2.0
	Camino Rural Corazón de María, E. C. (Ocosingo - San Cristóbal)	-	5.0	-	5.0
	Camino Rural Ejido Río Arcotete, E. C. (Tenejapa - San Cristobal)	-	5.0	-	5.0
	Tramo Entronque Huixtla - Las Cruces-Siltepec Tramo 0.00 + 10.00 km	-	10.0	-	10.0
	Tramo entronque Comitán-Joaquín Miguel Gutiérrez Tramo 0.00 + 2.00	-	5.0	-	5.0
	Ejido Pedernal-Ranchería Buenavista	-	7.0	-	7.0
	Camino Rural La Lagunita, E. C. (Pozo Colorado - San Cristobal)	-	5.0	-	5.0
	Sta. Eloísa - El Zapote - E.C. (Nvo. Tepeyac - Ixtapilla); incluye Ramal a Chitama	-	10.0	-	10.0
	Acapetagua-El Arenal-Embarcadero Río Arriba	-	8.0	-	8.0
	Valdivia - Palmarcito	-	10.0	-	10.0
	Sesecapa-Las Salinas	-	10.0	-	10.0
	Pijijiapan Aeropuerto. Tramo: Aeropuerto (Mariano Matamoros) Zaculapa	-	10.0	-	10.0
	Angel Albino Corzo - Siltepec	-	10.0	-	10.0
	Ejido Francisco Mujica-Ranchería La Campana	-	5.0	-	5.0
	Frontera Comalapa-Chicomosuelo-Bellavista	-	10.0	-	10.0
	E.C. (Pichucalco - Teapa) - Ranchería El Azufre 1ra. Sección	-	5.0	-	5.0
	Cd. Cuauhtémoc- Pacayal Frontera	-	10.0	-	10.0
	Sinaloa Nicolás Bravo	-	5.0	-	5.0
	Puente Vehicular Camino A Sta. Martha	-	8.0	-	8.0
	El paraíso - El Nopal	-	10.0	-	10.0
	Camino Huitiupan -Sombra Carrizal	-	10.0	-	10.0
	E.C. (Arriaga - Tapachula) - Ej. Dr. Samuel Brindis	-	5.0	-	5.0



	San Vicente - Santuario Dos - Santuario - Embarcadero	-	5.0	-	5.0
	El Porvenir Samuel León Brindis	-	5.0	-	5.0
	E.C. (Nuevo México - San Juan Carrizal)	-	5.0	-	5.0
	Camino: E.C. Ciudad Cuauhtemoc-Chihuahua-Angel Albino Corzo	-	5.0	-	5.0
	E.C. (Tuxtla-Villaflores)-Roblada Grande	-	10.0	-	10.0
	El Mozotal La Cascada Ángel Díaz Tr Km 0+000 al Km 34+500	-	10.0	-	10.0
	Siltepec - Vega Rosario (Vega del Rosario) - Maíz Blanco	-	10.0	-	10.0
	El Rosario - Ojo de Agua - Berriozabal	-	10.0	-	10.0
	Nueva Esperanza-Chinintié	-	10.0	-	10.0
	Nuevo Limar-Usipá	-	8.0	-	8.0
	Crucero Tonina-Crucero Montelibano	-	15.0	-	15.0
	San Isidro - Isla San José km 3+000 al 16+080	-	10.0	-	10.0
	Comitán -Pavimentación del Camino a la Rancheria Santa Rosa	-	14.0	-	14.0
	Ejido Guadalupe Palmira	-	10.0	-	10.0
	E.C. Internacional-Camino Miguel Alemán Valdez-La Estación Jericó	-	15.0	-	15.0
	Guadalupe Victoria - Nuevo Paraíso	-	10.0	-	10.0
	Puente Vehicular, Ejido León Brindis, Mapastepec	-	3.0	-	3.0
	E.C. Bochil - Santo Domingo - San Andres Larraizar. Paraje Chulchiton	-	12.0	-	12.0
	Nachitón - Camino La Laguna del km 0+000 al km 1+710	-	6.0	-	6.0
	E.C. (Sutyc - Santo Domingo) Muctahuitz	-	5.0	-	5.0
	E.C. (Teopisca Las Rosas) San Lázaro	-	8.0	-	8.0
	Granadilla - Adolfo López Mateos	-	6.0	-	6.0
	El Contento-Sibacá-Guaquitepec	-	10.0	-	10.0
	La Mesilla - Reforma Agraria Dos	-	5.0	-	5.0
	E.C.E. Chiapas No 226-Velasco Suárez-Paso Hondo	-	5.0	-	5.0
	Cabecera Municipal de Mapastepec - Roberto Barrios	-	10.0	-	10.0
	Teopisca - Bethel - Chijilté	-	10.0	-	10.0
	E.C. (San Cristóbal - Comitán) - Agua Escondida - Flores Magón - San Antonio Sibacaj	-	10.0	-	10.0
	E.C. (Solayó - Bochil) - Venustiano Carranza	-	5.0	-	5.0
	Monte Grande - Yerbabuena Isbontick, incluye ramal Barrio Sitetic	-	5.0	-	5.0
	Mitontic Belisario Domínguez	-	10.0	-	10.0
	E.C. (Rayón - Pantepec) - San Isidro	-	10.0	-	10.0
	Monte Líbano San José. Tramo: Monte Líbano Perla de Acapulco (Km. 0+000 al Km. 23+000)	-	10.0	-	10.0
	Berriozábal - Ignacio Zaragoza	-	10.0	-	10.0
	Yalpale - Zacualpa y Ramal a San Antonio El Paraje	-	5.0	-	5.0
	Honduras - Nueva Lucha	-	10.0	-	10.0
	Buenos Aires - Honduras	-	15.0	-	15.0
	Concepción Piñada - Buenos Aires	-	15.0	-	15.0
	Belisario Domínguez-Bandera Manacal	-	6.0	-	6.0
	Villa Flores - Tonala	-	5.0	-	5.0
	Vicente Guerrero - Las Tijeras	-	5.0	-	5.0
	Pomposo Castellanos - Jorge de la Vega	-	10.0	-	10.0



	Ramal a Monte Chico	-	5.0	-	5.0
	E.C. (Caté - Pichucalco) - La Lagunita	-	5.0	-	5.0
	Pavimentación de Camino Rural, Tramo 1+100 al 3+900 Ranchería Jatón Chacaljemel	-	10.0	-	10.0
	Pavimentación de Camino Rural, Tramo 2+000 al 2+600 Ranchería Tierra Blanca	-	5.0	-	5.0
	Pavimentación de Camino Rural, Tramo 1+500 al 2+100 Ranchería Pamala	-	4.0	-	4.0
	Pavimentación de Camino Rural, Entronque Carretera Comitán - Ejido Zaragoza La Montaña	-	10.0	-	10.0
	Ursulo Galván-Niquidambar	-	5.0	-	5.0
	Buenavista-Palmarcito	-	5.0	-	5.0
	E.C. Libramiento Villaflores Ejido Francisco Villa, Municipio de Villaflores, Tramo del KM 0+000 al km 6+968, Falta por concluir 2 km	-	5.0	-	5.0
	Rómulo Calzada-San Quintín-Santa Martha Carrizal	-	10.0	-	10.0
	Tramo Entronque Comitán- El Sabinalito	-	5.0	-	5.0
	Modernización de Camino E.C. Luis Espinoza - La Laguna Tramo 0.000 al km 5+400	-	5.0	-	5.0
	Construcción del Camino El Salvador Embarcadero Jericó Loma Bonita Tramo km 0.000 al km 17+200	-	5.0	-	5.0
CHIHUAHUA		**-**	**671.0**	**-**	**671.0**
	Camino: Juan Mata Ortiz - Mesa del Huracán	-	16.0	-	16.0
	Eje Interestatal Fronteriza del Norte, Tramo Ojinaga El Porvenir del Km. 0+000 al Km. 40+000	-	40.0	-	40.0
	Escalón Estación Carrillo, Tramo del Km. 0+000 al Km. 37+000	-	50.0	-	50.0
	Estación Chilicote Ojinaga El Oasis E.C. Km. 108+000 Carr. (Julimes El Cuervo)	-	40.0	-	40.0
	Samachique - Batopilas, Tr: del km 23+064 al km 50+464	-	60.0	-	60.0
	E.C. Km. 56 (Janos Agua Prieta) El Berrendo - Lim. Internacional Antellope Well, N.M.	-	20.0	-	20.0
	Carretera San Fernando - Hércules, Tramo: San Fernando - San Francisco, Mpio. Camargo	-	20.0	-	20.0
	Camino: Guachochi-Yoquivo	-	60.0	-	60.0
	Bocoyna-Sisoguichi	-	60.0	-	60.0
	Guachochi - Baborigame, Tramo del Km. 0+000 al Km. 38+000.	-	50.0	-	50.0
	Temosachic-Cocomorahic	-	50.0	-	50.0
	E.C.E. (Guachochi Balleza) Metatitos Tecorichi El Tigre El Vergel, Tramo: Km. 0+000 al Km. 34+000	-	50.0	-	50.0
	Valerio - San José del Sitio - Valle del Rosario	-	50.0	-	50.0
	El Vergel - Laguna Juanota	-	30.0	-	30.0
	Juan Mata Ortiz - Mesa del Huracán, Tramo: Señorita Rita - Mesa del Huracán	-	30.0	-	30.0
	Bahuichivo - Temoris	-	25.0	-	25.0
	PSV Av. de las Industrias A-1614+398.91	-	20.0	-	20.0
DURANGO		**-**	**404.4**	**-**	**404.4**
	Los Altares-Otaes	-	15.0	-	15.0
	Los Herrera - Tamazula	-	30.0	-	30.0
	Camino: Tepehuanes-San Juan del Negro-E.C. Los Herrera Tamazula	-	15.0	-	15.0
	Gómez Palacio - Gregorio García	-	20.0	-	20.0

	Fco. Javier Mina Ricardo Flores Magón	-	10.0	-	10.0
	Tepehuanes El Tarahumar	-	20.0	-	20.0
	Mezquital-Charcos	-	15.0	-	15.0
	El Salto Pueblo Nuevo	-	15.0	-	15.0
	Sombreretillo el Alto - San José de Zaragoza	-	10.0	-	10.0
	Peñón Blanco - San Juan del Río	-	40.0	-	40.0
	Santo Domingo - Piedra Rajada	-	15.0	-	15.0
	El Durazno - Los Frailes	-	15.0	-	15.0
	Guatimapé - 11 de Marzo Nuevo Ideal	-	10.0	-	10.0
	San Juan de Guadalupe La Escalera	-	10.0	-	10.0
	Simón Bolivar - Oriente Aguanaval	-	10.0	-	10.0
	Jabonoso-La Esmeralda del km 0+000 al km 10+000	-	30.0	-	30.0
	Lázaro Cárdenas - Dieciséis de Septiembre	-	15.0	-	15.0
	Camino: La Flor Mimbres San Bernardino, Tramo del Km. 75+000 al Km. 110+000	-	10.0	-	10.0
	El Pino - Salvador Allende	-	15.0	-	15.0
	Jauja - E.C. (Gómez Palacio- Bermejillo) KM 0+000 - 7+000	-	39.4	-	39.4
	San Juan de Guadalupe - El Floreño km. 2+040 - 2+640	-	15.0	-	15.0
	Camino a Grutas de Rosario	-	10.0	-	10.0
	Distribuidor E.C. Autopista Durango - Gómez Palacio a E.C. Libre Durango - Gómez Palacio (4.5 kms)	-	20.0	-	20.0
GUANAJUATO		**-**	**434.7**	**-**	**434.7**
	Modernización de la Carretera Cortazar - Jaral del Progreso, segunda etapa	-	102.4	-	102.4
	Modernización de la Carretera Celaya - Juventino Rosas, novena Etapa	-	69.0	-	69.0
	Puente Godoy en el Camino de Santa Rita Mexicanos, tramo Santa Rita - Godoy	-	12.0	-	12.0
	Puentes Canal Alto Lerma y Rio Gto en Modernización de la Carretera Irapuato - Pueblo Nuevo y terminación de la Modernización	-	24.0	-	24.0
	Carretera Jaral del Progreso - Valle de Santiago	-	30.0	-	30.0
	Carretera Jaral del Progreso -Rosa de Castilla - Valle de Santiago	-	33.0	-	33.0
	Pavimentación del camino: Corral de Piedras de Arriba - Clavellinas, segunda etapa	-	29.0	-	29.0
	E.C. (Silao - Irapuato) - Santa Barbara - San Antonio El Rico, en Irapuato	-	17.0	-	17.0
	Camino de Acceso a Atarjea, quinta etapa	-	34.0	-	34.0
	La Caja - El Conejo, en Irapuato	-	15.0	-	15.0
	Camino Palmillas de San Juan - E.C. Comonfort - San Miguel de Allende, en Comonfort	-	24.0	-	24.0
	E.C. (Ocampo San Felipe) La Calavera Tr: Km 1+500 Km 3+440, en Ocampo	-	7.4	-	7.4
	Camino La Ordeña- Cofradía de Peralta, en Abasolo	-	12.5	-	12.5
	Camino: Mogote de Reyes	-	8.0	-	8.0
	La Muralla del Cadillal- El Guaje	-	17.4	-	17.4
GUERRERO		**-**	**921.0**	**-**	**921.0**
	Modernización de Camino San Luis Acatlán-Nejapa-Camalotillo km 0+000 al km 20+000 subtramo 6+000 al km 9+000 (carretera de continuidad)	-	16.0	-	16.0
	Pueblo Hidalgo-Buena Vista-Rio Iguapa	-	15.0	-	15.0
	Iguala - Teloloapan - Arcelia.	-	36.0	-	36.0



	Teloloapan Boulevard	-	15.0	-	15.0
	Construcción del Puente Jalapa en el camino Jalapa - Pueblo Viejo	-	10.0	-	10.0
	Entronque carretero Xochuhuehuetlan-Tepetlapa	-	19.0	-	19.0
	Continuación de la pavimentacion Zirandano - Comunidad de la Alita (Crucero de Alita)	-	5.0	-	5.0
	Puente vehicular Rio Cholchoapa de Piedra Ancha, sobre la carretera San Luis Acatlán - Miahuichán - Cautepec	-	10.0	-	10.0
	Rehabilitación de la carretera Taxco - Ixcateopan. Tramo del KM 0+000 al KM 32+000	-	10.0	-	10.0
	Chilpancingo-Omiltemi-Jaliaca de Catalán-Cruz de Ocote	-	20.0	-	20.0
	Camino: Ocotito-Tlahuizapa-Coacoyulillo-Jaleaca de Catalán	-	20.0	-	20.0
	Continuación de la pavimentacion Zirandano-Crucero el tamarindo-Tasajera-La Humedad	-	18.0	-	18.0
	Rehabilitación de la carretera Taxco - Tetipac Tr. km 0+000- km 5+000	-	10.0	-	10.0
	Pavimentación del camino Aratichanguio-Cupuan (Crucero de Ílamo - Cupuán) entre Laguna San Marcos - Terrero	-	18.0	-	18.0
	Rehabilitación de muros de contención y reencarpetamiento de la carretera Azoyu - Juchitán	-	10.0	-	10.0
	Seutla-Santa Barbara	-	10.0	-	10.0
	Pavimentación del Camino Puerta del Oro-San Rafael	-	20.0	-	20.0
	Construcción carretera Igualapa-Llano Grande de los Hilarios km 0+000 al km 6+000 subtramo 2+500 al km 6+000 (carretera de continuidad)	-	15.0	-	15.0
	Cruz Grande - Pico del Monte	-	20.0	-	20.0
	San Luis La Loma- El Porvenir	-	15.0	-	15.0
	Olinala-Temalacatzingo-Huhuetecancingo-Totolapa	-	10.0	-	10.0
	Ayutla - El Cortijo - El Rincón.	-	20.0	-	20.0
	Teloloapan construcción Carretera Tototepec.	-	11.0	-	11.0
	Pavimentacion Santa Ana-Ayahualulco	-	5.0	-	5.0
	La Providencia-Santa Rosa	-	5.0	-	5.0
	Carretera San Isidro del Carmen Tr. San Isidro del Carmen - Xochistlahuaca	-	10.0	-	10.0
	Pavimentación de continuación del camino Coyuca de Catalan-Rincon Chamacua	-	12.0	-	12.0
	Puente Teomatatlan segunda etapa en el E.C Chilapa - Atzacoaloya	-	12.0	-	12.0
	Pavimentación de camino rural Almolonga - Hueyitlalpan del KM 0+000 al KM 4+920 Municipio Tixtla	-	10.0	-	10.0
	Mazatlán - El Salado y Ramal a Lagunilla	-	5.0	-	5.0
	Modernización E.C. (Iguala Chilpancingo)-Mezcala-Tlamamacan-San Juan Totolcintla	-	20.0	-	20.0
	Mochitlán-Coaxtlahuacán	-	10.0	-	10.0
	Construcción y pavimentación integral Boulevard Pie de la Cuesta San Isidro Primera Etapa	-	56.0	-	56.0
	Modernización del Crucero Ixcapuzalco-Tlalpexco.	-	30.0	-	30.0
	Santa Rosa-San Miguel	-	10.0	-	10.0
	Pavimentación del Camino Mayanalan-Santa	-	10.0	-	10.0



	Cruz.				
	Modernización del Camino E.C. (Tlapa Marquelia) Colombia de Guadalupe-Mesón de Ixtláhuac	-	15.0	-	15.0
	Modernización del Camino Rural a Barrio de Lozano-Localidad Las Palmas	-	15.0	-	15.0
	Modernización E.C. Iguala Ciudad Altamirano-La Magdalena-Acachautla	-	10.0	-	10.0
	Construccion del Puente Vehicular, Tramo Juchitan El Cerrito	-	20.0	-	20.0
	Modernización de la Carretera Copalillo-Cascalotes	-	10.0	-	10.0
	Modernización del Camino Petatlán-Piedra de Veliano-El Camalote	-	15.0	-	15.0
	Modernización del Camino Tenexpa-La Vinata	-	16.0	-	16.0
	Boulevard Huamuxtitlan	-	15.0	-	15.0
	Construcción del camino Bajos del Ejido - Tixtlancingo en el Mpio. Coyuca de Benítez	-	10.0	-	10.0
	Pavimentación de la carretera a la comunidad del Rincon del Gallo entronque con la carrtera- Comunidad de San Antonio de las Huertas	-	10.0	-	10.0
	Modernización de la Carretera Oxtotitlán - Tlanipatlán de las Limas	-	15.0	-	15.0
	Modernizacion del Cerro del Vigia-Riscalillo-Playa Larga	-	15.0	-	15.0
	Pavimentación del Camino Zirándaro - Guayameo	-	15.0	-	15.0
	Modernización del Camino E.C. (Zihuatanejo-Lázaro Cárdenas) Troncal a Chutla	-	15.0	-	15.0
	E.C. (Cayaco - Horquetas) - San José Guatemala	-	11.0	-	11.0
	Modernización del Camino Carrizal-Zapote	-	15.0	-	15.0
	Modernización del Camino Playa Blanca-aeropuerto	-	10.0	-	10.0
	Modernización del camino Huehuetepec Barrio de Guadalupe Pie de Tierra Blanca Llano de Maguey El Manguito	-	20.0	-	20.0
	Camino Universidad Intercultural de la Cienega -Laguna Seca -Malinaltepec	-	10.0	-	10.0
	Primera etapa de la carretera Tlalchapa a San Jacinto-Otlatepec	-	15.0	-	15.0
	Pavimentación del E.C. Mpio. Tlapa - Marquelia en el tramo de la localidad El Mezón - Loma Bonita	-	10.0	-	10.0
	Camino Rural Poblado del Quemado - Poblado Lomas del Aire	-	12.3	-	12.3
	Construccion de Carretera Las Joyas al Km 30, Municipio de Acapulco de Juarez, Gro.	-	14.1	-	14.1
	Construccion de Camino Rural Poblado de Carabali, Municipio de Acapulco de Juarez	-	24.0	-	24.0
	Construccion de Camino Rural Poblado Ampliacion 1°ero de Mayo	-	12.0	-	12.0
	Construccion de Camino Rural Poblado 3 de Mayo, Pob Carabali	-	23.6	-	23.6
HIDALGO		**-**	**876.0**	**-**	**876.0**
	Vialidad en el Encauzamiento La Paz - Los Tuzos	-	150.0	-	150.0
	Actopan-Atotonilco	-	20.0	-	20.0
	Ferrería de Apulco - San Pedro Vaquerías	-	82.7	-	82.7
	Tepejí del Río - Tula	-	104.3	-	104.3
	Huehuetla - San Lorenzo - Lim. Ixhuatlán de	-	40.0	-	40.0



	Madero, Puebla				
	Cardonal - Arenalito - La Mesa - Cieneguillitas - Los Lirios - La Unión	-	55.5	-	55.5
	Ojo de Agua Santa Rosa - San Jerónimo	-	22.5	-	22.5
	Acceso a Tuzancoac	-	20.0	-	20.0
	Carretera Tr: Tepepango-Uluapa-Cuandho-Tlahuelilpa	-	20.0	-	20.0
	Saucillo Plomosas, Municipio de Actopan	-	15.4	-	15.4
	Cuesta Colorada - La Cienega	-	25.9	-	25.9
	Santa María Nativitas-Chacalapa	-	21.5	-	21.5
	Pisaflores - Chalahuite - La Arena	-	25.0	-	25.0
	C.E. Tecozautla-Tasquillo: El Salto-Caltimacan	-	42.9	-	42.9
	E.C. (San Bartolo-San Miguel)-Pie del Cerro	-	22.2	-	22.2
	Singuilucan - Santa Ana Chichicuautla	-	10.0	-	10.0
	E.C. (Huautla - Chiliteco) - Metlatepec - Chapopote	-	21.5	-	21.5
	Huautla-Tohuaco-Amatzintla-Chapopote (Lím. Edos. Hgo/Ver)	-	20.0	-	20.0
	Arco Poniente: Progreso Mandho Santa Ana	-	10.0	-	10.0
	E.C.(Otongo - Tepehuacan de Guerrero) - Acayuca	-	3.2	-	3.2
	Distribuidor Vial La Huasteca	-	20.0	-	20.0
	E.C. (Ixmiquilpan - Cardonal) - Cerritos, incluye Circuito Antonio Hernández	-	4.4	-	4.4
	El Barrido - Dios Padre	-	4.4	-	4.4
	Orizabita-Los Arcos	-	4.3	-	4.3
	Av. 25 de Julio - Miguel Hidalgo	-	2.4	-	2.4
	Camino P.C.R. Paredes Remedios-Durazno-San Juanico	-	4.4	-	4.4
	Bicentenario Sionista: Villa de la Paz - San Andrés Orizabita Espíritu - Quixpedhe	-	15.0	-	15.0
	López Flores - López Flores 2da. Sección.	-	5.0	-	5.0
	Camino San Clemente-Palacios	-	5.0	-	5.0
	La Misión - Puerto de los Naranjos	-	10.0	-	10.0
	Camino Juárez Hidalgo- Tlahuiltepa	-	28.6	-	28.6
	Tianguistenco-Atlapexco, Tr: Otlamalacatla-Papatla	-	10.0	-	10.0
	San Nicolás Quetzalapa-San Nicolás Octupilla	-	10.0	-	10.0
	Modernización Cocinillas-Tecocomulco 2da. Etapa	-	10.0	-	10.0
	Modernización del C.R. Metztitlán-Zoquizoquipan 5.6 km (Segunda Etapa)	-	10.0	-	10.0
JALISCO		**-**	**611.6**	**-**	**611.6**
	El Grullo-Zenzontla-Tuxcacuesco	-	20.0	-	20.0
	Villa Hidalgo-Las Flores	-	15.0	-	15.0
	Concepción de Buenos Aires - Santa Rosa - Teocuitatlán de Corona	-	20.0	-	20.0
	Chimaltitán - Florencia	-	20.0	-	20.0
	Tepic - Aguascalientes; Tramo: Límite de Estados Nayarit/Jalisco - Bolaños	-	20.0	-	20.0
	Sayula Tapalpa San Gabriel - Minatitlán, Col. Tr: Sayula Punta de Agua - Tapalpa	-	15.0	-	15.0
	El Tuito Llano grande - Tehuamixtle	-	20.0	-	20.0
	Villa Guerreo - Atzqueltan	-	20.0	-	20.0
	San Ignacio Cerro Gordo - San José de Gracia	-	15.0	-	15.0
	Crucero del Chico - Rancho Viejo - Las Marías	-	20.0	-	20.0



	Valle de Juárez - El Tigre	-	20.0	-	20.0
	Talpa de Allende - Desmoronado	-	20.0	-	20.0
	Tolimán - La Parota - Las Canoas - Sta. Elena - La Parotilla - E.C. Zapotitlán de Vadillo	-	10.0	-	10.0
	E.C. Fed. 80 (El Desperdicio) – Encarnación de Díaz	-	40.0	-	40.0
	Zapotan – E.C. (Villa Purificación – Chamela)	-	15.0	-	15.0
	Ameca - La Villita - Lagunillas	-	15.0	-	15.0
	San Agustín - San Francisco de Asis	-	36.6	-	36.6
	Mechoacanejo - El Rosario	-	10.0	-	10.0
	Lagos de Moreno – Comanja de Corona	-	15.0	-	15.0
	Chacala - Cedros	-	20.0	-	20.0
	Ciudad Guzmán - El Grullo	-	30.0	-	30.0
	Libramiento carretera Nextipac	-	48.0	-	48.0
	E.C. (Atotonilco el Alto-La Barca)-El Maguey	-	12.0	-	12.0
	Cuquío - Tepatitlán, Tr: Km. 0+000 al Km. 17+000	-	10.0	-	10.0
	Ameca - La Calera	-	13.0	-	13.0
	Paso de los Arrieros - Epeche Grande	-	15.0	-	15.0
	Guachinango - Ciénega de los Ahumada - Amajaquillo, Tramo Llano Grande - Crucero a El Ranchito	-	15.0	-	15.0
	Modernización de Carretera Condiro Canales a La Labor Vieja	-	10.0	-	10.0
	Magdalena - Etzatlan	-	15.0	-	15.0
	Nahuapan - E.C. Fed. 200	-	10.0	-	10.0
	Zapotitlán de Vadillo - Loma de Guadalupe	-	15.0	-	15.0
	Capilla de Milpillas-E.C.(Federal 80)	-	10.0	-	10.0
	Manuel M. Valadez - San Diego de Alejandría	-	10.0	-	10.0
	Jesús María - San José de la Paz, tramo: los Veneros	-	12.0	-	12.0
MICHOACÁN		-	**426.9**	-	**426.9**
	El Pitayo-San José de Chila	-	8.5	-	8.5
	El Alcalde-Acatlán	-	8.5	-	8.5
	Chavinda - Estación Moreno	-	9.7	-	9.7
	San José de Gracia - Agua Caliente	-	6.0	-	6.0
	Cojumatlán-El Nogal	-	9.1	-	9.1
	Acceso a Fco. Sarabia	-	2.5	-	2.5
	Jacona - Lourdes	-	10.0	-	10.0
	San Juanico - Chucandirán	-	1.5	-	1.5
	Construcción de la Carretera de Cerritos de Pescadores	-	3.3	-	3.3
	El Salitre-El Platanal	-	12.0	-	12.0
	Tecomatan-E.C:(Pajacuaran- La Luz)	-	8.0	-	8.0
	Churumuco - Atijo	-	20.0	-	20.0
	E.C. México No. 15 - El Caracol - San Antonio Villalogín	-	8.0	-	8.0
	Capire de Bravo - Acuyo	-	8.0	-	8.0
	San Rafael Tecario - San Rafael Cutzarondiro	-	8.0	-	8.0
	E.C. Acuitzio del Canjé-Villa Madero a Ziparapio El Alto	-	6.0	-	6.0
	Santa Rita - Rosa de Castilla	-	8.0	-	8.0
	La Palma - San Juan Benito Juárez	-	6.0	-	6.0
	Pueblo Nuevo - La Arpita	-	9.0	-	9.0
	Santa Cruz - E.C. (Puerta de Coenembo - Tzirandangatzio)	-	7.0	-	7.0



	Const. Puente Vehícular, localidad de las Huertas en tramo carretero Patambo - Agua Agria	-	3.5	-	3.5
	San Antonio - Las Huertas - Las Pilas	-	6.0	-	6.0
	Los Reyes - Los Limones	-	8.0	-	8.0
	E.C. San Jeronimo - Cañada de Buenavista	-	9.0	-	9.0
	E.C. (Tomendan-Ixtaro) Tipitarillo	-	6.0	-	6.0
	E.C. (Huetamo - Churumuco) - Turitzio - Characuaro	-	10.0	-	10.0
	Las Letras-Casa Blanca	-	8.0	-	8.0
	Janambo - Sta. Rosalima 6 Kms	-	8.0	-	8.0
	Carretera Naranja de Tapia - Zirahuen, Tramo: Mojonera - San Isidro	-	10.0	-	10.0
	Monte Grande - Ixtaro Tramo cantera - Ixtaro Tomendán	-	8.0	-	8.0
	El Limón de Papatzindan - Purungueo, tramo la Virgencita -Purungueo	-	10.0	-	10.0
	Tuzantlán - Seibas de Trujillo 18 Km	-	20.0	-	20.0
	Tacupa - Characharando 7 Km	-	6.0	-	6.0
	Atijo Zárate	-	10.0	-	10.0
	Arroyo seco - Montecillos	-	8.0	-	8.0
	San Pedro-Los Brasiles, Mpio. San Lucas	-	6.0	-	6.0
	San Antonio Villalogin El Devanador	-	10.0	-	10.0
	Continuación Av. Cedrón tramo: Caseta "Cerro Verde" / Panteón La Joya 3 Km	-	9.7	-	9.7
	Rancho Nuevo - El Cortijo.	-	8.0	-	8.0
	Límites del Estado de México (El Oro) - Tepetongo (Nopalera - Tepetongo)	-	2.7	-	2.7
	E.C. (Cotija - La Lagunilla) - Plan del Cerro	-	10.0	-	10.0
	Conclusión de la carretera Santa Catarina - Ticuitaco 4 Km	-	6.0	-	6.0
	Rehabilitación del camino Maravillas - El Colexio 3.5 Km	-	5.0	-	5.0
	Rehabilitación de camino La Piedad - Zaragoza 7 Km	-	10.0	-	10.0
	Carretera San Marcos - Rancho Seco, Rancho Seco - El Sabino, Rancho Seco - Tahuejo	-	15.0	-	15.0
	(E.C. Ario - Santa Clara) - La Palma	-	6.0	-	6.0
	Libramiento Zinapecuaro	-	10.0	-	10.0
	La Palma - La Angostura	-	6.0	-	6.0
	Reconstrucción del Puente Tamata sobre la carretera Tuzantla-El Olivo	-	32.9	-	32.9
MÉXICO		-	**964.1**	-	**964.1**
	Bañe-Junica	-	5.0	-	5.0
	El Mogote-Tepozan	-	5.0	-	5.0
	Arroyo Zarco Pueblo - Encinillas Ejido	-	5.0	-	5.0
	Santa María Nativitas - Fondo	-	5.0	-	5.0
	Arroyo Zarco - EL Azafrán.	-	5.0	-	5.0
	Valle de Bravo-Amanalco de Becerra-Turcio-San Agustín Altamirano	-	5.0	-	5.0
	Vuelta del Agua-Puente de los Sabinos	-	45.0	-	45.0
	E.C.F. México Núm. 15 (El Yukón)- San Agustín Poteje Sur	-	5.3	-	5.3
	Cieneguillas de Guadalupe - El Estanco	-	5.0	-	5.0
	Pavimentación de los caminos San Martín-San Miguel y Bejucos a Palmar Chico (primera etapa) Municipio de Amatepec, Edo. de México	-	35.6	-	35.6
	Pérez de Galeana-Camino Hacienda Vieja-	-	5.0	-	5.0



	Santa María Ajoloapan				
	Circuito Tablón Chico	-	5.0	-	5.0
	Carretera Atotonilco - San José del Tunal. (San José El Tunal - El Salto, tramo: del km. 4+300 al km. 5+500)	-	3.0	-	3.0
	Carretera a la Lagunita Cantashi a la Primaria	-	5.0	-	5.0
	Las Tarrias	-	5.0	-	5.0
	E.C. (Atlacomulco- Toluca) - E.C.(Atlacomulco - El Oro) - Canal de las Mercedes	-	5.0	-	5.0
	Atlacomulco-El Oro-Tamascalcingo, Tr: E.C (Atlacomulco-El Oro)-Temascalcingo	-	25.0	-	25.0
	Mado Sector 1- Mado Sector 2	-	5.0	-	5.0
	Xala- Santa Ana	-	7.0	-	7.0
	Rehabilitación del Boulevard Manuel Buendía	-	15.0	-	15.0
	San Lucas - Ocopulco	-	5.0	-	5.0
	Camino Real Tepetitlán	-	3.0	-	3.0
	Caxboncuac Paraje-El Salto (Chapa de Mota)	-	5.0	-	5.0
	La Trinidad-San Antonio Pachuquillas	-	15.0	-	15.0
	San Alejo-El Cerrito	-	50.0	-	50.0
	Calle Arturo Montiel	-	5.0	-	5.0
	La concepción - Llano de los Negros	-	5.0	-	5.0
	E.C. Km.45 (Villa Victoria - El Oro) - Barrio del Gigante	-	3.7	-	3.7
	E.C. (Atlacomulco-el Oro)-la Soledad-Venta del Aire	-	5.0	-	5.0
	Ixtlahuaca-Emilio Portes Gil	-	3.0	-	3.0
	Construcción de Puente vehicular sobre Río Lerma en la comunidad de Jalpa de Dolores en el municipio de Ixtlahuaca	-	5.0	-	5.0
	San Lorenzo Toxico - San Francisco Ixtlahuaca	-	4.0	-	4.0
	E.C.E. (Ixtlahuaca - San Felipe del Progreso) - El Rincón de los Perales	-	4.0	-	4.0
	Camino Lázaro Cárdenas - E.C.E No. 9 en Huehuetoca	-	4.0	-	4.0
	San Bartolo-Horco	-	4.0	-	4.0
	Espíritu Santo-Chiluca	-	35.0	-	35.0
	Santiago Oxthoc - Emiliano Zapata	-	3.0	-	3.0
	Circuito Calpulalpan	-	3.0	-	3.0
	E.C. (Autopista México - Querétaro) - Mataxhi	-	5.0	-	5.0
	E.C. Estatal México Núm. 11 - Universidad Bicentenario Jilotepec	-	3.0	-	3.0
	Circuito Constituyentes, Tramo: Maria Garibay - Guerrero	-	3.0	-	3.0
	Dedeni Dolores - San Lorenzo Nenamicoyan	-	5.0	-	5.0
	Circuito el Rosal	-	5.0	-	5.0
	Vialidades del Municipio de Toluca Norte-P	-	45.7	-	45.7
	Barrio El Panteón - Santiago Casandeje	-	3.6	-	3.6
	Santiago Yeche - El Panteón - El Lindero	-	3.0	-	3.0
	Parque Ecoturístico Xocotepetl - Las Torres	-	5.0	-	5.0
	San Francisco Cheje-Tiacaque	-	5.0	-	5.0
	Cañadas a El Sauz	-	55.0	-	55.0
	Hermiltepec-Pungarancho	-	60.0	-	60.0
	San Martín-Palmar de Guadalupe-Pachuquilla-El Zapote-Agua Dulce-Lím. Mpal. Zumpahuacan	-	4.0	-	4.0



	E.C. (San Andrés Nicolás Bravo - Malinalco) - Noxtepec de Zaragoza	-	6.0	-	6.0
	Camino Los Arcos-San Felipe Teotitlán	-	3.0	-	3.0
	Pavimentación del camino Salto - Universidad de la UAEM	-	20.0	-	20.0
	San Rafael - El Gavillero de la Trinidad	-	3.0	-	3.0
	El Tesoro - Celayita	-	3.0	-	3.0
	El Ranchito - La Nave	-	3.0	-	3.0
	San Lucas del Maíz-San José de la Laguna-Xalpa-Tejupilco	-	4.0	-	4.0
	San Juan la Isla - Sta. María Jajalpa	-	3.0	-	3.0
	Sta. María Rayón - Santiaguito Cuaxustenco, incluye ramal	-	4.0	-	4.0
	Rayón - Calimaya	-	5.0	-	5.0
	San Francisco Solo - Guarda de Guadalupe	-	4.0	-	4.0
	San José del Rincón - Concepción del Monte	-	4.0	-	4.0
	E.C. (Dios Padre San Antonio Pueblo Nuevo) Agua Zarca	-	3.5	-	3.5
	Adolfo López Mateos (Blvd. Hda. San José del Cerro Gordo)	-	5.0	-	5.0
	Calle de la Rosa	-	4.5	-	4.5
	Calle Buenavista	-	4.5	-	4.5
	Construir en coordinación con el Municipio en una primera Etapa El Camino Real de Tierra de Adentro	-	23.5	-	23.5
	Sultepequito-Rincón de Cristo	-	60.0	-	60.0
	Tierra Blanca - Cerrito del Panal	-	5.0	-	5.0
	Acceso a la Comunidad de San Miguel Solís	-	5.0	-	5.0
	Cerritos de Cárdenas - Calderas	-	5.0	-	5.0
	Bombaro - Pastores - San Pedro Potla	-	4.0	-	4.0
	Tenancingo - Tenería - Tecomatlán	-	8.0	-	8.0
	(E.C. Joquicingo - Malinalco) - Comunidad Guadalupe	-	5.0	-	5.0
	E.C.F. No. 55 - Chalchihuapán	-	3.0	-	3.0
	Ocuilán-Mexicapa	-	5.0	-	5.0
	Rehabilitación del E.C.F No.55 - San Martín Coapaxtongo	-	3.0	-	3.0
	Carretera de Tecuautitlan (San Luis) a la cabecera municipal y la de Cuatro Caminos.	-	20.0	-	20.0
	Tepetlixpa-Chimalaca E.C. Mex. 115	-	3.0	-	3.0
	Camino alimentador Tepetlixpa - San Isidro - P.S.V. Libramienro (Amecameca-Cuautla)	-	3.0	-	3.0
	San José - Monte Alto	-	5.0	-	5.0
	Timilpan - El Palmito	-	4.0	-	4.0
	Vialidades del Municipio de Toluca	-	43.2	-	43.2
	Construcción de la Segunda Etapa de la Carretera Zumpahuacán Tonatico	-	50.0	-	50.0
	Rehabilitación de la carretera Malinalco - San Andrés - Nicolás Bravo	-	3.0	-	3.0
	Av. Isidro Fabela de Eje 1 Sur a la Av. Cuauhtémoc	-	8.0	-	8.0
	Av. Isidro Fabela Tramo: Av. Cuauhtémoc-Lázaro Cárdenas	-	8.0	-	8.0
	Rehabilitación del camino Valle de Bravo-Villa de Colorines, Tr: El Arco-Villa de Colorines, Km 5+000 al 17+000(Reconstrucción)	-	2.5	-	2.5
	Valle de Bravo- Amanalco de Becerra-Turcio- San Agustín Altamirano	-	2.5	-	2.5
	Libramiento Poniente (San Juan de las Huertas-Santa María del Monte-Papelera)	-	4.0	-	4.0



	Rehabilitación del camino a San Miguel Bocanegra	-	10.0	-	10.0
	Camino San Mateo, Tr:Carretera Zumpango Reyes-Francisco I. Madero, Pueblo Nuevo de Morelos	-	3.0	-	3.0
	Rehabilitación del camino Loma Larga Tequisquiac-Santa María Cuevas	-	4.0	-	4.0
	Rehabilitación del Boulevard Vicente Lombardo Toledano	-	20.0	-	20.0
MORELOS		**-**	**102.8**	**-**	**102.8**
	Cajones - El Estudiante	-	8.0	-	8.0
	Marcelino Rodríguez - Cayehuacán	-	7.0	-	7.0
	Cuautla - San Rafael	-	10.0	-	10.0
	Ixtepec - Santo Domingo Ocotitlán	-	5.0	-	5.0
	E.C.F. ((Cuernavaca Acapulco) - Autopista Siglo XXI) - Tr. Colonia la Unión - La Lagunilla , Delegación Mariano	-	10.0	-	10.0
	Carretera Tepalcingo-Axochiapan	-	5.0	-	5.0
	Puente Tlayca	-	3.0	-	3.0
	Puente La Cuera	-	4.0	-	4.0
	Huautla - Xochipala - Huaxtla	-	3.5	-	3.5
	Coatetelco - El Rodeo	-	5.0	-	5.0
	Huautla - Rancho Viejo	-	2.3	-	2.3
	Camino Real - Huesca	-	5.0	-	5.0
	La Nopalera - Moyotepec	-	5.0	-	5.0
	Nopalera - Hidalgo	-	5.0	-	5.0
	Carretera a Ocotepec, Tr: Chamilpa - Tres Cruces	-	25.0	-	25.0
NAYARIT		**-**	**83.0**	**-**	**83.0**
	Ahuacatlán - Barranca del Oro, Tramo: Rancho Nuevo - Barranca del Oro	-	12.5	-	12.5
	Rehabilitación de la carretera El Limón - Sentispac	-	12.0	-	12.0
	Boulevard Tecuala	-	20.0	-	20.0
	Puente Santa Fe	-	8.5	-	8.5
	Puente Pilas - Cofradia	-	6.5	-	6.5
	El Limón-Boca del Asadero	-	15.0	-	15.0
	Tequilita-Coastecomate	-	6.5	-	6.5
	Sayulita-Punta Mita	-	2.0	-	2.0
NUEVO LEÓN		**-**	**330.0**	**-**	**330.0**
	China - Méndez	-	33.0	-	33.0
	Dieciocho de Marzo - Ciénega del Toro	-	20.0	-	20.0
	Eje Interestatal: Matehuala-Cd. Victoria, tramo: Lím. de Edos. S.L.P N.L. Dr. Arroyo-E.C. El Carmen	-	40.0	-	40.0
	Libramiento Dr. Arroyo	-	20.0	-	20.0
	El Goche-Emilio-Carranza	-	15.0	-	15.0
	Entronque Autopista Monterrey Saltillo - Hacienda Rinconada - Los Fierros - García	-	15.0	-	15.0
	Camino: Melchor Ocampo-Los Aldamas	-	30.0	-	30.0
	Camino:Montemorelos-Entronque San Roberto	-	50.0	-	50.0
	Zaragoza - Tepozanes - El Refugio	-	10.0	-	10.0
	Hacienda El Encadenado-Ejido El Encadenado	-	10.0	-	10.0
	E.C. (General Terán Linares) Las Blancas El Balastre	-	15.0	-	15.0
	Camino a Loma Alta	-	15.0	-	15.0
	Ejido San Isidro - Límite de Edo. Tamps.	-	10.0	-	10.0
	Apodaca-Cd. Juárez	-	20.0	-	20.0



	Camino Acueducto de Arriba	-	12.0	-	12.0
	Camino Ejido Vaqueras-Ejido Purísima	-	15.0	-	15.0
OAXACA		**-**	**826.5**	**-**	**826.5**
	Modernización a nivel de pavimento del camino Eje Interestatal Mitla - Sayula del km 0+000 al km 230+00 tramo: Mitla-Ayutla-Alotepec- Cotzocon- Candayoc	-	14.0	-	14.0
	Modernización a nivel de pavimento del camino Mitla- Sayula Tr. Totontepec Villa de Morelos – Choapam - Lim Edos Oax/Ver, del km 0+000 al km 142+000	-	18.0	-	18.0
	Modernización a nivel de pavimento del camino Santa María Sola- Tlacotepec-Teojomulco- Santa Cruz Zenzontepec del km 0+000 al km 112+000	-	43.0	-	43.0
	Modernización a nivel de pavimento del camino Miahuatlán-San Pablo Coatlán- San Jerónimo Coatlán- Piedra Larga -La Palma del km 0+000 al km 103+000	-	30.0	-	30.0
	Modernización a nivel de pavimento del camino La Venta- San Francisco Ozolotepec del km 0+000 Al km 90+000	-	41.0	-	41.0
	Modernización a nivel de pavimento del camino Tecomaxtlahuaca - Coicoyán de las Flores del km 0+000 al km 43+000	-	41.6	-	41.6
	Modernización a nivel de Pavimento de la Carretera E.C. km 126+645 (Mitla - Entr. Tehuantepec II) - San Juan Juquila Mixes del km 0+000 al km 31+000	-	35.0	-	35.0
	Modernización a nivel de pavimento del camino E.C. (Mitla - Entr. Tehuantepec II) - San Juan Lachixila del km 0+000 al km 20+000	-	22.0	-	22.0
	Modernización a nivel de Pavimento de la Carretera E.C. (Mitla - Entr. Tehuantepec II) - Santiago Quiavicusas del km 0+000 al km 23+000	-	18.0	-	18.0
	Modernización a nivel de pavimento del camino Oaxaca-Salina Cruz, Tramo Mitla-Tequisistlán-Entronque Tehuantepec II y Ramal a San Pedro y San Pablo Ayutla, del km 0+000 al km 12+000	-	13.0	-	13.0
	Modernización a nivel de pavimento del camino Crucero Cerro Costoche-Entronque Agua Sabache-km 105+700 E.C. (Mitla-Tehuantepec II)-San Pablo Lachiriega-San Pedro Quiatoni, tramo del km 0+000 al km 32+000	-	16.0	-	16.0
	Modernización a nivel de pavimento del camino km 90+600 E.C. (Mitla Tehuantepec II) - Santo Domingo Tepuxtepec, tramo del km 0+000 al km 25+000	-	5.0	-	5.0
	Modernización a nivel de pavimento del camino San Pablo Lachiriega - Danigaree, tramo del km 0+000 al km 3+300	-	9.0	-	9.0
	Modernización a nivel de pavimento del camino Agua Blanca-El Coquito Tramo del km 0+000 al km 13+00	-	9.0	-	9.0
	Modernización a nivel de pavimento del camino Oaxaca- Puerto Escondido- Huatulco Tramo La "Y"-Barranca Larga- Ventanilla Y Puerto Escondido-Huatulco Y Ramal San Sebastián Coatlán del km 0+000 al km 6+500	-	15.0	-	15.0
	Modernización a nivel de pavimento del camino Oaxaca-Puerto Escondido-Huatulco Tramo La "Y"-Barranca Larga-Ventanilla Y Puerto Escondido-Huatulco Y Ramal San Pedro Coatlán del km 0+000 al km 6+500	-	22.0	-	22.0
	Modernización a nivel de pavimento del	-	10.0	-	10.0



	camino Oaxaca-Puerto Escondido-Huatulco Tramo La "Y"-Barranca Larga-Ventanilla Y Puerto Escondido-Huatulco Y Ramal Santa Catarina Coatlán del km 0+000 al km 5+000				
	Modernización a nivel de pavimento del camino Oaxaca-Puerto Escondido-Huatulco Tramo La "Y"-Barranca Larga-Ventanilla Y Puerto Escondido-Huatulco Y Ramal San Francisco Coatlán del km 0+000 al km 3+000	-	9.0	-	9.0
	Modernización a nivel de pavimento del camino Oaxaca-Puerto Escondido-Huatulco Tramo La "Y"-Barranca Larga-Ventanilla Y Puerto Escondido-Huatulco Y Ramal San José Llano Cieneguilla del km 0+000 al km 9+600	-	14.0	-	14.0
	Modernización a nivel de pavimento del camino Oaxaca-Puerto Escondido-Huatulco Tramo La "Y"-Barranca Larga-Ventanilla Y Puerto Escondido-Huatulco Y Ramal Piedra Campana del km 0+000 al km 5+000	-	14.0	-	14.0
	Modernización a nivel de pavimento del camino Santa María Colotepec - Las Carretas - Junta del Potrero El Camalote del km 0+000 al km 13+268	-	6.0	-	6.0
	Modernización a nivel de pavimento del camino E.C (Barranca Larga - Ventanilla)-San Antonio Lalana del km 0+000 al km 2+500.	-	9.0	-	9.0
	Modernización a nivel de pavimento del camino Asunción Atoyaquillo-Putla Villa de Guerrero del km 0+000 al km 42+000	-	7.5	-	7.5
	Modernización a nivel de pavimento del camino km 168 Carr. (Tuxtepec-Oaxaca) San Miguel del Rio - Santa Catarina Ixtepeji - El Ceresal del km 0+000 al 7+240 (Lado San Miguel del Rio)	-	10.0	-	10.0
	Modernización a nivel de pavimento del camino Santa María Yolotepec-Santiago Yosondua del km 0+000 al km 14+000	-	7.0	-	7.0
	Modernización a nivel de pavimento del camino José María Morelos - El Potrero del km 0+000 al km 12+800	-	7.5	-	7.5
	Modernización a nivel de pavimento del camino E.C. km 57.5 (Tehuacán - Huajuapan) -Santiago Chazumba - San Sebastián Frontera del km 0+000 al 6+000	-	8.0	-	8.0
	Modernización a nivel de pavimento del camino El Camarón- San Carlos Yautepec del km 0+000 al km 18+000	-	8.5	-	8.5
	Modernización a nivel de pavimento del camino Santo Domingo Yanhuitlán - CBTA 51 San Pedro Añañe del km 0+000 al km 5+250	-	7.0	-	7.0
	Modernización a nivel de pavimento del camino Santiago Ixtayutla Tr. Santiago Jamiltepec- Santa Elena Comaltepec-San José de Las Flores del km 0+000 al km 20+000	-	8.0	-	8.0
	Modernización a nivel de pavimento del camino E.C.(Pinotepa Nacional-Acapulco)-El Ciruelo-Santo Domingo Armenta del km 0+000 al km 14+000	-	7.0	-	7.0
	Modernización a nivel de pavimento del camino E.C.(Tlaxiaco-Chalcatongo) - Yosoyua del km 0+000 al km 7+561	-	8.0	-	8.0
	Modernización a nivel de pavimento del camino E.C. km 31 (Amate Colorado - Zaragoza Itundujia) - El Limón – Sta. Ana	-	7.0	-	7.0



	Progreso - San Andrés Cabecera Nueva del km 0+000 al km 4+000				
	Modernización a nivel de pavimento del camino E.C. (Miahuatlán- San José Lachiguiri)-San Andrés Mixtepec-Santa Catarina Quioquitani del km 0+000 al 22+400	-	8.0	-	8.0
	Modernización a nivel de pavimento del camino Tezoatlán de Segura y Luna-Santos Reyes Tepejillo-San Juan Mixtepec-San Martin Itunyoso, km 102+000 E.C(Yucudaa-Pinotepa Nacional) del km 0+000 Al km 102+000 Origen Tezoatlán de Segura y Luna	-	12.0	-	12.0
	Modernización a nivel de pavimento del camino San Juan Mixtepec-Tejocotes - Juxtlahuaca del km 0+000 al km 38+000	-	9.5	-	9.5
	Modernización a nivel de pavimento del camino E.C. (Huajuapan-Tehuacán) - Santa Catarina Zapoquila Membrillos del km 0+000 al km 22+000	-	10.0	-	10.0
	Modernización a nivel de pavimento del camino Cuicatlán-Concepción Pápalo-San Francisco Chapulapa-San Andrés Teotilalpam del km 23+290 al km 85+260	-	12.0	-	12.0
	Modernización a nivel de pavimento del camino E.C. (Yucudaa-Tlaxiaco)-Santiago Niundichi-San Juan Ñumi-Tezoatlán de Segura y Luna Tramo km 0+000 al km 80+000	-	1.7	-	1.7
	Modernización a nivel de pavimento del camino Ojite Cuauhtémoc-Santa Cruz Itundujia del km 0+000 al km 64+000	-	4.0	-	4.0
	Modernización a nivel de pavimento del camino San José de Las Flores - Santiago Ixtayutla del km 0+000 al km 38+876	-	8.0	-	8.0
	Modernización a nivel de pavimento del camino E.C. (San Marcos Arteaga-Santo Domingo Tonalá)-San Jorge Nuchita del km 0+000 al km 34+000	-	4.0	-	4.0
	Modernización a nivel de pavimento del camino km 161 E.C. (Oaxaca-Ixtlán)-San Juan Chicomezuchil-San Miguel Amatlán-Santa Catarina Lachatao-Santa María Yavesia del km. 0+000 al km 21+080	-	5.0	-	5.0
	Modernización a nivel de pavimento del camino Santiago Naranjas-Lázaro Cárdenas-Santa María Yucunicoco del km 0+000 al km 12+000	-	8.0	-	8.0
	Modernización a nivel de pavimento del camino Santa Rosa Caxtlahuaca-San Miguel Cuevas del Km 0+000 al Km 11+600	-	7.0	-	7.0
	Modernización a nivel de pavimento del camino Santa María Chilchotla-Monte Horeb del km 0+000 al km 10+000	-	4.0	-	4.0
	San Martín del Estado - Santiago Yucuyachi E.C. (Tamazola - Sta Cruz de Bravo) - del Km 0+000 al Km 9+500	-	1.0	-	1.0
	Modernización y ampliación del Camino Santa Cruz de Bravo - Santa Bárbara Huacapa -El Zapote; Tramo del km 1+800 al km 6+800	-	3.0	-	3.0
	Modernización a nivel de pavimento del camino Jalapa de Díaz- San Felipe Usila del km 0+000 al km 43+000	-	3.5	-	3.5
	Modernización a nivel de pavimento del camino Nochixtlan- San Miguel Piedras del Km 0+000 al Km 82+000	-	9.0	-	9.0
	Modernización a nivel de pavimento del camino Loma Bonita-Mixtán Monterrosa-	-	9.0	-	9.0



	Lázaro Cárdenas-E.C.(Tuxtepec-Palomares) del km 0+0000 al km 38+000				
	Modernización a nivel de pavimento del camino Santa Isabel de La Reforma - Santiago Ixcuintepec del km 0+000 al km 32+000	-	5.0	-	5.0
	Modernización a nivel de pavimento del camino Cazadero de Arriba- Cerro Iguana- San Dionisio del Mar del km 0+000 al km 23+138	-	2.6	-	2.6
	Modernización a nivel de pavimento del camino San Pedro Yolox - San Juan Quiotepec del km 0+000 al km 21+000	-	2.0	-	2.0
	Modernización a nivel de pavimento del camino Chahuites-Rancho Salinas (Acceso A Rancho Salinas) del km 0+000 al km 13+000	-	2.0	-	2.0
	Construcción del Puente Vehicular Salitrillo ubicado en el Km 12+200 del camino Santiago Chazumba - Tianguistengo de 30.0 mts	-	4.0	-	4.0
	Construcción de Puente Vehicular "S/Rio La Arena" en el Km 21+000 del camino Pinotepa Nacional - Sta Ma Huazolotitlan con una longitud de 150.0 mts	-	8.3	-	8.3
	Modernización a nivel de pavimento del camino San Felipe Ixtapa - San Agustín Tlacotepec del km 0+000 al km 43+000	-	7.0	-	7.0
	Modernización a nivel de pavimento del camino Miahuatlán-San Carlos Yautepec del km 0+000 al km 104+000	-	8.0	-	8.0
	Modernización a nivel de pavimento del camino Tezoatlán de Segura y Luna-Santos Reyes Tepejillo-San Juan Mixtepec-San Martin Itunyoso, km 102+000 E.C. (Yucudaa-Pinotepa Nacional) del km 0+000 al km 102+000 Origen Itunyoso	-	8.0	-	8.0
	Modernización a nivel de pavimento del camino km 168 Carr. (Tuxtepec-Oaxaca) San Miguel del Rio - Santa Catarina Ixtepeji - El Ceresal del km 0+000 al 15+000 (Lado Ixtepeji)	-	8.0	-	8.0
	Puente "Rio Chiquito" ubicado en el camino E.C. (Tehuacán - Telixtlahuaca) - San Juan Bautista Cuicatlán	-	11.0	-	11.0
	Modernización a nivel de pavimento del camino E.C(Oaxaca-Tehuantepec) - San Bartolo Yautepec - Quiegolani del km 0+000 al km 37+000	-	20.0	-	20.0
	Modernización a nivel de pavimento del camino E.C (El Amate-Cosolapa)- La Margarita-La Tabaquera del km 0+000 al km 28+000	-	7.0	-	7.0
	Modernización a nivel de pavimento del camino Acatlán de Pérez Figueroa- La Capilla del km 0+000 al km 24+000	-	7.0	-	7.0
	Modernización a nivel de pavimento del camino E.C Corcovado - Apango (Camino Viejo Pochutla - Huatulco) del km 0+000 al km 19+000	-	7.0	-	7.0
	Modernización a nivel de pavimento del camino E.C. (Oaxaca-Tehuantepec)-San Luis del Rio del km 0+000 al km 19+000	-	7.0	-	7.0
	Modernización a nivel de pavimento del camino Boca del Perro- San Juan Teita del km 0+000 al km 65+000	-	7.0	-	7.0
	Modernización a nivel de pavimento del camino E.C. km. 179+000 (Oaxaca-Santo Domingo Tehuantepec)-Santa María Ecatepec-San Juan Acaltepec del km 0+000 al km 44+000	-	7.0	-	7.0



	Modernización a nivel de subrasante del camino San Felipe Tindaco-San Mateo Sindihui del km 0+000 al km 34+000	-	7.0	-	7.0
	Modernización a nivel de pavimento del camino Lunatitlán - del Progreso -Totoltepec de Guerrero (Puebla) del km 0+000 al km 25+000	-	7.0	-	7.0
	Modernización a nivel de pavimento del camino San Pedro Teutila - San Felipe Jalapa de Díaz, del km 0+000 al 23+500	-	7.0	-	7.0
	Modernización a nivel de pavimento del camino E.C. km. 187 Carretera Federal 185 Transismica (Coatzacoalcos - Salina Cruz) - Guivicia del km 0+000 al km 12+000	-	7.0	-	7.0
	Modernización a nivel de pavimento del camino Guadalupe - San Juan Lachixila Tramo del Km 0+000 al Km 31+000	-	1.2	-	1.2
	Modernización a nivel de pavimento del camino Santa María Guienagati-Peña Blanca del Km 0+000 al Km 26+000	-	1.2	-	1.2
	Modernización a nivel de pavimento del camino Concepción Buena Vista- San Antonio Abad-San Miguel Astatla del Km 0+000 al Km 14+000	-	6.0	-	6.0
	Puente Guadalupe la Huertilla-San Pedro Atoyac	-	4.6	-	4.6
	Modernizacion y Ampliacion del camino "Santiago Tilantongo-San Miguel Tecomatlan" Tramo del km 0+000 al km 16+200, subtramo a modernizar del km 12+300 al km 15+000	-	10.0	-	10.0
	Modernizacion y Ampliación del camino "San Juan Mixtepec-Agua Zarca-E.C. (Heroica Ciudad de Tlaxiaco-Putla Villa de Guerrero)"; tramo del km. 0+000 al km. 23+500: Subtramo a modernizar del km. 0+000 al km. 5+000	-	16.0	-	16.0
	Modernizacion y Ampliación del camino "E.C. (San Juan Mixtepec-Santos Reyes Tepejillo) Tinuma de Zaragoza; Tramo del km. 0+000 al km. 7+000, subtramo a modernizar del km 0+000 al km. 3+000	-	10.0	-	10.0
	Puente Vehicular Santa María Tinú, Km 0+125.50, de la carretera km 191+000 E.C. (Tehuacán-Oaxaca)-Santa María Tinú	-	3.9	-	3.9
PUEBLA		**-**	**400.0**	**-**	**400.0**
	Carretera Tlacotepec - Xochitlán - Zona Arqueológica de Teteles del Santo Nombre (Camino de Acceso a la Zona Arqueológica de Teteles del Santo Nombre)	-	47.0	-	47.0
	Carretera estatal Tehuacán - Teotitlán KM2+000 a la Zona arqueológica de Tehuacán "El Viejo" (Camino de Acceso a la Zona Arqueológica de Tehuacán "El Viejo")	-	40.0	-	40.0
	Periférico ecológico de Puebla - Camino a Santa Cruz Alpuyeca - Academia de Policía (Camino de Acceso a la Academia de Policía)	-	150.0	-	150.0
	Autopista México- Tuxpan Tr. Necaxa - Tejocotal - Xaltepec (Camino de Acceso a Presa Necaxa)	-	133.0	-	133.0
	Modernización de la Carretera Chignahuapan - Zacatlán.	-	30.0	-	30.0
QUERÉTARO		**-**	**562.0**	**-**	**562.0**
	Camargo - Río Blanco	-	45.0	-	45.0
	Ahuacatlán - Santa Águeda	-	25.0	-	25.0



	Acceso a La Rinconada	-	5.0	-	5.0
	E.C. (Amealco Santiago Mexquititlán) San Ildefonso Tultepec	-	30.0	-	30.0
	Tolimán - Peñamiller	-	35.0	-	35.0
	Zapote-Higuerillas	-	30.0	-	30.0
	Modernización y Ampliación del Camino Entronque 185+800 San Juan del Rio - Xilitla - Madroño	-	20.0	-	20.0
	Agua Zarca - La Peña	-	27.0	-	27.0
	El Colorado - Higuerillas tramo: Bernal - Higuerillas	-	40.0	-	40.0
	Tilaco - Santa Inés	-	15.0	-	15.0
	San Joaquín - San Cristóbal	-	18.0	-	18.0
	Libramiento Sur-Oriente Ruta Ezequiel Montes	-	30.0	-	30.0
	Modernización y Ampliación de camino Boxasní - La Nueva Unidad	-	15.0	-	15.0
	Casa Blanca- El Herrero - Presita de San Antonio-Charape de La Joya	-	40.0	-	40.0
	Puente El Carrizal	-	9.0	-	9.0
	Tilaco-Otates	-	9.0	-	9.0
	Alamos -Llanos de Santa Clara	-	21.0	-	21.0
	E.C.(San Juan del Río-Xilitla)-Los Maqueda	-	6.0	-	6.0
	Puerto de ánimas - Jalpan Pinal de Amoles	-	25.0	-	25.0
	Landa de Matamoros a la comunidad de Saucillo	-	15.0	-	15.0
	E.C.(San Juan del Río-Xilitla)-Santillán	-	7.0	-	7.0
	E.C.(San Juan del Río-Xilitla)-El Sauz	-	4.0	-	4.0
	Noria Nueva-Epigmenio Gonzalez	-	7.0	-	7.0
	Esperanza-Puerta de En medio tramo La Peña Colorada - La Zorra	-	10.0	-	10.0
	Camino Boulevard Purísima - Ezequiel Montes	-	17.0	-	17.0
	Camino el Portugués - Encinos	-	27.0	-	27.0
	Carretera E. Montes-Villa Progreso	-	30.0	-	30.0
QUINTANA ROO		**-**	**100.0**	**-**	**100.0**
	Ucum-La Unión	-	45.0	-	45.0
	Kantunilkín - Chiquilá	-	15.0	-	15.0
	Lázaro Cárdenas - Chacchoben	-	20.0	-	20.0
	Limones - Chacchoben	-	10.0	-	10.0
	Ramal a Zona Arqueológica Kohunlich	-	10.0	-	10.0
SAN LUIS POTOSÍ		**-**	**373.6**	**-**	**373.6**
	Alaquines - Nueva Reforma	-	2.0	-	2.0
	El Zopope - Tampaxal Tr. Xolmón - Mina de Belemont.	-	2.0	-	2.0
	Construcción de Terraplén y colocación de carpeta asfáltica en el camino La Noria Cárdenas	-	2.0	-	2.0
	Modernización y Pavimentación del camino Wadley San José de Coronados.	-	3.0	-	3.0
	E.C. (Cedral - Santa Rita del Sotol) - Zamarripa.	-	4.0	-	4.0
	Presa Verde - Gallos Blancos.	-	4.0	-	4.0
	San Antonio de Eguía - Palomas.	-	10.0	-	10.0
	E.C. 80- Agua Nueva del Norte	-	3.0	-	3.0
	Agua Zarca - Papagayos	-	3.0	-	3.0
	C.D. Valles- Chantol- Las Huertas	-	14.0	-	14.0
	Modernización y ampliación del camino Estación Tamuín - Santa Martha.	-	10.0	-	10.0
	E.C. 80-El Salto	-	5.0	-	5.0



	El Herrero- La Luz	-	3.0	-	3.0
	La Herradura-El Estribo, Incluye Ramal a El Mezquite	-	3.0	-	3.0
	San Ciro de Acosta – Corral Quemado	-	3.0	-	3.0
	San Ciro de Acosta - Vaquero - E.C. 70 (ramal a la Luz).	-	3.0	-	3.0
	Camino El Órgano-Arroyo Seco	-	3.0	-	3.0
	Morelos Juan Sarabia El Bozal La Victoria La Merced	-	2.0	-	2.0
	Vanegas - El Salado	-	3.0	-	3.0
	Construcción del Libramiento Venado.	-	2.0	-	2.0
	E.C. 57- San Francisco	-	3.0	-	3.0
	La Biznaga-Los Chilares-Tanque Colorado	-	4.0	-	4.0
	Charco Cercado-Presa de Chancaquero	-	3.0	-	3.0
	Valle de San Juan – Rincon del Refugio	-	3.0	-	3.0
	Boulevard Don Humberto Navarro González (Carretera San Luis Potosí - Charcas)	-	7.0	-	7.0
	Boulevard San Luis	-	50.0	-	50.0
	E.C. (Rioverde-San Luis Potosí-La Media Luna)	-	20.0	-	20.0
	Chilares - La Maroma	-	7.0	-	7.0
	Puente Vehicular El Tepetate.	-	16.5	-	16.5
	Agua Hedionda - Tanlajás.	-	1.5	-	1.5
	Los Carrizos - Coxcatlán - Axtla	-	2.0	-	2.0
	Boulevard Valles-Tampico	-	3.0	-	3.0
	Boulevard en la carretera Valles 85	-	8.0	-	8.0
	San Juan Capistrán-Enramadas 1 km	-	4.3	-	4.3
	Modernización del camino E.C. 57-El Jaralito	-	10.7	-	10.7
	Aquismón-Xolmón-Unión de Guadalupe	-	2.0	-	2.0
	Puente vehicular en Arroyo Xochititla	-	0.04	-	0.04
	Puente vehicular en Barrio Centro	-	0.04	-	0.04
	San Francisco Cerro grande Xinictle	-	1.5	-	1.5
	Agua Zarca San Francisco E.C. La Peñita	-	3.0	-	3.0
	E.C. Quinta Chilla-Tamacol	-	1.5	-	1.5
	Matlapa-Tampacán	-	2.0	-	2.0
	Palomas E.C. El Huizache	-	4.0	-	4.0
	Magdaleno Cedillo-Zamachihue	-	3.0	-	3.0
	(E.C. Huizache-Antiguo Morelos)-San Ignacio, tramo Santa Rita del Rucio-San Ignacio, km 19+000 al km 51+779.15	-	4.0	-	4.0
	Ramal a San Sebastián, tramo km 0+000 al km 8+900	-	3.0	-	3.0
	San José de Canoas E.C. Rioverde-San Luis Potosí	-	3.0	-	3.0
	Zaragoza-La Hincada-Espíritu Santo	-	10.0	-	10.0
	La Fortaleza-Santa Elena	-	12.0	-	12.0
	E.C. de Villa de Zaragoza-El Tepozán	-	8.3	-	8.3
	Plan de los Palomos-Rincón de Santa Eduviges, tramo km 0+000 al km 1.843.9 (Parada de Zarcido-Arroyo Hondo)	-	4.9	-	4.9
	Cuatro Caminos-Toconala-El Detalle, tramo km 0.000 al km 6.678.	-	11.0	-	11.0
	Construcción de puente en el Camino Arroyo Grande-Camino Blanco los Nazarios	-	10.0	-	10.0
	Tlaletla-Pilateno	-	7.0	-	7.0
	E.C. 70 tramo Ciudad Valles-Rioverde- del km 13+468 al ejido El Zocohuite 1.65 km.	-	4.0	-	4.0
	Tancanhuítz-mezcala-Huehuetlán	-	2.2	-	2.2
	La Cuesta-Tancanhuítz	-	2.2	-	2.2



	Camino Tanlajas-Maytanajas-Pokchic-Tayatzem	-	4.0	-	4.0
	Coyoles-San Mateo	-	4.0	-	4.0
	El Retiro-Salsipuedes	-	1.0	-	1.0
	Est. Moctezuma-Matanzas	-	1.0	-	1.0
	La Cardoncita, 10.09 kms., incluye entronque E.C. Rural Estación Catorce-Santa María del Refugio	-	4.0	-	4.0
	Cedral-La Boquilla-Jesús María	-	2.0	-	2.0
	San Lorenzo-Palo Blanco	-	1.5	-	1.5
	Santa Teresa-La Cruz	-	1.1	-	1.1
	Cedral-Matehuala-Rinconada	-	1.0	-	1.0
	Noria de Dolores-Camino San Isidro	-	1.0	-	1.0
	E.C. 57-La Boquilla	-	1.3	-	1.3
	E.C. Cedral-La Boquilla-La Crucita	-	1.5	-	1.5
	E.C. Cedral-La Boquilla-El Cuadrejo	-	1.5	-	1.5
	Rehabilitación del E.C. (Mexquitic-Palmar Segundo)-Corte Primero, km 0+500 al km 4+380	-	3.0	-	3.0
	Ramal a Real de Catorce; Tr: Km. 0+000 al Km. 21+000.	-	2.0	-	2.0
	Las Cruces - Limites de los Estados SLP - Zac.	-	2.0	-	2.0
	Venado - El Epazote	-	4.0	-	4.0
	Las Cruces - Yoliatl - San Francisco	-	3.0	-	3.0
	Vicente Guerrero-Cuesta Blanca	-	4.0	-	4.0
	E.C. (Huehuetlán - Tancanhuitz) - Puerto de Tanzumadz	-	5.0	-	5.0
SINALOA		**-**	**478.0**	**-**	**478.0**
	Tramo carretero Ipucha - El Sabino - Estancia de los Garcia	-	59.8	-	59.8
	Ensenada- Paredón Colorado- La Presa	-	10.0	-	10.0
	Rehabilitación del acceso al Quelite entre carretera México 15 al poblado del Quelite	-	14.0	-	14.0
	Calle 6,tramo México 15 Canal Alto	-	6.0	-	6.0
	Ejido el Sacrificio, entronque carretera campo pesquero el tortugo	-	4.0	-	4.0
	E.C.F. MEX 15 - Tecitos	-	12.3	-	12.3
	Ejido la Bebelama, entronque canal diagonal	-	4.0	-	4.0
	Ejido Palos Blancos- la Pichihuila-Chuy Ortiz	-	5.8	-	5.8
	Mocorito - San Benito	-	4.0	-	4.0
	Villa Unión-Amapa	-	15.0	-	15.0
	Tabucahui-San Javier-La Ciénega	-	5.0	-	5.0
	E.C. Internacional México 15 - Los Angeles del Triunfo	-	5.0	-	5.0
	Construcción Tamazula El Amole	-	3.2	-	3.2
	Villa Morelos - La Curva	-	4.0	-	4.0
	Chorohui- La 300	-	5.2	-	5.2
	Puente Vehícular sobre El Canal Diagonal la Bebelama	-	1.6	-	1.6
	E.C. (El Fuerte Choix) El Babu - Baymena	-	5.0	-	5.0
	Calle 5, Tramo: E.C. Int. México 15 - Calle 300	-	10.0	-	10.0
	E.C. Rosa Morada Agua Pepito	-	4.0	-	4.0
	5 de Mayo - Juan Aldama	-	14.0	-	14.0
	E.C. El Fuerte-Choix - Baymena	-	4.0	-	4.0
	Rehabilitación de la carretera Auguaruto - San Manuel- Autopista (Culiacán - Mazatlán)	-	28.0	-	28.0
	Carretera Alimentadora de Ampliación de Av. Alvaro Obregón tramo Libramiento Benito Juárez al acceso de col. Antorchista	-	14.8	-	14.8



	Carretera Alimentadora de Carretera México 15 - La Chilla	-	8.0	-	8.0
	Carretera Alimentadora de Carretera Alcoyonqui - La Flechas	-	10.0	-	10.0
	Rehabilitación de Carretera Alimentadora México 15 Península de Villamoros	-	19.0	-	19.0
	Carretara Ejido San Fernando, Entronque Calle 300	-	4.5	-	4.5
	E.C México 15 - El Salitre	-	17.8	-	17.8
	Isla de la Piedra - Entronque Aeropuerto	-	40.0	-	40.0
	Ernesto Coppel Campaña - Entronque Cerritos	-	30.0	-	30.0
	E.C Mexico 15 - El Chilillo	-	10.0	-	10.0
	Guasave - Tamazula (Camino Viejo)	-	22.8	-	22.8
	La Cuesta - Pitallitas - Vicente Guerreo	-	20.0	-	20.0
	La Pichihuila - Jesus Ortiz - Palmarito de los Angulo Tr: KM 2+000 - 4+000	-	7.2	-	7.2
	Autopista Benito Juarez - Gato de Lara - Leopoldo Sanchez Celis	-	12.0	-	12.0
	Angostura - Playa Colorada Batury	-	10.0	-	10.0
	Rehabilitación del camino Playa Colorada - El Ebano	-	8.0	-	8.0
	Choix - San Jose de los Llanos - San Pantaleon	-	10.0	-	10.0
	Bacubirito - San Joaquin	-	10.0	-	10.0
SONORA		-	**520.0**	-	**520.0**
	Entronque Aribabi Carretera Mex-002 Tramo Imuris-Cananea	-	49.3	-	49.3
	Entronque Imuris Carretera Mex-015	-	54.9	-	54.9
	Vialidad Yaqui-Mayo	-	30.0	-	30.0
	Entronque Carretero: San Pedro de la Cueva San José de Batuc - Embarcadero. del Km 1+000 al Km 7+500	-	45.7	-	45.7
	Modernización de paso por Bacum	-	80.0	-	80.0
	Rehabilitación y Ampliación de la Carretera Esperanza-Hornos	-	40.0	-	40.0
	Blvd Quintero Arce Tramo Colosio - Paseo Río Sonora	-	70.0	-	70.0
	E.C. Carretera Quiroga - Blvd. Antonio Quiroga Tramo Progreso -Luz Valencia	-	40.0	-	40.0
	Vialidades del Sector Rural de Hermosillo	-	50.0	-	50.0
	Blvd Ignacio Salazar Tramo Colosio - Navarrete	-	28.0	-	28.0
	Vialidades del Sector Rural (Cobertura Estatal)	-	32.1	-	32.1
TABASCO		-	**291.0**	-	**291.0**
	Santa Cruz - Jalapita - El Bellote	-	40.0	-	40.0
	Jalpa de Méndez -Cunduacan, Tr: Jalpa de Méndez - Vía Corta Cunduacan del km 0+000 al km 15+000	-	70.0	-	70.0
	El Aguila - El Tinto - Asunción - Benito Juárez	-	10.0	-	10.0
	Zapatero Jonuta. Tr: Lim. Edo. de Chiapas - Jonuta	-	124.5	-	124.5
	E.C. (Chable - Triunfo) - Ej. Ingeniero Mario Calcaneo Sáchez	-	8.0	-	8.0
	E.C (Villahermosa - Chetumal) - Ejido Nuevo Chable	-	3.0	-	3.0
	Caminos Cosecheros en el Mpio. de Tenosique	-	10.0	-	10.0
	Vialidades del Municipio de Jalapa	-	10.0	-	10.0
	Ejido Hermenegildo Galeana 3Ra.Secc.	-	4.0	-	4.0



	(Poza de la Red El Corozo)				
	Carretera Benito Juárez 2da (Jalpa de Mendéz) - Huimango 2da Sector (Cunduacán)	-	7.0	-	7.0
	Construcción de puente peatonal en Santa Ana 2da Secc. A (El Belén)	-	4.5	-	4.5
TAMAULIPAS		**-**	**493.0**	**-**	**493.0**
	Matamoros-Puerto Matamoros	-	150.0	-	150.0
	Altamira-Nuevo Progreso	-	85.0	-	85.0
	Eje Interregional; Matehuala Cd. Victoria, Tr: San José del Llano-Límite de Edos. Tam/N.L.	-	27.0	-	27.0
	Cd. Victoria - Soto La Marina,Tramos: Aeropuerto-Casas y Gildardo Magaña-Soto La Marina	-	30.0	-	30.0
	Santa Ana de Nahola-Montevideo	-	85.0	-	85.0
	Camino: Burgos-Linares, tramo: Burgos-Lim. de Edos.Tam. N.L.	-	80.0	-	80.0
	E.C. Tampico-Mante Km 62-Santa Juana	-	36.0	-	36.0
TLAXCALA		**-**	**146.0**	**-**	**146.0**
	Acopinalco del Peñón - San Pedro la Cueva	-	10.0	-	10.0
	E.C. (Capula - Lazaro Cardenaz) - Atotonilco - La Cienega	-	12.0	-	12.0
	Mazaquiáhuac Graciano Sánchez y Ramal a Santiago Tetlapayac	-	14.0	-	14.0
	Modernización del camino Tenexyecac - Oztotlapango-San Marcos Jilotepec y Ramal a Tenancingo	-	12.0	-	12.0
	Xaltipa - La Trinidad	-	7.0	-	7.0
	Boulevard Universidad Politécnica, Tramo: Calle 20 de Noviembre Sur - Av. Universidad de San Pedro Xalcaltzinco	-	6.0	-	6.0
	Yauhquemehcan - E.C. (Muños-Apizaco)	-	12.0	-	12.0
	Reconstrucción de la carretera vieja Ixtenco - Huamantla	-	10.0	-	10.0
	Reconstrucción del Ramal Santa Cruz Tetela	-	5.0	-	5.0
	Reconstrucción del Ramal Zacamolpa	-	1.0	-	1.0
	Construcción de Puente Vehícular	-	16.0	-	16.0
	Pavimentación del camino rural San Francisco Tetlanohcan	-	5.0	-	5.0
	Atotonilco - La Soledad - San Martín Texmelucan	-	26.0	-	26.0
	Rehabilitación de pavimeno de concreto asfaltico en boulevard Lic. Emilio Sanchéz Piedras	-	10.0	-	10.0
VERACRUZ		**-**	**828.0**	**-**	**828.0**
	Juan Rodríguez Clara - Santa Rosa	-	11.7	-	11.7
	Construcción de pavimento Asfáltico del Camino E.C. Entabladero - Melchor Ocampo Tr. 0+000 del Municipio de Espinal, Veracruz	-	10.0	-	10.0
	Juan Rodríguez Clara - Libertad y Progreso.	-	10.0	-	10.0
	E.C. (Jilotepec - Acatlán) - Buenavista.	-	6.3	-	6.3
	Moralillo - Lagartero - Ozuluama	-	15.0	-	15.0
	El Retache - Tanceme	-	13.8	-	13.8
	Tempoal-Pochuco-Corozal	-	12.0	-	12.0
	Dos Aguas- Zapotitlán	-	10.0	-	10.0
	Chavarrillo - Monte Obscuro - Palmar Estación	-	14.2	-	14.2
	Las Vigas - Jonotal-Piedra Parada	-	15.0	-	15.0
	Xico- Pocitos	-	15.0	-	15.0
	Alameda-Monte Grande	-	12.0	-	12.0
	Pueblito - Úrsulo Galván	-	15.0	-	15.0
	Perote - Rancho Nuevo - El Escobillo	-	9.0	-	9.0



	Tatahuicapan - Benigno Mendoza - La Perla del Golfo	-	15.0	-	15.0
	Plan de Arroyos - Las Truchas	-	12.0	-	12.0
	Oluta - Texistepec	-	10.0	-	10.0
	Texistepec - San Lorenzo	-	10.0	-	10.0
	Cerrillo de Diaz - Ojo Zarco	-	12.0	-	12.0
	Paso Lorenzo - Km. 43	-	12.0	-	12.0
	Costero Huasteco	-	10.0	-	10.0
	Paso del Correo - La Reforma	-	3.0	-	3.0
	Ayahualulco- Rancho Nuevo	-	6.0	-	6.0
	Nanche - Cuajilote-Rincón Zapote	-	5.0	-	5.0
	Tepetates Llanillo, Km. 0+000 - 10+000	-	3.4	-	3.4
	E.C. (Poza Rica - Cazones) - Caristay	-	7.8	-	7.8
	La Magdalena - Benito Juárez (Brecha del Maíz)	-	7.8	-	7.8
	Xometla-El Paso-La Ciénega	-	10.0	-	10.0
	Cinco de Mayo - Insurgentes Socialistas	-	15.0	-	15.0
	San Ángel - Agua Pinole	-	15.0	-	15.0
	Circuito Manzanillo - Mirador - Progreso - Manzanillo	-	15.6	-	15.6
	Crucero Carbonero Jacales (Huayacocotla) - Zacualpan - Texcatepec	-	15.0	-	15.0
	Tenextepec - El Escobillo	-	9.0	-	9.0
	Nuevo Morelos Vasconcelos	-	15.0	-	15.0
	Rancho Nuevo - El Conejo	-	16.2	-	16.2
	Xico - Tonalaco	-	10.0	-	10.0
	Xico- Tlalchy	-	18.0	-	18.0
	La Candelaria - Tlaltengo	-	12.0	-	12.0
	Pánuco-Minera-Autlán-Ochoa	-	10.0	-	10.0
	El Diamante - E.C. (Ursulo Galván- Arroyo Grande)	-	5.0	-	5.0
	Tenixtepec - Cuiyachapa	-	12.0	-	12.0
	E.C. (Perote - Altotonga) - Col. Libertad	-	18.0	-	18.0
	El Tarro Kilate Sur, incluye ramal a Kilate Antiguo	-	10.0	-	10.0
	El Salto de Eyipantla - Juan Díaz Covarrubias Tr. Tulapan - Abrevadero	-	6.0	-	6.0
	Sontecomapan-Coxcuapan	-	6.0	-	6.0
	E.C. Xochitla - Linderos	-	6.0	-	6.0
	Coyolillo - Omiquila - La Palma	-	6.0	-	6.0
	3 de Mayo - Xonotla - Comapa	-	9.0	-	9.0
	Tepatlaxco - Ixhuatlan del Café	-	6.0	-	6.0
	Tlacotepec de Mejía - La Firmeza - El Arenal (Tlacotepec - La Firmeza)	-	6.0	-	6.0
	Teacalco - Alpatláhuac - Tlatelpa	-	6.0	-	6.0
	Ixtaquilitla-Malacatepec	-	6.0	-	6.0
	Cumbres de Aquila-Lagunilla	-	5.0	-	5.0
	La Sidra - Dos Ríos	-	6.0	-	6.0
	Vaquería - Titla de Arriba (Vaquería - Coxotitla de Arriba, tramo: Vaquería - El Ahuitzique)	-	9.0	-	9.0
	E.C. Xochitla - Nexca	-	5.0	-	5.0
	E.C. Tizizapa - Xalpa, Incluye Ramal	-	5.0	-	5.0
	Lirial - Loma de Mirasol	-	12.6	-	12.6
	Tuxpan-Tamiahua	-	10.0	-	10.0
	Cinco Palos - Consolapa	-	10.0	-	10.0
	La Candelaria - Bote en Bote - Piedras Negras	-	9.0	-	9.0
	Construcción de Pavimento Asfáltico del	-	15.0	-	15.0



	Camino Comalteco - Poza Larga Miradores				
	Cuauhtémoc - Mesa Chica - Rancho Viejo	-	8.0	-	8.0
	Tramo Dos Caminos - Aticpac - Tepenacaxtla	-	8.0	-	8.0
	Bulevar a la Congregación de Barrillas, Segunda Etapa	-	20.0	-	20.0
	Camino a Santa Elena - La Palma	-	7.0	-	7.0
	Zoatzingo - Ignacio Zaragoza - Colonia Libertad	-	10.0	-	10.0
	Carretera Federal 131 del 0+000 al 3+233, con inicio en el entronque del Libramiento de Martínez de la Torre	-	25.0	-	25.0
	Azotal-Tesoro-Chaparro Grande	-	5.0	-	5.0
	Córdoba - Santa Teresita.	-	3.0	-	3.0
	Altotonga-La Ventilla	-	5.0	-	5.0
	Cuauhtemoc-Mesa Chica-Rancho Viejo	-	9.0	-	9.0
	Carretera Transismica y Carretera del Golfo Tramo: KM 0+230 - KM 0+690	-	17.0	-	17.0
	Coetzala - Santa María Tatetla	-	10.0	-	10.0
	Zautla - Xochiapulco, Tr: Zautla - Jalcomulco	-	10.0	-	10.0
	Temaxcalapa - Tepanticpac	-	6.0	-	6.0
	Matlatecoya - Zacaloma	-	10.0	-	10.0
	Camino Rural Ramal El Chorrito - Matlalapa - Cruz Blanca 0+800 A 1+800 - 2+200 A 3+200	-	1.4	-	1.4
	Camino Rural Ramal La Garita - San José Paso Nuevo 0+000 A 1+400	-	0.6	-	0.6
	Rehabilitación del Camino Rural San Marcos - La Laguna 0+000 A 4+600	-	2.4	-	2.4
	Camino Rural Xico - Cocoxatla - 2+600 A 5+400	-	1.5	-	1.5
	Camino Xico - Micoxtla 0+000 A 2+800	-	1.5	-	1.5
	Camino Rural Los Pocitos - Tembladeras - Los Pescados - 1+300 A 3+200 - 4+800 A 7+100 9+900 A 10+800 - 14+300 A 15+800	-	3.0	-	3.0
	Camino Rural La Marina - Úrsulo Galván 1+600 A 3+600	-	1.2	-	1.2
	Rehabilitación (Salida de Xalapa) Tlalnelhuayocan - Rancho Viejo	-	9.0	-	9.0
	Tlanelhuayocan - Plan de Sedeño	-	9.0	-	9.0
	Xocotla - Tetla	-	6.0	-	6.0
	Zacatla - Xocotla	-	7.0	-	7.0
YUCATÁN		**-**	**301.0**	**-**	**301.0**
	Camino: Peto-Valladolid	-	40.0	-	40.0
	Camino: Muna-Peto	-	40.0	-	40.0
	Telchac Puerto - Dzilam de Bravo	-	50.0	-	50.0
	Tunkás-Cenotillo	-	20.0	-	20.0
	Kantunil - Uxmal (Circuito Peninsular del Mundo)	-	60.0	-	60.0
	Mérida - Celestún, Tramo: Mérida - Tetiz	-	91.0	-	91.0
ZACATECAS		**-**	**568.5**	**-**	**568.5**
	Apozol - Rancho de Ayo - Col. Juárez - E.C. (Nochistlán - Tlachichila)	-	13.5	-	13.5
	El Conejo - Huitzila - Lim. de Edos. Zac./Jal.	-	10.0	-	10.0
	Valparaíso - Jerez (Vía Lobatos)	-	20.0	-	20.0
	San Lorenzo Gral. Joaquín Amaro	-	10.0	-	10.0
	Libramiento de la Ciudad de Loreto, Zacatecas	-	7.0	-	7.0
	Boulevard Loreto-San Marcos	-	7.0	-	7.0
	Atotonilco - Las Amecas	-	17.0	-	17.0



	Pavimentación de camino rural Felipe Carrillo Puerto - Manganita.	-	8.0	-	8.0
	Juancho Rey - El Venado	-	10.0	-	10.0
	Lobatos - Adjuntas del Refugio	-	7.0	-	7.0
	Ojocaliente - Palmira - E.C. Guadalupe/Cosio.	-	7.0	-	7.0
	Chichimequillas - Charco Blanco	-	10.0	-	10.0
	E.C. Pinos / Ojuelos - El Sitio - Ojo de Agua de La Palma.	-	4.0	-	4.0
	Colonia Hidalgo - Plan de Guadalupe	-	4.0	-	4.0
	Apizolaya - E.C.(Nieves Mazapil).	-	7.0	-	7.0
	Perales - San Fernando - San Isidro	-	7.0	-	7.0
	Loreto Alfonso Medina	-	10.0	-	10.0
	Capulin de los Ruíz - Cienega de Room	-	6.0	-	6.0
	Tacoaleche - Pozo de Gamboa	-	12.0	-	12.0
	Fresnillo - Est. San Jose - Bañon - E.C.Zac./Saltillo, Tramo: Est. San Jose - Bañon - E.C. Zac./Saltillo	-	30.0	-	30.0
	Sta. Rita - E.C. Rio Frio /Nva. Australia-El Maguey	-	8.0	-	8.0
	El Salitre - Gpe. Garzaron - Cienega de Rocamontes - E.C. Zac./Saltillo	-	10.0	-	10.0
	Calera - Nueva Alianza-E.C. Fllo/Jerez	-	10.0	-	10.0
	Acceso Norte de Fresnillo.	-	109.1	-	109.1
	Florencia de Benito Juárez - Atolinga, Tr: Limite de Edos. Jal/Zacs	-	10.0	-	10.0
	Las Chilitas-El Tepetate- La Purisima	-	6.5	-	6.5
	Milpillas de la Sierra - El Tigre (Los Nopales)	-	8.0	-	8.0
	San Jeronimo-Las Coloradas	-	12.0	-	12.0
	E.C. Col. Hidalgo/Miguel Auza - La Honda	-	6.0	-	6.0
	Zapoqui - El Salitre	-	5.0	-	5.0
	San Martín de Pajaritos-E.C. San José del Rio/ Fco. I. Madero (Puente de Dos Claros)	-	5.0	-	5.0
	La Laguna-San Felipe de Jesús	-	10.0	-	10.0
	Libramiento Tránsito Pesado García de la Cadena (Ampliación)	-	7.0	-	7.0
	E.C. Fresnillo/Sombrerete-Rio de Medina	-	4.0	-	4.0
	Colonia Progreso-Nicolas Bravo	-	6.0	-	6.0
	El Refugio de Abrego - San Marcos - San Pedro de Abrego	-	5.0	-	5.0
	E.C. Sombrerete / Colonia González Ortega - Colonia Morelos	-	10.0	-	10.0
	Enrique Estrada-Santa Cruz de la Piedras Cargadas	-	8.0	-	8.0
	Noria de Ángeles - Las Maravillas	-	8.0	-	8.0
	Nigromante - Buenavista - Ojo de Agua de la Palma	-	8.0	-	8.0
	Joaquin Amaro-La Labor	-	5.0	-	5.0
	Carretera San Lucas - Los Campos	-	3.8	-	3.8
	Ampliación del Boulevard Eva Sámano de López Mateos, Tramo Casa de la Justicia - Plaza de Toros	-	10.0	-	10.0
	Ampliación del Boulevard Eva Sámano, Tramo Casa Plaza de Toros - Entronque a comunidad Los Ramírez	-	10.0	-	10.0
	E.C. Huejucar / Monte Escobedo - Colonia Anacleto López	-	5.0	-	5.0
	Boquilla de Abajo - La Encantada	-	5.0	-	5.0
	Vicente Guerrero - Milpilllas de la Sierra	-	7.6	-	7.6
	E.C. Pinos / Ojuelos - San Miguel - San Martín	-	10.0	-	10.0
	E.C. Laguna Grande - Adjuntas del Refugio -	-	5.0	-	5.0

	El Durazno				
	Teul de González Ortega - Juchipila Primera Etapa	-	20.0	-	20.0
	El Vinatero-Nuevo Mercurio	-	25.0	-	25.0
TOTAL		**-**	**14,673.8**	**-**	**14,673.8**

ANEXO 38.2. PROYECTOS DE TRANSPORTE MULTIMODAL, FERROVIARIOS, PUERTOS Y OTROS (millones de pesos)

		PPEF 2015	Ampliación	Reducción	Total
PROYECTOS DE INFRAESTRUCTURA ECONÓMICA DE CARRETERAS		**300.0**	**100.0**	**-**	**400.0**
	Libramiento Sur de Morelia, Michoacán	300.0	100.0	-	400.0
PROYECTOS DE INFRAESTRUCTURA FERROVIARIA		**1,798.4**	**1,600.0**	**-**	**3,398.4**
	Realización de obras portuarias, Cambio de Trayectoria de Ferrocarril y Carretera para la Terminal de Gas Natural Licuado en Manzanillo, Colima.	-	150.0	-	150.0
	Línea 3 del Sistema de Transporte Colectivo Metrorrey, Nuevo León	-	1,000.0	-	1,000.0
	Viaducto Bernardo Quintana, Querétaro (Tren Rápido Querétaro- Cd. de México)	1,798.4	200.0	-	1,998.4
	Libramiento Ferroviario, Nayarit (Proyecto Ferroviario Tepic Nayarit)	-	250.0	-	250.0
PROYECTOS DE INFRAESTRUCTURA ECONÓMICA DE PUERTOS		**-**	**15.0**	**-**	**15.0**
	Rehabilitación del Muelle de Usos Múltiples de Puerto San Carlos, Baja California Sur	-	15.0	-	15.0
Total		**2,098.4**	**1,715.0**	**-**	**3,813.4**

ANEXO 39. AMPLIACIONES AL RAMO 11 EDUCACIÓN PÚBLICA (pesos)

		MONTO
RAMO: 11 EDUCACIÓN PÚBLICA		**3,815,567,258**
EDUCACIÓN BÁSICA		**950,000,000**
	U031 Fortalecimiento a la Educación Temprana y el Desarrollo Infantil	950,000,000
EDUCACIÓN SUPERIOR		**750,000,000**
	S245 Programa de Fortalecimiento de la Calidad en Instituciones Educativas: Programa de Apoyo para Escuelas Normales Rurales	400,000,000
	A2M Universidad Autónoma Metropolitana	350,000,000
EROGACIONES PARA LA IGUALDAD ENTRE MUJERES Y HOMBRES 1/		**4,000,000**
	E032 Diseño y aplicación de políticas de equidad de género	4,000,000
CULTURA		**2,111,567,258**
	Ampliaciones a Cultura (Anexo 39.1)	2,111,567,258

1/ Monto incluido en el Anexo 13 Erogaciones para la Igualdad entre Mujeres y Hombres

ANEXO 39.1 AMPLIACIONES A CULTURA (pesos)

		Monto
APOYOS Y DONATIVOS		**2,113,567,258**
PROYECTOS ESTATALES		
ENTIDAD FEDERATIVA	PROYECTO	**431,257,444**
Campeche	Centro estatal de fomento a la lectura	4,000,000
Campeche	Núcleos Musicales Municipales	4,000,000
Campeche	Programa cultural de la juventud	5,000,000
Campeche	Programa de Cultura Infantil	5,000,000
Campeche	Programa de difusión cultural	4,000,000



Campeche	Programa de formación cultural	19,558,079
Campeche	Programa de identidad cultural y desarrollo comunitario	5,000,000
Campeche	Programa de promoción de la cultura popular	8,000,000
Campeche	Programa editorial y de fomento a la lectura	9,171,000
Coahuila de Zaragoza	Conciertos de Música Clásica en el Estado de Coahuila	3,000,000
Coahuila de Zaragoza	Cuarta Edición Fotocoahuila	3,000,000
Coahuila de Zaragoza	Equipamiento y ayuda al sostenimiento del centro de estudio musicales de Torreón	2,000,000
Coahuila de Zaragoza	Exposiciones temporales urbanas	2,000,000
Coahuila de Zaragoza	IV Festival de la Palabra	3,500,000
Coahuila de Zaragoza	IV Festival Infantil y Juvenil La Maroma	3,500,000
Coahuila de Zaragoza	Programa estatal de fomento a la lectura	2,500,000
Coahuila de Zaragoza	Segunda Edición de difusión de la cultura y las artes coahuilenses fuera del Estado	4,000,000
Coahuila de Zaragoza	Segunda Edición de gira de documentales en Coahuila	1,500,000
Coahuila de Zaragoza	Segunda Edición de recorridos culturales multimedia 2000 en Piedras Negras	1,500,000
Coahuila de Zaragoza	Tercer encuentro mundial de poetas	3,500,000
Coahuila de Zaragoza	Tercera edición del Premio Iberoamericano de Poesia Manuel Acuña	2,500,000
Colima	Instrumentos Musicales Sec. Tec. 1	150,000
Colima	Promoción Edición Cortometrajes	50,000
Distrito Federal	Programa de Apoyo a Iniciativas Culturales en el Sistema de Transporte Colectivo Metro de Índole Escénico Musical	1,000,000
Distrito Federal	Recuperación de kioscos y plazas cívicas de la delegación Cuajimalpa de Morelos	10,438,000
Durango	Festival "Cultura para Todos"	1,500,000
Durango	Festival del Camino Real de Tierra Adentro	1,000,000
Durango	Festival Internacional Revueltas 2015	17,500,000
Durango	Jornadas Villistas	1,000,000
Guanajuato	Adquisición de Órgano para la Parroquia de San José, Cortázar, Guanajuato	2,100,000
Guanajuato	Mapa Interactivo del Estado de Guanajuato	1,500,000
Guanajuato	Orquestas Sinfónicas Infantiles	2,000,000
Guanajuato	Temporada Lírica 2015 del Teatro Bicentenario	5,000,000
Guanajuato	Tianguis Gastronómico Latinoamericano Guanajuato	2,500,000
Hidalgo	Operación de la Red Estatal de Museos en Hidalgo	2,500,000
Jalisco	Feria del Libro en Español Leala	4,000,000
Jalisco	Feria Internacional del Huevo	150,000
Jalisco	Festival de la Cultura y las Artes Cualtos	150,000
Jalisco	Festival Papirolas	4,000,000
Jalisco	Proyecto Cultural de la Feria Internacional del Libro de Guadalajara	7,500,000
Michoacán de Ocampo	8 Feria Nacional del Libro y la Lectura	3,700,000
Michoacán de Ocampo	K'uinchekua, Fiesta Michoacana 2015	3,000,000
Michoacán de Ocampo	Promoción y fomento de las artes en Michoacán	3,500,000
Morelos	Biblioteca Móvil, Unidad Móvil que lleva Libros y Actividades de Lectura a diferentes Comunidades y Colonias	1,100,000
Morelos	Promoción e Inserción de Cultura de Radio Chinelo 2015 en las diferentes comunidades de Morelos	6,500,000



Nuevo León		CONARTE, Programa de Apoyo a la Política Cultural del Estado. Etapa IV	10,000,000
Nuevo León		Festival Internacional Santa Lucía	14,000,000
Oaxaca		10° Festival del Jazz de Mazunte en el Municipio de Santa María Tonameca	1,000,000
Oaxaca		Diseño de la Plataforma Digital "Cartografía del Sector Artesanal" (2a. Fase) del Centro de Diseño de Oaxaca	2,000,000
Oaxaca		Dotación de Instrumentos a la Bandas Tradicionales de Oaxaca	2,000,000
Oaxaca		Festival Cultural "Fiestas de Noviembre 2015 " en San Pedro Mixtepec	2,500,000
Oaxaca		Guelaguetza	11,500,000
Oaxaca		Libro Café de Oaxaca, Diversidad de Sabores y Culturas, Segunda Etapa	2,000,000
Oaxaca		Tequio a la Red de Bibliotecas	8,000,000
Puebla		Programa de Festejos 5 de Mayo	10,000,000
Puebla		Programa de Festejos del Mes de Septiembre	10,000,000
Quintana Roo		Apoyo a ferias y festivales tradicionales del Estado de Quintana Roo	22,000,000
Quintana Roo		Creación de la Compañía de Danza Folclórica	6,000,000
Quintana Roo		Encuentro de Orquestas Juveniles	3,000,000
Quintana Roo		Festival de Cultura del Caribe Edición 2015	22,558,079
Quintana Roo		Gira 2015 de la Orquesta Sinfónica de Quintana Roo	9,717,000
Quintana Roo		Gira de la Compañía de Danza de Quintana Roo	6,000,000
Quintana Roo		Riviera Maya Film Festival	17,000,000
San Luis Potosí		Sistema de Orquestas y Coros Juveniles de San Luis Potosí	4,000,000
San Luis Potosí		VIII Festival de la Zona Media	2,000,000
Sinaloa		Evento Cultural "Ballet Clásico"	1,000,000
Sonora		Festivales Culturales en Sonora	10,000,000
Sonora		Proyecto Cultural 2015 Radio Sonora	2,000,000
Sonora		Restauración de Obras Artísticas	3,100,000
Tlaxcala		La identidad del Pueblo Mágico Huamantla en 3D y Performance	7,000,000
Yucatán		Apoyo a la proyección y capacitación de grupos y artistas independientes 2015	5,000,000
Yucatán		Conservación de la identidad del Teatro Regional Yucateco	7,000,000
Yucatán		Descentralización de bienes, acciones y servicios culturales 2015	8,500,000
Yucatán		Expansión de actividades artísticas para personas con discapacidad	1,650,000
Yucatán		Festival Anual de las Artes 2015, Otoño Cultural	9,500,000
Yucatán		Festival Cultural de Jóvenes Creadores 2015	5,465,286
Yucatán		Itinerancia artística en comisarias y colonias de Mérida	7,000,000
Yucatán		XV Festival Internacional de Coros Yucatán 2015, 30 Aniversario del Conjunto Vocal Yucatán	1,200,000
Zacatecas		Festivales del Estado de Zacatecas	5,000,000
Zacatecas		Red Estatal de Festivales	14,500,000
PROYECTOS MUNICIPALES			
ENTIDAD FEDERATIVA	**MUNICIPIO / DEMARCACIÓN**	**PROYECTO**	**437,330,039**
Aguascalientes	Aguascalientes	Clases de Música y Círculos de Lectura en Las	3,100,000



		Colonias de la Zona Oriente y Centro	
Aguascalientes	Aguascalientes	Proyectos y Actividades Culturales 2015	15,000,000
Aguascalientes	Calvillo	Programa Integral de Cultura Calvillo 2015	10,000,000
Aguascalientes	Calvillo	Rehabilitación del Órgano Barroco del Templo del Señor del Salitre	2,000,000
Aguascalientes	Jesús María	Proyectos y Festivales Culturales 2015	15,000,000
Baja California	Tijuana	Arte para el cambio: presupuesto participativo para la intervención de espacios urbanos	1,507,017
Baja California	Tijuana	Creación de públicos para teatro	2,008,888
Baja California	Tijuana	Festitere	1,714,132
Baja California Sur	Comondú	Proyectos Culturales para el Municipio de Comondú	9,300,000
Chiapas	Comitán de Domínguez	Programa Cultural Digital	10,000,000
Chihuahua	Cuauhtémoc	25 Edición del Festival de Las Tres Culturas	3,100,000
Chihuahua	Juárez	Evento Cultural Expo-Joven	3,100,000
Coahuila de Zaragoza	Saltillo	Museo Rubén Herrera: Conservación, Museografía, Seguridad y Restauración Arquitectónica	3,100,000
Colima	Colima	Realización Cortometraje "Prohibido Fumar"	300,000
Colima	Villa de Álvarez	Sala Lectura Digital, Col. Alfredo V. Bonfil fovissste	300,000
Colima	Villa de Álvarez	Sala Lectura Digital, Col. Manuel M. Diéguez	300,000
Distrito Federal	Benito Juárez	Proyectos Integrales de Cultura en Benito Juárez	3,100,000
Distrito Federal	Cuauhtémoc	31ª Festival del Centro Histórico de la Ciudad de México	1,000,000
Distrito Federal	Cuauhtémoc	Migrantes: Cultura, Arte y Diversidad en la Fronteras	6,000,000
Distrito Federal	Cuauhtémoc	Por Amor a la Cuauhtémoc	1,500,000
Distrito Federal	La Magdalena Contreras	Festival Culturas Amigas	3,000,000
Distrito Federal	La Magdalena Contreras	Festival Decembrino Magdalena Contreras	2,000,000
Distrito Federal	La Magdalena Contreras	Festivales Culturales de la Magdalena Contreras	5,000,000
Distrito Federal	La Magdalena Contreras	Festivales Culturales en la Magdalena Contreras	1,000,000
Distrito Federal	Tlalpan	Continuidad del Proyecto "Fortalecimiento a Colectivos Culturales Comunitarios, Artistas, Creadores, Talleristas, Promotores y Gestores Culturales" de la Delegación Tlalpan	3,000,000
Durango	Durango	Festival de las artes "Ricardo Castro"	5,000,000
Durango	Guanaceví	Evento Cultural, Festival Minero	500,000
Guanajuato	Celaya	Programa Cultural Orquesta Juvenil Silvestre Revueltas de Celaya	5,000,000
Guanajuato	Celaya	Realizar Miniserie Histórica: Las Batallas de Celaya	7,000,000
Guanajuato	Celaya	Restauración de Esculturas	620,000
Guanajuato	Celaya	Restauración de Pinturas de San Francisco	600,000
Guanajuato	Guanajuato	Difusión y promoción de actividades artísticas	374,516
Guanajuato	Guanajuato	Fortalecimiento del Centro Cultural y comunitario "Juan Ignacio Torres Landa"	821,168
Guanajuato	León	Renovación de Equipo Educativo para Divulgación de Ciencia y Cultura (Explora)	3,300,000
Guanajuato	Moroleón	Festival de las Plazas	1,500,000
Guanajuato	Pueblo Nuevo	Ecobiblioteca Digital	5,000,000
Guanajuato	San José Iturbide	Festival de la Trova la Danza la Bohemia y Algo	1,200,000



		Más	
Guanajuato	San José Iturbide	Festival Homenaje a José Alfredo Jiménez	800,000
Hidalgo	Jaltocán	XX Festival de la Huasteca	800,000
Hidalgo	Pachuca de Soto	Festival artístico y cultural de la ciudad de Pachuca	3,000,000
Hidalgo	Santiago de Anaya	Feria Cultural Patronal 2015	1,500,000
Hidalgo	Santiago de Anaya	Feria Gastronómica 2015	2,100,000
Hidalgo	Tepeji del Río de Ocampo	Fomento y difusión de las manifestaciones culturales en San Ildefonso, Tepeji del Río	460,000
Hidalgo	Tepeji del Río de Ocampo	Proyecto de instrumentación musical Tepejí del Río	1,941,000
Jalisco	Arandas	Centro Histórico: La Jirola	5,000,000
Jalisco	Autlán de Navarro	Festival de las Artes Nocheztli, 3ra Emisión	5,000,000
Jalisco	La Manzanilla de la Paz	Expo-Festival Cultural de la Manzanilla 2015	2,400,000
Jalisco	Tecolotlán	Tercer festival del mariachi, en la Tierra de Cirilo Marmolejo	400,000
Jalisco	Tuxpan	Adquisición de Instrumentos para la Banda Tradicional de Viento	530,328
Jalisco	Unión de San Antonio	Capacitación Exhibición y Fomento de Eventos Culturales para el Municipio de Unión de San Antonio	3,100,000
Jalisco	Valle de Juárez	Festival de la Cemita	350,000
Jalisco	Villa Corona	Adquisición de instrumentos musicales para las Orquestas Infantil y Juvenil de Amula y Costa Sur	1,669,660
México	Apaxco	"Festival de Verano 2015"	10,100,000
México	Chalco	5to. Festival Cultural La Magia del Mictlán	2,500,000
México	Chalco	Festival del Maíz y del Tamal	2,500,000
México	Huixquilucan	Segundo Festival Cultural Huixquilucan 2015	1,500,000
México	San Simón de Guerrero	Segunda Semana Cultural Cuitepec 2015	1,500,000
Michoacán de Ocampo	Morelia	Festival de Arte y Ópera Contemporánea	5,000,000
Michoacán de Ocampo	Sahuayo	Kiosco Cultural Sahuayo, en Sahuayo Michoacán	1,500,000
Michoacán de Ocampo	Tuxpan	Carnaval de la Flor Tuxpan 2015 (Edición 181)	4,000,000
Michoacán de Ocampo	Tuxpan	Festival de la Flores	1,500,000
Michoacán de Ocampo	Ziracuaretiro	Concurso Regional de Bandas	1,000,000
Morelos	Ayala	Encuentro Cultural Ayala 2015	10,000,000
Morelos	Ayala	Feria Ciudad Ayala	10,000,000
Morelos	Ayala	Fiesta Nacional Emiliano Zapata	10,000,000
Morelos	Cuernavaca	Actividades y Conciertos Culturales	3,100,000
Morelos	Cuernavaca	Festival Teatral	10,000,000
Morelos	Temixco	Fiesta Cultural de la Colonia Alta Palmira del Municipio de Temixco, Morelos	250,000
Morelos	Tlaltizapán de Zapata	Fiesta Cultural del Pueblo de Tlaltizapán, Morelos	250,000
Morelos	Tlayacapan	Saberes y Cultura Tlayacapan	2,000,000
Nayarit	Del Nayar	Cultura para Todos	1,662,000
Nayarit	Jala	Danza, Música y Canto en tu Comunidad	1,662,000
Nayarit	Tuxpan	La Cultura y Teatro para Todos	2,500,000
Nuevo León	San Pedro Garza García	Escenario Móvil	3,100,000
Oaxaca	Oaxaca de Juárez	Festival Cultural de Comparsas de la Agencias Municipales de Oaxaca de Juárez	1,200,000



Oaxaca	Oaxaca de Juárez	Séptima Edición Festival Gastronómico el Saber del Sabor 2015	1,000,000
Oaxaca	Santa Catarina Juquila	Diccionario del Porfiriato	2,391,000
Oaxaca	Santa Catarina Juquila	Juquila Tierra de Fe, Oaxaca de la Esperanza	2,000,000
Oaxaca	Villa de Tututepec de Melchor Ocampo	Ocho Venado Documental	2,000,000
Oaxaca	Villa de Tututepec de Melchor Ocampo	Promoción de la Cultura para el Desarrollo Económico de la Región	1,500,000
Puebla	Chiautla	Festival Cultural	5,000,000
Puebla	Chignahuapan	Festival de la Luz y la Vida	102,310
Puebla	Chignahuapan	Grupo de Danza Santiagueros	100,250
Puebla	Chignahuapan	Orquesta Típica de Chignahuapan	178,311
Puebla	Cuetzalan del Progreso	"La Fiesta Patronal de San Francisco de Asís" en Cuetzalán del Progreso, Puebla	2,500,000
Puebla	Huejotzingo	Festival Internacional de la Fundación Huejotzingo	3,000,000
Puebla	Huejotzingo	Festival Internacional del Teatro de Calle de Huejotzingo "Máscaras del Carnaval"	4,465,143
Puebla	Huejotzingo	Festividades Culturales del Carnaval de Huejotzingo	4,465,143
Puebla	Ixtacamaxtitlán	Feria Cultural de Santa María Zoltepec	3,000,000
Puebla	Quecholac	Encuentro de las Artes Quecholac	8,900,000
Puebla	Quecholac	Rescate a tradiciones culturales "Valle Serdan"	8,782,979
Puebla	Santa Inés Ahuatempan	Actividades de los Grupos Culturales "José María Cajica Camacho"	2,750,286
Puebla	Santa Isabel Cholula	Feria del Libro	8,900,000
Puebla	Santiago Miahuatlán	Creación de una Orquesta	400,000
Puebla	Tepeaca	Feria Regional Tepeaca 2015	4,000,000
Puebla	Tepeaca	Red de Festivales Culturales y Artísticos del 495 Aniversario de la Fundación de Tepeaca	5,000,000
Puebla	Tepexi de Rodríguez	Escenario móvil para los Grupos Culturales de Tepexi de Rodríguez	5,230,000
Puebla	Tétela de Ocampo	Festival Cultural Tétela de Ocampo	3,930,286
Puebla	Venustiano Carranza	Red del Festival del 77 Aniversario de la Expropiación Petrolera Villa Lázaro Cárdenas	8,782,978
Puebla	Zaragoza	"El Ramal Oriental-Teziutlán: las Venas hacia el Corazón de la Estación Zaragoza"	1,430,285
Puebla	Zinacatepec	Equipamiento de los Grupos Culturales de Zinacatepec	950,000
Querétaro	Corregidora	Cultura Itinerante "Acércate"	3,000,000
Querétaro	Corregidora	Festival Cultural de Primavera	1,100,000
Querétaro	Querétaro	Producción de Película: El Doble	1,000,000
Quintana Roo	Solidaridad	Programa Cultural para el Municipio de Solidaridad	10,000,000
San Luis Potosí	San Luis Potosí	Documentos visuales de artistas en producción	5,000,000
San Luis Potosí	Santa María del Río	Animación Artística de la Casa de Cultura de Santa María del Río	1,000,000
Sinaloa	Culiacán	Cine Bus	1,498,250
Sinaloa	Mazatlán	Bibliobús Mazatlán	4,000,000
Sonora	Álamos	Festival Cultural "Álamos, Pueblo Mágico"	1,500,000
Sonora	Arizpe	Festival Cultural del Ajo	2,000,000
Sonora	Arizpe	Festival Cultural del Ajo Arizpe 2015	3,100,000



Sonora	Caborca	Proyecto Cultural en Caborca	2,000,000
Sonora	Empalme	Festival Cultural de la Bahía	2,000,000
Sonora	Empalme	Festival Hilario Sánchez Rubio	1,000,000
Sonora	Empalme	Sexto Festival "Hilario Sánchez Rubio"	1,014,500
Sonora	Guaymas	Creación de la Orquesta Sinfónica y Coro Juvenil de Sonora	5,562,111
Sonora	Guaymas	Elaboración de murales y remodelación de fachada del "Auditorio Cívico Municipal Fray Ivo Toneck" de la Ciudad de Guaymas, Sonora	5,551,396
Sonora	Hermosillo	Fistas del Pitic	3,000,000
Sonora	San Luis Río Colorado	Festival Cultural Tierra Sonora	3,500,000
Sonora	San Luis Río Colorado	Galería Urbana en la Línea Fronteriza	1,300,000
Tlaxcala	Chiautempan	Fortalecimiento de las Tradiciones y Costumbres de Semana Santa de Chiautempan, Impulso para el Desarrollo para la Sociedad Indeso A.C.	500,000
Tlaxcala	Chiautempan	Fortalecimiento de las Tradiciones y Costumbres del Carnaval de Chiautempan, Impulso para el Desarrollo para la Sociedad Indeso A.C.	500,000
Tlaxcala	Nanacamilpa de Mariano Arista	2do Festival Cultural en el Marco del Avistamiento de Luciérnagas 2015	3,000,000
Tlaxcala	Tlaxco	Programa Integral de Festivales Desarrollo y Promoción Cultural	1,000,000
Veracruz de Ignacio de la Llave	Boca del Río	Proyectos Culturales en el Municipio de Boca del Rio	5,000,000
Veracruz de Ignacio de la Llave	Carlos A. Carrillo	Festival Teatral Profesional 2015	3,000,000
Veracruz de Ignacio de la Llave	Coatzacoalcos	X Mosaico de Culturas	3,250,000
Veracruz de Ignacio de la Llave	El Higo	Festival Anual de Día de Muertos en el Higo, Ver.	600,000
Veracruz de Ignacio de la Llave	Fortín	Evento Cultural "Festival de Otoño"	100,000
Veracruz de Ignacio de la Llave	Gutiérrez Zamora	Arte en Movimiento	3,250,000
Veracruz de Ignacio de la Llave	Orizaba	III Festival Tradicional de Día de Muertos	600,000
Veracruz de Ignacio de la Llave	Orizaba	Sumérgete en la Historia XXIV Aniversario del Archivo Municipal de Orizaba	600,000
Veracruz de Ignacio de la Llave	Orizaba	VI Feria Iberoamericana del Libro Orizaba 2015	2,200,000
Veracruz de Ignacio de la Llave	Poza Rica de Hidalgo	Poza Rica de las Artes: "Ciudad Joven, Raíces Profundas".	3,000,000
Veracruz de Ignacio de la Llave	Tampico Alto	Elaboración y edición del libro "Historia de las Huastecas"	1,250,000
Veracruz de Ignacio de la Llave	Tepetzintla	Renovación y/ mantenimiento de mobiliario y adquisición de instrumentos musicales	295,000
Yucatán	Telchac Puerto	Creación del Festival Internacional de música y danza tradicional "El Mundo en un Pueblo Maya"	4,979,102
Zacatecas	Zacatecas	Actividades Culturales en el Municipio de Zacatecas	3,100,000
PROYECTOS NO GUBERNAMENTALES			
ENTIDAD FEDERATIVA	**MUNICIPIO / DEMARCACIÓN**	**PROYECTO**	**1,244,979,775**
Aguascalientes	Aguascalientes	Generación de en ergía Solar y Equipamiento de Domos en Centro Cultural Ángel	600,000

Aguascalientes	Aguascalientes	Programa Cultural	2,500,000
Aguascalientes		México, Cultura y Tradición... A Un Mismo Son	1,000,000
Baja California	Ensenada	Cuatro Elementos + Hombre. Taller: Cuenta Cuentos y Pinta el Medio Ambiente	117,052
Baja California	Mexicali	Fortalecimiento de Acciones Culturales en el Municipio Actividad Cultural	3,100,000
Baja California	Tijuana	Concurso Juvenil como Alternativa para la atención a la Juventud "Todos Somos Migrantes"	900,000
Baja California	Tijuana	Escultura "Puerta de las Américas"	1,000,000
Baja California	Tijuana	Festivales Culturales Sunsound	3,000,000
Baja California	Tijuana	Infraestructura y Evento Cultural Entijuanarte	3,100,000
Baja California	Tijuana	Mi Festival en Tu Comunidad	1,500,000
Campeche	Carmen	Cultura para Todos	3,500,000
Campeche	Carmen	Programa Cultural "Cultura en Movimiento"	3,100,000
Campeche	Carmen	Talleres Culturales 2015	3,500,000
Chiapas	Cintalapa	Promoción y Difusión Cultural Zoque	5,500,000
Chiapas	San Cristóbal de las Casas	Arte Sobre Ruedas	10,100,000
Chiapas	Tuxtla Gutiérrez	Alianza Cultural Tuxtleca	7,300,000
Chiapas		Escucha Chiapas	20,000,000
Chiapas		Rescate de la Marimba	15,000,000
Chiapas		Restauración de la Finca la Razón, en Cintalapa de Figueroa	4,000,000
Chihuahua	Chihuahua	Rehabilitación	500,000
Coahuila de Zaragoza	Torreón	Descubramos Juntos el Arte. Programa de Visitas Escolares al Museo Arocena	777,000
Coahuila de Zaragoza	Torreón	Equipamiento de Bodegas Patrimoniales del Museo Arocena Ubicadas en el Sótano del Inmueble Banco Chino Anexo al Museo	1,000,000
Coahuila de Zaragoza		Programa Cultural Coahuila y Texas en el México de Santa Anna: de la Independencia al Triunfo de la Revolución de Ayutla (1821-1855)	15,000,000
Coahuila de Zaragoza		Programa Cultural Vive Coahuila en Tu Casa	11,400,000
Colima	Colima	2a Etapa del Proyecto "Mexicanos Invisibles, Gente Pequeña"	300,000
Colima	Colima	Cambio de Pisos de Concreto de Área de Usos Múltiples 250mts	125,000
Colima	Colima	Construcción de Aula Cómputo y Techado de Área de Estudio	100,000
Colima	Colima	Construcción de Cubierta y Colocación de Adoquín Patio Actividades Culturales, Albergue	175,000
Colima	Colima	Construcción de Salón de Usos Múltiples y Sanitarios	350,000
Colima	Colima	Evento Cultural Títeres Ambulantes para Grupos Vulnerables "El Carromato"	300,000
Colima	Colima	Proyectos Culturales Varios	2,000,000
Colima	Colima	Rehabilitación Áreas de Convivencia Cultural, Construcción de Tres Aulas y Oficina	1,150,000
Colima	Villa de Álvarez	Construcción de 5 Aulas y Salón de Usos Múltiples	500,000
Distrito Federal	Álvaro Obregón	Conservación y Preservación del Legado Mexica	7,996,537
Distrito Federal	Álvaro Obregón	La Cultura en Tu Colonia	5,000,000
Distrito Federal	Benito Juárez	Actividades Culturales y Filbj	10,100,000

Distrito Federal	Benito Juárez	Cuarto Festival Artístico de Otoño	8,000,000
Distrito Federal	Coyoacán	"Cine y Fotografía Una Exposición Al Aire Libre"	3,100,000
Distrito Federal	Coyoacán	Conciertos Extraordinarios y Temporada de Verano 2015 de la Orquesta Sinfónica de Minería	2,000,000
Distrito Federal	Coyoacán	Segunda Etapa de Ampliación y Remodelación del Edificio del Instituto Artene	2,500,000
Distrito Federal	Cuajimalpa de Morelos	Programa de en trenamiento Musical Filarmonía Vallesana	3,100,000
Distrito Federal	Cuajimalpa de Morelos	Tus Huellas Son Mis Huellas	1,000,000
Distrito Federal	Cuauhtémoc	"Programa Cultural Casa del Poeta, Fomento y Equipamiento"	500,000
Distrito Federal	Cuauhtémoc	13° Festival Internacional de Cine Judío en México	2,000,000
Distrito Federal	Cuauhtémoc	31ª Festival del Centro Histórico de la Ciudad de México	4,300,000
Distrito Federal	Cuauhtémoc	La Cultura y Los Valores en Tu Memoria	6,000,000
Distrito Federal	Cuauhtémoc	Salvaguarda de Los Juguetes y Objetos de la Cultura Popular del Siglo de Oro de México 1900-2000.	1,500,000
Distrito Federal	Cuauhtémoc	Talleres de Cerámica y Componentes Culturales en la Escuela de Artesanías del Distrito Federal del Instituto Nacional de Bellas Artes, Potencial Verde A.C.	2,000,000
Distrito Federal	Iztapalapa	Festival Cultural y Equipamiento del Centro de Artes Iztapalapa, Amigos del Instituto de Artes Gráficas de Oaxaca y del Centro Fotográfico Manuel Álvarez Bravo A.C.	2,000,000
Distrito Federal	Iztapalapa	Promoviendo la Cultura, Fomentamos la Equidad y Prevenimos la Discriminación	3,000,000
Distrito Federal	Iztapalapa	Rompiendo Horizontes para la Cultura	4,000,000
Distrito Federal	Iztapalapa	Talleres de Cerámica y Componentes Culturales en la Escuela de Artesanías del Distrito Federal del Instituto Nacional de Bellas Artes, Potencial Verde A.C.	5,000,000
Distrito Federal	La Magdalena Contreras	Festival por la No Violencia	4,000,000
Distrito Federal	La Magdalena Contreras	Festival Rio Vivo Magdalena	3,000,000
Distrito Federal	Tláhuac	Festividad Tradicional de Día de Muertos en Mixquic	2,000,000
Distrito Federal	Tláhuac	Festividades Tradicionales Tlahuac	1,500,000
Distrito Federal	Tláhuac	Impulso a la Tradición de Comparsas	2,000,000
Distrito Federal	Tláhuac	Jornadas de Cultura y Bienestar	1,500,000
Distrito Federal	Tlalpan	Fiestas Barrio la Lonja, Fundación Hagamos Democracia A.C.	800,000
Distrito Federal	Tlalpan	Fiestas la Fama, Fundación Hagamos Democracia A.C.	200,000
Distrito Federal	Tlalpan	Fiestas Miguel Hidalgo 3a Sección, Fundación Hagamos Democracia A.C.	200,000
Distrito Federal	Tlalpan	Fiestas Parres, Fundación Hagamos Democracia A.C.	400,000
Distrito Federal	Tlalpan	Fiestas Peña Pobre, Fundación Hagamos Democracia A.C.	100,000
Distrito Federal	Tlalpan	Fiestas San Miguel Xicalco, Fundación Hagamos Democracia A.C.	300,000
Distrito Federal	Xochimilco	Identidad, Arte y Cultura Oaxaqueña por Tradición	2,250,000



Distrito Federal		AcercArte a la Cultura 2015	3,500,000
Distrito Federal		Arte en Tránsito	3,000,000
Distrito Federal		Artes y Cultura 3a. Edición	700,000
Distrito Federal		CapacitArte 2015	4,500,000
Distrito Federal		Caravana del Arte y la Cultura del Sol de Anáhuac. 2.0	1,000,000
Distrito Federal		Carlos Monsiváis y Su Colección de Fotografía. Maravillas Que Son Sombras Que Fueron.	1,132,800
Distrito Federal		Cine Cultura	500,000
Distrito Federal		Cine y Arte Para Todos	3,500,000
Distrito Federal		Ciudades Culturales 2014	1,000,000
Distrito Federal		Coloquio Pac	4,000,000
Distrito Federal		Cultura, Creatividad y Sustentabilidad	4,993,961
Distrito Federal		Dotación de Instrumentos Musicales y Talleres para el Fomento a la Cultura en el Valle de México para Participar en Actividades Delegacionales y Municipales, Asesoría Estratégica Pública, A.C.	1,300,000
Distrito Federal		EDUCTANTO	3,000,000
Distrito Federal		El Monociclo Itinerante, Fundación del Monociclo A.C.	1,466,084
Distrito Federal		Embajadores de la Cultura, Fundación Hanoga A.C	3,000,000
Distrito Federal		En la Periferia Largometraje Documental Musical Chp	1,000,000
Distrito Federal		Festival Cultural Joven 2015	2,250,000
Distrito Federal		Festival de Todos Los Músicos	5,000,000
Distrito Federal		Festival Rescatando Mis Orígenes "Pueblos en el Distrito Federal"	5,000,000
Distrito Federal		Jornadas Culturales Musitec 2015	4,000,000
Distrito Federal		La Cultura y el Arte para Todos	1,000,000
Distrito Federal		La República de las Letras Siglo XX	7,000,000
Distrito Federal		Música para un Mundo Mejor	4,500,000
Distrito Federal		Opera Riesgo	4,000,000
Distrito Federal		Palabra y Comprensión, Entramado de Paz, Ceuvoz A.C.	555,000
Distrito Federal		Programa "Cultura Para Llevar"	5,000,000
Distrito Federal		Programa Cultural de Artistas Con Discapacidad	1,000,000
Distrito Federal		Programa Cultural de México Efemérides	1,000,000
Distrito Federal		Programa de Residencias Artísticas en Teatro, Alternativa Escénica	2,044,200
Distrito Federal		Promoción y Creación Lectura y Lectores	1,000,000
Distrito Federal		Redes Artísticas y Patrimonio Cultural	3,000,000
Distrito Federal		Registro y Difusión en medios audiovisuales del Patrimonio Cultural Tangible e Intangible de los Pueblos Originarios desde la perspectiva de los jóvenes indígenas	2,389,862
Distrito Federal		Rehabilitación de Instituciones de la Fundación Renacimiento	1,000,000
Distrito Federal		Rescate y Difusión de las Expresiones Culturales en la Ciudad de México en el Siglo XX	4,000,000
Distrito Federal		Talleres de artes visuales para fomentar los valores; Ayuda Integral al Niño Desprotegido	4,056,972



		A.C.	
Distrito Federal		Teatro Contemporáneo en México (1901-2000)	1,300,000
Guanajuato	Celaya	Conservatorio de Música y Artes de Celaya	1,000,000
Guanajuato	Celaya	Proyecto general de Fomento, Promoción y Difusión de la Lectura 2015	6,000,000
Guanajuato	León	Auditorio y Sala de ensayos Academia Renacimiento-Segunda 2	1,100,000
Guanajuato	León	Construcción Auditorio Sala de ensayos Orquesta Trinitate	3,400,000
Guanajuato	León	Construcción de Auditorio-Sala de en sayos Orquesta Trinitrate	1,000,000
Guanajuato	León	Construcción del Centro Cultural Imagina Segunda Etapa	5,100,000
Guanajuato	León	Equipamiento de la Biblioteca del Museo de Arte Sacro	600,000
Guanajuato	León	Infraestructura para "Ecos Coros y Orquesta de la Fundación León A.C."	3,400,000
Guanajuato	Salamanca	Construcción Centro de Artes Rafael Campuzano	2,000,000
Guanajuato	San Miguel de Allende	Fringe San Miguel Festival de Artes Escénicas	500,000
Guanajuato		Biblioteca formativa Laboral Itinerante	3,000,000
Guanajuato		Proyectos Culturales	7,000,000
Guanajuato		Proyectos Culturales en Guanajuato	3,100,000
Guanajuato		Proyectos Estatales Culturales	10,100,000
Guerrero	Chilapa de Alvarez	Talleres de Artes y Oficios Centro Cultural Chilapan	3,204,472
Guerrero	Tepecoacuilco de Trujano	Encuentro Nacional de Música Tradicional Regional de México "Raíces de México"	550,000
Guerrero	Zihuatanejo de Azueta	Brigadas Juveniles por el Arte y la Cultura	550,000
Guerrero		1er. Feria de la Cultura Popular, Rescate de nuestras Tradiciones Indígenas en los municipios de Tixtla y Mochitlán Guerrero	3,000,000
Guerrero		Centro Sustentable Ángel de la Guarda	2,000,000
Guerrero		Festival Cultural Fandangro Itinerante 2015	2,000,000
Guerrero		Tercera Etapa del Centro Cultural Cristo Rey	4,500,000
Hidalgo	Metepec	Dotación de Instrumentos Musicales para Sinfónica Juvenil	2,000,000
Hidalgo	Tezontepec de Aldama	Orquesta Sinfónica Secundaria Quetzalcóatl de Huitel	9,000,000
Hidalgo		"El Arte como estrategia para una Educación Inclusiva en Niños y Adolescentes con Discapacidad"	2,000,000
Jalisco	Guadalajara	Teatro América y Ludoteca del Centro Cultural para la Niñez	4,000,000
Jalisco	San Pedro Tlaquepaque	Premio Nacional de la Cerámica 2015	2,052,580
Jalisco		Arte en Tu Comunidad	2,800,000
Jalisco		Cultura Itinerante	2,828,463
Jalisco		Desarrollo Cultural Comunitario	3,000,000
Jalisco		Festival Cultural México Tierra de Tradiciones	4,000,000
Jalisco		Segundo Festival de la Sierra del Tigre	4,000,000
México	Atizapán de Zaragoza	Módulos Teatrales y Talleres de conciencia; A.C. Mamá Digital I.A.P	4,056,972
México	Atizapán de Zaragoza	Restauración del Templo el Divino Salvador, Primera Etapa, Municipio de Atizapán de Zaragoza	2,800,000

México	Nezahualcóyotl	Festival de Tradición Magia y Cultura del Municipio de Nezahualcóyotl, Fundación Munimexico A.C.	7,000,000
México	Nezahualcóyotl	Mujeres Haciendo Historia, Realización de Talleres de Expresión Plástica, Escultura en Barro, Fotografía, Cine y Narración para Niñas, Niños, Jóvenes, Madres y Abuela de Familia en Calles de Ciudad Nezahualcóyotl, Organización Flor y Canto Rey Nezahualcóyotl. A.C.	2,000,000
México	Nezahualcóyotl	Realización de Talleres Culturales Itinerantes en Calles de Ciudad Nezahualcóyotl, Asociación Tech Palewi, A.C.	4,000,000
México	Nezahualcóyotl	Segunda Etapa del Proyecto "Coro y Orquesta Miguel Ángel Granados Chapa", Fundación de Mujeres de Comunidad en Movimiento Nezahualcóyotl A.C.	7,000,000
México	Nicolás Romero	"El arte visita tu escuela", Aporte XXIII México A.C., Talleres de Pintura en Centros Educativos	1,500,000
México	Texcoco	"El árbol de las letras" Bibliotecas móviles	3,500,000
México	Toluca	Arte y Cultura con Alegría, Proyecto de Infraestructura Cultural para la Construcción del Área Cultural de la Casa Hogar, Proyecto de Equipamiento Cultural, Adquisición y Modernización, Casa Hogar Alegría IAP	1,000,000
México	Valle de Bravo	Visiones de Cuenca compartida: rescatando el patrimonio biocultural con las familias campesinas de la Cuenca Amaralco-Valle de Bravo	1,429,000
México	Valle de Chalco Solidaridad	1er Festival Cultural "Xico 2015" (el Ombligo del Mundo), Fundación Por Los Derechos y Equidad Ciudadana A.C.	2,000,000
México	Villa Victoria	Proyecto de Promoción Cultural 2015	13,200,000
México		"Baila tu Historia, Foro Itinerante de Danza Regional"	3,000,000
México		"Quién Contó la Leyenda"	2,500,000
México		"Semana de la Juventud Indígena y de los Pueblos Originarios del Estado de México"	1,500,000
México		Caravanas Itinerantes de promoción de la cultura para el combate a la violencia, seguridad y prevención del Delito	4,056,972
México		Cine Conciencia a Través de la Cultura	1,500,000
México		Dispositio	471,264
México		El Color de México	2,500,000
México		Festival Cultural de Malinalco, Segunda Edición del 9 al 16 de marzo de 2015	2,000,000
México		Festival Cultural Regional "Voces, Matices y Raíces" de Nuestra Tierra	6,000,000
México		Festival de Teatro, Danza, Fotografía y Cine Itinerante	6,000,000
México		Festival Musical Mexiquense	2,000,000
México		MovilizArte 2015	4,000,000
México		Pograma "Cultura Para Todos" 2015	4,729,000
México		Teatro de Prevención: Por Nuestros Jóvenes	1,500,000
Michoacán		Bibliocultura sobre ruedas	2,000,000
Michoacán		Festival Mapping	5,000,000
Michoacán		Morelia En Boca 2015, El Festival Internacional de Gastronomía y Vino de México	1,500,000



Michoacán de Ocampo	Coeneo	Casa de la Cultura de Coeneo	2,000,000
Michoacán de Ocampo	Cotija	Casa de Cultura de Cotija A.C.	3,500,000
Michoacán de Ocampo	Morelia	Xavi Festival de Música de Morelia Miguel Bernal Jiménez	8,298,400
Michoacán de Ocampo	Paracho	Cantoya Fest	1,200,000
Michoacán de Ocampo	Paracho	Rescate de la Cultura y Música Tradicional Purépecha	3,800,000
Michoacán de Ocampo	Tlalpujahua	Feratum, Festival Internacional de Cine Fantástico, Terror y Ciencia Ficción de Tlalpujahua	1,000,000
Michoacán de Ocampo	Zacapu	Primer Foro para la Promoción y Difusión de Danzas Ancestrales de la Cultura Purépecha, Uarhani Pukes, Asociación de Campesinos y Trabajadores para la Unidad y Progreso de América	200,000
Morelos	Cuernavaca	Festival de Animación, Videojuegos, y Comics Cuernavaca 2015	2,000,000
Morelos	Temixco	Temixco Cultura en Movimiento, Programa Integral de Actividades Culturales de Alcance Municipal, Fundación Campo Cultural de México, A.C.	4,400,000
Morelos	Xochitepec	Centro Cultural Comunitario y de Capacitación en Medicina Tradicional y Alternativa y de Producción para el Autoconsumo Familiar , Instituto Mexicano de Medicinas Tradicionales Tlahuilli, A.C.	1,000,000
Morelos		La Cultura es Tema de Mujeres	4,500,000
Morelos		Primer Festival Cultural de Música Tradicional UAEM	2,000,000
Nacional		10º Festival Internacional de Cine Documental de la Ciudad de México	2,000,000
Nacional		13° Festival Internacional de Cine de Morelia	11,231,200
Nacional		31ª Festival del Centro Histórico de la Ciudad de México	4,888,000
Nacional		Academia Mexicana de Artes y Ciencias Cinematográficas A. C.	7,820,800
Nacional		Adquisición Estudio y Preservación de Obra Artística del Acervo del Museo Universitario Arte Contemporáneo	3,000,000
Nacional		Arte y Cultura Con Alegría	500,000
Nacional		Artes Cruzadas	1,000,000
Nacional		Capacitación y Educación Cultural para Tepoztlán	1,000,000
Nacional		Caravana Cultural y Artísitca Ambulante	5,000,000
Nacional		Caravana del Elefante Polar - Estado de México Segunda Estación -	8,000,000
Nacional		Caravanas Sirenas al Ataque	2,000,000
Nacional		Cartón Político de Ilustradores y Moneros Encuentro	2,000,000
Nacional		Catalogación Conservación Restauración Investigación Digitalización y Difusión de la Colección Ruth D. Lechuga del Museo Franz Mayer	1,500,000
Nacional		Centro Cultural San Jose de Bolo	1,000,000
Nacional		Cine y Naturaleza; Programa de Creación y Promoción Cultural para los Pueblos del D.F.	1,500,000
Nacional		Ciudad Sinfónica -	3,000,000
Nacional		Comunidad Incluyente Red Virtual para el	2,000,000

		Desarrollo Cultural y Artístico	
Nacional		Construcción del Centro de Artes Escénicas Artboretum Fase 2. Gran Salón	4,500,000
Nacional		Coros de México. Jóvenes Haciendo Música ¡Juventud en Armonía!	4,000,000
Nacional		Creación del Foro Cultural del Museo de las Constituciones de la Unan	1,000,000
Nacional		Crece Leyendo	2,500,000
Nacional		Cuatro Ciudades Conarte: Escuela y Comunidad; Capacidades Ciudadanas y Convivencia A Través de las Artes.	4,888,000
Nacional		Cultura para la Vida 2015	6,000,000
Nacional		Cultura y Concordia para Un Mejor Futuro	3,000,000
Nacional		Cultura y Ficción	7,000,000
Nacional		Difusión de la Cultura Mexicana en 40 Municipios de México	1,000,000
Nacional		Difusión y Promoción de las Artes Escénicas 2015	1,500,000
Nacional		Dramafest en Movimiento	6,000,000
Nacional		El Mariachi Nuestra Música en Brasil	8,000,000
Nacional		El Museo Nacional de San Carlos Visita Tu Comunidad	1,000,000
Nacional		El Retorno de la Serpiente: Mathias Goeritz y la Invención de la Arquitectura Emocional	3,000,000
Nacional		Encuentro de las Artes	4,276,000
Nacional		Equipamiento Biblioteca Incluyente Bs-Ibby México para Mejorar y Diversificar Los Servicios	1,666,578
Nacional		Exposición Los Regalos del Sultán: el Arte de la Generosidad en las Cortes Islámicas	2,000,000
Nacional		Feria Universitaria del Libro	6,000,000
Nacional		Festival de Cine Documental Ambulante	7,820,800
Nacional		Festival de las Vanguardias Musicales en México 2015	3,500,000
Nacional		Festival Internacional de Cine Cinemafest	3,000,000
Nacional		Festival Internacional de Cine en Guadalajara	15,000,000
Nacional		Festival Internacional de Cine Guanajuato	10,000,000
Nacional		Festival Internacional de la Imagen (Fini) 2015	8,000,000
Nacional		Festival Itinerante de las Culturas Populares	1,500,000
Nacional		Festivales de Promoción Cultural Internacional	10,753,600
Nacional		Festivales, Pueblos y Tradiciones de México	1,000,000
Nacional		Fomento A la Producción Teatral Mexicana	6,000,000
Nacional		Fortalecimiento del desarrollo artístico y cultural, a través del MAP	7,000,000
Nacional		Francisco Gabilondo Soler Su Obra y Sus Pasiones; Una Herencia para México.	2,000,000
Nacional		Insite/ Casa Gallina: Proyecto de Arte Público en la Ciudad de México.	1,000,000
Nacional		La Música Es Tradición	4,000,000
Nacional		Las Artes: Danza, Música y Artesanías para Personas con Discapacidad Intelectual	500,000
Nacional		México Hiperrealista	2,000,000
Nacional		México, Arte y Tiempo 2015	4,000,000
Nacional		Museos Frida Kahlo y Anahuacalli:	5,000,000

		Mejoramiento de Infraestructura Renovación Museográfica y Proyectos Culturales	
Nacional		Música Mexicana para el Mundo	1,500,000
Nacional		Música para Aprender A Ser Felices	1,500,000
Nacional		Niños Cantores de Acámbaro	400,000
Nacional		No se Culpe a Nadie Las Revueltas de Los Títeres / Tríptico Binacional de Ópera Para Títeres y Bailarines	2,000,000
Nacional		Ópera México y el Mundo Segunda Edición.	1,000,000
Nacional		Orquesta Sinfónica Juvenil Silvestre Revueltas	3,000,000
Nacional		Palabra y Comprensión Entramado de Paz	700,000
Nacional		Poemas y cuento de Octavio Paz para niñas y niños indígenas	3,500,000
Nacional		Pópera	4,000,000
Nacional		Por Una Danza para Todos	1,000,000
Nacional		Presencia del Estado de México. Conciertos de la Orquesta Sinfonica Mexiquense y el Coro Juvenil del Estado de México	16,000,000
Nacional		Primer Festival Cultural de la Costa Lázaro Cárdenas	1,000,000
Nacional		Programa de Apoyo a Orquestas Infantiles Zona Centro	31,611,600
Nacional		Programa de Apoyo a Orquestas Infantiles Zona Este	24,043,600
Nacional		Programa de Apoyo a Orquestas Infantiles Zona Norte	24,043,600
Nacional		Programa de Apoyo a Orquestas Infantiles Zona Oeste	24,043,600
Nacional		Programa de Apoyo a Orquestas Infantiles Zona Sur	24,043,600
Nacional		Programa de Fortalecimiento A la Educación Musical y Dancística Tercera Fase	8,798,400
Nacional		Programa Pedagógico y Educativo de Inserción Social Proyecto Siqueiros: la Tallera	1,000,000
Nacional		Promoción y Difusión de Grandes Obras de Música Mexicana de Concierto Nunca Antes Grabadas A Través de Grabación de Cds de Sus Obras.	1,500,000
Nacional		Promoción y Fomento de la Cultura	5,000,000
Nacional		Promover y acelerar la enseñanza musical Etapa VI	4,000,000
Nacional		Proyecto Cultural 2015	5,000,000
Nacional		Proyecto Cultural 2015 del Fideicomiso Museo Dolores Olmedo Patiño	2,000,000
Nacional		Proyecto Cultural 2015 del Museo del Objeto del Objeto A.C	2,000,000
Nacional		Proyecto de Acondicionamiento de Espacios Escénicos para Música y Danza	12,708,800
Nacional		Proyecto de Conservación del Acervo y Difusión Cultural del Museo Nacional de la Acuarela Alfredo Guati Rojo 2015	1,000,000
Nacional		Proyecto de Continuidad las Niñas y Los Niños de México Van al Museo 2015	3,000,000
Nacional		Proyecto de Fomento de la Ópera en México: "Opera Payasos" 2015	10,753,600
Nacional		Proyecto Educativo y de Aprendizaje A Través	2,000,000



		del Arte del Museo Tamayo	
Nacional		Proyecto Frontera Df - Edo Mex	2,500,000
Nacional		Proyecto para el Fortalecimiento de la Orquesta Sinfónica de la Universidad Autónoma del Estado de Hidalgo AC	6,799,778
Nacional		Proyectos Culturales Diversos	1,000,000
Nacional		Pueblos Mágicos	500,000
Nacional		Reinserción Social de Jóvenes en Conflicto Con la Ley A Través de la Cultura	1,000,000
Nacional		Salón Abierto Borrando Fronteras"	3,000,000
Nacional		Sembrando Cultura Entre las Calles	1,000,000
Nacional		Si Encuentro Internacional TV Iberoamericano de Mujeres en el Arte	500,000
Nacional		Sistema Musical Sewá Tocando el Futuro	2,000,000
Nacional		Stanley Kubrick	7,500,000
Nacional		Teatro en tu Comunidad	1,500,000
Nacional		Tercer Encuentro Iberoamericano de Escritores Cinematográficos	1,500,000
Nacional		Tláloc, el que Trae la Tormenta	1,927,269
Nacional		Tradiciones Mexicanas	2,500,000
Nacional		Valor - Arte	2,000,000
Nayarit	Tepic	Ruta Huichola Intercultural 2015	3,500,000
Nuevo León	Linares	Linares Creciendo en el Arte 2015	4,000,283
Nuevo León	Linares	Linares Nuevo León de viaje por el mundo a través de la cultura y las artes	4,064,197
Nuevo León		Compañía Ballet Artístico de Monterrey 2015	4,326,679
Nuevo León		Creativados laboratorio para la creatividad espacio para el fomento y desarrollo de la creatividad	2,000,000
Nuevo León		Papalote Museo del Niño	45,000,000
Nuevo León		Proyectos Educativos	2,500,000
Oaxaca	Ciudad Ixtepec	Dotación de Instrumentos Musicales	1,000,000
Oaxaca	Ciudad Ixtepec	Fiesta de Muchos Pueblos "Saa Sti Ira Shise Guihe", Ciudad Ixtepec Oaxaca	4,000,000
Oaxaca	Heroica Ciudad de Juchitán de Zaragoza	Fortalecimiento de Tradiciones y Costumbres e Impulso de la Lengua Zapoteca, Fundación Excellentiam A.C.	3,000,000
Oaxaca	Oaxaca de Juarez	5ta. Noche Bohemia Héctor Martell	750,000
Oaxaca	Oaxaca de Juarez	Festival y Concurso Internacional de Piano	2,000,000
Oaxaca	Oaxaca de Juárez	Festival Cultural y Equipamiento del Instituto de Artes Gráficas de Oaxaca (IAGO), Amigos del Instituto de Artes Gráficas de Oaxaca y del Centro Fotográfico Manuel Álvarez Bravo A.C.	2,000,000
Oaxaca	Oaxaca de Juárez	Talleres para la Especialización en Artes Plásticas Contemporáneas de Oaxaca en el Centro Cultural la Curtiduría, Directores Compositores y Banda Infantil Juvenil del Estado de Oaxaca, A.C.	1,000,000
Oaxaca	San Agustín Etla	Festival Cultural y Equipamiento a la Casa de Artes de San Agustín Etla, Amigos del Instituto de Artes Gráficas de Oaxaca y del Centro Fotográfico Manuel Álvarez Bravo A.C.	2,000,000
Oaxaca	Santiago Jamiltepec	Programa de Actividades Artísticas y Culturales Jamiltepec 2015	1,000,000
Oaxaca		Feria Intenacional del Libro	2,000,000



Oaxaca		Programa de Residencias Artísticas en Puerto Escondido, Oaxaca (Casa Wabi), Arte Contemporáneo de la Ciudad De México, A.C.	2,000,000
Oaxaca		Talleres Culturales Audiovisuales Itinerantes, la Calenda Audiovisual A.C.	300,000
Puebla		Karpa Itinerante de Animación al Cine y Literatura	1,000,000
Puebla		Restauración de Pintura de Mural en el Templo del Conjunto Conventual Franciscano en Zacatlán Puebla	2,000,000
Puebla		Restauración del Templo de Santa María de la Natividad en el Municipio de Nauzontla, Puebla	1,500,000
Querétaro	Querétaro	Colonias Comparte. Proyecto Las Américas. Etapa 3	2,000,000
Querétaro	Querétaro	V Festival Internacional de Danza Ibérica Contemporánea en México	4,000,000
Querétaro		Programa de Difusión de Cultura para el Desarrollo de Querétaro	2,100,000
Quintana Roo	Othon P. Blanco	La cultura como herramienta para prevenir la violencia "No más Violencia, Actúa con Valor"	2,000,000
San Luis Potosí	Ciudad Valles	Ruta Intercultural Huasteca 2015	3,500,000
Sinaloa	Ahome	Unidad Móvil de Cultura	3,100,000
Sinaloa	Culiacán	Proyecto Cultural "Caminando en la Cultura"	5,100,000
Sonora	Cajeme	Actividades Culturales: Fomento del Desarrollo y Expresión Artística de Niños en Situación de Pobreza y Riesgo de Calle Mediante la Compra del Equipamiento Cultural (Compra de Equipo Necesario para Clases de Baile, Música, Dibujo y Pintura)	250,000
Sonora	Cajeme	Actividades Culturales: Promoción de la Expresión Cultural en Niños en Situación de Pobreza y Riesgo de Calle Mediante la Construcción de Un Auditorio y Una Galería de Arte	750,000
Sonora	Cajeme	Otra Oportunidad Musical para Jóvenes y Niños	1,000,000
Sonora	Cajeme	Proyecto Itinerante "Arte Público para la Divulgación" Con Presencia en el Estado de Sonora	1,100,000
Sonora	Hermosillo	Actividades Culturales	5,000,000
Sonora	Hermosillo	Actividades Culturales Comunitarias en Hermosillo	3,100,000
Sonora	Hermosillo	Programa Cultural 2015	3,100,000
Sonora	Hermosillo	Programa de Actividades Culturales 2015	8,000,000
Sonora		Actividades de Fomento Cultural	2,000,000
Sonora		ARS VOCALIS México	4,000,000
Sonora		Desarrollo Social a través de la Música en Zonas Urbanas Marginadas en Hermosillo, Sonora	2,500,000
Sonora		Fomento a la Música Lírica en el Estado de Sonora	2,500,000
Sonora		II Etapa de la construcción de un Conservatorio de Música en Guaymas, Sonora	9,000,000
Sonora		Proyecto para la construcción de Residencia y Centro de Manualidades para la Mujer Indígena	9,500,000
Tabasco	Centro	Cortometraje "Las Gemelas", Luna Nueva, Promoción Cultural A.C.	1,000,000

Tamaulipas		Museo de Historia Natural	15,000,000
Tlaxcala		A los pies del Volcán Tlaxcala	1,500,000
Tlaxcala		Breve Reseña Historia de Tlaxcala	1,000,000
Tlaxcala		Evento Cultural "Pasión Por Tlaxcala"	3,100,000
Veracruz		Ballet "El Lago de los Cisnes"	2,500,000
Veracruz		Cortometraje: Belleza Eterna, Mis días con María Félix	1,500,000
Veracruz		Festival teatral profesional 2015 para la Fundación Participación y Acción Ciudadana, AC	1,500,000
Veracruz		Lectura Itinerante Altas montañas de Veracruz	2,000,000
Veracruz		Mantenimiento y Conservación de la Parroquia de la Asunción de Misantla Veracruz	2,000,000
Veracruz		Proyecto Cultural de Inclusión Social para el fomento del Cine y del teatro Social en localidades	2,000,000
Veracruz		Teatro Itinerante 2015	2,000,000
Veracruz		Valorarte, Valores y Arte para Jóvenes	3,000,000
Veracruz de Ignacio de la Llave	Boca del Río	Proyecto Cultural 2015	3,100,000
Veracruz de Ignacio de la Llave	Córdoba	Consolidación de la Única Escuela de Ballet para Varones	600,000
Veracruz de Ignacio de la Llave	Córdoba	Festival Internacional de Danza	2,500,000
Veracruz de Ignacio de la Llave		Edición del Juego de Mesa "Jarochilandia"	1,200,000
Veracruz de Ignacio de la Llave		Estudio y Elaboración del Catálogo de Arquitectura Religiosa de los Siglos XVI, XVII y XVIII, Escultórico, Pictórico y Objetos de Arte del Estado de Veracruz	5,000,000
Veracruz de Ignacio de la Llave		Programa Evidencias para Artistas Veracruz Ana Detro de Cultura y Capacitación Veracruzana	1,200,000
Veracruz de Ignacio de la Llave		Reedición del Libro "Antigua Veracruz, Lugar de Raíces Profundas"	1,000,000
Yucatán	Tahmek	Continuidad del Centro de Música Infantil y Juvenil de Tahmek (Infraestructura Cultural)	1,072,800
Yucatán	Tekit	Centro de Música Infantil y Juvenil de Tekit	5,660,400
Yucatán	Tekit	Programa de Iniciación Cultural Infantil de Tekit	3,830,000

ANEXO 40. AMPLIACIONES AL RAMO 12 SALUD (pesos)

			Monto
RAMO: 12 SALUD			**169,193,378**
	Erogaciones para la Igualdad entre Mujeres y Hombres 1/		169,193,378
		Actividades de apoyo administrativo	4,000,000
		Formación y desarrollo profesional de recursos humanos especializados para la salud	1,533,857
		Investigación y desarrollo tecnológico en salud	10,000,000
		Prestación de servicios en los diferentes niveles de atención a la salud	29,959,339
		Prevención y Control de Sobrepeso, Obesidad y Diabetes	1,000,000
		Prevención y atención de VIH/SIDA y otras ITS	68,000,000
		Atención de la Salud Reproductiva y la Igualdad de Género en	54,700,182

Salud	

1/ Monto incluido en el Anexo 13 Erogaciones para la Igualdad entre Mujeres y Hombres

ANEXO 41. AMPLIACIONES AL RAMO 13 MARINA (pesos)

	Monto
RAMO:13 MARINA	**1,000,000**
Erogaciones para la Igualdad entre Mujeres y Hombres 1/	**1,000,000**
Actividades de apoyo administrativo	1,000,000

1/ Monto incluido en el Anexo 13 Erogaciones para la Igualdad entre Mujeres y Hombres

ANEXO 42. AMPLIACIONES AL RAMO 15 DESARROLLO AGRARIO, TERRITORIAL Y URBANO (pesos)

	Monto
RAMO 15: Desarrollo Agrario, Territorial y Urbano	**225,000,000**
Sector Central	75,000,000
L001 Obligaciones jurídicas Ineludibles/1	50,000,000
S203 Programa de Apoyo a Jóvenes Emprendedores Agrarios	25,000,000
QEZ Procuraduría Agraria	150,000,000
E001 Procuración de justicia agraria	100,000,000
E003 Ordenamiento y regulación de la propiedad rural	50,000,000

1_/ El importe corresponde a aportaciones al FIFONAFE.

ANEXO 43. AMPLIACIONES AL RAMO 16 MEDIO AMBIENTE Y RECURSOS NATURALES (pesos)

	Monto
RAMO 16: Medio Ambiente y Recursos Naturales	**1,100,000,000**
K134 Programas Hídricos Integrales	1,100,000,000

ANEXO 43.1. AMPLIACIONES PARA PROYECTOS DE INFRAESTRUCTURA HIDRÁULICA (millones de pesos)

	PPEF 2015	AMPLIACIÓN	REDUCCIÓN	TOTAL
PROYECTOS DE INFRAESTRUCTURA HIDRÁULICA	-	**1,100.0**	-	**1,100.0**
Proyecto hidrológico para proteger a la población de inundaciones y aprovechar mejor el agua en el estado de Tabasco (PROHTAB).	-	1,100.0	-	1,100.0
TOTAL	-	**1,100.0**	-	**1,100.0**

ANEXO 44. AMPLIACIONES AL RAMO 17 PROCURADURÍA GENERAL DE LA REPÚBLICA (pesos)

	Monto
RAMO 17: PROCURADURÍA GENERAL DE LA REPÚBLICA	**25,000,000**
Erogaciones para la Igualdad entre Mujeres y Hombres 1/	**25,000,000**
Actividades de apoyo administrativo	4,000,000
Investigar y perseguir los delitos del orden federal	13,000,000
Promoción del respeto a los derechos humanos y atención a víctimas del delito	8,000,000

1/ Monto incluido en el Anexo 13 Erogaciones para la Igualdad entre Mujeres y Hombres

ANEXO 45. AMPLIACIONES AL RAMO 18 ENERGÍA (pesos)

	Monto
RAMO 18: ENERGÍA	**1,905,000**
Erogaciones para la Igualdad entre Mujeres y Hombres 1/	1,905,000
Sector Central	1,905,000

M001	Actividades de apoyo administrativo	1,905,000

1/ Monto incluido en el Anexo 13 Erogaciones para la Igualdad entre Mujeres y Hombres

ANEXO 46 AMPLIACIONES AL RAMO 20 DESARROLLO SOCIAL (pesos)

		MONTO
Ramo 20 Desarrollo Social		**5,208,000**
Erogaciones para la Igualdad entre Mujeres y Hombres 1/		5,208,000
S155	Programa de Apoyo a las Instancias de Mujeres en las Entidades Federativas, Para Implementar y Ejecutar Programas de Prevención de la Violencia Contra las Mujeres	5,208,000

1/ Monto incluido en el Anexo 13 Erogaciones para la Igualdad entre Mujeres y Hombres

ANEXO 47. AMPLIACIONES AL RAMO 40 INFORMACIÓN NACIONAL ESTADÍSTICA Y GEOGRÁFICA (pesos)

	Monto
RAMO 40 INFORMACIÓN NACIONAL ESTADÍSTICA Y GEOGRÁFICA	**40,000,000**
Erogaciones para la Igualdad entre Mujeres y Hombres 1/	**40,000,000**
Actividades de apoyo administrativo	4,000,000
Producción y difusión de información estadística y geográfica de interés nacional	36,000,000

1/ Monto incluido en el Anexo 13 Erogaciones para la Igualdad entre Mujeres y Hombres

ANEXO 48. AMPLIACIONES AL RAMO 45 COMISIÓN REGULADORA DE ENERGÍA (pesos)

	Monto
RAMO 45: Comisión Reguladora de Energía	**400,000,664**
Resectorización	400,000,664

ANEXO 49. AMPLIACIONES AL RAMO 46 COMISIÓN NACIONAL DE HIDROCARBUROS (pesos)

	Monto
RAMO 46: Comisión Nacional de Hidrocarburos	**350,042,587**
Resectorización	350,042,587

SALÓN DE SESIONES DE LA CÁMARA DE DIPUTADOS DEL HONORABLE CONGRESO DE LA UNIÓN.- México, D.F., a 13 de noviembre de 2014.- Dip. **Silvano Aureoles Conejo**, Presidente.- Dip. **Javier Orozco Gómez**, Secretario.- Rúbricas."

En cumplimiento de lo dispuesto por la fracción I del Artículo 89 de la Constitución Política de los Estados Unidos Mexicanos, y para su debida publicación y observancia, expido el presente Decreto en la Residencia del Poder Ejecutivo Federal, en la Ciudad de México, Distrito Federal, a primero de diciembre de dos mil catorce.- **Enrique Peña Nieto**.- Rúbrica.- El Secretario de Gobernación, **Miguel Ángel Osorio Chong**.- Rúbrica.